Form 20-F
period 1997-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 1998-06-30
CIK 884455

                                   FORM 20-F
(Mark One)

[  ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                  OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                  OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 0-19906

                        SPECTRUM SIGNAL PROCESSING INC.
    -----------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
             -----------------------------------------------------
                (Translation of Registrant's name into English)

                            British Columbia, Canada
             -----------------------------------------------------
                (Jurisdiction of incorporation or organization)

                               8525 Baxter Place,
                   Burnaby, British Columbia, Canada V5A 4V7
         --------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Names of each exchange
      on which registered                      Title of each class

         Not Applicable                               None
--------------------------------     --------------------------------------




Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Shares, without par value
             -----------------------------------------------------
                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
             -----------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 1997, the Registrant had outstanding 9,459,397 common shares, without par value (the "Common Shares").

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes X   No
                                             ---    ---

Indicate by check mark which financial statement item the Registrant has
elected to follow. Item 17     Item 18  X
                           ---         ---

         The Company publishes its financial statements in Canadian dollars. All monetary references throughout this Annual Report are expressed in Canadian dollars ("Cdn$" or "$") except where indicated as United States dollars ("US$"). All financial information presented, except where otherwise indicated, has been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Canadian GAAP as applied to the Company conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as otherwise presented in the Company's financial statements. Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in US$ and preparing all such statements in accordance with U.S. GAAP.

         When used in this Annual Report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company's operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: general economic conditions; dependence on significant customers, suppliers and licenses; success of and requirements of original equipment manufacturers; revenues from development contracts; rapid changes in technology; competition; ability to manage growth and integrate acquisitions; actions by governmental authorities; and foreign currency and exchange rate fluctuations. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") contain certain forward looking statements with respect to the business of the Company, including prospective financing arrangement. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward- looking statement. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be to reflect events or circumstances after the date hereof or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those which are detailed from time to time in the Company's SEC filings.

         MEDIA-LINK(Registered), DSP-LINK(Registered) and VASP(Registered) are registered marks in Canada and the U.S.; DSP and Office F/X are registered trademarks of the Company in Canada only. This Annual Report also contains trade names and trademarks of other companies.

                                     PART I


Item 1.           BUSINESS.

         Spectrum Signal Processing Inc., a corporation organized under the laws of the Province of British Columbia, Canada ("Spectrum" or the "Company"), designs, develops and markets programmable digital signal processing ("DSP") solutions which are incorporated into high performance applications used primarily in commercial, wireless and military markets. Commercial off-the-shelf DSP solutions currently offered by the Company are used in a wide range of applications, including avionics, medical diagnostic imaging, communications, control, test and measurement, machine vision and wireless. Spectrum's solutions incorporate proprietary and licensed DSP software, hardware and application specific integrated circuits ("ASICs") integrated with leading manufacturers' programmable DSP microprocessors. The Company recently acquired 3L Limited, a Scotland-based company specializing in operating systems for DSP systems with multiple DSPs in the system, and Alex Computer Systems, Inc. ("Alex Computer"), a New York-based company specializing in DSP hardware and software solutions based on Analog Devices' SHARC processor.

Industry Background

         DSP involves the conversion of analog signals, including sound and light, into a stream of digital values that are then processed, manipulated, exchanged or stored by computing systems. DSP provides several advantages over analog signal processing, including: (i) higher degrees of audio and video compression, resulting in greater storage and communication capacity; (ii) a greater ability to process and manipulate data, resulting in enhanced product performance; and (iii) the ability to process and adapt to changing signals in real time. In addition, DSP permits easier development and upgrades of multi-functional products through the use of programmable software/ hardware combinations, thus shortening time-to-market for new products. Although the theoretical foundation of DSP technology existed for many years, broad applications for DSP technology did not exist until high-speed microprocessors became available at a reasonable cost. The foundation of a DSP system is the DSP microprocessor, or chip, first introduced in the early 1980s by a number of semiconductor companies, including AT&T, Texas Instruments and Motorola. Initial advances in DSP technology using DSP chips took place in military and commercial applications where high performance and speed were of paramount importance and cost was a secondary consideration. In the mid-1980s, very large scale integration ("VLSI") design and manufacturing processes developed for central processing units ("CPUs") and memories were applied to general purpose DSP chips, driving down costs and increasing performance exponentially. These trends, combined with the superior processing capabilities of DSP, have led to rapid growth in DSP applications.

         DSP technology is part of the foundation of the telecommunications and multimedia revolutions of the 1990s, much as VLSI computer chips and memories enabled the PC revolution in the 1980s. DSP technology that enables sophisticated processing of images and voice is rapidly becoming commonplace. DSP chips have been behind major advances in data transmission speeds, which have dramatically reduced the cost of wireless communications (including cellular communications), and emerging voice, audio and image manipulation technologies.

Products

         DSP Systems. The Company's DSP product line ranges from development, off-the-shelf and customer boards, to a broad range of DSP software and ASICs capabilities and products. The Company currently offers DSP boards and hardware modules based on a variety of floating and fixed-point programmable DSP microprocessors (such as Analog Devices' SHARC DSP and Texas Instruments' C6x
DSPs). The Company has also begun developing a series of chips or ASICs designed specifically to increase the performance of its products - the first in this series is the "Hurricane" PCI-to-DSP bridge chip. On the software side, Spectrum also provides operating system software (e.g., Spectrum's Prism, 3L Limited's Diamond and Alex Computers' APEX-Pro), software algorithms and libraries, and debugging tools. The Company's broad line of DSP microprocessors (developed by Texas Instruments, Analog Devices, NEC and Motorola), hardware interfaces, modular product architectures, ASICs capabilities and software development tools allow customers to tailor Spectrum products to a wide variety of applications.

         The prices for the over 100 products for commercial, wireless and military markets currently offered by the Company generally range from US$1,000 to US$10,000 per board for standard products (including the Company's catalog product offerings), to up to US$30,000 for the Company's customized DSP boards.

         A complete DSP system involves a number of hardware and software components that are integrated onto a single DSP board. At the core, all solutions start with a DSP chipset. A chipset consists of one or more DSP microprocessors which are bundled with other chips such as ASIC, memory and audio chips. The chipset along with numerous other components are mounted on a circuit board which is then installed into a computer system. In addition to this specialized hardware, these boards require specialized software to provide instructions for specific applications. The software typically includes DSP algorithms, DSP operating system software and host software. Other than the DSP microprocessor, the Company has the capability to design and develop all the DSP hardware and software for each DSP system.

         Software. In June 1997, Spectrum acquired a Scotland-based software company, 3L Limited, in order to provide more complete DSP software solutions to its customers. 3L Limited specializes in real-time operating systems specifically for applications requiring multiple DSPs. 3L Limited operates on an independent basis under the name of 3L Limited so that it can effectively sell its standard DSP software products through its traditional channels to DSP systems vendors and in-house developers. Spectrum's head office directs 3L Limited's product development activities in Scotland and supports its sales activities with marketing and promotional support. 3L Limited's software is relatively unique in the DSP market and allows Spectrum to gain a competitive advantage by enabling the Company to offer a real-time-operating system, designed specifically for DSP systems with multiple processors (typical Spectrum products), to its customers as part of its standard DSP system solution.

         In March 1998, Spectrum acquired the assets of another DSP company, Alex Computer Systems, Inc., a company with strong software and hardware solutions based on Analog Devices' SHARC-based processors. This acquisition allows Spectrum to become a strong competitor in the floating-point DSP marketplace, with the large SHARC-based product line Alex Computer brought to Spectrum. One of Alex Computer's key strengths is its software capability. On the software side, Alex Computer contributes an outstanding software combination to complement the software Spectrum had for the SHARC-based product line. The software and hardware product line which Alex Computer contributes to Spectrum allows the Company to offer a truly SHARC-based suite of system level solutions.

Markets

         General Commercial. The Company's commercial products historically have been general purpose in nature and targeted to a wide range of applications. The Company believes there is significant opportunity in the commercial market due in part to the constant introduction of new ways to implement DSP technology into traditionally non-DSP commercial applications. Typical applications in this market include: medical diagnostic imaging (e.g., MRI and ultrasound), to test and measurement, control, audio, machine vision and image processing. The Company's customers in this market include: Sunkist, DCA, Nortel, Hewlett-Packard and Ford Motor Company.

         Radar/Sonar. Applications for the military and the aerospace market generally attract the newest, most sophisticated DSP system solutions. The market is driven by a demand for sophisticated commercial (rather than custom) off-the-shelf DSP hardware solutions supported by time-saving software development tools from reliable, quality DSP system suppliers. The balance of hardware and software sophistication, together with reliable supply, is key to differentiating the Company's solutions from those of its competitors. The leading-edge position of the Company's customers in this market forces them to adopt new technology whenever it offers even a modest increase in capability. This causes rapid product cycle updates (requiring new hardware) and increases the development and integration costs and schedules, requiring improved software tools. The Company's customers in this market include: Boeing, Raytheon, Jet Propulsion Labs and the U.S. Department of Defense (Naval Undersea Warfare Center).

         Signal Intelligence. Multiprocessing DSP often is required in military applications, including electronic countermeasures, surveillance and encryption. While overall defense spending has been decreasing, the Company believes that spending for technological improvements and enhancements will continue. DSP solutions are used to satisfy communications and intelligence requirements of the U.S. Department of Defense. Spectrum has developed custom digital receiver hardware modules for the U.S. Department of Defense that complement certain Spectrum off-the-shelf products and provide a cost effective and short time-to-market product for electronic surveillance and intelligence applications. The Company began shipping its first production volumes of these systems in the third quarter of 1996. The Company's customers in this market include: NAI, the U.S. Department of Defense and Hewlett-Packard.

         Wireless. The telecommunications industry historically has been a major user of DSP technology. Telecommunications applicantions such as high-speed digital modems and cellar base stations are based on DSP, which is instrumental in the development of digital cellular networks, including subscriber sets and base stations. The Company is dedicated to providing complete solutions to companies in the wireless industry which, the Company believes, will need to incorporate DSP technology into next generation cellular base station and other wireless technologies.


Customers

         The Company has established a diversified base of customers for its DSP system solutions, representing a wide range of industries and applications. In 1997, the Company conducted business with over 400 customers. The Company's two largest customers accounted for approximately 44% of the Company's sales in 1997. The Company's largest customer, the U.S. Government (principally the U.S. Department of Defense), accounted for approximately 25% of the Company's sales in 1997 and the Company's second largest customer, NAI Technologies accounted for 18% of sales in 1997.

         The following chart shows several of the Company's representative customers for each of the Company's targeted markets:

Commercial                   Radar/Sonar                   Signal Intelligence                        Wireless

Sunkist Growers              U.S. Department               U.S. Department of Defense                 Motorola
                             of Defense

Siemens Medical              Lockheed Martin               Watkins-Johnson                            Silicon
                                                                                                      Wireless

Halliburton                  Boeing                        Hewlett-Packard

Ford Motors                  Westinghouse                  Applied Signal Technologies

Integrated                   Northrup Gruman               E-Systems
Systems

Raytheon                     E-Systems                     Raytheon

                                                           NAI Technologies

Logistics, Manufacturing and Quality Control

         The Company's logistics operations include manufacturing, purchasing, quality assurance, customer service and after-sale technical support and at May 5, 1998 employed 28 persons. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board-level products, cable assemblies and some silicon manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, marketing, sales and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9002 certification in January 1994 and ISO 9001 certification in December 1994.

         The Company supports its ISO 9001 quality standards with after-sale technical support, which is especially desired by customers relying on the Company's design engineers rather than an in-house engineering capability. The Company's support hotline is staffed with application engineers who are experienced in a broad variety of hardware and software products. The application engineers document all problems or questions reported by customers creating a database that assists in the timely resolution of future questions. This database also serves as a tool to the product managers for redefinition and improvements to the Company's product line.

Suppliers

         The Company's DSP solutions include a number of products and components that are sourced from third-party suppliers, including Texas Instruments, Motorola, AT&T and Analog Devices. The Company attempts to use standard parts and components which are available from multiple vendors in its DSP solutions, although certain DSP solutions are based upon manufacturer-specific DSP microprocessors. The Company believes that each supplier has a manufacturing capability in more than one location which reduces the risk of an interruption in product availability. The Company does not have long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on the Company's ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

Research and Product Development

         The Company believes that continued investment in research and development will be critical to the Company's future success. At May 5, 1998, the Company employed 80 persons in the area of research and product development, focusing on the development of next generation products for military aerospace and commercial applications and new multimedia products and ongoing enhancement of existing ASICs, DSP and Windows software and modules. The Company generates a significant percentage of its total revenues from development contracts, primarily with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products and sometimes provide for a production commitment. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company is currently conducting development work under development contracts with several of its customers. The Company intends to continue to seek development contracts with strategic partners.

         During 1995, 1996 and 1997, the Company's research and development expenditures were approximately $3,612,000, $4,637,000 and $5,888,000, respectively.

Engineering

         Building on its expertise in developing DSP solutions, the Company provides a broad range of off-the-shelf and custom programmable DSP products for a variety of applications. To help its customers build better products using DSP technology, Spectrum's own team of engineers uses a broad array of proprietary and licensed DSP technologies to identify the appropriate hardware and/or software solution for each application. The Company's engineers work with their customers' counterparts early in the design process to ensure that the benefits of DSP are fully realized in the customer's end product. Established DSP design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team will then conduct pre-production tests to give customers the opportunity to observe how a product functions in an application so that necessary adjustments can be made before final production. When a DSP design has been approved by the customer, the Company will manufacture the product in the quantity desired by the customer. The Company's engineers also assist customers with project management, test software developments, board layout and manufacture, and system integration and testing.

Intellectual Property

         The Company believes that its success is dependent to a large extent upon its proprietary technology. The Company has acquired expertise in developing, and has developed, a number of proprietary DSP technologies, including: board designs from consumer-focused single processor DSP solutions to military/aerospace-focused multi-processing DSP systems, DSP audio and telephony software, industry standard application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company historically has not sought patent protection of its products in Canada, the United States or abroad and it does not hold any patents on any of its current products. With respect to its own products, the Company claims copyright protection for every circuit board, ASIC or software developed internally. The Company has registered in Canada and the United States trademarks for MEDIA-LINK(Registered), DSP-LINK(Registered) and VASP(Registered).

         In July 1987, the Company entered an agreement with Loughborough pursuant to which the Company licenses certain DSP technology (the "Loughborough License"). In consideration of the license, the Company issued to Loughborough 1,000,000 Common Shares, which were subsequently sold by Loughborough. In addition, the Company is required to pay Loughborough a 5% royalty on certain of the products for the military/aerospace and commercial markets based upon technology licensed from Loughborough and products acquired from Loughborough for resale (collectively, "Loughborough Products") and must pay a flat fee on a per product basis for certain other Loughborough Products purchased by the Company pursuant to such license. In 1995, 1996 and 1997, sales of Loughborough Products accounted for approximately 46%, 33%, and 30%, respectively, of the Company's sales. In 1997, the Company and Loughborough agreed to extend the term of the Loughborough License on a non-exclusive basis through 2004 with respect to Loughborough Products originally released prior to January 1997 and through December 1998 with respect to Loughborough Products originally released subsequent to January 1997. Under the terms of the Loughborough License, as amended, the Company is not permitted to sell any product supplied by a third party which is equivalent to a Loughborough Product unless the Company and Loughborough are unable to agree on competitive terms for the supply of such product by Loughborough. See "Certain Risks--Amendment of the Loughborough License."

         The Company has entered into several licensing agreements pursuant to which a third-party vendor licenses software or know-how to the Company. The Company then typically pays a per unit sale royalty to the licensor at an amount sometimes subject to renegotiation. Under the agreements, the licensed material remains the sole property of the third-party and there is no right to the material after termination of the respective agreement. The agreements are generally non-exclusive and have an indefinite or a three to five year term and are terminable either for cause or for convenience, upon proper notice.

         There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Competition

         The market for DSP hardware and software products is intensely competitive. Competitors vary in size and in the scope and breadth of the products and services offered. Because the Company competes in diverse markets with a wide range of products, certain competitors may have a technology or market advantage with respect to products which relate primarily to such competitor's specific area of expertise. Certain of the Company's competitors have significantly greater financial, research and development, technical and marketing resources than the Company.

         The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price. In the commercial market, the Company faces competition in certain targeted markets from companies that offer more complete solutions. As a result, in some segments of these markets, the Company's growth rate has remained relatively flat.

         Other companies participating in the DSP industry may enter the markets in which Spectrum competes. Competitive pressures and other factors, such as new product introductions by the Company or its competitors, may result in significant pricing pressures that could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Intellectual Property." In addition, there can be no assurance that certain trends in DSP technology, such as native signal processing and silicon integration, will not displace certain of the Company's products, or that in response to such trends the Company will be able to develop new products that achieve market acceptance.

Amendment of the Loughborough License

         In 1995, 1996 and 1997, sales of Loughborough Products accounted for approximately 46%, 33% and 30%, respectively, of the Company's sales. The recent amendment to the Loughborough License which, among other things, changed such license to operate on a non-exclusive basis, could result in increased competition. In particular, early in 1998, Loughborough merged with Mizar, Inc. ("Mizar"), a Texas- based company engaged in the development and marketing of multi-processor DSP computing subsystems, thereby providing Loughborough with a means to rapidly enter the North American market by taking advantage of Mizar's existing North American sales force and presence in the industry. While the Company believes that Loughborough Products will continue to account for a decreasing percentage of the Company's sales in 1998 and thereafter, there can be no assurance that the terms of the amended Loughborough License and any such increase in competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

         See "--ASICs and Software" and "Certain Risks--Amendment of the Loughborough License."

Sales

         The Company's sales force is comprised of 28 persons and headed by the Vice President-Sales. The department is divided into two separate groups: (i) military/aerospace; and (ii) commercial, and ASICs and software.

         The military/aerospace and commercial group is made up of inside sales personnel, field applications engineers, field sales managers and a channel sales director. The sales group is organized into five main geographic regions: the Eastern Region, managed from the sales office in Westborough, Massachusetts, the federal region, managed from the sales office in Landover, Maryland, the Western Region, managed from the sales office in Mountainview, California, the Central Region, managed from the Company's headquarters and the Canadian and overseas markets, also managed from the Company's headquarters. The Company also makes use of third-party sales representative firms which have a technical sales force experienced with similar product lines and an established customer base. ASICs and DSP software sales are managed primarily from the Company's headquarters.

         The Company currently has distribution agreements in place with international distributors in Canada, Israel, Japan, Sweden, Germany, Korea, Taiwan, Australia, South Africa and Denmark.

Marketing

         The marketing department, comprised of 23 persons, is divided into four groups: product marketing, market development, marketing communications and 3L Limited marketing.

         The product marketing group focuses on developing new product ideas and assessing market demand for products that are developed internally or sourced externally. As a new product approaches production, the product managers coordinate the product roll out process. This includes writing data sheets and press releases, ensuring that the product is complete (hardware, software, documentation) and conducting sales training. Ongoing activities in product management include generating sales forecasts, pricing analysis for volume contracts, competitive analysis and product catalog updates.

         The market development group handles forward looking market trends and makes recommendations to the product marketing group regarding required product features for new product development. The group also develops business cases for new product proposals, researches new technologies, and provides direction to the Company regarding key and target markets areas.

         The 3L Limited marketing group helps define new products, and provides product development and feature direction, competitive product and company research, and promotional and collateral support.

         The key objectives in the Company's marketing communications program are to increase awareness of the company externally, handle public relations, increase, product awareness and generate leads through promotional activities. These objectives are pursued by a comprehensive program that includes press releases, press tours, applications articles, direct mail, advertising, catalog and brochure production, prospect and customer database use, trade shows, and joint marketing programs with chip vendors and strategic partners.

Employees

         As of May 5, 1998, the Company had a total of 177 full-time employees, of which 46 were administrative personnel, 51 were sales and marketing personnel and 80 were members of the engineering team. None of the Company's employees are represented by labor unions or collective bargaining units. The Company believes that its relationship with its employees is good.

                                 CERTAIN RISKS

Significant Customers

         In 1997, the Company's two largest customers accounted for approximately 44% of the Company's sales and the U.S. Government (principally the U.S. Department of Defense), its largest customer, accounted for approximately 25% of the Company's sales. In addition, approximately 18% of the Company's sales were made to NAI Technologies. A significant reduction of purchases by any of the Company's largest customers could have a material adverse effect on the Company's business, financial condition and results of operations.

Amendment of the Loughborough License

         In 1995, 1996 and 1997, sales of Loughborough Products accounted for approximately 46%, 33% and 30%, respectively, of the Company's sales. The recent amendment to the Loughborough License which, among other things, changed such license to operate on a non-exclusive basis, could result in increased competition for the Company. In particular, early in 1998, Loughborough merged with Mizar, Inc. ("Mizar"), a Texas-based company engaged in the development and marketing of multi-processor DSP computing subsystems, thereby providing Loughborough with a means to rapidly enter the North American market by taking advantage of Mizar's existing North American sales force and presence in the industry. While the Company believes that Loughborough Products will continue to account for a decreasing percentage of the Company's sales in 1998 and thereafter, there can be no assurance that the terms of the amended Loughborough License and any such increase in competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

Variability of Customer Requirements; Nature and Extent of Customer Commitments on Orders

         The level and timing of orders placed by the Company's OEM customers vary due to customer attempts to manage inventory, changes in the OEM's manufacturing and distribution strategies and variations in demand for customer products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments but instead works with its customers to anticipate the future volume of orders. Based on such anticipated future volumes, the Company makes other significant commitments regarding the levels of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. From time to time, the Company will purchase components that require a long lead time without a customer commitment to pay for them. Generally, customers may cancel, reduce or delay purchase orders and commitments with limited or no penalty. Significant cancellations, reductions, or delays in orders by a customer or group of customers could adversely affect the Company's business, financial condition and results of operations.

Reliance on Original Equipment Manufactures

         A significant component of the Company's strategy is to continue to increase high volume product sales to OEMs. The Company's results of operations thus will depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that such customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their DSP solutions, that other OEMs will become customers of the Company or that any such customers will not terminate supply contracts or cancel purchase orders or reschedule or decrease their level of purchases. Any development that would result in a substantial decrease or delay in sales to one or more significant customers, including actions by competitors or technological changes, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Sales and Marketing."

Dependence on Third-Party Suppliers

         The Company purchases DSP microprocessors and certain other components from IBM, AT&T, Analog Devices, Motorola and Texas Instruments, each of which manufactures and is the sole supplier of the DSP microprocessors upon which specific Spectrum products have been developed. The Company does not have long-term agreements with IBM or any other supplier. While the Company has from time to time experienced shortages of components supplied by third parties, such shortages to date have not had a material adverse effect on operating results. Inability to obtain adequate supplies of DSP chips or components could delay the Company's ability to ship its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Because certain of the Company's products incorporate software developed and maintained by third parties, the Company relies to a certain extent upon such third parties' ability to enhance their current products, to develop new products on a timely and cost-effective basis that will meet changing customer needs, and to respond to emerging industry standards and other technological changes. There can be no assurance that the Company would be able to replace the functionality provided by the third-party software currently offered in conjunction with the Company's products in the event that such software becomes unavailable to the Company or obsolete or incompatible with future versions of the Company's products. The absence of, or any significant delay in, the replacement of that functionality could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any of such third-party software fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign certain of its products. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company's product lines, the resulting decline in demand for the affected products could have a material adverse effect on the Company's business, financial condition and results of operations.

Revenues from Development Contracts

         The Company generates a significant percentage of its total revenues from development contracts. These development contracts generally provide the Company with partial funding for the development of products that meet customer specifications. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company intends to continue to enter into development contracts with strategic partners. The Company's failure to achieve the milestones specified in its existing development contracts, the termination of any of these contracts or the Company's inability to secure future development contracts could have an adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Product Development."

Rapid Changes in Technology

         The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Accordingly, the Company's future performance will be dependent on a number of factors, including its ability to identify emerging technological trends in its target markets, enhance its existing products and introduce new products and features to meet and adapt to changing customer requirements and emerging technologies, differentiate its products from those of its competitors and manufacture and bring products to market quickly at cost-effective prices. There can be no assurance that the Company's competitors will not develop future generations of competitive products that will offer superior price, features or performance which would render the Company's products uncompetitive or obsolete. There can also be no assurance that the Company will successfully develop, complete, introduce and market new systems or system enhancements, or that systems or system enhancements currently in development or that may be developed by the Company in the future will meet industry requirements and achieve market acceptance. Any significant delay or failure to develop, manufacture or ship new or enhanced products could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Product Development." In addition, there can be no assurance that certain trends in DSP technology, such as native signal processing and silicon integration, will not displace certain of the Company's products, or that the Company will be able to develop new products in response to such trends that achieve market acceptance. See "Business--Products and Markets" and "Business--ASICs and Software."

         From time to time, the Company and others may announce new products, capabilities or technologies that have the potential to replace or shorten the lifecycles of certain of the Company's products. There can be no assurance that announcements of currently planned or other new products will not cause customers to defer purchasing existing Company products. Delays or difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, financial condition and results of operations.

Variability of Quarterly and Annual Operating Results

         The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors, many of which are outside the Company's control. These factors include the general demand for computers, computer sub-systems and high performance DSP solutions, the success achieved by the Company's OEM customers in developing and marketing their products, the volume and timing of orders received, the mix of products and development fees, the timing of new product introductions by both the Company and its competitors, pricing by both the Company and its competitors, the Company's ability to develop and market new products, the Company's ability to manufacture its products at high quality levels and at commercially reasonable costs, the availability and cost of DSP microprocessors, the timing and levels of sales and marketing expenditures and general economic conditions, and changes in the customer's financial condition or budget. As a result of the foregoing and other factors, the Company may experience material fluctuations in its future operating results on a quarterly or annual basis that could have a material adverse effect on the price of the Common Shares and the Company's business, financial condition and results of operations.

Competition

         The market for DSP hardware and software products is intensely competitive. Competitors vary in size and in the scope and breadth of the products and services offered. Because the Company competes in diverse markets with a wide range of products, certain competitors may have a technology or market advantage with respect to products which relate primarily to such competitor's specific area of expertise. Certain of the Company's competitors have significantly greater financial, research and development, technical and marketing resources than the Company.

         The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price. In the commercial market, the Company faces competition in certain targeted markets from companies that offer more complete solutions. As a result, in some segments of these markets, the Company's growth rate has remained relatively flat.

         Other companies participating in the DSP industry may enter the markets in which Spectrum competes. Competitive pressures and other factors, such as new product introductions by the Company or its competitors, may result in significant pricing pressures that could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, following the recent amendment to the Loughborough License, the Company may experience competition with respect to products subject to the Loughborough License from Loughborough and/or any future Loughborough licensees or distributors. See "Business--Competition" and "--Amendment of the Loughborough License."

Ability to Manage Growth and Ability to Integrate Recent Acquisitions

         The Company is currently experiencing a period of growth and expansion, due in part to its recent acquisition of 3L Limited and its acquisition of substantially all the assets of Alex Computer (the "Alex Computer Acquisition"). This growth has placed, and could continue to place, a significant strain on the Company's services and support operations, sales and administrative personnel and other resources. The Company's ability to successfully expand its operations will depend in part upon its ability to attract and retain highly qualified employees. The Company's ability to manage its planned growth effectively also will require the Company to continue improving its operational, management and financial systems and controls, to train, motivate and manage its employees and to significantly increase its operating expenses. There can be no assurance that the Company's revenues will increase or that the Company will be able to effectively manage such growth and maintain adequate systems and controls.

Availability of Licenses

         The Company currently licenses a wide variety of intellectual property, such as various software and development tools, from others for use in its products and expects to incorporate such intellectual property owned by others into the products it develops in the future. There can be no assurance that the Company's present licenses grant, or that its future licenses will grant, the Company adequate rights for a sufficient period of time or that the Company will be able to renew expired licenses on commercially reasonable terms. The inability to obtain, maintain or renew adequate licenses could have an adverse effect on the Company. See "Business--Intellectual Property."

Reliance on Proprietary Technology; Lack of Patent Protection

         The Company believes that its success is dependent to a large extent upon its proprietary technology. The Company seeks to maintain the proprietary nature of its technology through copyright protection and confidentiality agreements with parties who have access to proprietary information. The Company has not historically sought patent protection of its products in Canada, the United States or abroad and it does not hold any patents on any of its current products. Accordingly, the Company would not be able to avail itself of the protection afforded by the patent laws in the event that a competitor infringed upon the Company's proprietary rights. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the

Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. See "Business--Intellectual Property."

Contract Manufacturing

         The Company currently uses non-affiliated contract manufacturers for substantially all of its manufacturing processes. The Company intends to use contract manufacturers to procure components, and to assemble and test the majority of its printed circuit board assemblies. The Company's internal manufacturing operations consist primarily of production of prototypes, test engineering, materials purchasing and inspection, and quality control. Although the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such third-party contractors would adversely affect the Company's ability to continue to deliver its products and its business, financial condition and results of operations. See "Business--Logistics, Manufacturing and Quality Control."

Potential Undetected Errors

         Hardware and software products as complex and new as some of those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. Although the Company extensively tests its products prior to their introduction, design errors may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. Although the Company has not experienced any significant errors to date, the occurrence of such errors could have a material adverse effect on the Company's business, financial condition and results of operations.

International Operations and Foreign Currency Exchange Rate Fluctuations

         Sales outside Canada account for substantially all of the Company's revenue. The Company expects that international sales, and sales to the United States in particular, will continue to represent a substantial amount of its revenue.

         Certain risks are inherent in international operations, such as difficulties in management, unexpected changes in regulatory requirements, tariffs and other trade barriers, unique local technical requirements, risk of political instability, longer accounts receivable collection cycles, potentially adverse tax consequences and the burdens of complying with a wide variety of foreign legislation. There can be no assurance that such factors will not have an adverse effect on the Company's business, financial condition and results of operations.

         Substantially all of the Company's revenue has been recognized in currencies other than the Canadian dollar, principally the US dollar. Thus, fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported Canadian dollar sales and net income may be materially and adversely affected. The Company attempts to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through the use of over-the-counter or exchange-traded contracts. There can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition and results of operations.

Dependence on Key Personnel

         The success of the Company is dependent in large part on certain key management and technical personnel, the loss of one or more of whom could adversely affect the Company's business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. Due to the high level of competition in the computer industry generally, and in the DSP segment of the computer industry in particular, there can be no assurance that the Company will be successful in these efforts, and, if unsuccessful, the Company's business and operating results will be materially and adversely affected. The Company does not maintain key man insurance on any of its key management and technical personnel and has no present intention of obtaining any such insurance.

Change of Control; Investment Canada Act; Majority of Directors to be
Canadian

         An investment in the Common Shares which results in a change of control of the Company may be subject to review and approval under the Investment Canada Act, as amended (the "Investment Act"), if the person acquiring control is not a Canadian person. This Canadian regulatory environment may have the effect of delaying or preventing a change of control of the Company. In addition, pursuant to the BC Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia.


                                    GLOSSARY

Algorithm............      A defined procedure for solving a problem or performing an operation.  Algorithms are implemented on a computer through a stored sequence of instructions.
Analog signal......        A continuously-varying electrical representation of
                           natural phenomena such as temperature, pressure,
                           sound and light.
ASIC...................    Application-specific integrated circuit.  A broad term that refers to integrated circuits that are custom, semi-custom or user-
                           programmable.
Chipset................    One or more DSP microprocessors which are bundled with other chips such as ASIC, memory and audio chips.
Digital signal.......      The representation of information as discrete values (e.g., a stream of digits in the form 1s and 0s).  Modern electronic equipment uses digital rather than analog techniques so that computer technology may be employed.
DSP micro-
  processor...........     A specialized microprocessor optimized for the unique processing and data flow requirements of DSP algorithms and software.
                           DSP microprocessors differ from most microprocessors in two respects: (i) the primary function of the microprocessor is to mathematically process continuous external signals rather than manipulate stored data; and (ii) the data is processed in real time rather than in the 'batch' approach often used in general data processing.
Modem................      A modulator/demodulator circuit pair that provides a means of sending digital information over analog links such as the public telephone network.
PC........................ An IBM compatible Personal Computer generally designed with an Intel or Intel compatible X86 microprocessor.
Real time.............     Processing that can be done with minimal or no perceptible delay between the user's action and the computer's response.






Item 2.           DESCRIPTION OF PROPERTIES.

         The Company's head office is located in a facility it leases in Burnaby, British Columbia, Canada and consists of approximately 32,000 square feet. The lease on this facility expires in 2002. The lease provides for annual rental payments of $450,000. The head office facility houses sales, marketing, engineering, logistics, and administration, with development and test facilities. The Company intends to sign a lease with its current landlord for significantly expanded space in a new facility near its present location.

         As a result of its acquisition of 3L Limited, the Company now operates from a 2,000 square feet facility located in Edinburgh Scotland. As a result of its acquisition of Alex Computer, the Company now operates from a 5,000 square foot facility located in Ithaca, New York.

         The Company also leases sales office space in Massachusetts, California, Maryland, Texas and the United Kingdom.

Item 3.           LEGAL PROCEEDINGS.

         The Company knows of no material litigation or proceeding pending, threatened or contemplated to which the Company is or may become a party.







Item 4.           CONTROL OF THE COMPANY.

         The following table sets forth certain information regarding the beneficial ownership of the Common Shares as of May 5, 1998 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Shares, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.



                                                                    Number of Shares                    Percentage of
                                                                   Beneficially Owned(2)                 Ownership(2)
Name and Address(1)                                              --------------------------          ----------------------
-------------------
George Henry(3)...........................................                 811,454                           8.1%
         c/o G. Howard Associates Inc.
         1725 York Avenue
         New York, New York 10128
Kenneth A. Spencer........................................                  10,000                            *
Barry W. Jinks(4).........................................                 357,199                           3.6%
Martin McConnell(5).......................................                  79,500                            *
Brian Lowe(6).............................................                  59,600                            *
Douglas Johnson(7)........................................                  47,000                            *
David Hobbs(8)............................................                  55,000                            *
Ronald Wages(9)...........................................                  16,666
Joseph Abrams(9)..........................................                  46,000                            *
Dr. Karl H. Brackhaus(10).................................                  31,000                            *
John E. Brennan(11).......................................                  69,000                            *
Charles C. Johnston(12)...................................                 329,100                           3.3%
Samuel Znaimer(12)........................................                  34,000                            *
Alex Computer(13)........................................                  821,192                           8.1%
         c/o Alex Informatics Inc.
         1930 Gagnon Street
         Lachine, PQ H8T 3M6
         Canada
All directors and executive officers
 as a group (12 persons)(14)..............................               1,134,065                          11.3%


---------------------------------------
  * Less than one percent.

(1) Except as otherwise noted, the address of the named shareholder is c/o Spectrum Signal Processing Inc., 8525 Baxter Place, Burnaby, British Columbia, Canada V5A 4V7.

(2) Percentages of outstanding Common Shares are based upon 10,009,621 Common Shares outstanding as of May 5, 1998, net of 233,300 Common Shares held in treasury. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange
         Commission which attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Options included in the table are exercisable within 60 days of May 5, 1998.

(3)      Includes 5,000 Common Shares issuable upon the exercise of options.

(4)      Includes 330,771 Common Shares issuable upon the exercise of options.

(5)      Includes 76,500 Common Shares issuable upon the exercise of options.

(6)      Includes 59,000 Common Shares issuable upon the exercise of options.

(7)      Includes 46,000 Common Shares issuable upon the exercise of options.

(8)      Includes 50,500 Common Shares issuable upon the exercise of options.

(9)      Amount reflects Common Shares issuable upon the exercise of options.

(10)     Includes 15,000 Common Shares issuable upon the exercise of options.

(11)     Includes 5,000 Common Shares issuable upon the exercise of options.

(12)     Includes 30,000 Common Shares issuable upon the exercise of options.

(13)     Includes 102,649 Common Shares issuable upon exercise of a warrant.

(14)     Includes 680,437 Common Shares issuable upon the exercise of options.


Item 5.           NATURE OF TRADING MARKET.

         The Common Shares have been traded under the symbol "SSPIF" on the Nasdaq National Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993. The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq National Market and The Toronto Stock Exchange for the periods indicated:

                                                        High                Low                   High                   Low
                                                        ----                ---                   ----                   ---
Calendar Year 1996
  First Quarter..........................            US$13.750           US$8.750              Cdn$18.500          Cdn$12.250
  Second Quarter.........................               12.375              7.625                  16.500              10.125
  Third Quarter..........................                9.875              5.500                  12.800               7.700
  Fourth Quarter.........................                9.125              5.875                  11.900               8.000
Calendar Year 1997
  First Quarter..........................             US$7.75            US$4.750              Cdn$10.500           Cdn$6.750
  Second Quarter.........................                6.125              4.375                   8.500               6.400
  Third Quarter..........................                9.00               4.750                  11.800               6.600
  Fourth Quarter.........................                8.25               4.750                  11.250               6.750

         At May 5, 1998, the Company had approximately 163 shareholders of record and 10,242,921 Common Shares outstanding, including 233,300 Common Shares held in treasury. Of these amounts, there were 134 U.S. shareholders of record holding a total of 9,391,450 Common Shares, or 92% of the Common Shares outstanding.

Item 6.           EXCHANGE CONTROLS AND OTHER LIMITATIONS
                  AFFECTING SECURITYHOLDERS.

         In accordance with the laws of the Province of British Columbia, Canada, under the Company Act (British Columbia) (the "BC Act"), the amendment of certain rights of holders of a class of shares, including Common Shares, requires the approval of not less than three-quarters of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to the Company's Articles, a quorum for a special meeting of the holders of the Common Shares is two persons, present in person or by proxy, representing not less than 5% of the shares entitled to vote at the meeting. Therefore, it is possible for the rights of the holders of Common Shares of the Company to be modified otherwise than by the affirmative vote of the holders of a majority of the then issued and outstanding Common Shares. In certain circumstances where the rights of the Common Shares may be amended, however, holders of Common Shares, as applicable, have the right under the BC Act to dissent from such amendment and require that the Company pay them the then fair value of their Common Shares.

         There is no law or government decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Taxation."

         There is no limitation imposed by Canadian law or by the Articles of the Company (the "Articles") or other charter documents of the Company on the right of a non-resident to hold or vote Common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act").

         The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

         An investment in Common Shares of the Company by a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equalled or exceeded $160 million in 1995 dollars, as indicated on the Company's most recent financial statements. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in Common Shares of the Company by a non-Canadian (other than a WTO investor) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the value of the assets were $5.0 million or more, as indicated on the Company's most recent financial statements.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares. The acquisition of less than a majority, but one-third or more of the Common Shares, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of Common Shares.

          Certain transactions in relation to Common Shares would be exempt from the Investment Act, including:

                  (a) an acquisition of Common Shares if the acquisition were made in connection with the person's business as a trader or dealer in securities;

                  (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

                  (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

         In addition, the Investment Act sets out other restrictions, including notification requirements, which could impact on the acquisition of control of the Company by a non-Canadian.


Item 7.           TAXATION.

Certain U.S. Federal Income Tax Considerations

         The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.

         This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as "capital assets" as defined in Section 1221 of the Code.

         This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

         U.S. HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Sale or Exchange of Common Shares

         A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. The Taxpayer Relief Act of 1997 (the "1997 Act") includes substantial changes to the federal income taxation of capital gains by non-corporate U.S. Holders. Under the 1997 Act, long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 28% federal income tax rate if the Common Shares sold have been held for more than one year but not more than 18 months at the time of the sale or exchange, or a maximum 20% federal income tax rate if the Common Shares sold have been held for more than 18 months at such time. U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Under current law, the source of any loss on the sale, exchange or other disposition of Common Shares is uncertain. Under proposed regulations, which may be applied retroactively, any such loss may be allocated against foreign source income. Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

         A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid therefor by such U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such Common Share and will include the day on which the Common Share is sold by such U.S. Holder.

Treatment of Dividend Distributions

         For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder's income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code.

Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares. Dividends paid in Canadian dollars will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

         Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Common Shares generally will be classified as "passive income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Information Reporting and Backup Withholding

     Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 31% U.S. backup withholding tax. In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the 31% U.S. backup withholding tax. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S.
Internal Revenue Service.

Certain Canadian Federal Income Tax Considerations

         The following discussion summarizes the material Canadian Federal income tax considerations relevant to an investment in the Common Shares by a holder who, for income tax purposes, is resident in the United States and not in Canada, holds the Common Shares as capital property, deals at arm's length with the Company, does not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of an individual investor, is also a United States citizen. The tax consequences of an investment in the Common Shares by an investor who is not as described above may be expected to differ from the tax consequences discussed herein.

         This discussion is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and administrative practices published by Revenue Canada, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

         Taxation of Distributions from the Company

         Dividends paid or credited on the Common Shares to U.S. residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of Common Shares by the Company, as described below. The rate of withholding tax is reduced if the beneficial owner of the dividend is a company which owns at least 10% of the voting stock of the Company at the time the dividend is paid. In this case, the rate is 5% of the gross amount of the dividends.

         If Common Shares are purchased by the Company, a holder will be deemed to have received a dividend to the extent that the amount paid on the repurchase exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. The portion, if any, of the acquisition proceeds that are deemed to be a dividend will be subject to Canadian withholding tax on dividends, as described above. Further, the holder will be deemed to have disposed of the Common Shares for the amount paid by the Company for the Common Shares less the amount deemed to have been received as a dividend. If this results in a capital gain to a holder, the tax consequences will be as described below.

         Taxation of Capital Gains on Sale of Common Shares

         Under the Tax Act, a holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither he nor persons with whom he did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

         A holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a Common Share will be relieved under the Convention from such liability unless:

A. the Common Share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

B.       the holder

         1. was resident in Canada for 120 months during any 20-year period preceding the disposition, and

         2. was resident in Canada at any time during the 10 years immediately preceding the disposition, and

         3. owned the Common Share when he ceased to be a resident of Canada.

Item 8.           SELECTED FINANCIAL DATA.

         The selected financial data for the Company presented below under the captions "Statements of Operations Data" for the years 1996 and 1997 and "Balance Sheet Data" as of December 31, 1996 and 1997, is derived from the Company's financial statements which have been audited by KPMG, independent auditors. The Company's financial statements as of December 31, 1996 and 1997 and for each of the years in the two year period ended December 31, 1997 and the auditors' report thereon are included elsewhere in this Annual Report. The "Statements of Operations Data" for fiscal years 1993, 1994 and 1995 and the "Balance Sheet Data" as of December 31, 1993, 1994 and 1995 are derived from audited financial statements that are not included herein. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Annual Report.



                                                                                              US$ Equivalent(1)
                                                                                             -------------------
                                                                                                 Year Ended
                                              Year Ended December 31,                           December 31,
                                                                                             -------------------
                            -----------------------------------------------------------
                                1993         1994        1995       1996       1997                 1997
                                ----         ----                   ----       ----                 ----
                                       (In thousands, except per share data)

Statements of Operations
Data:

   (Canadian GAAP)

Sales.......................     $12,743      $16,389    $17,712    $27,358    $36,452          US$25,484
Cost of sales...............       6,470        7,115      7,807     11,373     15,548             10,870
                                --------     --------   --------   --------   --------           --------
Gross profit................       6,273        9,274      9,905     15,985     20,904             14,614
Administrative, sales and
marketing expenses..........       4,950        8,033      7,228      9,449     11,006              7,694
Depreciation and amortiza-
tion expenses...............         229          355        579        678        944                660
Research and development
expenses(2).................         570          462      1,839      2,905      3,528              2,466
                                  ------         ----    -------      -----      -----              -----
Earnings (loss) from
operations..................         524          374        259      2,953      5,426              3,794
Interest and bank charge....        (21)         (41)       (42)       (31)          4                  3
Other income................         366          268        664         39         15                 10
                                  ------       ------     ------     ------     ------             ------
Earnings (loss) before income
taxes and discontinued
operations..................         869          601        881      2,961      5,445              3,807
Income taxes (recovery).....         386          164        501        987      2,138              1,495
                                  ------        -----    -------     ------      -----              -----
  Earnings from continuing           483          437        380
    operations..............                                          1,974      3,307              2,312
  Earnings from discontinued          --      (2,602)    (1,410)
    operations..............                                            176      (737)              (515)
                                                                     ------      -----              -----
Net earnings (loss).........      $  483    $ (2,165)   $(1,030)     $2,150     $2,570           US$1,797
                                   =====      =======    =======      =====      =====              =====
  Basic Earnings (loss) per
    share from continuing
    operations..............      $ 0.06        $0.05      $0.04     $ 0.21       0.36           US$ 0.25
  Basic Earnings (loss) per
   share from discontinued
    operations..............        --         (0.30)     (0.15)       0.02     (0.08)             (0.05)
                                   -----     --------   --------     ------    -------            -------
Basic Earnings (loss) per
share.......................     $  0.06    $  (0.25)  $  (0.11)    $  0.23    $  0.28           US$ 0.20
                                  ======     ========   ========     ======     ======              =====
Weighted average number of
common shares outstanding
(basic).....................       8,024        8,759      9,001      9,195      9,235              9,235
  Fully diluted earnings (loss)
  per share from continuing
  operations................      $ 0.06      $  0.05    $  0.04    $  0.21    $  0.34           US$ 0.24
  Fully diluted earnings (loss)
  per share from discontinued
  operations................           -       (0.30)     (0.15)       0.02     (0.07)             (0.05)
                                  ------     --------  ---------     ------    -------             ------
Fully diluted earnings (loss)
per share...................     $  0.06    $  (0.25) $   (0.11)    $  0.23    $  0.27           US$ 0.19
                                  ======     ========  =========     ======     ======              =====
Weighted average number of
common shares outstanding
(fully diluted).............       8,338        9,080      9,343      9,528     10,146             10,146

                                                  At December 31,
                            -----------------------------------------------------------       US$ Equivalent(1)
                                                                                               At December 31,
                                1993           1994       1995       1996       1997                 1997
                                ----           ----       ----       ----       ----                 ----
Balance Sheet Data:

  (Canadian GAAP)

Working capital.............     $12,048       $6,964     $7,668     $9,705  US$10,748            $ 7,514
Total assets................      15,486       14,804     15,525     20,678     24,733             17,291
Long-term debt, net of
current maturities..........         196           52         13         --        107                 75
Shareholders' equity........      13,090       11,136     11,048     13,694     16,155             11,294

------------------

(1) Solely for the convenience of the reader, Canadian dollar amounts have been translated into US dollars using the relevant period-end rate. These translations are not necessarily representative of the amounts that would have been reported if the Company historically had reported its financial statements in US dollars. In addition, the rates used are not necessarily indicative of the rates in effect at any other time.

(2) Amounts shown for the year 1993 are net of tax credits and governmental grants in the amount of $142,000.

         Exchange Rate Information

         The following table sets forth, for the periods indicated, the high and low exchange rates for Canadian dollars expressed in US dollars, the average of such exchange rates on the last day of each month during such period and the exchange rate at the end of such period, based on the inverse of the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

                                                                      Years ended December 31,
                                    -------------------------------------------------------------------------------------
                                          1993               1994              1995               1996               1997
                                    ----------------   ----------------  --------------     ----------------   ----------
Exchange rate at end of
period...........................      US$0.7544          US$0.7128         US$0.7323          US$0.7246           US$0.6991
Average exchange rate
during period....................         0.7729             0.7300            0.7305             0.7334              0.7223
High exchange rate during
period...........................         0.8046             0.7632            0.7527             0.7472              0.7415
Low exchange rate during
period...........................         0.7439             0.7103            0.7023             0.7274              0.7009



Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Annual Report.

General

         The Company was founded in 1987 to manufacture and market products for the military/aerospace and commercial market in North America using DSP technologies licensed from Loughborough.

         The Company devotes significant resources toward product development and related research and development activities. In recent years, the Company has sought to enter into agreements with its OEM customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. See Note 1 of the Notes to the Company's financial statements. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold to the military/aerospace and commercial markets has affected and will continue to affect period-to-period comparisons of gross profit and income from operations

The Company publishes its financial statements in Canadian dollars. All financial information, except where indicated otherwise, has been prepared in accordance with Canadian GAAP, which conforms in all material respects to U.S. GAAP, except as otherwise presented in the Company's financial statements. Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in US$ and preparing all such statements in accordance with U.S. GAAP.

Results of Operations



                                                                                        Years Ended December 31,
                                                                     -----------------------------------------------------------
                                                                           1995                     1996                    1997
                                                                          -----                    -----                   -----
Sales..................................................                   100.0%                   100.0%                  100.0%
Cost of sales..........................................                    44.1                     41.6                    42.7
                                                                          -----                    -----                   -----

Gross margin...........................................                    55.9                     58.4                    57.3
Administrative, sales and marketing                                        40.8                     34.5                    30.2
expenses...............................................                     3.3                      2.5                     2.6
Depreciation and amortization expenses.................                    10.4                     10.6                     9.7
                                                                          -----                    -----                   -----
Research and development expenses......................

Earnings (loss) from operations........................                     1.4                     10.8                    14.9
Interest and bank charges..............................                    10.2                     (0.1)                    0.0
Other income...........................................                     3.7                      0.1                     0.0
                                                                          -----                    -----                   -----

Earnings (loss) before income taxes and
discontinued operations................................                     4.9                     10.8                    14.9
Income taxes (recovery)................................                     2.8                      3.6                     5.8
                                                                          -----                    -----                   -----

Earnings from continuing operations....................                     2.1                      7.2                     9.1
Earnings from discontinued operations..................                     7.9                      0.6                    (2.0)
                                                                          -----                    -----                   -----

Net earnings (loss)....................................                    (5.8)%                    7.8%                    7.1%
                                                                         ======                   ======                  ======


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Sales. Sales from continuing operations in 1997 were $36,452,000, an increase of $9,094,000, or 33.2%, over sales in 1996. Included in 1997 sales were development contract fees of $2,210,000, or 6.1% of 1997 sales, compared to development contract fees in 1996 of $2,642,000, or 9.7% of 1996 sales. Development contract fees included fees generated in 1997 and 1996 from the development of ASICs for applications in the Company's ASICs and software business. The growth in the Company's 1997 sales was due primarily to increased sales in its traditional markets.

         Gross Profit. Gross profit increased to $20,904,000 for 1997 from $15,985,000 for 1996, an increase of 30.8%. Gross margin (gross profit as a percentage of sales) decreased to 57.3% in 1997 from 58.4% in 1996. The decrease in gross margin was due primarily to the reduction in development contract fees in 1997 over 1996 and increased royalties on certain licensed products.

         Administrative, Sales and Marketing. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for 1997 were $11,006,000, or 30.2% of 1997 sales, compared to $9,449,000 in 1996, or 34.5%
of 1996 sales. AS&M expenses as a percentage of sales were lower in 1997 compared to 1996 due to the increase in sales without a commensurate increase in the level of AS&M expenses.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of acquired technology. Amortization expenses in 1997 were $944,000, an increase of $266,000, or 39.2%, over 1996.
The increase in depreciation and amortization was due primarily to increased investment in fixed assets and acquired technology.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. Research and development expenses were $3,528,000 in 1997, or 9.7% of 1997 sales, compared to $2,905,000 in 1996, or 10.6% of 1996 sales. The expenses in 1997 consisted primarily of costs associated with development contract fees relating to ASICs and software and military/aerospace projects. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $5,459,000 in 1997, or 15.0% of 1997 sales, compared to $3,765,000 in 1996, or 13.8% of 1996 sales.

         Other Income. Other income, consisting primarily of interest income on short-term deposits was $15,000 in 1997 compared to other income in 1996 of $39,000.

         Income Taxes. Deferred income taxes for 1997 were $2,138,000, or 39.3% of earnings before taxes and discontinued operations, compared to $987,000, or 33.3% of earnings before taxes and discontinued operations for 1996.

         Net Earnings. The Company had earnings from continuing operations in 1997 of $3,307,000 compared to earnings of $1,974,000 in 1996. Earnings per share (basic) from continuing operations in 1997 was $0.36 per share, compared to earnings per share (basic) from continuing operations of $0.21 per share in 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Sales. Sales from continuing operations in 1996 were $27,358,000, an increase of $646,000, or 54.5%, over sales in 1995. Included in 1996 sales were development contract fees of $2,318,000, or 8.5%, of sales, compared to development contract fees in 1995 of nil. Development contract fees included fees generated in 1996 by the development of ASICs for a multimedia application in the Company's new ASICs and software market segment. The growth in the Company's 1996 sales was due primarily to increased sales in its traditional market.

         Gross Profit. Gross profit increased to $15,985,000 for 1996 from $9,905,000 for 1995, an increase of 61.3%. Gross margin increased to 58.4% in 1996 from 55.9% in 1995. The increase in gross margin was due primarily to the increase in development contract fees in 1996 over 1995.

         Administrative, Sales and Marketing. AS&M expenses in 1996 were $9,449,000, or 34.5% of sales, compared to $7,228,000, or 40.8%, of sales in
1995. AS&M expenses as a percentage of sales were significantly lower in 1996 compared to 1995 due to the increase in sales of products and development contract fees.

         Amortization. Amortization expenses in 1996 were $678,000, an increase of $99,000, or 17.1% over 1995. The increase in amortization was due primarily to increased investment in fixed assets.

         Research and Development. Research and development expenditures were $2,905,000 in 1996, or 10.6% of sales, compared to $1,839,000, or 10.4%, of sales in 1995. The expenditures in 1996 consisted primarily of costs associated with development contract fees relating to ASICs and software and military/aerospace projects.

         Other Income. Other income for 1996 was $39,000 compared to other income in 1995 of $664,000, which consisted primarily of a gain arising from the sale of securities issued by QSound Labs, Inc. in connection with the formation of a 50/50 joint venture. The remainder of other income consisted primarily of interest income on short-term deposits.

         Income Taxes (Recovery). Deferred income taxes for 1996 were
$987,000 which resulted from the drawing down of a portion of the deferred income taxes previously recorded. Income tax provison for continuing operations was 501,000 in 1995.

         Net Earnings (Loss). The Company had earnings from continuing operations in 1996 of $1,974,000 compared to earnings of $380,000 in 1995. Earnings per share from continuing operations in 1996 was $0.21 per share, compared to earnings per share of $0.04 per share in 1995.

Discontinued Operations

         In 1993, the Company introduced its first Computer Telephony ("CTI") products for sale to OEMs and to consumers directly through retail distribution channels. In 1994, the Company developed a new release of its CTI product for high volume production targeted to leading OEM customers such as IBM and OMRON. In 1994, the

Company recorded a charge against inventory relating to its first generation retail CTI product, and in 1995 the Company terminated its retail distribution efforts due to high marketing costs and a failure to achieve significant market penetration, which resulted in operating losses. In 1997, the Company initiated plans to discontinue the operations of its desktop CTI business due to low gross margins prevalent in this market segment. The Company expects to close operations in this business in 1998. Sales of desktop CTI products accounted for 31.2% of sales in 1995, 32.2% of sales in 1996 and 1.9% of sales in 1997.

         Sales of the Company's desktop CTI products in 1997 were $719,000, a decrease of $8,837,000, or 92.5% over sales from this business in 1996. Gross profit from discontinued operations in 1997 was $265,000, a decrease of $1,742,000, or 86.8%, from gross profit from this business in 1996. Operating expenses from discontinued operations in 1997 totaled $1,475,000, a decrease of $269,000, or 15.4%, from operating expenses from this business in 1996. In 1997, the net loss from discontinued operations totaled $737,000, or $0.08 per share (basic), compared to net earnings of $176,000, or $0.02 per share (basic), in 1996.


Liquidity and Capital Resources

         The Company historically has met its operating and capital requirements from cash flow from operations and funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a $5,000,000 operating line of credit (the "Line of Credit"). Borrowings under the Line of Credit bear interest at the Bank's prime rate plus 1/2%, unless the borrowings are denominated in US dollars, in which case the rate of interest is the Bank's US base rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. At May 5, 1998, the Company has outstanding borrowings under the Line of Credit of approximately $2,470,000.

         At December 31, 1996 and December 31, 1997, the Company's cash position was $2,038,000 and $1,979,000, respectively. Net cash provided by (used in) operations, financing and investments was $116,000 and ($59,000) in 1996 and 1997, respectively. For 1997, cash used in operations, financing and investments consisted primarily of cash from operations, and proceeds from the issuance of Common Shares upon the exercise of options which was used primarily for the acquisition of 3L Limited, to increase inventories, fund discontinued operations, purchase of treasury shares and for the purchase of capital assets and software and related development costs. In 1996, cash provided by operations, financing and investments consisted principally of cash from continuing and discontinued operations and the receipt of funds upon the exercise of outstanding stock options. This was used primarily to increase accounts receivable, and for the purchase of capital assets and software and related development costs.

         Accounts receivable, net, at December 31, 1996 and 1997 was $11,493,000 and $9,367,000, respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $2,085,000 during the year ended December 31, 1996 and $3,195,000 during the year ended December 31, 1997, primarily for computer equipment and software and related development costs. In 1997, the Company invested $1,665,000 in the purchase of treasury shares and invested $1,039,000 in the acquisition of 100% of the shares of 3L Limited, net of $268,000 in cash acquired.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit agreement will be sufficient to meet its working capital and capital expenditure requirements in 1998. However, the Company may in the future require additional equity or debt financing to meet its working capital, fixed asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.


Recent Acquisitions

         In June 1997, Spectrum acquired a Scotland-based software company, 3L Limited, in order to provide more complete DSP software solutions to its customers. 3L Limited specializes in real-time operating systems specifically for applications requiring multiple DSPs. 3L Limited operates on an independent basis under the name of 3L Limited so that it can effectively sell its standard DSP software products through its traditional channels to DSP systems vendors and in-house developers. Spectrum's head office directs 3L Limited's product development activities in Scotland and supports its sales activities with marketing and promotional support. Total consideration paid for 3L Limited was 173,333 Common Shares. The acquisition was accounted for under the purchase method.

         On March 17, 1998, Spectrum effectively acquired pursuant to an acquisition agreement the assets of another DSP company, Alex Computer Systems, Inc., a company with strong software and hardware solutions based on Analog Devices' SHARC-based processors. The consideration paid and assets acquired in connection with such acquisition were transferred on May 1, 1998. This acquisition allows Spectrum to become a strong competitor in the floating-point DSP marketplace, with the large SHARC-based product line Alex Computer brought to Spectrum. The software and hardware product line which Alex Computer contributes to Spectrum allows the Company to offer a truly SHARC-based suite of system level solutions. Total consideration paid for the assets of Alex Computer was $961,000 cash, the assumption of $1,525,000 in liabilities, 772,626 Common Shares and a two year warrant to purchase 110,375 Common Shares at an exercise price of Cdn$9.06 per share. The acquisition was accounted for under the purchase method.


Effects of Inflation and Foreign Currency Fluctuations

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported Canadian dollar sales and net income may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through the use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Year 2000 Issue

         The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has therefore committed internal and external resources to address its potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Audit Committee and the full Board of Directors. Costs related to hardware and software replacements and/or modifications will be capitalized and amortized at standard rates. Other costs will be expensed as they occur. The total known cost to the Company of these Year 2000 compliance activities has not been and is not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

         The Company also has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. There can be no assurance that the systems of such suppliers will be converted on a timely basis. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

Item 10.          DIRECTORS AND OFFICERS OF THE COMPANY.

         The directors and executive officers of the Company are as follows:


Name                                                        Age         Position
----                                                        ---         --------
Kenneth A. Spencer.......................................   54          Chair of the Board and Director

Barry W. Jinks(1)(2).....................................   44          President, Chief Executive Officer and
                                                                          Director

Martin McConnell.........................................   46          Vice President, Finance, Chief Financial
                                                                          Officer and Secretary

Brian Lowe...............................................   47          Vice President, Sales

Douglas Johnson..........................................   34          Vice President, Logistics

David Hobbs..............................................   42          Vice President, Engineering

Ronald Wages.............................................   35          Vice President, Marketing

Joseph Abrams(3).........................................   62          Director

Dr. Karl H. Brackhaus(1)(2)..............................   51          Director

John E. Brennan..........................................   51          Director

Charles C. Johnston(2)...................................   63          Director

Samuel Znaimer(1)(2)(3)..................................   41          Director


------------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Acquisition Committee


         Dr. Kenneth A. Spencer has been Chair of the Board since December 1997 and a Director since October 1997. In 1983, Dr. Spencer co-founded Creo
Products Inc. ("Creo"), a Burnaby, British Columbia based high tech company supplying digital pre- press systems. Dr. Spencer stepped down from an active role in Creo in 1995 and is currently a Director of that company. Previous posts held by Dr. Spencer include Vice President and General Manager at MacDonald Dettwiler, and General Manager of Glenayre Technologies Inc.

         Barry W. Jinks has been President of the Company since 1991 and Chief
Executive Officer since 1992. Mr. Jinks has been a Director since 1989 and served as Vice President Marketing, Engineering for the Company from 1989 to 1991. From 1986 to 1989, Mr. Jinks held several senior positions with LSI Logic of Canada, a company engaged in the semiconductor industry, most recently as Director of Marketing.

         Martin McConnell has been Vice President, Finance, Chief Financial
Officer and Secretary of the Company since 1993. From 1985 to 1993, Mr.
McConnell was associated with Epic Data Inc., a company involved in factory data collection systems, in several management positions, most recently serving as Executive Vice President.



         Brian Lowe has been Vice President, Sales of the Company since 1992.
From 1977 to 1992, Mr. Lowe held several management positions with Epic Data
Inc., most recently serving as Vice President, Sales.

         Douglas Johnson has been Vice President, Logistics of the Company since 1994. From 1990 to 1994, Mr. Johnson served as Director of Logistics for the Company. From 1987 to 1990, Mr. Johnson was Corporate Materials Manager with LSI Logic of Canada.

         David Hobbs has been a Vice President, Engineering of the Company since 1994. From 1990 to 1994, Mr. Hobbs held several senior management positions with the Company in engineering. From 1987 to 1990, Mr. Hobbs held several lead positions with Gemini Technology Inc., an ASIC design company, most recently serving as Senior Engineer.

         Ronald Wages has been Vice President, Marketing of the Company since
April of 1997. From 1987 to 1997, Mr. Wages held several positions with Texas
Instruments, most recently as Marketing Manager responsible for worldwide DSP marketing programs and strategic DSP marketing in North America.

         Joseph Abrams has been a Director of the Company since 1993. From 1980 to 1990, Mr. Abrams was President of AGS Computers Inc., a computer software consulting and products company. Since 1990, Mr. Abrams has been a member of the board of directors of Merisel Inc., a computer products distribution company. Since 1995, Mr. Abrams has been a member of the board of directors of Phonetel, a pay telephone company.

         Dr. Karl H. Brackhaus has been a Director of the Company since 1990.
Since 1976, Mr. Brackhaus has been President and CEO of Dynapro Systems Inc., a company involved in the design and manufacture of computer based industrial display systems.

         John E. Brennan has been a Director of the Company since 1995. Since
1992, Mr. Brennan has been President and a Director of Activated Communications
Inc., a communications company. Since 1991, he has been President of Paging
Dimensions, Inc., a paging company, and President of RCS, Inc., a leasing company. Since 1990, he has also served as Vice Chairman of Southern Union
Company, a natural gas distribution company. From 1986 until its merger with Bell Atlantic Corporation in 1992, he served as President and Chief Operating
Officer of Metro Mobile CTS, Inc., a cellular telephone company of which he was a co-founder.

         Charles C. Johnston has been a Director of the Company since 1992.  Mr.
Johnston is presently an active private investor. From 1990 to 1992, Mr. Johnston was Chairman of Teleglobe Inc., a computer services company. Since January 1990, Mr. Johnson has been a member of the Board of Directors of Teleglobe Inc. From
1969 to 1989, he was Chairman and Chief Executive Officer of ISI Systems Inc., a computer service company.



         Samuel Znaimer has been a Director of the Company since 1990.  Since
1983, Mr. Znaimer has been Senior Vice President of Ventures West Capital Ltd., a venture capital company.

         There is no family relationship between any Director or executive officer. There are no arrangements or understandings between any Director or executive officer.

         The Board of Directors met eight times in 1997. Under the BC Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed.

         The Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee, whose members are Messrs.
Brackhaus, Jinks and Znaimer, is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. The Audit
Committee met once in 1997. The Compensation Committee, whose members are Messrs. Brackhaus, Johnston and Jinks, recommend to the Board of Directors the compensation for the Company's key employees. The Compensation Committee met twice in 1997.

         The Acquisition Committee, whose members are Messrs. Znaimer and
Abrams, formed to make recommendations to the Board of Directors on acquisition opportunities, met twice in 1997.



Item 11.          COMPENSATION OF DIRECTORS AND OFFICERS.


         Aggregate compensation paid to all directors and officers as a group for services in all capacities during 1997 was Cdn$1,390,000. The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer in 1997.

                                            Summary Compensation Table


                                                                                             Other
                                                                                             Annual            Securities
                                                           Salary          Bonus          Compensation         Underlying
Name and Principal Position                  Year          (Cdn$)          (Cdn$)             (Cdn$)           Options(#)
----------------------------               --------      -----------     ----------     ----------------      -------------
Barry W. Jinks.....................          1997         $221,025       $146,023            $   286         13,000
   President and Chief Executive             1996          193,200        115,391                330           --
    Officer                                  1995          168,000             --                330           --



   The following table sets forth certain information with respect to the aggregate number and value of options exercisable by the Company's Chief Executive Officer at December 31, 1997.

                Aggregated Option Exercises in Last Fiscal Year
                           And Year-end Option Values

                                                            Number of Securities
                                                            Underlying Unexercised                   Value of Unexercised
                                                              Options at Fiscal                      In-The-Money Options
                            Shares         Value                Year End(#)                      Fiscal Year End (Cdn$)(1)
                          Acquired on    Realized    ---------------------------------       ----------------------------------
 Name                     Exercise(#)     (Cdn$)     Exercisable         Unexercisable       Exercisable          Unexercisable
 ----                    ------------    --------    -----------         -------------       ----------           -------------
Barry W. Jinks.....           0              N/A           328,171          133,001          $1,596,420                 $60,000


---------------------------------------
    (1) Total value of 'in-the-money' unexercised options is based on the difference between the last sales price of the Common Shares on The Toronto Stock Exchange on December 31, 1997 (Cdn$7.50 per share) and the exercise price of the 'in-the-money' options, multiplied by the number of 'in-the-money' option shares.

   Directors' Compensation

   In 1997, the Board of Directors approved a fee of Cdn$1,000 for each meeting attended in person. The Board also approved the grant of an annual option to each member of the Board of Directors to purchase 3,000 Common Shares. Additionally, the Chair of Board, the Chair of a committee of the Board and each member of a committee of the Board will be granted an annual option to purchase 1,000 Common Shares. All options will have an exercise price equal to the market price of the Common Shares on the date of grant.

   In addition to the above, Kenneth Spencer, a Director of the Company, also acts as a consultant for the Company and receives a consulting fee of $20,000 per year, payable quarterly. For the last completed financial year, Mr. Spencer received a total of $5,000 in consulting fees.

   No other compensation was paid to directors of the Company during the last completed fiscal year.

   Executive Compensation Plan

   Under the Company's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of targets relating to key strategic objectives, financial performance of the Company and individual performance. These bonuses are reported in the year they were earned, based upon Company and individual performance. Bonuses earned in any particular year are paid out in the first quarter of the following year.


Item 12.          OPTIONS TO PURCHASE SECURITIES FROM COMPANY.

Stock Option Plan

   In June 1995, the Company adopted a stock option plan (the "Plan") which permits the granting of options to acquire Common Shares to the directors, senior officers and employees of the Company. It is the Company's intention to grant options under the Plan to all employees. The purpose of the Plan is to attract and retain the services of the directors, officers and employees and to provide added incentive to such persons by encouraging share ownership in the Company. Under the Plan, the exercise price must be not less than the market price of the Common Shares at the time the option is granted, and the option term may not exceed ten years. Other terms and conditions of the options granted under the Plan are determined by the Board of Directors or by a committee appointed to administer the Plan. Options granted under the Plan are nontransferable and generally terminate on cessation of employment with the Company.

   The maximum number of Common Shares which may be issued under the Plan is 2,650,000 shares and no individual may hold options to purchase Common Shares exceeding 5% of the number of Common Shares outstanding from time to time.

   At May 5, 1998, options to purchase an aggregate of 1,644,990 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from Cdn$0.70 to Cdn$16.10 per share. Of such options, options to purchase 1,043,172 Common Shares have been granted to directors and officers of the Company. Option grants by the Board of Directors prior to the adoption of the Plan were ratified on an annual basis by the Company's shareholders. Substantially all such shares so granted are now deemed to have been granted pursuant to the Plan and count toward the 2,650,000 shares reserved for issuance under the Plan.

Item 13.          INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS.

    Not applicable.

                                    PART II


Item 14.          DESCRIPTION OF SECURITIES TO BE REGISTERED.

    Not applicable.


                                    PART III


Item 15.          DEFAULTS UPON SENIOR SECURITIES.

    Not applicable.


Item 16.          CHANGES IN SECURITIES AND CHANGES IN SECURITY
    FOR REGISTERED SECURITIES.

    Not applicable.


                                    PART IV


Item 17.          FINANCIAL STATEMENTS.

    Not applicable.

Item 18.          FINANCIAL STATEMENTS.

    See Item 19.

Item 19.          FINANCIAL STATEMENTS AND EXHIBITS.


   (a)  Index to Consolidated Financial Statements
                                                                       Page(s)
                                                                       ------

  Selected financial data.............................................. 29

  Management's discussions and analysis of financial conditions and results of operations..................................... 31

  Report of Independent Public Accountants.............................F-2

  Consolidated Balance Sheets..........................................F-3

  Consolidated Statements of Operations and Retained
   Earnings (Deficit)..................................................F-4

  Consolidated Statements of Changes in Financial Position.............F-5

  Notes to Consolidated Financial Statements...........................F-6


         (b)  Exhibits

         All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

2.1      --       Share Purchase Agreement, dated May 27, 1997, among the
                  Company, 3L Limited and the shareholders of 3L Limited.

3.1      --       Certificate of Incorporation (incorporated by reference to the Company's Report on Form 20-FR filed on February 26,
                  1992).

3.2      --       Articles of the Company (incorporated by reference to the
                  Company's Report on Form 20-FR filed on February 26, 1992)).

4        --       Specimen Share Certificate (incorporated by reference to
                  the Company's Registration Statement on Form F-1 (No.
                  333-4820)).

10.1     --       License Agreement, dated July 31, 1987, between Loughborough
                  Sound Images Ltd. and the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26,
                  1992).

10.2     --       Distribution and Manufacturing Agreement, dated January 17,
                  1997, between Loughborough Sound Images PLC and the Company
                  (incorporated by reference to the Company's Report on Form
                  20-F filed on June 30, 1997).*

10.3     --       Stock Option Plan (incorporated by reference to the Company's
                  Registration Statement on Form F-1 (No. 333-4820).

10.4     --       Lease agreement, as amended, between KAB Properties Inc. and the Company (incorporated by reference to the Company's
                  Registration Statement on Form F-1 (No. 333-4820)).

10.5     --       General Security Agreement, dated March 8, 1991, between the
                  Bank of Montreal and the Company; Agreement dated January 31,
                  1995 executed by the Company (incorporated by reference to the Company's Registration Statement on Form F-1 (No.
                  333-4820)).

10.6     --       Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter dated
                  January 4, 1995 between the Company and the Bank of Montreal
                  (incorporated by reference to the Company's Registration
                  Statement on Form F-1 (No. 333-4820)).

10.7     --       Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal.


* Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

           SPECTRUM SIGNAL PROCESSING INC.

           Consolidated Financial Statements

           December 31, 1997 and 1996

       INDEX

                                                                         Page
                                                                         ----

       Auditors' Report                                                    2

       Consolidated Financial Statements

       Consolidated Balance Sheets                                         3

       Consolidated Statements of Operations and Retained Earnings         4

       Consolidated Statements of Changes in Financial Position            5

       Notes to Consolidated Financial Statements                          6

                              [KPMG LETTERHEAD]

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 1997 and 1996 and the consolidated statements of operations and retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonalbe assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.


/s/ KPMG
Chartered Accountants


Richmond, Canada
February 5, 1998

SPECTRUM SIGNAL PROCESSING INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
                                                                                    1997            1996
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets

     Cash and short term deposits                                                    $   1,979      $   2,038
     Accounts receivable, net of allowance for doubtful accounts of $243                 9,367         11,493
     (1996 - $321)

     Inventories                                                                         5,809          2,396
     Prepaid expenses                                                                      315            707
--------------------------------------------------------------------------------------------------------------
                                                                                        17,470         16,634

Capital Assets (note 3)                                                                  3,501          2,920
Other assets (note 4)                                                                    3,762          1,124
--------------------------------------------------------------------------------------------------------------

                                                                                      $ 24,733       $ 20,678
=============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable and accrued liabilities                                            6,722          6,916
     Current portion of long-term debt (note 5)                                            ---             13
-------------------------------------------------------------------------------------------------------------
                                                                                         6,722          6,929

Long-term debt (note 5)                                                                    107            ---
Deferred income taxes                                                                    1,749             55
Shareholders' Equity
     Share capital (note 6)                                                             13,259         13,368
     Contributed surplus (note 6)                                                          106            106
     Retained earnings                                                                   2,790            220
--------------------------------------------------------------------------------------------------------------
                                                                                        16,155         13,694
Commitments (note 9)
--------------------------------------------------------------------------------------------------------------
                                                                                      $ 24,733       $ 20,678
=============================================================================================================


See accompanying notes to consolidated financial statements.

On behalf of the Board

_________________________ Director _________________________ Director

SPECTRUM SIGNAL PROCESSING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (Expressed in thousands of Canadian dollars, except per share amounts)

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                Years ended December 31,
                                                                                 1997              1996
--------------------------------------------------------------------------------------------------------------

Sales                                                                             $   36,452       $   27,358
Cost of sales                                                                         15,548           11,373
--------------------------------------------------------------------------------------------------------------

                                                                                      20,904           15,985

Expenses
     Administrative                                                                    4,372            4,158
     Sales and marketing                                                               6,634            5,291
     Amortization                                                                        944              678
     Research and development                                                          3,528            2,905
--------------------------------------------------------------------------------------------------------------

                                                                                      15,478           13,032
--------------------------------------------------------------------------------------------------------------


Earnings from operations                                                               5,426            2,953

Other revenue (expense)
     Interest and bank charges                                                             4              (31)
     Other income                                                                         15               39
--------------------------------------------------------------------------------------------------------------

                                                                                          19                8
--------------------------------------------------------------------------------------------------------------


Earnings before income taxes and discontinued
operations                                                                             5,445            2,961

Deferred income taxes (note 7)                                                         2,138              987
--------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                                    3,307        $   1,974
Earnings (loss) from discontinued operations (note 11)                                  (737)             176
--------------------------------------------------------------------------------------------------------------
Net earnings                                                                           2,570            2,150

Retained earnings (deficit), beginning of year                                           220           (1,930)
--------------------------------------------------------------------------------------------------------------

Retained Earnings, end of year                                                       $ 2,790            $ 220
==============================================================================================================

Earnings per share (note 8)
Basic
   From continuing operations                                                        $ 0.36            $ 0.21
   After discontinued operations                                                     $ 0.28            $ 0.23
Fully diluted
   From continuing operations                                                        $ 0.34            $ 0.21
   After discontinued operations                                                     $ 0.27            $ 0.23
==============================================================================================================

See accompanying notes to consolidated financial statements.




SPECTRUM SIGNAL PROCESSING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)


-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                Years ended December 31,
                                                                                1997               1996
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)

Operations
     Earnings from continuing operations                                         $   3,307          $   1,974
     Items not involving cash
         Amortization                                                                  944                678
         Deferred income taxes                                                       2,138                987
     Changes in non-cash operating working capital
         Accounts receivable                                                         2,270             (4,818)
         Inventories                                                                (3,394)               754
         Prepaid expenses                                                              419               (322)
         Accounts payable and accrued liabilities                                     (446)             2,491
--------------------------------------------------------------------------------------------------------------

Cash from continuing operations                                                      5,238              1,744
--------------------------------------------------------------------------------------------------------------

     Earnings (loss) from discontinued operations                                     (737)               176
     Deferred income taxes, an item not involving cash                                (473)                87
--------------------------------------------------------------------------------------------------------------
Cash from discontinued operations                                                   (1,210)               263
--------------------------------------------------------------------------------------------------------------
                                                                                     4,028              2,007
--------------------------------------------------------------------------------------------------------------
Financing

     Deferred share issue costs                                                        263               (263)
     Issue of shares, net of share issue expenses                                    1,556                496
     Decrease in long-term debt                                                         (8)               (39)
--------------------------------------------------------------------------------------------------------------

                                                                                     1,811                194
--------------------------------------------------------------------------------------------------------------

Investments
     Purchase of treasury shares                                                    (1,665)               ---
     Purchase of capital assets                                                     (1,447)            (1,421)
     Software and related development costs, net                                    (1,747)              (664)
     Acquisition of the shares of 3L Limited, net of cash acquired of               (1,039)               ---
     $268

--------------------------------------------------------------------------------------------------------------
                                                                                    (5,898)            (2,085)
--------------------------------------------------------------------------------------------------------------


Increase in cash and short term deposits                                               (59)               116

Cash and short term deposits, beginning of year                                      2,038              1,922
--------------------------------------------------------------------------------------------------------------

Cash and short term deposits, end of year                                        $   1,979          $   2,038
==============================================================================================================

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
--------------------------------------------------------------------------------

     The Company was incorporated under the laws of British Columbia and its principal business activities include the design, manufacture and marketing of digital signal processing systems for incorporation into high performance applications for original equipment manufacturers for commercial markets such as surveillance and wireless basestations, remote sensing, and multi-channel modems and for military and aerospace markets.

1.    Significant accounting policies

     The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, generally conform with those established in the United States, except as explained in Note 13.

     Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary 3L Limited.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and short term deposits

     Cash includes short term deposits, which are all highly marketable securities with a maturity of three months or less. Short term deposits are valued at cost.

     Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value and consist of:

                                                1997               1996
                                    ----------------- ------------------
             Finished Goods                $   3,125          $   1,011
             Raw Materials                     2,684              1,385
                                    ================= ==================
                                           $   5,809          $   2,396
                                    ================= ==================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------


     Research and development costs

     Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under generally accepted accounting principles for deferral and amortization. Software and related development costs, after the establishment of technological feasibility and commercial viability, are capitalized until the product is available for general release to customers. Amortization is provided on a product by product basis over the estimated economic life of the product, not to exceed three years. Amortization commences when the product is available for general release to customers. Research and development costs and capitalized software and related development costs can be summarized as follows:

                                                         1997          1996
                                                 ============= =============
         Research & development expense
               Continuing operations                 $  3,528      $  2,905
               Discontinued operations                    423           872
         Capitalized software and related
         development costs                              1,937           860
                                                 ------------- -------------
                                                     $  5,888      $  4,637
                                                 ============= =============

     Capital assets

     Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets using the declining balance basis at the following annual rates:

         Computer equipment                                         30%
         Computer software                                          20%
         Furniture and fixtures                                     20%
         Laboratory equipment                                       20%

     Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their estimated useful lives or five years.

     License

     The Company has the North American license to manufacture and distribute computer peripherals for digital signal processing systems designed by Loughborough Sound Images Ltd. The license was recorded at a nominal value of $1 and expired in July 1997. During the year, the Company negotiated a non-exclusive extension of manufacturing rights to 2002 and distribution rights to January 17, 1999. Both the manufacturing and distribution rights may be extended under certain conditions.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------


     Translation of foreign currencies

     All monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are translated at the rates prevailing at their respective transaction dates. Gains and losses resulting from foreign exchange translation are reflected in earnings for the year.

     Acquired Technology

     The excess of the cost of acquisitions over the value assigned to identifiable net tangible assets acquired is allocated to acquired technology. The acquired technology is stated on the basis of cost less accumulated amortization of $49 (1996 - nil), and is amortized on a straight line basis over 7 years with one half of the annual rate in the year of addition.

     Revenue Recognition

     DSP Products revenue is recognized upon shipment. Computer telephony integration ("CTI") product revenue, which is included in discontinued operations, is recognized upon the later of shipment or transfer of title. Revenue from product development contracts is recognized upon reaching certain development milestones which are generally correlated to the timing of payments.

     Warranty

     The Company generally provides a one year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience.

     Income taxes

     The Company follows the allocation method for accounting for income taxes. Under this method, recognition is given in the financial statements to the tax effects of timing differences between income and expenditures for financial statement and income tax purposes.

     The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the tax credits will be realized.

     Share issue costs

     The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the stated value of such shares.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------


     Deferred share issue costs

     The majority of the costs incurred in the 1996 form F-1 registration and preliminary prospectus process were expensed in 1996. The process was abandoned in 1997 and therefore all the remaining deferred costs were expensed to operations.

     Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

     Substantially all of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of future exchange contracts.

     Technological risks

     The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. There can be no assurance that the Company will successfully develop, complete, introduce, and market new products or product enhancements, or that the products or product enhancements currently in development or that may be developed by the Company in the future will meet industry requirements and achieve market acceptance. Any significant delay or failure to develop, manufacture or ship new or enhanced products could have a material adverse effect on the Company's business, financial condition and results of operation.

     Impairment of Long-Lived Assets

     The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

     Comparative figures

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

2.   Acquisition of 3L Limited

     On June 20, 1997 the Company acquired all of the outstanding shares of 3L Limited. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

     Cash                                                 $      268
     Current assets                                              190
     Capital Assets                                               27
     Acquired technology                                       1,204
     Current liabilities                                       (382)
     ================================================================
     Acquisition cost                                      $   1,307
     ================================================================

     Consideration

          173,333 common shares                            $   1,300
          Expenses on acquisition                                  7
     ----------------------------------------------------------------
                                                           $   1,307
     ----------------------------------------------------------------


     The following unaudited pro-forma results of operations assume that the acquisition occurred as of the beginning of the respective periods presented:

     ----------------------------------------------------------------------
                                                   Years ended December 31,
                                                       1997         1996
     ----------------------------------------------------------------------
     Revenue                                       $   36,973   $   28,346
     Earnings from continuing operations                3,283        2,029
     Net earnings                                  $    2,546   $    2,205
     Earnings per share
          From continuing operations                   $ 0.36       $ 0.22
          After discontinued operations                $ 0.28       $ 0.24
     ----------------------------------------------------------------------

     The unaudited pro-forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

3.    Capital assets

-----------------------------------------------------------------------------
                                                            1997        1996
-----------------------------------------------------------------------------

Computer equipment                                       $ 3,007     $ 2,432
Computer software                                          1,346       1,020
Furniture and fixtures                                     1,077         837
Laboratory equipment                                         719         469
Leasehold improvements                                       424         349
-----------------------------------------------------------------------------
                                                           6,573       5,107

Less accumulated amortization                            (3,072)     (2,187)
-----------------------------------------------------------------------------

Net book value                                           $ 3,501     $ 2,920
=============================================================================

4.   Other assets

-----------------------------------------------------------------------------
                                                            1997        1996
-----------------------------------------------------------------------------
Software and related development costs                   $ 2,607    $    860
Acquired technology, net of accumulated
 amortization of $49                                       1,155         ---
Deferred share issue costs                                   ---         263
License                                                      ---           1
-----------------------------------------------------------------------------
                                                         $ 3,762     $ 1,124
=============================================================================

5.   Long-term debt

-----------------------------------------------------------------------------
                                                            1997        1996
-----------------------------------------------------------------------------
Small Business Assistance program, repayable
 in monthly principal payments of $3 plus
 interest at 6%                                          $   ---        $ 13

Development loan
   The company has received a loan from Lothian
   and Edinburgh Enterprise Limited ("LEEL") for
   the purpose of product development. There are
   no formal terms of repayment, and royalty
   payments are to be made to LEEL based on
   gross sales revenue of the particular product.
   If the company does not meet all the terms of
   the loan it becomes repayable on demand                   107         ---
-----------------------------------------------------------------------------
                                                             107          13
  Less:  current portion                                     ---        (13)
-----------------------------------------------------------------------------
                                                         $   107        $  0
=============================================================================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

6.   Share capital
     (a) Authorized
         The authorized capital of the Company consists of 50,000,000 common shares with no par value

     (b) Issued and outstanding:

                                                         Number of      Stated
                                                          Shares        Values
--------------------------------------------------------------------------------
Outstanding, December 31, 1995                            9,163,974    $  12,910
   Issued for cash from share options                        79,709          496
--------------------------------------------------------------------------------
Outstanding, December 31, 1996                            9,243,683       13,406
   Issued for cash from share options                        42,381          256
   Issued for acquisition of 3L Limited                     173,333        1,300
--------------------------------------------------------------------------------
Outstanding, December 31, 1997                            9,459,397    $  14,962
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                               1997         1996
--------------------------------------------------------------------------------
Share Capital                                              $ 14,962    $  13,406
less 233,300 shares held in treasury (1996 - 16,400)        (1,703)         (38)
================================================================================
                                                          $  13,259    $  13,368
================================================================================

     (c) Stock option plan

     The Company has reserved 2,250,000 common shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

     Options generally vest over three years in equal amounts at the anniversary date of the grant. Options generally have a five year term with ten years being the maximum. Stock option activity for 1996 and 1997 is presented below:

                                                Number of    Exercise price
                                                  Shares        per share
----------------------------------------------------------------------------
Outstanding, December 31, 1995                  1,216,646      $0.70-$17.00
Granted                                           416,556      $8.00-$16.10
Exercised                                        (79,709)       $2.14-$9.00
Cancelled                                        (59,597)      $4.80-$17.00
---------------------------------------------------------------------------
Outstanding, December 31, 1996                  1,493,896      $0.70-$17.00
Granted                                           330,353       $7.00-$8.50
Exercised                                        (42,381)       $1.86-$9.90
Cancelled                                       (124,580)      $2.38-$17.00
============================================================================
Outstanding, December 31, 1997                  1,657,288      $0.70-$16.10
============================================================================

----------------------------------------------------------------------------
Exercisable at:
 December 31, 1996                              731,898
 December 31, 1997                              902,491
============================================================================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

     Stock option plan con't

     The options outstanding at December 31, 1997 expire between August 6, 1998 and June 11, 2007.

     (d)  Escrow shares

     There are 42,985 shares, related to the 3L Limited acquisition, held in escrow at December 31, 1997 which will be released on June 20, 2000.

     (e) Contributed surplus

     During 1994, the Company purchased and sold 248,000 of its common shares for proceeds in excess of cost of $106.

7.   Income taxes

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% (1996-45.6%) to earnings before income taxes and discontinued operations as shown in the following table:

----------------------------------------------------------------------------
                                                       1997            1996
----------------------------------------------------------------------------

Combined Canadian federal and
 provincial income taxes at expected rate            $2,483          $1,350
Permanent and other differences                           7               5
Reduction of income taxes from use of
 unrecorded tax benefits                               (352)           (368)
----------------------------------------------------------------------------
                                                      2,138             987
----------------------------------------------------------------------------

     As at December 31, 1997 the Company has earned investment tax credits of approximately $300 and claimed an additional $4,100 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2000 and 2007. The potential tax benefits that may arise from the utilization of the $4,100 have not been recognized in these financial statements.

     The Company has losses for UK income tax purposes of approximately $180 which can be carried forward indefinitely to reduce future taxable income.

8.   Earnings per share

     Basic earnings per share is calculated based upon the weighted average number of shares outstanding during the year, which was 9,234,926 (1996 - 9,194,558).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

8.   Earnings per share cont.

     Fully diluted earnings per share reflect the dilutive effect of the conversion of the stock options outstanding at the end of the year or those options exercised during the year, as if they had been exercised at the beginning of the year or the date granted, if later. The number of shares used for the calculation of the fully diluted earnings per share is 10,146,238 (1996 - 9,527,772). Interest on the funds which would have been received had the options been exercised, in the amount of $180 (1996
     - $24) net of income tax, has been imputed at a rate of 4% (1996 - 4%) per annum.

9.    Commitments

     The Company has entered into various operating lease agreements with remaining terms of up to five years, for office premises and equipment. The minimum lease payments in each of the next five years are approximately as follows:

                             1998                     $      774
                             1999                            671
                             2000                            665
                             2001                            658
                             2002                            259
                             ------------------------------------
                                                        $  3,027

                             ====================================

10.   Segmented information

     In the opinion of management, the Company operates in one industry segment, being the design, manufacture and marketing of digital signal processing systems. Substantially all assets and operations are in Canada. A summary of sales by region and by major customers is as follows:

------------------------------------------------------------------------------
                                                             1997        1996
------------------------------------------------------------------------------
By Region
  United States                                          $  30,995   $  21,395
  Canada and other                                           5,457       5,963
------------------------------------------------------------------------------

Total Sales                                              $  36,452   $  27,358
------------------------------------------------------------------------------

By Major Customer
  United States Government and related subcontractors    $   9,156    $  8,569
  NAI Technologies                                           6,736         718
  IBM, substantially all from discontinued operations          415       8,689
------------------------------------------------------------------------------

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

11.  Discontinued Operations

     The Company initiated plans during 1997 to discontinue the operation of its desktop Computer Telephony board business (CTI). The CTI division is in the business of developing boards which integrate telephone, fax, and modem functions into computers and selling them to OEMs and end users. The Company expects to close operations in this business in 1998. Accordingly, the results of operations and changes in financial position have been disclosed separately from those of continuing operations for the years presented. The financial position of these discontinued operations continues to be consolidated in accordance with generally accepted accounting principles.

     The operating results of this business segment were as follows:

     -------------------------------------------------------------------------
                                                            1997         1996
     -------------------------------------------------------------------------

     Revenue                                          $      719     $  9,556
     Gross Margin                                            265        2,007
     Expenses                                              1,475        1,744
     Provision for taxes                                   (473)           87
     -------------------------------------------------------------------------
     Earnings (loss) from discontinued operations      $   (737)     $    176
     -------------------------------------------------------------------------

     The net assets of discontinued operations are as follows:

     -------------------------------------------------------------------------
                                                            1997         1996
     -------------------------------------------------------------------------

     Current assets                                       $  517      $ 1,240
     Current liabilities                                     ---        (258)
     -------------------------------------------------------------------------
                                                          $  517     $    982
     -------------------------------------------------------------------------

12.  Financial Instruments

     a)  Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

     b)   Foreign exchange hedging

     The Company utilizes future exchange contracts to manage its exposure to fluctuations in foreign exchange rates. These instruments are used for purposes other than trading and are employed in connection with an underlying asset, liability or anticipated transaction. At December 31, 1997, the Company had a futures exchange contract with a notional principal of $1,500 (1996 - nil) Canadian dollars maturing March 15, 1998.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

13.  United States Accounting Principles

     The Company's financial statements presented herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). There are no material reconciling items between United States GAAP and Canadian GAAP that affect net earnings or total assets or liabilities and shareholders' equity except as follows:

Earnings

----------------------------------------------------------------------------
                                                   Years ended December 31,
                                                      1997             1996
----------------------------------------------------------------------------
Earnings from continuing operations
  under Canadian GAAP                           $   3,307        $   1,974
Acquired in-process research and development       (1,155)             ---
----------------------------------------------------------------------------
Earnings from continuing operations under
  U.S. GAAP                                     $   2,152        $   1,974
Earnings (loss) from discontinued operations         (737)             176
============================================================================
Net earnings under U.S. GAAP                    $   1,415        $   2,150
============================================================================

Earnings per share

---------------------------------------------------------------------------
                                                       1997           1996
---------------------------------------------------------------------------
Basic
     From continuing operations                        0.23           0.21
     After discontinued operations                     0.15           0.23

Diluted
     From continuing operations                        0.22           0.20
     After discontinued operations                     0.15           0.22
===========================================================================

     During 1997, the Company adopted Statement of Financial Accounting Standard No.128 ("FAS 128"), Earnings Per Share. Accordingly, historical earnings per share have been re-stated under FAS 128. Basic earnings per share is the same under Canadian and U.S. GAAP. Diluted earnings per share under United States GAAP is based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method.

     The following weighted average number of shares were used for the computation of diluted earnings per share:

--------------------------------------------------------------------------------
                                                          1997             1996
--------------------------------------------------------------------------------

Weighted average shares used in computation          9,234,926        9,194,558
of basic earnings per share
Weighted average shares from assumed conversion       372,994          587,733
of dilutive options
--------------------------------------------------------------------------------
Weighted average shares used in computation
of diluted earnings per share                        9,607,920        9,782,291
-------------------------------------------------------------------------------

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

13.  United States Accounting Principles, continued

     Statement of cash flows

     Under United States GAAP, cash flows provided by financing and used in investing would decrease by $1,300, which represents the share consideration paid for the acquisition of 3L Limited, which is a non-cash transaction which would not be reflected in the statement of cash flows.

     Acquisition of 3L Limited

     Under United States GAAP, amounts paid for in-process process research and development acquired through a business combination are expensed at the time of acquisition.

     Accounts payable and accrued liabilities

     ---------------------------------------------------------------
                                             1997              1996
     ---------------------------------------------------------------
     Accounts payable                    $  4,277          $  4,525
     Accrued liabilities                    2,418             1,515
     Deferred revenue                          27               876
     ---------------------------------------------------------------
                                         $  6,722          $  6,916
     ---------------------------------------------------------------

     Income taxes

     Under United States GAAP, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences are tax-effected at current rates whereas under Canadian GAAP, temporary differences are tax-effected at historic rates. There was no deferred tax effect of changes in tax rates during 1997.

     The tax effect of the temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

     -----------------------------------------------------------------------
                                                        1997           1996
     -----------------------------------------------------------------------
     Deferred tax assets

         Tax loss carry forwards                 $        43       $    ---
         Research and development expenses               ---            834
         Investment tax credits recoverable              327            330
         Share issue costs                               121            247
         Other                                            37              3
     -----------------------------------------------------------------------
         Total gross deferred tax assets                 528          1,414

         Less:  Valuation allowance                    (339)          (615)
     -----------------------------------------------------------------------
         Total deferred tax assets                       189            799
     -----------------------------------------------------------------------

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

13.  United States Accounting Principles, continued

     Deferred tax liabilities
         Research and development expenses              (943)            ---
         Tax depreciation in excess of accounting       (847)          (706)
         Investment tax credits                         (148)          (148)
     ------------------------------------------------------------------------
         Total deferred tax liabilities               (1,938)          (854)
     ------------------------------------------------------------------------

     Net deferred tax liabilities                    $(1,749)          $(55)
     ------------------------------------------------------------------------

     Management is of the opinion that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. The Company's ability to realize its deferred tax assets is based on several factors, including a presumption of future profitability, and is subject to some degree of uncertainty.

     Stock Based Compensation

     The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation, for United States GAAP purposes, to account for grants under the company's existing stock based compensation plans. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings and earnings per share under United States GAAP would have been adjusted as follows:

                                                          1997         1996
                                                      -------------------------
     Net earnings - as reported                          $1,415       $2,150
     Net earnings - pro forma                              $119       $1,368
     Basic earnings per share - as reported               $0.15        $0.23
     Basic earnings per share - pro forma                 $0.01        $0.15
     Diluted earnings per share - as reported             $0.15        $0.22
     Diluted earnings per share - pro forma               $0.01        $0.14

     Pro-forma amounts reflect options granted after 1994 and may not be representative of amounts in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                            1997         1996
                                                     -------------------------
     Expected dividend yield                                  0%           0%
     Expected Stock Price Volatility                         27%          45%
     Risk-free interest rate                                7.5%           8%
     Expected life of options                          4.5 years    4.5 years

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Year Ended December 31, 1997 (Amounts expressed in thousands of Canadian dollars, except per share amounts and numbers of shares)
-------------------------------------------------------------------------------

13.  United States Accounting Principles, continued

     The weighted average fair value of the options granted is $2.89 (1996 - $6.26) per option.

     Recent United States accounting standards
     Statement of Financial Accounting Standards FAS 130, "Reporting Comprehensive Income" and FAS 131, "Disclosures about Segments of an Enterprise and Related Information" are required to be implemented by the company effective for the year ending December 31, 1998. The Company does not expect the effect of these pronouncements to be material to the financial statements.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on June 29, 1998.

                          SPECTRUM SIGNAL PROCESSING INC.

                          By:  /s/ Barry Jinks
                               -----------------------------
                               Barry Jinks
                               President and Chief Executive Officer