Form 20-F
period 1998-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 1999-06-29
CIK 884455

                                    FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

               OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

               OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 0-19906

                        SPECTRUM SIGNAL PROCESSING INC.
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                           British Columbia, Canada
                (Jurisdiction of incorporation or organization)

                              8525 Baxter Place,
                   Burnaby, British Columbia, Canada V5A 4V7
                   (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.


    Names of each exchange on which registered             Title of each class

                Not Applicable                                    None


              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.

                       Common Shares, without par value
                               (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 1998, the Registrant had outstanding _________ common shares, without par value (the "Common Shares").

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 _____ Item 18 X

         Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in United States dollars ("US$" or "$") and preparing its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In accordance with the views of the SEC, the Company has restated the historical financial statements and data contained herein to U.S. GAAP and using US$. All monetary references throughout this Prospectus are expressed in US$ except where indicated as Canadian dollars ("Cdn$"). All financial information presented in this Prospectus, except where otherwise indicated, has been prepared in accordance with U.S. GAAP.

         When used in this Annual Report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company's operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: general economic conditions; dependence on significant customers, suppliers and licenses; success of and requirements of original equipment manufacturers; revenues from development contracts; rapid changes in technology; competition; ability to manage growth and integrate acquisitions; actions by governmental authorities; and foreign currency and exchange rate fluctuations. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the SEC contain certain forward looking statements with respect to the business of the Company, including prospective financing arrangement. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be to reflect events or circumstances after the date hereof or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those which are detailed from time to time in the Company's SEC filings.

         MEDIA-LINK(R), DSP-LINK(R) and VASP(R) are registered marks in Canada and the U.S.; DSP and Office F/X are registered trademarks of the Company in Canada only. This Annual Report also contains trade names and trademarks of other companies.

                                    PART I


Item 1.   BUSINESS.

         Spectrum designs, develops and markets programmable digital signal processing ("DSP") solutions which are incorporated into high performance applications used primarily in commercial, wireless and military markets. Commercial off-the-shelf DSP solutions currently offered by the Company are used in a wide range of applications, including avionics, medical diagnostic imaging, communications, control, test and measurement, machine vision and wireless. Spectrum's solutions incorporate proprietary and licensed DSP software, hardware and application specific integrated circuits ("ASICs") integrated with leading manufacturers' programmable DSP microprocessors. The Company recently acquired 3L Limited, a Scotland-based company specializing in operating systems for DSP systems with multiple DSPs in the system, and the operating assets and liabilities of Alex Computer Systems, Inc., a New York-based company specializing in DSP hardware and software solutions based on Analog Devices' SHARC processor.

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

Products

         DSP Systems. The Company's DSP product line ranges from development, off-the-shelf and customer boards, to a broad range of DSP software and ASICs capabilities and products. The Company currently offers DSP boards and hardware modules based on a variety of floating and fixed-point programmable DSP microprocessors (such as Analog Devices' SHARC DSP and Texas Instruments' C6x DSPs). The Company has also begun developing a series of chips or ASICs designed specifically to increase the performance of its products--the first in this series is the "Hurricane" PCI-to-DSP bridge chip. On the software side, Spectrum also provides operating system software (e.g., Spectrum's Prism, 3L Limited's Diamond and Alex Computers' APEX-Pro), software algorithms and libraries, and debugging tools. The Company's broad line of DSP microprocessors (developed by Texas Instruments, Analog Devices, NEC and Motorola), hardware interfaces, modular product architectures, ASICs capabilities and software development tools allow customers to tailor Spectrum products to a wide variety of applications.

         The prices for the over 100 products for commercial, wireless and military markets currently offered by the Company generally range from $1,000 to $10,000 per board for standard products (including the Company's catalog product offerings), to up to $30,000 for the Company's customized DSP boards.

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

         In March 1998, Spectrum acquired the net assets of another DSP company, Alex Computer Systems, Inc. ("Alex Computer"), a company with strong software and hardware solutions based on Analog Devices' SHARC-based processors. This acquisition allows Spectrum to become a strong competitor in the floating-point DSP marketplace, with the large SHARC-based product line Alex Computer brought to Spectrum. One of Alex Computer's key strengths is its software capability. On the software side, Alex Computer contributes an outstanding software combination to complement the software Spectrum had for the SHARC-based product line. The software and hardware product line which Alex Computer contributes to Spectrum allows the Company to offer a truly SHARC-based suite of system level solutions.

Markets

         General Commercial. The Company's commercial products historically have been general purpose in nature and targeted to a wide range of applications. The Company believes there is significant opportunity in the commercial market due in part to the constant introduction of new ways to implement DSP technology into traditionally non-DSP commercial applications. Typical applications in this market include: medical diagnostic imaging (e.g., MRI and ultrasound), to test and measurement, control, audio, machine vision and image processing. The Company's customers in this market include: Siemens Medical, NEC, Halliburton and Sunkist. Sales to these customers represented 13% of the Company's sales for the year ended December 31, 1998. The Company's commercial products accounted for approximately 53%, 34% and 50% of sales during 1996, 1997 and 1998, respectively.

         Radar/Sonar. Applications for the military and the aerospace market generally attract the newest, most sophisticated DSP system solutions. The market is driven by a demand for sophisticated commercial (rather than custom) off-the-shelf DSP hardware solutions supported by time-saving software development tools from reliable, quality DSP system suppliers. The balance of hardware and software sophistication, together with reliable supply, is key to differentiating the Company's solutions from those of its competitors. The leading-edge position of the Company's customers in this market forces them to adopt new technology whenever it offers even a modest increase in capability. This causes rapid product cycle updates (requiring new hardware) and increases the development and integration costs and schedules, requiring improved software tools. The Company's customers in this market include: Boeing, and the U.S. Department of Defense. Sales to these customers represented 2% of the Company's sales for the year ended December 31, 1998. The Company's radar/sonar products accounted for approximately 5%, 3% and 3% of sales during 1996, 1997 and 1998, respectively.

         Signal Intelligence. Multiprocessing DSP often is required in military applications, including electronic countermeasures, surveillance and encryption. While overall defense spending has been decreasing, the Company believes that spending for technological improvements and enhancements will continue. DSP solutions are used to satisfy communications and intelligence requirements of the U.S. Department of Defense. Spectrum has developed custom digital receiver hardware modules for the U.S. Department of Defense that complement certain Spectrum off-the-shelf products and provide a cost effective and short time-to-market product for electronic surveillance and intelligence applications. The Company began shipping its first production volumes of these systems in the third quarter of 1996. The Company's customers in this market include: Hewlett-Packard, GTE, and the U.S. Department of Defense. Sales to these customers represented 37% of the Company's sales for the year ended December 31, 1998. The Company's signal intelligence products accounted for approximately 40%, 60% and 45% of sales during 1996, 1997 and 1998, respectively.

         Wireless. The telecommunications industry historically has been a major user of DSP technology. Telecommunications applications such as high-speed digital modems and cellar base stations are based on DSP, which is instrumental in the development of digital cellular networks, subscriber sets and base stations. The Company is dedicated to providing complete solutions to companies in the wireless industry which, the Company believes, will need to incorporate DSP technology into next generation cellular base station and other wireless technologies. The Company's customers in this market include:
Motorola and Silicon Wireless. Sales to these customers represented 1% of the Company's sales for the year ended December 31, 1998. The Company's wireless products accounted for approximately 2%, 3% and 2% of sales during 1996, 1997 and 1998, respectively.

Customers

         The Company has established a diversified base of customers for its DSP system solutions, representing a wide range of industries and applications. In 1998, the Company conducted business with over 400 customers. The Company's two largest customers accounted for approximately 44% and 32% of the Company's sales in 1997 and 1998, respectively. The Company's largest customer, the U.S. Government (principally the U.S. Department of Defense), accounted for approximately 25% and 24% of the Company's sales in 1997 and 1998, respectively. In addition, approximately 10% of the Company's sales during 1997 were made to NAI Technologies and approximately 9% of the Company's sales during 1998 were made to Siemens Medical Systems, Inc., each of which was the Company's second largest customer during the respective periods.

         The following chart shows several of the Company's representative customers for each of the Company's targeted markets:


General Commercial   Radar/Sonar          Signal Intelligence   Wireless
------------------   -----------          -------------------   --------

Siemens Medical      U.S. Department of   U.S. Department of    Motorola
                     Defense              Defense

Halliburton          Boeing               Hewlett-Packard       Silicon Wireless

NEC                                       GTE

Sunkist

Logistics, Manufacturing and Quality Control

         The Company's logistics operations include manufacturing, purchasing, quality assurance, customer service and after-sale technical support and at March 31, 1999 employed 28 persons. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board-level products, cable assemblies and some silicon manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, marketing, sales and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9002 certification in January 1994 and ISO 9001 certification in December 1994.

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

Research and Product Development

         The Company believes that continued investment in research and development will be critical to the Company's future success. At March 31, 1999, the Company employed 60 persons in the area of research and product development, focusing on the development of next generation products for military aerospace and commercial applications and new multimedia products and ongoing enhancement of existing ASICs, DSP and Windows software and modules. The Company generates a significant percentage of its total revenues from development contracts, primarily with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products and sometimes provide for a production commitment. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company is currently conducting development work under development contracts with several of its customers. The Company intends to continue to seek development contracts with strategic partners.

         During 1996, 1997 and 1998, the Company's research and development expenditures were approximately $3,400,000, $4,233,000 and $4,851,000, respectively.

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

Intellectual Property

         The Company believes that its success is dependent to a large extent upon its proprietary technology. The Company has acquired expertise in developing, and has developed, a number of proprietary DSP technologies, including: board designs from consumer-focused single processor DSP solutions to military/aerospace-focused multi-processing DSP systems, DSP audio and telephony software, industry standard application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company historically has not sought patent protection of its products in Canada, the United States or abroad and it does not hold any patents on any of its current products. With respect to its own products, the Company claims copyright protection for every circuit board, ASIC or software developed internally. The Company has registered in Canada and the United States trademarks for MEDIA-LINK(R), DSP-LINK(R) and VASP(R).

         In July 1987, the Company entered an agreement with Loughborough Sound Images Ltd. ("Loughborough") pursuant to which the Company licenses certain DSP technology (the "Loughborough License"). In consideration of this license, the Company issued to Loughborough 1,000,000 Common Shares, which were subsequently sold by Loughborough. In addition, the Company is required to pay Loughborough a 5% royalty on certain of the products for the military/aerospace and commercial markets based upon technology licensed from Loughborough and products acquired from Loughborough for resale and must pay a flat fee on a per product basis for certain other Loughborough products purchased by the Company pursuant to such license. In 1996, 1997, 1998 and the first quarter of 1999, sales of Loughborough products accounted for approximately 33%, 30%, 19% and 16%, respectively, of the Company's sales. In 1997, the Company and Loughborough agreed to extend the term of the Loughborough License on a non-exclusive basis through 2004 with respect to Loughborough products originally released prior to January 1997 and through December 1998 with respect to Loughborough products originally released subsequent to January 1997. Under the terms of the Loughborough License, as amended, the Company is not permitted to sell any product supplied by a third party which is equivalent to a Loughborough product unless the Company and Loughborough are unable to agree on competitive terms for the supply of such product by Loughborough. See "Risk Factors--Amendment of the Loughborough License."

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

Amendment of the Loughborough License

         In 1996, 1997, 1998 and the first quarter of 1999, sales of Loughborough products accounted for approximately 33%, 30%, 19% and 16%, respectively, of the Company's sales. The recent amendment to the Loughborough License which, among other things, changed such license to operate on a non-exclusive basis, could result in increased competition. In particular, early in 1998, Loughborough merged with Mizar, Inc., a Texas-based company engaged in the development and marketing of multi-processor DSP computing subsystems, thereby providing Loughborough with a means to rapidly enter the North American market by taking advantage of Mizar's existing North American sales force and presence in the industry. While the Company believes that Loughborough products will continue to account for a decreasing percentage of the Company's sales, as the

Company moves away from those product lines, there can be no assurance that the terms of the amended Loughborough License and any such increase in competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Amendment of the Loughborough License."

Sales

         The Company's sales force is comprised of 24 persons and headed by the Vice President-Sales. The department is divided into two separate groups:
(i) military/aerospace; and (ii) commercial, and ASICs and software.

         The military/aerospace and commercial group is made up of inside sales personnel, field applications engineers, field sales managers and a channel sales director. The sales group is organized into five main geographic regions: the Eastern Region, managed from the Company's headquarters, the federal region, managed from the sales office in Landover, Maryland, the Western Region, managed from the sales office in Mountainview, California, the Central Region, managed from the Company's headquarters and the Canadian and overseas markets, also managed from the Company's headquarters. The Company also makes use of third-party sales representative firms which have a technical sales force experienced with similar product lines and an established customer base. ASICs and DSP software sales are managed primarily from the Company's headquarters.

         The Company currently has distribution agreements in place with international distributors in Canada, Israel, Japan, Sweden, Germany, Korea, Taiwan, Australia, South Africa and Denmark.

Marketing

         The marketing department, comprised of 22 persons, is divided into four groups: product marketing, market development, marketing communications and 3L Limited marketing.

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

Employees

         As of March 31, 1999, the Company had a total of 150 full-time employees, of which 44 were administrative personnel, 46 were sales and marketing personnel and 60 were members of the engineering team. None of the Company's employees are represented by labor unions or collective bargaining units. The Company believes that its relationship with its employees is good.

                                 CERTAIN RISKS

Significant Customers

         In 1997 and 1998, the Company's two largest customers accounted for approximately 44% and 32%, respectively, of the Company's sales. The U.S. Government (principally the U.S. Department of Defense), its largest customer, accounted for approximately 25% and 24%, respectively, of the Company's sales during such periods. In addition, approximately 10% of the Company's sales during 1997 were made to NAI Technologies, the Company's second largest customer during such period, and approximately 9% of the Company's sales during 1998 were made to Siemens Medical Systems, Inc., the Company's second largest customer during such period. A significant reduction of purchases by any of the Company's largest customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, while the Company is not aware of any current plans by the Department of Defense that may result in decreased military contract funding which would affect the Company's operations, there can be no assurance that U.S. military contracts will continue to be funded at the same level.

Amendment of the Loughborough License

         In July 1987, the Company entered into an agreement with Loughborough Sound Images Ltd. pursuant to which the Company licenses from Loughborough certain DSP technology. In 1996, 1997 and 1998, sales of products based upon technology licensed from Loughborough and products acquired from Loughborough for resale accounted for approximately 33%, 30% and 19%, respectively, of the Company's sales. For the three months ended March 31, 1999, sales of Loughborough products accounted for 16% of the Company's sales. The Loughborough License was amended in January 1997 to, among other things, change such license to operate on a non-exclusive basis, a change which could result in increased competition for the Company. In particular, early in 1998, Loughborough merged with Mizar, Inc. ("Mizar"), a Texas-based company engaged in the development and marketing of multi-processor DSP computing subsystems, thereby providing Loughborough with a means to rapidly enter the North American market by taking advantage of Mizar's existing North American sales force and presence in the industry. The Company believes that loughborough products will continue to account for a decreasing percentage of the Company's sales.

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

Reliance on Original Equipment Manufactures

         A significant component of the Company's strategy is to continue to increase high volume product sales to OEMs. The Company's results of operations thus will depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that such customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their DSP solutions, that other OEMs will become customers of the Company or that any such customers will not terminate supply contracts or cancel purchase orders or reschedule or decrease their level of purchases. Sales to OEMs accounted for 71%, 86% and 89% of the Company's revenues during 1996, 1997 and 1998, respectively. Any development that would result in a substantial decrease or delay in sales to one or more significant customers, including actions by competitors or technological changes, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Third-Party Suppliers

         The Company purchases DSP microprocessors and certain other components from IBM, AT&T, Analog Devices, Motorola and Texas Instruments, each of which manufactures and is the sole supplier of the DSP microprocessors upon which specific Spectrum products have been developed. The Company does not have long- term agreements with IBM or any other supplier. While the Company has from time to time experienced shortages of components supplied by third parties, such shortages to date have not had a material adverse effect on operating results. Inability to obtain adequate supplies of DSP chips or components could delay the Company's ability to ship its products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

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

Revenues from Development Contracts

         The Company generates a significant percentage of its total revenues from development contracts. Revenues generated from development contracts during 1996, 1997 and 1998 were approximately 8.5%, 6.1% and 5.9% of the Company's revenues during such periods, respectively. These development contracts generally provide the Company with partial funding for the development of products that meet customer specifications. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company historically has been successful in meeting these development milestones. The Company intends to continue to enter into development contracts with strategic partners. The Company's failure to achieve the milestones specified in its existing development contracts, the termination of any of these contracts or the Company's inability to secure future development contracts could have an adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Product Development."

Rapid Changes in Technology

         The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Accordingly, the Company's future performance will be dependent on a number of factors, including its ability to identify emerging technological trends in its target markets, enhance its existing products and introduce new products and features to meet and adapt to changing customer requirements and emerging technologies, differentiate its products from those of its competitors and manufacture and bring products to market quickly at cost-effective prices. There can be no assurance that the Company's competitors will not develop future generations of competitive products that will offer superior price, features or performance which would render the Company's products uncompetitive or obsolete. There can also be no assurance that the Company will successfully develop, complete, introduce and market new systems or system enhancements, or that systems or system enhancements currently in development or that may be developed by the Company in the future will meet industry requirements and achieve market acceptance. Any significant delay or failure to develop, manufacture or ship new or enhanced products could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Product Development." In addition, there can be no assurance that certain trends in DSP technology, such as native signal processing and silicon integration, will not displace certain of the Company's products, or that the Company will be able to develop new products in response to such trends that achieve market acceptance. See "Business--Products" and "Business--Markets."

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

In-Process Research and Development

         Over the last two years, the Company completed two acquisitions, some of the assets of which involved in-process research and development. Although the Company historically has been able to accurately forecast costs associated with research and development activities, there can be no assurance that the Company's estimates of the costs of completing the acquired in-process research and development initiatives will be accurate. Furthermore, unexpected technical delays in completing these initiatives could lengthen development schedules and result in the Company missing opportunities to generate revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from acquired in-process research and development activities will achieve market acceptance.

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

Intense Competition

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

Ability to Manage Growth and Ability to Integrate Recent Acquisitions

         The Company is currently experiencing a period of growth and expansion, due in part to its recent acquisition of 3L Limited and its acquisition of substantially all the assets of Alex Computer. This growth has placed, and could continue to place, a significant strain on the Company's services and support operations, sales and administrative personnel and other resources. Examples of this strain include increased cost and manpower in the administrative and engineering areas to bring the business and accounting practices of the acquired companies in line with Spectrum's existing manufacturing and accounting procedures. In addition, the acquisitions of 3L Limited and Alex Computer each resulted in a charge related to the write-off of acquired in process research and development that substantially impacted the Company's results of operations during the year each company was acquired. The amount of the charge taken in 1997 relating to the acquisition of 3L Limited was $865,000. The amount of the charge taken in 1998 relating to the acquisition of Alex Computer was $2.6 million, which accounted for most of the Company's net loss for 1998.

         The Company manages the integration of newly-acquired operations and mitigates this strain on its existing operations through the use of core acquisition teams. The management team of newly-acquired operations is typically retained to maintain operational continuity. The Company's ability to successfully expand its operations will depend in part upon its ability to attract and retain highly qualified employees. The Company's ability to manage its planned growth effectively also will require the Company to continue improving its operational, management and financial systems and controls, to train, motivate and manage its employees and to significantly increase its operating expenses. There can be no assurance that the Company's revenues will increase or that the Company will be able to effectively manage such growth and maintain adequate systems and controls. The Company does not presently have plans to acquire any additional companies.

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

International Operations and Foreign Currency Exchange Rate Fluctuations

         Sales outside Canada account for substantially all of the Company's revenue. The Company expects that international sales, and sales to the United States in particular, will continue to represent a substantial amount of its revenue. To date, the recent economic difficulties being felt in parts of Asia have not had a significant, direct impact on the Company's business, financial condition and results of operations although the Company believes that the Asian economic crisis has created a more conservative purchasing atmosphere in the computer industry generally.

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

         Substantially all of the Company's operating expenses have been recognized in currencies other than the U.S. dollar, principally the Canadian dollar. Thus, fluctuations in the exchange rates between these currencies and the U.S. dollar could have a material effect on the Company's business, financial condition and results of operations. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company's reported U.S. dollar operating expenses and net income may be materially and adversely affected. The Company attempts to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through the use of over-the-counter or exchange-traded contracts. There can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition and results of operations. For the years ended December 31, 1997 and 1998, the Company had foreign currency translation gains of $323,000 and $287,000, respectively.

Dependence on Key Personnel

         The success of the Company is dependent in large part on certain key management and technical personnel, the loss of one or more of whom could adversely affect the Company's business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. Due to the high level of competition in the computer industry generally, and in the DSP segment of the computer industry in particular, there can be no assurance that the Company will be successful in these efforts, and, if unsuccessful, the Company's business and operating results will be materially and adversely affected. Although the Company generally obtains non-competition and confidentiality agreements from its officers and other employees, the Company has not entered into any employment agreements with any of its employees, and there can be no assurance that the Company's employees will continue in their present capacity for any particular period of time. The Company does not maintain key man insurance on any of its key management and technical personnel and has no present intention of obtaining any such insurance.

Risks of Year 2000 Noncompliance

          A significant percentage of the software that runs most of the computers worldwide relies on two-digit codes to reflect the last two digits of a year in performing computations and decision-making functions. Commencing on January 1, 2000, these computer programs may fail due to the inability to interpret date codes properly, for example, misinterpreting "00" as the year 1900 rather than 2000. While the Company does not expect to incur any costs in updating such programs, there can be no assurance that such conversion programs will be successful at the expected cost. A number of the Company's material suppliers have yet to return their certification to the Company that their systems are Year 2000 compliant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Possible Volatility of Price of Common Shares

         The market prices for the securities of high technology companies have been volatile. In addition to the factors set forth above, any one or more of which could adversely affect the market price of the Common Shares, factors such as fluctuations in the market prices of the common stock of the Company's major competitors could cause the market price of the Common Shares to fluctuate substantially. In addition, the stock markets from time to time have experienced extreme price and volume fluctuations that have particularly affected the market prices for the stocks of high technology companies and that often have been unrelated to the operating results of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, could adversely affect the market price of the Common Shares. Finally, the exercise of certain existing stock options which have exercise prices below the then-prevailing market price of the Common Shares could have a depressive effect on the market price of the Common Shares. There can be no assurance that a more active trading market will develop and continue after completion of this Offering or that the market price of the Common Shares will not decline below the public offering price of the Common Shares.

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

                              GLOSSARY


Algorithm .................  A defined procedure for solving a problem or performing an operation. Algorithms are implemented on a computer through a stored sequence of instructions.

Analog signal .............  A continuously-varying electrical representation of natural phenomena such as temperature, pressure, sound and light.

ASIC ......................  Application-specific integrated circuit. A broad term that refers to integrated circuits that are custom, semi-custom or user-programmable.

Chipset ...................  One or more DSP microprocessors which are bundled with other chips such as ASIC, memory and audio chips.

Digital signal ............  The representation of information as discrete values (e.g., a stream of digits in the form 1s and 0s). Modern electronic equipment uses digital rather than analog techniques so that computer technology may be employed.

DSP microprocessor ........  A specialized microprocessor optimized for the unique processing and data flow requirements of DSP algorithms and software. DSP microprocessors differ from most microprocessors in two respects: (i) the primary function of the microprocessor is to mathematically process continuous external signals rather than manipulate stored data; and (ii) the data is processed in real time rather than in the `batch' approach often used in general data processing.

Modem .....................  A modulator/demodulator circuit pair that provides a means of sending digital information over analog links such as the public telephone network.

PC ........................  An IBM compatible Personal Computer generally designed with an Intel or Intel compatible X86 microprocessor.

Real time .................  Processing that can be done with minimal or no perceptible delay between the user's action and the computer's response.

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

Item 3.        LEGAL PROCEEDINGS.

         The Company has initiated a lawsuit against Alex Informatics Inc. seeking recovery of approximately $255,000 in expenses incurred in connection with the acquisition of the net assets of Alex Computer reimbursable to Spectrum under the terms of the acquisition agreement relating to the purchase of that company.

Item 4.        CONTROL OF THE COMPANY.

         The following table sets forth certain information regarding the beneficial ownership of the Common Shares as of March 31, 1999 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Shares, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.

                                         Number of Shares      Percentage of
Name and Address(1)                    Beneficially Owned(2)    Ownership(2)
-------------------                    ---------------------   --------------

George Henry(3)

   c/o G. Howard Associates Inc.
   1725 York Avenue
   New York, New York 10128...............   811,454               8.1%

Kenneth A. Spencer(4).....................    23,334               *

Barry W. Jinks(5).........................   439,199               4.2%

Martin McConnell(6).......................    87,000               *

Brian Lowe(7).............................    67,100               *

Douglas Johnson(8)........................    54,500               *

David Hobbs(9)............................    65,500               *

Ronald Wages(10)..........................    35,334               *

Andrew Harries............................       -                 -

Pascal Spothelfer.........................       -                 -

John E. Brennan(11).......................    77,334               *

Charles C. Johnston(12)...................   317,434               3.2%

Samuel Znaimer(12)........................    22,334               *

Andrew Talbot(13)
   c/o Alex Informatics Inc.
   1930 Gagnon Street
   Lachine, PQ H8T 3M6
   Canada.................................    61,809               *

Alex Computer(14)
   c/o Alex Informatics Inc.
   1930 Gagnon Street
   Lachine, PQ H8T 3M6
   Canada.................................   821,192               8.2%

All directors and executive officers
 as a group (12 persons)(15)..............  1,189,069              11.0%


-------------------------------

  * Less than one percent.

(footnotes on following page)

(1) Except as otherwise noted, the address of the named shareholder is c/o Spectrum Signal Processing Inc., 8525 Baxter Place, Burnaby, British Columbia, Canada V5A 4V7.

(2) Percentages of outstanding Common Shares are based upon 10,035,654 Common Shares outstanding as of March 31, 1999, net of 233,300 Common Shares held in treasury. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Options included in the table are exercisable within 60 days of March 31, 1999.

(3)      Includes 8,334 Common Shares issuable upon the exercise of options.

(4)      Includes 3,334 Common Shares issuable upon the exercise of options.

(5)      Includes 410,771 Common Shares issuable upon the exercise of options.

(6)      Includes 84,000 Common Shares issuable upon the exercise of options.

(7)      Includes 66,500 Common Shares issuable upon the exercise of options.

(8)      Includes 53,500 Common Shares issuable upon the exercise of options.

(9)      Includes 58,000 Common Shares issuable upon the exercise of options.

(10)     Includes 33,334 Common Shares issuable upon the exercise of options.

(11)     Includes 8,334 Common Shares issuable upon the exercise of options.

(12)     Includes 18,334 Common Shares issuable upon the exercise of options.

(13) Represents 54,083 Common Shares acquired from Alex Computer and 7,726 Common Shares issuable upon the exercise of warrants acquired from Alex Computer, in each case immediately following the closing of the acquisition of Alex Computer by the Company.

(14) Includes 102,649 Common Shares issuable upon the exercise of warrants issued in connection with the acquisition of Alex Computer.

(15)     Includes 754,441 Common Shares issuable upon the exercise of options.

Item 5.        NATURE OF TRADING MARKET.

         The Common Shares have been traded under the symbol "SSPI" on the Nasdaq National Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993. The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq National Market and The Toronto Stock Exchange for the periods indicated:

                                 High         Low         High          Low
                                 ----         ---         ----          ---
Calendar Year 1996
  First Quarter ...........   US$13.750    US$8.750    Cdn$18.500    Cdn$12.250
  Second Quarter ..........      12.375       7.625        16.500        10.125
  Third Quarter ...........       9.875       5.500        12.800         7.700
  Fourth Quarter ..........       9.125       5.875        11.900         8.000
Calendar Year 1997
  First Quarter ...........    US$7.750    US$4.750    Cdn$10.500     Cdn$6.750
  Second Quarter ..........       6.125       4.375         8.500         6.400
  Third Quarter ...........       9.000       4.750        11.800         6.600
  Fourth Quarter ..........       8.250       4.750        11.250         6.750
Calendar Year 1998
  First Quarter ...........    US$7.000    US$5.250     Cdn$9.850     Cdn$7.500
  Second Quarter ..........       6.563       4.625         9.200         7.000
  Third Quarter ...........       5.625       2.500         7.800         4.100
  Fourth Quarter ..........       4.000       2.500         6.750         3.550
Calendar Year 1999
  First Quarter ...........    US$3.688    US$1.875     Cdn$5.500     Cdn$2.750

         At March 31, 1999, the Company had 159 shareholders of record and 10,268,954 Common Shares outstanding, including 233,300 Common Shares held in treasury. Of these amounts, there were 131 U.S. shareholders of record holding a total of 9,350,017 Common Shares, or 91.05% of the Common Shares outstanding.

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

Sale or Exchange of Common Shares

         A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. The Taxpayer Relief Act of 1997 (the "1997 Act") includes substantial changes to the federal income taxation of capital gains by non-corporate U.S. Holders. Under the 1997 Act, long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 28% federal income tax rate if the Common Shares sold have been held for more than one year but not more than 18 months at the time of the sale or exchange, or a maximum 20% federal income tax rate if the Common Shares sold have been held for more than 18 months at such time. U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Under current law, the source of any loss on the sale, exchange or other disposition of Common Shares is uncertain. Under proposed regulations, which may be applied retroactively, any such loss may be allocated against foreign source income. Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $2,157.

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

Item 8.        SELECTED CONSOLIDATED FINANCIAL DATA.

         The selected consolidated financial data for the Company presented below under the captions "Statements of Operations Data" for the years 1994, 1995, 1996, 1997 and 1998 and "Balance Sheet Data" as of December 31, 1994, 1995, 1996, 1997 and 1998, is derived from the Company's financial statements which have been audited by KPMG, independent auditors. The Company's financial statements as of December 31, 1996, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998 and the auditors' report thereon are included elsewhere in this Annual Report. The "Statements of Operations Data" for fiscal year 1994 and the "Balance Sheet Data" as of December 31, 1994 and 1995 are derived from audited financial statements that are not included herein. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Annual Report. For a description of the Company's unaudited pro forma results of operations as if the acquisition of Alex Computer had taken place on January 1, 1997, see "Pro Forma Consolidated Financial Statements" included elsewhere in this Annual Report.

                                                                           Year Ended December 31,
                                                           --------------------------------------------------------
                                                                1994       1995       1996       1997      1998(1)
                                                                    (In thousands, except per share data)
                                                                                 (U.S. GAAP)
Statements of Operations Data:
Sales                                                          $11,999    $12,904    $20,063    $26,207    $26,000
Cost of sales                                                    5,209      5,688      8,340     11,180     10,607
                                                               -------    -------    -------    -------    -------
Gross profit                                                     6,790      7,216     11,723     15,027     15,393
General and administrative                                       1,635      2,068      3,049      3,146      3,417
Sales and marketing                                              4,283      3,198      3,880      4,769      7,204
Depreciation and amortization expenses                             260        422        497        644      1,299
Research and development expense                                   338      1,340      2,130      2,536      4,374
Acquired in-process research and development charge                 --         --         --        872      2,640
                                                               -------    -------    -------    -------    -------
Earnings (loss) from operations                                    274        188      2,167      3,060     (3,541)
Interest and bank charges                                          (30)       (31)       (23)         2       (149)
Other income                                                       196        484         29         12         (7)
                                                               -------    -------    -------    -------    -------
Earnings (loss) before income taxes and
discontinued operations                                            440        641      2,173      3,074     (3,697)
Income taxes (recovery)                                            120        365        724      1,534       (789)
                                                               -------    -------    -------    -------    -------
Earnings (loss) from continuing operations                         320        276      1,449      1,540     (2,908)
Earnings (loss) from discontinued operations                    (1,905)    (1,027)       129       (535)        --
                                                               -------    -------    -------    -------    -------
Net earnings (loss)                                            $(1,585)   $  (751)   $ 1,578    $ 1,005    $(2,908)
                                                               =======    =======    =======    =======    =======

Foreign currency translation                                      (506)       216       (108)      (357)      (894)
                                                               -------    -------    -------    -------    -------
Comprehensive earnings (loss)                                   (2,091)      (535)     1,470        648     (3,802)
                                                               -------    -------    -------    -------    -------
Basic Earnings (loss) per share from continuing operations      $ 0.04     $ 0.03     $ 0.16    $  0.17    $ (0.29)
Basic Earnings (loss) per share from discontinued                (0.22)     (0.11)      0.01      (0.06)        --
                                                               -------    -------    -------    -------    -------
operations
Basic Earnings (loss) per share                                 $(0.18)    $(0.08)     $0.17      $0.11     $(0.29)
                                                               -------    -------    -------    -------    -------
Weighted average number of common shares outstanding
(basic)                                                          8,759      9,001      9,195      9,235      9,860
Diluted earnings (loss) per share from continuing
operations                                                      $ 0.04      $0.03      $0.15      $0.16     $(0.29)
Diluted earnings (loss) per share from discontinued
operations                                                       (0.21)     (0.11)      0.01      (0.06)        --
                                                               -------    -------    -------    -------    -------
Diluted earnings (loss) per share                               $(0.17)    $(0.08)    $ 0.16      $0.10     $(0.29)
                                                               -------    -------    -------    -------    -------
Weighted average number of common shares outstanding
(Diluted)                                                        9,120      9,575      9,782      9,608      9,860

                                                                               At December 31,
                                                           --------------------------------------------------------
                                                                1994       1995       1996       1997       1998
Balance Sheet Data:
Working capital                                                $ 4,964    $ 5,614    $ 7,032    $ 7,514    $ 4,970
Total assets                                                    10,552     11,368     14,983     16,484     19,447
Long-term debt, net of current maturities                           37         10         --         75         75
Shareholders' equity                                             7,937      8,088      9,923     10,487     11,761

------------------

(1) Includes results of operations of Alex Computer from March 17, 1998, the effective date of the acquisition of substantially all the assets of Alex Computer. The consideration paid and assets acquired in connection with such acquisition were transferred on May 1, 1998.

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

                                                             Years ended December 31,
                                 ----------------------------------------------------------------------------
                                      1994           1995            1996            1997            1998
                                 -------------   -------------   -------------   -------------    -----------
Exchange rate at end of
period .......................     US$0.7128       US$0.7323       US$0.7246       US$0.6991       US$0.6504
Average exchange rate during
period .......................        0.7300          0.7305          0.7334          0.7223          0.6703
High exchange rate during
period .......................        0.7632          0.7829          0.7472          0.7415          0.7105
Low exchange rate during
period .......................        0.7103          0.7023          0.7274          0.7009          0.6341


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

         The Company devotes significant resources toward product development and related research and development activities. In recent years, the Company has sought to enter into agreements with its OEM customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. Under the terms of a typical development contract, Spectrum is obligated to deliver a finished DSP system or product consisting of hardware, custom chip set and software, all to meet performance specifications established between the parties. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. See Note 1 of the Notes to the Company's financial statements. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold to the military/aerospace and commercial markets has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in United States dollars and preparing its financial statements in accordance with U.S. GAAP. In accordance with the views of the Commission, the Company has re-stated the historical financial statements and data contained herein to U.S. GAAP and using US$.

Results of Operations

                                                      Years Ended December 31,
                                                    ----------------------------
                                                     1996       1997      1998
                                                     ----       ----      ----
Sales                                               100.0%     100.0%    100.0%
Cost of sales                                        41.6       42.7      40.8
                                                    ------     ------    -----

Gross margin                                          58.4       57.3     59.2
Administrative, sales and marketing expenses          34.5       30.2     40.9
Depreciation and amortization expenses                 2.5        2.5      5.0
Research and development expenses                     10.6        9.7     16.8
Acquired in-process research and
   development charge                                   --        3.3     10.1
                                                    ------     ------    -----

Earnings from operations                              10.8       11.6    (13.6)
Interest and bank charges                             (0.1)       0.0     (0.6)
Other income                                           0.1        0.0      0.0
                                                    ------     ------    -----

Earnings before income taxes and discontinued
operations                                            10.8       11.6    (14.2)
Income taxes (recovery)                                3.6        5.8      3.0
                                                    ------     ------    -----

Earnings from continuing operations                    7.2        5.8    (11.2)
Earnings (loss) from discontinued operations           0.6       (2.0)     0.0
                                                    ------     ------    -----

Net earnings (loss)                                   7.8%       3.8%    (11.2)%
                                                    ======     ======    =====


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Sales. Sales from continuing operations for 1998 were relatively constant at $26,000,000, compared to sales of $26,207,000 for 1997. Included in sales for 1998 were development contract fees of $1,530,000, or 5.9% of sales for the year, compared to development contract fees of $1,589,000, or 6.1% of sales, for 1997. Also included in sales for 1998 were revenues from the Company's internally developed C3X, C4X and C6X products of $7,511,000, or 28.9%, of sales for the year, compared to $6,205,000, or 23.7%, of sales for 1997. Also included in sales for 1998 were revenues from the sale of Loughborough products of $4,872,000, or 18.7% of sales, compared to sales of Loughborough products of $12,234,000, or 46.7% of sales, during 1997. Sales for 1998 also reflect the inclusion of $5,791,000, or 22.3% of sales, from Alex Computer which was acquired in 1998.

         Gross Profit. Gross profit increased to $15,393,000 for 1998 from $15,027,000 for 1997, an increase of 2.4%. Gross margin (profit as a percentage of sales) increased to 59.2% for 1998 from 57.3% for 1997. The increase in gross margin was due primarily to increased sales in higher gross margin, internally developed products as opposed to licensed products.

         Administrative, Sales and Marketing. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for 1998 were $10,621,000, or 40.9% of sales for the year, compared to $7,915,000, or 30.2%, of sales for 1997. AS&M expenses are net of foreign exchange gains of $287,000 for 1998, compared to foreign exchange gains of $323,000 for 1997. AS&M expenses were higher by

$2,706,000 in 1998 due mainly to the costs associated with increased European and Asian sales and marketing initiatives (approximately $1,016,000), an increase in the Company's North American sales and marketing staff levels (approximately $1,062,000) and the inclusion of AS&M expenses of Alex Computer Systems, which was acquired in 1998 (approximately $650,000).

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for 1998 was $1,299,000, an increase of $655,000, or 101.7%, over 1997. The increase in amortization expense was due primarily to the amortization of an increased investment in goodwill and other intangibles related to the acquisition of the net assets of Alex Computer in 1998.

         Acquired In-process Research and Development Charge. Acquired in-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. An IPR&D charge of $2,640,000 was expensed in 1998, compared to $872,000 in 1997. The 1998 charge was recorded in connection with the purchase of the net assets of Alex Computer based on management's discounted cash flow valuation. The 1997 charge was recorded in conjunction with the purchase of 3L Limited.

         Although the Company previously reported its quarterly and annual results for 1998 in accordance with established accounting practice, in April 1999 it adjusted certain amounts stated in its 1998 consolidated financial statements in response to new guidance recently provided by the Securities and Exchange Commission to the accounting profession related to the valuation of IPR&D in purchase transactions. None of these adjustments impact the Company's net operating cash flow.

         Research and Development. Research and development ("R&D") expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $4,374,000 for 1998, or 16.8% of sales for the period, compared to $2,536,000 for 1997, or 9.7% of sales for the period. R&D expenses were higher in 1998 than in 1997 since a significant portion of 1997 R&D expenses qualified for capitalization, while all R&D expenses for 1998 were expensed as incurred. Actual R&D expenditures for 1998 were $4,851,000, an increase of $618,000 over 1997. The increase in actual expenditures resulted primarily from an increase in R&D spending to develop the Company's Analog Devices-based product line.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $156,000 for 1998 compared to other income of $14,000 for 1997. This change was due primarily to increased working capital borrowings under the Company's Line of Credit during 1998.

         Income Taxes. The Company's income tax provision (recovery) for 1998 was $(789,000), or (21.3%) of earnings before taxes and discontinued operations, compared to $1,534,000, or 49.9% of earnings before taxes and discontinued operations for 1997. The percentage for 1998 was unusually low due to the significant impact of the acquired IPR&D charge in the first quarter of 1998, a significant portion of which is non-deductible for tax purposes. The Company's income tax provision (recovery) for 1998 was 74.6% of earnings before taxes and the charge related to IPR&D.

Excluding the portion of the income tax provision related to the acquired IPR&D, the remaining income tax provision was 30.3% of earnings before taxes and the charge related to IPR&D.

         Net Earnings. The Company had earnings (loss) from continuing operations for 1998 of $(2,908,000), compared to earnings (loss) from continuing operations for 1997 of $1,540,000. Earnings (loss) per share (basic) from continuing operations in 1998 was $(0.29) per share, compared to earnings (loss) per share (basic) from continuing operations of $0.17 per share in 1997. Earnings (loss) from continuing operations before the charge related to acquired IPR&D for 1998 was $(268,000), or earnings (loss) of $(0.03) per share (basic), compared to earnings (loss) from continuing operations before the charge related to acquired IPR&D of $2,412,000, or earnings (loss) of $0.26 per share (basic) in 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Sales. Sales from continuing operations in 1997 were $26,207,000, an increase of $6,144,000, or 30.6%, over sales in 1996. Included in 1997 sales were development contract fees of $1,589,000, or 6.1% of 1997 sales, compared to development contract fees in 1996 of $1,700,000, or 8.5% of 1996 sales. Development contract fees included fees generated in 1997 and 1996 from the development of ASICs for applications in the Company's ASICs and software business. The growth in the Company's 1997 sales was due primarily to the release of new products directed at the signal intelligence marketplace which generated an incremental $7,699,000 in sales, as well as an increase in sales of Loughborough products of $1,240,000. This growth in sales was offset in part by declines in general commercial sales of approximately $2,689,000. The Company believes the sale of Loughborough products will continue to account for a decreasing percentage of the Company's sales. See "Business--Amendment of the Loughborough License."

         Gross Profit. Gross profit increased to $15,027,000 for 1997 from $11,723,000 for 1996, an increase of 30.8%. Gross margin (gross profit as a percentage of sales) decreased to 57.3% in 1997 from 58.4% in 1996. The decrease in gross margin was due primarily to the reduction in development contract fees in 1997 over 1996 and increased royalties on certain licensed products.

         Administrative, Sales and Marketing. AS&M expenses for 1997 were $7,915,000, or 30.2% of 1997 sales, compared to $6,929,000 in 1996, or 34.5%
of 1996 sales. AS&M expenses as a percentage of sales were lower in 1997 compared to 1996 due to the increase in sales without a commensurate increase in the level of AS&M expenses.

         Amortization. Amortization expenses in 1997 were $644,000, an increase of $147,000, or 29.4%, over 1996. The increase in depreciation and amortization was due primarily to increased investment in fixed assets and acquired technology.

         Research and Development. Research and development expenses were $2,536,000 in 1997, or 9.7% of 1997 sales, compared to $2,130,000 in 1996, or
10.6% of 1996 sales. The expenses in 1997 consisted primarily of costs associated with development contract fees relating to ASICs and software and military/aerospace projects. Total research and development expenditures for continuing operations and those capitalized as software and related development costs were $3,890,000 in 1997, or 14.8% of 1997 sales, compared to $2,753,000 in 1996, or 13.8% of 1996 sales.

         Other Income. Other income, consisting primarily of interest income on short-term deposits was $14,000 in 1997 compared to other income in 1996 of $6,000.

         Income Taxes. Deferred income taxes for 1997 were $1,534,000, or 49.9% of earnings before taxes and discontinued operations, compared to $724,000, or 33.3% of earnings before taxes and discontinued operations for 1996.

         Net Earnings. The Company had earnings from continuing operations in 1997 of $1,540,000 compared to earnings of $1,449,000 in 1996. Earnings per share (basic) from continuing operations in 1997 was $0.17 per share, compared to earnings per share (basic) from continuing operations of $0.16 per share in 1996.

Discontinued Operations

         In 1993, the Company introduced its first Computer Telephony ("CTI") products for sale to OEMs and to consumers directly through retail distribution channels. In 1994, the Company developed a new release of its CTI product for high volume production targeted to leading OEM customers such as IBM and OMRON. In 1994, the Company recorded a charge against inventory relating to its first generation retail CTI product, and in 1995 the Company terminated its retail distribution efforts due to high marketing costs and a failure to achieve significant market penetration, which resulted in operating losses. In 1997, the Company initiated plans to discontinue the operations of its desktop CTI business due to the low gross margins prevalent in this market segment. Sales of desktop CTI products accounted for 32.2% of sales in 1996 and 1.9% of sales in 1997. The Company's desktop CTI operations were closed effective December 31, 1997.

Liquidity and Capital Resources

         The Company historically has met is operating and capital requirements from cash flow from operations and from funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn$5,000,000 (approximately US$3,300,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to
1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. At March 31, 1999, the Company had net outstanding borrowings under the Line of Credit of approximately US$233,000.

         At December 31, 1998 and December 31, 1997, the Company's net cash (overdraft) position was $(509,000) and $1,383,000 respectively. Net cash provided by (used in) operations, financing and investments was $310,000 and $(94,000) in the years ended December 31, 1998 and 1997 respectively. For
1998, cash used in operations, financing and investments consisted primarily of cash generated from the issuance of Common Shares, warrants and long-term debt. Cash was used primarily for the acquisition of the net assets of Alex Computer Systems, funding operations, and the purchase of property and equipment and software and related development costs. For 1997, cash used in operations, financing and investments consisted primarily of cash from operations, and proceeds from the issuance of Common Shares upon the exercise of outstanding stock options. Cash was used primarily for the acquisition of 3L Limited, to increase inventories, fund discontinued operations, purchase treasury shares and for the purchase of property and equipment and software and related development costs. For 1996, cash provided by operations, financing and investments consisted principally of cash from continuing and discontinued operations and the proceeds from the issuance of Common Shares upon the exercise of outstanding stock options. Cash was used primarily to increase accounts receivable and for the purchase of property and equipment and software and related development costs.

         Accounts receivable, net at December 31, 1998 and December 31, 1997 was $5,404,000 and $6,549,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $1,036,000 and $2,433,000 during 1998 and 1997, respectively, primarily for computer equipment and software and related development costs. In 1997, the Company invested $1,202,000 in the purchase of treasury shares and invested $746,000 in the acquisition of 100% of the shares of 3L Limited, net of $188,000 in cash acquired. On March 17, 1998, the Company effectively acquired pursuant to an acquisition agreement the net assets of Alex Computer Systems. The consideration paid by the Company consisted of $675,000 in cash, the assumption of $1,074,000 in liabilities, and the issuance of 772,626 Common Shares and a two year warrant to purchase 110,375 Common Shares of an exercise price of Cdn$9.06 (USD$6.34) per share.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC"), an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4.35 million through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a repayable investment, with repayment beginning no earlier than 2001, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7.4 million in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7.4 million in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company in connection with its investment.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Charges Related to Acquired In-process Research and Development

         Over the last two years, the Company completed two acquisitions, some of the assets of which included in-process research and development. The Company regarded its acquisition of 3L Limited as an opportunity to provide more complete DSP software solutions. The Company regarded its acquisition of Alex Computer as an opportunity to expand its products offerings to include products based on the Analog Devices ("AD") processor. The acquisitions of 3L Limited and Alex Computer were accounted for using the purchase method of accounting. A portion of the purchase price for each acquisition was allocated to in-process research and development, which resulted in a charge of approximately $872,000 related to the 3L Limited acquisition in 1997 and a charge of $2,640,000 related to the Alex Computer acquisition in 1998.

         The efforts required to develop the acquired in-process research and development into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can meet their design requirements, including function, features and technical performance requirements.

         The Company based its determination of the acquired in-process research and development allocation on recently issued guidance by the Securities and Exchange Commission and considered such factors as degree of completion, technological and market uncertainties, costs incurred and projected costs to complete. Other than one 3L Limited project discontinued due to poor market conditions, acquired in-process research and development projects continue to progress, in all material respects, consistent with management's original assumptions used to value the acquired in-process research and development. See Note 2 of Notes to Consolidated Financial Statements.

         Alex Computer Systems, Inc.

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of Alex Computer were discounted using discount rates ranging from 21% to 28% depending on risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period. and assumed direct overhead costs as percentage of revenues of 15% for 1999, 14% for 2000 and 14% for 2001.

         As of the acquisition date, Alex Computer was conducting significant in-process research and development into five new software and hardware projects to which a portion of the Alex Computer purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative future uses. The five in-process research and development projects included:

         Rugged Impedance Cables - an inter-processor connect scheme designed to significantly increase the distance over which high bandwidth signals may be reliably transmitted. At the time of the acquisition, Alex Computer was in the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $60,000 and the cost of completion at

         $5,000. The project was completed in July 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         Hammerhead Development System - a development platform for generation two-based systems, an AD processor offering an improvement in performance to then-existing technologies. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the IPR&D had nominal value and the cost of completion at $380,000. The Company expects to complete the project in late 1999. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks relating to the project.

         Hammerhead VME, PCI, cPCI boards and PMC Modules - circuit board architectures built around AD's generation two processor. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $1,570,000 million and the cost of completion at $705,000. Company expects to complete the project in late 1999. At the time of the acquisition, the Company regarded technical feasibility, accurately estimating future costs and market acceptance as the principal risks relating to the project.

         Apex Software - a comprehensive programming environment which simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, Alex Computer was at the design stage of completion. The Company estimated the fair value of the IPR&D at $590,000 and the cost of completion at $120,000. The project was completed in late 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         Apex Trace Software - a visualization tool to provide developers with accurate non-intrusive timings of system operation and multiple processor interaction. At the time of the acquisition, Alex Computer was at the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $430,000 and the cost of completion at $140,000. The project was completed in late 1998. At the time of the acquisition, the Company regarded technical feasibility and accurately estimating future costs as the principal risks relating to the project.

         3L Limited

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of 3L Limited were discounted using a 20% discount rate for risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period and assumed direct overhead costs as percentage of revenues of 15% for each of 1998, 1999 and 2000.

         As of the acquisition date, 3L Limited was conducting significant in-process research and development into two significant new software products to which a portion of the 3L Limited purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative futures. Descriptions of the in-process research and development projects are as follows:

         SHARC Parallel C Software - a programming environment for the SHARC processor which simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, 3L Limited was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $525,000 and the cost of completion at $95,000. The project was completed in April 1998. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

         C4x 3.0 Parallel C - a multi-processor upgrade to the C compiler tools for Texas Instruments' C4x processor. At the time of the acquisition, 3L was at the design stage of completion. The Company estimated the fair value of the IPR&D at $347,000 and the cost of completion at $85,000. The project was discontinued in December 1997 due to poor market conditions. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

Inflation, Foreign Currency Fluctuations and Hedging

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into futures contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. Such contracts typically have maturities of no greater than three months when entered into. The market price of such contracts generally approaches the spot exchange rates as the contract approaches expiration of its term. The maximum amount the Company has hedged under such futures contracts at any one time is Cdn$3,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Year 2000 Issue

         The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. In addition, the Company is taking steps to ensure that all relevant non-information technology systems will be Year 2000 compliant. Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has determined that its major internal system, the MRP system, is Year 2000 compliant, which means that internal order processing and filling will be unaffected.

         The Company has committed resources to address its potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Audit Committee and the full Board of Directors. The Company has completed its assessment of internal Year 2000 issues. The Company does not expect to incur any costs in remediating (where required) any Year 2000 issues relating to its business, other than the time spent by employees on ensuring compliance. In any case, total costs to the Company with respect to its Year 2000 compliance activities are not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

         As the Company relies on third party suppliers for utilities, transportation, and other key services, interruption of supplier operations could affect the Company's operations, however, this risk is being assessed and contingency plans being developed. The Company has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. The Company has yet to receive a certificate from several of its third party suppliers stating that their systems are Year 2000 compliant. The Company expects to complete its assessment of third party Year 2000 risks by July 31, 1999. There can be no assurance that the systems of such suppliers will be converted on a timely basis.

         The Company believes its worst case scenario would be the failure of one or more of its material third party suppliers to continue to supply the Company with products. This failure would lead to an interruption of the Company's business for an indeterminate length of time. The Company is continuing to monitor this situation, as well as any other potential problem areas it is able to identify.

         The Company's Year 2000 contingency plans are as follows: (i) all "critical path" systems are being identified and testing will be continuous,
(ii) back-up systems are being put in place for alternate suppliers for all aspects of production and delivery, and (iii) the Company already has in place a redundant system of supply for its manufactured products. Continuing monitoring and risk management are taking place and the Company's contingency plans will be updated as new issues are identified. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

Item 10.       DIRECTORS AND OFFICERS OF THE COMPANY.

         The directors and executive officers of the Company are as follows:

Name                                Age   Position
----                                ---   --------

Kenneth A. Spencer(1) ...........   55    Chair of the Board and Director

Barry W. Jinks ..................   45    President, Chief Executive Officer and
                                            Director

Martin McConnell ................   47    Vice President, Finance, Chief
                                            Financial Officer and Secretary

Brian Lowe ......................   48    Vice President, Sales

Douglas Johnson .................   35    Vice President, Logistics

David Hobbs .....................   43    Vice President, Engineering

Ronald Wages ....................   36    Vice President, Marketing

Andrew Harries(1) ...............   37    Director

Pascal Spothelfer(2) ............   39    Director

John E. Brennan .................   52    Director

Charles C. Johnston .............   64    Director

Samuel Znaimer(2) ...............   42    Director

-------------------

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

         Dr. Kenneth A. Spencer has been Chair of the Board since December 1997 and a Director since October 1997. In 1983, Dr. Spencer co-founded Creo Products Inc. ("Creo"), a Burnaby, British Columbia based high tech company supplying digital pre-press systems. Dr. Spencer stepped down from an active role in Creo in 1995 and is currently a Director of that company. Previous posts held by Dr. Spencer include Vice President and General Manager at MacDonald Dettwiler, and General Manager of Glenayre Technologies Inc.

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

         Andrew Harries has been a Director of the Company since 1999. Mr. Harries is currently Vice-President, Marketing of Sierra Wireless Inc., a wireless data modem company he co-founded in 1993.

         Pascal Spothelfer has been a Director of the Company since 1999. Mr. Spothelfer is currently the Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of NovAtel Inc., a high tech company specializing in global positioning systems.

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

         The Board of Directors met nine times in 1998. Under the BC Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed.

         The Board of Directors established an Audit Committee and a Compensation Committee. The Audit Committee, whose members are Messrs. Spothelfer and Znaimer, is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. The Audit Committee met twice in 1998. The Compensation Committee, whose members are Messrs. Harries and Spencer, recommend to the Board of Directors the compensation for the Company's key employees. The Compensation Committee met once in 1998.

Item 11.       COMPENSATION OF DIRECTORS AND OFFICERS.

         Aggregate compensation paid to all directors and officers as a group for services in all capacities during 1998 was $694,790. The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer in 1996, 1997 and 1998.

                           Summary Compensation Table
                                                                                   Securities
                                                                     Other Annual  Underlying
Name and Principal Position               Year    Salary     Bonus   Compensation  Options(#)
---------------------------               ----    ------     -----   ------------  ----------

Barry W. Jinks                            1998   $158,155  $  --        $ 291        13,000
    President and Chief Executive         1997    158,910   104,985       205        13,000
       Officer                            1996    141,684    84,622       242          --

         The following table sets forth certain information with respect to the aggregate number and value of options exercisable by the Company's Chief Executive Officer at December 31, 1998.


                 Aggregated Option Exercises in Last Fiscal Year
                           And Year-end Option Values

                                                         Number of Securities
                                                        Underlying Unexercised           Value of Unexercised
                                                          Options at Fiscal              In-The-Money Options
                          Shares         Valued              Year End(#)                  Fiscal Year End(1)
                       Acquired on      Realized    -----------------------------    -----------------------------
Name                   Exercise(#)       (Cdn$)     Exercisable     Unexercisable    Exercisable     Unexercisable
----                   -----------      --------    -----------     -------------    -----------     -------------

Barry W. Jinks              0             N/A         410,771           63,401         $861,538          $  0


------------------------

    (1) Total value of 'in-the-money' unexercised options is based on the difference between the last sales price of the Common Shares on The Toronto Stock Exchange on December 31, 1998 ($2.88 per share) and the exercise price of the `in-the-money' options, multiplied by the number of 'in-the-money' option shares.

         Directors' Compensation

         In 1998, the Board of Directors approved a fee of $670 for each meeting attended in person. The Board also approved the grant of an annual option to each member of the Board of Directors to purchase 3,000 Common Shares. Additionally, the Chair of Board, the Chair of a committee of the Board and each member of a committee of the Board will be granted an annual option to purchase 1,000 Common Shares. All options will have an exercise price equal to the market price of the Common Shares on the date of grant.

         In addition to the above, Kenneth Spencer, a Director of the Company, also acts as a consultant for the Company and receives a consulting fee of $13,407 per year, payable quarterly. For the last completed financial year, Mr. Spencer received a total of $13,407 in consulting fees.

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

         At March 31, 1999, options to purchase an aggregate of 1,763,884 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from $0.48 to $10.47 per share. Of such options, options to purchase 1,018,672 Common Shares have been granted to directors and officers of the Company. Option grants by the Board of Directors prior to the adoption of the Plan were ratified on an annual basis by the Company's shareholders. Substantially all such shares so granted are now deemed to have been granted pursuant to the Plan and count toward the 2,650,000 shares reserved for issuance under the Plan.

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

Item 18. FINANCIAL STATEMENTS.

         See Item 19.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements

                                                                         Page(s)
                                                                         -------


  Selected Consolidated Financial Data                                        32
  Management's Discussions and Analysis of Financial Condition
         and Results of Operations                                            33

  Index to Consolidated Financial Statements of Spectrum
  Signal Processing Inc.
  Auditors' Report                                                           F-3
  Consolidated Balance Sheets (audited) at December 31, 1997 and 1998        F-4
  Consolidated Statements of Operations (audited) for the years
         ended December 31, 1996, 1997 and 1998                              F-5
  Consolidated Statements of Stockholders' Equity (Deficit) (audited)
          for the years ended December 31, 1996, 1997 and 1998               F-6
  Consolidated Statements of Cash Flows (audited) for the years
         ended December 31, 1996, 1997 and 1998                              F-7
  Notes to Consolidated Financial Statements                                 F-8

  Index to Financial Statements of Alex Computer Systems, Inc.
  (Year end)
  Independent Auditors' Report                                              F-23
  Balance Sheets (audited) at July 31, 1997
         and 1996                                                           F-24
  Statements of Income and Retained Earnings (audited) for the
         years ended July 31, 1997 and 1996                                 F-25
  Statements of Cash Flows (audited) for the years
         ended July 31, 1997 and 1996                                       F-26
  Notes to Financial Statements                                             F-27

  Index to Financial Statements of Alex Computer Systems, Inc.
  (Interim)
  Balance Sheet (unaudited) at February 28, 1998                            F-33
  Statements of Earnings and Retained Earnings (audited)
         for the seven months ended February 28, 1998                       F-34
  Statements of Cash Flows (audited) for the seven months
         ended February 28, 1998                                            F-35
  Notes to Financial Statements                                             F-36

  Index to Pro Forma Consolidated Financial Statements of
  Spectrum Signal Processing Inc.
  Pro Forma Consolidated Statements of Operations (unaudited)
         for the years ended December 31, 1997 and 1998                     F-41

  Notes to Pro Forma Consolidated Financial Statements                      F-42

                        SPECTRUM SIGNAL PROCESSING INC.

                         INDEX TO FINANCIAL STATEMENTS

  (PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                 UNITED STATES)

Auditors' Report...........................................................................................    F-3
Consolidated Balance Sheets................................................................................    F-4
Consolidated Statements of Operations......................................................................    F-5
Consolidated Statements of Stockholders' Equity............................................................    F-6
Consolidated Statements of Cash Flows......................................................................    F-7
Notes to Consolidated Financial Statements.................................................................    F-8

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in the United States.

On February 4, 1999, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

KGMG LLP
Chartered Accountants

Richmond, Canada
February 4, 1999

                        SPECTRUM SIGNAL PROCESSING INC.

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

    PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                  PRINCIPLES.

                                                                                                  DECEMBER 31,
                                                                                               ------------------
                                                                                                1998       1997
                                                                                               -------    -------
                                           ASSETS
Current assets
  Cash and cash equivalents.................................................................   $ 1,693    $ 1,383
  Accounts receivable, net of allowance for doubtful accounts of $173 (1997--$170)..........     5,404      6,549
  Inventories...............................................................................     4,935      4,061
  Prepaid expenses..........................................................................       203        220
                                                                                               -------    -------
                                                                                                12,235     12,213
Property and equipment (Note 3).............................................................     2,287      2,448
Other assets (Note 4).......................................................................     4,925      1,823
                                                                                               -------    -------
                                                                                               $19,447    $16,484
                                                                                               -------    -------
                                                                                               -------    -------

                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Bank indebtedness (Note 5)................................................................   $ 2,202    $    --
  Accounts payable..........................................................................     3,680      2,990
  Accrued liabilities.......................................................................     1,303      1,690
  Deferred revenue..........................................................................        --         19
  Current portion of long-term debt (Note 5)................................................        80         --
                                                                                               -------    -------
                                                                                                 7,265      4,699
Long-term debt (Note 5).....................................................................        75         75
Deferred income taxes (Note 7)..............................................................       346      1,223
Shareholders' equity
Share capital (Note 6)
  Authorized 50,000,000 common shares, no par value
     Issued 10,268,954 (1997--9,459,397)....................................................    16,309     11,373
  Outstanding 10,035,654 (1997--9,226,097)
Warrants (Note 6)...........................................................................       140         --
Additional paid-in capital..................................................................        76         76
Treasury stock, at cost, 233,300 shares (1997--233,300).....................................    (1,232)    (1,232)
Retained earnings (deficit).................................................................    (1,671)     1,237
Accumulated other comprehensive income
  Cumulative translation adjustments........................................................    (1,861)      (967)
                                                                                               -------    -------

Commitments and contingencies (Notes 9 & 14)................................................    11,761     10,487
                                                                                               -------    -------
                                                                                               $19,447    $16,484
                                                                                               -------    -------
                                                                                               -------    -------

          See accompanying notes to consolidated financial statements.

                        SPECTRUM SIGNAL PROCESSING INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
    PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                  PRINCIPLES.

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                    -----------------------------
                                                                                     1998       1997       1996
                                                                                    -------    -------    -------
Sales (Note 10)..................................................................   $26,000    $26,207    $20,063
Cost of sales....................................................................    10,607     11,180      8,340
                                                                                    -------    -------    -------
                                                                                     15,393     15,027     11,723
Expenses
  Administrative.................................................................     3,417      3,146      3,049
  Sales and marketing............................................................     7,204      4,769      3,880
  Amortization...................................................................     1,299        644        497
  Acquired in-process research and development charge............................     2,640        872         --
  Research and development.......................................................     4,374      2,536      2,130
                                                                                    -------    -------    -------
                                                                                     18,934     11,967      9,556
                                                                                    -------    -------    -------
Earnings (loss) from operations..................................................    (3,541)     3,060      2,167
Other
  Interest income (expense) and bank charges.....................................      (149)         2        (23)
  Other income (expense).........................................................        (7)        12         29
                                                                                    -------    -------    -------
                                                                                       (156)        14          6
                                                                                    -------    -------    -------
Earnings (loss) before income taxes and discontinued operations..................    (3,697)     3,074      2,173
Income tax expense (recovery) (Note 7)
  Current........................................................................        88         --         --
  Deferred.......................................................................      (877)     1,534        724
                                                                                    -------    -------    -------
                                                                                       (789)     1,534        724
                                                                                    -------    -------    -------
Earnings (loss) from continuing operations.......................................    (2,908)     1,540      1,449
Earnings (loss) from discontinued operations (Note 11)...........................        --       (535)       129
                                                                                    -------    -------    -------
Net earnings (loss)..............................................................   $(2,908)   $ 1,005    $ 1,578
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------
Earnings (loss) per share (Note 8)
  Basic
     From continuing operations..................................................   $ (0.29)   $  0.17    $  0.16
     After discontinued operations...............................................   $ (0.29)   $  0.11    $  0.17
  Diluted
     From continuing operations..................................................   $ (0.29)   $  0.16    $  0.15
     After discontinued operations...............................................   $ (0.29)   $  0.10    $  0.16
  Weighted average shares (in thousands)
     Basic.......................................................................     9,860      9,235      9,195
     Diluted.....................................................................     9,860      9,608      9,782
                                                                                    -------    -------    -------
                                                                                    -------    -------    -------

          See accompanying notes to consolidated financial statements.

                        SPECTRUM SIGNAL PROCESSING INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)
    PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                  PRINCIPLES.

                                                                                                              ACCUMULATED
                           COMMON STOCK       ADDITIONAL       WARRANTS         TREASURY STOCK     RETAINED     OTHER
                       --------------------   PAID IN      ----------------   ------------------   EARNINGS   COMPREHENSIVE
                         NUMBER     AMOUNT    CAPITAL      NUMBER    AMOUNT    NUMBER    AMOUNT    (DEFICIT)  INCOME (LOSS)
                       ----------   -------   ----------   -------   ------   --------   -------   --------   -------------
Balance
  December 31, 1995..   9,163,974   $9,891       $ 76          --     $ --     (16,400)  $  (30)   $(1,346)      $  (502)
  Net earnings.......          --       --         --          --       --          --       --      1,578            --
  Foreign currency
    translation......          --       --         --          --       --          --       --         --          (108)
  Issued for cash
    from share
    options..........      79,709      364         --          --       --          --       --         --            --
                       ----------   -------      ----      -------    ----    --------   -------   --------      -------
Balance
  December 31, 1996..   9,243,683   10,255         76          --       --     (16,400)     (30)       232          (610)
  Net earnings.......          --       --         --          --       --          --       --      1,005            --
  Foreign currency
    translation......          --       --         --          --       --          --       --         --          (357)
  Issued for cash
    from share
    options..........      42,381      184         --          --       --          --       --         --            --
  Issued for
    acquisition of 3L
    Limited..........     173,333      934         --          --       --          --       --         --            --
  Purchase of
    treasury stock...          --       --         --          --       --    (216,900)  (1,202)        --            --
                       ----------   -------      ----      -------    ----    --------   -------   --------      -------
Balance
  December 31, 1997..   9,459,397   11,373         76          --       --    (233,300)  (1,232)     1,237          (967)
  Net loss...........          --       --         --          --       --          --       --     (2,908)           --
  Foreign currency
    translation......          --       --         --          --       --          --       --         --          (894)
  Issued for cash
    from share
    options..........      36,931      149         --          --       --          --       --         --            --
  Issued for net
    assets of Alex
    Computer
    Systems..........     772,626    4,787         --          --       --          --       --         --            --
  Issuance of
    warrants.........          --       --         --      110,375     140          --       --         --            --
                       ----------   -------      ----      -------    ----    --------   -------   --------      -------
Balance,
  December 31, 1998..  10,268,954   $16,309      $ 76      110,375    $140    (233,300)  $(1,232)  $(1,671)      $(1,861)
                       ----------   -------      ----      -------    ----    --------   -------   --------      -------
                       ----------   -------      ----      -------    ----    --------   -------   --------      -------


                                  COMPREHENSIVE
                        TOTAL     INCOME (LOSS)
                       --------   -------------
Balance
  December 31, 1995..  $  8,089      $    --
                                     -------
                                     -------
  Net earnings.......     1,578        1,578
  Foreign currency
    translation......      (108)        (108)
  Issued for cash
    from share
    options..........       364           --
                       --------      -------
Balance
  December 31, 1996..     9,923        1,470
                                     -------
                                     -------
  Net earnings.......     1,005        1,005
  Foreign currency
    translation......      (357)        (357)
  Issued for cash
    from share
    options..........       184           --
  Issued for
    acquisition of 3L
    Limited..........       934           --
  Purchase of
    treasury stock...    (1,202)          --
                       --------      -------
Balance
  December 31, 1997..    10,487          648
                                     -------
                                     -------
  Net loss...........    (2,908)      (2,908)
  Foreign currency
    translation......      (894)        (894)
  Issued for cash
    from share
    options..........       149           --
  Issued for net
    assets of Alex
    Computer
    Systems..........     4,787           --
  Issuance of
    warrants.........       140           --
                       --------      -------
Balance,
  December 31, 1998..  $ 11,761      $(3,802)
                       --------      -------
                       --------      -------

          See accompanying notes to consolidated financial statements.

                        SPECTRUM SIGNAL PROCESSING INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
    PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
                                  PRINCIPLES.

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                       ---------------------------
                                                                                        1998       1997      1996
                                                                                       -------    ------    ------
Cash flows from operating activities:
  Net earnings (loss)...............................................................   $(2,908)   $1,005    $1,578
  Deduct (add) earnings (loss) from discontinued operations.........................        --       535      (129)
                                                                                       -------    ------    ------
  Earnings (loss) from continuing operations........................................    (2,908)    1,540     1,449
  Adjustments to reconcile net earnings (loss) to net cash
     provided by operating activities
     Amortization...................................................................     1,915       781       641
     Acquired in-process research and development...................................     2,640       872        --
     Deferred income taxes..........................................................      (826)    1,534       724
     Deferred share issue costs.....................................................        --       193        --
  Changes in operating assets and liabilities
     Accounts receivable............................................................     1,154     1,882    (3,440)
     Inventories....................................................................      (739)   (2,311)      571
     Prepaid expenses...............................................................         2       311      (230)
     Accounts payable...............................................................       149      (366)      501
     Accrued liabilities............................................................       150       488       635
     Deferred revenue...............................................................       (18)     (616)      635
                                                                                       -------    ------    ------
Net cash provided by continuing operations..........................................     1,519     4,308     1,486
                                                                                       -------    ------    ------
  Earnings (loss) from discontinued operations......................................        --      (535)      129
  Deferred income taxes, an item not involving cash.................................        --      (340)       64
                                                                                       -------    ------    ------
Net cash provided by (used for) discontinued operations.............................        --      (875)      193
                                                                                       -------    ------    ------
Net cash provided by operating activities...........................................     1,519     3,433     1,679
                                                                                       -------    ------    ------
Cash flows from investing activities:
  Purchase of property and equipment................................................      (559)   (1,040)   (1,042)
  Proceeds from disposition of property and equipment...............................         1        --        --
  Software and related development costs............................................      (477)   (1,393)     (631)
  Acquisition of net assets of Alex Computer, net of cash received..................    (2,204)       --        --
  Cash received on acquisition of 3L Limited, net of expenses.......................        --       188        --
                                                                                       -------    ------    ------
Net cash used for investing activities..............................................    (3,239)   (2,245)   (1,673)
Cash flows from financing activities:
  Increase in bank indebtedness.....................................................     2,036        --        --
  Payment of deferred share issue costs.............................................        --        --      (193)
  Issue of shares from share options................................................       149       184       364
  Principal payments on long-term debt..............................................       (61)       (7)      (30)
  Purchase of treasury shares.......................................................        --    (1,202)       --
                                                                                       -------    ------    ------
Net cash provided by (used for) financing activities................................     2,124    (1,025)      141
Effect of foreign currency exchange rates on cash and cash equivalents..............       (94)     (257)      (77)
                                                                                       -------    ------    ------
Net increase (decrease) in cash and cash equivalents during the year................       310       (94)       70
Cash and cash equivalents, beginning of year........................................     1,383     1,477     1,407
                                                                                       -------    ------    ------
Cash and cash equivalents, end of year..............................................   $ 1,693    $1,383    $1,477
                                                                                       -------    ------    ------
                                                                                       -------    ------    ------

          See accompanying notes to consolidated financial statements.
                    See supplementary information (Note 13).

                        SPECTRUM SIGNAL PROCESSING INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     The Company was incorporated under the laws of British Columbia and its principal business activities include the design, manufacture and marketing of digital signal processing systems for incorporation into high performance applications for original equipment manufacturers for commercial markets such as surveillance and wireless base stations, remote sensing, and multi-channel modems and for military and aerospace markets.

1. SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

  Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary 3L Limited. All material intercompany balances and transactions have been eliminated.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of property and equipment and other assets, and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

  Cash and cash equivalents

     Cash equivalents include short term deposits, which are all highly marketable securities with a maturity of three months or less when acquired. Short term deposits are valued at cost.

  Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value and consist of:

                                                                                          DECEMBER 31,
                                                                                        ----------------
                                                                                         1998      1997
                                                                                        ------    ------
Finished goods.......................................................................   $2,683    $2,185
Work in progress.....................................................................    1,132        --
Raw materials........................................................................    1,120     1,876
                                                                                        ------    ------
                                                                                        $4,935    $4,061
                                                                                        ------    ------
                                                                                        ------    ------

  Research and development costs

     Research and development costs are expensed as incurred. Software development costs related to software which will become an integral part of the Company's products are, after the establishment of technological feasibility, capitalized until the product is available for general release to customers. Annual amortization is the greater of the ratio of current product revenue to the total current and anticipated product revenue or the straight-line method over the remaining estimated economic life, generally three years. Amortization commences when

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

the product is available for general release to customers. Research and development costs and capitalized software and related development costs can be summarized as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                              --------------------------
                                                                               1998      1997      1996
                                                                              ------    ------    ------
Research and development expense
     Continuing operations.................................................   $4,374    $2,536    $2,130
     Discontinued operations...............................................       --       304       639
     Capitalized software and related development costs....................      477     1,393       631
                                                                              ------    ------    ------
                                                                              $4,851    $4,233    $3,400
                                                                              ------    ------    ------
                                                                              ------    ------    ------

  Property and equipment

     Property and equipment are initially recorded at cost. Amortization is subsequently provided on the following assets using the declining balance basis at the following annual rates:

Computer equipment.....................................................................    30%
Computer software......................................................................    20%
Furniture and fixtures.................................................................    20%
Laboratory equipment...................................................................    20%

     Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their estimated useful lives or the lease term.

  License

     The Company has the North American license to manufacture and distribute computer peripherals for digital signal processing systems designed by Loughborough Sound Images Ltd. The license was recorded at a nominal value of $1 and expired in July 1997. During 1997, the Company negotiated a non-exclusive extension of manufacturing rights to 2002 and distribution rights to January 17, 1999. Both the manufacturing and distribution rights may be extended under certain conditions.

  Employee stock plans

     The Company accounts for its employee stock option plans using the intrinsic value method.

  Translation of foreign currencies

     A majority of the Company's shareholders, customers, and industry analysts are located in the United States. Accordingly, effective January 1, 1998, the Company adopted the U.S. dollar as its reporting currency. Historical figures previously reported in Canadian dollars have been translated into U.S. dollars as follows: assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments.

     The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

currency denominated balances of the Company are measured in Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency have been remeasured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are measured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

     Financial statements of foreign operations for which the functional currency is the local currency are translated into Canadian dollars using the current rate at the balance sheet date. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments.

  Goodwill and other intangibles

     Goodwill and other intangibles are stated on the basis of cost, based on fair value at the acquisition date, less accumulated amortization. Amortization is recorded utilizing the straight-line method over the estimated lives of the respective assets, generally three to six years.

  Revenue recognition

     Revenue is recognized upon the later of shipment or when title passes to the customer. Revenue from product development contracts is recognized upon reaching certain development milestones which are generally correlated to the timing of payments.

  Warranty

     The Company generally provides a one year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

  Income taxes

     The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109"), which requires an asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The resulting changes in the net deferred tax asset or liability are included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

     The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the tax credits will be realized.

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Share issue costs

     The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

  Foreign currency hedging instruments

     The Company enters into future exchange contracts to hedge its foreign currency risks. Such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

     The Company currently uses future exchange contracts as hedges of firmly committed transactions. For these contracts, gains and losses are recognized as other income or expense in the current period, generally consistent with the period in which the gain or loss of the underlying transaction is recognized.

  Impairment of long-lived assets

     The Company monitors the recoverability of long-lived assets, based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

  Comparative figures

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

  Recent accounting pronouncements

     Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." FAS
No. 130 established standards for reporting and displaying comprehensive income and its components in the financial statements. The Company adopted FAS No. 130 for its fiscal year 1998.

     The FASB issued FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." FAS No. 131 established standards for the manner in which public companies report information about operating segments in annual and interim financial statements. The Company adopted FAS No. 131 for its fiscal year ended 1998.

     The FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 established standards relating to the recognition and disclosure of all aspects of derivative instruments and hedging activities. The Company is currently evaluating the impact of FAS No. 133. The Company will be required to implement FAS No. 133 for its fiscal year ended 2000.

     The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition." SOP 97-2 established standards relating to the recognition of all aspects of software revenue. SOP 97-2 required the Company to modify certain aspects of its revenue recognition policies. The adoption of SOP 97-2 did not have a material impact on the Company's consolidated results of operations. The Company implemented SOP 97-2 for its fiscal year 1998, on a prospective basis.

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires certain costs related to the development or purchase of internal-use software, including "upgrades and enhancements," to be capitalized an amortized over the estimated useful life of the software. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on the Company's consolidated results of operations.

2. ACQUISITION OF NET ASSETS OF ALEX COMPUTER SYSTEMS INC.

     On March 17, 1998 the Company acquired the majority of the operating assets and liabilities of Alex Computer Systems Inc, of Ithaca, New York. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

Cash...........................................................................................   $   10
Current assets.................................................................................    1,093
Property and equipment.........................................................................      229
Goodwill and other intangibles.................................................................    4,243
Acquired in-process research and development...................................................    2,640
Current liabilities............................................................................     (933)
Long-term liabilities..........................................................................     (141)
                                                                                                  ------
Acquisition cost...............................................................................   $7,141
                                                                                                  ------
                                                                                                  ------
Consideration
     772,626 common shares.....................................................................   $4,787
     110,375 warrants..........................................................................      140
     Cash......................................................................................      675
     Expenses on acquisition...................................................................    1,539
                                                                                                  ------
                                                                                                  $7,141
                                                                                                  ------
                                                                                                  ------

     Each Common Share issued pursuant to the acquisition agreement was valued at the average closing price of the Common Shares on the NASDAQ National Market during the 30 trading days prior to the date of the acquisition agreement.

     Acquired technology valued at $1,010 was acquired as part of the acquisition of the net assets of Alex Computer Systems ("Alex"). Acquired technology consisted of Alex's generation one product line, a two-year license for the use of the Alex name as well as Alex's product brand names, customer account lists, sales and distribution channels, technical development expertise, patents, copyrights and existing technical inventory. The Company has capitalized the value attributable to acquired technology in accordance with the provisions of FAS No. 2 "Accounting for Research and Development Costs." Amortization is recorded utilizing the straight-line method over the estimated useful lives of the respective assets, generally three to five years.

     Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. Acquired in-process research and development consisted of Alex's generation two research and development projects. Such generation two research and development projects did

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

2. ACQUISITION OF NET ASSETS OF ALEX COMPUTER SYSTEMS INC.--(CONTINUED)

not represent an improvement of nor redesign of its generation one products. In accordance with FAS No. 2 as interpreted by FASB interpretation No. 4, amounts assigned to acquired in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, a charge of $2,640 was recorded in conjunction with the purchase of the net assets of Alex Computer Systems based on managements' discounted cash flow valuation.

     The following unaudited pro-forma results of operations assume that the acquisition occurred as of the beginning of the respective periods presented. The pro-forma information given below does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented, and is not intended to be a projection of future results or trends.

                                                                                                  YEARS ENDED
                                                                                                  DECEMBER 31,
                                                                                               ------------------
                                                                                                1998       1997
                                                                                               -------    -------
                                                                                                  (UNAUDITED)
Revenue.....................................................................................   $27,033    $29,544
Earnings (loss) from continuing operations..................................................    (2,911)     2,650
Net earnings (loss).........................................................................    (2,911)     2,115
Earnings (loss) per share
     From continuing operations.............................................................   $ (0.30)   $  0.29
     Net....................................................................................   $ (0.30)   $  0.23

3. PROPERTY AND EQUIPMENT

                                                                                                 DECEMBER 31,
                                                                                               ------------------
                                                                                                1998       1997
                                                                                               -------    -------
     Computer equipment.....................................................................   $ 2,527    $ 2,103
     Computer software......................................................................     1,039        941
     Furniture and fixtures.................................................................       820        753
     Laboratory equipment...................................................................       619        503
     Leasehold improvements.................................................................       296        296
                                                                                               -------    -------
                                                                                                 5,301      4,596
     Less accumulated amortization..........................................................    (3,014)    (2,148)
                                                                                               -------    -------
     Net book value.........................................................................   $ 2,287    $ 2,448
                                                                                               -------    -------
                                                                                               -------    -------

4. OTHER ASSETS

                                                                                                 DECEMBER 31,
                                                                                               ------------------
                                                                                                1998       1997
                                                                                               -------    -------
     Software and related development costs, net of accumulated amortization
       of $876 (1997--$274).................................................................   $ 1,534    $ 1,823
     Goodwill and other intangibles, net of accumulated amortization of $554
       (1997--nil)..........................................................................     3,391         --
                                                                                               -------    -------
                                                                                               $ 4,925    $ 1,823
                                                                                               -------    -------
                                                                                               -------    -------

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

5. LONG-TERM DEBT AND BANK INDEBTEDNESS

     (a) Bank Indebtedness

     The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $5,000,000 (approximately US$3,300,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1/2%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

     (b) Long-term debt

                                                                                           DECEMBER 31,
                                                                                           ------------
                                                                                           1998    1997
                                                                                           ----    ----
Development loan

  The Company has received a loan from Lothian and Edinburgh Enterprise Limited ("LEEL")
     for the purpose of product development. There are no formal terms of repayment, and royalty payments are to be made to LEEL based on gross sales revenue of the particular product. If the Company does not meet all the terms of the loan it
     becomes repayable on demand........................................................   $ 75    $ 75
Capital lease

  The Company leases office equipment under a capital lease expiring August 1, 1999.
     Under the terms of the lease, the Company makes monthly installments of $8,
     including interest at 9.58%, with a final payment of $24 on August 1, 1999.........     80      --
                                                                                           ----    ----
                                                                                            155      75
Less: current portion...................................................................    (80)     --
                                                                                           ----    ----
                                                                                           $ 75    $ 75
                                                                                           ----    ----
                                                                                           ----    ----

     Minimum principal repayments over the term of the capital lease are as follows:

1999..................................................................................   $ 84
Less: amount representing interest....................................................     (4)
                                                                                         ----
                                                                                           80
Less: current portion.................................................................    (80)
                                                                                         ----
                                                                                         $ --
                                                                                         ----
                                                                                         ----

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

6. SHARE CAPITAL

     (a) Stock option plan

     The Company has reserved 2,650,000 common shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

     Options generally vest over three years in equal amounts at the anniversary date of the grant. Options generally have a five year term with ten years being the maximum.

                                                                             YEARS ENDED DECEMBER 31,
                                                ----------------------------------------------------------------------------------
                                                                1998                                      1997
                                                -------------------------------------  -------------------------------------------
                                                               WEIGHTED AVERAGE                             WEIGHTED AVERAGE
                                                NUMBER OF          EXERCISE               NUMBER OF             EXERCISE
                                                 SHARES              PRICE                 SHARES                 PRICE
                                                ---------  --------------------------  ---------------  --------------------------
                                                                  CDN          USD                        CDN            USD
Outstanding, beginning of year...............   1,657,288      $  6.63        $4.54       1,493,896      $  6.69        $4.58
Granted......................................     312,200         6.80         4.42         330,353         7.74         5.30
Exercised....................................     (36,931)        5.94         3.86         (42,381)        6.03         4.13
Canceled.....................................    (168,673)        7.29         4.74        (124,580)       10.22         6.99
                                                ---------      -------        -----       ---------      -------        -----
Outstanding, end of year.....................   1,763,884      $  6.62        $4.31       1,657,288      $  6.63        $4.54
                                                ---------      -------        -----       ---------      -------        -----
Exercisable, end of year.....................     975,197      $  5.69        $3.70         918,201      $  5.34        $3.66
Weighted-average fair value of options
  granted
  during the year............................                  $  4.42        $2.96                      $  2.89        $1.98


                                                                  1996
                                               -------------------------------------------
                                                                    WEIGHTED  AVERAGE
                                                  NUMBER OF            EXERCISE
                                                   SHARES               PRICE
                                               ---------------  --------------------------
                                                                CDN              USD
Outstanding, beginning of year...............     1,216,646      $  6.38        $4.37
Granted......................................       416,556        12.50         8.56
Exercised....................................       (79,709)        6.23         4.27
Canceled.....................................       (59,597)       11.72         8.03
                                                  ---------      -------        -----
Outstanding, end of year.....................     1,493,896      $  6.69        $4.58
                                                  ---------      -------        -----
Exercisable, end of year.....................       709,456      $  4.43        $3.03
Weighted-average fair value of options
  granted
  during the year............................                    $  6.26        $4.29

     Information regarding the stock options outstanding at December 31, 1998 is summarized below:

                                                           OPTIONS OUTSTANDING
                                      -------------------------------------------------------------
                                                      WEIGHTED
                                                      AVERAGE
                                                     REMAINING
                                        SHARES       CONTRACTUAL
     RANGE OF EXERCISE PRICES         OUTSTANDING       LIFE       WEIGHTED AVERAGE EXERCISE PRICE
-----------------------------------   -----------    ----------    --------------------------------
                                                                   CAD                    USD
$ 0.70-$ 4.87......................      391,697     2.76 years        $ 2.25            $ 1.46
$ 5.75-$ 9.90......................    1,371,731     4.41 years          7.84              5.10
$10.55-$14.75......................          123     2.50 years         14.75              9.59
$16.10-$16.10......................          333     2.42 years         16.10             10.47
                                       ---------     ----------        ------            ------
$ 0.70-$16.10......................    1,763,884     4.04 years        $ 6.60            $ 4.29

                                                  OPTIONS EXERCISABLE
                                     ---------------------------------------------
                                       SHARES
     RANGE OF EXERCISE PRICES        EXERCISABLE  WEIGHTED AVERAGE EXERCISE PRICE
-----------------------------------  ----------   --------------------------------
                                                  CAD                    USD
$ 0.70-$ 4.87......................    324,172        $ 1.84            $ 1.20
$ 5.75-$ 9.90......................    650,721          7.60              4.94
$10.55-$14.75......................         82         14.75              9.59
$16.10-$16.10......................        222         16.10             10.47
                                     ----------       ------            ------
$ 0.70-$16.10......................    975,197        $ 5.69            $ 3.70

     The options outstanding at December 31, 1998 expire between April 4, 1999 and June 10, 2008.

     The Company adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation", to account for grants under the Company's existing stock based compensation plans. All options are issued with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

6. SHARE CAPITAL--(CONTINUED)

value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

                                                                             YEARS ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                              1998       1997      1996
                                                                            --------    ------    ------
Net earnings (loss)--as reported.........................................   $ (2,908)   $1,005    $1,578
Net earnings (loss)--pro forma...........................................     (3,848)       86     1,003
Basic earnings (loss) per share--as reported.............................      (0.29)     0.11      0.17
Basic earnings (loss) per share--pro forma...............................      (0.39)     0.01      0.11
Diluted earnings (loss) per share--as reported...........................      (0.29)     0.10      0.16
Diluted earnings (loss) per share--pro forma.............................      (0.39)     0.01      0.10

     Pro forma amounts reflect options granted after 1994 and may not be representative of amounts in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                          YEARS ENDED DECEMBER 31,
                                                                    -------------------------------------
                                                                      1998          1997          1996
                                                                    ---------    ----------    ----------
Expected dividend yield..........................................          0%            0%            0%
Expected stock price volatility..................................         82%           27%           45%
Risk-free interest rate..........................................        5.5%          7.5%            8%
Expected life of options.........................................   4.7 years    4.5 years     4.5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     (b) Warrants

     As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at Cdn $9.06 (USD $5.89). The warrants expire on April 30, 2000. The fair value of the warrants was estimated to be Cdn $1.81 (USD $1.27) per warrant, using the Black-Scholes option-pricing model.

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

7. INCOME TAXES

     Earnings (loss) from continuing operations before provision of income taxes consisted of:

                                                                              YEARS ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                              1998       1997      1996
                                                                            --------    ------    ------
Canadian.................................................................   $ (1,796)   $2,462    $2,958
Foreign..................................................................     (1,901)      612      (785)
                                                                            --------    ------    ------
                                                                            $ (3,697)   $3,074    $2,173
                                                                            --------    ------    ------
                                                                            --------    ------    ------

     The provision for income taxes consisted of the following:

                                                                               YEARS ENDED DECEMBER 31,
                                                                              --------------------------
                                                                               1998      1997      1996
                                                                              ------    ------    ------
Current
  Canadian.................................................................   $   --    $   --    $   --
  Foreign..................................................................       88        --        --
                                                                              ------    ------    ------
  Total current............................................................       88        --        --
                                                                              ------    ------    ------
Deferred
  Canadian.................................................................     (444)    1,115       843
  Foreign..................................................................     (433)      419      (119)
                                                                              ------    ------    ------
  Total deferred...........................................................     (877)    1,534       724
                                                                              ------    ------    ------
Income tax provision.......................................................   $ (789)   $1,534    $  724
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% for each of the periods presented to earnings before income taxes and discontinued operations as shown in the following table:

                                                                              YEARS ENDED DECEMBER 31,
                                                                            ----------------------------
                                                                              1998       1997      1996
                                                                            --------    ------    ------
Combined Canadian federal and
  provincial income taxes at expected rate...............................   $ (1,686)   $1,406    $  990
Acquired in-process research and
  development, not tax deductible........................................        300       398        --
Permanent and other differences..........................................        111       (76)        4
Change in valuation allowance............................................        302      (194)     (270)
Foreign losses tax effected at lower rates                                        96        --        --
State taxes..............................................................         88        --        --
                                                                            --------    ------    ------
                                                                            $   (789)   $1,534    $  724
                                                                            --------    ------    ------
                                                                            --------    ------    ------

     As at December 31, 1998 the Company, for Canadian income tax purposes, has claimed investment tax credits of approximately $6,736 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2000 and 2008. The potential tax benefits that may arise from the utilization of $6,227 of these tax credits have not been recognized in these financial statements, because their realization is not considered more likely than not.

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

7. INCOME TAXES--(CONTINUED)

     The Company has losses for UK income tax purposes of approximately $445 which can be carried forward indefinitely to reduce future taxable income.

     The tax effect of the temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                                                            DECEMBER 31,
                                                                                    ----------------------------
                                                                                       1998            1997
                                                                                    ------------    ------------
Deferred tax assets
  Tax loss carry forwards........................................................     $    106        $     30
  Acquired technology and in-process research and
     development.................................................................          867              --
  Investment tax credits recoverable.............................................          213             229
  Share issue costs..............................................................          109              85
  Other                                                                                     50              25
                                                                                      --------        --------
  Total gross deferred tax assets................................................        1,345             369
  Less: valuation allowance......................................................         (539)           (237)
                                                                                      --------        --------
  Total deferred tax assets......................................................          806             132
                                                                                      --------        --------
Deferred tax liabilities
  Research and development expenses..............................................         (551)           (659)
  Tax depreciation in excess of accounting.......................................         (504)           (592)
  Investment tax credits.........................................................          (97)           (104)
                                                                                      --------        --------
  Total deferred tax liabilities.................................................       (1,152)         (1,355)
                                                                                      --------        --------
Net deferred tax liabilities.....................................................     $   (346)       $ (1,223)
                                                                                      --------        --------
                                                                                      --------        --------

8. EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted earnings per share.

     The following weighted average number of shares were used for the computation of earnings (loss) per share:

                                                                         YEARS ENDED DECEMBER 31,
                                                                    -----------------------------------
                                                                      1998         1997         1996
                                                                    ---------    ---------    ---------
Weighted average shares used in computation of
  basic earnings per share.......................................   9,860,218    9,234,926    9,194,558
Weighted average shares from assumed conversion
  of dilutive options............................................          --      372,994      587,733
                                                                    ---------    ---------    ---------
Weighted average shares used in computation of
  diluted earnings per share.....................................   9,860,218    9,607,920    9,782,291
                                                                    ---------    ---------    ---------
                                                                    ---------    ---------    ---------

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

9. COMMITMENTS

     The Company has entered into various operating lease agreements with remaining terms of up to five years, for office premises and equipment. As at December 31, 1998, the minimum lease payments in each of the next five years are approximately as follows:

1999.......................................................................   $  640
2000.......................................................................      742
2001.......................................................................      742
2002.......................................................................      712
2003.......................................................................      712
                                                                              ------
                                                                              $3,548
                                                                              ------
                                                                              ------

10. SEGMENTED INFORMATION

     In the opinion of management, the Company operates in the digital signal processing systems industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all assets and operations are in Canada. A summary of sales by region and by major customers is as follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                           1998       1997       1996
                                                                          -------    -------    -------
By Region
  United States........................................................   $21,821    $22,284    $15,690
  Canada and other.....................................................     4,179      3,923      4,373
                                                                          -------    -------    -------
Total Sales............................................................   $26,000    $26,207    $20,063
                                                                          -------    -------    -------
                                                                          -------    -------    -------
By Major Customer
  Customer A...........................................................   $ 6,251    $ 6,583    $ 6,284
  Customer B...........................................................        --      4,843        527
  Customer C...........................................................     2,098      1,827         --

11. DISCONTINUED OPERATIONS

     The Company adopted a plan during 1997 to discontinue the operation of its desktop Computer Telephony board business ("CTI"). The CTI division is in the business of developing boards which integrate telephone, fax, and modem functions into computers and selling them to OEMs and end users. The Company ceased operations in this business as of December 31, 1997. Accordingly, the results of operations have been disclosed separately from those of continuing operations for the years presented. The financial position of these discontinued operations was consolidated in accordance with generally accepted accounting principles.

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

11. DISCONTINUED OPERATIONS--(CONTINUED)

     The operating results of this business segment were as follows:

                                                                    YEARS ENDED DECEMBER 31,
                                                                   ---------------------------
                                                                    1998       1997      1996
                                                                   -------    ------    ------
Revenue.........................................................   $    --    $  517    $7,008
Gross margin....................................................        --       191     1,472
Expenses........................................................        --     1,066     1,279
Provision for taxes.............................................        --      (340)       64
                                                                   -------    ------    ------
Earnings (loss) from discontinued operations....................   $    --    $ (535)   $  129
                                                                   -------    ------    ------
                                                                   -------    ------    ------

     The net assets of discontinued operations are as follows:

                                                                                 DECEMBER 31,
                                                                                --------------
                                                                                 1998     1997
                                                                                ------    ----
Current assets...............................................................   $   --    $361
Current liabilities..........................................................       --      --
                                                                                ------    ----
                                                                                $   --    $361
                                                                                ------    ----
                                                                                ------    ----

12. FINANCIAL INSTRUMENTS

     a) Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

     b) Foreign exchange risk management

     The Company utilizes future exchange contracts to manage its exposure to fluctuations in foreign exchange rates which typically expire within three months. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability. At December 31, 1998, the Company had futures exchange contracts with a notional principal of $1,061 (December 31, 1997--$1,020) maturing March 16, 1999. At December 31, 1998 and December 31, 1997, deferred gains and losses on future exchange contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

     The fair values of future exchange contracts are evaluated by obtaining quotes from brokers. At December 31, 1998 and December 31, 1997 there were no carrying amounts related to future exchange contracts on the consolidated balance sheets. Future exchange contracts to sell $1,061 had an estimated fair value of $1,051 at December 31, 1998 compared to future exchange contracts to sell $1,020 with an estimated fair value of $980 at December 31, 1997.

     c) Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and

                        SPECTRUM SIGNAL PROCESSING INC.

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
                 EXCEPT SHARE AMOUNTS AND NUMBERS OF SHARES)

                  PREPARED IN ACCORDANCE WITH UNITED STATES
                  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

12. FINANCIAL INSTRUMENTS--(CONTINUED)

distributors of hardware and software products. The Company performs on-going credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

     A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of future exchange contracts.

13. SUPPLEMENTARY INFORMATION

                                                                                  YEARS ENDED DECEMBER
                                                                                           31,
                                                                                 -----------------------
                                                                                  1998      1997    1996
                                                                                 -------    ----    ----
Cash paid for
  Interest paid...............................................................   $   149    $  3    $  3
  Income taxes paid...........................................................        15      --      --
  Foreign exchange gains......................................................       287     323       5

Non-cash financing activities
  Issue of shares for acquisition of the net assets of
     Alex Computer Systems, net of share issue expenses.......................     4,787      --      --
  Issue of warrants for acquisition of the net assets of
     Alex Computer Systems....................................................       140      --      --
  Issue of shares for acquisition of
     3L Limited, net of share issue expenses..................................        --     934      --

14. UNCERTAINTY DUE TO THE YEAR 2000

     The Year 2000 Issues arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                          ALEX COMPUTER SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

Independent Auditors' Report...............................................................................   F-23

Balance Sheets.............................................................................................   F-24

Statements of Income and Retained Earnings.................................................................   F-25

Statements of Cash Flows...................................................................................   F-26

Notes to Financial Statements..............................................................................   F-27

                          INDEPENDENT AUDITORS' REPORT

Stockholders
Alex Computer Systems, Inc.
Ithaca, New York

We have audited the accompanying balance sheets of Alex Computer Systems, Inc., as of July 31, 1997 and 1996, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alex Computer Systems, Inc. as of July 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          CIASCHI, DIETERSHAGEN, LITTLE &
                                          MICKELSON, LLP

August 28, 1997
Ithaca, New York

                          ALEX COMPUTER SYSTEMS, INC.

                                 BALANCE SHEETS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                                    JULY 31,

                                                                                            1997          1996
                                                                                         ----------    ----------
                                        ASSETS
Current assets
  Cash and cash equivalents...........................................................   $   35,451    $   49,376
  Accounts receivable.................................................................    1,175,122       471,945
  Accounts receivable--shareholder....................................................      156,690         6,160
  Inventory...........................................................................      306,256       225,673
  Deposits paid--purchases............................................................       85,500        77,586
  Deferred marketing costs............................................................      105,350            --
  Deferred income tax benefit.........................................................      266,505       216,077
                                                                                         ----------    ----------
     Total current assets.............................................................    2,130,874     1,046,817
Property and equipment, at cost, less accumulated
  depreciation of $32,101 in 1997 and $53,626 in 1996.................................      266,406       158,472
Software development costs, less accumulated
  amortization of $296,868 in 1997 and $144,531 in 1996...............................      744,471       628,049
                                                                                         ----------    ----------
     Total assets.....................................................................   $3,141,751    $1,833,338
                                                                                         ----------    ----------
                                                                                         ----------    ----------
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................   $  404,124    $  392,131
  Accounts payable--shareholder.......................................................       80,871        60,858
  NY corporation tax payable..........................................................          602           349
  Deferred income tax liability--current portion......................................       90,342        62,710
  Line of credit......................................................................      629,318            --
  Lease payable--current portion......................................................       85,617            --
                                                                                         ----------    ----------
     Total current liabilities........................................................    1,290,874       516,048
Long-term liabilities:
  Deferred income tax liability--noncurrent portion...................................      271,026       188,132
  Lease payable--noncurrent portion...................................................      118,594            --
  Due to shareholder..................................................................      962,500       832,500
                                                                                         ----------    ----------
     Total liabilities................................................................    2,642,994     1,536,680
                                                                                         ----------    ----------
Stockholders' equity:
  Common stock, $1 par value per share; 1,500 shares
     authorized; 1,000 shares issued and outstanding..................................        1,000         1,000
  Paid in capital.....................................................................      254,000       254,000
  Retained earnings...................................................................      243,757        41,658
                                                                                         ----------    ----------
     Total stockholders' equity.......................................................      498,757       296,658
                                                                                         ----------    ----------
     Total liabilities & stockholders' equity.........................................   $3,141,751    $1,833,338
                                                                                         ----------    ----------
                                                                                         ----------    ----------

       See Independent Auditors' Report and Notes to Financial Statements

                          ALEX COMPUTER SYSTEMS, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                          FOR THE YEARS ENDED JULY 31,

                                                                                            1997          1996
                                                                                         ----------    ----------
Sales, net............................................................................   $2,991,677    $1,241,850
Cost of goods sold....................................................................    1,570,413       463,919
                                                                                         ----------    ----------
     Gross profit.....................................................................    1,421,264       777,931

Other income..........................................................................       44,036        68,580
                                                                                         ----------    ----------
     Total income.....................................................................    1,465,300       846,511
                                                                                         ----------    ----------
Expenses:
  Advertising.........................................................................       89,004        35,756
  Insurance...........................................................................       10,388         4,508
  Legal/accounting....................................................................       15,152         9,279
  Office expense......................................................................       38,759        35,705
  Wages...............................................................................      243,915       170,471
  Payroll taxes.......................................................................       21,538        13,278
  Health insurance....................................................................       47,687        33,210
  Commissions.........................................................................        4,357         1,471
  Consulting..........................................................................      187,191       144,171
  Postage and shipping................................................................        8,511         4,920
  Rent................................................................................       46,207        25,440
  Telephone...........................................................................       31,475        21,524
  Travel..............................................................................      106,964        75,957
  Food/entertainment..................................................................       23,750        12,916
  Exhibition costs....................................................................       25,162        20,345
  Printing............................................................................       27,592         9,075
  Miscellaneous.......................................................................        4,523         2,238
  Equipment lease.....................................................................        3,762         3,731
  Lease--sales tax....................................................................        4,059            --
  Interest expense....................................................................       27,650            --
  Bank charges........................................................................        9,299         5,000
  Depreciation........................................................................       44,273        43,967
  Amortization software development costs.............................................      181,319       102,494
                                                                                         ----------    ----------
     Total expenses...................................................................    1,202,537       775,456
                                                                                         ----------    ----------
     Income before provision for income tax...........................................      262,763        71,055

Provision for income tax..............................................................      (60,664)      (31,189)
                                                                                         ----------    ----------
     Net income.......................................................................      202,099        39,866

Retained earnings, beginning of year..................................................       41,658         1,792
                                                                                         ----------    ----------
Retained earnings, end of year........................................................   $  243,757    $   41,658
                                                                                         ----------    ----------
                                                                                         ----------    ----------

      See Independent Auditors' Report and Notes to Financial Statements.

                          ALEX COMPUTER SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                          FOR THE YEARS ENDED JULY 31,

                                                                                            1997          1996
                                                                                         -----------    ---------
Cash flows from operating activities:
  Net income..........................................................................   $   202,099    $  39,866
     Adjustments to reconcile net income to net cash (used) by operating activities:
       Depreciation...................................................................        44,273       43,967
       Amortization--software development costs.......................................       181,319      102,494
       Increase in deferred income tax benefit........................................       (50,428)    (135,999)
       Increase in deferred income tax liability......................................       110,526      166,839
       (Increase) decrease in:
          Accounts receivable.........................................................      (703,177)    (378,030)
          Accounts receivable--shareholder............................................      (150,530)      (6,160)
          Inventory...................................................................       (80,583)    (203,940)
          Deposits paid--purchases....................................................        (7,914)     (77,586)
          Deferred marketing costs....................................................      (105,350)          --
       Increase (decrease) in:
          Accounts payable............................................................        11,993      281,690
          Accounts payable--shareholder...............................................        20,013       40,744
          Accrued liabilities.........................................................            --       (1,355)
          New York State corporation tax payable......................................           253           --
                                                                                         -----------    ---------
       Cash used by operating activities..............................................      (527,506)    (127,470)
                                                                                         -----------    ---------

Cash flows from investing activities:
  Purchase of property and equipment..................................................       (36,278)    (164,122)
  Capitalization of software development costs........................................      (413,670)    (520,220)
                                                                                         -----------    ---------
          Net cash used by investing activities.......................................      (449,948)    (684,342)
                                                                                         -----------    ---------
Cash flows from financing activities:
  Proceeds from line of credit........................................................     1,851,179           --
  Repayment of line of credit.........................................................    (1,221,861)          --
  Proceeds from sale/leaseback........................................................       246,000           --
  Payment of lease....................................................................       (41,789)          --
  Advances from shareholder...........................................................       130,000      832,500
                                                                                         -----------    ---------
          Net cash provided by financing activities...................................       963,529      832,500
                                                                                         -----------    ---------
          Net (decrease) increase in cash and cash equivalents........................       (13,925)      20,688
Cash and cash equivalents, beginning of year..........................................        49,376       28,688
                                                                                         -----------    ---------
Cash and cash equivalents, end of year................................................   $    35,451    $  49,376
                                                                                         -----------    ---------
Supplemental disclosures:
  Income taxes paid...................................................................   $       349    $     349
                                                                                         -----------    ---------
  Interest paid.......................................................................   $    27,650    $      --
                                                                                         -----------    ---------
                                                                                         -----------    ---------

       See Independent Auditors' Report and Notes to Financial Statements

                          ALEX COMPUTER SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity

     Alex Computer Systems, Inc. (the Company) was incorporated on September 15, 1994 and is located in Ithaca, New York. The sole shareholder is the Canadian company, Alex Informatics, Inc. The Company designs and sells advanced, high performance parallel processing systems.

  Method of Accounting

     The Company uses the accrual method of accounting for both financial statement presentation and federal income tax purposes.

  Revenue Recognition

     Sales revenue is recognized when the product is shipped to the customer.

  Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Cash and Cash Equivalents

     For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturity of three months or less. Cost approximates fair market value for all cash and cash equivalents.

  Accounts Receivable

     Accounts receivable are recorded without provision for bad debts, which are expensed in the year in which the receivables are determined to be uncollectible. The amounts recorded at July 31, are considered by management to be fully collectible.

  Inventories

     Inventories are recorded at the lower of cost or net realizable value, with cost being determined by a manner which approximates the first-in, first-out method. Inventory consists primarily of assemblies and electronic components purchased for resale.

  Property and Equipment

     Property and equipment are carried at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation for both tax and financial statement purposes is provided using the modified accelerated cost recovery system. Software is amortized on a straight-line basis over 3 years.

     Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

                          ALEX COMPUTER SYSTEMS, INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Deferred Marketing Costs

     Deferred marketing costs represent costs incurred for signed contracts that will begin in 1997-1998 and extend 2-5 years. These costs will be amortized over 2 years for book purposes.

  Software Development Costs

     Software developments costs for each product are carried on the balance sheet at the lower of unamortized capital costs or its net realizable value. Direct costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility. Production costs that are to be used as an integral part of a product or process are charged to expense until both (a) technological feasibility has been established and (b) all research and development activities for the other components of the product or process have been completed. Capitalization of computer software costs is discontinued when the product is available for general release to customers.

     The realizability of these costs requires considerable judgement from management related to the estimated useful lives and anticipated future sales. Capitalized software costs are amortized on a product-by-product basis using the straight-line method over the remaining estimated economic life (5 years).

  Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences that arise from capitalizing and amortizing software development costs for financial statement purposes and expensing these costs for tax purposes. Deferred tax assets are also recognized for operating losses and the R&D tax credits that are available to offset future federal income taxes.

  Foreign Currency Translation

     The Company buys its products from foreign suppliers and sells its products to foreign customers. Foreign purchases and sales are translated at the rate of exchange in effect on the dates they occur.

2. PROPERTY AND EQUIPMENT

                                                                                              1997
                                                                              -------------------------------------
                                                                                          ACCUMULATED        BOOK
ASSET                                                                           COST      DEPRECIATION      VALUE
---------------------------------------------------------------------------   --------    -------------    --------
Furniture, fixtures and equipment..........................................   $ 52,507       $ 7,501       $ 45,006
Leased assets..............................................................    246,000        24,600        221,400
                                                                              --------       -------       --------
     Totals................................................................   $298,507       $32,101       $266,406
                                                                              --------       -------       --------
                                                                              --------       -------       --------

                                                                                              1996
                                                                              -------------------------------------
                                                                                          ACCUMULATED        BOOK
ASSET                                                                           COST      DEPRECIATION      VALUE
---------------------------------------------------------------------------   --------    -------------    --------
Furniture, fixtures and equipment..........................................   $ 90,495       $30,088       $ 60,407
Telephone system...........................................................      7,021         2,722          4,299
Demonstration equipment....................................................     23,461         9,371         14,090
Software technology........................................................     60,000         8,333         51,667
Research & development.....................................................     31,121         3,112         28,009
                                                                              --------       -------       --------
     Totals................................................................   $212,098       $53,626       $158,472
                                                                              --------       -------       --------
                                                                              --------       -------       --------

                          ALEX COMPUTER SYSTEMS, INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

2. PROPERTY AND EQUIPMENT--(CONTINUED)

     Depreciation expense for the years ended July 31, 1997 and 1996 amounted to $44,273 and $43,967, respectively.

3. SOFTWARE DEVELOPMENT COSTS

                                                                                             1997
                                                                            --------------------------------------
                                                                                                            BOOK
ASSET                                                                          COST       AMORTIZATION     VALUE
-------------------------------------------------------------------------   ----------    ------------    --------
Software development costs...............................................   $1,041,339      $296,868      $744,471
                                                                            ----------      --------      --------
                                                                            ----------      --------      --------


                                                                                             1996
                                                                            --------------------------------------
                                                                                          AMORTIZATION      BOOK
ASSET                                                                          COST       DEPRECIATION     VALUE
-------------------------------------------------------------------------   ----------    ------------    --------
Software development costs...............................................   $  772,580      $144,531      $628,049
                                                                            ----------      --------      --------
                                                                            ----------      --------      --------

     Software development costs capitalized for the years ended July 31, 1997 and 1996 amounted to $413,670 and $520,220, respectively. Amortization expense for the years ended July 31, 1997 and 1996 amounted to $181,319 and $102,494, respectively.

     On January 31, 1997 software development costs with a cost of $144,911, and accumulated amortization of $28,982, was reclassified to property and equipment--leased assets.

4. RELATED PARTY TRANSACTIONS

     The Company entered into the following related party transactions with its shareholder, Alex Informatics, Inc.:

                                                                           1997        1996
                                                                         --------    --------
Sales to shareholder for the years ended July 31,.....................   $160,530    $  6,160
Purchases from shareholder for the years ended July 31,...............     20,013      40,744
Trade receivables due from shareholder as of July 31,.................    156,690       6,160
Trade payables due from shareholder as of July 31,....................     80,871      60,858
Advances from shareholder for the years ended July 31,................    130,000     832,500
Advances due shareholder as of July 31,...............................    962,500     832,500

5. LEASE COMMITMENTS

     The Company leased office space on Prospect Street, Ithaca, New York, at a cost of $2,120 per month, through March 1, 1997.

     Effective March 1, 1997 the Company entered into a lease for office space at 950, Danby Road, Ithaca, New York, for a two year term, for $5,833 per month, expiring March 1, 1999.

     In addition, the Company leases a photocopier for $182 per month for 36 months expiring in November, 1997, and a postage machine for $387 per quarter for 63 months expiring in August, 1999.

     Future minimum lease payments are as follows:

1998...........................................................   $70,728
1999...........................................................    42,383
2000...........................................................       387

                          ALEX COMPUTER SYSTEMS, INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

6. DUE TO SHAREHOLDER

     As of July 31, 1997 and 1996, the Company was obligated to its shareholder for a non-interest bearing advance, payable upon demand in the amount of $962,500 and $832,500, respectively.

7. INCOME TAXES

     The provision for income tax consists of the following:

                                                                            1997       1996
                                                                           -------    -------
Taxes currently payable.................................................   $   566    $   349
Deferred income tax expense.............................................    60,098     30,840
                                                                           -------    -------
  Net provision for income tax..........................................   $60,664    $31,189
                                                                           -------    -------
                                                                           -------    -------

     As of July 31, 1997 and 1996, the Company had net operating loss carryforwards and research and development tax credits of $543,627 and $526,506 and $49,380 and $14,465, respectively.

8. DEFERRED INCOME TAXES

     Deferred income taxes represent the tax effects of timing differences between financial and taxable income that arise because certain transactions are included in taxable income in different years than in financial statement income. The sources of these differences and the tax effect of each are as follows:

                                                                           1997        1996
                                                                         --------    --------
Deferred tax asset:
  Tax benefit of loss carryforward....................................   $217,125    $201,612
  Tax benefit of research and development credit......................     49,380      14,465
                                                                         --------    --------
     Total deferred tax asset.........................................   $266,505    $216,077
                                                                         --------    --------
                                                                         --------    --------

Deferred tax liability:
  Difference between tax and book software development costs..........   $319,292    $250,842
  Deferred marketing costs............................................     42,076          --
                                                                         --------    --------
     Total deferred tax liability.....................................    361,368     250,842
     Less current portion.............................................     90,342      62,710
                                                                         --------    --------
     Noncurrent portion...............................................   $271,026    $188,132
                                                                         --------    --------
                                                                         --------    --------

9. CONCENTRATION OF CREDIT RISK

     The Company's cash funds are located in one financial institution. Deposits are federally insured up to $100,000. Deposits may exceed this amount throughout the year.

10. LINE OF CREDIT

     On August 14, 1996, the Company obtained a $1,500,000 revolving credit facility with Chittenden Bank for short-term working capital. Interest is payable monthly at the prime rate (as published daily in the Wall Street Journal) plus 1%. Advances under the line of credit are based on a formula of 80% of eligible accounts receivable, as defined in the loan agreement. The bank has first security interest in all accounts receivable, inventory, contract rights and general intangibles. The note is guaranteed by the shareholder. The agreement includes requirements for minimum operating ratios and prohibits substantial changes in management or ownership and payment of dividends without consent of the lender. As of July 31, 1997 and 1996, the balance of the line of credit was $629,318 and $nil, respectively.

                          ALEX COMPUTER SYSTEMS, INC.

                      (EXPRESSED IN UNITED STATES DOLLARS)
                             JULY 31, 1997 AND 1996

11. LEASE PAYABLE

     On January 31, 1997, the Company entered into a sales/leaseback agreement with Newcourt Financial USA, Inc. The Company sold $246,000 worth of office equipment at its book value and is leasing it back over 30 months. The agreement calls for 30 monthly installments of $8,457, including interest at 9.58% with a final payment of $24,600 on August 1, 1999. The balance of the lease as of July 31, was as follows:

                                                                           1997        1996
                                                                         --------    --------
                                                                         $204,211    $     --
Less current portion..................................................    (85,617)         --
                                                                         --------    --------
  Noncurrent portion..................................................   $118,594    $     --
                                                                         --------    --------
                                                                         --------    --------

     Future principal payment requirements are as follows:

1998.......................................   $85,617
1999.......................................    94,189
2000.......................................    24,405

                          ALEX COMPUTER SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)
                      SEVEN MONTHS ENDED FEBRUARY 28, 1998

                                                                                                              PAGE
                                                                                                              ----

Balance Sheet..............................................................................................   F-33

Statements of Earnings and Retained Earnings...............................................................   F-34

Statements of Cash Flows...................................................................................   F-35

Notes to Financial Statements..............................................................................   F-36

                          ALEX COMPUTER SYSTEMS, INC.

                                 BALANCE SHEET
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                                   FEBRUARY 28,
                                                                                                       1998
                                                                                                  -----------------
                                                                                                     (UNAUDITED)
                                            ASSETS

Current assets
  Cash and cash equivalents....................................................................      $    67,667
  Accounts receivable..........................................................................          699,667
  Accounts receivable--shareholder.............................................................          178,583
  Inventory....................................................................................          489,912
  Deposits paid--purchases.....................................................................           85,500
  Deferred marketing costs.....................................................................           64,380
  Deferred income tax benefit (Note 4).........................................................          153,802
                                                                                                     -----------
                                                                                                       1,739,511

Property and equipment, at cost, less accumulated depreciation (Note 2)........................          301,790

Software development costs, less accumulated depreciation (Note 3).............................          622,981
                                                                                                     -----------
                                                                                                     $ 2,664,282
                                                                                                     -----------
                                                                                                     -----------

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Cheques issued in excess of funds on deposit.................................................      $   241,183
  Accounts payable.............................................................................          308,262
  Accounts payable--shareholder................................................................           87,740
  Deferred income tax liability--current portion (Note 4)......................................           90,342
  Line of credit (Note 5)......................................................................          184,933
  Lease payable--current portion (Note 6)......................................................           91,238
  Due to shareholder (Note 7)..................................................................          795,500
                                                                                                     -----------
                                                                                                       1,799,198
Long-term liabilities
  Deferred income tax liability--non-current portion (Note 4)..................................          202,932
  Lease payable--non-current portion (Note 6)..................................................           56,807
                                                                                                     -----------
  Total liabilities............................................................................      $ 2,058,937
                                                                                                     -----------

Stockholders' equity
  Common stock, $1 par value per share, 1,500 shares authorized;
     1,000 shares issued and outstanding.......................................................            1,000
  Paid-in capital..............................................................................          254,000
  Retained earnings............................................................................          350,345
                                                                                                     -----------
                                                                                                         605,345
                                                                                                     -----------
Commitments (Note 8)                                                                                 $ 2,664,282
                                                                                                     -----------
                                                                                                     -----------

                See accompanying notes to financial statements.

                          ALEX COMPUTER SYSTEMS, INC.

                  STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                                    SEVEN MONTHS ENDED
                                                                                                       FEBRUARY 28,
                                                                                         ----------------------------------------
                                                                                              1997                  1998
                                                                                         ------------------    ------------------
                                                                                                       (UNAUDITED)
Sales, net............................................................................       $1,575,308            $1,990,875
Cost of goods sold....................................................................          879,954               868,618
                                                                                             ----------            ----------
Gross profit..........................................................................          695,354             1,122,257
Other income..........................................................................              208                 3,743
                                                                                             ----------            ----------
                                                                                                695,562             1,126,000
Expenses
  Advertising.........................................................................           58,519                57,353
  Insurance...........................................................................            3,790                12,023
  Legal and accounting................................................................           11,382                11,023
  Office expense......................................................................           25,227                10,945
  Wages...............................................................................          202,170               261,832
  Payroll taxes.......................................................................           92,471                30,761
  Health insurance....................................................................           24,055                20,009
  Commissions.........................................................................            4,358                 3,880
  Research and development............................................................          243,739               197,928
  Postage and shipping................................................................            3,892                 1,697
  Rent................................................................................           19,933                41,863
  Telephone...........................................................................           19,112                15,346
  Travel..............................................................................           79,631                59,149
  Food and entertainment..............................................................           14,296                11,717
  Exhibition costs....................................................................           12,137                13,932
  Printing............................................................................           19,935                 5,418
  Miscellaneous.......................................................................            4,000                   362
  Equipment lease.....................................................................            2,047                 3,257
  Lease--sales tax....................................................................               --                 5,413
  Interest expense....................................................................            8,458                11,492
  Bank charges........................................................................           11,205                30,843
  Depreciation........................................................................           25,826                47,070
  Amortization software development costs.............................................          105,769               121,490
                                                                                             ----------            ----------
                                                                                                991,952               974,803
                                                                                             ----------            ----------
Earnings (loss) before income taxes...................................................         (296,390)              151,197
Deferred income taxes.................................................................          (35,387)               44,609
                                                                                             ----------            ----------
Net earnings (loss)...................................................................         (261,003)              106,588
Retained earnings, beginning of period................................................           41,658               243,757
                                                                                             ----------            ----------
Retained earnings (deficit), end of period............................................       $ (219,345)           $  350,345
                                                                                             ----------            ----------
                                                                                             ----------            ----------

                See accompanying notes to financial statements.

                          ALEX COMPUTER SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                                                                      SEVEN MONTHS ENDED
                                                                                                         FEBRUARY 28,
                                                                                           ----------------------------------------
                                                                                                1997                  1998
                                                                                           ------------------    ------------------
                                                                                                         (UNAUDITED)
Cash flow from operating activities
  Net earnings (loss)...................................................................       $ (261,003)           $  106,588
  Adjustments to reconcile net earnings (loss) to net cash provided by (used in)
     operating activities
     Depreciation.......................................................................           25,826                47,070
     Amortization--software development costs...........................................          105,769               121,490
     Reduction in deferred income tax benefit...........................................           49,867               112,703
     Reduction in deferred income tax liability.........................................          (35,387)              (68,094)
     (Increase) decrease in
       Accounts receivable..............................................................         (389,014)              475,455
       Accounts receivable--shareholder.................................................            6,160               (21,893)
       Inventory........................................................................          (28,496)             (183,656)
       Deposits paid....................................................................           32,086
       Deferred marketing costs.........................................................               --                40,970
     Increase (decrease) in
       Accounts payable.................................................................          (66,950)              (95,862)
       Accounts payable--shareholder....................................................          (60,858)                6,869
       New York State corporation tax payable...........................................             (314)                 (602)
                                                                                               ----------            ----------
Cash provided by (used in) operating activities.........................................         (622,314)              541,038
                                                                                               ----------            ----------
Financing
  Increase (decrease) in bank indebtedness..............................................          240,389              (203,202)
  Increase (decrease) in lease payable..................................................          246,000               (56,166)
  Increase (decrease) in shareholder advances...........................................          130,000              (167,000)
                                                                                               ----------            ----------
Cash provided by (used in) financing activities.........................................          616,389              (426,368)
                                                                                               ----------            ----------
Investments
  Purchase of property and equipment....................................................          (12,574)              (82,454)
                                                                                               ----------            ----------
Cash used in investing activities.......................................................          (12,574)              (82,454)
                                                                                               ----------            ----------
(Decrease) increase in cash and cash equivalents........................................          (18,499)               32,216
Cash and cash equivalents, beginning of period..........................................           49,376                35,451
                                                                                               ----------            ----------
Cash and cash equivalents, end of period................................................       $   30,877            $   67,667
                                                                                               ----------            ----------
                                                                                               ----------            ----------
Supplemental disclosures
Income taxes paid.......................................................................       $      314            $      602
                                                                                               ----------            ----------
                                                                                               ----------            ----------
Interest paid...........................................................................       $    8,458            $   11,492
                                                                                               ----------            ----------
                                                                                               ----------            ----------

                See accompanying notes to financial statements.

                          ALEX COMPUTER SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (UNAUDITED)

                      SEVEN MONTHS ENDED FEBRUARY 28, 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

  (a) Business activity

     Alex Computer Systems, Inc. (the "Company") was incorporated on
September 15, 1994 and is located in Ithaca, New York. The sole shareholder as at February 28, 1998 is a Canadian company, Alex Informatics, Inc. The Company designs and sells advanced, high performance parallel processing systems.

  (b) Method of accounting

     The Company uses the accrual method of accounting for both financial statement presentation and federal income tax purposes.

  (c) Revenue recognition

     Sales revenue is recognized when the product is shipped to the customer.

  (d) Use of estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  (e) Cash and cash equivalents

     For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturity of three months or less. Cost approximates fair market value for all cash and cash equivalents.

  (f) Accounts receivable

     Accounts receivable are recorded without provision for bad debts, which are expensed in the year in which the receivables are determined to be uncollectible. The amounts recorded at February 28, are considered by management to be fully collectible.

  (g) Inventories

     Inventories are recorded at the lower of cost or net realizable value, with cost being determined by a manner which approximates the first-in, first-out method. Inventory consists primarily of assemblies and electronic components purchased for resale.

  (h) Property and equipment

     Property and equipment are carried at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation for both tax and financial statement purposes is provided using the modified accelerated cost recovery system. Software is amortized on a straight-line basis over three years.

                          ALEX COMPUTER SYSTEMS, INC.

                                  (UNAUDITED)

                      SEVEN MONTHS ENDED FEBRUARY 28, 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  (h) Property and equipment, continued

     Expenditures of major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

  (i) Deferred marketing costs

     Deferred marketing costs represent costs incurred for signed contracts that will begin in 1997-1998 and extend two to five years. These costs will be amortized over two years for book purposes.

  (j) Software development costs

     Software development costs for each product are carried on the balance sheet at the lower of unamortized capital costs or its net realizable value. Direct costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Those costs include coding and testing performed subsequent to establishing technological feasibility. Production costs that are to be used as an integral part of a product or process are charged to expense until both (a) technological feasibility has been established and (b) all research and development activities for the other components of the product or process have been completed. Capitalization of computer software costs is discontinued when the product is available for general release to customers.

     The realizability of these costs requires considerable judgement from management related to the estimated useful lives and anticipated future sales. Capitalized software costs are amortized on a product-by-product basis using the straight-line method over the remaining estimated economic life (five years).

  (k) Foreign currency translation

     The Company buys its products from foreign suppliers and sells its products to foreign customers. Foreign purchases and sales are translated at the rate of exchange in effect on the dates they occur.

2. PROPERTY AND EQUIPMENT

                                                                             1998
                                                                          ----------
Furniture, fixtures and equipment.......................................  $   91,679
Research and development equipment......................................      43,282
Leased assets...........................................................     246,000
                                                                          ----------
                                                                             380,961
Less: accumulated depreciation..........................................     (79,171)
                                                                          ----------
Net book value..........................................................  $  301,790
                                                                          ----------
                                                                          ----------

3. SOFTWARE DEVELOPMENT COSTS

                                                                                                  1998
                                                                                 ACCUMULATED    NET BOOK
                                                                      COST       DEPRECIATION    VALUE
                                                                  ------------   -----------    --------
Software development costs......................................  $  1,041,339    $(418,358)    $622,981
                                                                  ------------    ---------     --------
                                                                  ------------    ---------     --------

                          ALEX COMPUTER SYSTEMS, INC.

                                  (UNAUDITED)

                      SEVEN MONTHS ENDED FEBRUARY 28, 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)

3. SOFTWARE DEVELOPMENT COSTS--(CONTINUED)

     Software development costs capitalized for the seven months ended February 28, 1998 amounted to $Nil. Amortization expense for the seven months ended February 28, 1998 amounted to $121,490.

4. DEFERRED INCOME TAXES

     Deferred income taxes represent the tax effects of timing differences between financial and taxable income that arise because certain transactions are included in taxable income in different years than in financial statement income. The sources of these differences and the tax effect of each are as follows:

                                                                                                 1998
                                                                                              ----------
Deferred income tax asset
  Tax benefit of loss carryforward..........................................................  $  104,422
  Tax benefit of research and development credit............................................      49,380
                                                                                              ----------
Total deferred income tax asset.............................................................  $  153,802
                                                                                              ----------
                                                                                              ----------
Deferred income tax liability
  Difference between tax and book software development costs................................  $  267,187
  Deferred marketing costs..................................................................      26,087
                                                                                              ----------
Total deferred income tax liability.........................................................     293,274
Less current portion........................................................................     (90,342)
                                                                                              ----------
Non-current portion.........................................................................  $  202,932
                                                                                              ----------
                                                                                              ----------

5. LINE OF CREDIT

     On August 14, 1996, the Company obtained a $1,500,000 revolving credit facility with Chittenden Bank for short-term working capital. Interest is payable monthly at the prime rate (as published daily in the Wall Street Journal) plus 1%. Advances under the line of credit are based on a formula of 80% of eligible accounts receivable, as defined in the loan agreement. The bank has first security interest in all accounts receivable, inventory, contract rights and general intangibles. The note is guaranteed by the shareholder. The agreement includes requirements for minimum operating ratios and prohibits substantial changes in management or ownership and payment of dividends without consent of the lender. As of February 28, 1998, the balance of the line of credit was $184,933.

6. LEASE PAYABLE

     On January 31, 1997, the Company entered into a sales/leaseback agreement with Newcourt Financial USA, Inc. The Company sold $246,000 worth of office equipment at its book value and is leasing it back over 30 months. The agreement calls for 30 monthly instalments of $8,457, including interest at 9.58% with a final payment of $24,600 on August 1, 1999. The balance of the lease as of February 28, was as follows:

                                                                             1998
                                                                          ----------
Lease payable...........................................................  $  148,045
Less current portion....................................................     (91,238)
                                                                          ----------
Non-current portion.....................................................  $   56,807
                                                                          ----------
                                                                          ----------

                          ALEX COMPUTER SYSTEMS, INC.

                                  (UNAUDITED)

                      SEVEN MONTHS ENDED FEBRUARY 28, 1998
                      (EXPRESSED IN UNITED STATES DOLLARS)

6. LEASE PAYABLE--(CONTINUED)

     Future principal payment requirements are as follows:

1998.....................................................................  $  91,238
1999.....................................................................     56,807

7. DUE TO SHAREHOLDER

     As of February 28, 1998, the Company was obligated to its shareholder for a non-interest bearing advance, payable upon demand in the amount of $795,500.

8. COMMITMENTS

     Effective March 1, 1997, the Company entered into a lease for office space at 950 Danby Road, Ithaca, New York, for a two-year-term, for $5,833 per month, expiring March 1, 1999.

     In addition, the Company leases a postage machine for $387 per quarter for 63 months expiring in August, 1999.

     Future minimum lease payments are as follows:

1998....................................................................  $  175,000
1999....................................................................      86,000

9. CONCENTRATION OF CREDIT RISK

     The Company's cash funds are located in one financial institution. Deposits are federally insured up to $100,000. Deposits may exceed this amount throughout the year.

                        SPECTRUM SIGNAL PROCESSING INC.

              INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             -----
CONSOLIDATED FINANCIAL STATEMENTS
Pro Forma Consolidated Statements of Operations...........................................................    F-41
Notes to Pro Forma Consolidated Financial Statements......................................................    F-42

                        SPECTRUM SIGNAL PROCESSING INC.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                  YEAR ENDED DECEMBER 31, 1997
                                          --------------------------------------------
                                                     ALEX
                                                    COMPUTER
                                                    SYSTEMS
                                          COMPANY    INC.      ADJUSTMENTS   PRO FORMA
                                          -------   --------   -----------   ---------
                                                                (NOTE 2)
Sales...................................  $26,207    $3,293      $    --      $29,500
Cost of sales...........................  11,180      1,540                    12,720
                                                                      --
                                          -------    ------      -------      -------
                                          15,027      1,753           --       16,780

Expenses
  Administrative........................   3,146        228           --        3,374
  Sales and marketing...................   4,769        462           --        5,231
  Amortization..........................     644        246           --          890
  Acquired in-process research and
     development charge.................     872         --           --          872
  Research and development..............   2,536        177           --        2,713
                                          -------    ------      -------      -------
                                          11,967      1,113           --       13,080
                                          -------    ------      -------      -------
Earnings (loss) from operations.........   3,060        640           --        3,700
Other revenue (expense)
  Interest and bank charges.............       2        (61)          --          (59)
  Other income (expense)................      12         44           --           56
                                          -------    ------      -------      -------
                                              14        (17)          --           (3)
                                          -------    ------      -------      -------
Earnings (loss) before income taxes and
  discontinued operations...............   3,074        623           --        3,697
Income taxes (recovery).................   1,534        156                     1,690
                                          -------    ------      -------      -------
Earnings (loss) from continuing
  operations............................  $1,540     $  467      $    --      $ 2,007
                                          -------    ------                   -------
                                          -------    ------      -------      -------
                                                                 -------
Earnings (loss) per share (note 3)
  Basic
     From continuing operations.........                                      $  0.20
  Diluted
     From continuing operations.........                                         0.19

                                                   YEAR ENDED DECEMBER 31, 1998
                                        --------------------------------------------------
                                                       ALEX
                                                     COMPUTER
                                                      SYSTEMS
                                          COMPANY      INC.        ADJUSTMENTS   PRO FORMA
                                        -----------  -----------   -----------   ---------
                                                     (NOTE 1(B))    (NOTE 2)
Sales...................................$   26,000     $ 1,001       $    --      $27,001
Cost of sales...........................    10,607         432                     11,039
                                                                          --
                                        -----------    -------       -------      -------
                                            15,393         569            --       15,962
Expenses
  Administrative........................     3,417          17            --        3,434
  Sales and marketing...................     7,204         223            --        7,427
  Amortization..........................     1,299          78            --        1,377
  Acquired in-process research and
     development charge.................     2,640          --        (2,640)(a)       --
  Research and development..............     4,374          72            --        4,446
                                        -----------    -------       -------      -------
                                            18,934         390        (2,640)      16,684
                                        -----------    -------       -------      -------
Earnings (loss) from operations.........    (3,541)        179         2,640         (722)
Other revenue (expense)
  Interest and bank charges.............      (149)        (13)           --         (162)
  Other income (expense)................        (7)          4            --           (3)
                                        -----------    -------       -------      -------
                                              (156)         (9)           --         (165)
                                        -----------    -------       -------      -------
Earnings (loss) before income taxes and
  discontinued operations...............    (3,697)        170         2,640         (887)
Income taxes (recovery).................      (789)         52           399 (b)     (338)
                                        -----------    -------       -------      -------
Earnings (loss) from continuing
  operations............................$   (2,908)    $   118       $ 2,241      $  (549)
                                        -----------    -------       -------      -------
                                        -----------    -------       -------      -------

Earnings (loss) per share (note 3)
  Basic
     From continuing operations.........                                          $ (0.05)
  Diluted
     From continuing operations.........                                               --

     See accompanying notes to pro forma consolidated financial statements.

                        SPECTRUM SIGNAL PROCESSING INC.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                     YEARS ENDED DECEMBER 31, 1997 AND 1998
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT NUMBER OF SHARES)

1. BASIS OF PRESENTATION

     The pro forma consolidated financial statements of Spectrum Signal Processing Inc. (the "Company") reflect, on an unaudited basis, the consolidated results of the Company's operations from continuing operations as if the acquisition of certain intellectual property and tangible assets and assumption of certain liabilities of Alex Computer Systems, Inc. ("Alex") had taken place at January 1, 1997, after giving effect to the adjustments described in note 2. These pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have been attained had the acquisition taken place at the beginning of the periods presented and do not purport to be indicative of the effects that may be expected to occur in the future.

     The pro forma consolidated financial statements have been compiled from financial information in the:

          (a) audited consolidated financial statements of the Company for the years ended December 31, 1997 and 1998;

          (b) the unaudited financial statements of Alex for the year ended December 31, 1997, and for the period January 1, 1998 to March 17, 1998, the date of acquisition; and

          (c) the additional information set out in note 2.

     The pro forma consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. The pro forma consolidated statements of earnings (loss) exclude non-recurring charges or credits directly attributable to the transactions set out herein.

2. PRO FORMA STATEMENTS OF EARNINGS (LOSS) ADJUSTMENTS

     The pro forma consolidated statements of earnings (loss) give effect to the following:

          (a) to eliminate the acquired in-process research and development charge that is a direct result of the acquisition.

          (b) to adjust income taxes to reflect the effective rates.

3. EARNINGS (LOSS) PER SHARE

     The weighted average number of shares outstanding equals the weighted average shares outstanding as set out in the consolidated financial statements of the Company, adjusted to give pro forma effect to the issuance of 772,626 common shares on the acquisition of Alex. Per share information is presented as if the common shares issued were issued at the beginning of the periods presented.

     Earnings (loss) per share is calculated based on the following weighted average number of shares:

                                                                 YEAR ENDED        YEAR ENDED
                                                                 DECEMBER 31,      DECEMBER 31,
                                                                    1997              1998
                                                                 ------------      ------------
Basic.........................................................    10,007,552        10,018,977
Diluted.......................................................    10,380,546                --

         (b)  Exhibits

         All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

2.1      --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited.
3.1      --       Certificate of Incorporation (incorporated by reference to the Company's Report on
                  Form 20-FR filed on February 26, 1992).
3.2      --       Articles of the Company (incorporated by reference to the Company's Report on
                  Form 20-FR filed on February 26, 1992)).
4        --       Specimen Share Certificate (incorporated by reference to the Company's Registration
                  Statement on Form F-1 (No. 333-4820)).
10.1     --       License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd.
                  and the Company (incorporated by reference to the Company's Report on Form
                  20-FR filed on February 26, 1992).
10.2     --       Distribution and Manufacturing Agreement, dated January 17, 1997, between
                  Loughborough Sound Images PLC and the Company (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1997).*
10.3     --       Stock Option Plan (incorporated by reference to the Company's Registration
                  Statement on Form F-1 (No. 333-4820).
10.4     --       Lease agreement, as amended, between KAB Properties Inc. and the Company
                  (incorporated by reference to the Company's Registration Statement on Form F-1
                  (No. 333-4820)).
10.5     --       General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated January 31, 1995 executed by the Company
                  (incorporated by reference to the Company's Registration Statement on Form F-1
                  (No. 333-4820)).
10.6     --       Lending Agreement dated March 12, 1991, as amended, between the Bank of
                  Montreal and the Company; Commitment Letter dated January 4, 1995 between the
                  Company and the Bank of Montreal (incorporated by reference to the Company's
                  Registration Statement on Form F-1 (No. 333-4820)).
10.7     --       Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1998).
10.8     --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company's
                  Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).
10.9     --       Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex
                  Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the
                  Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-
                  58115)).
10.10    --       Registration Agreement, dated April 30, 1998, among the Company and Alex
                  Computer Systems, Inc. (incorporated by reference to the Company's Registration
                  Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).

10.11    --       Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to
                  Andrew Talbot (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).
10.12    --       Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to
                  Alex Computer Systems, Inc. (incorporated by reference to the Company's
                  Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).
10.13    --       Agreement, dated March 31, 1999, between the Company and Technology
                  Partnerships Canada (incorporated by reference to the Company's Amendment No.4 to its Registration Statement on Form F-3 (No. 333-58115)).
27       --       Financial Data Schedule (incorporated by reference to the Company's Amendment
                  No.3 to its Registration Statement on Form F-3 (No. 333-58115))

* Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on June 28, 1999.

                                       SPECTRUM SIGNAL PROCESSING INC.


                                       By: /s/ Martin McConnell
                                          ----------------------------------
                                               Martin McConnell
                                              Vice President and
                                            Chief Financial Officer