Form 20-F
period 1999-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2000-06-30
CIK 884455

(Mark One)
[  ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                  OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

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

                     2700 Production Way, Suite 200 Burnaby,
                  British Columbia, Canada V5A 4X1 (Address of
                          principal executive offices)

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

As of December 31, 1999, the Registrant had outstanding 10,161,904 common shares, without par value (the "Common Shares").

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

Indicate by check mark which financial statement item the Registrant has elected
to follow.  Item 17       Item 18  X
                    ---           ---

         All monetary references throughout this Annual Report are expressed in United States dollars ("$"), except where indicated as Canadian dollars ("Cdn$"). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

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

         The Company hereby incorporates by reference the contents of this Report on Form 20-F into its registration statement on Form F-3 (File No. 333-58115)

                                     PART I

Item 1. BUSINESS.

         Spectrum designs, develops and markets a broad range of Digital Signal Processing ("DSP") based hardware and software solutions for the telecommunications, sensor systems and signal intelligence markets. Commercial off-the-shelf DSP solutions currently offered by the Company are used in a wide range of applications, including radio surveillance, communications infrastructure equipment, industrial controls, and defense radar and sonar applications. The Company's solutions incorporate proprietary and licensed DSP software, hardware and application specific integrated circuits ("ASICs") integrated with manufacturers' programmable DSP microprocessors..

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

         Although the theoretical foundation of DSP technology has existed for many years, broad applications for DSP technology did not exist until high-speed microprocessors became available at a reasonable cost. The foundation of a DSP system is the DSP microprocessor, or chip, first introduced in the early 1980s by a number of semiconductor companies, including AT&T, Texas Instruments and Motorola. Initial advances in DSP technology using DSP chips took place in military and commercial applications where high performance and speed were of paramount importance and cost was a secondary consideration. In the mid-1980s, very large scale integration ("VLSI") design and manufacturing processes developed for central processing units ("CPUs") and memories were applied to general purpose DSP chips, driving down costs and increasing performance exponentially. These trends, combined with the superior processing capabilities of DSP, have led to rapid growth in DSP applications.

         DSP technologies which enable sophisticated processing of images and voice are rapidly becoming commonplace. DSP chips have been behind major advances in data transmission speeds, which have dramatically reduced the cost of wireless communications (including cellular communications), and emerging voice, audio and image manipulation technologies.

Products

         DSP Systems. The Company's DSP product line ranges from development, off-the-shelf and customer boards, to a broad range of DSP software and ASICs capabilities and products. The Company currently offers DSP boards and hardware modules based on a variety of floating and fixed-point programmable DSP microprocessors. The Company also develops ASICs designed specifically to increase the performance of its products. On the software side, the Company also provides operating system software, software algorithms and libraries, and debugging tools. The Company's broad line of DSP microprocessors (developed by Texas Instruments and Analog Devices), hardware interfaces, modular product architectures, ASIC capabilities and software development tools allow customers to tailor the Company's products to a wide variety of applications.

         The prices for the over 100 products currently offered by the Company generally range from $1,000 to $20,000 per board for standard products, including the Company's catalog product offerings; to up to $30,000 for the Company's customized DSP boards.

         A complete DSP system involves a number of hardware and software components that are integrated onto a single DSP board. At the core, all solutions start with a DSP chipset. A chipset consists of one or more DSP microprocessors as well as other chips such as ASIC, memory and audio chips. The chipset, along with numerous other components, is mounted on a circuit board, which is then installed in a computer system. In addition to this specialized hardware, these boards require specialized software to provide instructions for specific applications. The software typically includes DSP algorithms, DSP operating system software and host software. Other than the DSP microprocessor, the Company has the capability to design and develop DSP hardware and software for each DSP system.

         Software. In June 1997, the Company acquired a Scotland-based software company, 3L Limited, in order to provide more complete DSP software solutions to its customers. 3L Limited specialized in real-time operating systems specifically for applications requiring multiple DSPs. The Company divested itself of the assets related to 3L Limited, including acquired in-process research and development, in a transaction which became effective April 30, 2000. The Company retains a license to, and may continue to sell, the software provided by 3L.

         In March 1998, The Company acquired the net assets of Alex Computer Systems, Inc. ("Alex Computer"), a company with strong DSP software and hardware solutions based on Analog Devices' SHARC-based processors. The acquisition enabled the Company to provide system level SHARC-based solutions.

Markets

         The Company historically has targeted the general purpose DSP marketplace. Effective January 1, 2000, the Company began implementing a new strategic plan targeted at the telecommunications, sensor systems and signal intelligence markets.

         Telecommunications. The Company's telecommunications business unit is developing advanced technologies and products to enable the convergence of telecommunications networks. The Company's products are being developed to perform the core voice-over-packet processing in voice gateways, enabling such applications such as packet-based voice network backbones, voice over Internet Protocol, voice over broadband access, Internet Protocol-based PBXs, and high-density echo cancellation. The Company's telecommunications products are targeted to be complete DSP solutions, including board-level hardware, software and DSP firmware. The Company focuses on offering a fast time to market advantage to telecommunications original equipment manufacturers. Historically, the Company's customers in this market have included Motorola and Level 3 Communications.

         Sensor Systems. Applications for the military and the aerospace market generally attract the newest, most sophisticated DSP system solutions. The market is driven by a demand for sophisticated commercial, as opposed to custom, off-the-shelf DSP hardware solutions supported by software development tools from reliable, quality DSP system suppliers. This market is characterized by rapid product cycle updates, which usually requires new hardware, and increases development and integration costs and schedules, in turn often requiring improved software tools. The Company's customers in this market include Boeing, Northrop Grumman and the U.S. Department of Defense.

         Signal Intelligence. The Company's signal intelligence business unit focuses on two complementary facets of the signal intelligence market - commercial and military. The commercial group provides DSP solutions for wireless transceiver applications and is developing DSP solutions for cellular base stations, smart antennae, beam forming applications and satellite modems. The Company's products enable its customers to increase channel density, optimize signal collection and adaptively compensate for cable losses and poor signal reception. The military group develops hardware and software for military applications including electronic countermeasures, surveillance and encryption. This group develops sophisticated signal collection solutions including receivers that can scan and collect specific signals from thousands in the radio frequency ("RF") spectrum including cellular telephone, microwave, ship-to-shore, and military transmissions. This group also develops signal processing equipment that is used to evaluate the characteristics of collected signals and select those signals likely to contain relevant information. While overall defense spending has decreased over recent years, the combination of continued government spending on cost-effective technological-based solutions and the mandated use of commercial-off-the-shelf products generally has countered in part this overall trend with respect to DSP equipment sales. The Company's customers in this market include Hewlett-Packard, General Dynamics, and the U.S. Department of Defense.

Customers

         The Company historically has supplied DSP system solutions to a broad base of customers representing a range of industries and applications. In 1999, the Company conducted business with over 250 customers. The Company's two largest customers together accounted for approximately 32% and 53% of the Company's sales in 1998 and 1999, respectively. The Company's largest customer accounted for approximately 24% and 38% of the Company's sales in 1998 and 1999, respectively. The Company's second largest customers accounted for 8% and 15% of the Company's sales in 1998 and 1999, respectively.

         Effective January 1, 2000, the Company began implementing a new strategic plan targeted at the telecommunications, sensor systems and signal intelligence markets.

Logistics, Manufacturing and Quality Control

         The Company's logistics, manufacturing, purchasing, quality assurance, customer service and after-sale technical support functions are managed by the Company's corporate operations group. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board-level products, cable assemblies and some silicon manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, marketing, sales and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9002 certification in January 1994 and ISO 9001 certification in December 1994.

         The Company supports its ISO 9001 quality standards with after-sale technical support, which is especially desired by customers relying on the Company's design engineers rather than an in-house engineering capability. The Company's application engineers generally document problems or questions reported by customers creating a database that assists in the resolution of future questions. This database also serves as a tool to the product managers for redefinition and improvements to the Company's product line.

Suppliers

         The Company's DSP solutions incorporate a number of products and components that are sourced from third-party suppliers, including Texas Instruments and Analog Devices. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure third-party components are available from multiple vendors, certain DSP solutions are based upon manufacturer-specific DSP microprocessors. The Company believes that each supplier has a manufacturing capability in more than one location. This geographic diversification helps the Company mitigate some of the risk of an interruption in product availability. The Company does not have long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on the Company's ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

Research and Product Development

         The Company believes that continued investment in research and development will be critical to the Company's future success. The Company's research and product development efforts focus primarily on the development of next generation products for the telecommunications, sensor systems and signal intelligence markets. In addition to new research and development, the Company is also committed to the ongoing enhancement of existing ASICs, DSP and Windows software and modules. The Company generates less than 1% of its revenue from development contracts with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products and sometimes provide for a production commitment. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company currently is conducting development work under development contracts with customers. The Company intends to continue to seek development contracts with strategic partners.

         During 1997,  1998 and 1999,  the  Company's  research and  development
expenditures   were   approximately   $4,233,000,    $4,852,000and   $3,591,000,
respectively.


Engineering

         Building on its expertise in developing DSP solutions, the Company provides a range of off-the-shelf and custom programmable DSP products for a variety of applications. To help its customers build better products using DSP technology, The Company's own team of engineers uses anarray of proprietary and licensed DSP technologies to identify the appropriate hardware and/or software solution for each application. The Company's engineers work with customers' counterparts early in the design process to ensure that the benefits of DSP are realized in the customer's end product. The engineering team will conduct pre-production tests to give customers the opportunity to observe how a product functions in an application so that necessary adjustments can be made before final production. When the customer has approved a DSP design, the Company will manufacture the product in the quantity desired by the customer. The Company's engineers also assist customers with project management, test software developments, board layout and manufacture, and system integration and testing.

Intellectual Property

         The Company believes that its success is dependent to a large extent upon its proprietary technology. The Company has acquired expertise in developing, and has developed, a number of proprietary DSP technologies, including: board designs from consumer-focused single processor DSP solutions to military/aerospace-focused multi-processing DSP systems, DSP audio and telephony software, industry standard application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company historically has not sought patent protection of its products in Canada, the United States or abroad and it does not hold any patents on any of its current products. With respect to its own products, the Company claims copyright protection for every circuit board, ASIC or software developed internally. The Company has registered in Canada and the United States trademarks for MEDIA-LINK(R), DSP-LINK(R) and VASP(R), and is seeking registration for Accelera, Solano, aXs, and flexComm.

         The Company has entered into several licensing agreements pursuant to which a third-party vendor licenses software or know-how to the Company. The Company then typically pays a per unit sale royalty to the licensor. Under the agreements, the licensed material remains the sole property of the third-party and there is no right to the material after termination of the respective agreement. The agreements generally are non-exclusive and have an indefinite or a three to five year term and are terminable either for cause or for convenience, upon proper notice.

Competition

         The market for DSP hardware and software products is intensely competitive. Competitors vary in size and in the scope and breadth of the products and services offered. The Company's three strategic markets each have a unique group of competitors.

         The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price. In the sensor systems market, the Company faces competition from companies including DY4, Ixthos, Mercury Computer Systems and CSPI. In the signal intelligence market, the Company faces competition from companies including Blue Wave Systems Inc. and Pentek. In the telecommunications market, the Company faces competition from companies including Audiocodes, Natural Microsystems, Blue Wave Systems Inc. and Dialogic.

Sales, Marketing and Distribution

         The Company's sales and marketing strategy is to have products designed in to customer products, support the development of customer end product development, and ultimately support volume production requirements.

         The Company maintains regional sales offices in Maryland, California, New York, Texas and the United Kingdom. The Company also makes use of technical third-party sales representatives in the United States. The Company currently maintains distribution agreements with international distributors in Australia, Belgium, Canada, China, France, Germany, Hong Kong, India, Israel, Italy, Japan, the Netherlands, Norway, Singapore, South Korea and Taiwan. All channel sales are managed centrally from the Company's Canadian headquarters.

Employees

         As of April 30, 2000, the Company had a total of 168 full-time employees, of which 51 were administrative and operations personnel, 39 were sales and marketing personnel and 78 were engineering personnel. None of the Company's employees are represented by a labor union or collective bargaining agreement. The Company believes that its relationship with its employees is good.

                                  CERTAIN RISKS

The Company is optimistic about the Company's prospects in the year 2000 and beyond. Any evaluation of the Company's growth outlook should take into account, among other things, the following factors, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Rapid Technological Change and Competition

The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. Certain competitors may have a technology or market advantage with respect to products that relate primarily to such competitor's specific area of expertise. Other companies participating in the DSP industry may enter the markets in which The Company competes.

Certain trends in DSP technology, such as native signal processing and silicon integration, could displace certain of the Company's products, or the Company may not be able to develop new products in response to such trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.

Significant Customers

In 1998 and 1999, the Company's largest customer, the U.S. Governement (principally the Department of Defence) accounted for approximately 24% and 38%, respectively, of the Company's sales during such periods. A significant reduction of purchases by any of the Company's largest customers could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, while the Company is not aware of any current plans by the Department of Defense that may result in decreased military contract funding which would affect the Company's operations, there can be no assurance that U.S. military contracts will continue to be funded at the same level.

Variability of Quarterly and Annual Operating Results

The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include the general demand for computers, computer sub-systems and high performance DSP solutions, the success achieved by the Company's OEM customers in developing and marketing their products, the volume and timing of orders received, the mix of products and development fees, the timing of new product introductions by both the Company and its competitors, pricing by both the Company and its competitors, the Company's ability to develop and market new products, the Company's ability to manufacture its products at high quality levels and at commercially reasonable costs, the availability and cost of DSP microprocessors, the timing and levels of sales and marketing expenditures and general economic conditions, and changes in the customer's financial condition or budget.

Variability of Customer Requirements; Nature and Extent of Customer Commitments on Orders

The level and timing of orders placed by the Company's OEM customers vary due to customer attempts to manage inventory, changes in the OEM's manufacturing and distribution strategies and variations in demand for customer products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments but instead works with its customers to anticipate the future volume of orders. Based on such anticipated future volumes, the Company makes other significant commitments regarding the levels of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. From time to time, the Company will purchase components that require a long lead time without customer commitment to pay for them.

Reliance on Original Equipment Manufacturers

Historically the Company's strategy has been to increase high volume product sales to OEMs. The Company's results of operations thus will depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products while its new strategy develops new business opportunities. There can be no assurance that such customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their DSP solutions, that other OEMs will become customers of the Company or that any such customers will not terminate supply contracts or reschedule or decrease their level of purchases.

Future Initiatives and In-Process Research and Development

The Company intends to expand its product lines to satisfy customer demand in its target markets. Unexpected technical delays in completing these initiatives could lengthen development schedules and result in lower revenues based on the products or technologies developed from these initiatives. There can be no assurance that the products derived from in-process research and development activities will achieve market acceptance.

In addition, the acquisitions of 3L Limited and Alex Computer each resulted in a charge related to the write-off of acquired in process research and development that substantially impacted the Company's results of operations during the year each company was acquired. The amount of the charge recorded in 1997 relating to the acquisition of 3L Limited was $872,000. The amount of the charge recorded in 1998 relating to the acquisition of Alex Computer was $2,640,000, which accounted for most of the Company's net loss for 1998.

Revenues from Development Contracts

The Company generates a percentage of its total revenues from development contracts. Revenues generated from development contracts during 1998 and 1999 were approximately 5.9% and 5.7% of the Company's revenues during such periods, respectively. These development contracts generally provide the Company with partial funding for the development of products that meet customer specifications. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company historically has been successful in meeting these development milestones. The Company's failure to achieve the milestones specified in its existing development contracts, the termination of any of these contracts or the Company's inability to secure future development contracts could have an adverse effect on the Company's business, financial condition and results of operations.

 Dependence on Third-Party Suppliers

The Company purchases DSP microprocessors and certain other components from Analog Devices and Texas Instruments, each of which is the sole manufacturer of the respective DSP microprocessor upon which The Company products have been developed. The Company does not have long- term agreements with these suppliers. While the Company has from time to time experienced shortages of components supplied by third parties, such shortages to date have not had a material adverse effect on operating results. Inability to obtain adequate supplies of DSP chips or components could delay the Company's ability to ship its products.

If any software developed and maintained by third parties, which is incorporated into certain of the Company's products, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company's product lines, this could result in a decline in demand for the affected products.

Intellectual Property Rights

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

Contract Manufacturing

The Company currently has long-term contractual supply agreements with contract manufacturers to procure components, and to assemble and test the majority of its printed circuit board assemblies. The Company's internal manufacturing operations consist primarily of production of prototypes, test engineering, materials purchasing and inspection, and quality control. Although the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such third-party contractors would adversely affect the Company's ability to continue to deliver its products and its business, financial condition and results of operations.

Dependence on Key Personnel

The success of the Company is dependent in large part on certain key management and technical personnel, the loss of one or more of who could adversely affect the Company's business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. Due to the high level of competition in the computer industry generally, and in the DSP segment of the computer industry in particular, there can be no assurance that the Company will be successful in these efforts, and, if unsuccessful, the Company's business and operating results may be materially and adversely affected. The Company does not maintain key man insurance on any of its key management and technical personnel and has no present intention of obtaining any such insurance.

Market Risks

The market prices for the securities of high technology companies have been volatile. In addition to the factors set forth above, any one or more of which could adversely affect the market price of the Common Shares, factors such as fluctuations in the market prices of the common stock of the Company's major competitors could cause the market price of the Common Shares to fluctuate substantially. In addition, the stock markets from time to time have experienced extreme price and volume fluctuations that have particularly affected the market prices for the stocks of high technology companies and that often have been unrelated to the operating results of such companies. These broad market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, could adversely affect the market price of the Common Shares. Finally, the exercise of certain existing stock options, which have exercise prices below the then-prevailing market price of the Common Shares, could have a depressive effect on the market price of the Common Shares. There can be no assurance that a more active trading market will develop and continue after completion of this Offering or that the market price of the Common Shares will not decline below the public offering price of the Common Shares.

Change of Control; Investment Canada Act; Majority of Directors to be Canadian

An investment in the Common Shares which results in a change of control of the Company may be subject to review and approval under the Investment Canada Act, as amended (the "Investment Act"), if the person acquiring control is not a Canadian person. This Canadian regulatory environment may have the effect of delaying or preventing a change of control of the Company. In addition, pursuant to the BC Company Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia.

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

Inflation, Foreign Currency Fluctuations and Hedging

The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in United States dollars while incurring costs in varying proportions in Canadian dollars, United States dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than one year when entered into. The market price of these contracts generally approaches the spot exchange rate as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000.

                                    GLOSSARY


Algorithm                               A  defined   procedure   for  solving  a
                                        problem  or   performing  an  operation.
                                        Algorithms are implemented on a computer
                                        through    a    stored    sequence    of
                                        instructions.
Analog                                  signal A continuously-varying electrical
                                        representation of natural phenomena such
                                        as  temperature,   pressure,  sound  and
                                        light.
ASIC                                    Application-specific integrated circuit.
                                        A broad term that  refers to  integrated
                                        circuits that are custom, semi-custom or
                                        user-programmable.
Chipset                                 One or more DSP microprocessors that are
                                        bundled  with other  chips such as ASIC,
                                        memory and audio chips.
Digital                                 signal The representation of information
                                        as discrete  values  (e.g.,  a stream of
                                        digits  in the form 1s and  0s).  Modern
                                        electronic equipment uses digital rather
                                        than analog  techniques so that computer
                                        technology may be employed.
DSP microprocessor                      A specialized  microprocessor  optimized
                                        for the unique  processing and data flow
                                        requirements   of  DSP   algorithms  and
                                        software.   DSP  microprocessors  differ
                                        from   most   microprocessors   in   two
                                        respects:  (i) the  primary  function of
                                        the  microprocessor is to mathematically
                                        process   continuous   external  signals
                                        rather than manipulate  stored data; and
                                        (ii) the data is  processed in real time
                                        rather  than  in  the  `batch'  approach
                                        often used in general data processing.
Modem                                   A  modulator/demodulator   circuit  pair
                                        that provides a means of sending digital
                                        information  over  analog  links such as
                                        the public telephone network.
PC                                      An  IBM  compatible   Personal  Computer
                                        generally  designed  with  an  Intel  or
                                        Intel compatible X86 microprocessor.
Real time                               Processing that can be done with minimal
                                        or  no  perceptible  delay  between  the
                                        user's   action   and   the   computer's
                                        response.

Item 2. DESCRIPTION OF PROPERTIES.

         The Company's head office is located in a facility it leases in Burnaby, British Columbia, Canada and consists of approximately 63,000 square feet. The lease on this facility expires in 2009. The lease provides for annual rental payments of $641,000 in 2000 increasing to $707,000 in 2001. The head office facility houses sales, marketing, engineering, logistics, and administration, with development and test facilities.

         The Company also leases sales office space in New York, California, Maryland, Texas and the United Kingdom.

Item 3. LEGAL PROCEEDINGS.

         Not applicable.

Item 4. CONTROL OF THE COMPANY.

         The following table sets forth certain information regarding the beneficial ownership of the Common Shares as of April 30, 2000 by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Shares, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names, subject to community property laws where applicable.


-----------------------------------------------------------  ----------------------------  -------------------------
Name and Address(1)                                               Number of Shares         Percentage of Ownership
                                                               Beneficially Owned (2)                (2)
-----------------------------------------------------------  ----------------------------  -------------------------
Kenneth A. Spencer(3)                                                             36,035                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Pascal Spothelfer (4)                                                              4,329                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Martin McConnell(5)                                                              100,500                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Brian Lowe(6)                                                                     80,600                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Douglas Johnson(7)                                                                68,000                          *
-----------------------------------------------------------  ----------------------------  -------------------------
David Hobbs(8)                                                                    79,000                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Andrew Talbot(9)                                                                  43,523                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Andrew Harries (10)                                                                4,329                          *
-----------------------------------------------------------  ----------------------------  -------------------------
John E. Brennan(11)                                                               87,999                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Samuel Znaimer(12)                                                                35,331                          *
-----------------------------------------------------------  ----------------------------  -------------------------
Banque Nationale De Paris (Canada)
   Tour BNP                                                                      772,626                       7.5%
   1981 Avenue McGill College,
   Montreal, PQ H3A 2W8
   Canada
-----------------------------------------------------------  ----------------------------  -------------------------
All directors and executive officers
 as a group (10 persons)(13)                                                     539,646                       5.3%
-----------------------------------------------------------  ----------------------------  -------------------------

  * One percent or less.

(footnotes on following page)

(1) Except as otherwise noted, the address of the named shareholder is c/o Spectrum Signal Processing Inc., 2700 Production Way, Suite 200, Burnaby, British Columbia, Canada V5A 4X1.

(2) Percentages of outstanding Common Shares are based upon 10,251,268 Common Shares outstanding as of April 30, 2000, being net of 233,300 Common Shares held in treasury. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Options included in the table are exercisable within 60 days of April 30, 2000.

(3)      Includes 12,335 Common Shares issuable upon the exercise of options.

(4)      Includes 4,329 Common Shares issuable upon the exercise of options.

(5)      Includes 97,500 Common Shares issuable upon the exercise of options.

(6)      Includes 80,000 Common Shares issuable upon the exercise of options.

(7)      Includes 67,000 Common Shares issuable upon the exercise of options.

(8)      Includes 71,500 Common Shares issuable upon the exercise of options.

(9)      Includes 43,523 Common Shares issuable upon the exercise of options.

(10)     Includes 4,329 Common Shares issuable upon the exercise of options.

(11)     Includes 18,999 Common Shares issuable upon the exercise of options.

(12)     Includes 24,331 Common Shares issuable upon the exercise of options.

(13)     Includes 423,846 Common Shares issuable upon the exercise of options.

Item 5. NATURE OF TRADING MARKET.

         The Common Shares have been traded under the symbol "SSPI" on the NASDAQ National Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993. The following table sets forth the high and low closing prices of the Common Shares on the NASDAQ National Market and The Toronto Stock Exchange for the periods indicated:

                                                     High         Low                High                 Low
                                                     ----         ---                ----                 ---
Calendar Year 1997
  First Quarter                                    US$7.750        US$4.750            Cdn$10.500          Cdn$6.750
  Second Quarter                                      6.125           4.375                 8.500              6.400
  Third Quarter                                       9.000           4.750                11.800              6.600
  Fourth Quarter                                      8.250           4.750                11.250              6.750
Calendar Year 1998
  First Quarter                                    US$7.000        US$5.250             Cdn$9.850          Cdn$7.500
  Second Quarter                                      6.563           4.625                 9.200              7.000
  Third Quarter                                       5.625           2.500                 7.800              4.100
  Fourth Quarter                                      4.000           2.500                 6.750              3.550
Calendar Year 1999
  First Quarter                                    US$3.688        US$1.875             Cdn$5.500          Cdn$2.750
  Second Quarter                                      2.063           1.088                 3.800              2.390
  Third Quarter                                       4.813           1.813                 6.900              2.600
  Fourth Quarter                                      3.938           1.750                 5.750              2.700
Calendar Year 2000
  First Quarter                                    US$7.500        US$3.188            Cdn$11.350          Cdn$4.600


         At April 30, 2000, the Company had 146 shareholders of record and 10,484,568 Common Shares outstanding, including 233,300 Common Shares held in treasury. Of these amounts, there were 117 U.S. shareholders of record holding a total of 9,484,914 Common Shares, or 90.5% of the Common Shares outstanding.

Item 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

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

         An investment in Common Shares of the Company by a "WTO investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded $160 million in 1995 dollars, as indicated on the Company's most recent financial statements. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

         An investment in Common Shares of the Company by a non-Canadian (other than a WTO investor) would be reviewable under the Investment Act if it were an investment to acquire control of the Company and the value of the assets were $5.0 million or more, as indicated on the Company's most recent financial statements.

         A non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares. The acquisition of less than a majority, but one-third or more of the Common Shares, would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Common Shares.

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

Sale or Exchange of Common Shares

         A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. The Taxpayer Relief Act of 1997 (the "1997 Act") includes substantial changes to the federal income taxation of capital gains by non- corporate U.S. Holders. Under the 1997 Act, long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 28% federal income tax rate if the Common Shares sold have been held for more than one year but not more than 18 months at the time of the sale or exchange, or a maximum 20% federal income tax rate if the Common Shares sold have been held for more than 18 months at such time. U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Under current law, the source of any loss on the sale, exchange or other disposition of Common Shares is uncertain. Under proposed regulations, which may be applied retroactively, any such loss may be allocated against foreign source income. Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $2,157.

         A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid therefore by such U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such Common Share and will include the day on which the Common Share is sold by such U.S. Holder.

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

Item 8. SELECTED CONSOLIDATED FINANCIAL DATA.

         The selected consolidated financial data for the Company presented below under the captions "Statements of Operations Data" for the years 1995, 1996, 1997, 1998 and 1999 and "Balance Sheet Data" as of December 31, 1995,
1996, 1997, 1998 and 1999, is derived from the Company's annual audited consolidated financial statements. The Company's financial statements as of December 31, 1997, 1998 and 1999 and for each of the years in the three year period ended December 31, 1999 and the auditors' report thereon are included elsewhere in this Annual Report. The "Statements of Operations Data" for fiscal years 1995 and 1996 and the "Balance Sheet Data" as of December 31, 1995 and 1996 are derived from audited financial statements that are not included herein. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Annual Report.



                                                                          Years Ended December 31,
                                                           --------------------------------------------------------
                                                              1995       1996       1997      1998(1)     1999
                                                              ----       ----       ----      -------     ----
                                                                    (In thousands, except per share data)
                                                                                 (U.S. GAAP)

Statements of Operations Data:
Sales                                                          $12,904    $20,063    $26,207    $26,000    $26,391
Cost of sales                                                    5,688      8,340     11,180     10,607     11,030
                                                               -------    -------    -------    -------    -------
Gross profit                                                     7,216     11,723     15,027     15,393     15,361
Administrative                                                   2,068      3,049      3,146      3,417      4,695
Sales and marketing                                              3,198      3,880      4,769      7,204      6,379
Amortization                                                       422        497        644      1,299      1,428
Research and development                                         1,340      2,130      2,536      4,374      3,591
Acquired in-process research and development charge                 --         --        872      2,640         --
                                                               -------    -------    -------    -------    -------
Earnings (loss) from operations                                    188      2,167      3,060     (3,541)      (732)
Interest income (expense) and bank charges                         (31)       (23)         2       (149)      (121)
Other income (expense)                                             484         29         12         (7)        95
                                                               -------    -------    -------    -------    -------
Earnings (loss) before income taxes and discontinued               641      2,173      3,074     (3,697)      (758)
operations
Income tax expense (recovery)                                                 724      1,534       (789)        84
                                                               -------    -------    -------    -------    -------
                                                                   365
Earnings (loss) from continuing operations                         276      1,449      1,540     (2,908)      (842)
Earnings (loss) from discontinued operations                    (1,027)       129       (535)        --         --
                                                               -------    -------    -------    -------    -------
Net earnings (loss)                                             $ (751)   $ 1,578     $1,005  $  (2,908)     $(842)
                                                               =======    =======    =======    =======    =======
Foreign currency translation                                       216       (108)      (357)      (894)       485
                                                                   ---      -----      -----      -----        ---
Comprehensive earnings (loss)                                     (535)     1,470        648     (3,802)      (357)
                                                               -------    -------    -------    -------    -------
Basic Earnings (loss) per share from continuing operations      $ 0.03     $ 0.16     $ 0.17  $   (0.29)    $(0.08)
Basic Earnings (loss) per share from discontinued                (0.11)      0.01      (0.06)        --         --
                                                               -------    -------    -------    -------    -------
operations
Basic Earnings (loss) per share                                 $(0.08)     $0.17      $0.11  $   (0.29)    $(0.08)
                                                               -------    -------    -------    -------    -------
Weighted average number of common shares outstanding             9,001      9,195      9,235      9,860     10,077
(basic)
Diluted earnings (loss) per share from continuing                $0.03      $0.15      $0.16  $   (0.29)    $(0.08)
operations
Diluted earnings (loss) per share from discontinued              (0.11)      0.01      (0.06)        --         --
                                                               -------    -------    -------    -------    -------
operations
Diluted earnings (loss) per share                               $(0.08)    $ 0.16      $0.10  $   (0.29)    $(0.08)
                                                               -------    -------    -------    -------    -------
Weighted average number of common shares outstanding             9,575      9,782      9,608      9,860     10,077
(Diluted)
                                                                                December 31,

                                                           --------------------------------------------------------
                                                              1995       1996       1997       1998       1999
Balance Sheet Data:
Working capital                                                 $5,614     $7,032     $7,514     $4,970     $5,344
Total assets                                                    11,368     14,983     16,484     19,447     16,568
Long-term debt, net of current maturities                           10         --         75         75         --
Shareholders' equity                                             8,088      9,923     10,487     11,761     11,469

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

                                                         Years ended December 31,
                                               1995           1996            1997            1998            1999

Exchange rate at end of
period                                    US$0.7323       US$0.7246       US$0.6991       US$0.6504       US$0.6925
Average exchange rate during period
                                             0.7305          0.7334          0.7223          0.6703          0.6730
High exchange rate during
period                                       0.7829          0.7472          0.7415          0.7105          0.6925
Low exchange rate during
period                                       0.7023          0.7274          0.7009          0.6341          0.6535


Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Annual Report.

General

         The Company was founded in 1987 to manufacture and market digital signal processing products for the North American military/aerospace and commercial markets. Effective January 2000, the Company commenced implementation of a new strategic plan targeting the Telecommunications, Sensor Systems and Signal Intelligence markets.

         The Company devotes significant resources toward product development and related research and development activities. In recent years, the Company has sought to enter into agreements with its OEM customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. Under the terms of a typical development contract, The Company is obligated to deliver a finished DSP system or product consisting of hardware, custom chip set and software, all to meet performance specifications established between the parties. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. See Note 1 of the Notes to the Company's financial statements. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold to the military/aerospace and commercial markets has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         All financial statements included herein are expressed in United States dollars and prepared in accordance with United States generally accepted accounting principles unless otherwise noted.

Results of Operations

                                                                                      Years Ended December 31,
                                                                           ------------- ------------- -------------
                                                                                  1997       1998          1999
                                                                                  ----       ----          ----
Sales                                                                             100.0%        100.0%        100.0%

Cost of sales                                                                      42.7          40.8          41.8
                                                                                  -----         -----         -----
Gross margin                                                                       57.3          59.2          58.2

Administrative                                                                     12.0          13.2          17.8
Sales and marketing                                                                18.2          27.7          24.2
Amortization                                                                        2.5           5.0           5.4
Acquired in-process research and development charge                                 3.3          10.1             -
Research and development                                                            9.7          16.8          13.6
                                                                                  -----         -----         -----
Earnings (loss) from operations                                                    11.6         (13.6)         (2.8)
Interest income (expense) and bank charges                                            -          (0.6)         (0.5)
Other income (expense)                                                                -             -           0.4
Earnings (loss) before income taxes and discontinued operations                    11.6         (14.2)         (2.9)
                                                                                  -----         -----         -----
Income tax (expense) recovery                                                      (5.8)          3.0           0.3
Earnings (loss) from discontinued operations                                       (2.0)             -             -
                                                                                  -----         -----         -----
Net earnings (loss)                                                                 3.8         (11.2)         (3.2)
                                                                                  =====         =====         =====

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Sales. Net sales in 1999 were $26,391,000, an increase of $391,000, or 1.5%, relative to sales in 1998. Included in sales in were revenues from the Company's internally developed Texas Instruments-based products of $11,101,000, or 42.1% of sales, compared to $7,511,000, or 28.9% of sales in 1998. Also included in sales in the year were revenues from the Company's Analog Devices-based products of $6,241,000, or 23.6% of sales, compared to $5,791,000, or 22.3% of sales in 1998. Also included in sales in the year were sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $2,057,000, or 7.8% of sales, compared to $4,872,000, or 18.7% of sales in 1998. Included in sales in 1999 were development contract fees of $1,505,000, or 5.7% of sales, compared to development contract fees of $1,530,000, or 5.9% of sales in 1998. The Company actively sells its internally developed products to customers that have historically purchased Blue Wave Systems, Inc-developed products. The decline in sales of Blue Wave Systems-developed products was attributable to the termination of the Company's exclusive North American distribution agreement with Blue Wave Systems Inc. (formerly Loughborough Sound Images) in January 1998. The Company maintains the right to manufacture and sell Blue Wave Systems-developed products until January 2003. The increase in sales of Analog Devices-based products reflects the Company's continued expansion of its Analog Devices-based product line. The variation in the balance of the Company's sales is due to ordinary course fluctuations in the timing and amount of orders.

         Gross Profit. Gross profit remained relatively flat at $15,361,000 in 1999 compared to gross profit of $15,393,000 in 1998. Gross margin (profit as a percentage of sales) decreased slightly to 58.2% in 1999 from 59.2% in 1998. The decrease in gross margin was the result of inventory obsolescence provisions taken in 1999. The Company's historical gross margin has varied period to period due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and provisions for inventory obsolescence.

         Administrative, Sales and Marketing. AS&M expenses were $11,074,000, or 42.0% of sales in 1999, compared to $10,621,000, or 40.9% of sales in 1998. AS&M expenses were higher in 1999 due to increased facilities-related expenses associated with the Company's move to new premises in July 1999, as well as charges related to a specific executive separation agreement, executive recruitment and strategic planning initiatives.

         Amortization. Amortization expense in 1999 was $1,428,000, an increase of $129,000, or 9.9% over 1998. The increase in amortization expense reflects the Company's amortization of goodwill and other intangibles acquired pursuant to the Company's acquisition of the net assets of Alex Computer Systems in the first quarter of 1998.

         Acquired In-process Research and Development Charge. Acquired In-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. An IPR&D charge of $2,640,000 (restated) was expensed in the first quarter of 1998 in connection with the purchase of the net assets of Alex Computer Systems based on management's discounted cash flow valuation.

         Research and Development. Research and development expenses were $3,591,000, or 13.6% of sales in 1999, compared to $4,374,000, or 16.8% of sales in 1998. R&D expenses incurred in 1999 consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. Total research and development expenditures, including those capitalized as software and related development costs, were $3,591,000, or 13.6% of sales in 1999, compared to $4,852,000, or 18.7% of sales in 1998. R&D expenditures of $478,000 were capitalized in 1998 in connection with certain development activities based on Texas Instrument's C6x processor. These development projects were completed in 1998. The reduction in absolute R&D expenditures reflects the cost savings following the reorganization and reduction of development programs which were realized beginning in the fourth quarter of 1998, as well as certain cost savings arising from the completion of the integration of the development activities of Alex Computer Systems.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was an expense of $26,000 in 1999 compared to an expense of $156,000 in 1998. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility.

         Income Taxes. The Company's provision for income tax was $84,000 in 1999 as compared to a recovery of $789,000 in 1998. A US state tax liability was incurred in 1999 despite the net operating loss position of the Company. A tax asset related to the net operating losses of the Company's UK operations has been fully provided for.

         Net Loss. The Company had a net loss of $842,000 in 1999, compared to a net loss of $2,908,000 in 1998. The Company's loss per share (basic) in 1999 was $0.08, compared to a loss per share (basic) of $0.29 in 1998. The Company's net loss in 1998 included a one-time in-process research and development charge of $2,640,000 expensed in connection with the Company's acquisition of the net assets of Alex Computer Systems.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Sales. Sales from continuing operations for 1998 were relatively constant at $26,000,000, compared to sales of $26,207,000 for 1997. Included in sales for 1998 were development contract fees of $1,530,000, or 5.9% of sales for the year, compared to development contract fees of $1,589,000, or 6.1% of sales, for 1997. Also included in sales for 1998 were revenues from the Company's internally developed C3X, C4X and C6X products of $7,511,000, or 28.9%, of sales for the year, compared to $6,205,000, or 23.7%, of sales for 1997. Also included in sales for 1998 were revenues from the sale of Blue Wave Systems Inc. products of $4,872,000, or 18.7% of sales, compared to sales of Blue Wave Systems Inc. products of $12,234,000, or 46.7% of sales, during 1997. Sales for 1998 also reflect the inclusion of $5,791,000, or 22.3% of sales, from Alex Computer, which was acquired in 1998. The Company actively markets its internally developed products to customers that have historically purchased Blue Wave Systems, Inc-developed products. The increase in sales of Spectrum-developed products and decrease in sales of Blue Wave Systems, Inc.-developed products is due to this activity. The variation in the balance of the Company's sales is due to ordinary course fluctuations in the timing and amount of orders.

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

Financial Condition

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn$5,000,000 (approximately $3,450,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the Line of Credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the Line of Credit as of December 31, 1999 were negligible. The Company has no significant long term debt at December 31, 1999.

         At December 31, 1999 and December 31, 1998, the Company's net cash surplus (deficit) was $1,422,000 and $(509,000), respectively. Net cash provided by (used in) operating, financing and investing activities was $(271,000) and
$310,000  in  the  years  ended   December   31,  1999  and  December  31,  1998
respectively.

         Accounts receivable, net at December 31, 1999 and December 31, 1998 was $6,461,000 and $5,404,000 respectively. The increase in accounts receivable was attributable to increased 1999 fourth quarter sales relative to 1998 fourth quarter sales. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $797,000 during the year ended December 31, 1999 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Other than with respect to operating leases and the TPC agreement described below, the Company does not have significant future expenditure commitments at December 31, 1999.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC"), an agency of the Canadian government, providing for an investment in the Company by TPC to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4,350,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a repayable investment, with repayment beginning no earlier than 2001, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,400,000 (Cdn$10,746,500) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,400,000 (Cdn$10,746,500) in royalties has been paid. The investment also is repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company in connection with its investment.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Charges Related to Acquired In-process Research and Development

         During 1997 and 1998, the Company completed two acquisitions, some of the assets of which included in-process research and development. The Company regarded its acquisition of 3L Limited as an opportunity to provide more complete DSP software solutions. The Company regarded its acquisition of Alex Computer Systems as an opportunity to expand its product offerings to include products based on the Analog Devices processor. The acquisitions of 3L Limited and Alex Computer Systems were accounted for using the purchase method of accounting. A portion of the purchase price for each acquisition was allocated to in-process research and development, which resulted in a charge of approximately $872,000 related to the 3L Limited acquisition in 1997 and a charge of $2,640,000 related to the Alex Computer acquisition in 1998.

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

Alex Computer Systems, Inc.

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of Alex Computer Systems were discounted using discount rates ranging from 21% to 28% depending on risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period and assumed direct overhead costs as percentage of revenues of 15% for 1999, 14% for 2000 and 14% for 2001.

         As of the acquisition date, Alex Computer Systems was conducting significant in-process research and development into five new software and hardware projects to which a portion of the Alex Computer Systems purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative future uses. The five in-process research and development projects included:

         Rugged Impedance Cables - an inter-processor connect scheme designed to significantly increase the distance over which high bandwidth signals may be reliably transmitted. At the time of the acquisition, Alex Computer Systems was in the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $60,000 and the cost of completion at $5,000. The project was completed in July 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         Hammerhead Development System - a development platform for generation two-based systems, an AD processor offering an improvement in performance to then-existing technologies. At the time of the acquisition, Alex Computer Systems was at the concept/pre-design stage of completion. The Company estimated the IPR&D had nominal value and the cost of completion at $380,000. The Company expects to complete the project in fiscal 2000. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks relating to the project.

         Hammerhead VME, PCI, cPCI boards and PMC Modules - circuit board architectures built around Analog Devices' generation two processor. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $1,570,000 million and the cost of completion at $705,000. Company expects to complete the project in fiscal 2000. At the time of the acquisition, the Company regarded technical feasibility, accurately estimating future costs and market acceptance as the principal risks relating to the project.

         Apex Software - a comprehensive programming environment that simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, Alex Computer was at the design stage of completion. The Company estimated the fair value of the IPR&D at $590,000 and the cost of completion at $120,000. The project was completed in late 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         Apex Trace Software - a visualization tool to provide developers with accurate non-intrusive timings of system operation and multiple processor interaction. At the time of the acquisition, Alex Computer was at the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $430,000 and the cost of completion at $140,000. The project was completed in 1998. At the time of the acquisition, the Company regarded technical feasibility and accurately estimating future costs as the principal risks relating to the project.

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

         SHARC Parallel C Software - a programming environment for the SHARC processor which simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, 3L Limited was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $525,000 and the cost of completion at $95,000. The project was completed in 1998. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

         C4x 3.0 Parallel C - a multi-processor upgrade to the C compiler tools for Texas Instruments' C4x processor. At the time of the acquisition, 3L was at the design stage of completion. The Company estimated the fair value of the IPR&D at $347,000 and the cost of completion at $85,000. The project was discontinued in 1997 due to poor market conditions. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

The Company divested itself of all assets including acquired in-process research and development related to 3L Limited in a transaction which became effective April 30, 2000. The Company has signed a perpetual license agreement giving it the right to continue to provide 3L Limited intellectual property to its legacy customer base.

Inflation, Foreign Currency Fluctuations and Hedging

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than six months when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Item 10.  DIRECTORS AND OFFICERS OF THE COMPANY.

         As at April 30, 2000, the directors and executive officers of the Company are as follows:

Name                                   Age   Position
----                                   ---   --------
Kenneth A. Spencer (1)(2)(3)(4)        56    Chair of the Board and Director
Pascal Spothelfer                      39    President, Chief Executive Officer and
                                             Director
Martin McConnell                       48    Vice President, Finance, Chief Financial
                                             Officer and Secretary
Brian Lowe                             49    Vice President, Signal Intelligence
Douglas Johnson                        36    Vice President, eBusiness and Operations
David Hobbs                            44    Vice President and Chief Technical Officer
Andrew Talbot                          35    Vice President, Sensor Systems
Andrew Harries (2)(4)                  38    Director
John E. Brennan                        53    Director
Samuel Znaimer (1)(3)                  43    Director


(1) Member of the audit committee. There is currently a vacancy on the audit committee that is anticipated to be filled by the Board when two Board vacancies are filled.

(2) Member of the compensation committee. Pascal Spothelfer is an ex-officio member.

(3)  Member of the governance committee

(4)  Member of the nomination committee

         Dr. Kenneth A. Spencer has been Chair of the Board since December 1997 and a Director since October 1997. In 1983, Dr. Spencer co-founded Creo Products Inc. ("Creo"), a Burnaby, British Columbia based high tech company supplying digital pre-press systems. Dr. Spencer stepped down from an active role in Creo in 1995 and is currently a Director of that company. Previous posts held by Dr. Spencer include Vice President and General Manager at MacDonald Dettwiler and Associates, Ltd., and General Manager of Glenayre Technologies Inc.

         Pascal Spothelfer has been President and Chief Executive Officer of the Company since January 2000 and a Director since 1999. Mr. Spothelfer was previously Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of Novatel Inc., a high tech company specializing in global positioning systems.

         Martin McConnell has been Vice President, Finance, Chief Financial Officer and Secretary of the Company since 1993. From 1985 to 1993, Mr. McConnell was associated with Epic Data Inc., a company involved in factory data collection systems, in several management positions, most recently serving as Executive Vice President.

         Brian Lowe has been Vice President, Signal Intelligence of the Company since January 2000. From 1992 through 1999, Mr. Lowe held the position of Vice President, Sales. From 1977 to 1992, Mr. Lowe held several management positions with Epic Data Inc., most recently serving as Vice President, Sales.

Douglas Johnson has been Vice President, eBusiness and Operations of the Company since January 2000. From 1994 through 1999 Mr. Johnson held the position of VP, Logistics. From 1990 to 1994, Mr. Johnson served as Director of Logistics for the Company. From 1987 to 1990, Mr. Johnson was Corporate Materials Manager with LSI Logic of Canada.

         David Hobbs has been Chief Technical Officer of the Company since January 2000. From 1994 through 1999, Mr. Hobbs held the position of Vice President, Engineering. From 1990 to 1994, Mr. Hobbs held several senior management positions with the Company in engineering. From 1987 to 1990, Mr. Hobbs held several lead positions with Gemini Technology Inc., an ASIC design company, most recently serving as Senior Engineer.

         Andrew Talbot has been Vice President, Sensor Systems since January 2000. From March 1998 through December 1999, Mr. Talbot was Director, Business Development for the Company. From 1994 through 1998, Mr. Talbot held the position of President and founder of Alex Computer Systems Inc. From 1989 through 1994 Mr. Talbot served as the General Manager and Vice President of Transtech Parallel Systems, a high technology company specializing in embedded super computer technology.

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

         There is no family relationship between any Director and executive officer. There are no arrangements or understandings between any Director and executive officer.

         The Board of Directors met eleven times in 1999. Under the BC Act, a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed.

         The Board of Directors established an Audit Committee, a Compensation Committee, a Governance Committee, and a Nomination Committee. The Audit Committee, whose members are Messrs. Spencer and Znaimer, is charged with reviewing the Company's annual audit and meeting with the Company's independent auditors to review the Company's internal controls and financial management practices. The Audit Committee met three times in 1999. The Compensation Committee, whose members are Messrs. Harries and Spencer, recommend to the Board of Directors the compensation for the Company's key employees. The Compensation Committee met four times in 1999. The Nomination Committee, whose members are Messrs. Spencer and Harries, is charged with recruiting and proposing new nominees to the Board and for assessing Directors on an ongoing basis. The Nomination Committee was formally established in February 2000. The Governance Committee, whose members are Messrs. Spencer and Znaimer, reviews the composition and governance practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members. The Governance Committee was formally established in February 2000.

Item 11. COMPENSATION OF DIRECTORS AND OFFICERS.

         Aggregate compensation paid to all directors and officers as a group for services in all capacities during 1999 was $857,941. The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's Chief Executive Officer in 1997, 1998 and 1999.


                                         Summary Compensation Table
Name and Principal Position                                                                           Securities
                                                                                  Other Annual        Underlying
                                              Year       Salary       Bonus       Compensation        Options(#)
                                              ----       ------       -----       ------------        ----------

Barry W. Jinks, President and Chief         1999          $167,138        $ --             $  220       13,000
Executive Officer(1)                        1998           158,155          --                291       13,000
                                            1997           158,910     104,985                205       13,000

(1)      Resigned effective July 31, 1999

         The following table sets forth certain information with respect to the aggregate number and value of options exercisable by the Company's Chief Executive Officer at December 31, 1999.

         Aggregated Option Exercises in Last Fiscal Year And Year-end Option Values

                          Shares         Value           Number of Securities             Value of Unexercised
                       Acquired on      Realized        Underlying Unexercised            In-The-Money Options
                       Exercise(#)       (Cdn$)     Options at Fiscal Year End (#)     Fiscal Year End (Cdn$) (1)
Name                                                Exercisable     Unexercisable    Exercisable     Unexercisable

Barry W. Jinks(2)            125,000     $312,500        307,393            13,000     $355,471             $25,350

(1) Total value of 'in-the-money' unexercised options is based on the difference between the last sales price of the Common Shares on The Toronto Stock Exchange on December 31, 1999 ($4.600 per share) and the exercise price of the `in-the-money' options, multiplied by the number of 'in-the-money' option shares.

(2) Resigned effective July 31, 1999. All options vested to July 31, 1999 in ordinary course, extended for exercise until October 2000 or January 2001.

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

         From January 1, 1999 to June 30, 1999, Kenneth Spencer, chair of the Board, acted as a consultant to the Company and received a consulting fee of $6,747.
 .
         In  addition  to the above,  Kenneth  Spencer,  Sam  Znaimer and Pascal
Spothelfer, each a Director of the Company, also acted on an executive management committee to assist with the management of the Company from July 1999 to December 1999 while a search for a new CEO was conducted. These Directors received a consulting fee of $24,288, $12,144 and $12,144, respectively.

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

Item 12. OPTIONS TO PURCHASE SECURITIES FROM COMPANY.

Stock Option Plan

         In June 1995, the Company adopted a stock option plan (the "Plan") that permits the granting of options to acquire Common Shares to the directors, senior officers and employees of the Company. It is the Company's intention to grant options under the Plan to all employees. The purpose of the Plan is to attract and retain the services of the directors, officers and employees and to provide added incentive to such persons by encouraging share ownership in the Company. Under the Plan, the exercise price must be not less than the market price of the Common Shares at the time the option is granted, and the option term may not exceed ten years. Other terms and conditions of the options granted under the Plan are determined by the Board of Directors or by a committee appointed to administer the Plan. Options granted under the Plan are nontransferable and generally terminate on cessation of employment with the Company.

         The maximum number of Common Shares that may be issued under the Plan is 3,050,000 shares and no individual may hold options to purchase Common Shares exceeding 5% of the number of Common Shares outstanding from time to time.

         At April 30, 2000, options to purchase an aggregate of 2,257,427 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from $0.47 to $6.41 per share. Of such options, options to purchase 1,393,622 Common Shares have been granted to directors and officers of the Company. Option grants by the Board of Directors prior to the adoption of the Plan were ratified on an annual basis by the Company's shareholders. Substantially all such shares so granted are now deemed to have been granted pursuant to the Plan and count toward the 3,050,000 shares reserved for issuance under the Plan.


Item 13. INTERESTS OF MANAGEMENT IN CERTAIN TRANSACTIONS.

                  None.

                                     PART II


Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

                  Not applicable.


                                    PART III

Item 15. DEFAULTS UPON SENIOR SECURITIES.

                  None.


Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

                  None.


                                     PART IV


Item 17. FINANCIAL STATEMENTS.

                  Not applicable.

Item 18. FINANCIAL STATEMENTS.

                  See Item 19.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a)      Financial Statements

                                                                                                          Page(s)

Selected Consolidated Financial Data                                                                             25
Management's Discussions and Analysis of Financial Condition and Results of Operations                           28

Index to Consolidated Financial Statements of Spectrum Signal Processing Inc.
Auditors' Report F-1 Consolidated Balance Sheets (audited) at December 31, 1998 and 1999 F-2 Consolidated Statements of Operations (audited) for the years ended
December 31, 1997, 1998 and 1999 F-3  Consolidated  Statements of  Stockholders'
Equity (Deficit)  (audited) for the years ended December 31, 1997, 1998 and 1999
F-4

Consolidated Statements of Cash Flows (audited) for the years ended December 31, 1997, 1998 and 1999            F-5
Notes to Consolidated Financial Statements                                                                      F-6

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in accordance with generally accepted accounting principles in the United States.

On February 4, 2000, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.



Chartered Accountants

Richmond, Canada
February 4, 2000

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except share amounts)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                                           1998               1999
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                                           $ 1,693            $ 1,422
     Accounts receivable, net of allowance for doubtful accounts of $204                   5,404              6,461
     (1998 - $173)
     Inventories (note 3)                                                                  4,935              2,402
     Prepaid expenses                                                                        203                 69
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          12,235             10,354

Property and equipment (note 4)                                                            2,287              2,545
Other assets (note 5)                                                                      4,925              3,669
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        $ 19,447           $ 16,568
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Bank indebtedness (note 6)                                                          $ 2,202             $  ---
     Accounts payable                                                                      3,680              3,319
     Accrued liabilities                                                                   1,303              1,618
     Current portion of long-term debt (note 6)                                               80                 73
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           7,265              5,010

Long-term debt (note 6)                                                                       75                ---
Deferred income taxes (note 8)                                                               346                 89
Stockholders' equity
Share capital (note 7)
   Authorized 50,000,000 common shares, no par value
   Issued 10,395,204 (1998 -10,268,954)                                                   16,309             16,374
   Outstanding 10,161,904 (1998 -10,035,654)
Warrants (note 7)                                                                            140                140
Additional paid-in capital                                                                    76                 76
Treasury stock, at cost, 233,300 shares (1998 - 233,300)                                  (1,232)            (1,232)
Deficit                                                                                   (1,671)            (2,513)
Accumulated other comprehensive income
   Cumulative translation adjustments                                                     (1,861)            (1,376)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          11,761             11,469
Commitments and contingencies (note 10)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        $ 19,447           $ 16,568
====================================================================================================================================
See accompanying notes to consolidated financial statements.


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in accordance with United States generally accepted accounting principles

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Years ended December 31,
                                                                            1997            1998               1999
------------------------------------------------------------------------------------------------------------------------------------

Sales (note 11)                                                          $26,207         $26,000            $26,391
Cost of sales                                                             11,180          10,607             11,030
------------------------------------------------------------------------------------------------------------------------------------
                                                                          15,027          15,393             15,361
Expenses
Administrative                                                             3,146           3,417              4,695
Sales and marketing                                                        4,769           7,204              6,379
Amortization                                                                 644           1,299              1,428
Acquired in-process research and development charge                          872           2,640                ---
Research and development                                                   2,536           4,374              3,591
------------------------------------------------------------------------------------------------------------------------------------

                                                                          11,967          18,934             16,093
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                            3,060          (3,541)              (732)

Other
Interest income (expense) and bank charges                                     2            (149)              (121)
Other income (expense)                                                        12              (7)                95
------------------------------------------------------------------------------------------------------------------------------------

                                                                              14            (156)               (26)
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes and discontinued                       3,074          (3,697)              (758)
operations
Income tax expense (recovery) (note 8)
Current                                                                      ---              88                341
Deferred                                                                   1,534            (877)              (257)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           1,534            (789)                84
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations                                 1,540          (2,908)              (842)
Loss from discontinued operations (note 12)                                 (535)            ---                ---
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                      $ 1,005        $ (2,908)           $  (842)
====================================================================================================================================
Earnings (loss) per share (note 9)
Basic
                                                                          $ 0.17        $  (0.29)           $ (0.08)
From continuing operations
After discontinued operations                                             $ 0.11        $  (0.29)           $ (0.08)
Diluted
From continuing operations                                                $ 0.16        $  (0.29)           $ (0.08)
After discontinued operations                                             $ 0.10        $  (0.29)           $ (0.08)
  Weighted average shares (in thousands)
Basic                                                                      9,235           9,860             10,077
Diluted                                                                    9,608           9,860             10,077
====================================================================================================================================


See accompanying notes to consolidated financial statements.    F-3

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
------------------------------------------------------------------------------------------------------------------------------------
                                        Common Stock           Additional           Warrants                Treasury Stock
                                                               Paid in
                                       Number        Amount    Capital         Number         Amount    Number           Amount
                                       ------        ------    -------         ------         ------    ------           ------


Balance,
December 31, 1996                   9,243,683       $ 10,255        $   76          ---         ---       (16,400)        $ (30)

   Net earnings                           ---            ---           ---          ---         ---            ---           ---
   Foreign currency
     translation                          ---            ---           ---          ---         ---            ---           ---
   Issued for cash from
      share options                    42,381            184           ---          ---         ---            ---           ---
   Issued for acquisition
      of 3L Limited                   173,333            934           ---          ---         ---            ---           ---
   Purchase of treasury                   ---            ---           ---          ---         ---      (216,900)       (1,202)
      stock
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997                   9,459,397         11,373            76          ---         ---      (233,300)       (1,232)

   Net loss                               ---            ---           ---          ---         ---            ---           ---
   Foreign currency
     translation                          ---            ---           ---          ---         ---            ---           ---
   Issued for cash from
     share options                     36,931            149           ---          ---         ---            ---           ---
   Issued for net assets of
      Alex Computer
      Systems Inc.                    772,626          4,787           ---                      ---            ---           ---
   Issuance of warrants                   ---            ---           ---      110,375         140            ---           ---
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998                  10,268,954         16,309            76      110,375         140      (233,300)       (1,232)


   Net loss                               ---            ---           ---          ---         ---            ---           ---
   Foreign currency
     translation                          ---            ---           ---          ---         ---            ---           ---
   Issued for cash from
      share options                   126,250             65           ---          ---         ---            ---           ---
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999                  10,395,204       $ 16,374        $   76      110,375       $ 140      (233,300)     $ (1,232)




                                Retained       Accumulated        Total    Comprehensive
                                Earnings          other                       Income
                                (Deficit)     comprehensive                   (loss)
                                              income (loss)

Balance,
December 31, 1996                 $  232        $   (610)        $9,923       $ 1,470
                                                                          ============
   Net earnings                    1,005              ---         1,005         1,005
   Foreign currency
     translation                     ---            (357)         (357)         (357)
   Issued for cash from
      share options                  ---              ---           184           ---
   Issued for acquisition
      of 3L Limited                  ---              ---           934           ---
   Purchase of treasury              ---              ---       (1,202)           ---
      stock
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997                  1,237            (967)        10,487           648
                                                                          ============
   Net loss                      (2,908)              ---       (2,908)       (2,908)
   Foreign currency
     translation                     ---            (894)         (894)         (894)
   Issued for cash from
     share options                   ---              ---           149           ---
   Issued for net assets of
      Alex Computer
      Systems Inc.                   ---              ---         4,787           ---
   Issuance of warrants              ---              ---           140           ---
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998                (1,671)          (1,861)        11,761       (3,802)
                                                                          ============
   Net loss                        (842)              ---         (842)         (842)
   Foreign currency
     translation                     ---              485           485           485
   Issued for cash from
      share options                  ---              ---            65           ---
------------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999                (2,513)       $  (1,376)      $ 11,469      $ ( 357)
                                                                          ============


See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Years ended December 31,
                                                                                      1997         1998         1999
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net earnings (loss)                                                             $ 1,005    $ (2,908)      $ (842)
   Add loss from discontinued operations                                               535          ---          ---
------------------------------------------------------------------------------------------------------------------------------------
   Earnings (loss) from continuing operations                                        1,540      (2,908)        (842)

   Adjustments to reconcile net earnings (loss) to net cash
      provided by operating activities
       Amortization                                                                    781        1,915        2,217
       Acquired in-process research and development                                    872        2,640          ---
       Deferred income taxes                                                         1,534        (826)        (293)
       Deferred share issue costs                                                      193          ---          ---
         Changes in operating assets and liabilities
         Accounts receivable                                                         1,882        1,154        (713)
         Inventories                                                                (2,311)        (739)        2,783
         Prepaid expenses                                                              311            2          144
         Accounts payable                                                             (366)         149         (979)
         Accrued liabilities                                                           488          150          364
         Deferred revenue                                                             (616)         (18)         ---
------------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by continuing operations                                        4,308        1,519        2,681
------------------------------------------------------------------------------------------------------------------------------------
  Loss from discontinued operations                                                   (535)         ---          ---
  Deferred income taxes, an item not involving cash                                   (340)         ---          ---
--------------------------------------------------------------------------- --------------- ------------ ------------
   Net cash used for discontinued operations                                          (875)         ---          ---
--------------------------------------------------------------------------- --------------- ------------ ------------

Net cash provided by operating activities                                            3,433        1,519        2,681
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchase of property and equipment                                               (1,040)        (559)        (797)
   Proceeds from disposition of property and equipment                                 ---            1          ---
   Software and related development costs                                           (1,393)        (477)         ---
   Acquisition of net assets of Alex Computer, net of cash received                    ---       (2,204)         ---
   Cash received on acquisition of 3L Limited, net of expenses                         188          ---          ---
------------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                              (2,245)      (3,239)        (797)

Cash flows from financing activities
   Increase in bank indebtedness                                                       ---        2,036          ---
   Repayment of bank indebtedness                                                      ---          ---      (2,284)
   Issue of shares from share options                                                  184          149           65
   Principal payments on long-term debt                                                 (7)         (61)         (80)
   Purchase of treasury shares                                                      (1,202)         ---          ---
--------------------------------------------------------------------------- --------------- ------------ ------------
Net cash provided by (used for) financing activities                                (1,025)       2,124       (2,299)

Effect of foreign currency exchange rates on cash and cash equivalents                (257)         (94)         144
--------------------------------------------------------------------------- --------------- ------------ ------------

Net increase (decrease) in cash and cash equivalents during the year                   (94)         310         (271)
Cash and cash equivalents, beginning of year                                         1,477        1,383        1,693
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                             $ 1,383       $1,693       $1,422
====================================================================================================================================

See accompanying notes to consolidated financial statements.
See supplementary information (note 14).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

     The Company was incorporated under the laws of British Columbia. The Company develops, manufactures and supports a broad range of multiprocessor-based hardware and software solutions for customers in the telecommunications, signal intelligence and sensor systems markets.

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


     Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value.

     Government assistance

     Government assistance is recorded as either a reduction of the cost of the applicable property and equipment or credited against expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998, 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     Research and development costs

     Research and development costs are expensed as incurred. Software development costs related to software which will become an integral part of the Company's products are, after the establishment of technological feasibility, capitalized until the product is available for general release to customers. Annual amortization is the amount determined by the greater of the ratio of current product revenue to the total current and anticipated product revenue or the straight-line method over the remaining estimated economic life, generally three years. Amortization commences when the product is available for general release to customers.

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

     Employee stock option plans

     The Company accounts for its employee stock option plans using the intrinsic value method.

     Translation of foreign currencies

     A majority of the Company's shareholders, customers, and industry analysts are located in the United States. Accordingly, effective January 1, 1998, the Company adopted the U.S. dollar as its reporting currency. Historical figures previously reported in Canadian dollars have been translated into U.S. dollars as follows: assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation to the reporting currency are accumulated in a separate component of stockholders' equity, described as cumulative translation adjustments.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998, 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign currency denominated balances of the Company are measured in Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency have been remeasured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are measured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

     Financial statements of foreign operations for which the functional currency is the local currency are translated into Canadian dollars using the current rate at the balance sheet date. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of stockholders' equity, described as cumulative translation adjustments.

     Goodwill and other intangibles

     Goodwill and other intangibles are stated at cost, based on fair value at the acquisition date, less accumulated amortization. Amortization is recorded utilizing the straight-line method over the estimated lives of the respective assets, generally three to six years.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.


1.  Significant accounting policies, continued

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

     The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance such tax credits will be realized.

     Share issue costs

     The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

     Foreign currency hedging instruments

     The Company enters into future exchange and currency option contracts to hedge its foreign currency risks. To be accounted for as hedges, such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

     The Company currently uses future exchange and currency option contracts as hedges of firmly committed transactions. Gains and losses on these contracts are recognized as an offset to the gain or loss of the underlying transaction when recognized.

     Impairment of long-lived assets

     The Company monitors the recoverability of long-lived assets, which include property and equipment and other assets, based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

1.   Significant accounting policies, continued

     Comparative figures

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

     Recent accounting pronouncements

     The FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". FAS No. 133 established standards relating to the recognition and disclosure of all aspects of derivative instruments and hedging activities. The Company is currently evaluating the impact of FAS No. 133. The Company will be required to implement FAS No. 133 in its fiscal year ending December 31, 2001.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

2.  Acquisition of net assets of Alex Computer Systems Inc.


    On March 17, 1998 the Company acquired the majority of the operating assets and liabilities of Alex Computer Systems Inc, of Ithaca, New York. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

        Cash                                                     $  10
        Current assets                                           1,093
        Property and equipment                                     229
        Goodwill and other intangibles                           4,243
        Acquired in-process research and development             2,640
        Current liabilities                                      (933)
        Long-term liabilities                                    (141)
        ---------------------------------------------------------------
        Acquisition cost                                        $7,141
        ===============================================================

        Consideration
              772,626 common shares                             $4,787
              110,375 warrants                                     140
              Cash                                                 675
              Expenses on acquisition                            1,539
        ---------------------------------------------------------------
                                                                $7,141
        ===============================================================

     Each Common Share issued pursuant to the acquisition agreement was valued at the average closing price of the Common Shares on the NASDAQ National Market during the 30 trading days prior to the date of the acquisition agreement.

     Acquired technology valued at $1,010 was acquired as part of the acquisition of the net assets of Alex Computer Systems ("Alex"). Acquired technology consisted of Alex's generation one product line, a two year license for the use of the Alex name as well as Alex's product brand names, customer account lists, sales and distribution channels, technical
     development   expertise,   patents,   copyrights  and  existing   technical
     inventory.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1998, 1997 and 1996 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

2.   Acquisition of net assets of Alex Computer Systems Inc., continued


     Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. Acquired in-process research and development consisted of Alex's generation two research and development projects. Such generation two research and development projects did not represent an improvement of nor redesign of its generation one products. In accordance with Statement of Financial Accounting Standards No. 2 "Accounting for Research and Development Costs," as interpreted by FASB interpretation No. 4, amounts assigned to acquired in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination. In this regard, a charge of $2,640 was recorded in conjunction with the purchase of the net assets of Alex Computer Systems based on managements' discounted cash flow valuation.

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

                                                        Years ended
                                                       December 31,
                                                         1997            1998
     ------------------------------------------------------------------------
                                                        (Unaudited)

     Revenue                                         $ 29,544        $ 27,033
     Earnings (loss) from continuing operations         2,650         (2,911)
     Net earnings (loss)                                2,115         (2,911)
     Earnings (loss) per share
          From continuing operations                  $  0.29        $ (0.30)
          Net                                         $  0.23        $ (0.30)

3.   Inventories

     Net inventories at December 31, 1998 and 1999 consisted of the following:

                                                      December 31,
                                             --------------------------------
                                                         1998           1999
                                             ----------------- --------------

     Finished goods                                   $ 2,683        $ 1,353
     Work in progress                                   1,132            394
     Raw materials                                      1,120            655
                                             ----------------- --------------
                                                       $4,935        $ 2,402
                                             ================= ==============

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1998, 1997 and 1996 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

4.   Property and equipment


                                                                                       December 31,
                                                                              -------------------------------
                                                                                         1998           1999
     --------------------------------------------------------------------------------------------------------

     Computer equipment                                                               $ 2,527        $ 2,739
     Computer software                                                                  1,039          1,166
     Furniture and fixtures                                                               820            997
     Laboratory equipment                                                                 619            768
     Leasehold improvements                                                               296            362
     --------------------------------------------------------------------------------------------------------
                                                                                        5,301          6,032

     Less accumulated amortization                                                     (3,014)        (3,487)
     --------------------------------------------------------------------------------------------------------

     Net book value                                                                   $ 2,287        $ 2,545
     ========================================================================================================

5.   Other assets

                                                                                        December 31,
     -------------------------------------------------------------------------- -----------------------------
                                                                                         1998           1999
     --------------------------------------------------------------------------------------------------------

     Software and related development costs, net of accumulated amortization          $ 1,534          $ 823
     of $1,607 (1998 - $876)
     Goodwill and other intangibles, net of accumulated amortization of
     $1,337 (1998 - $554)                                                               3,391          2,846
     -------------------------------------------------------------------------- -----------------------------
                                                                                      $ 4,925        $ 3,669
     ========================================================================== =============================


6.   Long-term debt and bank indebtedness

(a)  Bank indebtedness

     The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn $5,000,000 (approximately U.S. $3,450,000) operating line of credit (the "Line of Credit"). The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1/2%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

6.   Long-term debt and bank indebtedness, continued

(b)      Long-term debt

                                                                                           December 31,
     ------------------------------------------------------------------------------------------------------------
                                                                                             1998           1999
     ------------------------------------------------------------------------------------------------------------

     Development loan
       The Company has  received a loan from Lothian and  Edinburgh  Enterprise
       Limited  ("LEEL") for the purpose of product  development.  There are no formal terms of repayment,  and royalty  payments are to be made to LEEL based on gross sales revenue of the particular  product.  If the Company does not meet all the terms of the loan it becomes repayable on demand.
     Capital lease
       The Company leased office equipment under a capital lease which expired               $ 75            $73
       August 1, 1999.  Under the terms of the lease,  the Company  made monthly installments of $8, including  interest at 9.58%, with a final payment of
       $24.

                                                                                               80            ---
     ------------------------------------------------------------------------------------------------------------
                                                                                              155             73
     Less:  current portion                                                                   (80)           (73)
     ------------------------------------------------------------------------------------------------------------
                                                                                             $ 75           $---
     ============================================================================================================

7.    Share capital

(a)   Stock option plan

      The Company has reserved 3,050,000 common shares for issuance under its stock option plan. Of these, 564,459 options have been exercised, 738,601 options have been cancelled, 1,853,448 options are currently outstanding of which 106,508 are subject to shareholder approval, and nil options are available for issue. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.    Share capital, continued

      Options   generally  vest  over  three  years  in  equal  amounts  at  the anniversary date of the grant. Options generally have a five year term with ten years being the maximum.

                                                            Years ended December 31,
                             ---------------------------------------------------------------------------------------
                                        1997                          1998                         1999
                             ---------------------------- ----------------------------- ----------------------------
                             Number of      Weighted       Number of      Weighted      Number of      Weighted
                               shares        Average        Shares         Average        Shares        Average
                                         Exercise Price                Exercise Price               Exercise Price
                                         ----------------              ----------------             ----------------
                                           CAD     USD                  CAD      USD                  CAD     USD
Outstanding, beginning of
year                          1,493,896    $6.69   $4.58    1,657,288   $6.63    $4.54   1,763,884    $6.62   $4.31
Granted                         330,353     7.74    5.30      312,200    6.80     4.42     562,049     3.50    2.42
Exercised                       (42,381)    6.03    4.13     (36,931)    5.94     3.86   (126,250)     0.77    0.53
Canceled                       (124,580)   10.22    6.99    (168,673)    7.29     4.74   (346,235)     7.32    5.07
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year
                              1,657,288    $6.63   $4.54    1,763,884   $6.62    $4.31   1,853,448    $5.92   $4.10
------------------------------------------------------------------------------------------------------------------------------------
Exercisable, end of year
                                918,201    $5.34   $3.66      975,197   $5.69    $3.70   1,017,469    $6.76   $4.68

Weighted-average fair
value of options granted
during the year                            $2.89   $1.98                $4.42    $2.96                $2.47   $1.66

     Information regarding the stock options outstanding at December 31, 1999 is summarized below:

                                      Options Outstanding                                 Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
Range of              Shares        Weighted Average      Weighted Average             Shares          Weighted
Exercise Prices     Outstanding        Remaining           Exercise Price            Exercisable       Average
                                    Contractual Life                                                Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
                                                           CAD        USD                            CAD      USD
$0.70 - $4.87            804,306            4.16 years      $3.26       $2.26             237,960    $2.76    $1.91

$5.75 - $7.00            345,555            2.96 years       6.83        4.73             313,905     6.85     4.74

$7.50 - $9.90            703,587            3.77 years       8.44        5.85             465,604     8.73     6.05

------------------------------------------------------------------------------------------------------------------------------------
$0.70 - $9.90          1,853,448            3.79 years      $5.92       $4.10           1,017,469    $6.76    $4.68


     The options outstanding at December 31, 1999 expire between February 15, 2000 and June 21, 2009.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.                         Share capital, continued

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation", to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

     --------------------------------------------------------------------------------------------------------------
                                                                                   Years ended
                                                               ---------------------------------------------------
                                                                                  December 31,
                                                                          1997              1998              1999
     --------------------------------------------------------------------------------------------------------------

     Net earnings (loss) - as reported                                  $1,005          $(2,908)           $ (842)
     Net earnings (loss) - pro forma                                        86           (3,848)           (1,571)
     Basic earnings (loss) per share - as reported                        0.11            (0.29)            (0.08)
     Basic earnings (loss) per share - pro forma                          0.01            (0.39)            (0.16)
     Diluted earnings (loss) per share - as reported                      0.10            (0.29)            (0.08)
     Diluted earnings (loss) per share - pro forma                        0.01            (0.39)            (0.16)


     Pro forma amounts reflect options granted after 1994 and may not be representative of amounts in future years.

     The fair value of each option  grant is  estimated on the date of the grant
     using  the   Black-Scholes   option  valuation  model  with  the  following
     assumptions:

                                                                            Years ended
                                                                           December 31,
                                                                     1997                1998               1999
                                                   ----------------------- ------------------- ------------------

     Expected dividend yield                                           0%                  0%                 0%
     Expected stock price volatility                                  27%                 82%                82%
     Risk-free interest rate                                         7.5%                5.5%               6.0%
     Expected life of options                                   4.5 years           4.7 years          5.5 years

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.   Share capital, continued

     (b)  Employee share purchase plan

     The Company established an Employee Share Purchase Plan ("the ESPP") effective November 1, 1999. A total of 250,000 shares are authorized for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates. No shares were issued pursuant to the ESPP in the year ended December 31, 1999.

     (c)  Warrants

     As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at CAD $9.06 (USD $6.27). The warrants expire on April 30, 2000. The fair value of the warrants was estimated to be CAD $1.81 (USD $1.25) per warrant, using the Black-Scholes option-pricing model.

8.   Income taxes

     Earnings (loss) from continuing operations before provision of income taxes consisted of:

                                                                         Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1997             1998             1999
                                                            ----------------- ---------------- ----------------
     Canada                                                          $ 2,462        $ (1,796)          $ (252)
     Other                                                               612          (1,901)            (506)
                                                            ----------------- ---------------- ----------------
                                                                     $ 3,074        $ (3,697)          $ (758)
                                                            ================= ================ ================

     The provision for income taxes consisted of the following:

                                                                         Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1997             1998             1999
                                                            ----------------- ---------------- ----------------

     Current
          Canada                                                      $  ---           $  ---            $ 291
          Other                                                          ---               88               50
                                                            ----------------- ---------------- ----------------
          Total current                                                  ---               88              341
                                                            ----------------- ---------------- ----------------

     Deferred
          Canada                                                       1,115            (444)             (85)
          Other                                                          419            (433)            (172)
                                                            ----------------- ---------------- ----------------
          Total deferred                                               1,534            (877)            (257)
                                                            ----------------- ---------------- ----------------

     Income tax provision                                            $ 1,534           $(789)            $  84
                                                            ================= ================ ================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

8.   Income taxes, continued

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% for each of the periods presented to earnings (loss) before income taxes and discontinued operations as shown in the following table:

                                                                               Years ended
                                                                               December 31,
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                                        1997             1998             1999
     ------------------------------------------------------ ----------------- ---------------- ----------------
     Combined Canadian federal and
        provincial income taxes at expected rate                      $1,406         $(1,686)          $ (346)
     Acquired in-process research and
        development, not tax deductible                                  398              300              ---
     Permanent and other differences                                    (76)              111              294
     Change in valuation allowance                                     (194)              302               21
     Foreign losses tax effected at lower rates                          ---               96               65
     State taxes                                                         ---               88               50
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                                      $1,534          $ (789)            $  84
     ------------------------------------------------------ ----------------- ---------------- ----------------

     As at December 31, 1999 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $5,205 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2003 and 2009. The potential tax benefits that may arise from the utilization of the $4,978 of these tax credits have not been recognized in these financial statements, because their realization is not considered more likely than not.

     The Company has losses for UK income tax purposes of approximately $780 which can be carried forward indefinitely to reduce future taxable income.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

8.   Income taxes, continued

     The tax effect of the temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below:

                                                                        December 31,
                                                                ----------------------------------
                                                                             1998            1999
                                                                ------------------ ---------------
     Deferred tax assets
          Tax loss carry forwards                                         $   106          $  182
          Goodwill and acquired technology
                                                                              867           1,007
          Investment tax credits recoverable                                  213             220
          Share issue costs                                                   109              69
          Other                                                                50              80
                                                                ------------------ ---------------
          Total gross deferred tax assets                                   1,345           1,558
          Less: valuation allowance                                         (539)           (560)
                                                                ------------------ ---------------
          Total deferred tax assets                                           806             998
                                                                ------------------ ---------------

     Deferred tax liabilities
          Research and development expenses                                 (551)           (366)
          Tax depreciation in excess of accounting                          (504)           (537)
          Investment tax credits                                             (97)           (184)
                                                                ------------------ ---------------
          Total deferred tax liabilities                                  (1,152)         (1,087)
                                                                ------------------ ---------------

     Net deferred tax liabilities                                         $ (346)          $ (89)
                                                                ================== ===============

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

9.   Earnings (loss) per share


     Basic earnings (loss) per share are based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted earnings per share.

     The following weighted average number of shares was used for the computation of earnings (loss) per share:

                                                                                   Years ended
                                                                                  December 31,
                                                                 ------------------------------------------------
                                                                            1997            1998            1999
                                                                 ---------------- --------------- ---------------
     Weighted average shares used in
          computation of basic earnings per share                      9,234,926       9,860,218      10,077,496

     Weighted average shares from
          assumed conversion of dilutive options                         372,994             ---             ---
                                                                 ---------------- --------------- ---------------

     Weighted average shares used in
          computation of diluted earnings per share                    9,607,920       9,860,218      10,077,496
                                                                 ================ =============== ===============

10.  Commitments

     The Company has entered into various operating lease agreements with remaining terms of up to ten years, for office premises and equipment. As at December 31, 1999, the minimum lease payments are approximately as follows:

                 2000                                            $ 756
                 2001                                              796
                 2002                                              797
                 2003                                              797
                 2004                                              843
                 2005 and thereafter                             4,316
                 --------------------------------      ----------------
                                                                $8,305
                 ================================      ================


     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada will contribute 31% of the costs incurred in the development of these products to a maximum contribution of $4,350. In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of $7,400 commencing January 1, 2001. During the year ending December 31, 1999, the Company claimed and credited $219 against research and development expenses.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

11.  Segmented information

     In the opinion of management, the Company operates in the digital signal processing systems industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all assets and operations are in Canada. A summary of sales by region and by major customers is as follows:

                                                                      Years ended
                                                                      December 31,
     ------------------------------------------ ---------------------------------------------------
                                                           1997              1998             1999
     ------------------------------------------ ---------------- ----------------- ----------------
     By Region
     United States                                      $22,284           $21,821          $21,325
     Other                                                3,923             4,179            5,066
     ------------------------------------------ ---------------- ----------------- ----------------

     Total Sales                                        $26,207           $26,000          $26,391

     By Major Customer
     Customer A                                         $ 6,583           $ 6,251          $10,056
     Customer B                                           4,843               ---              ---
     Customer C                                           1,827             2,098            1,983
     Customer D                                             ---               ---            3,963
     ========================================== ================ ================= ================

12.  Discontinued operations

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

     The operating results of this business segment were as follows:

                                                       Years ended December 31,
     -------------------------------------- -----------------------------------------------
                                                       1997            1998           1999
     -------------------------------------- ---------------- --------------- --------------
     Revenue                                          $ 517           $ ---          $ ---
     Gross margin                                       191             ---            ---
     Expenses                                         1,066             ---            ---
     Provision for taxes                              (340)             ---            ---
     -------------------------------------- ---------------- --------------- --------------
     -------------------------------------- ---------------- --------------- --------------
     Loss from discontinued operations              $ (535)           $ ---          $ ---
     -------------------------------------- ---------------- --------------- --------------

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

13.  Financial instruments


     a)   Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate fair value due to their short maturities. Due to the uncertainty over the timing of repayment, the fair value of the Company's long term debt is not reasonably determinable.

     b)   Foreign exchange risk management

     The Company utilizes future exchange and currency option contracts to manage its exposure to fluctuations in foreign exchange rates which typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability. At December 31, 1999, the Company had futures exchange and currency option contracts with a notional principal of $4,000 (December 31, 1998 - $1,061) maturing between March 3, 2000 and June 20, 2000. At
     December 31, 1999 and December 31, 1998, deferred gains and losses on future exchange and currency option contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

     The fair values of future exchange and currency option contracts are evaluated by obtaining quotes from brokers. At December 31, 1999 and December 31, 1998 there were no carrying amounts related to future exchange and currency option contracts on the consolidated balance sheets. Future exchange and currency option contracts to sell $4,000 had an estimated fair value of $4,045 at December 31, 1999 compared to future exchange contracts to sell $1,061 with an estimated fair value of $1,051 at December 31, 1998.

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

     A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 1999, 1998 and 1997 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

14.  Supplementary information

                                                                                  Years ended
                                                                                  December 31,
                                                              -----------------------------------------------------
                                                                        1997              1998                1999
                                                              --------------- ----------------- -------------------

     Cash received for interest                                         $ 33              $ 22                $ 56
     Cash paid for:
       Interest                                                            3               149                 152
        Income taxes                                                     ---                15                  13
     Non-cash financing and investing activities
        Issue of shares for acquisition of the
          net assets of Alex Computer Systems,
          net of share issue expenses                                    ---             4,787                 ---
        Issue of warrants for acquisition of the
          net assets of Alex Computer Systems                            ---               140                 ---
        Issue of shares for acquisition of 3L
          Limited, net of share issue expenses                           934               ---                 ---
     Rent expense                                                        366               512                 672
     Bad debt expense                                                     83                17                  14
     Foreign exchange gains                                              323               287                  37

         (b)  Exhibits

         All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.


2.1      --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited.
3.1      --       Certificate of Incorporation (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992).
3.2      --       Articles of the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)).
4.1      --       Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820)).
4.2      --       Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company's Registration Statement in Form S-8 (No. 333-30136))..
4.3      --       Form of Stock Option Agreement (incorporated by reference to the Company's Registration
                       Statement in Form S-8 (No. 333-30136)).
4.4      --       Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's Registration Statement in Form S-8 (No. 333-30136))..
10.1     --       License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company
                       (incorporated  by  reference to the  Company's  Report on
                       Form 20-FR filed on February 26, 1992).
10.2     --       Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound
                       Images PLC and the Company (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1997).*
10.3     --       Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form
                       F-1 (No. 333-4820).
10.4     --       Lease agreement, as amended, between KAB Properties Inc. and the Company (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820)).
10.5     --       General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company;
                       Agreement dated January 31, 1995 executed by the Company (incorporated by reference to the
                       Company's Registration Statement on Form F-1 (No. 333-4820)).
10.6     --       Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the
                       Company; Commitment Letter dated January 4, 1995 between the Company and the Bank of
                       Montreal (incorporated by reference to the Company's Registration Statement on Form F-1
                       (No. 333-4820)).
10.7     --       Commitment  Letter dated November 14, 1997 between the Company  and  the  Bank  of  Montreal
                       (incorporated  by reference to the  Company's  Report on Form 20-F filed on June 30, 1998).
10.8     --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company's Registration
                       Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).
10.9     --       Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc.
                       and Alex Informatics Inc. (incorporated by reference to the Company's Registration
                       Statement on Form F-3 filed on June 30, 1998 (No. 333-58115)).
10.10    --       Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc.
                       (incorporated by reference to the Company's Registration Statement on Form F-3 filed on
                       June 30, 1998 (No. 333-58115)).
10.11    --       Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot
                       (incorporated by reference to the Company's Registration Statement on Form F-3 filed on
                       June 30, 1998 (No. 333-58115)).


10.12    --       Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer
                       Systems, Inc. (incorporated by reference to the Company's Registration Statement on Form
                       F-3 filed on June 30, 1998 (No. 333-58115)).
10.13    --       Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada
                       (incorporated by reference to the Company's Amendment No.4 to its Registration Statement
                       on Form F-3 (No. 333-58115)).
27       --       Financial Data Schedule.

*    Confidentiality  requested.  Confidential  portions  have been  omitted and  filed  separately  with the
           Commission,  as  required by Rule 24b-2 of the Securities Exchange Act of 1934.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on June 26, 2000.

                                    SPECTRUM SIGNAL PROCESSING INC.

                                By: /s/ Martin McConnell
                                    --------------------
                                    Martin McConnell
                                    Vice President and Chief Financial Officer