Form 20-F
period 2000-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2001-07-02
CIK 884455

FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                  OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

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

          Title of each class                Names of each exchange on which
                                                        registered
              None
                                                      Not Applicable

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

As of December 31, 2000, the Registrant had outstanding 12,139,868 common shares, without par value (the "Common Shares").

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]     No  [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                                              1
         All monetary references throughout this Annual Report are expressed in United States dollars ("$"), except where indicated as Canadian dollars ("Cdn$"). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

         When used in this Annual Report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company's operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: general economic conditions; dependence on significant customers and suppliers ; success of and requirements of original equipment manufacturers; revenues from development contracts; rapid changes in technology; competition; ability to manage growth and integrate acquisitions; actions by governmental authorities; and foreign currency and exchange rate fluctuations. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the SEC contain certain forward looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be to reflect events  or  circumstances  after  the  date  hereof  or  to  reflect  events  or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those which are detailed from time to time in the Company's SEC filings.

         MEDIA-LINK(R), DSP-LINK(R) and VASP(R) are registered marks in Canada and the U.S.; ACCELERA, DSP and Office F/X are registered trademarks of the Company in Canada only. This Annual Report also contains trade names and trademarks of other companies.

         The Company hereby incorporates by reference the contents of this Report on Form 20-F into its registration statement on Form F-3 (File No. 333-58115)

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2. Offer Statistics and Expected Timetable.

         Not applicable.

Item 3. Key Information.

A.       Selected Financial Data

         The selected consolidated financial data for the Company presented below under the captions "Statements of Operations Data" for the years 1996, 1997, 1998, 1999 and 2000 and "Balance Sheet Data" as of December 31, 1996, 1997, 1998, 1999 and 2000 is derived from the Company's consolidated financial statements which have been audited by KPMG, LLP, independent auditors. The selected consolidated statement of operations data presented below for the year ended December 31, 1998, 1999 and 2000 and consolidated balance sheet data as of the years ended December 31, 1999 and 2000 are derived from the Company's audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statement of operations data presented below for the years ended December 31, 1996 and 1997 and consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from the Company's audited consolidated financial statements that are not included in this Annual Report. The Company's audited consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States. The selected financial data presented below should be read in conjunction with the information contained in Item 5 "Operating and Financial Review and Prospects" and the financial statement and notes thereto contained in Item 18 "Financial Statements."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                          Years Ended December 31,
                                                           --------------------------------------------------------
                                                                1996       1997      1998(1)     1999       2000
                                                                ----       ----      -------     ----       ----
Statements of Operations Data:
Sales                                                          $20,063    $26,207    $26,000    $26,391    $26,263
Cost of sales                                                    8,340     11,180     10,607     11,030     10,607
                                                               -------   --------   --------    -------    -------
Gross profit                                                    11,723     15,027     15,393     15,361     15,656
Administrative                                                   3,049      3,146      3,417      4,695      5,044
Sales and marketing                                              3,880      4,769      7,204      6,379      5,771
Amortization                                                       497        644      1,299      1,428      1,423
Research and development                                         2,130      2,536      4,374      3,591      7,080
Acquired in-process research and development charge                 --        872      2,640         --         --
                                                               -------   --------   --------    -------    -------
Earnings (loss) from operations                                  2,167      3,060    (3,541)      (732)    (3,662)
Interest income (expense) and bank charges                        (23)          2      (149)      (121)       (98)
Other income (expense)                                              29         12        (7)         95         93
                                                               -------   --------   --------    -------    -------
Earnings (loss) before income taxes and discontinued             2,173      3,074    (3,697)      (758)    (3,667)
operations
Income tax expense (recovery)                                      724      1,534      (789)         84          1
                                                               -------   --------   --------    -------    -------

Earnings (loss) from continuing operations                       1,449      1,540    (2,908)      (842)    (3,668)
Earnings (loss) from discontinued operations                       129      (535)         --         --         --
                                                               -------   --------   --------    -------    -------
Net earnings (loss)                                            $ 1,578     $1,005  $ (2,908)     $(842)   $(3,668)
                                                               =======     ======  =========     ======   ========
Foreign currency translation                                     (108)      (357)      (894)        485      (248)
                                                               -------   --------   --------    -------    -------
Comprehensive earnings (loss)                                    1,470        648    (3,802)      (357)    (3,916)
                                                               -------   --------   --------    -------    -------
Basic Earnings (loss) per share from continuing operations      $ 0.16     $ 0.17   $ (0.29)    $(0.08)    $(0.35)
Basic Earnings (loss) per share from discontinued                 0.01     (0.06)         --         --         --
                                                               -------   --------   --------    -------    -------
operations
Basic Earnings (loss) per share                                  $0.17      $0.11   $ (0.29)    $(0.08)    $(0.35)
                                                               -------   --------   --------    -------    -------
Weighted average number of common shares outstanding             9,195      9,235      9,860     10,077     10,411
(basic)
Diluted earnings (loss) per share from continuing
operations                                                       $0.15      $0.16    $(0.29)    $(0.08)    $(0.35)
                                                               -------   --------   --------    -------    -------
Diluted earnings (loss) per share from discontinued               0.01     (0.06)         --         --         --
                                                               -------   --------   --------    -------    -------
operations
Diluted earnings (loss) per share                               $ 0.16      $0.10    $(0.29)    $(0.08)    $(0.35)
                                                                ------      -----    -------    -------    -------
Weighted average number of common shares outstanding             9,782      9,608      9,860     10,077     10,411
(Diluted)

                                                                             As of December 31,
                                                           --------------------------------------------------------
                                                              1996       1997       1998       1999       2000
Balance Sheet Data:
Working capital                                                 $7,033     $7,514     $4,970     $5,344    $ 7,692
Total assets                                                    14,983     16,484     19,447     16,568     18,459
Long-term debt, net of current maturities                           --         75         75         --         --
Shareholders' equity                                             9,923     10,487     11,761     11,469     12,727



1) Includes results of operations of Alex Computer Systems from March 17, 1998, the effective date of the acquisition of substantially all the assets of Alex Computer Systems.

B.       Capitalization and Indebtedness

         Not applicable.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable.

D.       Risk Factors

         Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Change in Business Strategy

         In January 2000, the Company began implementing a new strategic plan under which it would target the packet-voice and wireless communications infrastructure markets. The Company intends to serve these markets through its Network Solutions and Wireless Systems groups. As a consequence of this shift, the Company has reduced its investment in the general purpose DSP market, in particular in its Sensor Systems group. During 2000, the Company's Sensor Systems group accounted for $7,079,000 in sales, or 27% of total revenues. While the Company intends to continue to sell its existing Sensor Systems products and service its existing customer base over the next several years, the Company does not have the same level of experience in selling to the packet-voice market, which is undergoing a rapid and profound evolution. Accordingly, the Company may not be successful in servicing the packet-voice market, or the wireless market, even while it shifts its focus from one of its traditional revenue generating markets. If the Company is not able to implement this new strategic plan, it may not succeed in growing or maintaining its revenues or profitability.

Rapid Technological Change and Competition

         The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. Certain competitors may have a technology or market advantage with respect to products that relate primarily to that competitor's specific area of expertise. Other companies participating in the DSP industry may enter the markets in which Spectrum competes.

         Certain trends in DSP technology, such as native signal processing and silicon integration, could displace certain of the Company's products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements also may affect orders.

Liquidity and Capital Resources

         The Company believes that cash generated from operations and borrowings available under the Company's line of credit with its commercial lender, as well as funds received from Technology Partnerships Canada, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Significant Customers

         In 1999 and 2000, the Company's largest customer, the U.S. government, accounted for approximately 38% and 21%, respectively, of the Company's sales during such periods. A significant reduction of purchases by Company's largest customers would have a material adverse effect on the Company's business, financial condition and results of operations. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. As a consequence, the amount of revenues directly attributable to the U.S. government declined from 1999 to 2000. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government. In addition, while the Company is not aware of any current plans by the U.S. government that may result in decreased government contract funding which would affect the Company's operations, there can be no assurance that the U.S. government procurements in the section of the market the Company serves will continue to be funded at the same level.

Reliance  on  Original   Equipment   Manufacturers;   Variability   of  Customer
Requirements; Nature and Extent of Customer Commitments

         Historically the Company's strategy has been to increase high volume product sales to OEM customers. The Company's results of operations thus will depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that these OEM customers will continue to rely, or expand their reliance, on the Company as an external source of supply for their DSP solutions, that other OEMs will become customers of the Company or that any customers will not terminate supply contracts or reschedule or decrease their level of purchases.

         The level and timing of orders placed by the Company's OEM customers varies due to OEM customers' efforts to manage inventory, changes in the OEM customers' manufacturing and distribution strategies, and variations in demand for OEM customers' products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments but instead works with its customers to anticipate the future volume of orders. Based on such anticipated future volumes, the Company makes significant commitments regarding the levels of business that it will seek and accept, the timing of production schedules, and the levels and utilization of personnel and other resources. From time to time, the Company will purchase components that require a long lead-time without customer commitment to pay for them. If customers cancel orders without sufficient notice, the Company's inventory and cash levels could be materially adversely affected.

Dependence on Third-Party Suppliers

         The Company purchases DSP microprocessors and certain other components from Analog Devices Inc., Texas Instruments Inc. and Broadcom Corporation, each of which is the sole manufacturer of the respective DSP microprocessor upon which Spectrum products have been developed. The Company does not have long-term agreements with these suppliers. While the Company has from time to time experienced shortages of components supplied by third parties, such shortages to date have not had a material adverse effect on operating results. Inability to obtain adequate supplies of DSP chips or components could delay the Company's ability to ship its products. If any software developed and maintained by third parties, which is incorporated into certain of the Company's products, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company's product lines, this could result in a decline in demand for the affected products.

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

Inflation, Foreign Currency Fluctuations and Hedging

         The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses, as stated in US dollars, would rise without a corresponding increase in revenues. This would have a material and adverse effect on the Company's net income.

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of derivative contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

Availability of Licenses

         The Company currently licenses a wide variety of intellectual property, such as various software and development tools, from others for use in its products and expects to incorporate such intellectual property owned by others into the products it develops in the future. There can be no assurance that the Company's present licenses do, or that its future licenses will, grant the Company adequate rights for a sufficient period of time to support its products and customers, or that the Company will be able to renew expired licenses on commercially reasonable terms.

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

Variability of Quarterly and Annual Operating Results

         The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:

o the general demand for embedded computers, embedded computer sub-systems and high performance DSP solutions,
o the success achieved by the Company's OEM customers in developing and marketing their product,
o    the volume and timing of orders received,
o    the mix of products and development fees,
o the timing of new product introductions by both the Company and its competitors,
o    pricing by both the Company and its competitors,
o    the Company's ability to develop and market new products,
o the Company's ability to manufacture its products at high quality levels and at commercially reasonable costs,
o    the availability and cost of DSP microprocessors,
o the timing and levels of sales and marketing expenditures and general economic conditions, and
o    changes in the customer's financial condition or budget.


Item 4. Information on the Company.

A.       History and Development of the Company

         Spectrum Signal Processing Inc. was incorporated under the laws of the Province of British Columbia on July 31, 1987. The Company's head office is located at 2700 Production Way, Suite 200, Burnaby, British Columbia, Canada V5A 4X1. The Company's registered and records office is located at 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1. The Company's address in the United States is 8201 Corporate Drive, 1140 Landover, Maryland USA 20785 and its telephone number is 301-459-8888.

B.       Business Overview

         Spectrum, based in Burnaby, B.C., is a technology company that designs, develops and markets high-density, real-time signal processing systems for the wireless and wireline (also known as packet-voice) communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to enable the convergence of different voice and data communications networks or to enable communication between different standards within the same network.

         Spectrum targets select high growth communications markets where real-time signal processing technology helps people communicate, gather data and interact with the world around them. The Company's Wireless Systems and Network Solutions groups serve the communications infrastructure market for wireless signal and packet-voice processing technology by providing commercial off-the-shelf signal processing solutions based on the needs of their target market and customers. Spectrum's solutions integrate leading manufacturers' programmable DSP microprocessors on its own optimized hardware architectures and further enhance system performance with proprietary and licensed signal processing software, ASICs and field programmable gate arrays.

Technology

         DSP involves the conversion of analog signals, including sound and light, into a stream of digital values that are then processed, manipulated, exchanged or stored by computing systems. DSP provides several advantages over analog signal processing, including: (1) higher degrees of signal compression, resulting in greater storage and communication capacity; (2) increased ability to process and manipulate data, resulting in enhanced product performance; and
(3) the ability to process and adapt to changing signals in real time. In addition, DSP permits easier development and upgrades of multi-functional products through the use of programmable software/ hardware combinations, thus shortening time-to-market for new products.

         The foundation of a DSP system is the DSP microprocessor, or chip, first introduced in the early 1980s by a number of semiconductor companies, including Texas Instruments Inc., AT&T Corporation, and Motorola Inc. Initial advances in DSP technology using DSP chips took place in government and commercial applications where high performance and speed were of paramount importance while cost was a secondary consideration.

Business Strategy

         The Company has historically targeted the general purpose DSP marketplace. In January 2000 the Company began implementing a new strategic plan targeting the packet-voice and wireless communications infrastructure market, which the Company serves through its Network Solutions and Wireless Systems groups. In addition, Spectrum continues to supply general-purpose DSP products to several existing long-term customers that fall outside the market focus of the Wireless or Network groups. In 2000, the Company reduced its investment in the general-purpose DSP market and its Sensor Systems group in particular. Resources from the Company's Sensor Systems group were reallocated to its Network Solutions and Wireless groups. Spectrum continues to sell existing Sensor Systems products and support existing customers, and will continue to do so. The Company believes this realignment of resources will enable Spectrum to more effectively focus its future capital investments and resources on core communications units and in turn generate cash flow to support key operations and accelerate growth plans.

         Network Solutions. The Company's Network Solutions group has developed and continues to develop advanced technologies and products to enable the convergence of telecommunications networks. Telecommunication networks are converging worldwide, creating an intertwined landscape of voice and data communication networks in both the wireline and wireless infrastructure. The rapid shift of voice communications onto advanced packet networks from the traditional public switched telephone network requires a new generation of technologies to seamlessly bridge these two worlds. The convergence of these two networks is expected to take years to occur. Spectrum's aXs(TM) family of products are being developed to perform voice-over-packet processing in voice gateways, enabling applications such as packet-based voice network backbones, voice over Internet protocol, voice over broadband access, packet network gateways, and high-density echo cancellation. Spectrum's network solutions products are targeted to be complete solutions including board-level optimized hardware, software and DSP firmware, offering a fast time to market advantage to telecommunications OEMs.

         On February 12, 2001, Spectrum's Network Solutions group announced a marketing and technology alliance with Broadcom Corporation. The alliance brings together Broadcom's CALISTO semiconductor and software technology with Spectrum's proprietary multiprocessor hardware, software and silicon design capabilities. The alliance provides Spectrum with access to the CALISTO semiconductor and related software, as well as development tools. Broadcom benefits from the alliance through the ability to expand its market reach and access customers that require a complete turnkey solution for integrated voice processing systems.

         Wireless Systems. The Company's Wireless Systems group focuses on two complementary facets of the wireless infrastructure market - commercial and government. To service both markets with flexible, high performance signal processing systems, the Wireless Systems group has developed the flexComm(TM) product family. Within the commercial wireless infrastructure market, the Wireless Systems group provides signal processing solutions for various components of wireless transmission including satellite ground stations, cellular base stations, smart antennae, beam forming applications and measurement systems. The Company's products enable its customers to quickly respond to the growth in wireless communications and maximize their current infrastructure investments by offering higher channel density, optimized signal collection and field upgradeability, and the ability to compensate for cable losses and poor signal reception.

         In addition, the Wireless Systems group develops hardware and software for government applications such as electronic countermeasures, surveillance and encryption. This group has developed sophisticated signal collection solutions including receivers that can scan and collect specific signals from among thousands in the radio frequency spectrum including cellular telephone, microwave, ship-to-shore and government transmissions. This group also develops signal processing equipment that is used to evaluate the characteristics of collected signals and select those signals likely to contain relevant information. While overall defense spending has decreased over recent years, the combination of continued government spending on cost-effective technology-based solutions and the mandated use of commercial off-the-shelf products has countered this overall trend with respect to DSP equipment sales. The Company's customers in this market include Hughes Network Systems, Inc., Agilent Technologies, Inc., Raytheon Corporation and the U.S. Department of Defense.

Products

         Each of Spectrum's two business groups designs signal processing systems based on the demands of their specific market and the needs of their target customers.

         The Network Solutions group's aXs(TM) family of packet-voice processing engines is targeted at large and mid-sized telecommunication OEMs and enable the convergence of voice and data networks for next-generation telecommunications applications. The aXs(TM) product line currently offers more than double the channel density of currently released competitive products and an extremely flexible signal processing solution that can be easily integrated into carrier-class wireline network applications.

         The advantages of the aXs(TM) products family include high-density hardware and a flexible software framework. The Networks Solutions group has designed a standard hardware platform that is programmed to perform specific voice processing tasks using application specific algorithms, some of which Spectrum licenses from Virata Corporation. The aXs high-density hardware platform, combined with Spectrum software and silicon technology enables customers to process more voice channels in less space, using less power which enables gateway providers to reduce their infrastructure costs. The flexibility of the aXs platform enables Spectrum to program a solution with only the software needed by the customers to maximize the overall performance of the system.

         Spectrum's Wireless Systems group designed the flexComm(TM) wireless communications product line to target both the commercial and defense wireless communications market, enabling customers to incorporate as much or as little of the Spectrum system as they need.

         In addition, Spectrum's Accelera(TM) software development environment can reduce a customer's time to market by facilitating the porting of their application specific software onto the flexComm(TM) system.

         The prices for products currently offered by the Company generally range from $1,000 to $20,000 per board for standard products (including the Company's catalog product offerings) and up to $30,000 for the Company's customized DSP boards.

Research and Product Development

         The Company believes that continued investment in research and development will be critical to the Company's future success. The Company's research and product development efforts focus primarily on the development of next generation products for the wireline and wireless communications infrastructure markets. Wireless Systems and Network Solutions each maintain a team of software and hardware engineers dedicated to the development of integrated hardware and software solutions for their specific target market.

         The  Company   generates  a  small  percentage  of  its  revenues  from
development contracts with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products and sometimes provide for a production commitment. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company is currently conducting development work under development contracts with several of its customers. The Company intends to continue to seek development contracts with strategic partners.

Engineering

         Spectrum's technical strengths include high-density hardware design, software development capabilities and its ASIC design team. The Company believes that combining these strengths enables Spectrum to provide its customers with completely integrated signal processing systems that meet the needs of both of its target markets.

         Spectrum's ASIC design team has developed nine different ASICs within the last ten years. The latest chip from this group is called the Solano(TM)(patent pending). The SolanoTM ASIC enables the movement of large amounts of data into, within, and out of signal processing systems. This chip technology is proprietary and the Company believes it will play an important role in Spectrum's future wireless and wireline product strategies.

         The Company's engineers use a broad array of proprietary and licensed signal processing technologies to identify the appropriate hardware and/or software solution for each application. The Company's engineers work with their customers' counterparts early in the design process to ensure that the benefits of Spectrum's systems are fully realized in the customer's end product. Established signal processing design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team conducts pre-production tests to give customers the opportunity to observe how a system functions in an application so that necessary adjustments can be made before final production. When the customer has approved a signal processing design, the Company has the product manufactured in the quantity desired by the customer. The Company's engineers also assist customers with project management, test software developments, board layout and manufacture, and system integration and testing.

Customers

         The Company supplies signal processing system solutions to a diversified base of customers representing a wide range of industries and applications. The Company conducted business with over 175 customers in 2000, a small number of which accounted for a substantial portion of Spectrum's revenue. The Company's largest customer, the U.S. Government, accounted for approximately 38% and 21% of the Company's sales in 1999 and 2000, respectively. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. As a consequence, the amount of revenues directly attributable to the U.S. government declined from 1999 to 2000.

Competition

         The wireless and wireline communications infrastructure markets for signal processing systems are intensely competitive. The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price. The Wireless Systems and Network Solutions groups compete against in-house development teams at several of their target customers. Many of Spectrum's target customers have significant financial and research and development resources and could make the decision the design the signal processing system for their application in-house. Spectrum believes that the trend towards outsourcing and purchasing commercial off-the-shelf products is growing. In addition, Spectrum provides its customers with a compelling reason to outsource because of its proprietary technology, customer support, software algorithms and tools that reduce time to market.

     In the Network Solutions group's market, the Company faces competition from companies including AudioCodes Ltd., NMS Communications, Inc., Blue Wave Systems Inc. and Dialogic Corporation. In the Wireless Systems group's market, the Company faces competition from companies including Blue Wave Systems Inc. Mercury Computer Systems Inc. and Pentek Inc. The Company anticipates additional competitors, some of which may also have greater financial and other resources, in each of its target markets over the next several years.

Sales, Marketing and Distribution

         The Company's sales and marketing strategy is to develop strategic customer relationships within each of its target markets so that it can begin to work with its customers at the initial stages of their product development cycle. The Company believes that early access to a customer's product plans enables it to support and influence the end product development and ultimately support volume production requirements.

         Most of the Company's revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland, California, Texas and the United Kingdom. Spectrum has a senior sales team, which is supported by field applications engineers, who work closely with the sales team and with customers. They play a key role in pre-sales technical support by assisting customers with product development and system integration. All of Spectrum's sales force is trained on the Company's products and services on a quarterly basis.

         The Company currently maintains distribution agreements with international distributors covering Australia/New Zealand, the Benelux countries, Canada, China, France, Germany, Hong Kong, India, Israel, Italy, Japan, Norway, South Korea, Singapore, Malaysia, Indonesia and Taiwan.

Operations

         The Company's administrative and operations group manages the Company's logistics, manufacturing, and purchasing functions. The Company's finance and administration group also includes the quality control functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board-level products, cable assemblies and some silicon manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, marketing, sales and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9002 certification in January 1994 and ISO 9001 certification in December 1994.

         The Company supports its ISO 9001 quality standards with after-sale technical support, which is especially desired by customers relying on the Company's design engineers rather than in-house engineering personnel. The
Company's  support  hotline  is  staffed  with  application  engineers  who  are experienced in a broad variety of hardware and software products. The application engineers document problems or questions reported by customers creating a database that assists in the timely resolution of future questions. This database also serves as a tool to the Company's product managers for redefinition and improvements to the Company's product line.

         The Company has incorporated a U.S. subsidiary in Delaware in which U.S. sales and marketing, and some development, operations will be consolidated. The U.S. subsidiary has a separate board of directors, composed of three U.S. citizens, each of whom holds a security clearance. These individuals will be the trustees of a voting trust created to vote the shares of the subsidiary that are owned by the Company.

         The Wireless Systems group's government communications business will operate in the Landover, Maryland facility, which the Company believes should benefit from its proximity to the Washington, D.C. area since its largest customer is the U.S. government. The Company's commercial wireless business will remain in Burnaby, B.C. These two teams will continue to cooperate on common technology platforms to leverage the Company's technologies into both markets.

Suppliers

         The Company's DSP solutions incorporate a number of products and components that are sourced from third-party suppliers, including Texas Instruments, Analog Devices and Broadcom Corporation. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure third-party components are available from multiple vendors, certain signal processing solutions however are based upon manufacturer-specific DSP microprocessors. The Company believes that each supplier has a manufacturing capability in more than one location. This geographic diversification is intended to reduce the risk of an interruption in product availability. The Company does not have long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on the Company's ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

C.       Organizational Structure

         Spectrum is organized into two business groups focusing on the Company's target markets. The Network Solutions group and the Wireless Systems group are supported by an administrative and operations group based at Spectrum's head office in Burnaby, British Columbia. Spectrum has two wholly owned subsidiaries, Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited has been established to consolidate Spectrum's European and UK operations.
Spectrum Signal Processing (USA) Inc. has been established as a vehicle to consolidate and focus Spectrum's U.S. operations. Operating principally from Spectrum's office located in Landover, Maryland (which benefits from its proximity to the Washington, D.C. area), Spectrum Signal Processing (USA) Inc. will serve as a base for Spectrum's government related communication business operations once these functions are transferred there within approximately the next six months.

D.       Property, Plants and Equipment

         On July 1, 1999, the Company occupied new premises in One Spectrum Court at 2700 Production Way pursuant to a lease with KAB Properties Inc. The term of the lease is ten years, expiring June 30, 2009. The initial premises comprise 62,500 square feet, and the Company has an option to lease an additional 12,000 square feet in the building. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one time right to cancel the lease, with notice to be granted prior to June 30, 2005, and the cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $730,000.

         The Company also leases office space in California, Maryland, Texas and the United Kingdom.

                                    GLOSSARY


Certain words and terms used throughout the business section are defined below:

"Algorithm" means a defined procedure for solving a problem or performing an operation. Algorithms are implemented on a computer through a stored sequence of instructions;

"ASIC" means an application-specific integrated circuit. A broad term that refers to integrated circuits that are custom, semi-custom or user-programmable;

"Chipset" means one or more DSP microprocessors that are bundled with other chips such as ASIC, memory and audio chips;

 "Digital signal" means the representation of information as discrete values (e.g., a stream of digits in the form of 1s and 0s). Modern electronic equipment uses digital rather than analog techniques so that computer technology may be employed;

"DSP microprocessor" means a specialized microprocessor optimized for the unique processing and data flow requirements of DSP algorithms and software. DSP microprocessors differ from most microprocessors in two respects: (1) the primary function of the microprocessor is to mathematically process continuous external signals rather than manipulate stored data, and (2) the data is processed in real time rather than in the `batch' approach often used in general data processing;

"Packet Network Gateway" means a device that links the public switched telephone network, or PSTN, with new packet networks such as the Internet. Voice signals are transmitted differently within the PSTN and packet networks. Gateways convert voice between the PSTN format and the packet network format and are therefore a key element of convergence;

"Voice over Internet protocol" means a set of facilities for managing the delivery of voice information sent from one computer to another over the Internet;

 "Wireline" refers to any communication service that operates over a wire.

Item 5. Operating and Financial Review and Prospects.

         The following discussion and analysis is based on and should be read in conjunction with the Company's financial statements and the notes related thereto, contained in Item 18, "Financial Statements".

A.       Operating Results

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing systems for the wireless and wireline (also known as packet-voice) communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to enable the convergence of different voice and data communications networks or to enable communication between different standards within the same network.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

Results of Operations

c                                                           Years Ended December 31,
                                                    -----------------------------------------
                                                         1998       1999       2000
                                                         ----       ----       ----
Sales                                                    100.0%     100.0%     100.0%

Cost of sales                                             40.8       41.8       40.4
                                                       ------------------------------
Gross margin                                              59.2       58.2       59.6

Administrative                                            13.2       17.8       19.2
Sales and marketing                                       27.7       24.2       22.0
Research and development                                  16.8       13.6       27.0
Amortization                                               5.0        5.4        5.4
Acquired in-process research and development charge       10.1          -          -
                                                       ------------------------------
Loss from operations                                     (13.6)      (2.8)     (14.0)
Interest expense and bank charges                         (0.6)      (0.5)      (0.4)
Other income                                                 -        0.4        0.4
Loss before income taxes                                 (14.2)      (2.9)     (14.0)
                                                       ------------------------------
Income tax (expense) recovery                              3.0       (0.3)       0.0
                                                       ------------------------------
Net loss                                                 (11.2)      (3.2)     (14.0)
                                                       ------------------------------

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         Sales. Net sales in 2000 were $26,263,000, a decrease of $128,000, or 0.5%, compared to sales in 1999. Included in sales were revenues from the Company's internally developed Texas Instruments-based products of $16,532,000, or 62.9% of sales, compared to $11,101,000, or 42.1% of sales in 1999. Also included were revenues from the Company's Analog Devices-based products of $7,079,000, or 27.0% of sales, compared to $6,241,000, or 23.6% of sales in
1999. Also included in sales in the year were sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $602,000, or 2.3% of sales, compared to $2,057,000, or 7.8% of sales in 1999. Included in sales in 2000 were development contract fees of $652,000, or 2.5% of sales, compared to development contract fees of $1,505,000, or 5.7% of sales in 1999. The Company actively sells its internally developed products to customers that have historically purchased Blue Wave Systems, Inc-developed products. The increase in sales of Spectrum-developed products and decrease in sales of Blue Wave Systems, Inc.-developed products was due to this sales activity.

         Gross Profit. Gross profit increased to $15,656,000 in 2000 from $15,361,000 in 1999, an increase of 1.9%. Gross margin (profit as a percentage of sales) increased slightly to 59.6% in 2000 from 58.2% in 1999. The lower gross margin in 1999 compared to that during 2000 was due primarily to charges relating to the write off of obsolete inventory during the 1999 period. The Company's historical gross margin has varied period to period due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

         Administrative, Sales and Marketing. AS&M expenses were $10,815,000, or 41.2% of sales in 2000, compared to $11,074,000, or 42.0% of sales in 1999. The decrease in AS&M expenses was attributable to certain 1999 non-recurring charges relating to an executive separation agreement, executive recruitment and strategic planning activities. AS&M expense reductions for 2000 were partially offset by increased facilities-related expenses associated with the Company's move to new premises in July 1999.

         Amortization. Amortization expense in 2000 remained relatively flat at $1,423,000, or 5.4% of sales compared to $1,428,000, or 5.4% of sales in 1999.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. Research and development expenses were $7,080,000, or 27.0% of sales in 2000, compared to $3,591,000, or 13.6% of sales in 1999. R&D expenses incurred in 2000 consisted primarily of costs associated with new product developments undertaken by the Company, including both Texas Instruments-based and Analog Devices-based products. The increase in R&D expenditures resulted from increased development activity and the addition of the Company's Network Solutions research and development group.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was a net expense of $5,000 in 2000 compared to a net expense of $26,000 in 1999. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility.

         Income Taxes. The Company's net provision for income tax was $1,000 in 2000, compared to $84,000 in 1999.

         Net Loss. The Company had a net loss of $3,668,000 in 2000, compared to a net loss of $842,000 in 1999. The Company's loss per share (basic) in 2000 was $0.35, compared to a loss per share (basic) of $0.08 in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Sales. Net sales in 1999 were $26,391,000, an increase of $391,000, or 1.5%, compared to sales in 1998. Included in sales were revenues from the Company's internally developed Texas Instruments-based products of $11,101,000, or 42.1% of sales, compared to $7,511,000, or 28.9% of sales in 1998. Also included were revenues from the Company's Analog Devices-based products of $6,241,000, or 23.6% of sales, compared to $5,791,000, or 22.3% of sales in
1998. Also included were sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $2,057,000, or 7.8% of sales, compared to $4,872,000, or 18.7% of sales in 1998. Included in sales in 1999 were development contract fees of $1,505,000, or 5.7% of sales, compared to development contract fees of $1,530,000, or 5.9% of sales in 1998. The Company actively sells its internally developed products to customers that have historically purchased Blue Wave Systems, Inc-developed products. The increase in sales of Spectrum-developed products and decrease in sales of Blue Wave Systems, Inc.-developed products was due to this sales activity. The increase in sales of Analog Devices-based products reflects the Company's expansion of its Analog Devices-based product line. The variation in the Company's sales from period to period was also due to ordinary course fluctuations in the timing and amount of orders.

         Gross Profit. Gross profit remained relatively flat at $15,361,000 in 1999 compared to gross profit of $15,393,000 in 1998. Gross margin (profit as a percentage of sales) decreased slightly to 58.2% in 1999 from 59.2% in 1998. The lower gross margin in 1999 compared to that during 1998 was due primarily to charges relating to the write off of obsolete inventory during the 1999 period. The Company's historical gross margin has varied period to period due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

         Administrative, Sales and Marketing. AS&M expenses were $11,074,000, or 42.0% of sales in 1999, compared to $10,621,000, or 40.9% of sales in 1998. AS&M expenses were higher in 1999 due to increased facilities-related expenses associated with the Company's move to new premises in July 1999, as well as charges during 1999 related to a specific executive separation agreement, executive recruitment and strategic planning initiatives.

         Amortization. Amortization expense in 1999 was $1,428,000, an increase of $129,000, or 9.9% over 1998. The increase in amortization expense reflects the Company's amortization of goodwill and other intangibles acquired pursuant to the Company's acquisition of the net assets of Alex Computer Systems in the first quarter of 1998.

         Acquired In-process Research and Development Charge. Acquired In-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. An IPR&D charge of $2,640,000 (restated) was expensed in the first quarter of 1998 in connection with the purchase of the net assets of Alex Computer Systems based on management's discounted cash flow valuation. No IPR&D charges were taken during the 1999 period.

         Research and Development. Research and development expenses were $3,591,000, or 13.6% of sales in 1999, compared to $4,374,000, or 16.8% of sales in 1998. R&D expenses incurred in 1999 consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. Total research and development expenditures, including those capitalized as software and related development costs, were $3,591,000, or 13.6% of sales in 1999, compared to $4,852,000, or 18.7% of sales in 1998. R&D expenditures of $478,000 were capitalized in 1998 in connection with certain development activities based on Texas Instrument's C6x processor. These development projects were completed in 1998. The reduction in absolute R&D expenditures reflects the cost savings following the Company's reorganization and reduction of development programs which were realized beginning in the fourth quarter of 1998, as well as certain cost savings arising from the completion of the integration of the development activities of Alex Computer Systems.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was a net expense of $26,000 in 1999 compared to a net expense of $156,000 in 1998. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility.

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

Hedging

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

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

B.       Liquidity and Capital Resources

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         The Company has a credit facility with a Canadian Chartered Bank (the "Bank") consisting of a Cdn$5,000,000 (approximately $3,335,000) operating line of credit (the "Line of Credit"). The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the Line of Credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the Line of Credit as of December 31, 2000 were negligible. The Company has no significant long term debt at December 31, 2000.

         At December 31, 2000 and December 31, 1999, the Company's net cash surplus was $2,538,000 and $1,422,000 respectively. Net cash provided by (used for) operating, financing and investing activities was $1,116,000 and $(271,000) in the years ended December 31, 2000 and December 31, 1999 respectively.

         The Company's net accounts receivable balance, at December 31, 2000 and December 31, 1999 was $7,598,000 and $6,461,000 respectively. The increase in accounts receivable was attributable to an increase in non-trade receivables including amounts due from Technology Partnerships Canada. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $1,268,000 during the year ended December 31, 2000 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at December 31, 2000.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4,200,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a contingently repayable investment, with repayment beginning no earlier than 2001, if new products are developed and offered for sale by the Company, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,600,000 (Cdn$11,400,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,600,000 (Cdn$11,400,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

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

Charges Related to Acquired In-process Research and Development

         During 1998, the Company completed an acquisition, some of the assets of which included in-process research and development. The Company regarded its acquisition of Alex Computer as an opportunity to expand its product offerings to include products based on the Analog Devices ("AD") processor. The acquisition of Alex Computer was accounted for using the purchase method of accounting. A portion of the purchase price for the acquisition was allocated to in-process research and development, which resulted in a charge of approximately $2,640,000 in 1998.

         The efforts required to develop the acquired in-process research and development into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can meet their design requirements, including function, features and technical performance requirements.

         The Company based its determination of the acquired in-process research and development allocation on guidance given by the U.S. Securities and Exchange Commission and considered such factors as degree of completion, technological and market uncertainties, costs incurred and projected costs to complete. Acquired in-process research and development projects continue to progress, in all material respects, consistent with management's original assumptions used to value the acquired in-process research and development.

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

         Hammerhead Development System - a development platform for generation two-based systems, an AD processor offering an improvement in performance to then-existing technologies. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the IPR&D had nominal value and the cost of completion at $380,000. The project was completed in 2000. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks relating to the project.

         Hammerhead VME, PCI, cPCI boards and PMC Modules - circuit board architectures built around AD's generation two processor. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $1,570,000 and the cost of completion at $705,000. The Company expects to complete the project in 2001. At the time of the acquisition, the Company regarded technical feasibility, accurately estimating future costs and market acceptance as the principal risks relating to the project.

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

C.       Research and Development, Patents and Licenses

Research and Development

         Details of the Company's research and development expenditures can be found under "Operating Results" in Item 5A and "Liquidity and Capital Resources" in Item 5B above.

Patents and Licenses

         The Company relies to a large extent upon its proprietary technology. The Company has acquired expertise in developing, and has developed, a number of proprietary DSP technologies, including: board designs from consumer-focused single processor DSP solutions to government/aerospace-focused multi-processing DSP systems, DSP audio and telephony software, industry standard application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company historically has not sought patent protection of its products in Canada, the United States or abroad, while the Company has applied for a U.S. patent on its SolanoTM ASIC technology.

         With  respect  to  its  own  products,  the  Company  claims  copyright protection for every circuit board, ASIC or software program developed internally. The Company has trademarks registered in Canada and the United States for MEDIA-LINK(R), DSP-LINK(R) and VASP(R), and is seeking registration for AcceleraTM software, SolanoTM ASIC, and the aXsTM product line in the U.S. AcceleraTM software is registered in Canada.

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

D.       Trend Information

Market Trends

         In January 2000, the Company began implementing a new strategic plan under which it would target the packet-voice and wireless communications infrastructure markets. The Company intends to serve these markets through its Network Solutions and Wireless Systems groups. As a consequence of this shift, the Company has reduced its investment in the general purpose DSP market, in particular in its Sensor Systems group. During 2000, the Company's Sensor Systems group accounted for $7,079,000 in sales, or 27% of total revenues. While the Company intends to continue to sell its existing Sensor Systems products and service its existing customer base over the next several years, the Company does not have the same level of experience in selling to the packet-voice market, which is undergoing a rapid and profound evolution. Accordingly, the Company may not be successful in servicing the packet-voice market, or the wireless market, even while it shifts its focus from one of its traditional revenue generating markets. If the Company is not able to implement this new strategic plan, it may not succeed in growing or maintaining its revenues or profitability. See "Business Strategy" in Item 4B.

         An additional sales trend has been a continuation of the Company's traditional reliance on a few large customers for a large part of its revenue. For example, the U.S. Government accounted for 21% of the Company's revenues in 2000 and 38% of revenues in 1999. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. As a consequence, the amount of revenues directly attributable to the U.S. government declined from 1999 to 2000. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government. Also, over the last two years, the proportion of the Company's revenue attributable to the Company's third party distribution channel has greatly increased, rising to 20% in 2000.

         Current production trends include the continuation of the Company's pursuit of a build-to-order methodology, under which Spectrum attempts to acquire inventory only after a customer order is received, which reduces inventory on hand. The Company does, however, maintain some inventory of components and finished goods for certain of its products that have historically had a high rate of turnover.

         The Company is not aware of any identifiable trends with respect to its cost and selling prices. Though the Company's cash position is slightly stronger than in previous years, maintaining adequate cash-on-hand remains an important issue for the Company.

Item 6. Directors, Senior Management and Employees.

A.       Directors and Officers

         The directors and executive officers of the Company are as follows:

---------------------------------------------------------------------------------------------------------------------
Name and Municipality of Residence      Age    Position
---------------------------------------------------------------------------------------------------------------------
Kenneth A. Spencer (1)(2)(3)(4)         57     Chair of the Board and Director
---------------------------------------------------------------------------------------------------------------------
Pascal Spothelfer(2)(4)                 40     President, Chief Executive Officer and Director
---------------------------------------------------------------------------------------------------------------------
David Hobbs                             45     Vice President and Chief Technical Officer
---------------------------------------------------------------------------------------------------------------------
Douglas Johnson                         37     Vice President, eBusiness and Operations
---------------------------------------------------------------------------------------------------------------------
Brian Lowe                              51     Vice President, Wireless Systems
---------------------------------------------------------------------------------------------------------------------
Martin McConnell                        49     Vice President, Finance, Chief Financial Officer and Secretary
---------------------------------------------------------------------------------------------------------------------
                                               Vice President, Network Solutions and acting Vice-President, Sensor
Andrew Talbot                           36     Systems
---------------------------------------------------------------------------------------------------------------------
Irving G. Ebert (1)(3)                  52     Director
---------------------------------------------------------------------------------------------------------------------
Andrew Harries (2)(4)                   39     Director
---------------------------------------------------------------------------------------------------------------------
Matthew Mohebbi                         48     Director
---------------------------------------------------------------------------------------------------------------------
Samuel Znaimer (1)(3)                   44     Director
---------------------------------------------------------------------------------------------------------------------

(1)  Member of the Audit committee.
(2)  Member of the Compensation committee.
      Pascal Spothelfer is an ex-officio member.
(3)  Member of the Governance committee
(4)  Member of the Nomination committee


The business experience of each of the Company's directors and executive officers is as follows:

         Dr. Kenneth A. Spencer has been Chair of the Board since December 1997 and a Director since October 1997. In 1983, Dr. Spencer co-founded Creo Products Inc. ("Creo"), a Burnaby, British Columbia based technology company supplying digital pre-press systems. Dr. Spencer stepped down from an active role in Creo in 1995 and is currently a Director of that company. Previous positions held by Dr. Spencer include Vice President and General Manager at MacDonald, Dettwiler and Associates, Ltd., and General Manager of Glenayre Technologies Inc.

         Pascal Spothelfer has been President and Chief Executive Officer of the Company since January 2000 and a Director since March 1999. From November 1998 to October 1999, Mr. Spothelfer was Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of Novatel Inc., a technology company specializing in global positioning systems.

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

         Douglas Johnson has been Vice President, eBusiness and Operations of the Company since January 2000. From 1994 through 1999, Mr. Johnson held the position of VP, Logistics. From 1990 to 1994, Mr. Johnson served as Director of Logistics for the Company. From 1987 to 1990, Mr. Johnson was Corporate Materials Manager with LSI Logic of Canada.

         Brian Lowe has been Vice President, Wireless Systems of the Company since January 2000. From 1992 through 1999, Mr. Lowe held the position of Vice President, Sales. From 1977 to 1992, Mr. Lowe held several management positions with Epic Data Inc., most recently serving as Vice President, Sales.

         Martin McConnell has been Vice President, Finance, Chief Financial Officer and Secretary of the Company since 1993. From 1985 to 1993, Mr. McConnell was associated with Epic Data Inc., a company involved in factory data collection systems, in several management positions, most recently serving as Executive Vice President.

         Andrew Talbot has been Vice President, Network Solutions since January 2000. From March 1998 through December 1999, Mr. Talbot was Director, Business Development for the Company. From 1994 through 1998, Mr. Talbot held the position of President and founder of Alex Computer Systems Inc. From 1989 through 1994, Mr. Talbot served as the General Manager and Vice President of Transtech Parallel Systems, a technology company specializing in embedded super computer technology.

         Irving G. Ebert has been a Director of the Company since May 2000. From 1998 to the present, Mr. Ebert has been in the business of making early stage investments in private companies and serving as a corporate director. Mr. Ebert was Vice-President, Strategic Alliances Service Provider and Carrier Group Marketing at Nortel Networks Limited in 1998, and from 1995 to 1998 Mr. Ebert was Vice-President, Systems Engineering at Nortel Networks Limited. Prior to that time Mr. Ebert held management positions in Nortel Networks Limited, Bell Canada and Bell-Northern Research.

         Andrew Harries has been a Director of the Company since April 1999. Mr. Harries is currently Senior Vice-President, Corporate Development of Sierra Wireless Inc., a wireless data modem company he co-founded in 1993. His career includes several years with the Mobile Data Division of Motorola Inc. where he was responsible for strategic planning and portable devices new product development.

         Matthew Mohebbi was appointed a Director of the Company in October 2000. Mr. Mohebbi has served in various positions with Hughes Network Systems since 1991. Currently he is Assistant Vice President and General Manager of Mobile Satellite Systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems' satellite division. Prior to this, Mr. Mohebbi held a variety of engineering and management positions in Hughes Network Systems' satellite division.

         Samuel Znaimer has been a Director of the Company since 1990. Since 1983, Mr. Znaimer has been Senior Vice President of Ventures West Capital Ltd., a venture capital company.

         There is no family relationship between any Director and executive officer. There are no arrangements or understandings between any Director and executive officer and any other person pursuant to which any Director and executive officer was selected.

B.       Compensation

EXECUTIVE COMPENSATION

         Particulars of compensation paid to the Company's current chief executive officer ("CEO") and each of the Company's five most highly compensated executive officers who were serving as executive officers as at December 31, 2000 (the "Named Executive Officers") are set out in the summary compensation table below:


=========================================================================================================================
                                               SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation            Long Term Compensation
-------------------------------------------------------------------------------------------------------------------------
                                                                          Awards              Payouts
-------------------------------------------------------------------------------------------------------------------------
                                                                       Securities
                                                           Other       Under       Restricted
                                                           Annual      Options/     Shares or                All Other
 Name and Principal                                        Compen-     SARs        Restricted   LTIP         Compen-
       Position          Year     Salary       Bonus(1)    sation      Granted    Share Units   Payouts      sation (2)
-------------------------------------------------------------------------------------------------------------------------
Pascal Spothelfer        2000    $168,294      $66,476       Nil         400,000      Nil         Nil         $3,099
President & CEO
-------------------------------------------------------------------------------------------------------------------------
Martin McConnell         2000    $117,805      $22,720       Nil         10,000       Nil         Nil         $4,191
VP Finance, Secretary    1999    $129,758      $9,593        Nil          7,500       Nil         Nil         $4,053
& CFO                    1998    $104,505        Nil         Nil          7,500       Nil         Nil         $3,281
-------------------------------------------------------------------------------------------------------------------------
Brian Lowe               2000    $110,367      $18,849       Nil         10,000       Nil         Nil         $3,181
VP Wireless Systems      1999    $108,534      $9,593        Nil          7,500       Nil         Nil         $2,881
                         1998    $105,353        Nil         Nil          7,500       Nil         Nil         $2,700
-------------------------------------------------------------------------------------------------------------------------
Douglas Johnson          2000    $107,708      $30,629       Nil         10,000       Nil         Nil         $4,092
VP e-Business &          1999     $95,276      $9,593        Nil          7,500       Nil         Nil         $3,017
Operations               1998     $90,874        Nil         Nil          7,500       Nil         Nil         $2,871
-------------------------------------------------------------------------------------------------------------------------
David Hobbs              2000    $107,708      $30,629       Nil         10,000       Nil         Nil         $4,092
Chief Technology         1999     $95,276       $9,593       Nil          7,500       Nil         Nil         $3,025
Officer                  1998     $90,874        Nil         Nil          7,500       Nil         Nil         $2,880
-------------------------------------------------------------------------------------------------------------------------
Andrew Talbot            2000    $133,513      $89,301       Nil        130,000       Nil         Nil         $4,526
VP Network Solutions     1999    $129,854      $23,054       Nil          7,500       Nil         Nil         $  160
                         1998    $123,854      $25,866       Nil          7,500       Nil         Nil         $  146
=========================================================================================================================

(1) Under the Company's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company's strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year.

(2) Includes insurance premiums paid by the Company for the benefit of each Named Executive Officer for group term life insurance.

         The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of his annual salary and bonus. Other than as set out above, there were no other persons who would qualify as Named Executive Officers serving as executive officers at the end of the most recently completed financial year.

         There were no long-term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS

         Particulars of stock options granted to Named Executive Officers during 2000 were as follows:

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
====================================================================================================================
                                                                                Market Value of    Expiration Date
        Name          Securities Under      % of Total      Exercise or Base    Securities
                      Options Underlying                                        Options on the
                                            Granted to            Price(4)      Date of Grant (4)
                           Options         Employees in
                         Granted (#)      Financial Year
        (a)                  (b)                (c)                (d)                (e)                (f)
--------------------------------------------------------------------------------------------------------------------
Pascal Spothelfer         400,000(1)           29.4%               $3.10              $3.10       January 3, 2010
--------------------------------------------------------------------------------------------------------------------
Martin McConnell           10,000(2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------------------------------------------------------------------------------------------------------
Brian Lowe                10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------------------------------------------------------------------------------------------------------
Douglas Johnson           10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------------------------------------------------------------------------------------------------------
David Hobbs               10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------------------------------------------------------------------------------------------------------
Andrew Talbot            130,000 (3)           9.6%                $4.17              $4.17       February 9, 2010
====================================================================================================================

(1)      These options vest over five years commencing as of January 3, 2001.
(2)      These options vest over four years commencing as of April 11, 2001.
(3)      These options vest over four years commencing as of February 9, 2001.
(4)      All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average  foreign exchange rate in effect during the year of issue.


                AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                AND FINANCIAL YEAR-END OPTION VALUES
====================================================================================================================
                                                                                             Value of Unexercised
                                                                          Unexercised            in the Money
                                                                          Options at              Options at
                                                                            FY-End                FY-End (1)
                                                  Aggregate Value
                          Securities Acquired        Realized            Exercisable/            Exercisable/
         Name                  on Exercise                                Unexercisable           Unexercisable
          (a)                     (b)                   (c)                   (d)                     (e)
--------------------------------------------------------------------------------------------------------------------
Pascal Spothelfer                 Nil                 Nil               4,329/408,671              $ Nil / Nil
--------------------------------------------------------------------------------------------------------------------
Martin McConnell                  Nil                 Nil            100,500 / 29,500              $ Nil / Nil
--------------------------------------------------------------------------------------------------------------------
Brian Lowe                        Nil                 Nil             83,000 / 29,500             $1,967 / Nil
--------------------------------------------------------------------------------------------------------------------
Doug Johnson                      Nil                 Nil             70,000 / 29,500                $93 / Nil
--------------------------------------------------------------------------------------------------------------------
David Hobbs                       Nil                 Nil             74,500 / 29,500                $590/ Nil
--------------------------------------------------------------------------------------------------------------------
Andy Talbot                       Nil                 Nil              30,203/150,376              $ Nil / Nil
====================================================================================================================

(1) All Canadian dollar values have been converted to United States dollar values at the year-end foreign exchange rate.

NO OPTION REPRICINGS

         There were no options held by any Named Executive Officer that were re-priced downward during 2000.

NO DEFINED BENEFIT OR ACTUARIAL PLANS

         There were no defined benefit or actuarial plans in place for any Named Executive Officer during 2000.

COMPENSATION OF DIRECTORS

         Particulars of stock options granted to directors of the Company during 2000 were as follows:

=======================================================================================================================
  Name of Director    No. of Shares     Exercise Price        Date of Grant
                                            per                                          Expiry Date
                                         Common Share
-----------------------------------------------------------------------------------------------------------------------
Kenneth A. Spencer         6,000           $2.42           December 18, 2000             December 18, 2010
                          10,000           $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
-----------------------------------------------------------------------------------------------------------------------
Pascal Spothelfer        400,000           $3.10           January 3, 2000               January 3, 2010
-----------------------------------------------------------------------------------------------------------------------
John E. Brennan            2,000           $2.42           December 18, 2000             December 18, 2010
                           5,000           $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
-----------------------------------------------------------------------------------------------------------------------
Irving Ebert               5,000           $2.42           December 18, 2000`            December 18, 2010
                           2,000           $3.37           June 6, 2000                  June 6, 2010
                          20,000           $3.40           May 5, 2000                   May 5, 2010
-----------------------------------------------------------------------------------------------------------------------
Samuel Znaimer             3,500           $2.42           December 18, 2000             December 18, 2010
                           5,000           $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
-----------------------------------------------------------------------------------------------------------------------
Andrew Harries             3,500           $2.42           December 18, 2000             December 18, 2010
                           5,000           $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
-----------------------------------------------------------------------------------------------------------------------
Matthew Mohebbi            3,000           $2.42           December 18, 2000             December 18, 2010
                          20,000           $3.43           October 26, 2000              October 26, 2010
=======================================================================================================================

         Except as disclosed above, no other compensation was paid to directors of the Company during 2000.

         In February 2000, the Board of Directors approved a change to its compensation plan, which replaced the $1,000 cash fee for meeting attendance, with grants of incentive stock options with an exercise price equal to the then current market price for each non-management director as follows:





           ---------------------------------------------------------------------

                                                                No. of Options
           ---------------------------------------------------------------------

           Initial allotment                                         20,000
           ---------------------------------------------------------------------
           Annual retainer
           ---------------------------------------------------------------------
                - General director retainer                           5,000
           ---------------------------------------------------------------------
                - Chair of the board                                 10,000
           ---------------------------------------------------------------------
                - Committee member                                    1,000
           ---------------------------------------------------------------------
                - Chair of committee of the board                     2,000
           ---------------------------------------------------------------------
           Directors in-person meetings of the board                    500
           ---------------------------------------------------------------------
           Chair of in-person meetings of the board                   1,000
           ---------------------------------------------------------------------

C.       Board Practices

         Under the Company Act (British Columbia), a majority of the Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed. The Board of Directors met thirteen times in 2000.

Mandate and Responsibilities of the Board

         The fundamental objective of the Board of Directors of Spectrum is to ensure that the Company operates in a fashion attempting to maximize shareholder value over the long term.

         The principal duty and responsibility of the board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of Spectrum delegated by the board to the CEO and other executive officers. Strategic direction for Spectrum is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

         No formal position descriptions for the board and the CEO have been developed.

Composition and Size of the Board

         The shareholders of Spectrum elect the board of directors. In addition to serving as a director, Mr. Spothelfer is Spectrum's President and CEO. Each of the other directors is independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of Spectrum, other than interests and relationships arising from shareholding. Currently, the board is comprised of six directors.

Committees of the Board

         The board has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

         The audit committee whose members are Messrs. Ebert, Spencer and Znaimer, assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with Spectrum's independent accountants to review the adequacy and effectiveness of Spectrum's internal controls and financial management practices, and recommends Spectrum's financial statements to the board for approval. In 2000, the board adopted a charter for the audit committee, which sets out its mandate. The audit committee met three times in 2000.

         The compensation committee, whose members are Messrs. Harries and Spencer, together with Mr. Spothelfer sitting as an ex-officio member, reviews and recommends compensation policies and programs for executives of Spectrum. The committee makes recommendations to the board, which gives final approval on these policies and programs. The compensation committee met once in 2000.

         The governance committee, whose members are Messrs. Ebert, Spencer and Znaimer, reviews the composition and governance practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members.

         The nomination committee, whose members are Harries, Spencer and Spothelfer, has responsibility for recruitment of new directors and recommends the appointment and/or election of directors. In addition, the nomination committee is responsible for formal orientation and education of new directors.

         Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors. Spectrum complies with the requirements of the British Columbia Company Act in that the majority of its audit committee is comprised of directors who are not officers or employees of Spectrum; however, the board feels it is appropriate to have Pascal Spothelfer, the President and CEO of Spectrum, sit on the compensation committee as an ex-officio member, as he is the director who is most familiar with the operations of Spectrum.

Decision Requiring Prior Board Approval and Expectations of Management

         The board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of Spectrum. Matters of policy and issues outside the normal course of business are brought before the board for its review and approval, along with all matters dictated by statute and legislation as requiring board review and approval. The CEO and senior management review Spectrum's progress in relation to the current operating plan at in-person board meetings, which are held four times a year. The board meets on a regular basis with and without management present. Financial, operational and strategic issues facing Spectrum are reviewed, monitored and approved at the board meetings.

Director's Compensation

         In February 2000, the board approved a change to its compensation plan, which eliminated the $667 cash fee paid to directors for meeting attendance. Non-management directors are now compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information.

         The board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director or as a member of either of the standing committees.

Shareholder Feedback and Concern

         Under the direction of the CEO, there is a shareholder relations program in place which involves providing information with respect to reported financial results and other announcements to a broad spectrum of shareholders and interested parties. Significant shareholder concerns are directed to the vice-president, finance and the CEO, and management reports to the board on these and other shareholder matters.

D.       Employees

         As of December 31, 2000, the Company had a total of 165 employees, of which 51 were administrative and operations personnel, 33 were sales and marketing personnel and 81 were engineering personnel. None of the Company's employees are represented by a labor union or collective bargaining agreement.

E.       Share Ownership

====================================================================================================================
                                                                           Approx. No. of
                                                                           Voting Shares
                                                                            Beneficially
                                                                          Owned, Directly
                                                                           or Indirectly,     Date on which the
Name, Country of Ordinary Residence        Principal Occupation or         or Controlled       Nominee became a
  and Position Held with Spectrum                 Employment                or Directed      Director of Spectrum
--------------------------------------------------------------------------------------------------------------------
PASCAL SPOTHELFER                     President and CEO of Spectrum       166,329(1)        March 15, 1999
Canada
PRESIDENT, CHIEF EXECUTIVE OFFICER
and DIRECTOR
--------------------------------------------------------------------------------------------------------------------
IRVING EBERT                          Corporate director and angel        59,000(2)         May 18, 2000
Canada                                investor. Vice-president,
DIRECTOR                              Strategic Alliances Service
                                      Provider and Carrier
                                      Group-Marketing at Nortel
                                      Networks Limited from 1998 until
                                      January 2001.  Vice-president,
                                      Systems Engineering at Nortel
                                      Networks Limited from 1995 to 1998
--------------------------------------------------------------------------------------------------------------------
ANDREW HARRIES                        Senior vice president, corporate    84,429(3)         April 16, 1999
Canada                                development and co-founder of
DIRECTOR                              Sierra Wireless, Inc.
--------------------------------------------------------------------------------------------------------------------
MATTHEW MOHEBBI                       Assistant vice-president and        3,000(4)          October 26, 2000
United States                         general manager of Mobile
DIRECTOR                              Satellite Systems at Hughes
                                      Network Systems since 1997.
                                      Senior director of Engineering at
                                      Hughes Network Systems satellite
                                      division from 1995 to 1997
--------------------------------------------------------------------------------------------------------------------
KENNETH A. SPENCER                    Corporate director                  204,033(5)        November 3, 1997
Canada
CHAIR OF THE BOARD and DIRECTOR
--------------------------------------------------------------------------------------------------------------------
SAMUEL ZNAIMER                        Senior vice-president of Ventures   30,500(4)         July 27, 1990
Canada                                West Capital Ltd.
DIRECTOR
--------------------------------------------------------------------------------------------------------------------
DAVID VICTOR HOBBS                    Chief Technical Officer             84,609(6)         n/a
--------------------------------------------------------------------------------------------------------------------
DOUGLAS JOHNSON                       Vice president, e-Business and      71,000(7)         n/a
                                      Operations
--------------------------------------------------------------------------------------------------------------------
BRIAN CHARLES LAWRENCE LOWE           Vice president, Wireless Systems    83,600(8)         n/a
--------------------------------------------------------------------------------------------------------------------
MARTIN CLARKE MCCONNELL               Vice president, Finance and CFO     106,110(9)        n/a
--------------------------------------------------------------------------------------------------------------------
ANDREW TALBOT                         Vice president, Network Solutions   62,703(4)         n/a
====================================================================================================================

(1)      Includes a warrant to purchase 35,000 Common Shares and options to purchase 84,329 Common Shares.
(2)      Includes a warrant to purchase 26,000 Common Shares and options to purchase 7,000 Common Shares.
(3)      Includes a warrant to purchase 35,000 Common Shares and options to purchase 12,829 Common Shares.
(4)      Consists of options to purchase Common Shares.
(5)      Includes a warrant to purchase 70,000 Common Shares and options to purchase 30,333 Common Shares.
(6)      Includes options to purchase 74,500 Common Shares.
(7)      Includes options to purchase 70,000 Common Shares.
(8)      Includes options to purchase 83,000 Common Shares.
(9)      Includes options to purchase 100,500 Common Shares.

See Item 6B, above for option grant information

Item 7. Major Shareholders and Related Party Transactions.

A.       Major Shareholders

         None.

B.       Related Party Transactions

         None.

C.       Interests of Experts and Counsel

         Not applicable.


Item 8. Financial Information.

         See Item 19. a. Financial Statements

Item 9. The Offer and Listing.

A.       Offer and Listing Details

         The Common Shares have been traded under the symbol "SSPI" on the NASDAQ National Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993. The following table sets forth the high and low closing prices of the Common Shares on the NASDAQ National Market and The Toronto Stock Exchange for the periods indicated:


                                                      NASDAQ ($)                           TSE (Cdn$)
                                                      ----------                           ----------
                                                 High             Low                High                 Low
                                                 ----             ---                ----                 ---
Calendar Year 1996                             $13.750           $5.500            $18.500              $7.700
Calendar Year 1997                              $9.000           $4.375            $11.800              $6.400
Calendar Year 1998                              $7.000           $2.500             $9.850              $3.550
Calendar Year 1999                              $2.063           $1.875             $6.400               $2.75
------------------
  First Quarter                                 $3.688           $1.875             $5.500              $2.750
  Second Quarter                                $2.063           $1.088             $3.800              $2.390
  Third Quarter                                 $4.813           $1.813             $6.900              $2.600
  Fourth Quarter                                $3.938           $1.750             $5.750              $2.700
Calendar Year 2000                              $7.500           $1.500            $11.350              $2.340
------------------
  First Quarter                                 $7.500           $3.188            $11.000              $4.700
  Second Quarter                                $5.750           $2.875             $8.500              $4.050
  Third Quarter                                 $4.031           $2.625             $6.500              $3.850
  Fourth Quarter                                $3.500           $1.344             $5.400              $2.340
Most Recent 6 Months
--------------------
  November, 2000                               $3.125           $2.250            .$4.500              $3.250
  December, 2000                               $2.844           $1.344             $4.250              $2.340
  January, 2001                                $2.250           $1.438            .$3.450              $2.250
  February, 2001                               $2.719           $1.875            .$4.150              .$2.750
  March, 2001                                  $1.969           $1.375             $3.000              $2.250
  April, 2001                                  $1.550           $1.250             $2.570              $1.950


B. Plan of Distribution

         Not applicable.

C. Markets

         Not applicable.

D. Selling Shareholders

         Not applicable.

E. Dilution

         Not applicable.

F. Expenses of the Issue

         Not applicable.

Item 10.  Additional Information.

A.       Share Capital

         Not applicable.

B.       Memorandum and Articles of Association

         The Company was incorporated on July 31,1987 in British Columbia, Canada. The Company's Memorandum of Incorporation sets the authorized capital of the Company at 50,000,000 common shares without par value. The articles set out that the directors have discretion to issue options but may not alter the capital structure without the approval of the shareholders.

         The articles contain provisions for transfer, purchase and redemption of shares, as well as rules for general meetings to be held once per year, and for voting, proxies, and other requirements of such meetings. The articles state that a quorum for purposes of a shareholders meeting is two persons holding at least one-twentieth of the outstanding shares, and may not include directors or officers.

         The articles state that the directors are to be elected every year by the shareholders. Nominations for directors must be received by the Company at least 35 days prior to the annual general meeting. The articles further provide for the powers and duties of directors, including the power to appoint the officers of the Company.

C.       Material Contracts

         On July 1, 1999, the Company occupied new premises in One Spectrum Court at 2700 Production Way pursuant to a lease with KAB Properties Inc. The term of the lease is ten years, expiring June 30, 2009. The initial premises comprise 62,500 square feet, and the Company has an option to lease an additional 12,000 square feet in the building. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one time right to cancel the lease, with notice to be granted prior to June 30, 2005, and cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $730,000.

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

         The maximum number of Common Shares that may be issued under the Plan is 5,550,000 shares and no individual may hold options to purchase Common Shares exceeding 5% of the number of Common Shares outstanding from time to time.

         At June 6, 2001, options to purchase an aggregate of 2,462,896 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from $0.48 to $10.47 per share. Of such options, options to purchase 1,384,579 Common Shares have been granted to directors and officers of the Company.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4,200,000 (Cdn$6,300,000) through 2002.The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a contingently repayable investment, with repayment beginning no earlier than 2001, if new products are developed and offered for sale by the Company, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,600,000 (Cdn$11,400,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,600,000 (Cdn$11,400,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

D.       Exchange Controls

         There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of our securities.

E.       Taxation

U.S. Federal Tax Considerations

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

Sale or Exchange of Common Shares

         A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. In general, a non-corporate US holder's capital gains will be taxed at a maximum rate of 20% for property held more than one year, and the maximum rate is reduced to 18% for property acquired after December 31, 2000 and held for more than five years. Capital gains of U.S. Holders who are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Losses will generally be allocated against U.S. source income. Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

         A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid by the U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of the Common Share and will include the day on which the U.S. Holder sells the Common Share.

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

Passive Foreign Investment Companies

         In general, for U.S. federal income tax purposes, the Company will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (1) 75% or more of the Company's gross income is passive income, or
(2) at least 50% of the average value of all of the Company's assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If the Company were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Common Shares. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the application of such rules.

         Based on the Company's current and projected income, assets and activities, we believe that the Company is not currently a PFIC nor do we expect it to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of the Company's assets (based on the market price of our common shares) and the amount and type of its gross income, there can be no assurances that the Company will not become a PFIC for any future taxable year.

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

Taxation of Distributions from the Company

         Dividends paid or credited on the Common Shares to U.S. residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of Common Shares by the Company, as described below. The rate of withholding tax is reduced if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company at the time the dividend is paid. In this case, the rate is 5% of the gross amount of the dividends.

         If the Company purchases Common Shares, a holder will be deemed to have received a dividend to the extent that the amount paid on the repurchase exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. The portion, if any, of the acquisition proceeds that are deemed to be a dividend will be subject to Canadian withholding tax on dividends, as described above. Further, the holder will be deemed to have disposed of the Common Shares for the amount paid by the Company for the Common Shares less the amount deemed to have been received as a dividend. If this results in a capital gain to a holder, the tax consequences will be as described below.

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

F.       Dividends and Paying Agents

                  Not applicable.

G.       Statements by Experts

                  Not applicable.

H.       Documents on Display

         We are subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and we file periodic reports and other information with the Commission through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. Our SEC filings, including registration statement and exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York, and Chicago, Illinois. Copies of all or part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         As a foreign private issuer, we are exempt from the rules under the Securities and Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and officers are also exempt from the short swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information

         Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

         The Company sells the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses, as stated in U.S. dollars, would rise with a corresponding increase in revenues. This would have a material and adverse effect on the Company's net income. The Company enters into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of derivative contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

         At December 31, 2000, the Company had currency derivative contracts with a notional principal of $2,000,000 (December 31, 1999 - $4,000,000) maturing on March 21, 2001. At December 31, 2000 and December 31, 1999, deferred gains and losses on currency derivative contracts were not material to the Company's consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

         The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. At December 31, 2000 and December 31, 1999, there were no carrying amounts related to currency derivative contracts on the consolidated balance sheets. Currency derivative contracts to sell $2,000,000 had an estimated fair value of $1,952,000 at December 31, 200 compared to currency derivative contracts to sell $4,000,000 with an estimated fair value of $4,045,000 at December 31, 1999.

Interest Rate Risk

         The Company has a credit facility consisting of a Cdn $5,000,000 (approximately $3,335,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not currently have any borrowings under its line of credit.

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


Item 12. Description of Securities Other than Equity Services

         Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         Not applicable.

Item 14. Material Modifications To The Rights
         Of Security Holders And Use Of Proceeds

         Not applicable.

Item 15. [Reserved]

Item 16.  [Reserved]

                                    PART III

Item 17. Financial Statements

         Not applicable.

Item 18. Financial Statements.

The Financial Statements are attached as part of Item 19, "Exhibits".

Item 19. Exhibits.

a. INDEX TO FINANCIAL STATEMENTS

Auditors' Report
Consolidated Balance Sheets at December 31, 2000 and 1999
Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998 Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 1999 and 1998 Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998 Notes to Consolidated Financial Statements

b.  OTHER EXHIBITS

The following exhibits are filed as part of the Annual Report:

1.1      --   Certificate of Incorporation (incorporated by reference to the Company's Report on Form 20-FR filed on February 26,
                   1992)
1.2      --   Articles of the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
2.1      --   Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited
4.1      --   Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form F-1 (No.
                   333-4820))
4.2      --   Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company's
                   Registration Statement in Form S-8 (No. 333-30136))
4.3      --   Form of Stock Option Agreement (incorporated by reference to the Company's Registration Statement in Form S-8 (No.
                   333-30136))
4.4      --   Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's
                   Registration Statement in Form S-8 (No. 333-30136))
10.1     --   License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
10.2               --  Distribution  and  Manufacturing   Agreement,   dated
                   January 17, 1997,  between  Loughborough Sound Images PLC
                   and  the  Company   (incorporated  by  reference  to  the
                   Company's Report on Form 20-F filed on June 30, 1997)*
10.3     --   Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820))
10.4     --   Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc. and the Company
10.5     --   General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated
                   January 31, 1995 executed by the Company (incorporated by
                   reference to the Company's Registration Statement on Form
                   F-1 (No. 333-4820))


10.6     --   Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter
                   dated January 4, 1995 between the Company and the Bank of Montreal (incorporated by reference to the Company's
                   Registration Statement on Form F-1 (No. 333-4820))
10.7     --   Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1998)
10.8               -- Share Purchase  Agreement,  dated May 27, 1997,  among
                   the  Company,  3L  Limited  and  the  shareholders  of 3L
                   Limited  (incorporated  by  reference  to  the  Company's
                   Registration Statement on Form F-3 filed on June 30, 1998
                   (No.
                   333-58115))
10.9     --   Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics
                   Inc. (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998
                   (No. 333-58115))
10.10              -- Registration  Agreement,  dated April 30, 1998,  among
                   the Company and Alex Computer Systems, Inc. (incorporated
                   by reference to the Company's  Registration  Statement on
                   Form F-3 filed on June 30, 1998 (No. 333-58115))
10.11              -- Share Purchase  Warrant  Certificate to purchase 7,726
                   Common Shares issued to Andrew  Talbot  (incorporated  by
                   reference to the Company's Registration Statement on Form
                   F-3 filed on June 30, 1998 (No. 333-58115))
10.12    --   Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc.
                   (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No.
                   333-58115))
10.13              -- Agreement,  dated March 31, 1999,  between the Company
                   and  Technology   Partnerships  Canada  (incorporated  by
                   reference  to  the  Company's   Amendment   No.4  to  its
                   Registration Statement on Form F-3 (No. 333-58115))
------------------

*Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                     SPECTRUM SIGNAL PROCESSING INC.


                      By:  /s/ Martin McConnell
                           -------------------------
                           Martin McConnell
                           Vice President Finance and
                           Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations,  stockholders'  equity  and cash  flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with the accounting principles generally accepted in the United States of America.

On February 1, 2001, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 1, 2001

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except share amounts)

------------------------------------------------------------------------------------------------------------------------------------
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------------------------------------------
                                                                                                     December 31,
                                                                                            1999               2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                                           $ 1,422            $ 2,538
     Accounts receivable, net of allowance for doubtful accounts of $230                   6,461              7,598
     (1999 - $204)
     Inventories (note 3)                                                                  2,402              3,140
     Prepaid expenses                                                                         69                148
--------------------------------------------------------------------------------------------------------------------
                                                                                          10,354             13,424

Property and equipment (note 4)                                                            2,545              3,030
Other assets (note 5)                                                                      3,669              2,005
--------------------------------------------------------------------------------------------------------------------

                                                                                        $ 16,568           $ 18,459
====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable                                                                    $ 3,319            $ 3,808
     Accrued liabilities                                                                   1,618              1,924
     Current portion of long-term debt (note 6)                                               73                ---
--------------------------------------------------------------------------------------------------------------------
                                                                                           5,010              5,732

Deferred income taxes (note 8)                                                                89                ---
Stockholders' equity
Share capital (note 7)
   Authorized 50,000,000 common shares, no par value
   Issued 12,373,168 (1999 - 10,395,204)                                                  16,374             21,125
   Outstanding 12,139,868 (1999 - 10,161,904)
Additional paid-in capital                                                                    76                216
Warrants (note 7)                                                                            140                423
Treasury stock, at cost, 233,300 shares (1999 - 233,300)                                 (1,232)            (1,232)
Deficit                                                                                  (2,513)            (6,181)
Accumulated other comprehensive loss
   Cumulative translation adjustments                                                    (1,376)            (1,624)
--------------------------------------------------------------------------------------------------------------------
                                                                                          11,469             12,727
Commitments and contingencies (note 10)
--------------------------------------------------------------------------------------------------------------------

                                                                                        $ 16,568           $ 18,459
====================================================================================================================
See accompanying notes to consolidated financial statements.






SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                     Years ended December 31,
                                                                              1998               1999              2000
------------------------------------------------------------------------------------------------------------------------

Sales (note 11)                                                           $ 26,000            $26,391           $26,263
Cost of sales                                                               10,607             11,030            10,607
------------------------------------------------------------------------------------------------------------------------
                                                                            15,393             15,361            15,656
Expenses
Administrative                                                               3,417              4,695             5,044
Sales and marketing                                                          7,204              6,379             5,771
Amortization                                                                 1,299              1,428             1,423
Acquired in-process research and development charge                          2,640                ---               ---
Research and development                                                     4,374              3,591             7,080
------------------------------------------------------------------------------------------------------------------------
                                                                            18,934             16,093            19,318
------------------------------------------------------------------------------------------------------------------------

Loss from operations                                                       (3,541)              (732)           (3,662)

Other
Interest expense and bank charges                                            (149)              (121)              (98)
Other income (expense)                                                         (7)                 95                93
------------------------------------------------------------------------------------------------------------------------
                                                                             (156)               (26)               (5)
------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                   (3,697)              (758)           (3,667)

Income tax expense (recovery) (note 8)
Current                                                                         88                341                90
Deferred                                                                     (877)              (257)              (89)
------------------------------------------------------------------------------------------------------------------------
                                                                             (789)                 84                 1
------------------------------------------------------------------------------------------------------------------------

Net loss                                                                 $ (2,908)           $  (842)        $  (3,668)
========================================================================================================================
Loss per share (note 9)
   Basic                                                                  $ (0.29)           $ (0.08)           $(0.35)
   Diluted                                                                $ (0.29)           $ (0.08)           $(0.35)
Weighted average shares (in thousands)
------------------------------------------------------------------           9,860             10,077            10,411
   Basic                                                                     9,860             10,077            10,411
   Diluted
========================================================================================================================
See accompanying notes to consolidated financial statements.



SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars, except numbers of shares)
---------------------------------------------------------------------------------------------------------------------------------
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.

                                                                                                   Accumulated
                                                                                                     other              Compre
                         Common Stock      Additional   Warrants      Treasury Stock    Retained   comprehensive         -hensive
                                            Paid in                                     Earnings    income              Income
                         Number Amount      Capital   Number Amount  Number    Amount   (Deficit)   (loss)    Total   (loss)
                         -------------      -------   -------------  ------    ------   ---------    ------   -----   ------


Balance,
December 31, 1997      9,459,397  $11,373    $76        ---   $---  (233,300)  $(1,232)   $1,237    $(967)  $10,487    $  648
                                                                                                                       =========
   Net loss                  ---      ---    ---        ---    ---        ---       ---   (2,908)       ---  (2,908)   (2,908)
   Foreign currency
      translation            ---      ---    ---        ---    ---        ---       ---       ---     (894)    (894)     (894)
   Issued for cash
from                      36,931      149    ---        ---    ---        ---       ---       ---       ---      149       ---
      share options
   Issued for net
assets of
      Alex Computer      772,626    4,787    ---               ---        ---       ---       ---       ---    4,787       ---
      Systems Inc.
   Issuance of               ---      ---    ---    110,375    140        ---       ---       ---       ---      140       ---
warrants
--------------------- ----------- -------- ------ ---------- ------ ---------- --------- ------------------- -------- ---------
Balance,
December 31, 1998     10,268,954   16,309     76    110,375    140  (233,300)   (1,232)   (1,671)   (1,861)   11,761   (3,802)
                                                                                                                      =========
   Net loss                  ---      ---    ---        ---    ---        ---       ---     (842)       ---    (842)     (842)
   Foreign currency
      translation            ---      ---    ---        ---    ---        ---       ---       ---       485      485       485
   Issued for cash
from                     126,250       65    ---        ---    ---        ---       ---       ---       ---       65       ---
      share options
--------------------- ----------- -------- ------ ---------- ------ ---------- --------- ------------------- -------- ---------
Balance,
December 31, 1999     10,395,204   16,374     76    110,375    140  (233,300)   (1,232)   (2,513)   (1,376)   11,469    ( 357)
                                                                                                                      =========
   Net loss                  ---      ---    ---        ---    ---        ---       ---   (3,668)       ---  (3,668)   (3,668)
   Foreign currency
      translation            ---      ---    ---        ---    ---        ---       ---       ---     (248)    (248)     (248)
   Issued for cash
from                     114,295      487    ---        ---    ---        ---       ---       ---       ---      487       ---
      share options
   Exercise of
Special                1,764,705    4,067    ---  1,882,558    423        ---       ---       ---       ---    4,490       ---
Warrants
   Issued for cash
   from
      Employee Share      98,964      197    ---        ---    ---        ---       ---       ---       ---      197       ---
      Purchase Plan
   Expiry of Warrants        ---      ---    140  (110,375)  (140)        ---       ---       ---       ---      ---       ---

--------------------- ----------- -------- ------ ---------- ------ ---------- --------- ------------------- -------- ---------
Balance,
December 31, 2000     12,373,168  $21,125   $216  1,882,558   $423  (233,300)   $(1,232)  $(6,181) $ (1,624)  $12,727  $(3,916)
--------------------- ----------- -------- ------ ---------- ------ ---------- --------- ------------------- -------- =========


See accompanying notes to consolidated financial statements.




SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
---------------------------------------------------------------------------------------------------------------------------------
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.

---------------------------------------------------------------------------------------------------------------------
                                                                                    Years ended December 31,
                                                                                      1998         1999         2000
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net loss                                                                       $(2,908)      $ (842)    $ (3,668)
   Adjustments to reconcile net earnings (loss) to net cash
--------------------------------------------------------------------------
      provided by operating activities
       Amortization                                                                  1,915        2,217        2,223
       Acquired in-process research and development                                  2,640          ---          ---
       Deferred income taxes                                                         (826)        (293)         (19)
           Changes in operating assets and liabilities
         Accounts receivable                                                         1,154        (713)      (1,388)
         Inventories                                                                 (739)        2,783        (833)
         Prepaid expenses                                                                2          144         (83)
         Accounts payable                                                              149        (979)          675
         Accrued liabilities                                                           150          364          379
         Deferred revenue                                                             (18)          ---          ---
---------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used for) operating activities                              1,519        2,681      (2,714)
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchase of property and equipment                                                (559)        (797)      (1,268)
   Proceeds from disposition of property and equipment                                   1          ---          ---
   Software and related development costs                                            (477)          ---          ---
   Acquisition of net assets of Alex Computer, net of cash received                (2,204)          ---          ---
---------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                             (3,239)        (797)      (1,268)

Cash flows from financing activities
   Increase in bank indebtedness                                                     2,036          ---          ---
   Repayment of bank indebtedness                                                      ---      (2,284)          ---
   Issue of shares from share options                                                  149           65          487
   Issue of shares from Employee Share Purchase Plan                                   ---          ---          197
   Issue of Special Warrants                                                           ---          ---        4,490
   Principal payments on long-term debt                                               (61)         (80)         (73)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                 2,124      (2,299)        5,101
Effect of foreign currency exchange rates on cash and cash equivalents                (94)          144          (3)
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during the year                   310        (271)        1,116
Cash and cash equivalents, beginning of year                                         1,383        1,693        1,422
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                              $1,693       $1,422      $ 2,538
=====================================================================================================================
See accompanying notes to consolidated  financial statements.  See supplementary information (note 13).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------
     The  Company  was  incorporated  under the laws of  British  Columbia.  The
     Company develops signal processing systems for the communications infrastructure and sensor systems markets.

1.       Significant accounting policies

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Spectrum Signal Processing (UK) Limited (formerly 3L Limited) and Spectrum Signal Processing (USA) Inc. All material intercompany balances and transactions have been eliminated.

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

     Cash and cash equivalents

     Cash  equivalents  include  short-term  deposits,   which  are  all  highly
     marketable securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.


     Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value. Inventories are recorded net of any obsolescence provisions.

     Government assistance

     Government assistance is recorded as either a reduction of the cost of the applicable property and equipment or credited against expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------
1.  Significant accounting policies, continued

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign currency denominated balances of the Company are remeasured into Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities in Canadian dollars are reflected in earnings for the period.

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

     Revenue recognition

     Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured which is upon the later of shipment or when title passes to the customer depending on the contractual terms. Revenue from product development contracts is recognized upon reaching certain development milestones that are generally correlated to the timing of payments.


     Warranty


     The Company generally provides a one-year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------
1.  Significant accounting policies, continued

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

     The Company currently uses future exchange and currency option contracts as hedges of firmly committed transactions. Gains and losses on these contracts are recognized as an offset to the loss or gain, or when applicable the cost, of the underlying transaction when recognized.

     Impairment of long-lived assets

     The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

1.   Significant accounting policies, continued

     Comparative figures

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

     Recent accounting pronouncements

     Statement of Financial Accounting Standards No. 133 (FAS 133) "Accounting Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 138 (FAS 138) "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of FAS 133, are effective for the Company's fiscal year ending December 31, 2001. These standards require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. Management of the Company has not determined the impact of these accounting standards on its consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

2.  Acquisition of net assets of Alex Computer Systems Inc.


    On March 17, 1998 the Company acquired the majority of the operating assets and liabilities of Alex Computer Systems Inc, of Ithaca, New York. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of the acquisition. The Company's interest in the net assets acquired at assigned values are as follows:

             Cash                                                      $  10
             Current assets                                            1,093
             Property and equipment                                      229
             Goodwill and other intangibles                            4,243
             Acquired in-process research and development              2,640
             Current liabilities                                       (933)
             Long-term liabilities                                     (141)
             ----------------------------------------------------------------
             Acquisition cost                                         $7,141
             ================================================================

             Consideration
                   772,626 common shares                              $4,787
                   110,375 warrants                                      140
                   Cash                                                  675
                   Expenses on acquisition                             1,539
             ----------------------------------------------------------------
                                                                      $7,141
             ================================================================

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

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

     The following unaudited pro-forma results of operations assume that the acquisition occurred as of the beginning of 1998. The pro-forma information given below does not purport to be indicative of the results that actually would have been obtained if the operations were combined during 1998, and is not intended to be a projection of future results or trends.


                                                                   Year ended
                                                                   December 31,
                                                                           1998
     ---------------------------------------------------------------------------
                                                                    (Unaudited)

     Revenue                                                           $ 27,033
     Net earnings (loss)                                                (2,911)
     Earnings (loss) per share                                         $ (0.30)

3.   Inventories

     Net inventories at December 31, 1999 and 2000 consisted of the following:

                                                              December 31,
                                                  -------------------------
                                                       1999           2000
                                                  -------------------------

     Finished goods                                 $ 1,353         $1,199
     Work in progress                                   394            875
     Raw materials                                      655          1,066
                                                  -------------------------
                                                    $ 2,402         $3,140
                                                  =========================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

4.   Property and equipment


                                                             December 31,
     ----------------------------------------------------------------------
                                                       1999           2000
     ----------------------------------------------------------------------

     Computer equipment                             $ 2,739        $ 3,065
     Computer software                                1,166          1,304
     Furniture and fixtures                             997          1,066
     Laboratory equipment                               768          1,040
     Leasehold improvements                             362            367
     ----------------------------------------------------------------------
                                                      6,032          6,842

     Less accumulated amortization                  (3,487)        (3,812)
     ----------------------------------------------------------------------

     Net book value                                 $ 2,545        $ 3,030
     ======================================================================

5.   Other assets

                                                                                               December 31,
     --------------------------------------------------------------------------------------------------------
                                                                                         1999           2000
     --------------------------------------------------------------------------------------------------------
     Software and related development costs, net of accumulated amortization            $ 823         $  ---
     of $2,430 (1999 - $1,607)
     Goodwill and other intangibles, net of accumulated amortization of
     $2,078 (1999 - $1,337)                                                             2,846          2,005
     --------------------------------------------------------------------------------------------------------
                                                                                       $3,669        $ 2,005
     ========================================================================================================

6.   Long-term debt and bank indebtedness

(a)      Bank indebtedness


     The Company has a credit facility with a Canadian Chartered Bank (the "Bank") consisting of a Cdn $5,000,000 (approximately US$3,335,000) operating line of credit (the "Line of Credit"). The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1/2%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

6.   Long-term debt and bank indebtedness, continued

     (b)  Long-term debt

                                                                                                    December 31,
     ------------------------------------------------------------------------------------------------------------
                                                                                             1999           2000
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
                                                                                              $73            ---
     ------------------------------------------------------------------------------------------------------------
                                                                                               73            ---
     Less:  current portion                                                                  (73)            ---
     ------------------------------------------------------------------------------------------------------------
                                                                                             $---           $---
     ============================================================================================================

7.    Share capital

         (a)  Stock option plan

      The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 678,754 options have been exercised, 2,553,692 options are currently outstanding and 2,317,554 options are available for grant. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.    Share capital, continued

      Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian dollars.

                                                            Years ended December 31,
                             ----------------------------------------------------------------------------------------
                                        1998                          1999                          2000
                             ----------------------------------------------------------------------------------------
                             Number of      Weighted       Number of      Weighted      Number of       Weighted
                               Shares        Average        Shares         Average        Shares        Average
                                         Exercise Price                Exercise Price                Exercise Price
                                         ----------------              ----------------             -----------------
                                          Cdn$     US$                  Cdn$     US$                 Cdn$      US$
Outstanding, beginning of
year                          1,657,288    $6.63   $4.54    1,763,884   $6.62    $4.31   1,853,448    $5.92    $4.10
Granted                         312,200     6.80    4.42      562,049    3.50     2.42   1,359,250     4.90     3.27
Exercised                      (36,931)     5.94    3.86    (126,250)    0.77     0.53   (114,295)     6.17     4.11
Canceled                      (168,673)     7.29    4.74    (346,235)    7.32     5.07   (544,711)     6.34     4.23
---------------------------------------------------------------------------------------------------------------------
Outstanding, end of year      1,763,884    $6.62   $4.31    1,853,448   $5.92    $4.10   2,553,692    $5.28    $3.52
---------------------------------------------------------------------------------------------------------------------

Exercisable, end of year        975,197    $5.69   $3.70    1,017,469   $6.76     4.68     979,526    $5.94    $3.96

Weighted-average fair
value of options granted
during the year                            $4.42   $2.96                $2.47    $1.66                $3.21    $2.16


     Information regarding the stock options outstanding at December 31, 2000 is summarized below:

                                      Options Outstanding                                 Options Exercisable
---------------------------------------------------------------------------------------------------------------------
Range of              Shares        Weighted Average      Weighted Average             Shares      Weighted Average
Exercise Prices     Outstanding        Remaining           Exercise Price            Exercisable    Exercise Price
                                    Contractual Life
---------------------------------------------------------------------------------------------------------------------
                                                          Cdn$        US$                           Cdn$      US$
$0.70 - $5.10          1,684,071            5.13 years      $4.04       $2.70             424,126    $3.20     $2.14

$6.00 - $7.00            350,000            6.64 years       6.54        4.36             140,000     6.58      4.39

$7.50 - $9.50            519,621            3.35 years       8.43        5.62             415,400     8.52      5.68

---------------------------------------------------------------------------------------------------------------------
$0.70 - $9.50          2,553,692            4.98 years      $5.28       $3.52             979,526    $5.94     $3.96

     The options outstanding at December 31, 2000 expire between January 31, 2001 and December 18, 2010.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.                         Share capital, continued

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation," to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

     --------------------------------------------------------------------------------------------------------------
                                                                                           Years ended
                                                               ---------------------------------------------------
                                                                                           December 31,
                                                                          1998              1999              2000
     --------------------------------------------------------------------------------------------------------------

     Net earnings (loss) - as reported                                $(2,908)           $ (842)          $(3,668)
     Net earnings (loss) - pro forma                                   (3,848)           (1,571)           (4,841)
     Basic earnings (loss) per share - as reported                      (0.29)            (0.08)            (0.35)
     Basic earnings (loss) per share - pro forma                        (0.39)            (0.16)            (0.46)
     Diluted earnings (loss) per share - as reported                    (0.29)            (0.08)            (0.35)
     Diluted earnings (loss) per share - pro forma                      (0.39)            (0.16)            (0.46)

     Pro forma amounts reflect options granted after 1994 and may not be representative of amounts in future years.

     The fair value of each option  grant is  estimated on the date of the grant
     using  the   Black-Scholes   option  valuation  model  with  the  following
     assumptions:

                                                                                                Years ended
                                                                                               December 31,
                                                                     1998                1999               2000
                                                   --------------------------------------------------------------

     Expected dividend yield                                           0%                  0%                 0%
     Expected stock price volatility                                  82%                 82%                75%
     Risk-free interest rate                                         5.5%                6.0%              5.75%
     Expected life of options                                   4.7 years           5.5 years          5.2 years

     The  Black-Scholes   option  valuation  model  was  developed  for  use  in
     estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

7.   Share capital, continued

     (b)  Employee share purchase plan


     The Company established an Employee Share Purchase Plan ("the ESPP") effective November 1, 1999. A total of 250,000 shares are authorised for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates. 98,964 common shares were issued pursuant to the ESPP in the year ended December 31, 2000.

     (c)  Warrants

     As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at Cdn$9.06 (US$6.27). The fair value of the warrants was estimated to be Cdn$1.81 (US$1.25) per warrant, using the Black-Scholes option-pricing model. The warrants expired on April 30, 2000.

(d)      Special Warrants

     On September 12, 2000, the Company issued 1,764,705 Special Warrants at a price of Cdn$4.25 per Special Warrant for total gross proceeds of Cdn$7,499,996. Each Special Warrant was exercisable, without additional payment, into one common share of the Company and one share purchase warrant at an exercise price of Cdn$4.75. The Special Warrants were exercised on December 5, 2000. The share purchase warrants expire on June 7, 2002.

     The Company issued 117,853 share purchase warrants as partial consideration payable to the underwriter of the Special Warrant financing. These share purchase warrants are exercisable into one common share of the Company at an exercise price of Cdn$4.25. The share purchase warrants expire on June 7, 2001.

     The fair value of the share purchase warrants was estimated to be Cdn$0.35 (US$0.23) per share purchase warrant and Cdn$0.14 (US$0.09) per share purchase warrant to the underwriter, using the Black-Scholes option-pricing model. None of the share purchase warrants received on exercise of the Special Warrants were exercised as of December 31, 2000.

8.   Income taxes

     Loss before provision of income taxes consisted of:

                                                                            Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1998             1999             2000
                                                            ---------------------------------------------------

     Canada                                                        $ (1,796)          $ (252)          (2,546)
     Other                                                           (1,901)            (506)          (1,121)
                                                            ---------------------------------------------------
                                                                   $ (3,697)          $ (758)        $ (3,667)
                                                            ===================================================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

8.   Income taxes, continued

     The provision for income taxes consisted of the following:

                                                                            Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1998             1999             2000
                                                            ---------------------------------------------------
     Current
          Canada                                                      $  ---            $ 291            $  90
          Other                                                           88               50
                                                                                               ---
                                                            ---------------------------------------------------
          Total current                                                   88              341               90
                                                            ---------------------------------------------------

     Deferred
          Canada                                                       (444)             (85)             (62)
          Other                                                        (433)            (172)             (27)
                                                            ---------------------------------------------------
          Total deferred                                               (877)            (257)             (89)
                                                            ---------------------------------------------------

     Income tax provision                                            $ (789)            $  84            $   1
                                                            ===================================================

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 45.6% for each of the periods presented to loss before income taxes as shown in the following table:

                                                                            Years ended December 31,
     ----------------------------------------------------------------------------------------------------------
                                                                        1998             1999             2000
     ----------------------------------------------------------------------------------------------------------
     Combined Canadian federal and
      provincial income taxes at expected rate                      $(1,686)          $ (346)         $(1,672)
     Acquired in-process research and
        development, not tax deductible                                  300              ---              ---
     Permanent and other differences                                     111              294               42
     Change in valuation allowance                                       302               21            1,553
     Foreign losses tax effected at lower rates                           96               65               78
     State taxes                                                          88               50              ---
     ----------------------------------------------------------------------------------------------------------
                                                                     $ (789)            $  84            $   1
     ----------------------------------------------------------------------------------------------------------


     As at December 31, 2000 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $6,800 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2004 and 2010. The potential tax benefits that may arise from the utilisation of the $6,579 of these tax credits have not been recognised in these financial statements, because their realization is not considered more likely than not. The Company has losses for UK income tax purposes of approximately $1,100 which can be carried forward indefinitely to reduce future taxable income.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

8.   Income taxes, continued


     The tax effect of the temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:
                                                  December 31,
                                                --------------------------
                                                     1999            2000
                                                --------------------------

     Deferred income tax assets
          Tax loss carry forwards                  $  182          $  280
          Research and development                    ---           1,024
          Goodwill and acquired technology                          1,100
                                                    1,007
          Investment tax credits recoverable          220             221
          Share issue costs                            69             198
          Other                                        80              44
                                                --------------------------
          Total gross deferred income tax assets    1,558           2,867
          Less: valuation allowance                 (560)         (2,113)
                                                --------------------------
          Total deferred tax assets                   998             754
                                                --------------------------

     Deferred income tax liabilities
          Research and development expenses         (366)             ---
          Tax depreciation in excess of accounti    (537)           (678)
          Investment tax credits                    (184)            (76)
                                                --------------------------
          Total deferred income tax liabilities   (1,087)           (754)
                                                --------------------------

     Net deferred income tax liabilities          $  (89)          $  ---
                                                ==========================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

9.   Loss per share


     Basic earnings (loss) per share are based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted earnings (loss) per share.

     The weighted average number of common shares outstanding was 10,411,075 (1999 - 10,077,496; 1998 - 9,860,218).

10.  Commitments and Contingencies

     The Company has entered into various operating lease agreements with remaining terms of up to nine years, for office premises and equipment. As at December 31, 2000, the minimum lease payments are approximately as follows:

                     2001                                            $ 804
                     2002                                              748
                     2003                                              748
                     2004                                              792
                     2005                                              926
                     2006 and thereafter                             3,243
                     ------------------------------------------------------
                                                                    $7,261
                     ======================================================


     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada will contribute 31% of the costs incurred in the development of these products to a maximum contribution of $4,200. In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of $7,600 commencing January 1, 2001. During the year ending December 31, 2000, the Company claimed and credited $948 against research and development expenses.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

11.  Segmented information


     In the opinion of management, the Company operates in the digital signal processing systems industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all assets and operations are in Canada. A summary of sales by region (based on location of customers) and by major customers is as follows:

                                       Years ended December 31,
     ----------------------------------------------------------------------
                                   1998              1999             2000
     ----------------------------------------------------------------------

     By Region
     United States              $21,821           $21,325          $18,726
     Other                        4,179             5,066            7,537
     ----------------------------------------------------------------------

     Total Sales                $26,000           $26,391          $26,263

     By Major Customer
     Customer A                 $ 6,251           $10,056          $ 4,893
     Customer B                     ---             3,963            5,505
     ======================================================================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

12.  Financial instruments


     a)  Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate fair value due to their short maturities. Due to the uncertainty over the timing of repayment, the fair value of the Company's long-term debt is not reasonably determinable.

b)       Foreign exchange risk management

     The Company utilizes currency derivative contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability. At December 31, 2000, the Company had currency derivative contracts with a notional principal of $2,000 (December 31, 1999 - $4,000) maturing on March 21, 2001. At December 31, 2000 and December 31, 1999, deferred gains and losses on currency derivative contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

     The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. At December 31, 2000 and December 31, 1999 there were no carrying amounts related to currency derivative contracts on the consolidated balance sheets. Currency derivative contracts to sell $2,000 had an estimated fair value of $1,952 at December 31, 2000 compared to currency derivative contracts to sell $4,000 with an estimated fair value of $4,045 at December 31, 1999.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 1999 and 1998 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
--------------------------------------------------------------------------------
Prepared in accordance with United States generally accepted accounting principles.

13.  Supplementary information

                                                                              Years ended December 31,
                                                              -----------------------------------------------------
                                                                        1998              1999                2000
                                                              -----------------------------------------------------

     Cash received for interest                                         $ 22              $ 56                $ 88
     Cash paid for:
       Interest                                                          149               152                  98
        Income taxes                                                      15                13                  89
     Non-cash financing and investing activities
        Issue of shares for acquisition of the
          net assets of Alex Computer Systems,
          net of share issue expenses                                  4,787               ---                 ---
        Issue of warrants for acquisition of the
          net assets of Alex Computer Systems                            140               ---                 ---
        Exchange of Special Warrants into
          common shares                                                  ---               ---               4,067
        Issue of share purchase warrants on
          exercise of Special Warrants                                   ---               ---                 423
     Rent expense                                                        512               672                 826
     Bad debt expense                                                     17                14                  41
     Foreign exchange gains                                              287                37                  44


