Form 20-F
period 2001-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2002-04-08
CIK 884455

FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                  OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

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

As of December 31, 2001, the Registrant had outstanding 12,363,985 common shares, without par value (the "Common Shares").

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X     No
              ---

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 _____ Item 18  X
                      ---

     All monetary references throughout this Annual Report are expressed in United States dollars ("$"), except where indicated as Canadian dollars ("Cdn$"). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     When used in this Annual Report, the words "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company's operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: general economic conditions; dependence on significant customers and suppliers; success of and requirements of original equipment manufacturers; revenues from development contracts; rapid changes in technology; competition; ability to manage growth and integrate acquisitions; actions by governmental authorities; and foreign currency and exchange rate fluctuations. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the SEC contain certain forward looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be to reflect events  or  circumstances  after  the  date  hereof  or  to  reflect  events  or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those which are detailed from time to time in the Company's SEC filings.

         DSP-LINK(R) is a registered mark in the United States. Solano(R), VASP(R), DSP-LINK(R), Office F/X(R) and Design DSP(R) are registered marks in Canada only. This Annual Report also contains trade names and trademarks of other companies.

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2. Offer Statistics and Expected Timetable.

         Not applicable.

Item 3. Key Information.

A.       Selected Financial Data

     The selected consolidated financial data for the Company presented below under the captions "Statements of Operations Data" for the years 1997, 1998, 1999, 2000 and 2001 and "Balance Sheet Data" as of December 31, 1997, 1998, 1999, 2000 and 2001 is derived from the Company's consolidated financial statements which have been audited by KPMG LLP, independent auditors. The selected consolidated statements of operations data presented below for the years ended December 31, 1999, 2000 and 2001 and consolidated balance sheet data as of December 31, 2000 and 2001 are derived from the Company's audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statement of operations data presented below for the years ended December 31, 1997 and 1998 and consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from the Company's audited consolidated financial statements that are not included in this Annual Report. The Company's audited consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States. The selected financial data presented below should be read in conjunction with the information contained in Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and notes to consolidated financial statements contained in Item 18 "Financial Statements."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                                  Years ended December 31,
                                                                --------------------------------------------------------
                                                                 1997         1998(1)       1999         2000        2001
                                                                 ----         -------       ----         ----        ----

Statements of Operations Data:
Sales                                                           $ 26,207     $ 26,000     $ 26,391     $ 26,263     $ 21,875
Cost of sales                                                     11,180       10,607       11,030       10,607        8,720
                                                                --------     --------     --------     --------     --------
Gross profit                                                      15,027       15,393       15,361       15,656       13,155
Administrative                                                     3,146        3,417        4,695        5,044        5,107
Sales and marketing                                                4,769        7,204        6,379        5,771        4,753
Amortization                                                         644        1,299        1,428        1,423        1,218
Write-down of other assets                                          --           --           --           --          1,468
Research and development                                           2,536        4,374        3,591        7,080        5,946
Acquired in-process research and development charge                  872        2,640         --           --           --
                                                                --------     --------     --------     --------     --------
Earnings (loss) from operations                                    3,060       (3,541)        (732)      (3,662)      (5,337)
Interest expense (income)                                             (2)         149          121           98            6

Other (income) expense                                               (12)           7          (95)         (93)         (70)
                                                                --------     --------     --------     --------     --------
Earnings (loss) before income taxes and discontinued               3,074       (3,697)        (758)      (3,667)      (5,273)
operations
Income tax expense (recovery)                                      1,534         (789)          84            1         --
                                                                --------     --------     --------     --------     --------
Earnings (loss) from continuing operations                         1,540       (2,908)        (842)      (3,668)      (5,273)
Earnings (loss) from discontinued operations                        (535)        --           --           --           --
                                                                --------     --------     --------     --------     --------
Net earnings (loss)                                             $  1,005     $ (2,908)    $   (842)    $ (3,668)    $ (5,273)
                                                                ========     ========     ========     ========     ========
Foreign currency translation                                        (357)        (894)         485         (248)        (280)
                                                                --------     --------     --------     --------     --------
Comprehensive earnings (loss)                                        648       (3,802)        (357)      (3,916)      (5,553)
                                                                --------     --------     --------     --------     --------
Basic earnings (loss) per share from continuing operations      $   0.17     $  (0.29)    $  (0.08)    $  (0.35)    $  (0.43)
Basic earnings (loss) per share from discontinued operations       (0.06)        --           --           --           --
                                                                --------     --------     --------     --------     --------
Basic earnings (loss) per share                                 $   0.11     $  (0.29)    $  (0.08)    $  (0.35)    $  (0.43)
                                                                --------     --------     --------     --------     --------
Weighted average number of common shares outstanding (basic)       9,235        9,860       10,077       10,411       12,297
Diluted earnings (loss) per share from continuing operations    $   0.16     $  (0.29)    $  (0.08)    $  (0.35)    $  (0.43)
                                                                --------     --------     --------     --------     --------
Diluted earnings (loss) per share from discontinued                (0.06)        --           --           --           --
operations                                                          --           --           --           --           --
Diluted earnings (loss) per share                               $   0.10     $  (0.29)    $  (0.08)    $  (0.35)    $  (0.43)
                                                                --------     --------     --------     --------     --------
Weighted average number of common shares outstanding               9,608        9,860       10,077       10,411       12,297
(diluted)

                                                                                        As of December 31,
                                                      --------------------------------------------------------
                                                           1997       1998       1999       2000       2001
Balance Sheet Data:
Working capital                                            $7,514     $4,970     $5,344     $7,692     $4,468
Total assets                                               16,484     19,447     16,568     18,459     12,558
Long-term debt, net of current maturities                      75         75         --         --         --
Stockholders' equity                                       10,487     11,761     11,469     12,727      7,400


1) Includes results of operations of Alex Computer Systems from March 17, 1998, the effective date of the acquisition of substantially all the assets of Alex Computer Systems, Inc.

B.   Capitalization and Indebtedness

         Not applicable.

C.   Reasons for the Offer and Use of Proceeds

         Not applicable.

D.   Risk Factors

     Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Change in Business Strategy

     The Company began developing a voice-over-packet product line in 2000 in order to augment its wireless infrastructure and general-purpose signal processing product lines. The voice-over-packet market continued to undergo a rapid and profound evolution in 2001. The Company does not have the same level of experience in selling to the packet-voice market as the general-purpose signal processing market or the wireless market. Accordingly, the Company may not be successful in augmenting its traditional revenue base by servicing the voice-over-packet market. If the Company is not successful with its voice-over-packet products, it may not succeed in growing or maintaining its revenues or profitability.

Rapid Technological Change and Competition

     The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. Certain competitors may have a technology or market advantage with respect to products that relate primarily to that competitor's specific area of expertise. Other companies participating in the signal processing industry may enter the markets in which Spectrum competes.

     Certain trends in signal processing technology, such as native signal processing and silicon integration, could displace certain of the Company's products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.

Liquidity and Capital Resources

     The Company believes that its existing working capital together with cash generated from operations and borrowings available under its line of credit with its commercial lender, as well as funds it receives from Technology Partnerships Canada, will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available from existing or other sources on a timely basis or on terms satisfactory to the Company.

Significant Customers

     In  2000  and  2001,  the  Company's   largest   customers   accounted  for
approximately 21% and 24%, respectively, of the Company's sales during such periods. A significant reduction of purchases by the Company's significant customers, including the US government, would have a material adverse effect on the Company's business, financial condition and results of operations. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from the Company as that maintained by the U.S. government. In addition, while the Company is not aware of any current plans by the U.S. government that may result in decreased government contract funding which would affect the Company's operations, there can be no assurance that U.S. government procurements in the section of the market the Company serves will continue to be funded at the same level.

Reliance  on  Original   Equipment   Manufacturers;   Variability   of  Customer
Requirements; Nature and Extent of Customer Commitments

     The Company earns revenue from both government and commercial customers. The Company's commercial customers include Original Equipment Manufacturers, or OEMS, that integrate the Company's products into commercially available end products. The Company's operating results thus depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that these OEM customers will continue to rely, or expand their reliance, on the Company as a third party supplier for their signal processing solutions, that other OEMs will become customers of the Company or that any customers will not terminate supply contracts or reschedule or decrease their level of purchases.

     The level and timing of orders placed by the Company's OEM customers varies due to OEM customers' efforts to manage inventory, changes in the OEM customers' manufacturing and distribution strategies, and variations in demand for OEM customers' products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments from its OEM customers but instead works with its customers to anticipate the future volume of orders. From time to time, the Company will purchase components that require a long lead-time without customer commitment to pay for them. If customers cancel orders without sufficient notice, the Company's inventory and cash levels could be materially adversely affected.

Dependence on Third-Party Suppliers

     Each of the Company's products may contain hundreds of components purchased from third party suppliers. The Company purchases microprocessors and certain other components from Broadcom Corporation, Texas Instruments Inc., and Analog Devices Inc. Each of these suppliers is the sole manufacturer of the respective microprocessor. The Company does not have long-term agreements with these suppliers. While the Company has from time to time experienced shortages of components supplied by third party suppliers, such shortages to date have not had a material adverse effect on the Company's operating results. The inability to obtain adequate supplies of microprocessors or other components could delay the Company's ability to manufacture and ship its products. If any software developed and maintained by third party suppliers, which is incorporated into certain of the Company's products, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company's product lines, this could result in a decline in demand for the affected products.

Contract Manufacturing

     The Company currently has long-term contractual supply agreements with contract manufacturers to procure components, and to assemble and test the majority of its printed circuit board assemblies. The Company's internal manufacturing operations consist primarily of production of prototypes, system integration services, test engineering, materials purchasing and inspection, and quality control. Although the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such third-party contractors would adversely affect the Company's ability to continue to deliver its products and its business, financial condition and results of operations.

Potential Undetected Errors

     The Company develops complex hardware and software products that may contain undetected errors or failures when first introduced or as new versions are released. Although the Company extensively tests its products prior to their introduction, design errors may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. Although the Company has not experienced any significant errors to date, the occurrence of such errors could have a material adverse effect on the Company's business, financial condition and results of operations.

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

     Since 1995, the Company has periodically entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. The term of these contracts typically does not exceed one year. The market price of these contracts generally approaches the spot exchange rate as the contracts approach the expiration of their term. The maximum notional principal the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At December 31, 2001, the notional principal of foreign currency derivatives was Cdn$2,500,000 and the fair value loss was $26,000.

Availability of Licenses

     The Company currently licenses a wide variety of intellectual property, including software and development tools, from third party suppliers for use in its products. The Company expects to incorporate such third party intellectual property into its future product developments. There can be no assurance that the Company's present licenses do, or that its future licenses will, grant the Company adequate rights for a sufficient period of time to support its products and customers, or that the it will be able to renew expired licenses on commercially reasonable terms.

Intellectual Property Rights

     The Company believes that its success is dependent to a large extent upon its proprietary technology. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company has selectively sought patent protection of its products in Canada, the United States and abroad but it does not hold any patents on any of its current products. While the Company has applied to the United States Patent and Trademarks Office for one patent in 2001 and one in 2002, there can be no assurance that these patents, once granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by the patent laws in the event that a competitor infringed upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Dependence on Key Personnel

     The success of the Company is dependent in large part on certain key management and technical personnel. The loss of one or more of these key personnel could adversely affect the Company's business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. There can be no assurance that the Company will be successful in these efforts due to the high level of competition in the embedded systems industry generally, and in the signal-processing segment of the embedded systems industry in particular. The Company's business and operating results may be materially and adversely affected if it is unsuccessful in these efforts.

Variability of Quarterly and Annual Operating Results

         The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:

     o the general demand for embedded computers, embedded computer sub-systems and high performance signal processing solutions;

     o the success achieved by the Company's OEM customers in developing and marketing their products;

     o the success of the Company in penetrating the voice-over-packet market;

     o    the volume and timing of orders received;

     o    the mix of products and development fees;

     o the timing of new product introductions by both the Company and its competitors;

     o    pricing by both the Company and its competitors;

     o    the Company's ability to develop and market new products;

     o the Company's ability to manufacture its products at high quality levels and at commercially reasonable costs;

     o    the availability and cost of signal processing microprocessors;

     o the timing and levels of sales and marketing expenditures and general economic conditions, and;

     o    changes in the customer's financial condition or budget.


Item 4. Information on the Company.

A.       History and Development of the Company

     Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company's head office is located at 2700 Production Way, Suite 200, Burnaby, British Columbia, Canada V5A 4X1. The Company's registered and records office is located at 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1. The Company's address in the United States is 8201 Corporate Drive, 1140 Landover, Maryland USA 20785 and its telephone number is 301-459-8888.

B.       Business Overview

Technology

     Digital signal processing involves the conversion of analog signals, including sound and light, into a stream of digital values that are then processed, manipulated, exchanged or stored by computing systems. Digital signal processing provides several advantages over analog signal processing, including:
(1) higher degrees of signal compression, resulting in greater storage and communication capacity; (2) increased ability to process and manipulate data, resulting in enhanced product performance, and; (3) the ability to process and adapt to changing signals in real time. In addition, digital signal processing, permits easier development and upgrades of multi-functional products through the use of programmable software/hardware combinations, thus shortening time-to-market for new products.

     The foundation of a digital signal processing system is the DSP microprocessor first introduced in the early 1980s by a number of semiconductor companies, including Texas Instruments Inc., AT&T Corporation, and Motorola Inc. Initial advances in digital signal processing technology using DSP microprocessors took place in government and commercial applications where high performance and speed were of paramount importance while cost was a secondary consideration.

Business Strategy

     The Company historically targeted the general-purpose digital signal processing market. In January 2000, the Company began implementing a new five-year strategic plan under which it reorganized into groups individually focused on the voice-over-packet and wireless communications infrastructure markets.

     The Company discontinued its investment in both its Sensor Systems group and the general-purpose signal processing market in 2000. Resources from the Company's Sensor Systems group were reallocated to its Network Solutions and Wireless Systems groups. The Company believes this realignment of resources is enabling it to more effectively focus its resources on the wireless communications and voice-over-packet target markets. The Company continues to supply general-purpose digital signal processing products to several existing long-term customers that fall outside the market focus of its Wireless Systems and Network Solutions groups.

     Network Solutions. The Company's Network Solutions group develops advanced technologies and products to enable the convergence of telecommunications networks. Telecommunication networks are converging worldwide, creating an intertwined landscape consisting of both wireless and wireline voice and data communication networks. The rapid shift of voice communications from the traditional public switched telephone network to advanced packet networks requires a new generation of technologies to seamlessly bridge these two worlds. The convergence of these two networks is expected to take years to occur.

The Company's aXs family of products are being developed to perform voice-over-packet processing in voice gateways, enabling applications such as packet-based voice network backbones, voice over internet protocol, voice over broadband access, packet network gateways, and high-density echo cancellation. The Company's Network Solutions products are targeted to be complete solutions including board-level optimized hardware, software and DSP firmware, offering a fast time to market advantage to telecommunications OEMs.

     On February 12, 2001, the Company's Network Solutions group announced a marketing and technology alliance with Broadcom Corporation. The alliance brings together Broadcom's CALISTO(TM) semiconductor and software technology with the Company's proprietary multiprocessor hardware, software and silicon design capabilities. The alliance provides the Company with access to the CALISTO semiconductor and related software, as well as development tools. The Company believes Broadcom will benefit from the alliance through the ability to expand its market reach and access customers that require a complete turnkey solution for integrated voice processing systems.

     Wireless Systems. The Company's Wireless Systems group focuses on two complementary facets of the wireless infrastructure market - commercial and government. The Wireless Systems group has developed the flexComm(TM) product family of flexible, high performance signal processing subsystems to service its wireless markets. Within the commercial wireless infrastructure market, the
Wireless Systems group provides signal processing solutions for various components of wireless transmission including satellite ground stations, cellular base stations, smart antennae, beam forming applications and measurement systems. The Company's products enable its customers to quickly respond to the growth in wireless communications and maximize their current infrastructure investments by offering higher channel density, optimized signal collection and field upgrade capability, and the ability to compensate for cable losses and poor signal reception.

     In addition, the Wireless Systems group develops hardware and software for government applications such as military communications, signal intelligence, electronic countermeasures and surveillance. This group has developed software defined radio subsystems that enable the configuration of the radio system in software as opposed to hardware. This group has also developed sophisticated signal collection solutions including receivers that can scan and collect specific signals from among thousands in the radio frequency spectrum including cellular telephone, microwave, ship-to-shore and government transmissions. This group also develops signal processing equipment that is used to evaluate the characteristics of collected signals and select those signals likely to contain relevant information. The Company's customers in this market include Hughes Network Systems, Inc., Agilent Technologies, Inc., Raytheon Corporation and the U.S. Department of Defense.

Products

     The Company's two business groups design signal processing systems based on the demands of their target markets.

     The Network Solutions group's aXs product line enables the convergence of voice and data networks for next-generation telecommunications applications. The aXs product line is targeted at large and mid-sized telecommunication OEMs. The aXs product line currently offers more than double the channel density of currently released competitive products. The aXs product line is an extremely flexible signal processing solution that can be easily integrated into carrier-class wireline network applications.

     The advantages of the aXs product line include high-density hardware and a flexible software framework. The Network Solutions group has designed a standard hardware platform that is programmed to perform specific voice processing tasks using application specific algorithms. The aXs high-density hardware platform, combined with Spectrum software and silicon technology, enables customers to process more voice channels in less space, using less power which enables gateway providers to reduce their infrastructure costs. The Company's aXs products can be programmed with application-specific software to satisfy specific customer requirements.

     The Company's Wireless Systems group developed the flexComm product line to target the commercial and defense wireless communications markets. The flexComm product line is designed to enable customers to incorporate a range of Spectrum subsystem elements as required. In 2001, the Wireless Systems group enhanced its flexComm product line with a series of major product launches including the high channel density receiver family of products. High channel density receiver products, the first entry in the Company's highly competitive software defined ratio product line, are designed primarily for government use for high capacity wireless signal collection and conversation monitoring. The Wireless Systems group has also developed the Accelera software development environment which facilitates the porting of application-specific software onto flexComm products. The Company's Accelera software can help its customers reduce their time to market. The Wireless Systems group can also perform integration services for its customers.

Research and Product Development

     The Company believes that continued investment in research and development will be critical to its future success. The Company's research and product development efforts focus primarily on the development of next generation products for the wireline and wireless communications infrastructure markets. The Company's Wireless Systems and Network Solutions groups each maintain teams of software and hardware engineers dedicated to the development of integrated hardware and software solutions for their specific target market.

         The Company generates a small percentage of its revenues from development contracts with key customers. These development contracts, which may provide for a production commitment, provide the Company with partial funding for the development of certain of its products. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company is currently conducting development work under development contracts with several of its customers. The Company intends to continue to seek development contracts with strategic customers.

Engineering

         The Company's technical strengths include high-density hardware design, software development, system integration and ASIC capabilities. The Company believes that its technical strengths enable it to provide fully integrated signal processing systems or subsystems as required by its customers.

         The Company has developed nine different ASICs within the last ten years. The Company's latest chip is called the Solano ASIC. The Solano ASIC enables the movement of large amounts of data into, within, and out of signal processing systems.

         The Company's engineers use a broad array of proprietary and licensed signal processing technologies to identify the appropriate hardware and/or software solution for each application. The Company's engineers work with their customers' counterparts early in the design process to ensure that the benefits of its systems are fully realized in the customer's end product. Established signal processing design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team conducts pre-production tests to give customers the opportunity to observe how a system functions in an application so that necessary adjustments can be made before final production. When the customer has approved a signal processing design, the Company has the product manufactured in the quantity desired by the customer. The Company's engineers also assist customers with project management, test software developments, board layout and manufacture, and system integration and testing.

Customers

         The Company targets its signal processing system product lines at the voice-over-packet and wireless infrastructure markets. The Company, however, continues to sell its products to a number of customers in the general purpose signal processing market.

         The Company conducted business with over 140 customers in 2001. A small number of these customers accounted for a substantial portion of the Company's 2001 revenue. The U.S. Government, one of the Company's most significant customers, accounted for approximately 19% and 24% of the Company's sales in 2000 and 2001, respectively. The U.S. government is increasingly outsourcing the responsibility for purchasing items to large contractors making less direct purchases from more modestly sized contractors such as Spectrum.

Competition

         The wireless and voice-over-packet communications infrastructure markets for signal processing systems are intensely competitive. The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price.

         The Company's Wireless Systems and Network Solutions groups compete against in-house development teams at several of their target customers. Many of the Company's target customers have significant financial and research and development resources and could make the decision to design the signal processing system for their application in-house. The Company believes that the trend towards outsourcing and purchasing commercial off-the-shelf products is growing. The Company believes that its proprietary technology, strong customer support, field-proven software algorithms, integration services, and software development tools represent a compelling outsourcing proposition to its customers.

         The Company's Network Solutions group faces competition from companies including AudioCodes Ltd., NMS Communications, Inc. and Dialogic Corporation. The Company's Wireless Systems group faces competition from companies including Motorola Inc. (through its acquisition of Blue Wave Systems Inc.), Mercury
Computer Systems Inc. and Pentek Inc. The Company anticipates additional competitors, some of which may also have greater financial and other resources, in each of its target markets over the next several years.

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

         Most of the Company's revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland, California, Massachusetts and the United Kingdom. Spectrum has a senior sales team, which is supported by field applications engineers, who work closely with the sales team and with customers. The Company's field application engineers play a key role in pre-sales technical support by assisting customers with product development and system integration. The Company's sales force is trained on the Company's products and services on a periodic basis.

         The Company currently maintains distribution agreements with international distributors covering Australia, the Benelux countries, Canada, China, France, Germany, Hong Kong, India, Indonesia, Israel, Italy, Japan, Malaysia, New Zealand, the Philippines, Singapore, South Korea, Spain, Taiwan and Thailand.

Operations

         The Company's operations group manages its logistics, manufacturing, purchasing and quality assurance functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board-level products, cable assemblies and some silicon manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, sales, marketing and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9002 certification in January 1994 and ISO 9001 certification in December 1994.

         The  Company  supports  its ISO 9001  quality  standards  by  providing after-sale technical support. The Company's support team is staffed with application engineers who are experienced in a broad variety of hardware and software products. The Company's application engineers document customer-reported problems and questions in a database. This database assists with the timely resolution of current and future problems and provides valuable information for the Company's product managers as they redefine and improve the Company's product line.

Suppliers

         The Company's signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including Broadcom Corporation, Texas Instruments and Analog Devices. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company does not have long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on the Company's ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

C.       Organizational Structure

         The Company operates in the digital signal processing systems industry. The Company is organized into two business groups focusing on the Company's target markets. The Network Solutions group and Wireless Systems group are supported by an administrative and operations group based at the Company's head office in Burnaby, British Columbia. The Company makes resource allocation decisions based on one operating segment.

         Spectrum has two wholly owned subsidiaries,  Spectrum Signal Processing
(UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to consolidate the Company's European and UK operations. Spectrum Signal Processing (USA) Inc. was established to consolidate the Company's U.S. government wireless business.

D.       Property, Plants and Equipment

         The Company's head office facilities are located at One Spectrum Court at 2700

Production Way, Burnaby, British Columbia. The Company's lease agreement for this facility expires June 30, 2009. The initial premises comprise 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one-time right to cancel the lease, with notice to be granted prior to June 30, 2005, and the cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $720,000.

         The Company also leases office space in California, Maryland, Massachusetts and the United Kingdom.

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

"DSP" means a digital signal processor;

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

Item 5. Operating and Financial Review and Prospects.

         The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements and the related notes to consolidated financial statements, contained in Item 18, "Financial Statements".

A.       Operating Results

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing systems for the wireless and voice over packet communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to enable the convergence of different voice and data communications networks or to enable communication between different standards within the same network.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

Results of Operations
                                              Years Ended December
                                                       31,
                                     ------------- ------------- -------------
                                             1999          2000          2001
                                             ----          ----          ----
Sales                                      100.0%        100.0%        100.0%

Cost of sales                                41.8          40.4          39.9
                                     ------------- ------------- -------------
Gross margin                                 58.2          59.6          60.1

Administrative                               17.8          19.2          23.3
Sales and marketing                          24.2          22.0          21.7
Research and development                     13.6          27.0          27.2
Amortization                                  5.4           5.4           5.6
Write-down of other assets                      -             -           6.7
                                     ------------- ------------- -------------
Loss from operations                        (2.8)        (14.0)        (24.4)
Interest expense                              0.5           0.4           0.0
Other income                                (0.4)         (0.4)         (0.3)
                                     ------------- ------------- -------------
Loss before income taxes                    (2.9)        (14.0)        (24.1)
Income tax expense                            0.3           0.0           0.0
                                     ------------- ------------- -------------
Net loss                                    (3.2)        (14.0)        (24.1)
                                     ============= ============= =============

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

         Sales. Net sales in 2001 were $21,875,000, a decrease of $4,388,000, or 16.7%, compared to sales in 2000. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $14,913,000, or 68.2% of sales, compared to $16,532,000, or 62.9% of sales in 2000. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $4,621,000, or 21.1% of sales, compared to $7,079,000, or 27.0% of sales in
2000. Also, included in sales in 2001 were development contract fees of $477,000, or 2.2% of sales, compared to development contract fees of $652,000, or 2.5% of sales in 2000. The decrease in the Company's sales for the year ended December 31, 2001 compared to sales for the year ended December 31, 2000 was attributable to a general slowdown in orders affecting the entire communications market and the extension of design cycles of some of the Company's commercial customers.

         Gross Profit. Gross profit decreased to $13,155,000 in 2001 from $15,656,000 in 2000, a decrease of 16.0%. Gross margin (profit as a percentage of sales) increased slightly to 60.1% in 2001 from 59.6% in 2000. The Company's historical gross margin has varied period to period due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

         Administrative. Administrative expenses were $5,107,000 in 2001, compared to $5,044,000 in 2000. The increase in administrative expenses was primarily attributable to an increase in bad debts expense. Administrative expense increases in 2001 were partially offset by reduced employee compensation expenses. Administrative expenses as a percentage of sales increased to 23.3% of sales for the year ended December 31, 2001 compared to 19.2% for the year ended December 31, 2000 due to a decline in the Company's sales without a commensurate reduction in administrative expenses.

         Sales and Marketing. Sales and marketing expenses were $4,753,000 in 2001, compared to $5,771,000 in 2000. The decrease in sales and marketing expenses was attributable to reduced external sales representative commissions, reduced employee compensation expenses and reduced discretionary spending. S&M expenses as a percentage of sales decreased to 21.7% of sales for the year ended December 31, 2001 compared to 22.0% for the year ended December 31, 2000.

         Amortization. Amortization expense in 2001 decreased to $1,218,000, or 5.6% of sales compared to $1,423,000, or 5.4% of sales in 2000. The decrease in amortization expense during 2001 was due to the effect of the Company's write-off at the end of the second quarter of 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer, resulting in only two quarters of related amortization expense during 2001 versus a full year of related amortization expense during 2000. Also included in amortization expense was depreciation of fixed assets, which increased slightly in 2001 as the result of increased spending on capital assets.

         Write-down of Other Assets. In the second quarter of 2001, the Company recorded a goodwill write-off of $1,468,000, representing the remaining net book value of the goodwill recorded in connection with the March 1998 acquisition of the net assets of Alex Computer Systems Inc. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset.

         Research and Development. Research and development expenses were $5,946,000, or 27.2% of sales in 2001, compared to $7,080,000, or 27.0% of sales in 2000. R&D expenses incurred in 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted from decreased expenses related to third party project development and an increase in funding to the Company under its agreement with Technology Partnerships Canada, or TPC, as described below. Decreased spending was partially offset by increased employee compensation expenses and a severance charge of $390,000 relating to a reduction in the size of the Company's R&D staff. Although the Company's overall R&D spending has remained relatively constant, the Company's reported R&D expenses have decreased as the result of funds received under the Company's TPC funding agreement being treated as an expense offset.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was a net income of $64,000 in 2001 compared to a net expense of $5,000 in 2000. The increase was due primarily to decreased working capital borrowings under the Company's line of credit facility.

         Income Taxes. The Company's net provision for income tax was negligible in both 2001 and 2000 due to the incurrence of losses the tax benefit of which has been offset by a valuation allowance.

         Net Loss. The Company had a net loss of $5,273,000 in 2001, compared to a net loss of $3,668,000 in 2000. The Company's loss per share (basic and diluted) in 2001 was $0.43, compared to a loss per share (basic and diluted) of $0.35 in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         Sales. Net sales in 2000 were $26,263,000, a decrease of $128,000, or 0.5%, compared to sales in 1999. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $16,532,000, or 62.9% of sales, compared to $11,101,000, or 42.1% of sales in 1999. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $7,079,000, or 27.0% of sales, compared to $6,241,000, or 23.6% of sales in
1999. Also included in sales in the year were sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $602,000, or 2.3% of sales, compared to $2,057,000, or 7.8% of sales in 1999. Included in sales in 2000 were development contract fees of $652,000, or 2.5% of sales, compared to development contract fees of $1,505,000, or 5.7% of sales in 1999. The Company actively sells its internally developed products to customers that have historically purchased Blue Wave Systems, Inc-developed products. The increase in sales of Spectrum-developed products and decrease in sales of Blue Wave Systems, Inc.-developed products was due to this sales activity.

         Gross Profit. Gross profit increased to $15,656,000 in 2000 from $15,361,000 in 1999, an increase of 1.9%. Gross margin (profit as a percentage of sales) increased slightly to 59.6% in 2000 from 58.2% in 1999. The lower gross margin in 1999 compared to that during 2000 was due primarily to charges relating to the write-off of obsolete inventory during the 1999 period. The Company's historical gross margin has varied period to period due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

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

         Research and Development. Research and development expenses were $7,080,000, or 27.0% of sales in 2000, compared to $3,591,000, or 13.6% of sales in 1999. R&D expenses incurred in 2000 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted from increased development activity and the addition of the Company's Network Solutions research and development group.

         Other Income. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was a net expense of $5,000 in 2000 compared to a net expense of $26,000 in 1999. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility.

         Income Taxes. The Company's net provision for income tax was $1,000 in 2000, compared to $84,000 in 1999. No net tax benefit of loss carryforwards was recognized in either year.

         Net Loss. The Company had a net loss of $3,668,000 in 2000, compared to a net loss of $842,000 in 1999. The Company's loss per share (basic and diluted) in 2000 was $0.35, compared to a loss per share (basic and diluted) of $0.08 in 1999.

Hedging

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At December 31, 2001, the Company had entered into forward foreign exchange contracts with a notional principal of Cdn$2,500,000 to manage its exposure to fluctuations in U.S. - Canadian dollar exchange rates through March 19, 2002. These contracts have not been designated as hedges for accounting purposes. An accumulated fair value loss of $26,000 has been recognized in the Company's net loss for the year.

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

Critical Accounting Policies

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

         The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

     o The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

     o The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to a distortion in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such distortions in the Company`s inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

     o As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets.. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

     o The Company assesses the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on projected undiscounted and discounted cash flows using a discount rate determined by the Company's management to be commensurate with the risk inherent in its current business model. During 2001, the Company recorded a goodwill write-off of $1,468,000, representing the remaining net book value of the goodwill recorded in connection with the acquisition in March 1998 of the net assets of Alex Computer Systems Inc. Management concluded that a permanent impairment in the value of this asset had occurred based on the analysis of its projected future undiscounted and discounted cash flows related to this asset.

Related party transactions

         During 2001, there were no related party transactions.

B.       Liquidity and Capital Resources

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         The Company has a credit facility agreement dated July 8, 1998 with a Canadian Chartered Bank (the "Bank") consisting of a Cdn$5,000,000 (approximately $3,140,000) operating line of credit (the "Line of Credit"). The facility is subject to a periodic review at the discretion of the Bank. The Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the Line of Credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes that at December 31, 2001 and as of the date of this Annual Report on Form 20-F it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. The Bank is currently conducting its annual credit facility review with the Company and finalizing the terms. While the Company anticipates that this process will conclude with a renewal of the credit facility, at this time there can be no assurance that it will renew its credit facility under its existing terms and conditions. The Company's net borrowings under the Line of Credit as of December 31, 2001 were negligible. The Company has no significant long term debt at December 31, 2001.

         On September 12, 2000, the Company issued 1,764,705 Special Warrants at a price of Cdn$4.25 per Special Warrant for total gross proceeds to the Company of Cdn$7,499,996. Each Special Warrant was exercisable, without additional payment to the Company, into one Common Share of the Company and one common share purchase warrant having an exercise price of Cdn$4.75 and an expiration date of June 7, 2002. The Special Warrants were exercised on December 5, 2000, resulting in the issuance of 1,764,705 Common Shares and common share purchase warrants to purchase 1,764,705 Common Shares. None of the common share purchase warrants received on exercise of the Special Warrants had been exercised as of December 31, 2001.

         At December 31, 2001 and December 31, 2000, the Company's cash and cash equivalents were $1,344,000 and $2,538,000 respectively. Net cash provided by (used for) operating, financing and investing activities was $(1,194,000) and $1,116,000 in the years ended December 31, 2001 and December 31, 2000, respectively.

         The Company's net accounts receivable balance, at December 31, 2001 and December 31, 2000 was $5,784,000 and $7,598,000 respectively. The decrease in accounts receivable was attributable to a decrease in trade receivables that resulted from a decrease in net sales during 2001 and an early customer payment. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $832,000 during the year ended December 31, 2001 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at December 31, 2001.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $3,956,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the year ended December 31, 2001, the Company accrued royalties payable of $75,000. If the Company has not paid at least $7,176,000 (Cdn$11,428,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,176,000 (Cdn$11,428,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company believes that existing working capital together with cash generated from operations and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

C.       Research and Development, Patents and Licenses

Research and Development

         Details of the Company's research and development expenditures can be found under "Operating Results" in Item 5A and, with respect to its TPC agreement, in "Liquidity and Capital Resources" in Item 5B, above.

Patents and Licenses

         The Company relies to a large extent upon its proprietary technology. The Company has acquired expertise in developing, and has developed, a number of proprietary signal processing technologies, including: government and commercial signal processing hardware subsystems, development software, application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company has selectively sought patent protection of its products in Canada, the United States and abroad. In 2001, the Company applied for a U.S. patent on its Solano ASIC technology. In 2002, the Company applied for a U.S. patent related to configurable input/output modules on industry standard DSP boards. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

         The Company claims copyright protection for each printed circuit board, ASIC or software program developed internally. The Company has trademarks registered in the United States for DSP-LINK(R) and trademarks registered in Canada for Solano(R), VASP(R), DSP-LINK(R), Office F/X(R) and Design DSP(R). The Company has applied for registration of the aXs trademark in Canada, the United States and the European Community, and for the aXs design trademark in Canada and the USA.

         The Company has entered into several agreements under which third-party vendors license software or other technology to the Company. The Company generally pays royalties to the licensor based on unit sales. The licensed property remains the sole property of the third-party supplier under the terms of these agreements. The Company has no right to the material after the termination of such agreements. The agreements generally are non-exclusive, have lives varying from three years to indefinite, and generally may be terminated for any or no reason upon proper notice.

D.       Trend Information

Market Trends

         The Company began implementing a new five-year strategic plan in 2000. The Company reorganized its business into Network Solutions and Wireless Systems groups focused on the voice-over-packet and wireless communications infrastructure markets.

         The voice-over-packet market continues to undergo a rapid and profound evolution. The Company does not have the same level of experience in selling to the voice-over-packet market as the general-purpose signal processing market or the wireless market. Accordingly, the Company may not be successful in augmenting its traditional revenue base by servicing the voice-over-packet market. If the Company is unable to implement its strategic plan, it may not succeed in growing or maintaining its revenues or profitability. See "Business Strategy" in Item 4B.

         A continuing trend for the Company has been the Company's reliance on a small number of customers to provide the majority of its revenue. For example, the U.S. Government accounted for 24% of the Company's revenues in 2001 and 19% of revenues in 2000. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government.

         Current production trends include the continuation of the Company's pursuit of a build-to-order methodology, under which the Company attempts to acquire inventory only after a customer order is received, in order to reduce inventory on hand. The Company, however, maintains inventories of components and finished goods for certain of its products that have historically had a high rate of turnover.

         The Company is not aware of any identifiable trends with respect to its cost and selling prices. The Company's cash position is slightly weaker than in previous years and maintaining adequate cash reserves remains a Company priority.

Item 6. Directors, Senior Management and Employees

A.       Directors and Officers

         The directors and executive officers of the Company are as follows:

--------------------------------------- ------ ----------------------------------------------------------------------
Name and Municipality of Residence      Age    Position
-------------------------------------- ------ ----------------------------------------------------------------------
Irving G. Ebert (1)(3)                  53     Chair of the Board and Director
--------------------------------------- ------ ----------------------------------------------------------------------
Pascal Spothelfer(2)(4)                 41     President, Chief Executive Officer and Director
--------------------------------------- ------ ----------------------------------------------------------------------
Douglas Johnson                         38     Vice President, eBusiness, Operations and Quality Assurance
--------------------------------------- ------ ----------------------------------------------------------------------
Brian Lowe                              51     Vice President, Sales, Wireless Systems
--------------------------------------- ------ ----------------------------------------------------------------------
Martin McConnell                        50     Vice President, Finance, Chief Financial Officer and Secretary
--------------------------------------- ------ ----------------------------------------------------------------------
Andrew Talbot                           37     Vice President, Network Solutions
--------------------------------------- ------ ----------------------------------------------------------------------
Randy Tkatch                            44     Vice President, Engineering, Wireless Systems
--------------------------------------- ------ ----------------------------------------------------------------------
Kenneth A. Spencer (1)(2)(3)(4)         58     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Andrew Harries (2)(4)                   40     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Matthew Mohebbi                         49     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Samuel Znaimer (1)(3)                   45     Director
--------------------------------------- ------ ----------------------------------------------------------------------


(1)  Member of the Audit committee.

(2) Member of the Compensation committee. Pascal Spothelfer is an ex-officio member.

(3)  Member of the Governance committee.

(4)  Member of the Nomination committee.

The business experience of each of the Company's directors and executive officers is as follows:

         Irving G. Ebert has been Chair of the Board since February 2002 and a Director of the Company since May 2000. From 1998 to the present, Mr. Ebert has been in the business of making early stage investments in private companies and serving as a corporate director. Mr. Ebert was Vice-President, Strategic Alliances Service Provider and Carrier Group Marketing at Nortel Networks Limited in 1998, and from 1995 to 1998, Mr. Ebert was Vice-President, Systems Engineering at Nortel Networks Limited. Prior to that time, Mr. Ebert held management positions in Nortel Networks Limited, Bell Canada and Bell-Northern Research.

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

         Douglas Johnson has been Vice President, eBusiness, Operations and Quality Assurance of the Company since January 2000. From 1994 through 1999, Mr. Johnson held the position of Vice President, Logistics. From 1990 to 1994, Mr. Johnson served as Director of Logistics for the Company. From 1987 to 1990, Mr. Johnson was Corporate Materials Manager with LSI Logic of Canada.

         Brian Lowe has been Vice President, Sales, Wireless Systems of the Company since January 2000. From 1992 through 1999, Mr. Lowe held the position of Vice President, Sales. From 1977 to 1992, Mr. Lowe held several management positions with Epic Data Inc., a company involved in factory data collection systems, most recently serving as Vice President, Sales.

         Martin McConnell has been Vice President, Finance, Chief Financial Officer and Secretary of the Company since 1993. From 1985 to 1993, Mr. McConnell was associated with Epic Data Inc. in several management positions, most recently serving as Executive Vice President.

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

         Randy Tkatch has been Vice President, Engineering, Wireless Systems of the Company since July 2001, having joined the Company as Director of Engineering in November 2000. From October 1989 through November 2000, Mr. Tkatch held the positions of Manager, Director and acting Vice President, Engineering at Glenayre Electronics. From 1987 to October 1989, Mr. Tkatch held the positions of Senior Designer and Engineering Manager at Integra Systems.

         Dr. Kenneth A. Spencer has been a Director since October 1997 and was the Chair of the Board from December 1997 to February 2002. In 1983, Dr. Spencer co-founded Creo Inc. (formerly Creo Products Inc.), a Burnaby, British Columbia based technology company supplying digital pre-press systems. Dr. Spencer stepped down from an active role in Creo in 1995 and is currently a Director of that company. Previous positions held by Dr. Spencer include Vice President and General Manager at MacDonald, Dettwiler and Associates, Ltd., and General Manager of Glenayre Technologies Inc.

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

         Matthew Mohebbi was appointed a Director of the Company in October 2000. Mr.

Mohebbi has served in various positions with Hughes Network Systems since 1991. Mr. Mohebbi is currently Vice President of Hughes Mobile Satellite Systems. From 1997 to 2001, Mr. Mohebbi held the position of Assistant Vice President and General Manager of Mobile Satellite Systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems' satellite division. Prior to this, Mr. Mohebbi held a variety of engineering and management positions in Hughes Network Systems' satellite division.

         Samuel Znaimer has been a Director of the Company since 1990. Since 1983, Mr. Znaimer has been Senior Vice President of Ventures West Capital Ltd., a venture capital company.

         There is no family relationship between any of the Directors and the executive officers. There are no arrangements or understandings between any Director and executive officer and any other person pursuant to which any Director and executive officer was selected.

B.       Compensation

EXECUTIVE COMPENSATION

         Particulars of compensation paid to the Company's current chief executive officer ("CEO") and each of the Company's five most highly compensated executive officers who were serving as executive officers as at December 31, 2001 (the "Named Executive Officers") are set out in the summary compensation table below:

==========================================================================================================================
                                             SUMMARY COMPENSATION TABLE (4)
--------------------------------------------------------------------------------------------------------------------------
                                          Annual Compensation                 Long Term Compensation
------------------------- --------------------------------------------- ----------------------------------- --------------
                                                                                Awards            Payouts
------------------------- ------ ------------- ------------ ----------- ------------------------ ---------- --------------
                                                                         Securities
                                                             Other         Under      Restricted
                                                             Annual       Options/     Shares or                All Other
   Name and Principal                                        Compen-        SARs       Restricted    LTIP         Compen-
        Position          Year      Salary      Bonus(1)     sation        Granted    Share Units   Payouts      sation(2)
------------------------- ------ ------------- ------------ ----------- ----------- ------------ ---------- --------------
Pascal Spothelfer(3)      2001      $155,402      $ 5,627      Nil         37,082       Nil         Nil          $8,380
President and Chief       2000      $168,294      $66,476      Nil        400,000       Nil         Nil          $3,099
Executive Officer         1999             -            -       -               -        -           -                -
------------------------- ------ ------------- ------------ ----------- ----------- ------------ ---------- --------------
Martin McConnell          2001      $111,890      $ 4,287      Nil         19,500       Nil         Nil          $5,883
VP Finance,               2000      $117,805      $22,720      Nil         10,000       Nil         Nil          $4,191
Secretary & CFO           1999      $129,758      $ 9,593      Nil          7,500       Nil         Nil          $4,053
------------------------- ------ ------------- ------------ ----------- ----------- ------------ ---------- --------------
Brian Lowe                2001      $109,351      $ 9,646      Nil         19,332       Nil         Nil          $4,747
VP, Sales,                2000      $110,367      $18,849      Nil         10,000       Nil         Nil          $3,181
Wireless Systems          1999      $108,534      $ 9,593      Nil          7,500       Nil         Nil          $2,881
------------------------- ------ ------------- ------------ ----------- ----------- ------------ ---------- --------------
Douglas Johnson           2001      $105,674      $ 3,751      Nil         23,416       Nil         Nil          $5,572
VP, eBusiness, Oper-      2000      $107,708      $30,629      Nil         10,000       Nil         Nil          $4,092
ations and QA             1999       $95,276      $ 9,593      Nil          7,500       Nil         Nil          $3,017
------------------------- ------ ------------- ------------ ----------- ----------- ------------ ---------- --------------
Andrew Talbot             2001      $136,754      $ 5,359      Nil         23,833       Nil         Nil          $7,126
VP, Network               2000      $133,513      $89,301      Nil        130,000       Nil         Nil          $4,526
Solutions                 1999      $129,854      $23,054      Nil          7,500       Nil         Nil          $  160
========================= ====== ============= ============ =========== =========== ============ ========== ==============

(1) Under the Company's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company's strategy. These bonuses are reported in the year they were earned. Generally bonuses earned in any particular year are paid out in the first quarter of the following year.

(2) Includes RRSP contributions and term insurance premiums paid by the Company for the benefit of each Named Executive Officer for group term life insurance.

(3) Pascal Spothelfer became the President and CEO of the Company effective January 1, 2000.

(4) All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.

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

OPTIONS

         Particulars of stock options granted to Named Executive Officers during 2001 were as follows:

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
====================================================================================================================
        Name                                % of Total
                          Securities   Options Securities                     Market Value of
                            Under          Granted to         Exercise or      Underlying
                           Options         Employees in          Base         Options on the
        Name               Granted        Financial Year       Price(3)      Date of Grant(3)   Expiration Date
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
Pascal Spothelfer          35,000(1)           6.3%              $1.88              $1.88       March 6, 2011
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
                            2,082(2)           0.2%              $1.02              $1.02       December 31, 2003
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
Martin McConnell           18,000(1)           3.2%              $1.90              $1.90       January 23, 2011
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
                            1,500(2)           0.3%              $1.02              $1.02       December 31, 2003
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
Brian Lowe                 18,000(1)           3.2%              $1.90              $1.90       January 23, 2011
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
                            1,332(2)           0.2%              $1.02              $1.02       December 31, 2003
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
Douglas Johnson            22,000(1)           3.9%              $1.90              $1.90       January 23, 2011
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
                            1,416(2)           0.3%              $1.02              $1.02       December 31, 2003
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
Andrew Talbot              22,000(1)           3.9%              $1.90              $1.90       January 23, 2011
---------------------- ----------------- ------------------ ---------------- ------------------ --------------------
                            1,833(2)           0.3%              $1.02              $1.02       December 31, 2003
====================== ================= ================== ================ ================== ====================

(1)      These options vest over four years in annual 25 percent increments.
(2)      These options vest immediately.
(3) All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.


                         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                           AND FINANCIAL YEAR-END OPTION VALUES
====================================================================================================================
                                                                                             Value of Unexercised
                                                                          Unexercised            in the Money
                                                                          Options at              Options at
                                                                            FY-End                FY-End (1)
                          Securities Acquired      Aggregate Value        Exercisable/            Exercisable/
          Name                on Exercise            Realized            Unexercisable           Unexercisable
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Pascal Spothelfer                 Nil                 Nil            90,753 / 359,329               Nil/Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Martin McConnell                  Nil                 Nil            114,500 / 35,000               Nil/Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Brian Lowe                        Nil                 Nil             96,832 / 35,000               Nil/Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Douglas Johnson                   Nil                 Nil             81,916 / 39,000               Nil/Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Andrew Talbot                     Nil                 Nil            81,389 / 123,023               Nil/Nil
======================== ====================== ==================== ====================== ========================

     (1) All Canadian dollar values have been converted to United States dollar values at the year-end foreign exchange rate.

NO OPTION REPRICINGS

         There were no options held by any Named Executive Officer that were re-priced downward during 2001.

NO DEFINED BENEFIT OR ACTUARIAL PLANS

         There were no defined benefit or actuarial plans in place for any Named Executive Officer during 2001.

COMPENSATION OF DIRECTORS

         Particulars of stock options granted to non-management directors of the Company during 2001 were as follows:

======================= ============= ==================== ============================= ==============================
                                         Exercise Price
                           No. of            per
   Name of Director        Shares        Common Share           Date of Grant                   Expiry Date
----------------------- ------------- -------------------- ----------------------------- ------------------------------
Irving Ebert                  5,000        $1.61           June 26, 2001                 June 26, 2011
                              3,500        $1.18           December 13, 2001             December 13, 2011
----------------------- ------------- -------------------- ----------------------------- ------------------------------
Kenneth A. Spencer           10,000        $1.61           June 26, 2001                 June 26, 2011
                              6,500        $1.18           December 13, 2001             December 13, 2011
----------------------- ------------- -------------------- ----------------------------- ------------------------------
Samuel Znaimer                5,000        $1.61           June 26, 2001                 June 26, 2011
                              5,000        $1.18           December 13, 2001             December 13, 2011
----------------------- ------------- -------------------- ----------------------------- ------------------------------
Andrew Harries                5,000        $1.61           June 26, 2001                 June 26, 2011
                              4,000        $1.18           December 13, 2001             December 13, 2011
----------------------- ------------- -------------------- ----------------------------- ------------------------------
Matthew Mohebbi               5,000        $1.61           June 26, 2001                 June 26, 2011
                              2,000        $1.18           December 13, 2001             December 13, 2011
======================= ============= ==================== ============================= ==============================

         Except as disclosed above, no other compensation was paid to non-management directors of the Company during 2001.

         Non-management directors are only compensated via an allotment of incentive stock options as follows:





     ------------------------------------------------ --------------------
                                                       No. of Options
     ------------------------------------------------ --------------------
     Initial allotment                                         20,000
     ------------------------------------------------ --------------------
     Annual retainer
     ------------------------------------------------ --------------------
          - General director                                    5,000
     retainer
     ------------------------------------------------ --------------------
          - Chair of the Board                                 10,000
     ------------------------------------------------ --------------------
          - Committee member                                    1,000
     ------------------------------------------------ --------------------
          - Chair of committee of the Board                     2,000
     ------------------------------------------------ --------------------
     Directors in-person meetings of the Board                    500
     ------------------------------------------------ --------------------
     Chair of in-person meetings of the Board                   1,000
     ------------------------------------------------ --------------------

C.       Board Practices

         Under the Company Act (British Columbia), a majority of the Company's Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed. The Board of Directors met eleven times in 2001.

Mandate and Responsibilities of the Board

         The fundamental objective of the Board of Directors of the Company is to ensure that the Company operates in a fashion attempting to maximize shareholder value over the long term.

         The principal duty and responsibility of the Board of Directors is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board of Directors to the CEO and other executive officers. The Company's strategic direction is developed through the Board of Directors' annual planning process. Through this process, the Board of Directors adopts the operating plan for the coming year, and monitors management's progress relative to plan through a regular reporting and review process.

         No formal position descriptions for the Board of Directors and the CEO have been developed.

Composition and Size of the Board

         The shareholders of the Company elect the Board of Directors. In addition to serving as a director, Mr. Spothelfer is the Company's President and CEO. Each of the other directors is independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with his ability to act with a view to the best interests of Spectrum, other than interests and relationships arising from shareholding. Currently, the Board of Directors is comprised of six directors.

Committees of the Board

         The Board of Directors has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

         The audit committee whose members are Messrs. Ebert, Spencer and Znaimer, assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with the Company's independent accountants to review the adequacy and effectiveness of the Company's internal controls and financial management practices, and recommends the Company's financial statements to the Board of Directors for approval. In 2000, the Board of Directors adopted a charter for the audit committee, which sets out its mandate. The audit committee met four times in 2001.

         The compensation committee, whose members are Messrs. Harries and Spencer, together with Mr. Spothelfer sitting as an ex-officio member, reviews and recommends compensation policies and programs for executives of the Company. The committee makes recommendations to the Board of Directors, which gives final approval on these policies and programs. The compensation committee met three times in 2001.

         The governance committee, whose members are Messrs. Ebert, Spencer and Znaimer, reviews the composition and governance practices of the Board of Directors and makes recommendations to the Board concerning Board effectiveness and contribution by each of the members.

         The nomination committee, whose members are Harries, Spencer and Spothelfer, has responsibility for recruitment of new directors and recommends the appointment and/or election of directors. In addition, the nomination committee is responsible for formal orientation and education of new directors.

         Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors. The Company complies with the requirements of the British Columbia Company Act in that the majority of its audit committee is comprised of directors who are not officers or employees of the Company; however, the Board of Directors feels it is appropriate to have Pascal Spothelfer, the President and CEO of the Company, sit on the compensation committee as an ex-officio member, as he is the director who is most familiar with the operations of the Company.

Decision Requiring Prior Board Approval and Expectations of Management

         The Board of Directors has delegated to the CEO and senior management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board of Directors for its review and approval, along with all matters dictated by statute and legislation as requiring Board review and approval. The CEO and senior management review the Company's progress in relation to the current operating plan at in-person Board meetings, which are held four times a year. The Board of Directors meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

Director's Compensation

         Non-management directors are compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information.

         The Board of Directors believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director or as a member of either of the standing committees.

Shareholder Feedback and Concern

         Under the direction of the CEO, there is a shareholder relations program in place that involves providing information with respect to reported financial results and other announcements to a broad spectrum of shareholders and interested parties. Significant shareholder concerns are directed to the Vice-President, Finance and the CEO, and management reports to the Board of Directors on these and other shareholder matters.

D.       Employees

         As of December 31, 2001, the Company had a total of 152 employees, of which 48 were administrative and operations personnel, 32 were sales and marketing personnel and 72 were engineering personnel. None of the Company's employees are represented by a labor union or collective bargaining agreement.

E.       Share Ownership

         The share ownership of the Company's directors and Named Executive
Officers as of December 31, 2001 is as follows:

=============================== ============================= =============== =========== ====================
                                                                              Percentage
                                                                              of Voting
                                                                              Shares
                                                               Approx. No.    Beneficially
                                                                of Voting     Owned
                                                                  Shares      Directly,
                                                               Beneficially   or
                                                                  Owned,      Indirectly,
                                                               Directly or    or           Date on which the
  Name, Country of Ordinary                                    Indirectly,    Controlled   Nominee became a
 Residence and Position Held       Principal Occupation or    or Controlled   or              Director of
        with Spectrum                    Employment            or Directed    Directed         Spectrum
------------------------------- ----------------------------- --------------- ----------- --------------------
PASCAL SPOTHELFER               President and CEO of          252,753 (1)     2.0%        March 15, 1999
Canada                          Spectrum
PRESIDENT, CHIEF EXECUTIVE
OFFICER and DIRECTOR
------------------------------- ----------------------------- --------------- ----------- --------------------
IRVING EBERT                    Corporate director and         77,500 (2)     *           May 18, 2000
Canada                          angel investor.
CHAIR OF THE BOARD and          Vice-president, Strategic
DIRECTOR                        Alliances Service Provider
                                and Carrier Group-Marketing
                                at Nortel Networks Limited
                                from 1998 until January
                                2001.  Vice-president,
                                Systems Engineering at
                                Nortel Networks Limited
                                from 1995 to 1998
------------------------------- ----------------------------- --------------- ----------- --------------------
ANDREW HARRIES                  Senior vice president,        100,271 (3)     *           April 16, 1999
Canada                          corporate development and
DIRECTOR                        co-founder of Sierra
                                Wireless, Inc.
------------------------------- ----------------------------- --------------- ----------- --------------------
MATTHEW MOHEBBI                 Vice-president, Mobile         15,000 (4)     *           October 26, 2000
United States                   Satellite Systems at Hughes
DIRECTOR                        Network Systems.  Assistant
                                vice-president and general
                                manager of Mobile Satellite
                                Systems from 1997 to 2001.
                                Senior director of
                                Engineering at Hughes
                                Network Systems satellite
                                division from 1995 to 1997
------------------------------- ----------------------------- --------------- ----------- --------------------
KENNETH A. SPENCER              Corporate director            226,035 (5)       1.8%      November 3, 1997
Canada
DIRECTOR
------------------------------- ----------------------------- --------------- ----------- --------------------
SAMUEL ZNAIMER                  Senior vice-president of       1,906,769 (6)   14.3%      July 27, 1990
Canada                          Ventures West Capital Ltd.
DIRECTOR
------------------------------- ----------------------------- --------------- ----------- --------------------
RANDY TKATCH                    Vice President,                13,379 (7)     *           n/a
                                Engineering, Wireless
                                Systems
------------------------------- ----------------------------- --------------- ----------- --------------------
DOUGLAS JOHNSON                 Vice president, e-Business,    88,416 (8)     *           n/a
                                Operations and Quality
                                Assurance
------------------------------- ----------------------------- --------------- ----------- --------------------
BRIAN CHARLES LAWRENCE LOWE     Vice president, Sales,        101,932 (9)     *           n/a
                                Wireless Systems
------------------------------- ----------------------------- --------------- ----------- --------------------
MARTIN CLARKE MCCONNELL         Vice president, Finance and       127,422     *           n/a
                                CFO                                  (10)
------------------------------- ----------------------------- --------------- ----------- --------------------
ANDREW TALBOT                   Vice president, Network       119,389 (4)     *           n/a
                                Solutions
=============================== ============================= =============== =========== ====================

(1) Includes a warrant to purchase 35,000 Common Shares and options to purchase 170,753 Common Shares.

(2) Includes a warrant to purchase 26,000 Common Shares and options to purchase 25,500 Common Shares.

(3) Includes a warrant to purchase 35,000 Common Shares and options to purchase 28,671 Common Shares.

(4)  Consists of options to purchase Common Shares.

(5) Includes a warrant to purchase 70,000 Common Shares and options to purchase 52,335 Common Shares.

(6) Consists of options to purchase 32,699 Common Shares, 937,050 Common Shares owned by Ventures West 7 Partnership and a warrant to purchase 937,050 Common Shares held by Ventures West 7 Partnership. Mr. Znaimer disclaims beneficial ownership of all Common Shares owned by, and the warrant to purchase Common Shares held by, Ventures West 7 Limited Partnership.

(7)  Includes options to purchase 9,632 Common Shares.

(8)  Includes options to purchase 87,416 Common Shares.

(9)  Includes options to purchase 101,332 Common Shares.

(10) Includes options to purchase 119,000 Common Shares.

*    Percentage of ownership is less than 1%

See Item 6B above for option grant information.

Item 7. Major Shareholders and Related Party Transactions.

A.       Major Shareholders

         Shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of December 31, 2001 are as follows:

                                                   Number of Shares         Percentage of
                                Name              Beneficially Owned          Ownership
         ---------------------------------------------------------------------------------------


         Ventures West 7 Limited Partnership                  1,874,100(1)                14.1%

         Bank Nationale de Paris (Canada)                        821,192                   6.6%

          (1)  Includes a  warrant to purchase 937,050 Common Shares.

         The Company's major shareholders do not have voting rights different from any of the other shareholders of the Company.

         At December 31, 2002, 72.06% of the Common Shares outstanding were held in the U.S. The number of record holders of Common Shares in the U.S. at December 31, 2001 was 119.

B.       Related Party Transactions

         None.

C.       Interests of Experts and Counsel

         Not applicable.

Item 8. Financial Information.

         See Item 19. a. Financial Statements

Item 9. The Offer and Listing.

A.       Offer and Listing Details

         The Common Shares have been traded under the symbol "SSPI" on the Nasdaq Stock Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993. The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq Stock Market and The Toronto Stock Exchange for the periods indicated:

                                                      NASDAQ ($)                           TSE (Cdn$)
                                                      ----------                           ----------
                                                 High             Low                High                 Low
                                                 ----             ---                ----                 ---
Calendar Year 1997                              $9.000            $4.375            $11.800               $6.400
Calendar Year 1998                              $7.000            $2.500             $9.850               $3.550
Calendar Year 1999                              $2.063            $1.875             $6.400               $2.750
Calendar Year 2000                              $7.500            $1.344            $11.000               $2.340
------------------
  First Quarter                                 $7.500            $3.188            $11.000               $4.700
  Second Quarter                                $5.750            $2.875             $8.500               $4.050
  Third Quarter                                 $4.031            $2.625             $6.500               $3.850
  Fourth Quarter                                $3.500            $1.344             $5.400               $2.340
Calendar Year 2001                              $2.719            $0.800             $4.150               $1.210
------------------
  First Quarter                                 $2.719            $1.375             $4.150               $2.250
  Second Quarter                                $2.300            $1.250             $3.450               $1.950
  Third Quarter                                 $1.730            $0.900             $2.500               $1.360
  Fourth Quarter                                $1.250            $0.800             $2.250               $1.210
Most Recent 6 Months
  October, 2001                                 $1.250            $0.930             $2.250               $1.320
  November, 2001                                $0.970            $0.800             $1.750               $1.210
  December, 2001                                $1.190            $1.000             $1.840               $1.550
  January, 2002                                 $1.640            $1.001             $2.650               $1.740
  February, 2002                                $1.760            $1.310             $2.720               $2.050
  March, 2002                                   $1.700            $1.320             $2.690               $2.100


B.       Plan of Distribution

         Not applicable.

C.       Markets

         Not applicable.

D.       Selling Shareholders

         Not applicable.

E.       Dilution

         Not applicable.

F.       Expenses of the Issue

         Not applicable.

Item 10.  Additional Information.

A.       Share Capital

Not applicable.

B.       Memorandum and Articles

         The Company was incorporated on July 31, 1987 under the British Columbia Company Act (the "Act") and has the registry number 331399. The Company's Memorandum of Incorporation ("Memorandum") sets the authorized capital of the Company at 50,000,000 Common Shares, without par value. Neither the Memorandum or the Company's articles of association ("Articles of Association") specify or limit the objects and purposes of the Company.

         The Memorandum and Articles of Association are incorporated herein from documents previously filed. The following is a summary of certain provisions of the Memorandum and Articles of association.

Director's  Power  to Vote on  Matters  in  which  the  Director  is  Materially
Interested

         The Articles of Association require any director who is directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby a duty or interest might be created that is in conflict with his or her duty as a director, to declare his or her interest, conflict or potential conflict at a meeting of the Board of Directors. The interested director may not vote in respect of the approval of any such contract or transaction.

Directors' Power to Vote on Compensation to Themselves

         Subject to the Act, the remuneration of the directors may be determined by the directors, or if the directors so decide, by the shareholders. The directors, unless otherwise determined by ordinary resolution of the shareholders, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or position with the Company.

Borrowing Powers

         The Articles of Association provide that the Company's directors, on behalf of the Company, may:

     o borrow money in such manner and amount, and on such security, from such sources and upon such terms and conditions as they think fit;

     o issue bonds, debentures, and other debt obligations, either outright or as security for any liability or obligation of the Company or any other person; and

     o mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property, of the Company.

Retirement of Directors Under an Age Limit Requirement

         The Articles of Association do not require that the Company's directors retire pursuant to an age limit.

Number of Shares Required for a Director's Qualification

         There is no requirement that a director hold any shares of the Company.

Rights, Preferences and Restrictions Attaching to Shares

         The holders of Common Shares are entitled to dividends, if and when declared by the Board of Directors. The holders of Common Shares are entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company. Each Common Share carries the right to one vote and all the shares rank equally as to voting. There are no conversion rights, special liquidation rights, pre-emptive rights, subscription rights, redemption rights or retraction rights attached to the Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares shall be entitled to receive, on a prorated basis, all of the assets remaining after the Company has paid its liabilities. The Company may, by resolution of the Board of Directors and in compliance with the Act, purchase any of its shares at the price and upon the terms specified in the resolution. Holders of Common Shares are not liable for further capital calls by the Company.

Changes to Rights of Shareholders

         The  Company  may  create,   define  and  attach   special  rights  and
restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days' notice specifying the intent to vote on a special resolution have been given to the shareholders of the Company, and filing a certified copy of it with the Registrar of Companies for British Columbia; provided, however, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by 75 percent of the holders of that class. The quorum for a class meeting shall be one-third of the voting shares of that class. A resolution to create, vary or abrogate any special right of conversion or exchange attaching to shares of the Company may not be submitted to a general meeting, or a class meeting, unless the executive director (appointed under the Securities Act of British Columbia) has first consented to such a resolution.

General Meeting

         The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 13 months after the preceding annual general meeting. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company's shareholders in accordance with the Act. A shareholders' requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All general meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar of Companies.

         At least 21 days' notice of a general meeting must be given to the shareholders entitled to attend the general meeting, specifying the place, day and hour of the meeting, and when special business is to be considered, the general nature of that business. Only shareholders of record on the record date fixed by the directors in accordance with the Act will be entitled to receive notice of, and to attend and vote at, a general meeting.

         No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the meeting. The quorum for the transaction of business at a general meeting shall be two persons present in person, or represented by proxy, and holding not less than five percent of the shares entitled to vote at the meeting. If a subsidiary of the Company holds shares in the Company, it may not constitute a part of the quorum, or vote its shares or permit its shares to be voted at a general meeting of the Company. The directors, the secretary of the Company, or the assistant secretary in the absence of the secretary, and the solicitor of the Company may attend.

         Directors   of  the  Board  are  to  be  elected   every  year  by  the
shareholders. Nominations for directors must be received by the Company at least 35 days prior to the annual general meeting.

Limitations on the Rights to Own Securities

         The Articles of Association do not provide for any limitations on the rights to own securities.

Change in Control Provisions

         The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Shareholder Ownership

         The Articles of Association do not stipulate any ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

         There are no provisions in the Memorandum or Articles of Association governing changes in the capital of the Company that are more stringent than those contained in the Act.

C.       Material Contracts

         On July 1, 1999, the Company occupied new premises in One Spectrum Court at 2700 Production Way, Burnaby, British Columbia, pursuant to a lease with KAB Properties Inc. The term of the lease is ten years, expiring June 30, 2009. The initial premises comprise 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one time right to cancel the lease, with notice to be granted prior to June 30, 2005, and cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $720,000.

         In June 1995, the Company adopted a stock option plan (the "Plan") that permits the granting of options to acquire Common Shares to the directors, senior officers and employees of the Company. The purpose of the Plan is to attract and retain the services of the directors, officers and employees and to provide added incentive to such persons by encouraging share ownership in the Company. Under the Plan, the exercise price must be not less than the market price of the Common Shares at the time the option is granted, and the option term may not exceed ten years. Other terms and conditions of the options granted under the Plan are determined by the Board or by a committee appointed to administer the Plan. Options granted under the Plan are nontransferable and generally terminate on cessation of employment with the Company.

         The maximum number of Common Shares that may be issued under the Plan is 5,550,000 shares and no individual may hold options to purchase Common Shares exceeding 5% of the number of Common Shares outstanding from time to time.

         At April 2, 2002, options to purchase an aggregate of 3,045,970 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from Cdn$1.36 to Cdn$9.50 per share. Of such options, options to purchase 1,472,897 Common Shares have been granted to directors and officers of the Company.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $3,956,000 (Cdn$6,300,000) through 2002. The Company is using these funds to accelerate its development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the year ending December 31, 2001, the Company accrued royalties payable of $75,000. If the Company has not paid at least $7,176,000 (Cdn$11,428,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,176,000 (Cdn$11,428,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

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

         This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

         Based on the Company's current and projected income, assets and activities, we believe that the Company is not currently a PFIC nor do we expect it to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of the Company's assets (based generally on the market price of our Common Shares) and the amount and type of its gross income, there can be no assurances that the Company will not become a PFIC for any future taxable year.

Information Reporting and Backup Withholding

         Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the U.S. backup withholding tax (the backup withholding rate is 30% through 2003, 29% for 2004-2005 and 28% for 2006 and later years). In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

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

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

         The Company is subject to the information and periodic reporting requirements of the

Securities and Exchange Act of 1934, as amended, and it files periodic reports and other information with the Commission through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. The Company's SEC filings, including registration statement and exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York, and Chicago, Illinois. Copies of all or part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

         As a foreign private issuer, the Company is exempt from the rules under the Securities and Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because the Company is a foreign private issuer, its directors and officers are also exempt from the short swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I.       Subsidiary Information

         Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

         The Company sells the large majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses, as stated in U.S. dollars, would rise. This would have a material and adverse effect on the Company's net income. The Company enters into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of derivative contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

         At December 31, 2001, the Company had currency derivative contracts with a notional principal of Cdn$2,500,000 (December 31, 2000 - Cdn$2,000,000) that matured on March 19,

2002 with a loss of $26,000 that is reflected in earnings. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

         The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. Currency derivative contracts to sell Cdn$2,500,000 had an estimated fair value of Cdn$2,460,000 at December 31, 2001 compared to currency derivative contracts to sell Cdn$2,000,000 with an estimated fair value of Cdn$1,952,000 at December 31, 2000.

Interest Rate Risk

         The Company has a credit facility consisting of a Cdn$5,000,000 (approximately $3,140,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not currently have any borrowings under its line of credit.

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

Item 18. Financial Statements.

         The Financial Statements are attached as part of Item 19, "Exhibits".

Item 19. Exhibits.

a.  INDEX TO FINANCIAL STATEMENTS

Auditors' Report to Shareholders
Consolidated Balance Sheets at December 31, 2001 and 2000
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

b.  OTHER EXHIBITS

The following exhibits are filed as part of the Annual Report:

1.1      --     Certificate of Incorporation (incorporated by reference to the Company's Report on Form 20-FR filed on February 26,
                     1992)
1.2      --     Articles of the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
2.1      --     Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited
4.1      --     Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form F-1 (No.
                     333-4820))
4.2      --     Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company's
                     Registration Statement in Form S-8 (No. 333-30136))
4.3      --     Form of Stock Option Agreement (incorporated by reference to the Company's Registration Statement in Form S-8 (No.
                     333-30136))
4.4      --     Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's
                     Registration Statement in Form S-8 (No. 333-30136))
10.1     --     License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)



10.2     --     Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1997)*
10.3     --     Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820))
10.4     --     Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc. and the Company
10.5     --     General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated
                     January 31, 1995 executed by the Company (incorporated by
                     reference to the Company's Registration Statement on Form
                     F-1 (No. 333-4820))
10.6     --     Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter
                     dated January 4, 1995 between the Company and the Bank of Montreal (incorporated by reference to the Company's
                     Registration Statement on Form F-1 (No. 333-4820))
10.7     --     Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1998)
10.8     --     Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L
                     Limited (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998
                     (No. 333-58115))
10.9     --     Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics
                     Inc. (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998
                     (No. 333-58115))
10.10    --     Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.11    --     Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.12    --     Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc.
                     (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No.
                     333-58115))
10.13    --     Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company's Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))
10.14    --     Special Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada
10.15    --     Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada
23       --     KPMP LLP Auditor's Consent, dated April 4, 2002
---------------

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

              SPECTRUM SIGNAL PROCESSING INC.

              By:     /s/ Martin McConnell
                      --------------------------------------------
                      Martin McConnell
                      Vice President, Finance, Chief Financial Officer and Secretary

Date:  April 8, 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors' Report to Shareholders
Consolidated Balance Sheets at December 31, 2001 and 2000
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

Auditors' Report to the shareholders

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations,  stockholders'  equity  and cash  flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in conformity with the accounting principles generally accepted in the United States of America.

On January 25, 2002, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/  "KPMG LLP"

Chartered Accountants

Vancouver, Canada
January 25, 2002

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


                                                                                       December 31,
                                                                                    2000        2001
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                                    $  2,538    $  1,344
     Accounts receivable, net of allowance for doubtful accounts of $293             7,598       5,784
     (2000 - $230)
     Inventories (note 2)                                                            3,140       2,389
     Prepaid expenses                                                                  148         109
------------------------------------------------------------------------------- ----------------------
                                                                                    13,424       9,626

Property and equipment (note 3)                                                      3,030       2,932
Other assets (note 4)                                                                2,005        --
------------------------------------------------------------------------------------------------------

                                                                                  $ 18,459    $ 12,558
======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
     Accounts payable                                                             $  3,808    $  3,277
     Accrued liabilities                                                             1,924       1,881
------------------------------------------------------------------------------------------------------
                                                                                     5,732       5,158
Stockholders' equity
Share capital (note 6)
   Authorized 50,000,000 common shares, no par value
   Issued 12,597,285 (2000 - 12,373,168)                                            21,125      21,351
   Outstanding 12,363,985 (2000 - 12,139,868)
Treasury stock, at cost, 233,300 shares (2000 - 233,300)                            (1,232)     (1,232)
Additional paid-in capital                                                             216         227
Warrants (note 6 (d))                                                                  423         412
Deficit                                                                             (6,181)    (11,454)
Accumulated other comprehensive loss
   Cumulative translation adjustments                                               (1,624)     (1,904)
------------------------------------------------------------------------------- ----------------------
                                                                                    12,727       7,400
Commitments and contingencies (note 9)
------------------------------------------------------------------------------------------------------

                                                                                  $ 18,459    $ 12,558
============================================================================================= ========


See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles
--------------------------------------------------------------------------------


                                                                 Years ended December 31,
                                                      1999               2000              2001
------------------------------------------------------------------------------------------------

Sales (note 10)                                    $26,391            $26,263           $21,875
Cost of sales                                       11,030             10,607             8,720
------------------------------------------------------------------------------------------------
                                                    15,361             15,656            13,155
Expenses
Administrative                                       4,695              5,044             5,107
Sales and marketing                                  6,379              5,771             4,753
Amortization                                         1,428              1,423             1,218
Write-down of other assets (note 4)                    ---                ---             1,468
Research and development                             3,591              7,080             5,946
------------------------------------------------------------------------------------------------

                                                    16,093             19,318            18,492
------------------------------------------------------------------------------------------------

Loss from operations                                 (732)            (3,662)           (5,337)

Other
Interest expense                                       121                 98                 6
Other income                                          (95)               (93)              (70)
------------------------------------------------------------------------------------------------

                                                        26                  5              (64)
------------------------------------------------------------------------------------------------

Loss before income taxes                             (758)            (3,667)           (5,273)

Income tax expense (recovery) (note 7)
Current                                                341                 90                 -
Deferred                                             (257)               (89)                 -
------------------------------------------------------------------------------------------------
                                                        84                  1                 -
------------------------------------------------------------------------------------------------

Net loss                                           $ (842)           $(3,668)          $(5,273)
================================================================================================

Loss per share (note 8)                           $ (0.08)           $ (0.35)          $ (0.43)

Weighted average number of shares               10,077,496         10,411,075        12,296,706
================================================================================================

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars, except numbers of shares and warrants)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


                                                                                                      Accumulated
                                                                          Income                         other
                                             Additional                                     Retained    Compre-        Compre-
                           Common Stock        Paid-in       Warrants       Treasury Stock  Earnings    hensive        hensive
                         Number     Amount    Capital    Number   Amount   Number   Amount  (Deficit    income   Total income
                        -------    --------  -------   --------  -------  -------   ------  --------    (loss)         (loss)
Balance,
December 31, 1998      10,268,954  $16,309     $ 76     110,375     $140 (233,300) $(1,232)  $(1,671)$ (1,861)  $1,761
   Net loss                   ---      ---      ---         ---      ---      ---      ---     (842)      ---    (842)     (842)
   Foreign currency
      translation             ---      ---      ---         ---      ---      ---      ---      ---       485     485       485
  Issued for cash  from
      share options       126,250       65      ---         ---      ---      ---      ---      ---       ---      65       ---
--------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999      10,395,204   16,374       76     110,375      140 (233,300)  (1,232)  (2,513)   (1,376) 11,469     ( 357)
                                                                                                                        ========
   Net loss                   ---      ---      ---         ---      ---      ---      ---   (3,668)      ---  (3,668)   (3,668)
   Foreign currency
      translation             ---      ---      ---         ---      ---      ---      ---      ---      (248)   (248)     (248)
   Issued for cash from
      share options       114,295      487      ---         ---      ---      ---      ---      ---       ---     487       ---
   Exercise of
   Special Warrants     1,764,705    4,067      ---   1,882,558      423      ---      ---      ---       ---   4,490       ---
   Issued for cash
      from  Employee
      Share
      Purchase  Plan       98,964      197      ---         ---      ---      ---      ---      ---       ---     197       ---
  Expiry of Warrants          ---      ---      140    (110,375)    (140)     ---      ---      ---       ---     ---       ---

--------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000      12,373,168   21,125      216   1,882,558      423 (233,300)  (1,232)  (6,181)   (1,624) 12,727    (3,916)
                                                                                                                        ========
   Net loss                   ---      ---      ---         ---      ---      ---      ---   (5,273)      ---  (5,273)   (5,273)
   Foreign currency
      Translation             ---      ---      ---         ---      ---      ---      ---      ---      (280)   (280)     (280)
   Issued for cash from
      share options       124,117      129      ---         ---      ---      ---      ---      ---       ---     129       ---
   Issued for cash
     from Employee
     Share Purchase
     Plan                 100,000       97      ---         ---      ---      ---      ---      ---       ---      97       ---
  Expiry of
  Warrants                    ---      ---       11    (117,853)     (11)     ---      ---      ---       ---     ---       ---
--------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2001      12,597,285  $21,351     $227   1,764,705     $412 (233,300) $(1,232)$(11,454) $ (1,904) $7,400  $ (5,553)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        ========

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


                                                                                        Years ended December 31,
                                                                                      1999         2000         2001
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net loss                                                                        $ (842)    $ (3,668)    $ (5,273)
   Adjustments to reconcile net loss to net cash
      provided by (used for) operating activities
       Amortization                                                                  2,217        2,223        1,218
       Write-down of other assets                                                      ---          ---        1,468
       Deferred income taxes                                                         (293)         (19)          ---
           Changes in operating assets and liabilities
         Accounts receivable                                                         (713)      (1,388)        1,403
         Inventories                                                                 2,783        (833)          581
         Prepaid expenses                                                              144         (83)           31
         Accounts payable                                                            (979)          675        (316)
         Accrued liabilities                                                           364          379           71
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities                                 2,681      (2,714)        (817)
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
   Purchase of property and equipment                                                (797)      (1,268)        (832)
---------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                               (797)      (1,268)        (832)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
   Repayment of bank indebtedness                                                  (2,284)          ---          ---
   Issue of shares from share options                                                   65          487          129
   Issue of shares from Employee Share Purchase Plan                                   ---          197           97
   Issue of Special Warrants                                                           ---        4,490          ---
   Principal payments on long-term debt                                               (80)         (73)          ---
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                               (2,299)        5,101          226
---------------------------------------------------------------------------------------------------------------------
Effect of foreign currency exchange rates on cash and cash equivalents                 144          (3)          229
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents during the year                 (271)        1,116      (1,194)
Cash and cash equivalents, beginning of year                                         1,693        1,422        2,538
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                             $ 1,422      $ 2,538      $ 1,344
=====================================================================================================================

See accompanying notes to consolidated financial statements. See supplementary information (note 12).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------

The Company was incorporated under the laws of British Columbia. The Company operates in the signal processing industry and develops high-density digital signal processing products for the wireless and voice over packet infrastructure markets.

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

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of property and equipment, and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and cash equivalents

     Cash  equivalents  include  short-term  deposits,   which  are  all  highly
     marketable securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.


     Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value. Work in progress and finished goods inventories include materials and production overhead. Inventories are recorded net of any obsolescence provisions.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     Government assistance

     Government assistance is recorded as either a reduction of the cost of the applicable property and equipment or credited against expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred (note 9). Government assistance is recognized when receipt of the assistance is reasonably assured.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------

1.  Significant accounting policies, continued

     Stock-based compensation

     The Company has elected under FAS No. 123, "Accounting for Stock-based Compensation", to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. As the exercise price for all stock options granted by the Company is equal to the market value of the stock on the date of the grant, no compensation expense is required to be recognized under APB 25. The Company has presented the pro-forma stock compensation information required by FAS No. 123 in note 6.

     Translation of foreign currencies

     The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign currency denominated balances of the Company are remeasured into Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into Canadian dollars are reflected in earnings for the period.

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

     The Canadian dollar functional currency asset and liability balances are translated into U.S. dollars using the rate of exchange at the balance date and revenues and expenses are translated at the average rate for the period. Unrealized gains and losses from this translation are also included in the cumulative translation adjustment balance.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------
1.  Significant accounting policies, continued

     Goodwill and other intangibles

     Goodwill and other intangibles are stated at cost, based on fair value at the acquisition date, less accumulated amortization. Amortization is recorded utilizing the straight-line method over the estimated lives of the respective assets, generally three to six years. The Company evaluates the carrying value of goodwill and other intangibles for potential permanent impairment on an ongoing basis. In order to determine if such a permanent impairment exists, the Company's management considers each business unit's financial condition and projected future earnings before tax. A permanent impairment in the value of goodwill and other intangibles is written off to earnings in the year such impairment is determined. In 2001, management determined that a permanent impairment in goodwill and other intangibles had occurred (note 4).

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------
1.  Significant accounting policies, continued

     Income taxes

     The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109"), which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The resulting changes in the net deferred tax asset or liability are included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

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

     Foreign currency hedging instruments

     The Company enters into currency derivative contracts to hedge its foreign currency risks. To be accounted for as hedges, such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

     The Company currently uses currency derivative contracts as hedges of firmly committed transactions.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     Foreign currency hedging instruments, continued

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities" in fiscal 2001. SFAS No. 133, as amended, requires the Company to recognize derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The adoption of SFAS No. 133, as amended, by the Company during fiscal 2001 did not have a material impact on its consolidated financial position, results in operations or cash flows.

     Impairment of long-lived assets

     The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted and discounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value.

     Advertising costs

     Advertising costs are expensed as incurred.

     Comparative figures

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  Significant accounting policies, continued

     Recent pronouncements

     During 2001, the Financial Accounting Standards Board issued four new pronouncements:

     a) Statement 141, Business Combinations, requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001.

     b) Statement 142, Goodwill and Other Intangible Assets, requires that goodwill as well as other indefinite life intangible assets not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001.

     c) Statement 143, Accounting for Asset Retirement Obligations, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002.

     d) Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations and broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. Statement 144 is effective for fiscal years beginning after December 15, 2001.

     The adoption of Statement 141 and Statement 142 will not have an effect on the historical consolidated financial statements. The Company is currently assessing the impact of adopting Statement 143 and Statement 144 on its financial condition and results of operations.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

2.   Inventories

     Net inventories at December 31, 2000 and 2001 consisted of the following:

                                                              December 31,
     ----------------------------------------------------------------------
                                                        2000           2001
     -----------------------------------------------------------------------

     Finished goods                                   $1,199         $1,404
     Work in progress                                    875            223
     Raw materials                                     1,066            762
     -----------------------------------------------------------------------
                                                      $3,140         $2,389
     =======================================================================

3.   Property and equipment

                                                             December 31,
     ----------------------------------------------------------------------
                                                       2000           2001
     ----------------------------------------------------------------------

     Computer equipment                             $ 3,065        $ 3,105
     Computer software                                1,304          1,450
     Furniture and fixtures                           1,066          1,050
     Laboratory equipment                             1,040          1,281
     Leasehold improvements                             367            370
     ----------------------------------------------------------------------
                                                      6,842          7,256
     Less accumulated amortization:                 (3,812)        (4,324)
     ----------------------------------------------------------------------
     Net book value                                 $ 3,030        $ 2,932
     ======================================================================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

4.       Other assets

                                                                                            December 31,
     --------------------------------------------------------------------------------------------------------
                                                                                         2000           2001
     --------------------------------------------------------------------------------------------------------
     Goodwill and other intangibles, net of accumulated amortization of
     $2,523 (2000 - $2,039)                                                             2,005            ---
     --------------------------------------------------------------------------------------------------------
                                                                                       $2,005          $ ---
     ========================================================================================================

     In June 2001, the Company recorded a goodwill write-off of $1,468 representing the remaining net book value of the goodwill recorded in connection with the March 1998 acquisition of the net assets of Alex Computer Systems, Inc. Management concluded that a permanent impairment in the value of this asset had occurred based on an analysis of the projected future undiscounted and discounted cash flows related to this asset.

5.   Bank indebtedness

     The Company has a credit facility agreement dated July 8, 1998 with a Canadian Chartered Bank (the "Bank") consisting of approximately $3,140 (Cdn$5,000) of an operating line of credit (the "Line of Credit"). The facility is subject to a periodic review at the discretion of the Bank. The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary from period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1/2%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. The Line of Credit agreement requires the Company to maintain certain financial ratios and limits capital expenditures. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

6.    Share capital

      (a)  Stock option plan

     The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 802,871 options have been exercised, 2,761,587 options are currently outstanding and 1,985,542 options are available for grant. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

6.    Share capital, continued

     Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian dollars.

                                                            Years ended December 31,
                             ----------------------------------------------------------------------------------------
                                        1999                          2000                          2001
                             ---------------------------- ----------------------------- -----------------------------
                             Number of      Weighted       Number of      Weighted      Number of       Weighted
                               Shares        Average        Shares         Average        Shares        Average
                                         Exercise Price                Exercise Price                Exercise Price
                                         ----------------              ----------------             -----------------
                                          Cdn$     US$                  Cdn$     US$                 Cdn$      US$
Outstanding, beginning of     1,763,884   $ 6.62  $ 4.31   1,853,448   $ 5.92   $ 4.10   2,553,692   $ 5.28   $ 3.52
year
Granted                         562,049     3.50    2.42    1,359,250    4.90     3.27     608,914     2.20     1.38
Exercised                     (126,250)     0.77    0.53    (114,295)    6.17     4.11   (124,117)     1.72     1.08
Canceled                      (346,235)     7.32    5.07    (544,711)    6.34     4.23   (276,902)     6.52     4.09
                             ----------- -------- ------- ------------ ------- -------- ----------- -------- --------
Outstanding, end of year      1,853,448   $ 5.92  $ 4.10    2,553,692  $ 5.28   $ 3.52   2,761,587   $ 4.64   $ 2.91
                             =========== ======== ======= ============ ======= ======== =========== ======== ========

Exercisable, end of year      1,017,469   $ 6.76  $ 4.68      979,526  $ 5.94   $ 3.96   1,284,037   $ 5.33   $ 3.35
                             =========== ======== ======= ============ ======= ======== =========== ======== ========

Weighted-average fair
value of options granted
during the year                           $ 2.47  $ 1.66               $ 3.21   $ 2.16               $ 1.27   $ 0.81

     Information regarding the stock options outstanding at December 31, 2001 is summarized below:

                                      Options Outstanding                                 Options Exercisable
------------------ ----------------------------------------------------------- ---- ---------------------------------

Range of              Shares        Weighted Average      Weighted Average             Shares      Weighted Average
Exercise Prices     Outstanding        Remaining           Exercise Price            Exercisable    Exercise Price
                                    Contractual Life
------------------ -------------- --------------------- ---------------------- ---- -------------- ------------------
                                                          Cdn$        US$                           Cdn$      US$

$0.70 - $4.00          1,018,906            4.21 years     $ 2.62      $ 1.64             385,379   $ 2.69    $ 1.69

$4.01 - $6.00          1,046,508            5.14 years       4.70        2.95             391,338     4.75      2.98

$6.01 - $9.50            696,173            4.51 years       7.50        4.71             507,320     7.78      4.88

------------------ -------------- --------------------- ---------- ----------- ---- -------------- -------- ---------
$0.70 - $9.50          2,761,587            4.64 years     $ 4.64      $ 2.91           1,284,037   $ 5.33    $ 3.35
================== ============== ===================== ========== =========== ==== ============== ======== =========

The options outstanding at December 31, 2001 expire between January 31, 2002 and June 25, 2011.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

6.   Share capital, continued

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

                                                                                 Years ended December 31,
                                                               ----------------------------------------------------
                                                                          1999              2000              2001
                                                               ---------------- ----------------- -----------------

     Net loss - as reported                                           $  (842)          $(3,668)          $(5,273)
     Net loss - pro forma                                              (1,571)           (4,841)           (6,205)
     Basic and diluted loss per share - as reported                     (0.08)            (0.35)            (0.43)
     Basic and diluted loss per share - pro forma                       (0.16)            (0.46)            (0.50)





     Pro forma amounts reflect options granted after 1996 and may not be representative of amounts in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option valuation model with the following assumptions:

                                                                              Years ended December 31,
                                                        ---------------------------------------------------------
                                                                      1999                2000              2001
                                                        ------------------- ------------------- -----------------

     Expected dividend yield                                            0%                  0%                0%
     Expected stock price volatility                                   82%                 75%               75%
     Risk-free interest rate                                          6.0%               5.75%             3.75%
     Expected life of options                                    5.5 years           5.2 years         4.1 years


SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

6.   Share capital, continued

     (b)  Employee share purchase plan

     The Company established an Employee Share Purchase Plan ("the ESPP") effective November 1, 1999. A total of 250,000 shares are authorized for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates. 100,000 common shares were issued pursuant to the ESPP in the year ended December 31, 2001.

     (c)  Warrants

     As part of the consideration on the purchase at March 17, 1998 of the net assets of Alex Computer Systems Inc., the Company issued warrants to purchase 110,375 common shares of the Company at Cdn$9.06 ($6.27). The fair value of the warrants was estimated to be Cdn$1.81 ($1.25) per warrant, using the Black-Scholes option-pricing model. The warrants expired on April 30, 2000.

(d)      Special warrants

     On September 12, 2000, the Company issued 1,764,705 Special Warrants at a price of Cdn$4.25 per Special Warrant for total gross proceeds of Cdn$7,500 ($4,710). Each Special Warrant was exercisable, without additional payment, into one common share of the Company and one share purchase warrant at an exercise price of Cdn$4.75. The Special Warrants were exercised on December 5, 2000. The share purchase warrants expire on June 7, 2002.

     The Company issued 117,853 share purchase warrants as partial consideration payable to the underwriter of the Special Warrant financing. These share purchase warrants were exercisable into one common share of the Company at an exercise price of Cdn$4.25. The share purchase warrants expired on June 7, 2001.

     The fair value of the share purchase warrants was estimated to be Cdn$0.35 ($0.23) per share purchase warrant and Cdn$0.14 ($0.09) per share purchase warrant to the underwriter, using the Black-Scholes option-pricing model.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.       Income taxes

     Loss before provision of income taxes consisted of:

                                                                            Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1999             2000             2001
                                                            ----------------- ---------------- ----------------

     Canada                                                         $  (252)         $(2,546)         $(2,570)
     Other                                                             (506)          (1,121)          (2,703)
                                                            ----------------- ---------------- ----------------
                                                                    $  (758)         $(3,667)         $(5,273)
                                                            ================= ================ ================

     The provision for income taxes consisted of the following:

                                                                            Years ended December 31,
                                                            ---------------------------------------------------
                                                                        1999             2000             2001
                                                            ----------------- ---------------- ----------------

     Current
          Canada                                                       $ 291            $  90            $ ---
          Other                                                           50                               ---
                                                                              ---
                                                            ----------------- ---------------- ----------------
          Total current                                                  341               90              ---
                                                            ----------------- ---------------- ----------------

     Deferred
          Canada                                                        (85)             (62)              ---
          Other                                                        (172)             (27)              ---
                                                            ----------------- ---------------- ----------------
          Total deferred                                               (257)             (89)              ---
                                                            ----------------- ---------------- ----------------

     Income tax provision                                              $  84             $  1            $ ---
                                                            ================= ================ ================


SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.       Income taxes, continued

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 44.6% (2000 and 1999 - 45.6%) for each of the periods presented to loss before income taxes as shown in the following table:

                                                                            Years ended December 31,
     ------------------------------------------------------ ---------------------------------------------------
                                                                        1999             2000             2001
     ------------------------------------------------------ ----------------- ---------------- ----------------
     Combined Canadian federal and
      provincial income taxes at expected rate                      $  (346)         $(1,672)         $(2,352)
     Acquired in-process research and
        development, not tax deductible                                  ---              ---              ---
     Permanent and other differences                                     294               42            1,049
     Change in valuation allowance                                        21            1,553            1,051
     Foreign losses tax effected at lower rates                           65               78              252
     State taxes                                                          50              ---              ---
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                                      $   84           $    1          $   ---
     ------------------------------------------------------ ----------------- ---------------- ----------------

     As at December 31, 2001 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $7,700 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2004 and 2011. The potential tax benefits that may arise from the utilization of the $7,495 of these tax credits have not been recognized in these financial statements, because their realization is not considered more likely than not. The Company has losses for UK income tax purposes of approximately $1,500 which can be carried forward indefinitely to reduce future taxable income.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.   Income taxes, continued

     The tax effect of the temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:


                                                                                          December 31,
                                                                            ----------------------------------
                                                                                         2000            2001
                                                                            ------------------ ---------------

     Deferred income tax assets
          Tax loss carry forwards                                                      $  280          $  361
          Research and development                                                      1,024           1,601
          Goodwill and acquired technology                                              1,100           1,367
          Investment tax credits recoverable                                              221             205
          Share issue costs                                                               198             130
          Other                                                                            44              31
                                                                            ------------------ ---------------
          Total gross deferred income tax assets                                        2,867           3,695
          Less: valuation allowance                                                   (2,113)         (3,164)
                                                                            ------------------ ---------------
          Total deferred tax assets                                                       754             531
                                                                            ------------------ ---------------

     Deferred income tax liabilities
          Tax depreciation in excess of accounting                                      (678)           (450)
          Investment tax credits                                                         (76)            (81)
                                                                            ------------------ ---------------
          Total deferred income tax liabilities                                         (754)           (531)
                                                                            ------------------ ---------------

     Net deferred income tax liabilities                                              $   ---         $   ---
                                                                            ================== ===============

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

8.   Loss per share


     Basic earnings (loss) per share are based on the weighted average number of common shares outstanding. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted earnings (loss) per share. Exercise of all of the stock options, warrants, and special warrants referred to in note 6 is anti-dilutive for all periods presented and consequently the basic and diluted loss per share are the same.

9.   Commitments and contingencies

     The Company has entered into various operating lease agreements with remaining terms of up to eight years, for office premises and equipment. As at December 31, 2001, the minimum lease payments are approximately as follows:

             2002                                            $ 783
             2003                                              700
             2004                                              740
             2005                                              867
             2006                                              867
             2007 and thereafter                             2,167
             -------------------------------- ---- ----------------
                                                            $6,124
             ================================ ==== ================


     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada will contribute 31% of the costs incurred in the development of these products to a maximum contribution of $3,956 (Cdn$6,300). In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of $7,176 (Cdn$11,428). During the year ending December 31, 2001, the Company claimed and credited $1,555 against research and development expenses of which $1,105 is still receivable. At December 31, 2001, the total claimed to date is $2,457 and the balance available to claim in the future is $1,499. During the year ending December 31, 2001, the Company accrued royalties payable of $75.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

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

                                                                                   Years ended December 31,
     -------------------------------------------------------- ---------------------------------------------------
                                                                         1999              2000             2001
     -------------------------------------------------------- ---------------- ----------------- ----------------
     By region
     United States                                                    $21,325           $18,726          $17,540
     Other                                                              5,066             7,537            4,335
     -------------------------------------------------------- ---------------- ----------------- ----------------

     Total sales                                                      $26,391           $26,263          $21,875
     ======================================================== ================ ================= ================

     By major customer
     Customer A                                                       $10,056           $ 4,893          $ 5,275
     Customer B                                                         3,963             5,505            2,249
     ======================================================== ================ ================= ================

11.  Financial instruments

     a)   Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

     b)   Foreign exchange risk management

     The Company utilizes currency derivative contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

     The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. At December 31, 2001, the Company had currency derivative contracts with a notional principal of Cdn$2,500 (December 31, 2000 - Cdn$2,000) maturing on March 19, 2002 with a loss of $26 which is reflected in earnings.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

11.  Financial instruments, continued

     b)   Foreign exchange risk management, continued

     At December 31, 2001 and December 31, 2000, unrealized and deferred gains and losses on currency derivative contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2000 and 1999 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)

Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


12.  Supplementary information

                                                                              Years ended December 31,
                                                              -----------------------------------------------------
                                                                        1999              2000                2001
                                                              --------------- ----------------- -------------------

     Cash received for interest                                        $  56             $  88               $  65
     Cash paid for interest                                              152                98                   7
     Cash paid (received) for income taxes                                13                89                (15)
     Non-cash financing and investing activities
        Exchange of Special Warrants into
          common shares                                                  ---             4,067                 ---
        Issue of share purchase warrants on
          exercise of Special Warrants                                   ---               423                 ---
        Expiration of share purchase warrants                            ---               ---                  11
     Rent expense                                                        672               826                 783
     Bad debt expense                                                     14                41                 345
     Foreign exchange gains (losses)                                      37                44               (129)


                                                 EXHIBITS INDEX


Exhibit No.       Description of Document
-----------       -----------------------
1.1      --     Certificate of Incorporation (incorporated by reference to the Company's Report on Form 20-FR filed on February 26,
                     1992)
1.2      --     Articles of the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
2.1      --     Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited
4.1      --     Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form F-1 (No.
                     333-4820))
4.2      --     Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company's
                     Registration Statement in Form S-8 (No. 333-30136))
4.3      --     Form of Stock Option Agreement (incorporated by reference to the Company's Registration Statement in Form S-8 (No.
                     333-30136))
4.4      --     Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's
                     Registration Statement in Form S-8 (No. 333-30136))
10.1     --     License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
10.2     --     Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1997)*
10.3     --     Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820))
10.4     --     Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc. and the Company
10.5     --     General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated
                     January 31, 1995 executed by the Company (incorporated by
                     reference to the Company's Registration Statement on Form
                     F-1 (No. 333-4820))
10.6     --     Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter
                     dated January 4, 1995 between the Company and the Bank of Montreal (incorporated by reference to the Company's
                     Registration Statement on Form F-1 (No. 333-4820))
10.7     --     Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1998)
10.8     --     Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L
                     Limited (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998
                     (No. 333-58115))
10.9     --     Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics
                     Inc. (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998
                     (No. 333-58115))
10.10    --     Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.11    --     Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.12    --     Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc.
                     (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No.
                     333-58115))
10.13    --     Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company's Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))
10.14    --     Special Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada
10.15    --     Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada
23       --     KPMP LLP Auditor's Consent
---------------


*Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.