Form 20-F
period 2002-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2003-03-31
CIK 884455

FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                  OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

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

As of December 31, 2002, the Registrant had outstanding 14,732,391 common shares, without par value (the "Common Shares").

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

         WHEN USED IN THIS ANNUAL REPORT, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. IN ADDITION TO QUARTERLY FLUCTUATIONS, THE COMPANY'S OPERATING RESULTS ARE AFFECTED BY A WIDE VARIETY OF OTHER FACTORS THAT COULD MATERIALLY AND ADVERSELY AFFECT ACTUAL RESULTS, INCLUDING: GENERAL ECONOMIC CONDITIONS; DEPENDENCE ON SIGNIFICANT CUSTOMERS AND SUPPLIERS; SUCCESS OF AND REQUIREMENTS OF ORIGINAL EQUIPMENT MANUFACTURERS; REVENUES FROM DEVELOPMENT CONTRACTS; RAPID CHANGES IN TECHNOLOGY; COMPETITION; ABILITY TO MANAGE GROWTH AND INTEGRATE ACQUISITIONS; ACTIONS BY GOVERNMENTAL AUTHORITIES; AND FOREIGN CURRENCY AND EXCHANGE RATE FLUCTUATIONS. AS A RESULT OF THESE AND OTHER FACTORS, THE COMPANY MAY EXPERIENCE MATERIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS ON A QUARTERLY OR ANNUAL BASIS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT ITS BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS AND STOCK PRICE. FURTHERMORE, THIS DOCUMENT AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE BUSINESS OF THE COMPANY, INCLUDING PROSPECTIVE FINANCING ARRANGEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE MENTIONED ABOVE, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THESE FORWARD-LOOKING STATEMENT. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS, WHICH MAY BE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. AN INVESTMENT IN THE COMPANY INVOLVES VARIOUS RISKS, INCLUDING THOSE MENTIONED ABOVE AND THOSE, WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS.

         SOLANO(R) IS A REGISTERED TRADEMARK IN CANADA. THIS ANNUAL REPORT ALSO CONTAINS TRADE NAMES AND TRADEMARKS OF OTHER COMPANIES.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

         Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

         Not applicable.

ITEM 3. KEY INFORMATION.

A.       Selected Financial Data

         The selected consolidated financial data for the Company presented below under the captions "Statements of Operations Data" for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and "Balance Sheet Data" as of December 31, 1998, 1999, 2000, 2001 and 2002 is derived from the Company's consolidated financial statements which have been audited by KPMG LLP, independent auditors. The selected consolidated statements of operations data presented below for the years ended December 31, 2000, 2001 and 2002, and consolidated balance sheet data as of December 31, 2001 and 2002 are derived from the Company's audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statement of operations data presented below for the years ended December 31, 1998 and 1999 and consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from the Company's audited consolidated financial statements that are not included in this Annual Report. The Company's audited consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America. The selected financial data presented below should be read in conjunction with the information contained in Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and notes to consolidated financial statements contained in Item 18 "Financial Statements."

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (in thousands, except per share amounts)

                                                                             YEARS ENDED DECEMBER 31,

                                                            1998(1)         1999         2000           2001           2002
                                                           -----------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Sales                                                       $ 26,000      $ 26,391      $ 26,263      $ 21,875        22,798
Cost of sales                                                 10,607        11,030        10,607         8,720         9,552
                                                           -----------------------------------------------------------------
Gross profit                                                  15,393        15,361        15,656        13,155        13,246
Administrative                                                 3,417         4,695         5,044         5,107         5,071
Sales and marketing                                            7,204         6,379         5,771         4,753         4,041
Amortization                                                   1,299         1,428         1,423         1,218           725
Write-off of goodwill                                             --            --            --         1,468            --
Research and development                                       4,374         3,591         7,080         5,946         4,739
Acquired in-process research and development charge            2,640            --            --            --            --
Restructuring and other charges                                   --            --            --            --         1,620
                                                           -----------------------------------------------------------------
Loss from operations                                          (3,541)         (732)       (3,662)       (5,337)       (2,950)

Interest expense                                                 149           121            98             6            11
Other (income) expense                                             7           (95)          (93)          (70)           (7)
                                                           -----------------------------------------------------------------
Loss before income taxes                                      (3,697)         (758)       (3,667)       (5,273)       (2,954)

Income tax expense (recovery)                                   (789)           84             1            --            10
                                                           ------------------------------------------------------------------
Net loss                                                    $ (2,908)     $   (842)     $ (3,668)     $ (5,273)     $ (2,964)

Foreign currency translation                                    (894)          485          (248)         (280)           83
                                                           -----------------------------------------------------------------
Comprehensive loss                                            (3,802)         (357)       (3,916)       (5,553)       (2,881)
                                                           -----------------------------------------------------------------
Loss per share, basic and diluted                           $  (0.29)     $  (0.08)     $  (0.35)     $  (0.43)     $  (0.22)
Weighted average number of common shares outstanding           9,860        10,077        10,411        12,297        13,636


                                                                1998          1999          2000          2001          2002
                                                           -----------------------------------------------------------------
BALANCE SHEET DATA:

Working capital                                             $  4,970      $  5,344      $  7,692      $  4,468      $  6,850
Total assets                                                  19,447        16,568        18,459        12,558        14,075
Long term debt                                                    75            --            --            --            --
Long-term obligations                                             --            --            --            --           857
Stockholders' equity                                          11,761        11,469        12,727         7,400         8,659

(1) INCLUDES RESULTS OF OPERATIONS OF ALEX COMPUTER SYSTEMS FROM MARCH 17, 1998, THE EFFECTIVE DATE OF THE ACQUISITION OF SUBSTANTIALLY ALL THE ASSETS OF ALEX COMPUTER SYSTEMS, INC.

B.       Capitalization and Indebtedness

         Not applicable.


C.       Reasons for the Offer and Use of Proceeds

         Not applicable.

D. Risk Factors

         Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Change in Business Strategy

         The Company began developing a packet-voice product line in 2000 in order to augment its wireless infrastructure and general-purpose signal processing product lines. The packet-voice market continued to undergo a rapid and profound evolution in 2001. The Company does not have the same level of experience in selling to the packet-voice market as the general-purpose signal processing market or the wireless market. Accordingly, the Company may not be successful in augmenting its traditional revenue base by servicing the packet-voice market. If the Company is not successful with its packet-voice products, it may not succeed in growing or maintaining its revenues or profitability.

         The Company is in the process of transitioning from the sale of board-level products to the sale of subsystems. In addition, the Company is transitioning from Analog Devices-based products to products based on other processors. As a result of these changes, sales of the Company's legacy products will decline over time. Revenues from newly-introduced products and prospective products may initially not fully compensate for declining legacy product revenues.

Technological Change, Risk of Design-In Process and Competition

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

         The process whereby a customer evaluates the Company's products for development and testing purposes typically lasts from 9 to 12 months. Should the Company's products not adapt to changes in technology during this time period and/or fail to meet customer requirements, or should there be any significant delay in either the Company or customer's product developments or introductions, these elements could have a material adverse effect on the Company's business. In the case of the defense industry, more new product development activities may be undertaken than new products actually deployed, hence, actual deployments not materializing may be a risk.

         Certain trends in signal processing technology, such as native signal processing and silicon integration, could displace certain of the Company's products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.

Liquidity and Capital Resources

         As of December 31, 2002, the Company had approximately $3.5 million in cash and cash equivalents. The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the Line of Credit, as well as previously committed funds receivable from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available from existing or other sources on a timely basis or on terms satisfactory to the Company.

Significant Customers

         In 2001 and 2002, the Company's largest customer, the U.S. government, accounted for approximately 24% and 16%, respectively, of the Company's sales during such periods. The Company had two additional significant customers in 2002 who accounted for 11% and 10% of the Company's sales during the year. A significant reduction of purchases by the Company's significant customers, including the U.S. government, would have a material adverse effect on the Company's business, financial condition and results of operations. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from the Company as that maintained by the U.S. government. In addition, while the Company is not aware of any current plans by the U.S. government that may result in decreased government contract funding which would affect the Company's operations, there can be no assurance that U.S. government procurements in the section of the market the Company serves will continue to be funded at the same level.

Reliance on Original Equipment Manufacturers; Variability of Customer Requirements; Nature and Extent of Customer Commitments

         The Company earns revenue from both government and commercial customers. The Company's commercial customers include Original Equipment Manufacturers, or OEMs, that integrate the Company's products into commercially available end products. The Company's operating results thus depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that these OEM customers will continue to rely, or expand their reliance, on the Company as a third party supplier for their signal processing solutions, that other OEMs will become customers of the Company, or that any customers will not terminate supply contracts or reschedule or decrease their level of purchases.

         The value and timing of orders placed by the Company's OEM customers varies due to OEM customers' efforts to manage inventory, changes in the OEM customers' manufacturing and distribution strategies, and variations in demand for OEM customers' products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments from its OEM customers but instead works with its customers to anticipate the future volume of orders. From time to time, the Company will purchase components that require a long lead-time without customer commitment to pay for them. If customers cancel orders without sufficient notice, the Company's inventory and cash levels could be materially adversely affected.

Dependence on Third-Party Suppliers

         Each of the Company's products may contain hundreds of components purchased from third party suppliers. The Company purchases microprocessors and certain other components from Broadcom Corporation, Motorola Inc., Texas Instruments Inc., Analog Devices Inc., and XILINX Inc. Each of these suppliers is the sole manufacturer of their respective microprocessors. The Company does not have long-term agreements with these suppliers. While the Company has from time to time experienced shortages of components supplied by third party suppliers, such shortages to date have not had a material adverse effect on the Company's operating results. The inability to obtain adequate supplies of microprocessors or other components could delay the Company's ability to manufacture and ship its products. If any software developed and maintained by third party suppliers, which is incorporated into certain of the Company's products, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company's product lines, this could result in a decline in demand for the affected products.

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

Potential Undetected Errors

         The Company develops complex hardware and software products that may contain undetected errors or failures when first introduced or as new versions are released. Although the Company extensively tests its products prior to their introduction, design errors or hidden defects in components may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company's business, financial condition and results of operations.

Inflation, Foreign Currency Fluctuations and Currency Derivate Contracts

         The Company intends to continue to sell the majority of its products in U.S. dollars while incurring costs in varying proportions in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company's reported operating expenses, as stated in U.S. dollars, would rise without a corresponding increase in revenues. This would have a material and adverse effect on the Company's net income.

         Since 1995, the Company has periodically entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. The term of these contracts typically does not exceed one year. The market price of these contracts generally approaches the spot exchange rate as the contracts approach the expiration of their term. The maximum notional principal the Company had hedged under these contracts at any one time is $5,063,000 (Cdn$8,000,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At December 31, 2002, the Company was not party to any currency derivative contracts.

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

Intellectual Property Rights

         The Company believes that protection of its intellectual property is important. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company has selectively sought patent protection of its products in Canada, the United States and abroad but it does not hold any patents on any of its current products. While the Company has applied to the United States Patent and Trademarks Office for one patent in 2001 and one in 2002, there can be no assurance that these patents, once granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by the patent laws in the event that a competitor infringed upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

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

Variability of Quarterly and Annual Operating Results

         The Company's revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:

     o    The volume and timing of orders received;
     o The general demand for embedded computers, embedded computer sub-systems and high performance signal processing solutions;
     o The success achieved by the Company's OEM customers in developing and marketing their products;
     o    The budget and procurement cycles associated with government programs;
     o    The mix of products and development fees;
     o The timing of new product introductions by both the Company and its competitors;
     o    Pricing by both the Company and its competitors;
     o    The Company's ability to develop and market new products;
     o The Company's ability to manufacture its products in a timely manner, at high quality levels, and at commercially reasonable costs;
     o    The availability and cost of signal processing microprocessors;
     o The timing and levels of sales and marketing expenditures and general economic conditions; and,
     o    Changes in the customer's financial condition or budget.

ITEM 4. INFORMATION ON THE COMPANY.

A.       History and Development of the Company

         Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company's head office, and registered and records office, is located at 2700 Production Way, Suite 200, Burnaby,

British Columbia, Canada, V5A 4X1. The Company's United States headquarters is 6630E Eli Whitney Drive, Columbia, Maryland, USA 21046. The Company's Internet address is www.spectrumsignal.com. The Company's SEC filings are available through its website, which is linked to the SEC's website, where you are able to obtain copies of the Company's public filings free of charge.

B. BUSINESS OVERVIEW

TECHNOLOGY

         Digital signal processing involves the conversion of analog signals, including sound and light, into a stream of digital values that are then processed, manipulated, exchanged or stored by computing systems. Digital signal processing provides several advantages over analog signal processing, including:
(1) higher degrees of signal compression, resulting in greater storage and communication capacity; (2) increased ability to process and manipulate data, resulting in enhanced product performance, and; (3) the ability to process and adapt to changing signals in real time. In addition, digital signal processing permits easier development and upgrades of multi-functional products through the use of programmable software/hardware combinations, thus shortening time-to-market for new products.

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

Business Strategy

         The Company historically targeted the general-purpose digital signal processing market. In January 2000, the Company began implementing a new five-year strategic plan under which it reorganized into groups individually focused on the packet-voice and wireless communications infrastructure markets.

         The Company discontinued its investment in both its Sensor Systems group and the general-purpose signal processing market in 2000. Resources from the Company's Sensor Systems group were reallocated to its Network Solutions and Wireless Systems groups. The Company believes this realignment of resources is enabling it to more effectively focus its resources on the wireless communications and packet-voice target markets. The Company continues to supply general-purpose digital signal processing products to several existing long-term customers that fall outside the market focus of its Network Solutions and Wireless Systems groups.

         NETWORK SOLUTIONS. The Company's Network Solutions group develops advanced technologies and products to enable the convergence of telecommunications networks. Telecommunication networks are converging worldwide, creating an intertwined landscape consisting of both wireless and wireline voice and data communication networks. The rapid shift of voice communications from the traditional public switched telephone network to advanced packet networks requires a new generation of technologies to seamlessly bridge these two worlds. The convergence of these two networks is expected to take years to occur. The Company's aXs(TM) family of products performs packet-voice processing in voice gateways, enabling applications such as next-generation wireless infrastructure, trunking and access gateways, and media servers.

         The Company's Network Solutions products include board-level optimized hardware, software, and firmware, offering a fast time to market advantage to telecommunications OEMs.

         In the second half of 2002, the Company's Network Solutions group announced three design ins with UTStarcom Inc. In addition, Spectrum continues to capitalize on its strategic marketing and technology alliance with Broadcom Corporation.

         WIRELESS SYSTEMS. The Company's Wireless Systems group focuses on two complementary facets of the wireless infrastructure market - commercial and government. The Wireless Systems group has developed the flexComm product family of flexible, software-defined, high performance signal processing subsystems to service its wireless markets.

         The Wireless Systems group develops flexComm subsystems for government and defense applications such as signals intelligence (SIGINT) and military communications (MILCOM), and radar and sonar. flexComm products are software defined radio receiver and transceiver subsystems that enable the configuration of the radio system in software as opposed to hardware. flexComm products allow government agencies to acquire, select and recover communication targets of interest by adapting to different and evolving air interface protocols. Similarly, flexComm products allow military forces to communicate securely between a diverse and ever-changing array of fixed and mobile platforms ranging from aircraft and surface vehicles, to semi-permanent and permanent command centers. The Company's customers in these markets include General Dynamics Corporation, Agilent Technologies Inc., Raytheon Corporation, and the U.S. Department of Defense. Signia-IDT Inc. is a strategic SIGINT solutions partner.

         Within the commercial wireless infrastructure market, the Wireless Systems group provides embedded signal processing solutions for mobile satellite base stations, broadband satellite hubs, and multi-mode cellular base stations. The Company's products enable communications carriers and service providers to quickly respond to the growth in wireless communications and maximize their current infrastructure investments by offering scalable, reconfigurable solutions. Customers in this sector include Hughes Network Systems.

         In 2002, the Company's Wireless Systems group announced nine design ins with various government and defense customers.

Products

         The Company designs signal processing systems based on the demands of its target markets.

         The Network Solutions group's aXs product line enables the convergence of voice and data networks for next-generation telecommunications applications. The aXs product line is targeted at large telecommunication OEMs. The Company believes its aXs product line currently offers more than double the channel density of currently released competitive products. The aXs product line is an extremely flexible signal processing solution that can be easily integrated into carrier-class wireless and wireline network applications.

         The advantages of the aXs product line include high-density hardware and a flexible software framework. The Network Solutions group has designed a standard hardware platform that is programmed to perform specific voice processing tasks using application specific algorithms. The Company believes its aXs high-density hardware platform, combined with Spectrum software technology, enables customers to process more voice channels in less space, using less power, which enables gateway providers to reduce their infrastructure costs. The Company's aXs products can be programmed with application-specific software to satisfy specific customer requirements. The Network Solutions group also performs integration and support services for its customers.

         The Company's Wireless Systems group developed the flexComm product line to target the commercial and defense wireless communications markets. The flexComm product line is designed to enable customers to incorporate a range of Spectrum subsystem elements as required. In 2001 and 2002, the Wireless Systems group enhanced its flexComm product line with a series of major product launches including the SDR-3000 software defined radio and HCDR (High Channel Density Receiver) subsystems. Software defined radio products are designed primarily for government use for military communications and high capacity wireless signal collection and conversation monitoring. The Wireless Systems group also performs integration and support services for its customers.

         The Company's product sales are generally not affected by seasonality, though the timing of government programs can impact sales.

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

Engineering

         The Company's technical strengths include high performance and high-density hardware and ASIC design, software development, FPGA programming, and system integration capabilities. The Company believes that its technical strengths enable it to provide fully integrated signal processing systems or subsystems as required by its customers.

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

Customers

         The Company targets its signal processing product lines at the packet-voice and wireless infrastructure markets. The Company, however, continues to sell its products to a number of customers in the general purpose signal processing market.

         The Company conducted business with over 110 customers in 2002. A small number of these customers accounted for a substantial portion of the Company's 2002 revenue. The U.S. Government, the Company's largest customer, accounted for approximately 24% and 16% of the Company's sales in 2001 and 2002, respectively. The U.S. government is increasingly outsourcing the responsibility for purchasing items to large contractors making less direct purchases from more modestly sized contractors such as Spectrum.

Competition

         The wireless and packet-voice communications infrastructure markets for signal processing systems are intensely competitive. The principal competitive factors in the markets in which the Company competes include product performance, product development capabilities, after-sale technical support, access to new technologies and price.

         The Company's Wireless Systems and Network Solutions groups compete against in-house development teams at several of their target customers. Many of the Company's target customers have significant financial and research and development resources and could make the decision to design the signal processing system for their application in-house.

         The Company's Network Solutions group faces competition from companies including AudioCodes Ltd. and NMS Communications, Inc. The Company's Wireless Systems group faces competition from companies including Motorola Inc. (through its acquisition of Blue Wave Systems Inc.), Mercury Computer Systems Inc. and Pentek Inc. The Company anticipates additional competitors, some of which may also have greater financial and other resources, in each of its target markets over the next several years.


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

         Most of the Company's revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland, California, Massachusetts, Texas and the United Kingdom. Spectrum has a senior sales team, which is supported by field applications engineers, who work closely with the sales team and with customers. The Company's field application engineers play a key role in pre-sales technical support by assisting customers with product development and system integration. The Company's sales force is trained on the Company's products and services on a periodic basis.

         The Company currently maintains distribution agreements with international distributors covering the Benelux countries, China, France, Germany, Hong Kong, India, Indonesia, Israel, Italy, Japan, Malaysia, Singapore, South Korea, Spain, Taiwan and Thailand.

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

Suppliers

         The Company's signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including Broadcom Corporation, Motorola, Texas Instruments, Analog Devices and XILINX. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company does not have long-term agreements with any of these suppliers. The availability of many of these components is dependent in part on the Company's ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

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

         Spectrum has two wholly owned subsidiaries, Spectrum Signal Processing
(UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Ltd. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to consolidate the Company's European and UK operations. Spectrum Signal Processing (USA) Inc. was established to consolidate the Company's U.S. government wireless business.


D.       Property, Plants and Equipment

         The Company's head office facilities are located at One Spectrum Court at 2700 Production Way, Burnaby, British Columbia. The Company's lease agreement for this facility expires June 30, 2009. The initial premises comprise 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one-time right to cancel the lease, with notice to be granted prior to June 30, 2005, and the cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $705,000.

         The Company also leases office space in California, Maryland, Massachusetts, Texas and the United Kingdom.

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

"FPGA" means Field Programmable Gate Array, an integrated circuit that can be programmed in the field after manufacture.

"WIRELINE" refers to any communication service that operates over a wire.

Item 5. Operating and Financial Review and Prospects.

         The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements and the related notes to consolidated financial statements, contained in Item 18, "Financial Statements".

A.       Operating Results

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing products and subsystems for the wireless and packet-voice communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to capture, analyze and process wireless signals, provide software defined radio functionality to transmitters, receivers and gateways, and to enable the convergence of different voice and communications networks and communication between different standards within the same network.

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

         The Company publishes its financial statements in United States dollars ("$") and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

Results of Operations

                                          YEARS ENDED DECEMBER 31,
                                      --------- --------- ---------
                                          2000     2001     2002
                                      --------- --------- ---------
Sales                                   100.0%     100.0%   100.0%
Cost of sales                            40.4       39.9     41.9
                                        -----      -----    -----
Gross margin                             59.6       60.1     58.1

Administrative                           19.2       23.3     22.2
Sales and marketing                      22.0       21.7     17.7
Research and development                 27.0       27.2     20.8
Amortization                              5.4        5.6      3.2
Write-off of goodwill                      --        6.7      --
Restructuring and other charges            --         --      7.1
                                        -----      -----    -----
Loss from operations                    (14.0)     (24.4)   (12.9)
Interest expense                          0.4       --        0.1
Other income                             (0.4)      (0.3)    (0.0)
                                        -----      -----    -----
Loss before income taxes                (14.0)     (24.1)   (13.0)
Income tax expense                         --         --       --
                                        -----      -----    -----
Net loss                                (14.0)     (24.1)   (13.0)
                                        -----      -----    -----

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         SALES. Net sales in 2002 were $22,798,000, an increase of $923,000, or 4.2%, compared to sales in 2001. Included in sales were revenues from the Company's internally developed Texas Instruments-based products of $11,730,000, or 51.5% of sales, compared to $14,913,000, or 68.2% of sales in 2001. Also included were revenues from the Company's Analog Devices-based products of $5,478,000, or 24.0% of sales, compared to $4,621,000, or 21.1% of sales in
2001. Also, included in 2002 sales were revenues from the Company's internally developed products based on Motorola Computer microprocessors of $2,452,000 or 10.8% of sales in the year. The Company has ceased all new product development activities of Analog Devices microprocessor based products and the Company expects that revenues from Analog Devices microprocessor based products will decline in future periods. At the same time, the Company expects product revenues related to Motorola Computer microprocessor based products to continue to increase as the result of new product development.

         GROSS PROFIT. Gross profit increased to $13,246,000 in 2002 from $13,155,000 in 2001, an increase of 0.7%. Gross margin (profit as a percentage of sales) decreased to 58.1% in 2002 from 60.1% in 2001. The Company's gross margin was lower in 2002 due to the negative impact of charges to adjust inventory to the lower of cost and net realizable value, increases in the Company's reserve for warranty costs and higher than normal initial production costs of certain new products. The Company's historical gross margin has varied period to period due to volume-related efficiencies, product royalty costs, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

         ADMINISTRATIVE. Administrative expenses were $5,071,000 in 2002, compared to $5,107,000 in 2001. This decrease in administrative expenses was primarily attributable to a decrease in bad debt expense, partially offset by increased facilities expenses relating primarily to the Company's Maryland facility as well as increased spending on consulting and professional fees. Administrative expenses as a percentage of sales decreased to 22.2% of sales for the year ended December 31, 2002 compared to 23.3% for the year ended December 31, 2001 due to an increase in the Company's sales without a commensurate increase in administrative expenses.

          SALES AND MARKETING. Sales and marketing expenses were $4,041,000 in 2002, compared to $4,753,000 in 2001. The decrease in sales and marketing expenses was attributable to reduced variable employee compensation expenses, reduced spending on personnel recruitment and reduced discretionary spending. Sales and marketing expenses as a percentage of sales decreased to 17.7% of sales for the year ended December 31, 2002 compared to 21.7% for the year ended December 31, 2001.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $4,739,000, or 20.8% of sales in 2002, compared to $5,946,000, or 27.2% of sales in 2001. R&D expenses incurred in 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted from reduced employee compensation due to headcount reductions, decreased third party development and a reduction in personnel recruiting. These reductions were partially offset by a decrease in funding to the Company under its agreement with Technology Partnerships Canada (TPC) as described below, whose funding historically was treated as an expense offset.

         AMORTIZATION. Amortization expense in 2002 decreased to $725,000, or 3.2% of sales compared to $1,218,000, or 5.6% of sales in 2001. The decrease in amortization expense during 2002 was due to the effect of the Company's write-off at the end of the second quarter of 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer Systems Inc. Included in amortization expense was depreciation of capital assets, which remained relatively flat between the periods.

         RESTRUCTURING AND OTHER CHARGES. In 2002, the Company implemented a business restructuring through a workforce reduction. The Company recorded a restructuring charge of $1,620,000 consisting of $624,000 relating to employee severance costs, $966,000 relating to future payments on excess leased facilities and $30,000 related to other expenses. Severance charges were related to the separation of 23 employees. Of these 23 employees, nine were involved in product development, nine were involved in administration and five were involved in sales and marketing. The excess leased facilities charge represents the estimated net cash flow of future contractual obligations that are in excess of estimated future requirements.

         OTHER INCOME. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was a net expense of $4,000 in 2002 compared to net income of $64,000 in 2001. The decrease was due primarily to reduced interest income.

         INCOME TAXES. The Company's net provision for income tax was negligible for both 2002 and 2001.

         NET LOSS. The Company had a net loss of $2,964,000 in 2002, compared to a net loss of $5,273,000 in 2001. The Company's loss per share (basic) in 2002 was $0.22, compared to a loss per share (basic) of $0.43 in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         SALES. Net sales in 2001 were $21,875,000, a decrease of $4,388,000, or 16.7%, compared to sales in 2000. Included in sales were revenues from the Company's internally developed Texas Instruments-based products of $14,913,000, or 68.2% of sales, compared to $16,532,000, or 62.9% of sales in 2000. Also included were revenues from the Company's Analog Devices-based products of $4,621,000, or 21.1% of sales, compared to $7,079,000, or 27.0% of sales in
2000. Also, included in sales in 2001 were development contract fees of $477,000, or 2.2% of sales, compared to development contract fees of $652,000, or 2.5% of sales in 2000. The decrease in the Company's sales for the year ended December 31, 2001 compared to sales for the year ended December 31, 2000 was attributable to a general slowdown in orders affecting the entire communications market and the extension of design cycles of some of the Company's commercial customers.

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

         ADMINISTRATIVE. Administrative expenses were $5,107,000 in 2001, compared to $5,044,000 in 2000. The increase in administrative expenses was primarily attributable to an increase in bad debt expense. Administrative expense increases in 2001 were partially offset by reduced employee compensation expenses. Administrative expenses as a percentage of sales increased to 23.3% of sales for the year ended December 31, 2001 compared to 19.2% for the year ended December 31, 2000 due to a decline in the Company's sales without a commensurate reduction in administrative expenses.

          SALES AND MARKETING. Sales and marketing expenses were $4,753,000 in 2001, compared to $5,771,000 in 2000. The decrease in sales and marketing expenses was attributable to reduced external sales representative commissions, reduced employee compensation expenses and reduced discretionary spending. Sales and marketing expenses as a percentage of sales decreased to 21.7% of sales for the year ended December 31, 2001 compared to 22.0% for the year ended December 31, 2000.

         RESEARCH AND DEVELOPMENT. Research and development expenses were $5,946,000, or 27.2% of sales in 2001, compared to $7,080,000, or 27.0% of sales in 2000. R&D expenses incurred in 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted from decreased expenses related to third party project development and an increase in funding to the Company under its agreement with TPC as described below. Decreased spending was partially offset by increased employee compensation expenses and a severance charge of $390,000 relating to a reduction in the size of the Company's R&D staff. Although the Company's overall R&D spending has remained relatively constant, the Company's reported R&D expenses have decreased as the result of funds received under the Company's TPC funding agreement being treated as an expense offset.

         AMORTIZATION. Amortization expense in 2001 decreased to $1,218,000, or 5.6% of sales compared to $1,423,000, or 5.4% of sales in 2000. The decrease in amortization expense during 2001 was due to the effect of the Company's write-off at the end of the second quarter of 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer Systems Inc., resulting in only two quarters of related amortization expense during 2001 versus a full year of related amortization expense during 2000. Also included in amortization expense was depreciation of fixed assets, which increased slightly in 2001 as the result of increased spending on capital assets.

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

         INCOME TAXES. The Company's net provision for income tax was negligible in both 2001 and 2000.

         NET LOSS. The Company had a net loss of $5,273,000 in 2001, compared to a net loss of $3,668,000 in 2000. The Company's loss per share (basic) in 2001 was $0.43, compared to a loss per share (basic) of $0.35 in 2000.

CURRENCY DERIVATIVE CONTRACTS

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company had entered into under these contracts at any one time was Cdn$8,000,000 ($5,063,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At December 31, 2002, the Company was not party to any forward foreign exchange contracts.

INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in U.S. dollars while incurring costs in varying proportions in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company's reported operating expenses and net income may be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES

         The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

         During the year ended December 31, 2002, the Company did not adopt any new accounting policies that have a material impact on the consolidated financial statements, or make changes to existing accounting policies. Senior management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

         The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

o The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

o The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to volatility in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such volatility in the Company's inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

o As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.


o The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

o The Company recorded a lease provision on excess space by estimating the net future cash outflows over the remaining lease period. The estimate is based on various assumptions, including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in the provision may be required.

RELATED PARTY TRANSACTIONS

         During 2002, there were no material related party transactions.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         During the year ended December 31, 2002, the Company used $1,600,000 in cash for operating activities due primarily to a net loss of $2,964,000, a decrease in accounts payable of $972,000 and a decrease in accrued liabilities of $344,000. The cash impact of the net loss of $2,964,000 was partially offset by the non-cash portion of restructuring charges of $1,534,000, which was included in the net loss for the year and a decrease in accounts receivable of $449,000. The decrease in accounts receivable resulted primarily from a decrease in non-trade receivables.

         Cash used in investing activities for the year ended December 31, 2002 was $437,000. In the period, such uses were for the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Cash provided by financing activities for the year ended December 31, 2002 was approximately $4,140,000, resulting primarily from the sale of equity securities by the Company during June 2002, as described below.

         At December 31, 2002 and December 31, 2001, the Company's net cash and cash equivalents were $3,480,000 and $1,344,000, respectively. Other than pursuant to operating leases and its agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at December 31, 2002.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,165,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's U.S. base rate plus 1%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by substantially all of the Company's current assets. Borrowings may not exceed certain percentages of a defined borrowing base consisting of specified domestic and foreign accounts receivable and specified inventories. Borrowings under the line of credit in excess of Cdn$2,500,000 (approximately $1,582,000) are subject to advance notification to, and approval by, the bank. The line of credit agreement contains certain financial covenants including a requirement to maintain a minimum current ratio of 1.50 to 1.00, a maximum debt to tangible net worth ratio of 1.10 to 1.00 and specified minimum quarterly net earnings amounts. The Company believes it is in compliance with the terms of the line of credit except that it did not comply with the minimum quarterly net earnings covenant for the third and fourth quarters of 2002. The Company notified the bank of this non-compliance and the bank has informally indicated to the Company that the full amount of the credit facility remains available for the borrowing. Under the terms of the facility, however, the bank is permitted to terminate the line of credit and, in the absence of a formal waiver, there can be no assurance that the bank will actually advance funds to the Company if requested to do so. The Company's net borrowings under the line of credit as of December 31, 2002 were nil.

         During June 2002, the Company consummated the sale of 2,310,000 of its common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930,000 ($4,495,621). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485,100 ($314,693) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003.

         In March 1999, the Company entered into an agreement with TPC, an agency of the Canadian government, providing for the financing of approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. To date the Company has claimed Cdn$4,787,000 ($3,030,000) and has pending claims of Cdn$784,000 ($496,000). The obligation of TPC to fund product development activities expired effective September 30, 2002. TPC's investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the year ended December 31, 2002, the Company accrued royalties payable of $151,000. If the Company has not paid at least Cdn$11,428,000 ($7,233,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of Cdn$11,428,000 ($7,233,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company has entered into various operating lease agreements with remaining terms of up to seven years for office premises and equipment. See Note 9 of the Company's financial statements included within this report for a year-by-year summary of expected minimum lease payments.

         The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the Line of Credit, as well as previously committed funds receivable from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

C.       Research and Development, Patents and Licenses

Research and Development

         Details of the Company's research and development expenditures can be found under "Operating Results" in Item 5A and, with respect to its TPC agreement, in "Liquidity and Capital Resources" in Item 5B, above.

Patents and Licenses

         The Company believes that protection of its intellectual property is important. The Company has acquired expertise in developing, and has developed, a number of proprietary signal processing technologies, including: government and commercial signal processing hardware subsystems, development software, application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology through copyright protection, embedded software and confidentiality agreements with parties who have access to proprietary information. The Company has selectively sought patent protection of its products in Canada, the United States and abroad. In 2001, the Company applied for a U.S. patent on its Solano ASIC technology. In 2002, the Company applied for a U.S. patent related to configurable input/output modules on industry standard DSP boards. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company's technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

         The Company claims copyright protection for each printed circuit board, IC or software program developed internally. The Company has a trademark registered in Canada for Solano(R), and has applied for registration of the aXs trademark in Canada, the United States and the European Community, and for the aXs design trademark in Canada and the USA.

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

D.       Trend Information

Market Trends

         The Company began implementing a new five-year strategic plan in 2000. The Company reorganized its business into Network Solutions and Wireless Systems groups focused on the packet-voice and wireless communications infrastructure markets.

         The packet-voice market continues to undergo a rapid and profound evolution. The Company does not have the same level of experience in selling to the packet-voice market as the general-purpose signal processing market or the wireless market. Also, European and North American packet-voice markets are currently in a downturn and smaller packet-voice infrastructure players, which represent potential customers for the company, have decreased in number. Accordingly, the Company may not be successful in augmenting its traditional revenue base by servicing the packet-voice market. If the Company is unable to implement its strategic plan, it may not succeed in growing or maintaining its revenues or profitability. See "Business Strategy" in Item 4B.

         A continuing trend for the Company has been the Company's reliance on a small number of customers to provide the majority of its revenue. For example, the U.S. Government accounted for 16% of the Company's revenues in 2002 and 24% of revenues in 2001. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Officers

         The directors and executive officers of the Company are as follows:

--------------------------------------- ------ ----------------------------------------------------------------------
NAME                                    AGE    POSITION
--------------------------------------- ------ ----------------------------------------------------------------------
Irving G. Ebert (1) (2)                 54     Chair of the Board and Director
--------------------------------------- ------ ----------------------------------------------------------------------
Pascal Spothelfer                       42     President, Chief Executive Officer and Director
--------------------------------------- ------ ----------------------------------------------------------------------
Sean Howe                               47     Vice President and General Manager, Wireless Systems
--------------------------------------- ------ ----------------------------------------------------------------------
Brent Flichel                           34     Vice President, Finance, Chief Financial Officer and Secretary
--------------------------------------- ------ ----------------------------------------------------------------------
Brian Lowe                              52     Vice President, Sales, Wireless Systems
--------------------------------------- ------ ----------------------------------------------------------------------
Andrew Talbot                           38     Vice President and General Manager, Network Solutions
--------------------------------------- ------ ----------------------------------------------------------------------
Randy Tkatch                            45     Vice President, Engineering, Wireless Systems
--------------------------------------- ------ ----------------------------------------------------------------------

--------------------------------------- ------ ----------------------------------------------------------------------
Andrew Harries (3) (4)                  41     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Jules Meunier (1) (2)                   47     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Matthew Mohebbi (3) (4)                 49     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Glen Myers (3) (4)                      56     Director
--------------------------------------- ------ ----------------------------------------------------------------------
Samuel Znaimer (1)(2)                   46     Director
--------------------------------------- ------ ----------------------------------------------------------------------

(1)  MEMBER OF THE AUDIT COMMITTEE.
(2)  MEMBER OF THE GOVERNANCE COMMITTEE.
(3)  MEMBER OF THE COMPENSATION COMMITTEE.
(4)  MEMBER OF THE NOMINATION COMMITTEE.

The business experience of each of the Company's directors and executive officers is as follows:

         IRVING G. EBERT has been Chair of the Board since February 2002 and a Director of the Company since May 2000. From 2001 to the present, Mr. Ebert has been in the business of making early stage investments in private companies and serving as a corporate director. Mr. Ebert was Vice-President, Strategic Alliances Service Provider and Carrier Group Marketing at Nortel Networks Limited from 1998 to 2001, and from 1995 to 1998, Mr. Ebert was Vice-President, Systems Engineering at Nortel Networks Limited. Prior to that time, Mr. Ebert held management positions in Nortel Networks Limited, Bell Canada and Bell-Northern Research.

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

         BRENT FLICHEL was appointed to the position of Vice President Finance, Chief Financial Officer and Secretary of the Company in January 2003. Prior to joining the Company in 1998, Mr. Flichel held senior financial management positions at MacDonald Dettwiler and Associates Ltd. from 1995 to 1998.

         SEAN HOWE has been Vice President and General Manager, Wireless Systems since March 2002. From 2000 to 2001, Mr. Howe held the position of Vice President Product Management, Service Provider E-Business Solutions for Nortel Networks Ltd. Mr. Howe was Senior Vice President of Architel Systems Corporation in 2000 prior to its acquisition by Nortel. Previous to Architel, Mr. Howe was Director of Global Market Development for SGI Inc. (formerly Silicon Graphics) from 1999 to 2000. He held executive and senior management positions within BCE including Bell Canada and Bell Canada International from 1983 to 1997.

         BRIAN LOWE has been Vice President Sales, Wireless Systems of the Company since January 2000. From 1992 through 1999, Mr. Lowe held the position of Vice President, Sales. From 1977 to 1992, Mr. Lowe held several management positions with Epic Data Inc.; a company involved in factory data collection systems, most recently serving as Vice President, Sales.

         ANDREW TALBOT has been Vice President and General Manager, Network Solutions since January 2000. From March 1998 through December 1999, Mr. Talbot was Director, Business Development for the Company. From 1994 through 1998, Mr. Talbot held the position of President and founder of Alex Computer Systems Inc. From 1989 through 1994, Mr. Talbot served as the General Manager and Vice President of Transtech Parallel Systems, a technology company specializing in embedded super computer technology.

         RANDY TKATCH has been Vice President Engineering, Wireless Systems of the Company since July 2001, having joined the Company as Director of Engineering in November 2000. From October 1989 through November 2000, Mr. Tkatch held the positions of Manager, Director and acting Vice President, Engineering at Glenayre Electronics.

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

         JULES MEUNIER was appointed a Director of the Company in April 2002. Mr. Meunier was CEO of Avian Communications in 2002. From 1979 to 2001, Mr. Meunier held several executive and senior management positions at Nortel Networks Ltd., including President of the Wireless Networks group in 2001 and Chief Technology Officer from 2000 to 2001.

         MATTHEW MOHEBBI has been a Director of the Company since October 2000. Mr. Mohebbi has served in various positions with Hughes Network Systems since 1991. Mr. Mohebbi is currently Vice President of Hughes Mobile Satellite Systems and International Marketing. From 1997 to 2001, Mr. Mohebbi held the position of Assistant Vice President and General Manager of Mobile Satellite Systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems' satellite division. Prior to this, Mr. Mohebbi held a variety of engineering and management positions in Hughes Network Systems' satellite division.

         GLEN MYERS was appointed a Director of the Company in November 2002. In 2002, Mr. Myers became CEO of IP Fabrics Inc. Mr. Myers founded RadiSys Corporation in 1987 and served as its CEO and Chairman from 1987 to 2002.

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

B.       Compensation

EXECUTIVE COMPENSATION

         Particulars of compensation paid to the Company's current chief executive officer ("CEO") and each of the Company's five most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2002 (the "Executive Officers") are set out in the summary compensation table below:

=====================================================================================================================
                                       SUMMARY COMPENSATION TABLE(1)
----------------------- ------- -------------------------------------- ----------------------------------- ----------
                                         ANNUAL COMPENSATION                 LONG TERM COMPENSATION
----------------------- ------- -------------------------------------- ----------------------------------- ----------
                                                                               AWARDS            PAYOUTS
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
                                                                        SECURITIES
                                                                        UNDER       RESTRICTED                ALL
                                                            OTHER       OPTIONS/     SHARES OR               OTHER
  NAME AND PRINCIPAL                                        ANNUAL      SARS        RESTRICTED    LTIP       COMPEN-
       POSITION         YEAR      SALARY      BONUS(2)    COMPENSATION  GRANTED    SHARE UNITS   PAYOUTS     SATION(3)
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Pascal Spothelfer        2002      $149,834           Nil     Nil           36,830      Nil         Nil        $8,304
President and Chief      2001      $155,402        $5,627     Nil           37,082      Nil         Nil        $8,380
Executive Officer        2000      $168,294       $66,476     Nil          400,000      Nil         Nil        $3,099
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Douglas Johnson (4)      2002      $102,840           Nil     Nil           35,139      Nil         Nil        $5,433
VP, eBusiness, Oper-     2001      $105,674        $3,751     Nil           23,416      Nil         Nil        $5,572
ations and QA            2000      $107,708       $30,629     Nil           10,000      Nil         Nil        $4,092
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Brian Lowe               2002       $96,791           Nil     Nil           17,694      Nil         Nil        $8,665
VP, Sales,               2001      $109,351        $9,646     Nil           19,332      Nil         Nil        $4,747
Wireless Systems         2000      $110,367       $18,849     Nil           10,000      Nil         Nil        $3,181
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Martin McConnell(5)      2002      $108,889           Nil     Nil           32,389      Nil         Nil        $5,831
VP Finance,              2001      $111,890        $4,287     Nil           19,500      Nil         Nil        $5,883
Secretary & CFO          2000      $117,805       $22,720     Nil           10,000      Nil         Nil        $4,191
----------------------- ------- ------------- ----------- ------------ ----------- ------------ ---------- ----------
Andrew Talbot            2002      $133,087           Nil     Nil           31,611      Nil         Nil        $7,063
VP, Network              2001      $136,754        $5,359     Nil           23,833      Nil         Nil        $7,126
Solutions                2000      $133,513       $89,301     Nil          130,000      Nil         Nil        $4,526
======================= ======= ============= =========== ============ =========== ============ ========== ==========

(1) ALL CDN$ COMPENSATION AMOUNTS HAVE BEEN CONVERTED TO UNITED STATES DOLLARS AT THE AVERAGE FOREIGN EXCHANGE RATE IN EFFECT DURING THE PERIOD.

(2) UNDER THE COMPANY'S EXECUTIVE COMPENSATION PLAN, CASH BONUSES MAY BE EARNED BY OFFICERS BASED UPON THE ACHIEVEMENT OF PERSONAL TARGETS IN LINE WITH THE COMPANY'S STRATEGY. THESE BONUSES ARE REPORTED IN THE YEAR THEY WERE EARNED. BONUSES EARNED IN ANY PARTICULAR YEAR ARE PAID OUT IN THE FIRST QUARTER OF THE FOLLOWING YEAR.

(3) INCLUDES RRSP CONTRIBUTIONS AND TERM INSURANCE PREMIUMS PAID BY THE COMPANY FOR THE BENEFIT OF EACH EXECUTIVE OFFICER FOR GROUP TERM LIFE INSURANCE.

(4) DOUGLAS JOHNSON LEFT THE COMPANY ON DECEMBER 31, 2002 CONCURRENT WITH THE ELIMINATION OF HIS POSITION.

(5) MARTIN MCCONNELL RESIGNED HIS POSITIONS WITH THE COMPANY AS OF DECEMBER 31, 2002 AND WAS REPLACED BY BRENT FLICHEL, OUR CURRENT CHIEF FINANCIAL OFFICER.

         The value of perquisites and other personal benefits for each Executive Officer does not exceed the lesser of $31,840 and 10% of the total of his annual salary and bonus. Other than as set out above, there were no other persons who would qualify as Executive Officers serving as executive officers at the end of the most recently completed financial year.

         There were no long-term incentive plans in place for any Executive Officer of the Company during the most recently completed financial year.

OPTIONS

         Particulars of stock options granted to Executive Officers during 2002 were as follows:

                        OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

===================== ================== ================== ================ ================== ====================
                                            % of Total                        Market Value of
                                              Options                           Securities
                      Securities Under      Granted to        Exercise or       Underlying
                           Options         Employees in          Base         Options on the
        Name               Granted        Financial Year       Price (3)     Date of Grant (3)    Expiration Date
        (a)                  (b)                (c)               (d)               (e)                 (f)
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Pascal Spothelfer             694(1)           0.1%             $1.03              $1.03        January 1, 2004
                            4,136(1)           0.6%             $1.62              $1.62        February 12, 2004
                           32,000(2)           4.9%             $1.75              $1.75        June 28, 2012
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Douglas Johnson               472(1)           0.1%             $1.03              $1.03        January 1, 2004
                           11,667(1)           1.8%             $1.62              $1.62        February 12, 2004
                           23,000(2)           3.5%             $1.62              $1.62        February 12, 2012
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Brian Lowe                    444(1)           0.1%             $1.03              $1.03        January 1, 2004
                           10,000(1)           1.5%             $1.62              $1.62        February 12, 2004
                            6,000(2)           0.9%             $1.62              $1.62        February 12, 2012
                            1,250(2)           0.2%             $0.82              $0.82        December 16, 2012
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Martin McConnell              500(1)           0.1%             $1.03              $1.03        January 1, 2004
                            8,889(1)           1.4%             $1.62              $1.62        February 12, 2004
                           23,000(2)           3.5%             $1.62              $1.62        February 12, 2012
--------------------- ------------------ ------------------ ---------------- ------------------ --------------------
Andrew Talbot                 611(1)           0.1%             $1.03              $1.03        January 1, 2004
                            8,000(1)           1.2%             $1.62              $1.62        February 12, 2004
                           23,000(2)           3.5%             $1.62              $1.62        February 12, 2012
===================== ================== ================== ================ ================== ====================

(1)      THESE OPTIONS WERE NOT SUBJECT TO VESTING.
(2)      THESE OPTIONS VEST OVER FOUR YEARS IN ANNUAL 25 PERCENT INCREMENTS.
(3) ALL CANADIAN DOLLAR EXERCISE PRICES HAVE BEEN CONVERTED TO UNITED STATES DOLLAR EXERCISE PRICES AT THE AVERAGE FOREIGN EXCHANGE RATE IN EFFECT DURING THE YEAR OF ISSUE.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

======================== ====================== ==================== ======================== =======================
                                                                                               VALUE OF UNEXERCISED
                                                                          UNEXERCISED             IN THE MONEY
                                                                           OPTIONS AT               OPTIONS AT
                                                                             FY-END                 FY-END (1)
                                                 AGGREGATE VALUE              (#)                     ($)
                         SECURITIES ACQUIRED        REALIZED             EXERCISABLE/             EXERCISABLE/
         NAME                 ON EXERCISE               ($)               UNEXERCISABLE           UNEXERCISABLE
          (A)                     (B)                   (C)                    (D)                     (E)
------------------------ ---------------------- -------------------- ------------------------ -----------------------
Pascal Spothelfer                  Nil                  Nil           270,412 / 216,500               Nil / Nil
------------------------ ---------------------- -------------------- ------------------------ -----------------------
Doug Johnson                       Nil                  Nil            105,655 / 50,400               Nil / Nil
------------------------ ---------------------- -------------------- ------------------------ -----------------------
Brian Lowe                         Nil                  Nil            112,676 / 31,850               Nil / $48
------------------------ ---------------------- -------------------- ------------------------ -----------------------
Martin McConnell                   Nil                  Nil            134,289 / 47,600               Nil / Nil
------------------------ ---------------------- -------------------- ------------------------ -----------------------
Andy Talbot                        Nil                  Nil           132,623 / 103,400               Nil / Nil
======================== ====================== ==================== ======================== =======================
(1)  ALL CDN$ COMPENSATION AMOUNTS HAVE BEEN CONVERTED TO UNITED STATES DOLLARS
     AT THE AVERAGE FOREIGN EXCHANGE RATE IN EFFECT DURING THE PERIOD

NO OPTION REPRICINGS

         There were no options held by any Executive Officer that were re-priced downward during 2002.

NO DEFINED BENEFIT OR ACTUARIAL PLANS

         There were no defined benefit or actuarial plans in place for any Executive Officer during 2002.

COMPENSATION OF DIRECTORS

         Particulars of stock options granted to non-management directors of the Company during 2002 were as follows:

=========================== ============ ================== ======================= ==========================
 Name of Director             Number of    Exercise Price per
                              Shares        Common Share          Date of Grant           Expiry Date
--------------------------- ------------ ------------------ ----------------------- --------------------------
   Irving Ebert                  15,586           $1.75         June 26, 2002           June 26, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
   Andrew Harries                10,472           $1.75         June 26, 2002           June 26, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
   Jules Meunier                 10,000           $1.60         March 25, 2002          March 25, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
                                  7,793           $1.75         June 26, 2002           June 26, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
   Matthew Mohebbi                7,793           $1.75         June 26, 2002           June 26, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
   Glen Myers                    10,000           $0.87         November 19, 2002       November 19, 2012
-------------------------- ------------- ----------------- ------------------------ ---------------------------
   Samuel Znaimer                10,472           $1.75         June 26, 2002           June 26, 2012
=========================== ============ ================== ======================= ==========================

         Except as disclosed above, no other compensation was paid to non-management directors of the Company during 2002.

         Non-management directors are compensated only via an allotment of stock options.

The following is the current allotment policy for such directors:

    ================================================= =====================
                                                          NO. OF OPTIONS
    ------------------------------------------------- ---------------------
    Initial allotment                                          20,000(1)
    ------------------------------------------------- ---------------------
    Annual retainer
    ------------------------------------------------- ---------------------
         - General director retainer                            6,900 (2)
    ------------------------------------------------- ---------------------
         - Chair of the board                                  13,800 (2)
    ------------------------------------------------- ---------------------
         - Committee member                                       893 (3)
    ------------------------------------------------- ---------------------
         - Chair of committee of the board                      1,786 (3)
    ================================================= =====================

(1) 10,000 OPTIONS ARE GRANTED UPON JOINING AND 10,000 OPTIONS ARE TO BE GRANTED ONE YEAR LATER.

(2) THE ANNUAL BOARD MEMBER STOCK OPTION RETAINER IS CALCULATED EQUIVALENT TO THE BLACK SCHOLES VALUE OF CDN$15,000. THE CHAIR OF THE BOARD RECEIVES DOUBLE THIS AMOUNT. FOR 2002/2003 ONLY, BOARD MEMBERS RECEIVED ONLY 75% OF THIS AMOUNT.

(3) THE ANNUAL COMMITTEE MEMBER STOCK OPTION RETAINER IS CALCULATED EQUIVALENT TO THE BLACK SCHOLES VALUE OF CDN$3,000. THE COMMITTEE CHAIR RECEIVES DOUBLE THIS AMOUNT. FOR 2002/2003 ONLY, COMMITTEE MEMBERS RECEIVED ONLY 75% OF THIS AMOUNT.

C.       Board Practices

         Under the Company Act (British Columbia), a majority of the Company's Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed. The Board of Directors met eleven times in 2002.

MANDATE AND RESPONSIBILITIES OF THE BOARD

         The fundamental objective of the board of directors of the Company is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

         The principal duty and responsibility of the board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the board to the CEO and other executive officers.

         The board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

         Notwithstanding the suggested Guidelines, no formal position descriptions for the board and the CEO have been developed.

COMPOSITION AND SIZE OF THE BOARD

         The Members of the Company elect the board of directors, with one related director, Pascal Spothelfer. In addition to serving as a director, Mr. Spothelfer is the Company's president and CEO. The unrelated directors are independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

         In 1995, the board increased the number of directors by one, bringing the total number of directors to seven. The board is asking the Members to elect a slate of seven directors at the annual general meeting.

COMMITTEES OF THE BOARD

         The board has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors as noted in the table on pages 2 and 3. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

         The AUDIT COMMITTEE assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with the Company's independent accountants to review the adequacy and effectiveness of the Company's internal controls and financial management practices, and recommends the Company's financial statements to the board for approval. In 2000, the board adopted a charter for the audit committee, which sets out its mandate.

         The COMPENSATION COMMITTEE reviews and recommends compensation policies and programs for executives of the Company. The committee makes recommendations to the board, which gives final approval on these policies and programs.

         The GOVERNANCE COMMITTEE reviews the composition and governance practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members.

         The NOMINATION COMMITTEE has responsibility for recruitment of new directors and recommends the appointment and/or election of directors. In addition, the nomination committee is responsible for formal orientation and education of new directors.

         The Guidelines contemplate that committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors. The Company complies with the requirements of the British Columbia COMPANY ACT in that the majority of its audit committee is comprised of directors who are not officers or employees of the Company.

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

DIRECTOR'S COMPENSATION

         Non-management directors are compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information. The board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director.

MEMBER FEEDBACK AND CONCERN

         Under the direction of the CEO, there is a Member relations program in place, which involves providing information with respect to reported financial results and other announcements by the Company to a broad spectrum of investors and interested parties. Member concerns of a significant nature are directed to the CFO and the CEO for information and resolution, and management reports to the board on these matters and other major members and investor matters.

D.       Employees

         As of December 31, 2002, the Company had a total of 138 employees, of which 43 were administrative and operations personnel, 31 were sales and marketing personnel and 64 were engineering personnel. None of the Company's employees are represented by a labor union or collective bargaining agreement.

E.       Share Ownership

         The share ownership of the Company's directors and Executive Officers as of March 21, 2003 is as follows:

============================ =================================== ================== ============== =======================
                                                                                     PERCENTAGE
                                                                                     OF VOTING
                                                                                      SHARES
                                                                  APPROX. NO. OF    BENEFICIALLY
                                                                   VOTING SHARES        OWNED       DATE ON
                                                                   BENEFICIALLY     DIRECTLY, OR    WHICH THE
                                   PRINCIPAL OCCUPATION OR       OWNED, DIRECTLY    INDIRECTLY,     NOMINEE
NAME,  COUNTRY OF  ORDINARY  EMPLOYMENT AND, IF NOT AN ELECTED    OR INDIRECTLY,        OR          BECAME A
RESIDENCE    AND   POSITION   DIRECTOR, OCCUPATION DURING THE    OR CONTROLLED OR    CONTROLLED    DIRECTOR OF
HELD WITH THE COMPANY                 PAST FIVE YEARS                DIRECTED        OR DIRECTED   THE COMPANY
---------------------------- ----------------------------------- ------------------ -------------- -----------------------
PASCAL SPOTHELFER            President and CEO of the Company            404,412(1)          2.75%  March 15, 1999
                             since January 2000. 1998 to 2000:
Canada                       Senior Vice-President, Strategic
PRESIDENT, CHIEF EXECUTIVE   Development at Teekay Shipping.
OFFICER and DIRECTOR         1994 to 1998: Chief Operating
                             Officer and later President and
                             CEO of NovAtel Inc.
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
IRVING EBERT                 Corporate Director and angel                 58,586(2)              *  May 18, 2000
                             investor. 1998 to 2001:
Canada                       Vice-President, Strategic
CHAIR  OF  THE   BOARD  and  Alliances Service Provider and
DIRECTOR                     Carrier Group-Marketing at Nortel
                             Networks Limited. 1995 to 1998:
                             Vice-President, Systems
                             Engineering at Nortel Networks
                             Limited.
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
ANDREW HARRIES               Senior Vice-President, Corporate             71,072(3)              *  April 16, 1999
                             Development and co-founder of
Canada                       Sierra Wireless Inc.
DIRECTOR
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
JULES MEUNIER                Corporate Director                           10,293(4)              *  March 25, 2002
                             2002: Former CEO ProQuent
United States                Systems. Prior to 2002, spent 22
DIRECTOR                     years at Nortel Networks Limited,
                             rising to position of President
                             of Wireless Networks Division.
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
MATTHEW MOHEBBI              Vice-President of Mobile                     20,793(5)              *  October 26, 2000
                             Satellite Systems and
United States                International Marketing at Hughes
DIRECTOR                     Network Systems.
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
GLEN MYERS                   CEO and Co-founder of IPFabrics                   -                 *  November 19, 2002
                             since 2002. 1987 to 2002:
United States                Co-founded RadiSys Corporation
DIRECTOR                     and served as its CEO and
                             Chairman.
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
SAMUEL ZNAIMER               Senior Vice-President of Ventures      1,472,522(6)(7)          10.0%  July 27, 1990
                             West Capital Ltd.
Canada
DIRECTOR
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
BRENT FLICHEL                Vice-President, Finance, and CFO             33,553(8)              *  n/a
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
SEAN HOWE                    Vice-President and General                   15,000(9)              *  n/a
                             Manager, Wireless Systems
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
BRIAN CHARLES LAWRENCE LOWE  Vice-President, Sales, Wireless            120,676(10)              *  n/a
                             Systems
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
ANDREW TALBOT                Vice-President, Network Solutions          176,423(11)          1.20%  n/a
---------------------------- ----------------------------------- ------------------  -------------- -----------------------
RANDY TKATCH                 Vice-President, Engineering,                39,292(12)              *  n/a
                             Wireless Systems
============================ =================================== ==================  ============== =======================
(1)  INCLUDES OPTIONS TO PURCHASE 357,412 COMMON SHARES

(2)  INCLUDES OPTIONS TO PURCHASE 32,586 COMMON SHARES

(3)  INCLUDES OPTIONS TO PURCHASE 34,472 COMMON SHARES

(4)  INCLUDES OPTIONS TO PURCHASE 10,293 COMMON SHARES

(5)  INCLUDES OPTIONS TO PURCHASE 20,793 COMMON SHARES

(6)  INCLUDES OPTIONS TO PURCHASE 35,472 COMMON SHARES

(7)  INCLUDES 1,311,183 COMMON SHARES HELD BY VENTURES WEST 7 LIMITED

     PARTNERSHIP ("VW7LP") AND 125,867 COMMON SHARES HELD BY VENTURES WEST 7 U.S. LIMITED PARTNERSHIP ("VW7USLP") FOR COMBINED OWNERSHIP OF 1,437,050 COMMON SHARES. WHOLLY OWNED SUBSIDIARIES OF VENTURES WEST CAPITAL LTD. ARE GENERAL PARTNERS OF VW7LP AND VW7USLP HAVE FULL VOTING AND INVESTMENT POWER OVER THESE SECURITIES. SAM ZNAIMER DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES EXCEPT TO THE EXTENT OF HIS PECUNIARY INTEREST. SAM ZNAIMER CLAIMS THAT HE DOES NOT HAVE NOR DOES HE SHARE IN THE CONTROL OF THE VOTING AND INVESTMENT POWER OVER THESE SECURITIES.

(8)  INCLUDES OPTIONS TO PURCHASE 31,111 COMMON SHARES

(9)  INCLUDES OPTIONS TO PURCHASE 15,000 COMMON SHARES

(10) INCLUDES OPTIONS TO PURCHASE 120,076 COMMON SHARES

(11) INCLUDES OPTIONS TO PURCHASE 176,423 COMMON SHARES

(12) INCLUDES OPTIONS TO PURCHASE 33,942 COMMON SHARES

 *   PERCENTAGE OF OWNERSHIP IS LESS THAN 1%

See Item 6B above for option grant information.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.


A.       Major Shareholders

         Shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of March 21, 2003 are as follows:

                                            Number of Shares      Percentage of
                       Name                Beneficially Owned       Ownership
--------------------------------------------------------------------------------
Leviticus Partners(1)                        1,000,000                6.8%
Sprott Asset Management(2)                     913,000                6.2%
Ventures West 7 Limited Partnership(3)       1,437,050                9.8%
---------------------
(1)LEVITICUS PARTNERS CURRENTLY HOLD 6.8% OF OUTSTANDING SHARES. THESE SHARES WERE ACQUIRED THROUGH THE OPEN MARKET.

(2)SPROTT ASSET MANAGEMENT CURRENTLY HOLDS 11.3% OF OUTSTANDING SHARES. THESE SHARES WERE ACQUIRED THROUGH THE COMPANY'S PRIVATE PLACEMENT EQUITY OFFERING IN JUNE, 2002.

(3)VENTURES WEST 7 LIMITED PARTNERSHIP CURRENTLY HOLDS 9.8% OF OUTSTANDING SHARES. THE ADDITIONAL SHARES WERE ACQUIRED THROUGH THE COMPANY'S PRIVATE PLACEMENT EQUITY OFFERING IN JUNE, 2002.

         Bank Nationale de Paris (Canada), which was a beneficial owner of more than 5% of the outstanding Common Shares last year, does not currently hold 5% of outstanding shares due to an increase in the Company's total number of Common Shares outstanding and the sale of a small number of its holdings.

         The Company's major shareholders do not have voting rights different from any of the other shareholders of the Company.

         At March 21, 2003, 60.58% of the Common Shares outstanding were held in the U.S. The number of record holders of Common Shares in the U.S. at March 21, 2003 was 108.

B.       Related Party Transactions

         None.


C.       Interests of Experts and Counsel

         Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A.       Financial Statements

         See Item 19.a. Financial Statements

B.       Significant Changes

         None.

ITEM 9. THE OFFER AND LISTING.

A.       Offer and Listing Details

         The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq Stock Market and The Toronto Stock Exchange for the periods indicated:

                                                      NASDAQ ($)                           TSE (CDN$)
                                                      ----------                           ----------
                                                 HIGH             LOW                HIGH                 LOW
                                                 ----             ---                ----                 ---
CALENDAR YEAR 1998                              $7.000            $2.500             $9.850               $3.550
CALENDAR YEAR 1999                              $2.063            $1.875             $6.400               $2.750
CALENDAR YEAR 2000                              $7.500            $1.344            $11.000               $2.340
CALENDAR YEAR 2001                              $2.719            $0.800             $4.150               $1.210
------------------
  First Quarter                                 $2.719            $1.375             $4.150               $2.250
  Second Quarter                                $2.300            $1.250             $3.450               $1.950
  Third Quarter                                 $1.730            $0.900             $2.500               $1.360
  Fourth Quarter                                $1.250            $0.800             $2.250               $1.210

CALENDAR YEAR 2002                              $3.180            $0.680             $3.900               $0.950
------------------
  First Quarter                                 $3.180            $0.720             $2.850               $1.700
  Second Quarter                                $2.650            $1.410             $3.900               $2.260
  Third Quarter                                 $2.050            $1.050             $2.950               $1.700
  Fourth Quarter                                $1.250            $0.680             $2.020               $0.950

MOST RECENT 6 MONTHS
---------------------
  September, 2002                               $1.540            $1.050             $2.420               $1.700
  October, 2002                                 $1.250            $0.810             $2.020               $1.400
  November, 2002                                $1.080            $0.820             $1.730               $1.300
  December, 2002                                $1.060            $0.680             $1.700               $0.950
  January, 2003                                 $1.200            $0.790             $1.650               $1.150
  February, 2003                                $1.070            $0.820             $1.560               $1.220


B.       Plan of Distribution

         Not applicable.


C.       Markets

         The Common Shares have been traded under the symbol "SSPI" on the Nasdaq Stock Market since June 1993, and under the symbol "SSY" on The Toronto Stock Exchange since September 1993.

         On March 19, 2003, the Company received notice from NASDAQ that it is currently not in compliance with the minimum $10 million stockholders' equity continued listing requirement set forth in Marketplace Rule 4450(a)(3). The Company was also informed on March 19, 2003 that it has until May 19, 2003 to meet the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4450(a)(5) for continued National Market listing.

         The Company intends to submit a plan by April 2, 2003 to achieve and sustain compliance with the NASDAQ National Market stockholders' equity continued listing requirement. Should the Company's minimum stockholders' equity requirement compliance plan be rejected by NASDAQ Staff, or should the Company be advised that its shares will be delisted after May 19, 2003 for minimum closing bid price requirement non-compliance, the Company may request a hearing before a NASDAQ Listing Qualifications Panel to review Staff's determinations. There can be no assurance that the Panel will grant Spectrum's request for continued listing on the NASDAQ National Market. Should the Panel not grant Spectrum's request for continued listing, the Company may consider transferring its shares to the NASDAQ SmallCap Market.

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

C.       Material Contracts

         On July 1, 1999, the Company occupied new premises in One Spectrum Court at 2700 Production Way, Burnaby, British Columbia, pursuant to a lease with KAB Properties Inc. The term of the lease is ten years, expiring June 30, 2009. The initial premises comprise 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one time right to cancel the lease, with notice to be granted prior to June 30, 2005, and cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $705,000.

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

         At March 21, 2003, options to purchase an aggregate of 3,159,164 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from Cdn$1.28 to Cdn$9.50 per share. Of such options, options to purchase 1,438,180 Common Shares have been granted to current directors and officers of the Company.

         In March 1999, the Company entered into an agreement with TPC an agency of the Canadian government, providing for the financing of approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. To date the Company has claimed $3,030,000 (Cdn $4,787,000) and has pending claims of $496,000 (Cdn $784,000). The obligation of TPC to fund product development activities expired effective September 30, 2002. TPC's investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the year ended December 31, 2002, the Company accrued royalties payable of $151,000. If the Company has not paid at least $7,233,000 (Cdn $11,428,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,233,000 (Cdn$11,428,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

D.       Exchange Controls

         There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of our securities.

E.       Taxation

         U.S. Federal Tax Considerations

         The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

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

         This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.


         U.S. HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

SALE OR EXCHANGE OF COMMON SHARES

         A U.S. Holder's sale, exchange or other taxable disposition of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale, exchange or other taxable disposition is more than one year, such gain or loss will be long-term capital gain or loss. In general, a non-corporate U.S. Holder's capital gains will be taxed at a maximum rate of 20% for property held more than one year, and the maximum rate is reduced to 18% for property acquired after December 31, 2000 and held for more than five years. Capital gains of U.S. Holders who are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale, exchange or other taxable disposition was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax

Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale, exchange or other taxable disposition of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Losses will generally be allocated against U.S. source income. Capital losses realized upon the sale, exchange or other taxable disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

         A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid by the U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of the Common Share and will include the day on which the U.S. Holder sells the Common Share.

         In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the taxable disposition of Common Shares, the amount realized will be based on the spot rate as determined on the settlement date of such disposition. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars to U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

         An accrual basis U.S. Holder may elect the same treatment required of a cash basis U.S. Holder with respect to a taxable disposition of Common Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of the differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the taxable disposition of such Common Shares.

TREATMENT OF DIVIDEND DISTRIBUTIONS

         For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder's income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares. For U.S. federal income tax purposes, the amount of any distribution paid in Canadian dollars received by a U.S. Holder will equal the U.S. dollar value of the sum of the Canadian dollar payments made (including the amount of any Canadian taxes withheld therefrom), determined at the "spot rate" on the date the dividend distribution is includible in such U.S. Holder's income, regardless of whether the payment is in fact converted into Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

         For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

         Dividend income derived with respect to the Common Shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and will constitute as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

         Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Common Shares generally will be classified as "passive income," or in the case of certain U.S. Holders, "financial services income," for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

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

         Based on the Company's current and projected income, assets and activities, it does not believe that the Company is currently a PFIC nor does it expect to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of the Company's assets (based generally on the market price of our Common Shares) and the amount and type of its gross income, there can be no assurances that the Company will not become a PFIC for any future taxable year.

         If the Company is determined to be a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of the Common Shares and the U.S. Holder does not make a QEF Election of a Mark-to-Market election, both as described below, any gain recognized by a U.S. Holder upon the sale of Common Shares, or upon the receipt of certain distributions, would be treated as ordinary income. Such income generally would be allocated ratably over a U.S. Holder's holding period with respect to the Common Shares. The amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

         Although the Company generally will be treated as a PFIC as to any U.S. Holder if it is a PFIC for any year during a U.S. Holder's holding period, if the Company ceases to satisfy the requirements for PFIC classification, the U.S. Holder may avoid PFIC classification for subsequent years if the U.S. Holder elects to recognize gain based on the unrealized appreciation in the Common Shares through the close of the tax year in which the Company ceases to be a PFIC. Additionally, if the Company is a PFIC, a U.S. Holder who acquires Common Shares from a decedent would be denied the normally available step-up in tax basis for the Common Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis.

         For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund ("QEF Election"), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company's earnings and profits in years in which the Company is a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain and a denial of the basis step-up at death would not apply.

         As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares ("Mark-to-Market Election") recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder's Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years. If a Mark-to-Market Election with respect to Common Shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares

         RULES RELATING TO A PFIC ARE VERY COMPLEX. U.S. HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PFIC RULES TO THEIR INVESTMENTS IN THE COMMON SHARES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the U.S. backup withholding tax. The backup withholding rate is 30% through 2003, 29% for 2004-2005 and 28% for 2006-2010. For payments made after 2010, the backup withholding rate will be increased to 31%. In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the U.S. backup withholding tax. Payment made with respect to the Common Shares to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

         The Company sells the large majority of its products in U.S. dollars while incurring costs in varying proportions in Canadian dollars, U.S. dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company's reported operating expenses, as stated in U.S. dollars, would rise. This would have a material and adverse effect on the Company's net income. For the year ended December 31, 2002, a 1% change in the foreign exchange rate would have had an impact of approximately $110,000 on the Company's net income for the year. The Company enters into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000 ($5,063,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of derivative contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

         At December 31, 2002, the Company was not party to any currency derivative contracts.

Interest Rate Risk

         The Company has a credit facility consisting of a Cdn$5,000,000 (approximately $3,165,000) operating line of credit. The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not currently have any borrowings under its line of credit.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this Annual Report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our President, Chief Executive Officer and Director, Pascal Spothelfer and our Chief Financial Officer, Brent Flichel. Our management, including Messrs. Spothelfer and Flichel, concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

         The Financial Statements are attached as part of Item 19, "Exhibits".

ITEM 19. EXHIBITS.

a.  INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Consolidated Balance Sheets at December 31, 2001 and 2002
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 Notes to Consolidated Financial Statements

b.  OTHER EXHIBITS

The following exhibits are filed as part of the Annual Report:

1.1      --       Certificate of Incorporation (incorporated by reference to the Company's Report on Form
                       20-FR filed on February 26, 1992)
1.2      --       Articles of the Company (incorporated by reference to the Company's Report on Form 20-FR filed on February 26, 1992)
2.1      --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited
4.1      --       Specimen Share Certificate (incorporated by reference to the Company's Registration
                       Statement on Form F-1 (No. 333-4820))
4.2      --       Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company's Registration Statement in Form S-8 (No. 333-30136))
4.3      --       Form of Stock Option Agreement (incorporated by reference to the Company's Registration
                       Statement in Form S-8 (No. 333-30136))
4.4      --       Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's Registration Statement in Form S-8 (No. 333-30136))
10.1     --       License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the
                       Company (incorporated by reference to the Company's Report on Form 20-FR filed on
                       February 26, 1992)
10.2     --       Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough
                       Sound Images PLC and the Company (incorporated by reference to the Company's Report on
                       Form 20-F filed on June 30, 1997)*



10.3     --       Stock Option Plan (incorporated by reference to the Company's Registration Statement on
                       Form F-1 (No. 333-4820))
10.4     --       Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc.
                       and the Company
10.5     --       General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the
                       Company; Agreement dated January 31, 1995 executed by the Company (incorporated by reference to the Company's Registration Statement on Form F-1 (No. 333-4820))
10.6     --       Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the
                       Company; Commitment Letter dated January 4, 1995 between the Company and the Bank of
                       Montreal (incorporated by reference to the Company's Registration Statement on Form
                       F-1 (No. 333-4820))
10.7     --       Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal
                       (incorporated by reference to the Company's Report on Form 20-F filed on June 30, 1998)
10.8     --       Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company's Registration
                       Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.9     --       Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems,
                       Inc. and Alex Informatics Inc. (incorporated by reference to the Company's
                       Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.10    --       Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems,
                       Inc. (incorporated by reference to the Company's Registration Statement on Form F-3
                       filed on June 30, 1998 (No. 333-58115))
10.11    --       Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot
                       (incorporated by reference to the Company's Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.12    --       Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex
                       Computer Systems, Inc. (incorporated by reference to the Company's Registration
                       Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
10.13    --       Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada
                       (incorporated by reference to the Company's Amendment No.4 to its Registration
                       Statement on Form F-3 (No.333-58115))
10.14    --       Special Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust
                       Company of Canada (incorporated by reference to the Company's Report on Form 20-F filed on April 8, 2002)
10.15    --       Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada (incorporated by reference to the Company's Report on Form 20-F filed on April 8, 2002)
10.16    --       Amendment, dated April 19, 2002, to Lending Agreement dated March 12,
                        1991, between the Bank of Montreal and the Company (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on May 8, 2002).

10.17    --       Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc.,
                        Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company's Report on
                        Form 6-K filed with the SEC on August 12, 2002).




10.18    --       Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths
                        McBurney & Partners (incorporated by reference to the Company's Report on Form 6-K filed with the SEC on
                        August 12, 2002).

99.1     --       Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted
                        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2     --       Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted
                        Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-------------------
*Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                    SPECTRUM SIGNAL PROCESSING INC.

                                    By:  /S/ BRENT FLICHEL
                                         -------------------------------
                                         Brent Flichel
                                         Vice President, Finance and
                                         Chief Financial Officer


Date: March 31, 2003
      --------------

                                  CERTIFICATION

I, Pascal Spothelfer, certify that:

1. I have reviewed this annual report on form 20-F of Spectrum Signal Processing Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003                      /S/ PASCAL SPOTHELFER
      --------------                      -----------------------------------
                                          Pascal Spothelfer
                                          Chief Executive Officer

                                  CERTIFICATION

I, Brent Flichel, certify that:

1. I have reviewed this annual report on form 20-F of Spectrum Signal Processing Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003                              /S/ BRENT FLICHEL
      --------------                              --------------------------
                                                  Brent Flichel
                                                  Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

               (Prepared in accordance with accounting principles generally accepted in the United States of America)


Auditors' Report

Consolidated Balance Sheets at December 31, 2001 and 2002

Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in conformity with the accounting principles generally accepted in the United States of America.

On January 31, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

KPMG LLP (SIGNED)

Chartered Accountants

Vancouver, Canada
January 31, 2003


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles.

------------------------------------------------------------------------------- ------------------------------------
                                                                                                    December 31,
                                                                                            2001               2002
------------------------------------------------------------------------------- ----------------- ------------------
ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                                           $ 1,344            $ 3,480
     Trade receivables net of allowance for doubtful accounts
     of $221 (2001 - $293)                                                                 4,679              4,887
     Receivable from Technology Partnerships Canada (note 9)                               1,105                496
     Inventories (note 2)                                                                  2,389              2,414
     Prepaid expenses                                                                        109                132
------------------------------------------------------------------------------- ----------------- ------------------
                                                                                           9,626             11,409
CAPITAL ASSETS (NOTE 3)                                                                    2,932              2,666
------------------------------------------------------------------------------- ----------------- ------------------
                                                                                         $12,558            $14,075
=============================================================================== ================= ==================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Accounts payable                                                                    $ 3,277            $ 2,346
     Accrued liabilities                                                                   1,881              2,213
------------------------------------------------------------------------------- ----------------- ------------------
                                                                                           5,158              4,559

LONG-TERM OBLIGATIONS (NOTE 6)                                                                 -                857

STOCKHOLDERS' EQUITY
Share capital (note 7)
    Authorized 50,000,000 common shares, no par value
    Issued 14,732,391 (2001 - 12,597,285)
    Outstanding 14,732,391 (2001 - 12,363,985)                                            21,351             24,974
Additional paid-in capital                                                                   227                554
Warrants (note 7(d))                                                                         412                113
Treasury stock, at cost, nil shares (2001 - 233,300)                                      (1,232)                 -
Deficit                                                                                  (11,454)           (15,161)
Accumulated other comprehensive loss
    Cumulative translation adjustments                                                    (1,904)            (1,821)
------------------------------------------------------------------------------- ----------------- ------------------
                                                                                           7,400              8,659
Commitments and contingencies (note 9)
------------------------------------------------------------------------------- ----------------- ------------------
                                                                                         $12,558            $14,075
=============================================================================== ================= ==================
See accompanying notes to consolidated financial statements.


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles
----------------------------------------------------------------- ------------------------------------------------------
                                                                                        Years ended December 31,
                                                                              2000               2001              2002
----------------------------------------------------------------- ----------------- ------------------ -----------------
SALES (NOTE 10)                                                           $ 26,263            $21,875           $22,798
COST OF SALES                                                               10,607              8,720             9,552
----------------------------------------------------------------- ----------------- ------------------ -----------------
                                                                            15,656             13,155            13,246
EXPENSES
Administrative                                                               5,044              5,107             5,071
Sales and marketing                                                          5,771              4,753             4,041
Amortization                                                                 1,423              1,218               725
Write-off of goodwill (note 4)                                                   -              1,468                 -
Research and development                                                     7,080              5,946             4,739
Restructuring and other charges (note 6)                                         -                  -             1,620
------------------------------------------------------------------------------------------------------------------------


                                                                            19,318             18,492            16,196
------------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                        (3,662)            (5,337)           (2,950)

OTHER
Interest expense                                                                98                  6                11
Other income                                                                   (93)               (70)               (7)
------------------------------------------------------------------------------------------------------------------------
                                                                                 5                (64)                4

LOSS BEFORE INCOME TAXES                                                    (3,667)            (5,273)           (2,954)

INCOME TAX EXPENSE (RECOVERY) (NOTE 8)
Current                                                                         90                  -                10
Deferred                                                                       (89)                 -                 -
------------------------------------------------------------------------------------------------------------------------
                                                                                 1                  -                10
------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                   $(3,668)           $(5,273)          $(2,964)
================================================================= ================= ================== =================
LOSS PER SHARE                                                              $(0.35)            $(0.43)           $(0.22)

WEIGHTED AVERAGE NUMBER OF SHARES                                       10,411,075         12,296,706        13,635,731
================================================================= ================= ================== =================
See accompanying notes to consolidated financial statements


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars, except numbers of share and warrants)
Prepared in accordance with United States generally accepted accounting principles.

                                                                                                         Accumulated
                                                                                                           other            Compre-
                              Common Stock   Additional       Warrants      Treasury Stock    Retained  comprehensive       hensive
                                              Paid-in                                         Earnings    income            Income
                            Number    Amount  Capital   Number   Amount    Number   Amount   (Deficit)    (loss)    Total   (loss)
                          ------------------- -------  ----------------   ----------------   ---------   --------  ------- --------
Balance,
December 31, 1999         10,395,204  $16,374  $ 76     110,375   $ 140  (233,300) $(1,232)  $(2,513)   $(1,376)  $11,469   $ (357)
                                                                                                                            =======
  Net loss                        --       --    --          --      --        --       --    (3,668)        --    (3,668)  (3,668)
  Foreign currency
    translation                   --       --    --          --      --        --       --        --       (248)     (248)    (248)
  Issued for cash from
    share options            114,295      487    --          --      --        --       --        --         --       487       --
  Exercise of Special
    Warrants               1,764,705    4,067    --   1,882,558     423        --       --        --         --     4,490       --
  Issued for cash from
    Employee Share
    Purchase Plan             98,964      197    --          --      --        --       --        --         --       197       --
  Expiry of Warrants              --       --   140    (110,375)   (140)       --       --        --         --        --       --
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000         12,373,168   21,125   216   1,882,558     423  (233,300)  (1,232)   (6,181)    (1,624)   12,727  $(3,916)
                                                                                                                           ========
  Net loss                        --       --    --          --      --        --       --    (5,273)        --    (5,273)  (5,273)
  Foreign currency
    translation                   --       --    --          --      --        --       --        --       (280)     (280)    (280)
  Issued for cash from
    share options            124,117      129    --          --      --        --       --        --         --       129       --
  Issued for cash from
    Employee Share
    Purchase Plan            100,000       97    --          --      --        --       --        --         --        97       --
  Expiry of warrants              --       --    11    (117,853)    (11)       --       --        --         --        --       --
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2001         12,597,285   21,351   227   1,764,705     412  (233,300)  (1,232)  (11,454)    (1,904)    7,400  $(5,553)
                                                                                                                           ========
  Net loss                        --       --    --          --      --        --       --    (2,964)        --    (2,964)  (2,964)
  Foreign currency
    translation                   --       --    --          --      --        --       --        --         83        83       83
  Issued for cash          2,310,000    4,496    --          --      --        --       --        --         --     4,496       --
  Issued for cash from
    share options             10,009       14    --          --      --        --       --        --         --        14       --
  Issued for cash from
    Employee Share
    Purchase Plan             48,397       40    --          --      --        --       --        --         --        40       --
  Share issue costs               --     (410)   --          --      --        --       --        --         --      (410)      --
  Expiry of warrants              --       --   412  (1,764,705)   (412)       --       --        --         --        --       --
  Cancellation of treasury
    shares                  (233,300)    (404)   (85)        --      --   233,300    1,232      (743)        --        --       --
  Issue of broker warrants        --     (113)   --     161,700     113        --       --        --         --        --       --
-----------------------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2002         14,732,391  $24,974  $554     161,700    $113        --       --  $(15,161)   $(1,821)   $8,659  $(2,881)
===================================================================================================================================
See accompanying notes to consolidated financial statements.


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles.
---------------------------------------------------------------------------     -----------------------------------------
                                                                                           Years ended December 31,
                                                                                      2000           2001         2002
---------------------------------------------------------------------------      --------------- ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                          $(3,668)      $(5,273)      $(2,964)
   Adjustments to reconcile net loss to net cash
      used for operating activities
       Amortization                                                                    2,223         1,218           725
       Write-off of goodwill (note 4)                                                     --         1,468            --
       Deferred income taxes                                                             (89)           --            --
       Non-cash portion of restructuring charge (note 6)                                  --            --         1,534
           Changes in operating assets and liabilities
          Accounts receivable                                                         (1,388)        1,403           449
          Inventories                                                                   (833)          581            (6)
          Prepaid expenses                                                               (83)           31           (22)
          Accounts payable                                                               675          (316)         (972)
          Accrued liabilities                                                            379            71          (344)
-------------------------------------------------------------------------------------------- ------------- -------------
Net cash used for operating activities                                                (2,784)         (817)       (1,600)
-------------------------------------------------------------------------------------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of capital assets                                                         (1,268)         (832)         (437)
-------------------------------------------------------------------------------------------- ------------- -------------
Net cash used for investing activities                                                (1,268)         (832)         (437)
-------------------------------------------------------------------------------------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Issue of shares from share options                                                    487           129            14
   Issue of shares from Employee Share Purchase Plan                                     197            97            40
   Issue of special warrants                                                           4,490            --            --
   Issue of shares for cash, net of share issue expenses                                  --            --         4,086
   Principal payments on long-term debt                                                  (73)           --            --
-------------------------------------------------------------------------------------------- ------------- -------------
Net cash provided by financing activities                                              5,101           226         4,140
-------------------------------------------------------------------------------------------- ------------- -------------

Effect of foreign currency exchange rates on cash and cash equivalents                    67           229            33
-------------------------------------------------------------------------------------------- ------------- -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR                   1,116        (1,194)        2,136
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           1,422         2,538         1,344
-------------------------------------------------------------------------------------------- ------------- -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                               $ 2,538       $ 1,344       $ 3,480
============================================================================================ ============= =============
See accompanying notes to consolidated financial statements.
See supplementary information (note 12).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

     The Company was incorporated under the laws of British Columbia. The Company operates in the signal processing industry and develops high-density digital signal processing products for the wireless and packet-voice infrastructure markets.

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

     Use of estimates

     The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of capital assets, and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the preparation of these financial statements, areas of significant estimate include the assessment of collectability of accounts receivable, net realizable value of inventory, warranty obligations, valuation allowance against deferred income tax assets and provisions for future lease obligations. Actual results could differ from the estimates.

     Cash and cash equivalents

     Cash equivalents include short-term deposits, which are all highly liquid securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.

     Inventories

     The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value. Work in progress and finished goods inventories include materials and production overhead. Inventories are recorded net of any obsolescence provisions.

     Government assistance

     Government assistance is recorded as either a reduction of the cost of the applicable capital assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred (note 9). Government assistance is recognized when receipt of the assistance is reasonably assured.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

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

     Stock-based compensation

     The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock Based Compensation," to account for grants under the Company's existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net loss and loss per share would have been adjusted as follows:

                                                                                           Years ended December 31,
     --------------------------------------------------------------- ---------------------------------------------------
                                                                              2000             2001            2002
     --------------------------------------------------------------- ------------------ ---------------- ---------------
     Net loss - as reported                                             $  (3,668)         $(5,273)       $ (2,964)
       Less: Total stock-based employee compensation
       expense determined under fair value based method
       for all awards                                                      (1,173)            (932)         (1,109)
     --------------------------------------------------------------- ------------------ ---------------- ---------------
     Net loss - pro forma                                               $  (4,841)         $(6,205)       $ (4,073)
     Basic and diluted loss per share - as reported                     $  (0.35)          $ (0.43)       $ (0.22)
     Basic and diluted loss per share - pro forma                          (0.46)            (0.50)         (0.30)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Pro forma amounts reflect options granted after 1995 and may not be representative of amounts in future years.

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                      Years ended December 31,
     ----------------------------------- ------------------------------------------------------
                                                  2000             2001               2002
     ----------------------------------- ------------------ ---------------- ------------------
     Expected dividend yield                        0%               0%                 0%
     Expected stock price volatility               75%              75%                88%
     Risk-free interest rate                     5.75%            3.75%              4.75%
     Expected life of options                5.2 years        4.1 years          4.4 years


     Translation of foreign currencies

     The Company's functional currency is the Canadian dollar. The Company's financial statements are prepared in Canadian dollars before translation to the U.S. dollar reporting currency. Accordingly, foreign currency denominated balances of the Company are remeasured into Canadian dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into Canadian dollars are reflected in earnings (loss) for the period.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Financial statements of foreign operations for which the functional currency is the local currency are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the average rates for the period. Unrealized gains and losses resulting from the translation of the financial statements are deferred and accumulated in a separate component of stockholders' equity, described as cumulative translation adjustments.

     The Canadian dollar functional currency asset and liability balances are translated into U.S. dollars using the rate of exchange at the balance sheet date and revenues and expenses are translated at the average rate for the period. Unrealized gains and losses from this translation are also included in the cumulative translation adjustment balance.

     Revenue recognition

     Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms. Revenue from product development contracts is recognized as services are provided upon reaching certain development milestones that are generally correlated to the timing of payments. Costs associated with development contract fees generally are included in cost of sales.

     Warranty

     The Company generally provides a one-year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Income taxes

     The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("FAS 109"), which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carryforwards. The resulting changes in the net deferred tax asset or liability are included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be "more likely than not", a valuation allowance is provided.

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

     Foreign currency hedging instruments

     The Company periodically enters into currency derivative contracts to hedge its foreign currency risks. To be accounted for as hedges, such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

     The Company recognizes derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The Company has not designated any of its derivative contracts as a hedging instrument. As at December 31, 2002, the Company was not party to any derivative contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


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

     Loss per share

     The Company calculates basic loss per share based on the weighted average number of common shares outstanding for the year. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted loss per share. Exercise of all of the stock options and warrants referred to in note 7 is anti-dilutive for all periods presented and consequently the basic and diluted loss per share are the same.

     Advertising costs

     Advertising costs are expensed as incurred.

     Comparative figures

     Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

     Recent accounting pronouncements

     In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("FAS No. 148"), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS No. 148 is effective for fiscal years ending after December 15, 2002 with earlier application permitted. The Company has adopted the disclosure provisions of FAS No. 148 in these consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


1.  SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     In November 2002, FASB issued Emerging Issues Task Force 00-21, "Revenue Arrangements with Multiple Deliverables", ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities are sufficiently separable, and there may be sufficient evidence of their fair values to separately account for some or all of the deliverables. In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the impact of this accounting pronouncement on its financial results.

     In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS No. 146"), which addresses accounting and reporting for costs associated with exit or disposal activities. FAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB's conceptual framework. FAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, FAS 146 significantly reduces an entity's ability to recognize a liability for future expenses related to a restructuring. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

     In October 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS No. 144"), that replaces FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and certain other specified items, including those to be disposed of by sale, including discontinued operations. FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less costs to sell. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. FAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has adopted FAS No. 144 which had no material effect on the Company's financial results.

     In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. Currently, the Company does not believe that the adoption of this accounting pronouncement will impact its financial results.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

2.   INVENTORIES

     Inventories at December 31, 2001 and 2002 consisted of the following:

                                                    December 31,
     ------------------------------------------------------------------
                                               2001           2002
     --------------------------------------------------- --------------
     Finished goods                         $ 1,404        $ 1,493
     Work in progress                           223            274
     Raw materials                              762            647
     --------------------------------------------------- --------------
                                            $ 2,389        $ 2,414
     =================================================== ==============

3.   CAPITAL ASSETS

                                                      December 31,
     ---------------------------------------------------- ---------------
                                                2001            2002
     ---------------------------------------------------- ---------------
     Computer equipment                      $ 3,105         $ 3,304
     Computer software                         1,450           1,548
     Furniture and fixtures                    1,050           1,079
     Laboratory equipment                      1,281           1,433
     Leasehold improvements                      370             378
     ---------------------------------------------------- ---------------
                                               7,256           7,742
     Less: accumulated amortization          (4,324)         (5,076)
     ---------------------------------------------------- ---------------
     Net book value                          $ 2,932         $ 2,666
     ==================================================== ===============

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


4.   GOODWILL

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

5.   BANK INDEBTEDNESS

     The Company has a credit facility agreement dated April 8, 2002 with a Canadian Chartered Bank (the "Bank") consisting of an operating line of credit (the "Line of Credit") of Cdn$5,000 ($3,165). The facility is subject to a periodic review at the discretion of the Bank. The Company's U.S. dollar borrowing capacity under its Canadian dollar denominated Line of Credit will vary from period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's U.S. base rate plus 1%, unless borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable and inventories. Borrowings under the line of credit in excess of Cdn$2,500 ($1,582) are subject to advance notification to, and approval by, the bank. The line of credit agreement contains certain financial covenants including a requirement to maintain a minimum current ratio of 1.50 to 1.00, a maximum debt to tangible net worth ratio of 1.10 to 1.00 and specified minimum quarterly net earnings amounts. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------


6.   RESTRUCTURING AND OTHER CHARGES

     During 2002, the Company announced and implemented a business restructuring through a workforce reduction. The Company has substantially completed the implementation of the restructuring at December 31, 2002.

     Workforce reduction charges of $624 were related to the cost of severance and benefits associated with 23 employees notified of termination. Of the 23 employees, 9 were involved in product development, 9 were involved in administration and 5 were involved in sales and marketing.

     As a result of the above-noted workforce reduction, and the Company's assessment of current and future demand, there are leased facilities that are excess to the Company's current requirements. The Company recorded a provision of $966 that represents the future contractual obligations that are in excess of future requirements.

     Other charges include provision for professional and other fees in connection with the restructuring activities as well as capital asset impairment charges.

     The following table summarizes the activity related to the restructuring and other charges at December 31, 2002.

                                                              Cumulative Drawdowns
                                 Charge at           -------------------- ---------------------  Provision Balance at
                              December 31, 2002                  Cash              Non-Cash       December 31, 2002
    ------------------------ ------------------------ -------------------- --------------------- -------------------------
    Workforce reduction                   $  624                 $ 86                 $ ---                    $  538
    Facilities restructuring                 966                  ---                     9                       957
    Other                                     30                  ---                     5                        25
    ------------------------ ------------------------ -------------------- --------------------- -------------------------
                                         $ 1,620                 $ 86                  $ 14                   $ 1,520
    ======================== ======================== ==================== ===================== =========================
    Current                                                                                                    $  663
    Long-term                                                                                                     857
                                                                                                 -------------------------
                                                                                                              $ 1,520
                                                                                                 =========================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.   SHARE CAPITAL

      (a)  Stock option plan

      The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 812,880 options have been exercised, 3,079,621 options are currently outstanding and 1,657,499 options are available for grant. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date.

      Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian dollars.

                                                            Years ended December 31,
                                ----------------------------------------------------------------------------------
                                           2000                       2001                        2002
                                --------------------------- -------------------------- ---------------------------
                                Number        Weighted      Number        Weighted     Number of      Weighted
                                of Shares      Average      of Shares     Average        Shares       Average
                                           Exercise Price              Exercise Price              Exercise Price
                                           ----------------            ---------------             ---------------
                                              Cdn$     US$               Cdn$     US$                Cdn$     US$
      Outstanding, beginning    1,853,448   $ 5.92  $ 4.10  2,553,692  $ 5.28  $ 3.52   2,761,587  $ 4.64  $ 2.91
      of year
      Granted                   1,359,250     4.90    3.27    608,914    2.20    1.38     729,574    2.32    1.46
      Exercised                  (114,295)    6.17    4.11   (124,117)   1.72    1.08     (10,009)   2.08    1.30
      Canceled                   (544,711)    6.34    4.23   (276,902)   6.52    4.09    (401,531)   5.40    3.39
                                ---------- -------- ------- ---------- ------- ------- ----------- ------- -------
      Outstanding, end of year  2,553,692   $ 5.28  $ 3.52  2,761,587  $ 4.64  $ 2.91   3,079,621  $ 4.00  $ 2.51
                                ========== ======== ======= ========== ======= ======= =========== ======= =======

      Exercisable, end of year    979,526   $ 5.94  $ 3.96  1,284,037  $ 5.33  $ 3.35   1,689,788  $ 4.50  $ 2.83

      Weighted-average fair
      value of options
      granted during the year               $ 3.21  $ 2.16             $ 1.27  $ 0.81              $ 1.54  $ 0.98

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.   SHARE CAPITAL, CONTINUED

     Information regarding the stock options outstanding at December 31, 2002 is summarized below:

                                             Options Outstanding                            Options Exercisable
     -------------------- -------------- -------------------- ------------ --------- -- ------------ ------------ ---
     Range of Exercise       Shares       Weighted Average      Weighted Average            Shares      Weighted
     Prices                Outstanding        Remaining          Exercise Price           Exercisable    Average
                                          Contractual Life                                           Exercise Price
     -------------------- -------------- -------------------- ---------- ----------- -- ------------ ------- --------
          Cdn$                                                     Cdn$         US$                    Cdn$      US$
     $1.28 - $4.00            1,580,471           2.42 years     $ 2.49      $ 1.57         689,888  $ 2.58   $ 1.62
     $4.01 - $6.00              986,675           4.50 years       4.67        2.93         594,425    4.64     2.91
     $6.01 - $9.50              512,475           4.11 years       7.35        4.62         405,475    7.56     4.75
     -------------------- -------------- -------------------- ---------- ----------- -- ------------ ------- --------
     $1.28 - $9.50            3,079,621           3.37 years     $ 4.00      $ 2.51       1,689,788  $ 4.50   $ 2.83
     ==================== ============== ==================== ========== =========== == ============ ======= ========

     The options outstanding at December 31, 2002 expire between March 29, 2003 and December 16, 2012.

     (b) Employee share purchase plan

     The Company established an Employee Share Purchase Plan ("the ESPP") effective November 1, 1999. A total of 250,000 shares are authorized for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates. 48,397 common shares were issued pursuant to the ESPP in the year ended December 31, 2002. For accounting purposes, the ESPP is considered to be a non-compensatory plan.

     (c) Special warrants

     On September 12, 2000, the Company issued 1,764,705 special warrants at a price of Cdn$4.25 ($2.83) per special warrant for total gross proceeds of Cdn$7,500 ($4,710). Each special warrant was exercisable, without additional payment, into one common share of the Company and one share purchase warrant at an exercise price of Cdn$4.75 ($3.16). The special warrants were exercised on December 5, 2000. The share purchase warrants expired on June 7, 2002.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

7.   SHARE CAPITAL, CONTINUED

     The Company issued 117,853 share purchase warrants as partial consideration payable to the underwriter of the special warrant financing. These share purchase warrants were exercisable into one common share of the Company at an exercise price of Cdn$4.25 ($2.83). The share purchase warrants expired on June 7, 2001.

     The fair value of the share purchase warrants was estimated to be Cdn$0.35 ($0.23) per share purchase warrant and Cdn$0.14 ($0.09) per share purchase warrant to the underwriter, using the Black-Scholes option-pricing model.

(d)      Underwriters' warrants

     During June 2002, the Company sold 2,310,000 common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930 ($4,496). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485 ($315) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003.

     The fair value of the underwriters' warrants was estimated to be Cdn$1.07 ($0.69) per underwriter warrant using the Black-Scholes option-pricing model.

8.   INCOME TAXES

     Loss before provision for income taxes consisted of:

                                                                               Years ended December 31,
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                                    2000             2001             2002
     ------------------------------------------------------ ----------------- ---------------- ----------------
     Canada                                                   $  (2,546)         $(2,570)          $ (977)
     Other                                                       (1,121)          (2,703)          (1,977)
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                              $  (3,667)         $(5,273)        $ (2,954)
     ====================================================== ================= ================ ================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

8.   INCOME TAXES, CONTINUED

     Income tax expense consists of the following:

                                                   Years ended December 31,
     ------------------------------------------------------------------------
                                       2000          2001           2002
     ------------------------------------------------------------------------
     Current

          Canada                     $   90        $    -          $   -
          Other                           -             -             10
     ------------------------------------------------------------------------
          Total current                  90             -             10
     ------------------------------------------------------------------------

     Deferred (recovery)
          Canada                       (62)             -              -
          Other                        (27)             -              -
     ------------------------------------------------------------------------
          Total deferred               (89)             -              -
     ------------------------------------------------------------------------
     Income tax provision             $   1        $    -          $  10
     =========================================================================

     Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 39.6% (2001-44.6% and 2000-45.6%) for each of the periods presented to loss before income taxes as shown in the following table:

                                                                                Years ended December 31,
     ------------------------------------------------------ ---------------------------------------------------
                                                                    2000             2001             2002
     ------------------------------------------------------ ----------------- ---------------- ----------------
     Combined Canadian federal and
     provincial income taxes at expected rate                    $(1,672)         $(2,352)        $ (1,170)
     Permanent and other differences                                  42            1,049            (384)
     Change in valuation allowance                                 1,553            1,051            1,217
     Foreign losses tax effected at lower rates                       78              252              347
     ------------------------------------------------------ ----------------- ---------------- ----------------
                                                                 $     1          $     -         $     10
     ------------------------------------------------------ ----------------- ---------------- ----------------

     As at December 31, 2002 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $9,177 which are available to reduce future years' income taxes payable. These investment tax credits expire between 2004 and 2011. The potential tax benefits that may arise from the utilization of these tax credits have not been recognized in these financial statements, because their realization is not reasonably assured. The Company has losses for UK income tax purposes of approximately $3,830 which can be carried forward indefinitely to reduce future taxable income.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

8.   INCOME TAXES, CONTINUED

     The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are presented below:

                                                             December 31,
     ---------------------------------------------------------------------------
                                                        2001            2002
     ------------------------------------------------------------ --------------
     Deferred income tax assets
          Tax losses carried forward                  $  361           $ 582
          Research and development                     1,806           2,857
          Acquired technology                          1,367           1,217
          Share issue costs                              130             202
          Other                                           31              76
     ------------------------------------------------------------ --------------
          Total gross deferred income tax assets       3,695           4,934
          Less: valuation allowance                  (3,164)         (4,381)
     ------------------------------------------------------------ --------------
          Total deferred tax assets                      531             553
     ------------------------------------------------------------ --------------

     Deferred income tax liabilities
          Tax depreciation in excess of accounting     (531)           (553)
     ------------------------------------------------------------ --------------
          Total deferred income tax liabilities        (531)           (553)
     ------------------------------------------------------------ --------------
     Net deferred income tax liabilities             $   ---      $      ---
     ============================================================ ==============

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

9.   COMMITMENTS AND CONTINGENCIES

     The Company has entered into various operating lease agreements with remaining terms of up to seven years, for office premises and equipment. As at December 31, 2002, the minimum lease payments are approximately as follows:

         2003                               $ 843
         2004                                 849
         2005                                 966
         2006                                 969
         2007                                 914
         2008 and thereafter                1,310
-------------------------------- ----- ---------------
                                           $5,851

================================ ===== ===============


     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada contributed 31% of the costs incurred in the development of these products to a maximum contribution of Cdn$6,300 ($3,987). In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of Cdn$11,428 ($7,233). During the year ending December 31, 2002, the Company credited $865 against research and development expenses of which $496 (2001 - $1,105) is still receivable. At December 31, 2002, the total claimed to date is Cdn$4,787 ($3,030) and the remaining balance to claim is Cdn$784 ($496). During the year ending December 31, 2002, the Company accrued royalties payable of $151.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

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

                                                                          Years ended December 31,
     ---------------------------------------- ---------------------------------------------------------------------
                                                              2000                   2001                 2002
     ---------------------------------------- ------------------------- ---------------------- --------------------
     By region

     United States                                         $18,726                $17,540              $17,122
     Other                                                   7,537                  4,335                5,676
     ---------------------------------------- ------------------------- ---------------------- --------------------
     Total sales                                           $26,263                $21,875              $22,798
     ======================================== ========================= ====================== ====================

     By major customer

     Customer A                                            $ 4,893                $ 5,275              $ 3,602
     Customer B                                              5,505                  2,249        less than 10%
     Customer C                                      less than 10%          less than 10%                2,409
     Customer D                                      less than 10%          less than 10%                2,336
     ======================================== ========================= ====================== ====================

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

11.  FINANCIAL INSTRUMENTS

a)   Fair value of financial instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short maturities.

b)   Foreign exchange risk management

     The Company utilizes currency derivative contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

     The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. At December 31, 2002, the Company was not party to any currency derivative contracts.

     At December 31, 2001, unrealized and deferred gains and losses on currency derivative contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

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

     A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these foreign currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2000, 2001 and 2002 (Expressed in thousands of United States dollars except per share amounts and numbers of shares) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

12.  SUPPLEMENTARY INFORMATION



                                                            Years ended December 31,
--------------------------------------------------------------------------------------------
                                                            2000         2001         2002
--------------------------------------------------------------------------------------------
a)   Cash flow information
       Cash received for:
            Interest                                         $ 88         $ 65         $ 10
            Income taxes                                       --           38           --

       Cash paid for:
            Interest                                           98            7           11
            Income taxes                                       89           23           11

       Non-cash financing and investing activities

            Exchange of Special Warrants
              into common shares                            4,067           --           --
            Issue of share purchase warrants                  412           --           --
            Expiration of share purchase warrants              --           --          412
            Issue of underwriters' warrants                    11           --          113
            Expiration of underwriters' warrants               --           11           --
            Cancellation of treasury shares                    --           --        1,232


b)   Allowance for doubtful accounts

       Balance, beginning of year                           $ 204        $ 230        $ 293
         Write-offs                                           (41)        (304)          --
         Allowance adjustments                                 67          367          (72)
----------------------------------------------------------------------------------------------
       Balance, end of year                                 $ 230        $ 293        $ 221
----------------------------------------------------------------------------------------------


c)   Other information

       Rent expense                                         $ 826        $ 783        $ 790
       Foreign exchange gains (losses)                         44         (129)        (101)