Form 20-F
period 2003-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2004-04-01
CIK 884455

FORM 20-F
(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______
Commission file number 0-19906

SPECTRUM SIGNAL PROCESSING INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

2700 Production Way, Suite 200
Burnaby, British Columbia, Canada V5A 4X1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Names of each exchange on which registered Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2003, the Registrant had outstanding 14,751,724 common shares, without par value (the “Common Shares”).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐ Item 18 ☒

     All monetary references throughout this Annual Report are expressed in United States dollars (“$”), except where indicated as Canadian dollars (“Cdn$”). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

     When used in this Annual Report, the words “believes,” “anticipates,” “expects,” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company’s operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: changes in business strategy, liquidity and capital resource constraints, reliance on a small number of customers, rapid technological change, risks related to government contracts, competition, inflation and foreign currency fluctuations, variability of quarterly and annual operating results, reliance on OEM manufactures, reliance on a small number of third party suppliers and contract manufacturers, product complexity, availability of licenses, intellectual property rights, dependence on key personnel, export controls, economic and political conditions, impact and effectiveness of cost reduction actions, stock price volatility and access to capital markets, ability to obtain adequate insurance coverage, reliance on information technology systems and networks. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the Securities and Exchange Commission (“SEC”) contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statement. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those, which are detailed from time to time in the Company’s SEC filings.

     Solano® is a registered trademark of the Company in the United States and Canada. This Annual Report also contains trade names and trademarks of other companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A.   Selected Financial Data

     The selected consolidated financial data for the Company presented below under the captions “Statements of Operations Data” for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and “Balance Sheet Data” as of December 31, 1999, 2000, 2001, 2002 and 2003 is derived from the Company’s consolidated financial statements which have been audited by KPMG LLP, independent auditors. The selected consolidated statements of operations data presented below for the years ended December 31, 2001, 2002 and 2003, and consolidated balance sheet data as of December 31, 2002 and 2003 are derived from the Company’s audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statement of operations data presented below for the years ended December 31, 1999 and 2000 and consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The Company’s audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The selected financial data presented below should be read in conjunction with the information contained in Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements and notes to consolidated financial statements contained in Item 18 “Financial Statements.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands, except per share amounts)

	Years ended December 31,
	1999	2000	2001	2002	2003
Statements of Operations Data:
Sales	$26,391	$26,263	$21,875	22,798	$19,628
Cost of sales	11,030	10,607	8,720	9,552	8,538

Gross profit	15,361	15,656	13,155	13,246	11,090
Administrative	4,695	5,044	5,107	5,071	4,763
Sales and marketing	6,379	5,771	4,753	4,041	4,705
Amortization	1,428	1,423	1,218	725	886
Write-off of goodwill	—	—	1,468	—	—
Write-off of capital assets	—	—	—	—	529
Research and development	3,591	7,080	5,946	4,739	4,783
Restructuring and other charges	—	—	—	1,620	181

Loss from operations	(732)	(3,662)	(5,337)	(2,950)	(4,757)
Interest expense	121	98	6	11	42
Other income	(95)	(93)	(70)	(7)	(7)

Loss before income taxes	(758)	(3,667)	(5,273)	(2,954)	(4,792)
Income tax expense	84	1	—	10	—

Net loss	$(842)	$(3,668)	$(5,273)	$(2,964)	$(4,792)
Foreign currency translation	485	(248)	(280)	83	—
Comprehensive loss	(357)	(3,916)	(5,553)	(2,881)	(4,792)

Loss per share, basic and diluted	$(0.08)	$(0.35)	$(0.43)	$(0.22)	$(0.33)
Weighted average number of common shares outstanding	10,077	10,411	12,297	13,636	14,734

	1999	2000	2001	2002	2003
Balance Sheet Data:
Working capital	$5,344	$7,692	$4,468	$6,850	$2,826
Total assets	16,568	18,459	12,558	14,075	8,408
Long-term obligations	—	—	—	857	714
Stockholders’ equity	11,469	12,727	7,400	8,659	3,890

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Change in Business Strategy

     In 2000, Spectrum began a change in business strategy from the development and sale of general-purpose signal processing boards to the development and sale of board-level products and integrated subsystems targeted specifically at the defense and commercial wireless infrastructure markets. In 2000, Spectrum also began to develop a line of high-density packet-voice processing products that were targeted at next-generation communications infrastructure applications.

     In 2003, Spectrum concluded that it could not continue to support the development, sales and marketing of two distinct product lines. The Company commenced a review of its strategic alternatives in July 2003 and ultimately ceased all new development in its packet-voice product line in January 2004.

     The Company’s decision to cease all new development in its packet-voice product line was made in light of continued uncertainty over the future of the packet-voice processor family upon which this product line was built. Additionally, the Company was experiencing continued poor revenue visibility for its packet-voice products. Spectrum ultimately opted to cease all new development in its packet-voice product line rather than undertake the investment required to transition this product line to an alternate packet-voice processor.

     As a result, Spectrum is now focused on developing and selling products for the defense and commercial wireless infrastructure markets. The Company’s flexComm products are targeted for use in government intelligence, surveillance and communications systems, satellite base stations, broadband satellite hubs, and multi-mode cellular base stations. The Company continues to develop and sell more integrated products that may include third-party products including operating systems, chassis and input/output products.

     As a result of the Company’s change in business strategy, revenues from the Company’s pre-2000 board level products and its packet-voice products are expected to decline over time. Conversely, the Company expects revenues from the Company’s current generation flexComm wireless products and services to increase over time. There can be no assurance, however, that revenues from the Company’s current generation flexComm products and services nor its future products and services will fully offset the decline in its legacy flexComm and packet-voice product revenues.

Liquidity and Capital Resources

     As of December 31, 2003, the Company had $458,000 of available cash and cash equivalents. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.

Significant Customers

     In 2003, the Company’s three largest customers accounted for approximately 17%, 13% and 12% of the Company’s sales for the year, respectively. Although the Company is seeking to broaden its customer base, it will continue to depend on a small number of significant customers. Due to the length of time required to replace lost business, any significant reduction in orders from the Company’s major customers may have a material adverse effect on the Company’s business, financial condition and results of operations.

     In 2002 and 2003, the U.S. government, accounted for approximately 16% and 9%, respectively, of the Company’s sales during such periods. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from smaller contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from the Company as that maintained by the U.S. government. In addition there can be no assurance that U.S. government procurements in the section of the market the Company serves will continue to be funded at the same level.

Technological Change, Risk of Design-In Process and Competition

     The market for the Company’s products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. Certain competitors may have a technology or market advantage with respect to products that relate primarily to that competitor’s specific area of expertise. Other companies participating in the signal processing industry may enter the markets in which Spectrum competes.

     The process whereby a customer evaluates the Company’s products for development and testing purposes typically lasts from 9 to 24 months. Should the Company’s products not adapt to changes in technology during this time period and/or fail to meet customer requirements, or should there be any significant delay in either the Company’s or customer’s product developments or introductions, these elements could have a material adverse effect on the Company’s business as the Company’s design-ins may not produce production quantity revenues. In the case of the defense industry, more new product development activities may be undertaken than new products actually deployed, hence, actual deployments not materializing may be a risk.

     Certain trends in signal processing technology, such as native signal processing and silicon integration, could displace certain of the Company’s products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.

Risk and uncertainties associated with defense related contracts

     The Company enters into contracts both directly and indirectly with the U.S. government and foreign governments. As a result, the Company’s contracts and subcontracts are subject to the following risks associated with government contracts:

•	delays in funding;
•	reprioritization of orders that may affect scheduled delivery dates;
•	reduction or modification in the event of changes in government priorities and policies, or as the result of budgetary constraints or political changes;
•	increased or unexpected costs under fixed-price contracts; and
•	other factors that are not under the Company’s control.

     In addition, contracts with the United States and foreign governments and their prime contractors and subcontractors are subject to termination at the convenience of the government or contractor if the program itself has been terminated. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination, but there can be no assurance in this regard.

     Because it contracts to supply goods and services to the United States and foreign governments and their prime contractors and subcontractors, the Company is also subject to other risks, including:

•	contract suspensions;
•	the reopening of the bidding process;
•	changes in government policies or regulations; and
•	other political factors.

     Finally, consolidation among defense industry contractors has resulted in fewer contractors with increased bargaining power relative to the Company. There can be no assurance that this increased bargaining power of contractors will not adversely affect the Company’s business, financial condition or results of operations in the future.

Inflation and Foreign Currency Fluctuations

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions,

in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2003, the significant rise in the Canadian dollar had the effect of increasing the Company’s Canadian dollar denominated operating expenses relative to its revenues, the majority of which are denominated in U.S. dollars, which in time had a negative impact on net earnings. If the Canadian dollar continues to appreciate relative to the U.S. dollar, the Company’s reported operating expenses and net earnings may be further impacted.

     The Company periodically enters into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,256,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations. At December 31, 2003 the Company was not party to any currency derivatives contracts.

Variability of Quarterly and Annual Operating Results

     The Company’s revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:

•	The volume and timing of orders received;
•	The general demand for embedded computers, embedded computer sub-systems and high performance signal processing solutions;
•	The success achieved by the Company’s original equipment manufacturer, or OEM, customers in developing and marketing their products;
•	The budget and procurement cycles associated with government programs;
•	The mix of products, services and development fees;
•	The timing of new product introductions by both the Company and its competitors;
•	Pricing by both the Company and its competitors;
•	The Company’s ability to develop and market new products and services;
•	The Company’s ability to manufacture its products in a timely manner, at high quality levels, and at commercially reasonable costs;
•	The availability and cost of signal processors;
•	The timing and levels of sales and marketing expenditures and general economic conditions;
•	Changes in the financial condition or budget of significant customers; and
•	Timing of sales within each quarter.

Reliance on Original Equipment Manufacturers; Variability of Customer Requirements; Nature and Extent of Customer Commitments

     The Company earns revenue from both government and commercial customers. The Company’s commercial customers include OEMs that integrate the Company’s products into commercially available end products. The Company’s operating results thus depend to a significant extent on the success achieved by its OEM customers in developing and marketing their products. There can be no assurance that these OEM customers will continue to rely, or expand their reliance, on the Company as a third party supplier for their signal processing solutions, that other OEMs will become customers of the Company, or that any customers will not terminate supply contracts or reschedule or decrease their level of purchases.

     The value and timing of orders placed by the Company’s OEM customers varies due to OEM customers’ efforts to manage inventory levels, changes in the OEM customers’ manufacturing and distribution strategies, and variations in demand for OEM customers’ products due to, among other things, introduction of new products, product life cycles, competitive conditions or general economic conditions. The Company generally does not obtain long-term purchase orders or commitments from its OEM customers but instead works with its customers to anticipate the future volume of orders. From time to time, the Company will purchase components that require a long lead-time without customer commitment to pay for them. If customers cancel orders without sufficient notice, the Company’s inventory and cash levels could be adversely affected.

Dependence on Third-Party Suppliers

     Each of the Company’s products may contain hundreds of components purchased from third party suppliers. The Company purchases microprocessors and certain other components from third party suppliers including, but not limited to, XILINX Inc., Motorola Inc., Texas Instruments Inc., Analog Devices Inc., Altera Corp. and Broadcom Corporation. Each of these suppliers is the sole manufacturer of their respective microprocessors. The Company generally does not have long-term agreements with its suppliers. While the Company has from time to time experienced shortages of components supplied by third party suppliers, such shortages to date have not had a material adverse effect on the Company’s operating results. The inability to obtain adequate supplies of microprocessors or other components could delay the Company’s ability to manufacture and ship its products. If any software developed and maintained by third party suppliers, which is incorporated into certain of the Company’s products, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company’s product lines, this could result in a decline in demand for the affected products.

Contract Manufacturing

     The Company currently has long-term contractual supply agreements with contract manufacturers to procure components, and to assemble and test the majority of its printed circuit board assemblies. The Company’s internal manufacturing operations consist primarily of production of prototypes, system integration services, test engineering, materials purchasing and inspection and quality control. Although the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such third-party contractors would adversely affect the Company’s ability to continue to deliver its products and its business, financial condition and results of operations.

Potential Undetected Errors

     The Company develops complex hardware and software products that may contain undetected errors or failures. Although the Company extensively tests its products prior to their introduction, design errors or hidden defects in third party components or software may be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company’s business, financial condition and results of operations.

Availability of Licenses

     The Company currently licenses a wide variety of intellectual property, including software and development tools, from third party suppliers for use in its products. The Company expects to incorporate such third party intellectual property into its future product developments. There can be no assurance that the Company’s present licenses do, or that its future licenses will, grant the Company adequate rights for a sufficient period of time to support its products and customers, or that it will be able to renew expired licenses on commercially reasonable terms.

Intellectual Property Rights

     The Company believes that protection of its proprietary intellectual property is important. The Company seeks to maintain the proprietary nature of its technology through limited disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded, and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. As of March 23, 2004, the Company does not hold any patent registrations on any of its current products. While the Company has applied to the United States Patent and Trademarks Office for five patents over the period October 2000 to December 31, 2003, and applied to the Canadian Intellectual Property Office for one patent in October 2001, there can be no assurance that these patents, once granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by patent laws and the laws related to trade secrets in the event that a competitor infringed upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its proprietary intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Dependence on Key Personnel

     The success of the Company is dependent in large part on certain key management and technical personnel. The loss of one or more of these key personnel could adversely affect the Company’s business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. There can be no assurance that the Company will be successful in these efforts due to the high level of competition in the embedded systems industry in general, and in the signal-processing segment of the embedded systems industry in particular. The Company’s business and operating results may be materially and adversely affected if it is unsuccessful in these efforts.

Export Controls

     A number of the Company’s products include items that are regulated by U.S. export control laws. Some of these U.S. controlled products have also been classified as munitions and are subject to the International Traffic in Arms Regulations, or ITARs, which are promulgated under the authority of the Arms Export Control Act 22 U.S.C. 2778-2994. These regulations determine the countries in which the Company’s products that are classified as munitions can be marketed and sold. The regulations require the Company to apply for individual retransfer authorizations (export permits) from the U.S. Department of State, for each transaction involving a regulated product. The Company is continually applying to expand the permitted territories for its products, which is often a protracted process, with unpredictable results. All of the Company’s products, including those regulated by the U.S. Department of State, are also subject to Canadian export control laws. The Canadian laws have been largely harmonized with both U.S. and international laws, as Canada is a signatory to many international conventions.

Uncertainty of current economic and political conditions

     Current global economic and political conditions are extremely uncertain as the result of many factors including the terrorist attacks in the U.S. in 2001, the U.S. involvement in Iraq and other global conflicts and acts of terrorism. These uncertainties make it extremely difficult to estimate the level of growth for the economy as a whole and for the markets in which the Company operates. Because the Company’s budgeting and forecasting depend on estimates of the growth of the markets it serves and the demand for its products, the prevailing economic uncertainties will render future earnings and expenditure projections even more difficult than usual to make.

Impact and effectiveness of cost reduction actions

     The Company has undertaken corporate restructuring initiatives in January 2004 that included the reduction of its total workforce by 47 persons including four executive officers. The impact of the Company’s cost reduction activities on its sales and profitability may be influenced by many factors including, but not limited to, its ability to: (1) successfully complete its ongoing restructuring activities; (2) generate the level of cost savings expected and necessary to sustain the Company’s operations; (3) retain and recruit key employees; and (4) remain competitive and grow revenues in light of reduced sales and marketing budgets.

Stock price volatility and access to capital markets

     The Company’s stock price has been volatile due in part to volatile securities markets and additional volatility specifically in the telecommunications and technology industries. Among other factors, the Company’s stock price is impacted by corporate financial performance, perceived spending by governments and prime contractors and the level of perceived growth in the markets in which the Company operates. The Company has historically met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities. This volatility in the capital markets, together with factors specific to the Company impacting the performance of its stock, could hamper or prevent the Company from successfully consummating a sale of its equity securities in the future, which in turn could have a material and adverse effect on the Company’s liquidity.

Ability to obtain adequate insurance coverage

     The Company has many types of insurance coverage. Many external factors including, but not limited to, the terrorist attacks on September 11, 2001 and ongoing corporate scandals have led to significant increases in the cost of insurance coverage. Insurance premiums have increased significantly and deductibles have increased. While currently the Company believes it has been able to obtain sufficient insurance coverage, there can be no assurance that adequate coverage will be available in the future at reasonable premium rates. If coverage is not available or premiums are extremely high, the Company may be forced to self-insure for certain matters, which could substantially increase the risk to the Company’s financial condition in the event of a loss.

Reliance on information technology systems and networks

     The Company relies on complex information technology systems and networks to operate its business. While the Company has implemented various measures to secure its network and manage system disruptions, all information technology systems are potentially vulnerable to damage or interruption from a variety of sources including, but not limited to, computer viruses, security breaches, power disruptions, natural disasters, terrorist attacks or telecommunications failures. There is also a risk of disruption due to defective or improperly installed new or upgraded business management systems. A significant system failure or security breach could negatively impact the Company’s operations and financial results and the Company may incur additional costs to remedy the damages incurred as a result of the security breach or disruption.

Item 4. Information on the Company.

A.   History and Development of the Company

     Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company’s head office, and registered and records office, is located at 2700 Production Way, Suite 200, Burnaby, British Columbia, Canada, V5A 4X1. The Company’s United States headquarters is 6630E Eli Whitney Drive, Columbia, Maryland, USA 21046. The Company’s Internet address is www.spectrumsignal.com. The Company’s SEC filings are available through its website, which is linked to the SEC’s website, where you are able to obtain copies of the Company’s public filings free of charge.

B.   Business Overview

Business Strategy

     Spectrum is focused on products and services for real-time digital signal processing applications in the defense and commercial wireless infrastructure markets. Spectrum designs, manufactures and markets its flexComm portfolio of products and services, which form the building blocks for software reconfigurable platforms such as software defined radios, or SDRs. Spectrum’s products are used by defense prime and sub-contractors and original equipment manufacturers in a variety of applications.

     Spectrum’s flexComm portfolio includes a broad range of products and services, including integrated systems, signal processing boards, input/output products and application engineering services. Spectrum’s primary objective is to provide its customers with leading-edge software-reconfigurable products and value-add application engineering services that will reduce the customer’s costs and time to market.

     Spectrum’s target markets include military communications, signals intelligence, electronic warfare, radar and sonar applications. Today, Spectrum’s software defined radio platform, the SDR-3000, is the only commercially available Software Communications Architecture, or SCA, enabled software defined radio system commercially available on the market. SDRs can change their mode of operation and can also be upgraded via software as opposed to hardware changes. This flexibility allows military forces to communicate securely between a diverse and ever-changing array of fixed and mobile platforms ranging from aircraft and surface vehicles, to semi-permanent and permanent command centers. Spectrum’s technology leadership position has enabled the Company to rapidly field its flexComm product line into a variety of accounts including the U.S. Department of Defense, Raytheon, Agilent Technologies, NASA, Thales Underwater Systems, MacDonald Dettwiler and General Dynamics.

     Spectrum also targets commercial wireless applications including mobile satellite base stations, broadband satellite hubs, and multi-mode cellular base stations. The Company’s flexComm products enable communications carriers and service providers to quickly respond to the growth in wireless communications and maximize their current infrastructure investments by offering scalable, reconfigurable solutions. Spectrum’s commercial customers include Hughes Network Systems.

Products

     The Company is focused on designing software reconfigurable signal processing platforms based on the demands of its target markets.

     The Company’s flexComm product line is targeted at the defense and commercial wireless communications markets. The flexComm product line is designed in a modular fashion such that different processing and input/output elements can be supported to meet the requirements of the customer. In addition, the Company provides product support and services, such as applications engineering, training, and system integration – all of which are value-added.

     In 2003, the SDR-3000 software defined radio platform was significantly enhanced with the addition of a Software Communications Architecture Core Framework from Harris Corp. The SCA is mandated for all U.S. military communications programs, such as the $9 billion Joint Tactical Radio System, or JTRS. This addition led to a public endorsement by the U.S. Department of Defense of the SDR-3000 being JTRS Representative Hardware. The Company believes this validation resulted in a significant increase in awareness of the Company’s products within the defense community.

     The cornerstones of Spectrum’s flexComm product line are its SDR-3000 and High Channel Density Receiver, or HCDR, products. The SDR-3000 and HCDR product lines are supplemented by two new processing modules based on the Xilinx Virtex-II field programmable gate array and the Texas Instruments C64x digital signal processor. These modules support the Company’s flexComm portfolio strategy and are a critical element in securing new design-ins.

     The Company continues to support its legacy products, such as those products supporting the Analog Devices SHARC DSPs and older Texas Instruments DSPs, for production orders of on-going design-ins. Programs may have a lifetime of 15 or more years. The Company will continue to support its legacy products as long as there are customer orders and all the components are available. As more of the components on legacy products become obsolete, it becomes necessary to end of life certain products, at which time all existing customers have the opportunity for either last time buys or bonding of the obsolete components to facilitate future builds. Several of the Company’s Analog Devices-based products fit into this category and are expected to be obsolete during the next few years.

     In early 2004, the Company ceased all new development in its packet-voice product line and, as a result, is not planning next generation aXs™ products. The Company continues to support its current aXs product customers.

Research and Product Development

     The Company believes that continued investment in research and development is critical to its future success. The Company’s research and product development efforts focus primarily on the development of next generation products for the defense and commercial wireless communications infrastructure markets. The Company maintains teams of software and hardware engineers dedicated to the development of integrated hardware and software solutions.

     The Company generates a small percentage of its revenues from development contracts with its customers. These development contracts, which may lead to a production commitment, may also provide the Company with partial funding for the development of certain of its products. Under these contracts, the Company receives payments upon reaching certain development milestones. The Company is currently conducting development work under development contracts with several of its customers. The Company intends to continue to seek development contracts with strategic customers.

Engineering

     The Company’s technical strengths include high performance and high-density hardware and Application Specific Integrated Circuit, or ASIC, design, software development, field programmable gate array programming, and system integration capabilities. The Company believes that its technical strengths enable it to provide fully integrated signal processing systems or subsystems as required by its customers.

     The Company’s engineers use a broad array of proprietary and licensed signal processing technologies to identify and develop the appropriate hardware and/or software solution for each application. The Company’s engineers work with their customers’ counterparts early in the design process to ensure that the benefits of its systems are fully realized in the customer’s end product. Established signal processing design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team conducts pre-production tests to give customers the opportunity to observe how a system functions in an application so that necessary adjustments can be made before final production. When the customer has approved a signal processing design, the Company has the product manufactured in the quantity desired by the customer. The Company’s engineers also assist customers with project management, test software developments, board layout and manufacture, and system integration and testing.

Customers

     The Company conducted business with over 90 customers in 2003. A small number of these customers accounted for a substantial portion of the Company’s 2003 revenue. In 2003, the Company’s three largest customers accounted for approximately 17%, 13% and 12% of the Company’s sales for the year, respectively. In 2002 and 2003, the U.S. government accounted for approximately 16% and 9%, respectively, of the Company’s sales during such periods. Although the Company is seeking to broaden its customer base, for the foreseeable future, the Company expects to continue to depend on a small number of significant customers for the majority of its revenues.

Competition

     The wireless communications infrastructure markets for signal processing platforms are intensely competitive. The principal competitive factors in the markets in which the Company competes include product performance, price, commercial availability, product development capabilities, access to new technologies and after-sale technical support.

     The Company competes against in-house development teams at several of its target customers. Many of the Company’s target customers have significant financial and research and development resources and could make the decision to design the signal processing platform for their application in-house. While the trend has been towards outsourcing and usage of commercial-off-the-shelf products, there is no assurance that this trend will continue.

     The Company also faces competition from a small number of signal processing board and platform vendors. These represent a diverse range of companies in terms of financial and engineering resources from small job shops to larger companies, like Mercury Computer Systems Inc. Due to consolidation, the number of competitors is decreasing, but the remaining companies are larger. In relative terms, the Company represents a medium sized firm. Larger competitors pose a potential threat, however, the Company’s market focused solutions are a differentiator that would take a significant investment of time and money to replicate.

Sales, Marketing and Distribution

     The Company’s sales and marketing strategy is to develop strategic customer relationships within each of its target markets so that it can begin to work with its customers at the initial stages of their product development cycles. The Company believes that early access to a customer’s product plans enables it to support and influence the end product development and ultimately support volume production requirements.

     Most of the Company’s revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland, California, New Hampshire and the United Kingdom. Spectrum has a senior sales team, which is supported by field applications engineers, who work closely with the sales team and with customers. The Company’s field application engineers play a key role in pre-sales technical support by assisting customers with product development and system integration. The Company’s sales force is trained on the Company’s products and services on a periodic basis.

     The Company currently maintains distribution agreements with distributors covering the Benelux countries, China, France, Hong Kong, India, Indonesia, Israel, Italy, Japan, Malaysia, Singapore, South Korea, Spain, Taiwan and Thailand.

Operations

     The Company’s operations group manages its logistics, manufacturing, purchasing and quality assurance functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board and system-level products, cable assemblies and some ASIC manufacturing. The Company believes that outsourcing most of its manufacturing allows it to focus more of its resources on research and product development, sales, marketing and customer support while producing a flexible, cost effective source of manufacturing capacity. Standards for assembly, testing and quality assurance have been established and documented and are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9001 certification in 1994 and received ISO 9001:2000 standard certification in 2003.

     The Company supports its ISO 9001:2000 quality standards by providing after-sale technical support. The Company’s support team is staffed with application engineers who are experienced in a broad variety of hardware and software products. The Company’s application engineers document customer-reported problems and questions in a database. This database assists with the timely resolution of current and future problems and provides valuable information for the Company’s product managers as they redefine and improve the Company’s product line.

Suppliers

     The Company’s signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including but not limited to, XILINX, Motorola, Texas Instruments, Analog Devices, Altera and Broadcom Corporation. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company generally does not have long-term agreements with any of its suppliers. The availability of many of these components is dependent in part on the Company’s ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of these components, such shortages to date have not had a material adverse effect on operating results.

C.   Organizational Structure

     The Company operates in the digital signal processing systems industry and is functionally organized. The Company has made and continues to make resource allocation decisions based on one operating segment.

     Spectrum has two wholly owned subsidiaries, Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to consolidate the Company’s European and UK operations. Spectrum Signal Processing (USA) Inc. maintains a security cleared facility in Columbia, Maryland, which provides the Company access to classified business in the U.S. and acts as the Company’s U.S. sales agent.

D.   Property, Plants and Equipment

     The Company leases its head office facility that is located at 2700 Production Way, Burnaby, British Columbia. The Company’s lease agreement for this facility expires June 30, 2009. The initial premises comprise approximately 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one-time right to cancel the lease, with notice to be granted prior to June 30, 2005, and the cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $860,000.

     The Company is currently in the process of renegotiating its head office lease agreement with the intention of reducing the size of its premises to approximately 24,000 square feet. The Company and its landlord have signed a formal letter of intent outlining the basic terms of the new lease agreement. The lease renegotiation terms include lease breaking fees, increased lease duration, the forfeiture of prior rights including the Company’s right of first offer and building signage rights and the forfeiture of specified furniture and equipment. The Company expects to finalize its new lease agreement by April 30, 2004. The Company expects the new lease will reduce its base rent by approximately $560,000 in 2004 and $650,000 to $720,000 annually in future years.

     The Company also leases office space in California, Maryland, New Hampshire and the United Kingdom.

Item 5. Operating and Financial Review and Prospects.

     The following discussion and analysis is based on and should be read in conjunction with the Company’s consolidated financial statements and the related notes to consolidated financial statements, contained in Item 18, “Financial Statements”.

A.   Operating Results

Executive Overview

Business

     Spectrum was incorporated in 1987 under the laws of British Columbia. Spectrum is a technology company that designs, develops and markets high performance wireless signal processing platforms for use in defense and communications infrastructure equipment. The Company’s hardware, software and ASIC technology work together to collect, compress and convert voice and data signals. The Company’s software reconfigurable platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations.

     Spectrum has maintained two discrete product lines since the year 2000. The Company targeted its aXs products at packet-voice applications and its flexComm products at wireless infrastructure applications. Spectrum ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. Today, Spectrum is focused on developing and marketing software reconfigurable platforms for government and commercial wireless infrastructure applications.

Key 2003 Financial Results

•	Spectrum’s 2003 goals were to achieve revenues of $26 million to $29 million, gross margins of 56% to 59% and positive net earnings;
•	Spectrum’s revenues were $19.6 million in 2003, down 14% from $22.8 million in 2002. Spectrum’s revenue shortfall was attributable to legacy flexComm product sales declining faster than anticipated and the Company’s new flexComm product revenues increasing slower than expected;
•	Spectrum’s gross margin was 56.5%, consistent with its goal;
•	Spectrum generated a net loss of $4.8 million in 2003, compared to a net loss of $3.0 million in 2002. The increase in Spectrum’s net loss is largely attributable to the year-over-year decline in the Company’s revenue and the rapid appreciation of the Canadian dollar vis-à-vis the U.S. dollar; and,
•	Spectrum’s cash and cash equivalents were $458,000 as at December 31, 2003, compared to $3.5 million as at December 31, 2002.

Key 2003 Initiatives

•	Spectrum commenced a review of its strategic alternatives in July 2003. As part of its strategic review, the Company considered selling one or both of its product lines, along with the alternative of restructuring, refocusing and remaining independent;
•	Spectrum’s strategic review culminated in January 2004 with the Company choosing to restructure, refocus on its wireless product line and cease all new development in its packet-voice product line.

Key 2003 Challenges and Opportunities

     Spectrum’s goal of returning to profitability in 2003 was undermined by lower than expected sales and by higher than anticipated expenses, the latter factor being caused to a large extent by the significant appreciation of the Canadian dollar vis-à-vis the U.S. dollar. The following is a list of the most significant items impacting Spectrum’s 2003 performance in management’s view:

•	Wireless products — Spectrum’s flexComm product sales were lower than expected due to two primary factors. First, the decline in pre-2000 general-purpose product sales, while planned for, occurred much faster than management had anticipated. Second, while sales of the Company’s current generation of flexComm products increased year-over-year, the rate of increase was less than expected due to the extended sales cycle for these products.

•	Packet-voice products — Spectrum’s packet-voice revenues were largely concentrated with a single customer — UTStarcom. Sales to UTStarcom were lower than expected due to field deployment delays and erratic end-customer demand. Additionally, Spectrum did not secure any new packet-voice design-ins over the course of 2003 largely due to the significant uncertainty surrounding Broadcom’s packet-voice processor roadmap.

•	Foreign exchange — Spectrum sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. The rapid and sustained appreciation of the Canadian dollar vis-à-vis the U.S. dollar in 2003 had the effect of largely negating the Company’s late 2002 expense reduction initiatives since its Canadian dollar denominated operating expenses increased relative to U.S. dollar denominated revenues. This in turn contributed to Spectrum’s 2003 net loss.

Change in functional currency

     As of January 1, 2003 the Company adopted the U.S. dollar as its functional currency. The Company has made this change because the U.S. is the largest source of its revenues, the location of its major customers and the currency in which it incurs significant costs. Accordingly, foreign currency denominated balances of the Company are remeasured into U.S. dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in earnings (loss) for the period.

     As of January 1, 2003, the Company adopted the temporal method of currency translation for its integrated foreign subsidiary, Spectrum Signal Processing (UK) Limited. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in earnings (loss) for the period.

Subsequent Events

Restructuring — In January 2004, the Company implemented a restructuring plan that included the reduction of its workforce by 47 persons, including four executive officers, and began negotiations with its landlord to reduce its total office space and its lease obligation related to the head office facility. The Company also closed its Central U.S. sales office effective January 31, 2004.

Private Placement — On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,242,000). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant will entitle the holder to acquire one common share of the Company for a period of 18 months from the closing date at a purchase price of Cdn$1.50 ($1.13) per common share.

TPC — On March 16, 2004, the Company entered into a new funding agreement with Technology Partnerships Canada, or TPC, that provides for the financing of approximately one-quarter of the Company’s eligible research and development expenses over a three period. The agreement provides for a maximum commitment by TPC of Cdn$8,300,000 ($6,226,000) through 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual gross revenues in excess of Cdn$22,368,000 ($16,780,000), up to an aggregate maximum of Cdn$10,500,000 ($7,880,000).

Additional information relating to the Company’s subsequent events can be found under the heading “Subsequent Events” in Item 5B below.

Results of Operations

The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

	Years Ended December 31,
	2001	2002	2003
Sales	100.0%	100.0%	100.0%
Cost of sales	39.9	41.9	43.5

Gross margin	60.1	58.1	56.5
Administrative	23.3	22.2	24.3
Sales and marketing	21.7	17.7	24.0
Research and development	27.2	20.8	24.4
Amortization	5.6	3.2	4.5
Write-off of capital assets	—	—	2.7
Write-off of goodwill	6.7	—	—
Restructuring and other charges	—	7.1	0.9

	84.5	71.0	80.7

Loss from operations	(24.4)	(12.9)	(24.2)
Interest expense	—	—	0.2
Other income	(0.3)	—	—

Loss before income taxes	(24.1)	(13.0)	(24.4)
Income tax expense	—	—	—

Net loss	(24.1)	(13.0)	(24.4)

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales — Net sales in 2003 were $19,628,000, a decrease of $3,170,000, or 13.9%, compared to sales in 2002. Included in sales were revenues from the Company’s wireless product line of $16,036,000, or 81.7% of sales, compared to $21,526,000, or 94.4% of sales in 2002. Also included were revenues from the Company’s packet-voice product line of $3,592,000, or 18.3% of sales, compared to $1,272,000, or 5.6% of sales in 2002. The decrease in the Company’s sales in 2003 compared to sales in 2002 was attributable primarily to a significant reduction in sales of the Company’s legacy wireless products as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its legacy wireless products developed pre-2000 will continue to decline in future periods and expects sales of its new wireless products developed post-1999 to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects to realize revenues from packet-voice product sales through the first half of 2004 after which time it expects that packet-voice product revenues will become nominal.

Gross Profit — Gross profit decreased to $11,090,000 in 2003 from $13,246,000 in 2002, a decrease of 16.3%. Gross margin (profit as a percentage of sales) decreased to 56.5% in 2003 from 58.1% in 2002. The decrease in gross margin was attributable primarily to increased revenues derived from the sale of third party products, which yield lower margins. Also, the Company’s historical gross margin varies due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.

Administrative — Administrative expenses were $4,763,000, or 24.3% of sales in 2003, compared to $5,071,000, or

22.2% in 2002. The decrease in administrative expenses results from increased returns from currency derivatives contracts as well as reduced employee compensation and facilities expenses due to the Company’s restructuring in the fourth quarter of 2002. These expense reductions were partially offset by increases to Canadian dollar denominated expenses as the result of the stronger Canadian dollar, increased professional fees related to the Company’s strategic review in 2003 and increased bad debt expense due to the Company’s ability to collect an account in 2002 that had previously been provided for in the Company’s allowance for doubtful accounts. Administrative expenses as a percentage of sales increased in 2003 due to reduced sales in the year without a commensurate reduction in administrative expenses.

Sales and Marketing — Sales and marketing expenses were $4,705,000, or 24.0% of sales in 2003, compared to $4,041,000, or 17.7% in 2002. Sales and marketing expenses were higher in 2003, in both dollar terms and as a percentage of sales, due to increased employee compensation costs, resulting primarily from increased sales and marketing personnel headcount and the stronger Canadian dollar, as well as increased third party sales representative commissions.

Research and Development — Research and development expenses were $4,783,000, or 24.4% of sales in 2003, compared to $4,739,000, or 20.8% of sales in 2002. R&D expenses incurred in 2003 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures resulted primarily from the expiration of the Company’s R&D funding agreement with Technology Partnerships Canada in the third quarter of 2002, increases in Canadian dollar denominated expenses due to the stronger Canadian dollar and increased spending on third party contractors. These increases were offset partially by reduced employee compensation expenses due to reduced research and development personnel headcount.

Amortization — Amortization expense in 2003 increased to $886,000, or 4.5% of sales compared to $725,000, or 3.2% of sales in 2002. For additions prior to 2003, the Company amortized its capital assets using a declining balance method. The Company adopted a straight-line amortization method effective January 1, 2003 and believes that it better represents the useful lives of capital assets. The increase in amortization expense in 2003 results from both the Company’s adoption of a straight-line amortization method at the beginning of the year and the Company’s increased investment in capital assets. For assets purchased before January 1, 2003, the difference in amortization between the declining balance and straight-line methods used is immaterial for 2002.

Write-down of Capital Assets — The Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $529,000 in 2003. The Company was required to reduce the carrying value of the assets to their estimated fair value less costs to sell and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

Restructuring and other charges — Restructuring and other charges in 2003 were $181,000 relating primarily to increased restructuring liabilities resulting from the appreciation of the Canadian dollar which were partially offset by the reduction in severance liabilities for personnel laid-off in late 2002 that found alternate employment in 2003. In 2002, the Company implemented a business restructuring through a workforce reduction and recorded a restructuring charge relating primarily to employee severance costs and future liabilities for excess leased facilities.

Net Loss — The Company had a net loss of $4,792,000 in 2003, compared to a net loss of $2,964,000 in 2002. The Company’s loss per share (basic and diluted) in 2003 was $0.33, compared to a loss per share (basic and diluted) of $0.22 in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales — Net sales in 2002 were $22,798,000, an increase of $923,000, or 4.2%, compared to sales in 2001. Included in sales were revenues from the Company’s internally developed Texas Instruments-based products of $11,730,000, or 51.5% of sales, compared to $14,913,000, or 68.2% of sales in 2001. Also included were revenues from the Company’s Analog Devices-based products of $5,478,000, or 24.0% of sales, compared to $4,621,000, or 21.1% of sales in 2001. Also, included in 2002 sales were revenues from the Company’s internally developed products based on Motorola Computer microprocessors of $2,452,000 or 10.8% of sales in the year. The Company has ceased all new product development activities of Analog Devices microprocessor based products and the Company expects that revenues from Analog Devices microprocessor based products will decline in future periods. At the same time, the Company expects product revenues related to Motorola Computer microprocessor based products to continue to increase as the result of new product development.

Gross Profit — Gross profit increased to $13,246,000 in 2002 from $13,155,000 in 2001, an increase of 0.7%. Gross margin (profit as a percentage of sales) decreased to 58.1% in 2002 from 60.1% in 2001. The Company’s gross margin was lower in 2002 due to the negative impact of charges to adjust inventory to the lower of cost and net realizable value, increases in the Company’s reserve for warranty costs and higher than normal initial production costs of certain new products. The Company’s historical gross margin has varied period to period due to volume-related efficiencies, product royalty costs, changes in product and customer mix, amortization of deferred software and related development costs, and charges taken for obsolete inventory.

Administrative — Administrative expenses were $5,071,000 in 2002, compared to $5,107,000 in 2001. This decrease in administrative expenses was primarily attributable to a decrease in bad debt expense, partially offset by increased facilities expenses relating primarily to the Company’s Maryland facility as well as increased spending on consulting and professional fees. Administrative expenses as a percentage of sales decreased to 22.2% of sales for the year ended December 31, 2002 compared to 23.3% for the year ended December 31, 2001 due to an increase in the Company’s sales without a commensurate increase in administrative expenses.

Sales and Marketing — Sales and marketing expenses were $4,041,000 in 2002, compared to $4,753,000 in 2001. The decrease in sales and marketing expenses was attributable to reduced variable employee compensation expenses, reduced spending on personnel recruitment and reduced discretionary spending. Sales and marketing expenses as a percentage of sales decreased to 17.7% of sales for the year ended December 31, 2002 compared to 21.7% for the year ended December 31, 2001.

Research and Development — Research and development expenses were $4,739,000, or 20.8% of sales in 2002, compared to $5,946,000, or 27.2% of sales in 2001. R&D expenses incurred in 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted from reduced employee compensation due to headcount reductions, decreased third party development and a reduction in personnel recruiting. These reductions were partially offset by a decrease in funding to the Company under its agreement with Technology Partnerships Canada as described below, whose funding is recorded as a reduction of research and development expenses.

Amortization — Amortization expense in 2002 decreased to $725,000, or 3.2% of sales compared to $1,218,000, or 5.6% of sales in 2001. The decrease in amortization expense during 2002 was due to the effect of the Company’s write-off at the end of the second quarter of 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer Systems Inc. Included in amortization expense was depreciation of capital assets, which remained relatively flat between the periods.

Restructuring and other charges — In 2002, the Company implemented a business restructuring through a workforce reduction. The restructuring was undertaken in an effort to reduce the Company’s operating expenses to more sustainable levels given the downturn in the commercial telecommunications market. The Company recorded a restructuring charge of $1,620,000 consisting of $624,000 relating to employee severance costs, $966,000 relating to future payments on excess leased facilities and $30,000 related to other expenses. Severance charges were related to the separation of 23 employees. Of these 23 employees, nine were involved in product development, nine were involved in administration and five were involved in sales and marketing. The excess leased facilities charge represents the estimated net cash outflows for contractual obligations relating to leased space that is in excess of estimated future requirements.

Net Loss — The Company had a net loss of $2,964,000 in 2002, compared to a net loss of $5,273,000 in 2001. The Company’s loss per share (basic and diluted) in 2002 was $0.22, compared to a loss per share (basic and diluted) of $0.43 in 2001.

B.   Liquidity and Capital Resources

     The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities.

     During the year ended December 31, 2003, the Company used $2,518,000 in cash for operating activities due primarily to a net loss of $4,792,000, a decrease in accrued liabilities of $592,000 and a decrease in accounts payable of $487,000. These uses of cash were offset in part by a decrease in accounts receivable of $1,155,000 and a decrease in inventory of $590,000. The decrease in accounts receivable was due to reduced sales in the fourth quarter of 2003 as well as the early collection of a large customer trade receivable. Inventory balances have decreased due to active inventory management and the continued reduction of legacy product inventories. Accounts payable declined due to reduced inventory purchases in the fourth quarter of 2003.

     Cash used for investing activities during the year ended December 31, 2003 was $527,000. In the period, the primary investing activity was the purchase of capital assets.

     Cash provided by financing activities during the year ended December 31, 2003 was $23,000 from the exercise of employee stock options.

     At December 31, 2003 and December 31, 2002, the Company’s cash and cash equivalents were $458,000 and $3,480,000, respectively. Other than with respect to future payments under operating leases and other contractual obligations described in the tables below and the potential for royalty payments under the Company’s agreements with TPC based on sales of certain products, as described below, the Company does not have significant future expenditure commitments at December 31, 2003 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations, cash generated from the Company’s sale of equity securities in March 2004 and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully consummate a financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.

     In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,994,000 ($4,623,000) pursuant to the agreement which expired September 30, 2002. TPC’s investment was structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment up to an aggregate of Cdn$11,428,000 ($8,814,000). During the year ended December 31, 2003, the Company accrued royalties payable of Cdn$214,000 ($165,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment. The Company recently entered into a new agreement with TPC as described above under “Subsequent Events” below.

     The Company has entered into various operating lease agreements with remaining terms of up to six years for office premises and equipment. Expected minimum annual lease payments are outlined in the table below. Additional information concerning contractual obligations is set forth in Section 5F below.

2004	$1,025,000
2005	1,150,000
2006	1,159,000
2007	1,110,000
2008	1,066,000
2009 and thereafter	532,000

$6,042,000

     The Company is currently in the process of renegotiating its head office lease agreement with the intention of reducing the size of its premises to approximately 24,000 square feet. The Company and its landlord have signed a formal letter of intent outlining the basic terms of the new lease agreement. The lease renegotiation terms include lease breaking fees, increased lease duration, the forfeiture of prior rights including the Company’s right of first offer and building signage rights and the forfeiture of specified furniture and equipment. The Company expects to finalize its new lease agreement by April 30, 2004. The Company expects the new lease will reduce its base rent by approximately $560,000 in 2004 and $650,000 to $720,000 annually in future years.

     Effective May 15, 2003, the Company entered into a new credit facility agreement with a Canadian Chartered Bank. The Company terminated its former credit facility agreement effective July 25, 2003. The Company’s current credit facility consists of an operating line of credit of up to Cdn$5,000,000 (approximately $3,857,000). The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 (US$771,000) for inventory. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2003 were nil.

Currency Derivative Contracts

     The Company periodically enters into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,256,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations. At December 31, 2003, the Company was not party to any currency derivative contracts. The Company recognized an accumulated fair value gain of $675,000 for the year ended December 31, 2003 attributable to these contracts closed during 2003.

Inflation and Foreign Currency Fluctuations

     The Company believes that inflation and other changes in prices have not had a material effect on the Company.

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2003, the significant rise in the Canadian dollar had the effect of increasing the Company’s Canadian dollar denominated operating expenses relative to its revenues, the majority of which are denominated in U.S. dollars, which in time had a negative impact on net earnings. If the Canadian dollar continues to appreciate relative to the U.S. dollar, the Company’s reported operating expenses and net earnings will be further impacted.

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

     During the year ended December 31, 2003, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies, other than changing its amortization of capital assets from a declining balance to a straight line method, which did not have a material impact on the Company’s consolidated financial statements. Senior management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

     The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of the Company’s customers deteriorates, increases in the allowance may be made at the time that determination is made. The vast majority of the Company’s customers are national governments, large government prime contractors or large commercial customers and, as a result, the Company believes its exposure to credit risk is low. The Company also purchases credit insurance to protect against bad debt losses for the majority of its foreign non-government receivables.
•	The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to volatility in the valuation of inventory relative to the “lower of cost and market” principle. To reduce the potential for such volatility in the Company’s inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company’s projections, an additional inventory write-down may be required.
•	As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet to the extent that a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.
•	The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company’s overall business strategy; significant negative industry or economic trends; significant decline in the Company’s stock price for a sustained period and the Company’s market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.
•	The Company recorded a lease provision on excess space by estimating the net future cash outflows over the remaining lease period. The estimate is based on various assumptions, including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate or sublease opportunities change, an adjustment to the provision may be required.
•	The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management’s best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust its provision for warranty costs.

Review of Strategic Alternatives

     On July 14, 2003, Spectrum announced that it had retained the services of CIBC World Markets to assist the Company in pursuing strategic alternatives to maximize shareholder value. On January 7, 2004, the Company concluded its strategic review process and determined that shareholders’ interests would be best served by remaining independent while tightening its focus and restructuring its operations to achieve profitability.

Subsequent Events

     In January 2004, the Company implemented a restructuring plan that included the reduction of its workforce by 47 persons, including four executive officers, and began negotiations with its landlord to reduce its total office space and its lease obligation related to the head office facility. The Company also closed its central U.S. sales office effective January 31, 2004. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease new development in its packet-voice product line. The decision to cease all new development in the Company’s packet-voice product line was made in light of continued uncertainty over the future of the packet-voice processor family upon which this product line was built as well as continued poor revenue visibility for its packet-voice products. The restructuring plan was focused on making the Company sustainable with reduced revenues given the reduction in revenues expected from its packet-voice product line and slower than expected growth in revenues relating to its current generation of flexComm Wireless products. While the Company’s new product offerings are gaining traction in the marketplace, the design cycles of the Company’s customers are proving to be longer than originally anticipated.

     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,242,000). Each Unit consists of one common share and one-half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company for a period of 18 months from the closing date at a purchase price of Cdn$1.50 ($1.13) per common share. The common shares and warrants may not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. Broker compensation consists of a cash commission equal to 7.27% of the gross proceeds of the offering and 99,549 Compensation Warrants. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit for a period of one year, with each Unit comprised of one common share and one-half of one common share purchase warrant with the same terms as above. Funds obtained from the private placement have been, and will continue to be, used primarily to fund the Company’s restructuring activities as well as to augment its working capital.

     On March 16, 2004, the Company entered it a new funding agreement with Technology Partnerships Canada, which provides for the financing of approximately one-quarter of the Company’s eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300,000 ($6,226,000) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual gross revenues in excess of Cdn$22,368,000 ($16,780,000), up to an aggregate maximum of Cdn$10,500,000 ($7,880,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment.

C.   Research and Development, Patents and Licenses

Research and Development

     Details of the Company’s research and development expenditures can be found under “Operating Results” in Item 5A and, with respect to its TPC agreement, in “Liquidity and Capital Resources” in Item 5B, above.

Patents and Licenses

     The Company believes that protection of its intellectual property is important. The Company has acquired expertise in developing, and has developed, a number of proprietary signal processing technologies, including: government and commercial signal processing hardware subsystems, development software, application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology by limiting disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded, and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. There can be no assurance that any steps taken by the Company to protect its intellectual property will be adequate to prevent misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

     The Company claims copyright protection for each printed circuit board, integrated circuit or software program developed internally. The Company has six registered trademarks in Canada, for “DSP”, “VASP”, “Media~Link”, “Office F/X”, “DSP~Link”, and “Solano”, two registered trademarks in the United States, for “DSP~Link” and “Solano”, and two trademark applications in each of Canada and the United States for aXs and the aXs design. In addition the Company has one registered trademark in the European Community, for Solano, and one trademark application for aXs design.

     The Company has entered into several agreements under which third-party vendors license software or other technology to the Company. The Company generally pays either a one-time fee to the licensor or pays royalties to the licensor based on unit sales. The licensed software remains the sole property of the third-party supplier under the terms of these agreements and the Company has limited rights pursuant to the terms of each license agreement. The agreements generally are non-exclusive, have lives varying from three years to indefinite, and may be terminated for any or no reason upon proper notice.

D.   Trend Information

Market Trends

Spectrum faces a number of trends which may impact its business including:

Market — Spectrum develops and sells integrated solutions and services targeted specifically at government and commercial infrastructure applications as opposed to developing signal processing boards for the general-purpose signal processing market. Additionally, in early 2004, Spectrum ceased all new development in its aXs product line. Spectrum is experiencing an increase in its average selling prices as a result of this transition.

Product Mix — Given the change in its market focus, Spectrum is experiencing declining sales of its pre-2000 general-purpose products. In addition, as a result of its decision to cease all new investment in its packet-voice products, Spectrum expects to see a decline in its packet-voice product sales. Conversely, Spectrum is experiencing increasing sales of its current generation of flexComm products and services. There can be no assurance, however, that revenues from these products and services or its future products and services will fully offset the decline in the Company’s pre-2000 general-purpose and packet-voice product revenues.

Technology — Spectrum is seeing the high performance computing market demand moving from homogeneous processing products that use a single type of processor to heterogeneous processing solutions that use multiple types of processors for optimal system performance. Accordingly, Spectrum has embraced heterogeneous processing and high-speed fabrics to efficiently move large amounts of data within and in and out of systems. Spectrum is also developing and selling more integrated products that may include third-party hardware and software.

Customer Mix — A continuing trend for Spectrum is its reliance on a small number of customers to provide the majority of its revenue. For example, the U.S. government accounted for 9% of the Company’s revenues in 2003 and 16% of revenues in 2002. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government.

Supply Chain Model — Spectrum continues to use third party electronic manufacturing service firms to manufacture its products. The Company continues to use a split-procurement model pursuant to which it procures certain high-priced or long lead time components itself and its electronic manufacturing service providers source all other components based on sales forecast information. While Spectrum has experienced a trend of declining inventory levels as a result of this model, there can be no assurance that this trend will continue.

Foreign Exchange — Spectrum sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Over the course of 2003, the Canadian dollar experienced a rapid and sustained appreciation vis-à-vis the U.S. dollar that negatively impacted Spectrum’s operating expenses and net loss. Should the Canadian dollar continue to appreciate relative to the U.S. dollar, Spectrum’s operating expenses and net earnings will be further impacted.

E.   Off-Balance Sheet Arrangements

     None

F.   Tabular Disclosure of Contractual Obligations

Payments due by period (000's)
		Less than			more than
	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	6,042	1,025	2,309	2,176	532
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

G.   Safe Harbour

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

Item 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

     The directors and executive officers of the Company are as follows:

Name	Age	Position
Irving G. Ebert(1)	55	Chair of the Board and Director
Pascal Spothelfer	43	President, Chief Executive Officer and Director
Brent Flichel	35	Vice President, Finance, Chief Financial Officer and Secretary
Mario Palumbo	38	Vice President, Engineering
Leonard Pucker II	40	Chief Technology Officer
Andrew Harries(2)	42	Director
Jules Meunier(1)	48	Director
Matthew Mohebbi(2)	50	Director
Glen Myers(2)	57	Director
Samuel Znaimer(1)	47	Director

(1) Member of the Audit and Governance Committee.
(2) Member of the Compensation and Nomination Committee.

The business experience of each of the Company’s directors and executive officers is as follows:

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

     Pascal Spothelfer has been President and Chief Executive Officer of the Company since January 2000 and a Director since March 1999. From November 1998 to October 1999, Mr. Spothelfer was Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of NovAtel Inc., a technology company specializing in global positioning systems. Mr. Spothelfer received both his Masters and PhD in Law from the University of Basel (Switzerland) and his MBA from INSEAD (France).

     Brent Flichel has been Vice President Finance, Chief Financial Officer and Secretary of the Company since January 2003. Prior to his appointment as Chief Financial Officer and Secretary in January 2003, Mr. Flichel held the position of Director of Finance. Before joining the Company in 1998, Mr. Flichel held senior financial management positions at MacDonald Dettwiler and Associates Ltd. from 1995 to 1998. Mr. Flichel holds both Chartered Accountant and Chartered Financial Analyst designations and received his Bachelors of Commerce from the University of British Columbia.

     Mario Palumbo was appointed Vice President Engineering in January 2004, having previously held the position of Director of Engineering. Mr. Palumbo joined the Company in 1998 with the acquisition by the Company of Alex Computer Systems. Mr. Palumbo received his Bachelors of Science in Physics from Binghamton University and both his Masters of Science in Physics and his PhD in Theoretical Physics from Purdue University.

     Lee Pucker was appointed Chief Technology Officer in March 2004, having previously held the position of Chief Technical Officer, Wireless Systems. Mr. Pucker joined the Company in 2000. Before joining the Company, Mr. Pucker held the position of Principal Engineer at ITT Industries from 1999 to 2000. Mr. Pucker’s domain expertise includes software defined radios, architectures for high performance digital signal processing, and communication system design. Mr. Pucker received his Bachelors of Science in Electrical Engineering from the University of Illinois, and his Masters of Science at The Johns Hopkins University.

     Andrew Harries has been a Director of the Company since April 1999. Mr. Harries is currently Senior Vice-President, Corporate Development of Sierra Wireless Inc., a wireless data modem company he co-founded in 1993. His career includes several years with the Mobile Data Division of Motorola Inc. where he was responsible for strategic planning and portable devices new product development.

     Jules Meunier was appointed a Director of the Company in April 2002. Mr. Meunier was CEO of ProQuent Systems from 2002 to 2003. From 1979 to 2001, Mr. Meunier held several executive and senior management positions at Nortel Networks Ltd., including President of the Wireless Networks group in 2001 and Chief Technology Officer from 2000 to 2001.

     Matthew Mohebbi has been a Director of the Company since October 2000. Mr. Mohebbi has served in various positions with Hughes Network Systems since 1991. Mr. Mohebbi is currently Vice President of Hughes Mobile Satellite Systems and International Marketing. From 1997 to 2001, Mr. Mohebbi held the position of Assistant Vice President and General Manager of Mobile Satellite Systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems’ satellite division. Prior to this, Mr. Mohebbi held a variety of engineering and management positions in Hughes Network Systems’ satellite division.

     Glen Myers was appointed a Director of the Company in November 2002. Mr. Myers has been founder and CEO of IP Fabrics Inc. since 2002. Mr. Myers founded RadiSys Corporation in 1987 and served as its CEO and Chairman from 1987 to 2002.

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

B.   Compensation

EXECUTIVE COMPENSATION

     Particulars of compensation paid to the Company’s current Chief Executive Officer and each of the Company’s five most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2003 (the “Executive Officers”) are set out in the summary compensation table below:

		SUMMARY COMPENSATION TABLE(1)
		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities Under	Restricted Shares
				Other Annual	Options/ SARs	or Restricted	LTIP	All Other
Name and Principal Position	Year	Salary	Bonus(2)	Compensation	Granted	Share Units	Payouts	Compensation(3)
Pascal Spothelfer(4)	2003	$173,096	$3,773	Nil	37,776	Nil	Nil	$12,918
President and Chief	2002	$149,834	Nil	Nil	36,830	Nil	Nil	$8,304
Executive Officer	2001	$155,402	$5,627	Nil	37,082	Nil	Nil	$8,380

Sean Howe(5)	2003	$149,840	$8,919	Nil	35,000	Nil	Nil	$342
VP, Wireless Systems	2002	$95,762	Nil	Nil	60,000	Nil	Nil	$149
& General Manager	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Brian Lowe(4)(5)	2003	$114,163	$8,027	Nil	21,776	Nil	Nil	$6,657
VP, Sales,	2002	$96,791	Nil	Nil	17,694	Nil	Nil	$8,665
Wireless Systems	2001	$109,351	$9,646	Nil	19,332	Nil	Nil	$4,747

Andrew Talbot(4)(5)	2003	$156,975	$24,438	Nil	37,444	Nil	Nil	$10,831
VP, Network	2002	$133,087	Nil	Nil	31,611	Nil	Nil	$7,063
Solutions	2001	$136,754	$5,359	Nil	23,833	Nil	Nil	$7,126

Randy Tkatch(4)(5)	2003	$114,163	$5,351	Nil	17,576	Nil	Nil	$6,634
VP, Engineering,	2002	$96,791	Nil	Nil	19,610	Nil	Nil	$4,570
Wireless Systems	2001	$91,956	$9,655	Nil	36,132	Nil	Nil	$3,947

(1)	All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.
(2)	Under the Company’s Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company’s strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year.
(3)	Includes registered retirement savings plan contributions and term insurance premiums paid by the Company for the benefit of each Named Executive
(4)	Executive salaries have increased in terms of United States dollars due the rise in the Cdn$ relative to the United States dollar. In Cdn$ terms salaries have remained constant.
(5)	Messrs. Lowe, Howe, Talbot and Tkatch ceased being employed by the Company during January 2004 as part of the Company’s restructuring initiative.

     The value of perquisites and other personal benefits for each Executive Officer does not exceed the lesser of Cdn $50,000 ($35,676) and 10% of the total of his annual salary and bonus.

     There were no long-term incentive plans in place for any Executive Officer of the Company during the most recently completed financial year.

OPTIONS

     Particulars of stock options granted to the five most highly compensated Executive Officers during 2003 were as follows:

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

		% of Total		Market Value
	Securities	Options		of Securities
	Under Options	Granted to	Exercise	Underlying
	Granted (Common	Employees in	or Base	Options on the
Name	Shares)	Financial Year	Price(3)	Date of Grant(3)	Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Pascal Spothelfer	35,000(1) 2,776(2)	6.07% 0.48%	$1.01 $1.11	$1.01 $1.11	January 29, 2013 June 30, 2004

Sean Howe	35,000(1)	6.07%	$1.01	$1.01	May 14, 2004(4)

Brian Lowe	20,000(1) 1,776(2)	3.47% 0.31%	$1.01 $1.11	$1.01 $1.11	April 14, 2004(4) April 14, 2004(4)

Andrew Talbot	25,000(1) 10,000(1) 2,444(2)	4.34% 1.74% 0.42%	$1.01 $1.36 $1.11	$1.01 $1.36 $1.11	May 21, 2004(4) May 21, 2004(4) May 21, 2004(4)

Randy Tkatch	15,000(1) 2,576(2)	2.60% 0.45%	$1.01 $1.11	$1.01 $1.11	April 14, 2004(4) April 14, 2004(4)

(1)   These options vest over four years in annual 25 percent increments.

(2)   These options vested immediately.
(3)   All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.
(4)   Options granted to Messrs. Lowe, Howe, Talbot and Tkatch expire pursuant to the terms of their respective employment termination agreements.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised
			Unexercised	in the Money
			Options at	Options at
			FY-End	FY-End(1)
		Aggregate Value	(#)	($)
	Securities Acquired	Realized	Exercisable/	Exercisable/
Name	on Exercise	($)	Unexercisable	Unexercisable
(a)	(b)	(c)	(d)	(e)
Pascal Spothelfer	Nil	Nil	281,276/236,500	$178/$5,744

Sean Howe	Nil	Nil	15,000/80,000	Nil/$5,744

Brian Lowe	Nil	Nil	94,589/39,938	$197/$3,530

Andy Talbot	Nil	Nil	127,273/95,750	$157/$4,103

Randy Tkatch	Nil	Nil	42,076/49,500	$3,269/$5,566

(1)	All Canadian dollar compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period

NO OPTION REPRICINGS

     There were no options held by any Executive Officer that were re-priced downward during 2003.

NO DEFINED BENEFIT OR ACTUARIAL PLANS

     There were no defined benefit or actuarial plans in place for any Executive Officer during 2003.

COMPENSATION OF DIRECTORS

     Particulars of stock options granted to non-management directors of the Company during 2003, the most recently completed financial year, are as follows:

		Exercise Price
	Number	per Common
Name of Director	of Shares	Share(1)	Date of Grant	Expiry Date
Irving Ebert	16,929	$1.31	July 9, 2003	July 9, 2013

Andrew Harries	12,696	$1.31	July 9, 2003	July 9, 2013

Jules Meunier	10,000	$0.86	March 25, 2003	March 25, 2013
	9,876	$1.31	July 9, 2003	July 9, 2013

Matthew Mohebbi	9,876	$1.31	July 9, 2003	July 9, 2013

Glen Myers	9,876	$1.31	July 9, 2003	July 9, 2013
	10,000	$1.15	November 12, 2003	November 12, 2013
Samuel Znaimer	12,696	$1.31	July 9, 2003	July 9, 2013

(1)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

     Except as discussed above, no other compensation was paid to non-management directors of the Company during 2003.

     Pascal Spothelfer, the President and Chief Executive Officer, does not receive any additional remuneration for acting as a director.

     Non-management directors are compensated only via allotments of stock options. Non-management directors are granted 10,000 stock options upon appointment to the board and an additional 10,000 options are granted on the first anniversary of their appointment the following year.

     Non-management directors also receive an annual board member stock option retainer equivalent to the Black Scholes value of Cdn$15,000 ($11,600). The Chair of the Board receives double this amount. Committee members receive an additional stock option grant equivalent to the Black Scholes value of Cdn$3,000 ($2,300). The Committee Chairs receive double this amount.

C.  Board Practices

     Pursuant to the British Columbia Company Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year. While the Board of Directors will meet a minimum of four times during the course of the year, the frequency of the meetings will depend on extraordinary events. During 2003 the Board of Directors and Board Committees met 19 times. The frequency of the Board meetings was significantly greater than normal due to discussions regarding the Company’s strategic alternatives review, which commenced in July 2003.

Mandate and Responsibilities of the Board

     The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

     The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other executive officers.

     The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board’s annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

Position Descriptions

     In accordance with the Corporate Governance Guidelines issued by the Toronto Stock Exchange, or the Guidelines, the Board of Directors, together with the CEO, have developed a Charter for the Board and a position description for the CEO involving the definition of the limits to management’s responsibilities. The Charter clarifies that the Board of Directors approves or develops the corporate objectives which the CEO is responsible for meeting.

Composition and Size of the Board

     The Board of Directors is composed of seven directors of which all but Mr. Spothelfer, are “unrelated directors” as that term is defined in the Company Manual issued by the Toronto Stock Exchange. The directors believe that the size and composition of the Board of Directors is adequate for the size of the Company.

Independence from Management

     The Charter for the Company’s Board of Directors mandates that a majority of directors be “unrelated directors” and that the Chair of the Board not be a member of management. Six of seven directors are “unrelated directors” including the Chair of the Board, Mr. Ebert.

Committees of the Board

     The Board has two standing committees: the Audit and Governance Committee and the Compensation and Nomination Committee. Each committee is comprised of at least three directors, with Messrs. Ebert, Meunier and Znaimer serving on the Audit and Governance Committee and Messrs. Harries, Mohebbi and Myers serving on the Compensation and Nomination Committee. As CEO, Mr. Spothelfer is an ex-officio, non-voting member of the Compensation and Nominating Committee. Each committee has available to it as a resource such members of management as may from time to time be determined to be appropriate. Additionally, each committee has a charter that provides for the functions, authority, role and responsibilities for committee members.

     The Audit and Governance Committee has the mandate to provide an open avenue of communication between management, the independent auditor and the Board and to assist the Board in its oversight of the integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices; processes for identifying the principal financial risks of the company and the control systems in place to monitor them; company’s compliance with legal and regulatory requirements related to financial reporting and independence and performance of the company’s independent auditor. The Audit and Governance Committee also has certain roles and performs certain duties managed by the U.S. securities laws and the rules of the Nasdaq Stock Market.

     The Compensation and Nomination Committee assists the Board of Directors by establishing and reviewing executive compensation and regulating general compensation, overseeing the administration of the Company’s stock option plan, identifying new individuals qualified to serve on the Board of Directors, selecting the director nominees for each Annual General Meeting of the Company and evaluating the performance of the Board.

Decision requiring prior Board approval and Expectations of Management

     The Board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and senior management review the Company’s progress in relation to the current operating plan at in-person Board meetings, which are generally held four times each year. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

New Directors and Orientation and Education Program

     The Board of Directors recruits new directors on an as needed basis, and it is the responsibility of the Compensation and Nomination Committee to propose new nominees to the Board of Directors. Any appointment of a new director will require approval of the Board of Directors and will be subject, ultimately, to approval by the shareholders of the Company at the next Annual General Meeting of the Company. Upon the addition of a new director, the Compensation and Nomination Committee takes steps to provide timely orientation including making members of management available to the new director in order to impart information and answer any questions that the new director may have.

Outside Advice

     The directors of the Company are permitted to retain outside financial and legal advisors at the expense of the Company on an as needed basis.

Investor Relations

     Under the direction of the CEO, the Company maintains an Investor Relations program, which involves providing information with respect to reported financial results and other announcements by the Company to shareholders and interested parties.

D.   Employees

     As of December 31, 2003, the Company had a total of 136 employees, 42 of which were administrative and operations personnel, 33 of which were sales and marketing personnel and 61 of which were engineering personnel. In January 2004, the Company implemented a restructuring plan that included the reduction of its workforce by 47 persons, including four executive officers. As of February 28, 2004, the Company had a total of 90 employees, 28 of which were administrative and operations personnel, 17 of which were sales and marketing personnel and 45 of which were engineering personnel. None of the Company’s employees are represented by a labor union or collective bargaining agreement.

E.   Share Ownership

     The share ownership of the Company’s directors and Executive Officers as of March 23, 2004 is as follows:

	Approx. No. of		Percentage of
	Voting Shares		Voting Shares
	Beneficially Owned,		Beneficially Owned
	Directly or		Directly, or	Date on which the
Name, Country of Ordinary	Indirectly, or		Indirectly, or	Nominee became a
Residence and Position Held	Controlled or		Controlled or	Director of the
with the Company	Directed		Directed	Company
PASCAL SPOTHELFER Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	420,730	(1)	2.48%	March 15, 1999

IRVING EBERT Canada CHAIR OF THE BOARD and DIRECTOR	99,015	(2)	*	May 18, 2000

ANDREW HARRIES Canada DIRECTOR	100,268	(3)	*	April 16, 1999

JULES MEUNIER Canada DIRECTOR	37,669	(4)	*	March 25, 2002

MATTHEW MOHEBBI United States DIRECTOR	42,669	(5)	*	October 26, 2000

GLEN MYERS United States DIRECTOR	17,376	(6)	*	November 19, 2002

SAMUEL ZNAIMER Canada DIRECTOR	1,593,218	(7)(8)	9.39%	July 27, 1990

BRENT FLICHEL	45,882	(9)	*	n/a

MARIO PALUMBO	43,107	(10)	*	n/a

LEONARD PUCKER II	26,960	(11)	*	n/a

SEAN HOWE	36,250	(12)(16)	*	n/a

BRIAN LOWE	84,574	(13)(16)	*	n/a

ANDREW TALBOT	176,038	(14)(16)	1.04%	n/a

RANDY TKATCH	63,945	(15)(16)	*	n/a

(1)	Includes options to purchase 370,026 Common Shares
(2)	Includes options to purchase 68,015 Common Shares
(3)	Includes options to purchase 63,668 Common Shares
(4)	Includes options to purchase 27,669 Common Shares
(5)	Includes options to purchase 42,669 Common Shares
(6)	Includes options to purchase 14,876 Common Shares

(7)	Includes options to purchase 56,168 Common Shares
(8)	Includes 1,402,424 common shares held by Ventures West 7 Limited Partnership (“VW7LP”) and 134,626 common shares held by Ventures West 7 U.S. Limited Partnership (“VW7USLP”) for combined ownership of 1,537,050 common shares. Wholly owned subsidiaries of Ventures West Capital Ltd. are general partners of VW7LP and VW7USLP and have full voting and investment power over these securities. Sam Znaimer disclaims beneficial ownership of these securities except to the extent of his pecuniary interest. Sam Znaimer claims that he does not have nor does he share in the control of the voting and investment power over these securities.
(9)	Includes options to purchase 39.736 Common Shares
(10)	Includes options to purchase 38,160 Common Shares
(11)	Includes options to purchase 23,256 Common Shares
(12)	Includes options to purchase 36,250 Common Shares
(13)	Includes options to purchase 83,974 Common Shares
(14)	Includes options to purchase 176,038 Common Shares
(15)	Includes options to purchase 58,595 Common Shares
(16)	Includes information received up until final date of employment in January 2004.
*	Percentage of ownership is less than 1%

See Item 6B above for option grant information.

Item 7. Major Shareholders and Related Party Transactions.

A.   Major Shareholders

     Shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of March 23, 2004 are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Ownership
Leviticus Partners(1)	1,160,000	6.8%
Ventures West 7 Limited Partnership(2)	1,537,050	9.1%

(1)	Leviticus Partners currently hold 6.8% of outstanding shares. The additional shares were acquired through the Company’s private placement equity offering in March 2004.
(2)	Ventures West 7 Limited Partnership currently holds 9.1% of outstanding shares. The additional shares were acquired through the Company’s private placement equity offering in March 2004.

     The Company’s major shareholders do not have voting rights different from any of the other shareholders of the Company.

     At March 23, 2004, approximately 54.4% of the Common Shares outstanding were held in the U.S. The number of record holders of Common Shares in the U.S. at March 23, 2004 was 115.

B.   Related Party Transactions

     None.

C.   Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information.

A.   Consolidated Financial Statements and Other Financial Information

     See Item 19.a. Financial Statements

B.   Significant Changes

     None.

Item 9. The Offer and Listing.

A.   Offer and Listing Details

     The following table sets forth the high and low closing prices of the Company Common Shares on the Nasdaq Stock Market and The Toronto Stock Exchange for the periods indicated:

	Nasdaq ($)		TSX (Cdn$)
	High	Low	High	Low
Calendar Year 1999	$4.810	$1.690	$6.900	$2.390
Calendar Year 2000	$7.500	$1.344	$11.000	$2.340
Calendar Year 2001	$2.719	$0.800	$4.150	$1.210
Calendar Year 2002	$2.600	$0.680	$3.790	$0.950
First Quarter	$1.700	$1.000	$2.690	$1.610
Second Quarter	$2.600	$1.450	$3.790	$2.380
Third Quarter	$2.050	$1.100	$2.950	$1.710
Fourth Quarter	$1.250	$0.680	$2.020	$0.950
Calendar Year 2003	$1.660	$0.780	$2.190	$1.140
First Quarter	$1.110	$0.780	$1.650	$1.150
Second Quarter	$1.350	$0.800	$1.750	$1.140
Third Quarter	$1.660	$0.890	$2.190	$1.230
Fourth Quarter	$1.600	$1.000	$2.100	$1.300
Most Recent 6 Months
September, 2003	$1.300	$1.060	$1.720	$1.260
October, 2003	$1.480	$1.000	$1.950	$1.300
November, 2003	$1.540	$1.060	$2.100	$1.420
December, 2003	$1.600	$1.180	$2.050	$1.560
January, 2004	$1.430	$1.180	$1.890	$1.520
February, 2004	$1.380	$1.130	$1.790	$1.470

B.   Plan of Distribution

     Not applicable.

C.   Markets

     The Common Shares have been traded under the symbol “SSPI” on the Nasdaq Stock Market since June 1993, and under the symbol “SSY” on The Toronto Stock Exchange since September 1993.

     On March 19, 2003, the Company received notice from NASDAQ that it was not in compliance with the minimum $10 million stockholders’ equity continued National Market listing requirement set forth in Marketplace Rule 4450(a)(3). The Company was also informed on March 19, 2003 that it had until May 19, 2003 to meet the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4450(a)(5) for continued National Market listing.

     On April 24, 2003, the Company announced the transfer of its share listing from the Nasdaq National Market to the Nasdaq SmallCap Market. As a result of its transfer and a rise in the price of the Company’s common shares above $1.00 per share, the Company now is in compliance with the relevant listing standards.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

Item 10. Additional Information.

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles

     The Company was incorporated on July 31, 1987 pursuant to the British Columbia Company Act, or the Act. The Company’s Memorandum sets the authorized capital of the Company at 50,000,000 Common Shares, without par value. Neither the Memorandum nor the Company’s Articles specify or limit the objects and purposes of the Company.

     The Memorandum and Articles are incorporated herein from documents previously filed. The following is a summary of certain provisions of the Memorandum and Articles.

Director’s Power to Vote on Matters in which the Director is Materially Interested

     The Articles require any director who is directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby a duty or interest might be created that is in conflict with his or her duty as a director, to declare his or her interest, conflict or potential conflict at a meeting of the Board of Directors. The interested director may not vote in respect of the approval of any such contract or transaction.

Directors’ Power to Vote on Compensation to Themselves

     Subject to the Act, the remuneration of the directors may be determined by the directors, or if the directors so decide, by the shareholders. The directors, unless otherwise determined by ordinary resolution of the shareholders, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or position with the Company.

Borrowing Powers

     The Articles provide that the Company’s directors may cause the Company to:

•	borrow money in such manner and amount, and on such security, from such sources and upon such terms and conditions as they think fit;

•	issue bonds, debentures, and other debt obligations, either outright or as security for any liability or obligation of the Company or any other person; and

•	mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property, of the Company.

Retirement of Directors Under an Age Limit Requirement

     The Articles do not require that the Company’s directors retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification

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

Changes to Rights of Shareholders

     The Company may create, define and attach special rights and restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days’ notice specifying the intent to vote on a special resolution have been given to the shareholders of the Company, and filing a certified copy of it with the Registrar of Companies for British Columbia; provided, however, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by 75 percent of the holders of that class. The quorum for a class meeting shall be one-third of the voting shares of that class. A resolution to create, vary or abrogate any special right of conversion or exchange attaching to shares of the Company may not be submitted to a general meeting, or a class meeting, unless the executive director (appointed under the Securities Act of British Columbia) has first consented to such a resolution.

General Meeting

     The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 13 months after the preceding annual general meeting. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company’s shareholders in accordance with the Act. A shareholders’ requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All general meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar of Companies.

     At least 21 days’ notice of a general meeting must be given to the shareholders entitled to attend the general meeting, specifying the place, day and hour of the meeting, and when special business is to be considered, the general nature of that business. Only shareholders of record on the record date fixed by the directors in accordance with the Act will be entitled to receive notice of, and to attend and vote at, a general meeting.

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

     Directors of the Board are to be elected every year by the shareholders. The Company must receive nominations for directors at least 35 days prior to the annual general meeting.

Limitations on the Rights to Own Securities

     The Articles do not provide for any limitations on the rights to own securities.

Change in Control Provisions

     The Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Shareholder Ownership

     The Articles do not stipulate any ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

     There are no provisions in the Memorandum or Articles governing changes in the capital of the Company that are more stringent than those contained in the Act.

C.   Material Contracts

     On July 1, 1999, the Company occupied new premises at 2700 Production Way, Burnaby, British Columbia, pursuant to a lease with KAB Properties Inc. The ten year lease expires June 30, 2009. The initial premises comprise 63,500 square feet. The Company is committed to lease an additional 12,000 square feet effective July 1, 2004. Additionally, the landlord must offer the Company the opportunity to lease any portion of the building that becomes available, at prevailing market terms and rates. The Company has a one time right to cancel the lease, with notice to be granted prior to June 30, 2005, and cancellation to be effective after June 30, 2006. The current annual rent under this lease is approximately $869,000. The Company is in the process of renegotiating this lease, as described in Item 4D above.

     In June 1995, the Company adopted a stock option plan that permits the granting of options to acquire Common Shares to the directors, senior officers and employees of the Company. The purpose of the plan is to attract and retain the services of the directors, officers and employees and to provide added incentive to such persons by encouraging share ownership in the Company. Under the Plan, the exercise price must be not less than the market price of the Common Shares at the time the option is granted, and the option term may not exceed ten years. Other terms and conditions of the options granted under the Plan are determined by the Board or by a committee appointed to administer the Plan. Options granted under the Plan are nontransferable and generally terminate on cessation of employment with the Company.

     The maximum number of Common Shares that may be issued under the plan is 5,550,000 shares and no individual may hold options to purchase Common Shares exceeding 5% of the number of Common Shares outstanding from time to time.

     At March 23, 2004, options to purchase an aggregate of 3,741,307 Common Shares were outstanding under options issued to directors, officers and eligible employees under the Plan. Exercise prices under the foregoing options range from Cdn$1.20 ($0.90) to Cdn$9.50 ($7.13) per share. Of such options, options to purchase 1,438,393

Common Shares have been granted to current directors and officers of the Company.

     See Item 5B above for a description of the Company’s line of credit agreement with a Canadian Chartered Bank and for a description of the Company’s 1999 and 2004 research and development funding agreements with Technology Partnerships Canada.

     In December 2003, the Company licensed its aXs.62X subsystem technology to UTStarcom on a non-exclusive basis. The Company was paid a one time licensing fee during the fourth quarter of 2003. The Company also expects to realize revenue under the agreement from last-time product sales and maintenance and technical support services in the first half of 2004.

D.   Exchange Controls

     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of our securities.

E.   Taxation

U.S. Federal Tax Considerations

     The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

     This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment, persons that enter into “constructive sales” involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company’s outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as “capital assets” as defined in Section 1221 of the Code.

     This discussion is addressed only to “U.S. Holders.” A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     U.S. HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

Sale or Exchange of Common Shares

     A U.S. Holder’s sale, exchange or other taxable disposition of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Common Shares sold. If a U.S. Holder’s holding period on the date of the sale, exchange or other taxable disposition is more than one year, such gain or loss will be long-term capital gain or loss. In general, a non-corporate U.S. Holder’s capital gains will be taxed at a maximum rate of 15% for property held more than one year. Capital gains of U.S. Holders who are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder’s holding period on the date of the sale, exchange or other taxable disposition was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See “Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares” for a discussion of taxation by Canada of capital gains realized on the sale, exchange or other taxable disposition of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Losses will generally be allocated against U.S. source income. Capital losses realized upon the sale, exchange or other taxable disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

     A U.S. Holder’s tax basis in his, her or its Common Shares generally will be the purchase price paid by the U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of the Common Share and will include the day on which the U.S. Holder sells the Common Share.

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

Treatment of Dividend Distributions

     For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder’s income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Any Dividends received may meet the requirements to be treated as a qualified Dividend and thus be taxed at a maximum 15% rate. Dividend distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder’s tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares. For U.S. federal income tax purposes, the amount of any distribution paid in Canadian dollars received by a U.S. Holder will equal the U.S. dollar value of the sum of the Canadian dollar payments made (including the amount of any Canadian taxes withheld therefrom), determined at the “spot rate” on the date the dividend distribution is includible in such U.S. Holder’s income, regardless of whether the payment is in fact converted into Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

     For purposes of this discussion, the “spot rate” generally means a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

     Dividend income derived with respect to the Common Shares will constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and will constitute as “investment income” for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

     Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability or, at the U.S. Holder’s election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Common Shares generally will be classified as “passive income,” or in the case of certain U.S. Holders, “financial services income,” for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Companies

     In general, for U.S. federal income tax purposes, the Company will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (1) 75% or more of the Company’s gross income is passive income, or (2) at least 50% of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If the Company were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Common Shares.

     Based on the Company’s current and projected income, assets and activities, it does not believe that the Company is currently a PFIC nor does it expect to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of the Company’s assets (based generally on the market price of our Common Shares) and the amount and type of its gross income, there can be no assurances that the Company will not become a PFIC for any future taxable year.

     If the Company is determined to be a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of the Common Shares and the U.S. Holder does not make a QEF Election of a Mark-to-Market election, both as described below, any gain recognized by a U.S. Holder upon the sale of Common Shares, or upon the receipt of certain distributions, would be treated as ordinary income. Such income generally would be allocated ratably over a U.S. Holder’s holding period with respect to the Common Shares. The amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

     Although the Company generally will be treated as a PFIC as to any U.S. Holder if it is a PFIC for any year during a U.S. Holder’s holding period, if the Company ceases to satisfy the requirements for PFIC classification, the U.S. Holder may avoid PFIC classification for subsequent years if the U.S. Holder elects to recognize gain based on the unrealized appreciation in the Common Shares through the close of the tax year in which the Company ceases to be a PFIC. Additionally, if the Company is a PFIC, a U.S. Holder who acquires Common Shares from a decedent would be denied the normally available step-up in tax basis for the Common Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis.

     For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund (“QEF Election”), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company’s earnings and profits in years in which the Company is a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain and a denial of the basis step-up at death would not apply.

     As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares (“Mark-to-Market Election”) recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years. If a Mark-to-Market Election with respect to Common Shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares

     RULES RELATING TO A PFIC ARE VERY COMPLEX. U.S. HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PFIC RULES TO THEIR INVESTMENTS IN THE COMMON SHARES.

Information Reporting and Backup Withholding

     Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the U.S. backup withholding tax. The backup withholding rate is 30% through 2003, 29% for 2004-2005 and 28% for 2006-2010. For payments made after 2010, the backup withholding rate will be increased to 31%. In addition, the proceeds of a U.S. Holder’s sale of Common Shares may be subject to information reporting and the U.S. backup withholding tax. Payment made with respect to the Common Shares to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax, provided the required information is furnished to the Internal Revenue Service.

Canadian Federal Income Tax Considerations

     The following discussion summarizes the material Canadian Federal income tax considerations relevant to an investment in the Common Shares by a holder who, for income tax purposes, is resident in the United States and not in Canada, holds the Common Shares as capital property, deals at arm’s length with the Company, does not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of an individual investor, is also a United States citizen. The tax consequences of an investment in the Common Shares by an investor who is not as described above may be expected to differ from the tax consequences discussed herein.

     This discussion is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), and administrative practices published by Revenue Canada, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

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

Taxation of Capital Gains on Sale of Common Shares

     Under the Tax Act, a holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition at death, provided that he did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither he nor persons with whom he did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

     A holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a Common Share will be relieved under the Convention from such liability unless:

A.	the Common Share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

B.	the holder

1.	was resident in Canada for 120 months during any 20-year period preceding the disposition, and

2.	was resident in Canada at any time during the 10 years immediately preceding the disposition, and

3.	owned the Common Share when he ceased to be a resident of Canada.

C.	the value of the Common Share is derived principally from real property situated in Canada.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     The Company is subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and it files periodic reports and other information with the Commission through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system. The Company’s SEC filings, including registration statement and exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission’s regional offices located in New York, New York, and Chicago, Illinois. Copies of all or part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

I.   Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2003, the significant rise in the Canadian dollar had the effect of increasing its Canadian dollar denominated operating expenses relative to its U.S. dollar denominated revenues, which in time had a negative impact on net income. If the Canadian dollar continues to appreciate relative to the U.S. dollar, the Company’s reported operating expenses and net income will be further impacted. For the year ended December 31, 2003, a 1% change in the foreign exchange rate between the Canadian dollar and the U.S. dollar had an impact of approximately $110,000 on the Company’s net earnings for the year. The Company periodically enters into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,256,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations. At December 31, 2003, the Company was not party to any currency derivative contracts. The Company recognized an accumulated fair value gain of $675,000 for the year ended December 31, 2003 attributable to contracts closed during 2003.

Interest Rate Risk

     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $3,857,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not currently have any borrowings under its line of credit.

Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

Item 12. Description of Securities Other than Equity Services

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. The Company’s President, Chief Executive Officer and Director, Pascal Spothelfer and its Chief Financial Officer, Brent Flichel, with the assistance of other members of management, performed an evaluation of the Company’s disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives. There have not been any changes in the Company’s internal control over financial reporting during fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     In accordance with the SEC rules promulgated in connection with the Sarbanes-Oxley Act of 2002, the Company’s Board of Directors has assessed the qualifications and experience of the members of its audit and governance committee and has determined that its Chairman, Mr. Samuel Znaimer, qualifies as an audit committee financial expert.

Item 16B. Code of Ethics

     The Company has adopted a code of ethics applicable to its chief executive officer, chief financial officer, controller and persons performing similar functions. The code of ethics can be found on the Company’s website at www.spectrumsignal.com.

Item 16C. Principal Accountant Fees and Services

     The following table sets forth the total remuneration that was paid by the Company to its independent accountants, KPMG LLP, for each of its previous two fiscal years:

	2002	2003
	(unaudited)
Audit fees	$56,000	$62,000
Audit-related fees	—	—
Tax fees	14,000	18,000
All other fees	1,000	1,000

Total	$71,000	$81,000

     In the above table, “Tax fees” include primarily fees for tax compliance, tax planning and expatriate employee tax services. “Other fees” relate to miscellaneous consulting services.

     The Company’s Audit and Governance Committee nominates and engages the Company’s independent auditors to audit its financial statements. In 2003, the Audit and Governance Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements.

     The Financial Statements are attached as part of Item 19, “Exhibits”.

Item 19. Exhibits.

A.   INDEX TO FINANCIAL STATEMENTS

Statement of Management’s responsibility
Auditors’ Report
Consolidated Balance Sheets at December 31, 2002 and 2003
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2001, 2002 and 2003
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003
Notes to Consolidated Financial Statements

B. OTHER EXHIBITS

The following exhibits are filed as part of the Annual Report:

1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
4.5	—	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*
4.6	—	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.7	—	Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed with the SEC on July 2, 2001)
4.8	—	General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated January 31, 1995 executed by the Company (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.9	—	Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter dated January 4, 1995 between the Company and the Bank of

Montreal (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.10	—	Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1998)
4.11	—	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.12	—	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.13	—	Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.14	—	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.15	—	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.16	—	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))
4.17	—	Special Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20-F filed on April 8, 2002)
4.18	—	Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20-F filed on April 8, 2002)
4.19	—	Amendment, dated April 19, 2002, to Lending Agreement dated March 12, 1991, between the Bank of Montreal and the Company (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 8, 2002).
4.20	—	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002).
4.21	—	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002).
4.22	—	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.23	—	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.24	—	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.25	—	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.26	—	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.*
4.27	—	Form of subscription agreement between Company and each subscriber private placement participant.
4.28	—	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada
4.29	—	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc.

4.30	—	Form of Warrant issued to each subscriber in the United States.
4.31	—	Form of Warrant issued to each subscriber in Canada.
4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc.
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	—	Independent Auditors’ Consent of KPMG LLP

*	Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SPECTRUM SIGNAL PROCESSING INC.

By:	/s/ Brent Flichel

Brent Flichel Vice President, Finance and Chief Financial Officer

Date: March 30, 2004

INDEX TO FINANCIAL STATEMENTS

(Prepared in accordance with accounting principles generally accepted in the United States of America)

Statement of Management’s Responsibility

Auditors’ Report

Consolidated Balance Sheets at December 31, 2002 and 2003

Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2001, 2002 and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

Notes to Consolidated Financial Statements

Management’s Responsibility

The management of Spectrum Signal Processing Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements. The Company’s Audit and Governance Committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The Audit and Governance Committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ Pascal Spothelfer
Pascal Spothelfer
Chief Executive Officer

/s/ Brent Flichel
Brent Flichel
Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with accounting principles generally accepted in the United States of America.

On January 30, 2004, except as to notes 14(b) and (c), which are as of March 23, 2004, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
January 30, 2004, except as to notes 14(b) and (c), which are as of March 23, 2004

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

	December 31,
	2002	2003
ASSETS
Current assets
Cash and cash equivalents	$3,480	$458
Trade receivables net of allowance for doubtful accounts of $298 (2002 — $221) (note 13(b))	4,887	3,930
Receivable from Technology Partnerships Canada (note 10)	496	298
Inventories (note 3)	2,414	1,824
Prepaid expenses	132	120

	11,409	6,630
Capital assets (note 4)	2,666	1,778

	$14,075	$8,408

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,346	$1,859
Accrued liabilities	2,213	1,945

	4,559	3,804
Long-term obligations (note 7)	857	714
Stockholders’ equity
Share capital (note 8)
Authorized 50,000,000 common shares, no par value
Issued and outstanding: 14,751,724 (2002 — 14,732,391)	24,974	24,997
Additional paid-in capital	554	667
Warrants (note 8(d))	113	—
Deficit	(15,161)	(19,953)
Accumulated other comprehensive loss
Cumulative translation adjustments	(1,821)	(1,821)

	8,659	3,890
Operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (note 14)

	$14,075	$8,408

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

	Years ended December 31,
	2001	2002	2003
Sales (note 11)	$21,875	$22,798	$19,628
Cost of sales	8,720	9,552	8,538

	13,155	13,246	11,090
Expenses
Administrative	5,107	5,071	4,763
Sales and marketing	4,753	4,041	4,705
Amortization	1,218	725	886
Write-off of goodwill (note 5)	1,468	—	—
Write-off of capital assets	—	—	529
Research and development	5,946	4,739	4,783
Restructuring and other charges (note 7)	—	1,620	181

	18,492	16,196	15,847

Loss from operations	(5,337)	(2,950)	(4,757)
Other
Interest expense	6	11	42
Other income	(70)	(7)	(7)

	(64)	4	35
Loss before income taxes	(5,273)	(2,954)	(4,792)
Income tax expense (note 9)	—	10	—

Net loss	$(5,273)	$(2,964)	$(4,792)

Loss per share	$(0.43)	$(0.22)	$(0.33)
Weighted average number of shares	12,296,706	13,635,731	14,733,711

See accompanying notes to consolidated financial statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

									Accumulated
	Common Stock		Additional	Warrants		Treasury Stock			other		Compre-
			Paid-in						comprehensive		hensive
	Number	Amount	Capital	Number	Amount	Number	Amount	Deficit	income (loss)	Total	loss

Balance, December 31, 2000	12,373,168	$21,125	$216	1,882,558	$423	(233,300)	$(1,232)	$(6,181)	$(1,624)	$12,727	$(3,916)

Net loss	—	—	—	—	—	—	—	(5,273)	—	(5,273)	(5,273)
Foreign currency translation	—	—	—	—	—	—	—	—	(280)	(280)	(280)
Issued for cash from share options	124,117	129	—	—	—	—	—	—	—	129	—
Issued for cash from Employee Share Purchase Plan	100,000	97	—	—	—	—	—	—	—	97	—
Expiry of Warrants	—	—	11	(117,853)	(11)	—	—	—	—	—	—

Balance, December 31, 2001	12,597,285	21,351	227	1,764,705	412	(233,300)	(1,232)	(11,454)	(1,904)	7,400	(5,553)

Net loss	—	—	—	—	—	—	—	(2,964)	—	(2,964)	(2,964)
Foreign currency translation	—	—	—	—	—	—	—	—	83	83	83
Issued for cash	2,310,000	4,496	—	—	—	—	—	—	—	4,496	—
Issued for cash from share options	10,009	14	—	—	—	—	—	—	—	14	—
Issued for cash from Employee Share Purchase Plan	48,397	40	—	—	—	—	—	—	—	40	—
Share issue costs	—	(410)	—	—	—	—	—	—	—	(410)	—
Expiry of warrants	—	—	412	(1,764,705)	(412)	—	—	—	—	—	—
Cancellation of treasury shares	(233,300)	(404)	(85)	—	—	233,300	1,232	(743)	—	—	—
Issue of broker warrants	—	(113)	—	161,700	113	—	—	—	—	—	—

Balance, December 31, 2002	14,732,391	24,974	554	161,700	113	—	—	(15,161)	(1,821)	8,659	(2,881)

Net loss	—	—	—	—	—	—	—	(4,792)	—	(4,792)	(4,792)
Issued for cash from share options	19,333	23	—	—	—	—	—	—	—	23	—
Expiry of broker warrants	—	—	113	(161,700)	(113)	—	—	—	—	—	—

Balance, December 31, 2003	14,751,724	$24,997	$667	—	$—	—	$—	$(19,953)	$(1,821)	$3,890	$(4,792)

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in accordance with accounting principles generally accepted in the United States of America

	Years ended December 31,
	2001	2002	2003
Cash flows from operating activities
Net loss	$(5,273)	$(2,964)	$(4,792)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	1,218	725	886
Write-off of goodwill (note 5)	1,468	—	—
Write-off of capital assets	—	—	529
Non-cash portion of restructuring charge (note 7)	—	1,534	181
Changes in operating assets and liabilities
Accounts receivable	1,403	449	1,155
Inventories	581	(6)	590
Prepaid expenses	31	(22)	12
Accounts payable	(316)	(972)	(487)
Accrued liabilities	71	(344)	(592)

Net cash used for operating activities	(817)	(1,600)	(2,518)

Cash flows from investing activities
Purchase of capital assets	(832)	(437)	(560)
Proceeds from disposition of capital assets	—	—	33

Net cash used for investing activities	(832)	(437)	(527)

Cash flows from financing activities
Issue of shares from share options	129	14	23
Issue of shares from Employee Share Purchase Plan	97	40	—
Issue of shares for cash, net of share issue expenses	—	4,086	—

Net cash provided by financing activities	226	4,140	23

Effect of foreign currency exchange rates on cash and cash equivalents	229	33	—

Net increase (decrease) in cash and cash equivalents during the year	(1,194)	2,136	(3,022)
Cash and cash equivalents, beginning of year	2,538	1,344	3,480

Cash and cash equivalents, end of year	$1,344	$3,480	$458

See accompanying notes to consolidated financial statements.
See supplementary information (note 13).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

1.	Operations

The Company was incorporated under the laws of British Columbia. The Company operates in the communications infrastructure industry and develops high-density digital signal processing products.

These consolidated financial statements have been prepared on a going concern basis in conformity with accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business. If the Company is unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis. During the years ended December 31, 2001, 2002 and 2003, the Company incurred losses of $5,273, $2,964 and $4,792, respectively, and during the year ended December 31, 2003, the Company experienced negative cash flow from operations of $2,518. As at December 31, 2003, the Company had net working capital of $2,826.

The Company’s future operations are dependent upon the continued market acceptance of its products, the Company’s ability to secure sufficient financing to continue the development of its business, the continued support of creditors and shareholders, and ultimately, the achievement of profitable operations. As disclosed in note 6 the Company has an undrawn line of credit. There can be, however, no certainty that the Company will not require additional equity or debt financing to meet its working capital, capital asset and acquisition requirements in the future, or that financing will be available or be available on reasonable terms.

Subsequent to December 31, 2003, the Company has taken measures to regain profitability and strengthen its balance sheet including restructuring its operations to reduce expenses (see note 14(a)), securing additional equity financing of Cdn$2,986 ($2,242) (see note 14(b)), and obtaining additional research and development funding from Technology Partnerships Canada of Cdn$8,300 ($6,226) (see note 14(c)).

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. All material intercompany balances and transactions have been eliminated.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the preparation of these financial statements, areas of significant estimate include the assessment of collectability of accounts receivable, recoverability of capital assets, net realizable value of inventory, warranty obligations, valuation allowance against deferred income tax assets and provisions for future lease obligations. Actual results could differ from the estimates.

Cash and cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on an analysis of historical bad debts, customer credit-worthiness and changes in customer payment terms. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2003, one international customer accounts for 25% of total accounts receivable and one US customer accounts for 10% of total accounts receivable. No other customer accounts for more than 10% of total accounts receivable at December 31, 2003.

Inventories

The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value. Work in progress and finished goods inventories include materials and production overhead. Inventories are recorded net of any obsolescence provisions.

Government assistance

Government assistance is recorded as either a reduction of the cost of the applicable capital assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred (note 10). Government assistance is recognized when receipt of the assistance is reasonably assured. The Company recognizes the liability to repay the government assistance in the period in which conditions arise that will cause the assistance to be repayable.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

Research and development costs

Research and development costs are expensed as incurred. Software development costs are required to be capitalized when a product’s technological feasibility has been established through the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until a working model is completed at which time substantially all development is complete.

Capital assets

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4 - 5 years
Computer software	4 - 6 years
Lab equipment	4 - 6 years
Furniture and office equipment	5 - 6 years
Research and development equipment	3 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the initial lease term.

Prior to 2003, the Company amortized its capital assets using a declining balance method. In connection with an assessment of the remaining estimated useful lives of its capital assets, the Company adopted a straight-line amortization method effective January 1, 2003. The change to a straight-line amortization method has not had a material impact on the financial statements.

The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value. During 2003, capital assets with a carrying amount of $529 were determined to not be recoverable and they have been written down to their estimated value of nil.

Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock Based Compensation,” to account for grants under the Company’s existing stock based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share would have been adjusted as follows:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

	Years ended December 31,
	2001	2002	2003
Net loss — as reported	$(5,273)	$(2,964)	$(4,792)
Add: Stock-based compensation recognized	—	—	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(932)	(1,109)	(818)

Net loss — pro forma	$(6,205)	$(4,073)	$(5,610)

Basic and diluted loss per share — as reported	$(0.43)	$(0.22)	$(0.33)
Basic and diluted loss per share — pro forma	(0.50)	(0.30)	(0.38)

The company recognizes the benefit calculated at the date of granting the stock options on a straight-line basis over the shorter of the vesting period or the expected service period.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
	2001	2002	2003
Expected dividend yield	0%	0%	0%
Expected stock price volatility	75%	88%	92%
Risk-free interest rate	3.75%	4.75%	3.88%
Expected life of options	4.1 years	4.4 years	3.7 years

Translation of foreign currencies

As of January 1, 2003 the Company adopted the U.S. dollar as its functional currency. The Company has done this because the United States is the major market for its revenues, the location of its major customers and the currency in which it incurs significant costs. Accordingly, foreign currency denominated balances of the Company are remeasured into U.S. dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in earnings (loss) for the period.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

As of January 1, 2003, the Company adopted the temporal method of currency translation for its integrated foreign subsidiary, Spectrum Signal Processing (UK) Limited. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in earnings (loss) for the period.

Revenue recognition

Revenue from the sale of products is recognized once a sale arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms, in a manner consistent with the SEC’s Staff Accounting Bulletin No. 104 “Revenue Recognition” (formerly SAB No. 101). Revenue from software is recognized under AICPA Statement of Position 97-2 “Software Revenue Recognition” as amended, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Revenue from product development contracts is recognized upon achieving certain development milestones that are generally correlated to the timing of payments. Costs associated with development contract fees generally are included in cost of sales.

Warranty

The Company generally provides a one-year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“FAS 109”), which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry-forwards. The resulting changes in the net deferred tax asset or liability are generally included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided.

The Company follows the cost reduction method of accounting for investment tax credits whereby the benefit of tax credits is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance such tax credits will be realized.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

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

The Company recognizes derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The Company has not designated any of its derivative contracts as a hedging instrument. At December 31, 2003 and 2002, the Company was not party to any derivative contracts.

Loss per share

The Company calculates basic loss per share based on the weighted average number of common shares outstanding for the year. When dilutive, stock options and warrants are included as share equivalents using the Treasury Stock method, for purposes of computing diluted loss per share. Exercise of all of the stock options and warrants referred to in note 8 is anti-dilutive for all periods presented and consequently the basic and diluted loss per share are the same.

Advertising costs

Advertising costs are expensed as incurred.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

Recent accounting pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS No. 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company has adopted FAS No. 150, which had no effect on its consolidated financial statements.

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS No. 149”), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS No.149 is to be applied prospectively for certain contracts entered into or modified after June 30, 2003. The Company has adopted FAS No. 149, which had no effect on its consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires the consolidation of a variable interest entity by the primary beneficiary. FIN 46 also requires additional disclosure by both the primary beneficiary and enterprises that hold a significant variable interest in a variable interest entity. FIN 46 is applicable to variable interest entities created after January 31, 2003. Entities created prior to February 1, 2003 must be consolidated effective December 31, 2003. However, because the Company does not have any variable interest entities, there is no impact on its consolidated financial statements.

In December 2002, the FASB issued FAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“FAS No. 148”) which amended the transitional provisions of FAS 123 for entities choosing to recognize stock- based compensation under the fair value based method of FAS 123, rather than electing to continue to follow the intrinsic value method of APB 25. Under FAS 148, the Company may adopt the recommendations of FAS 123 either (1) prospectively to awards granted or modified after the beginning of the year of adoption, (2) retroactively with restatement for awards granted or modified since January 1, 1995, or (3) prospectively to awards granted or modified since January 1, 1995. The Company has chosen not to adopt the transitional provisions of FAS No. 148 in 2003 and thus there is no impact on its consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

2.	Significant accounting policies, continued

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted FIN 45 in its consolidated financial statements.

In August 2001, the FASB issued FAS No. 143 “Accounting for Asset Retirement Obligations” (“FAS No. 143”), which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has adopted FAS No. 143 which had no effect on the Company’s financial results.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate elements of accounting, but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for revenue arrangements entered into on or after July 1, 2003. The Company has adopted EITF Issue 00-21, which had no effect on its consolidated financial statements.

In May 2003, the EITF reached a consensus on Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. The FASB ratified this consensus in August 2003. EITF Issue No. 03-5 affirms that the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2 applies to non-software deliverables, such as hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. The Company has adopted EITF Issue 03-5, which had no effect on its consolidated financial statements.

3.	Inventories

Inventories at December 31, 2002 and 2003 consisted of the following:

	December 31,
	2002	2003
Finished goods	$1,493	$1,120
Work in progress	274	55
Raw materials	647	649

	$2,414	$1,824

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

4.	Capital assets

	December 31,
	2002	2003
Computer equipment	$3,304	$1,079
Computer software	1,548	508
Furniture and fixtures	1,079	1,111
Laboratory equipment	1,433	860
Leasehold improvements	378	96
Research and development equipment	—	173

	7,742	3,827
Less: accumulated amortization	(5,076)	(2,049)

Net book value	$2,666	$1,778

5.	Goodwill

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

6.	Bank indebtedness

The Company has a credit facility agreement dated May 15, 2003 with a Canadian Chartered Bank consisting of an operating line of credit of up to Cdn$5,000 (approximately $3,857). The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a defined borrowing base consisting of domestic and foreign accounts receivable and inventories. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (i) encumbering any of its properties, assets or other rights; (ii) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (iii) merging, amalgamating, or otherwise entering into any other form of business combination. The line of credit agreement provides the bank with a first ranking security interest on all personal property of the Company. At December 31, 2003 no amounts were outstanding under the operating line of credit.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

7.	Restructuring and other charges

During 2002, the Company announced and implemented a business restructuring through a workforce reduction. The Company had substantially completed the implementation of the restructuring at December 31, 2002.

Workforce reduction charges of $624 were related to the cost of severance and benefits associated with 23 employees notified of termination. Of the 23 employees, 9 were involved in product development, 9 were involved in administration and 5 were involved in sales and marketing.

As a result of the above-noted workforce reduction, and the Company’s assessment of current and future demand, there are leased facilities that are excess to the Company’s current requirements. The Company recorded a provision of $966 that represents the future contractual obligations that are in excess of future requirements.

Other charges include provision for professional and other fees in connection with the restructuring activities as well as capital asset impairment charges.

The following table summarizes the activity related to the restructuring and other charges for the years ended December 31, 2002 and 2003.

		Cumulative Drawdowns
	Charge in			Provision Balance at
	2002	Cash	Non-Cash	December 31, 2002
Facilities restructuring	$966	$—	$(9)	$957
Workforce reduction	624	(86)	—	538
Other	30	—	(5)	25

	$1,620	$(86)	$(14)	$1,520

Current				$663
Long-term				857

				$1,520

	Provision Balance at			Provision Balance at
	December 31, 2002	Cash Drawdowns	Adjustments	December 31, 2003
Facilities restructuring	$957	$(224)	$238	$971
Workforce reduction	538	(411)	(32)	95
Other	25	—	(25)	—

	$1,520	$(635)	$181	$1,066

Current				$352
Long-term				714

				$1,066

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

8.	Share capital

(a) Stock option plan

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 832,213 options have been exercised, 3,043,800 options are currently outstanding and 1,673,987 options are available for grant at December 31, 2003. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company’s stock at the grant date.

Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian dollars.

	Years ended December 31,
	2001			2002			2003
	Number of Shares	Weighted Average Exercise Price		Number of Shares	Weighted Average Exercise Price		Number of Shares	Weighted Average Exercise Price

		Cdn$	US$		Cdn$	US$		Cdn$	US$
Outstanding, beginning of year	2,553,692	$5.28	$3.52	2,761,587	$4.64	$2.91	3,079,621	$4.00	$2.51
Granted	608,914	2.20	1.38	729,574	2.32	1.46	576,338	1.66	1.28
Exercised	(124,117)	1.72	1.08	(10,009)	2.08	1.30	(19,333)	1.60	1.24
Canceled	(276,902)	6.52	4.09	(401,531)	5.40	3.39	(592,826)	3.82	2.95

Outstanding, end of year	2,761,587	$4.64	$2.91	3,079,621	$4.00	$2.51	3,043,800	$3.61	$2.78

Exercisable, end of year	1,284,037	$5.33	$3.35	1,689,788	$4.50	$2.83	1,776,841	$4.20	$3.24
Weighted-average fair value of options granted during the year		$1.27	$0.81		$1.54	$0.98		$1.04	$0.74

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

8.	Share capital, continued

Information regarding the stock options outstanding at December 31, 2003 is summarized below:

	Options Outstanding				Options Exercisable
		Weighted Average
Range of Exercise		Remaining	Weighted Average Exercise		Shares	Weighted Average Exercise
Prices	Shares Outstanding	Contractual Life	Price		Exercisable	Price
Cdn$			Cdn$	US$		Cdn$	US$
$1.20 - $3.00	1,607,150	1.71 years	$2.52	$1.94	671,604	$3.01	$2.32
$3.01 - $5.00	1,016,650	3.35 years	4.05	3.12	751,238	3.99	3.07
$5.01 - $9.50	420,000	3.96 years	6.70	5.16	354,000	6.91	5.33

$1.20 - $9.50	3,043,800	2.57 years	$3.61	$2.78	1,776,841	$4.20	$3.24

The options outstanding at December 31, 2003 expire between May 2004 and November 2013.

(b) Employee share purchase plan

The Company established an Employee Share Purchase Plan (“the ESPP”) effective November 1, 1999. A total of 250,000 shares are authorized for issuance under the ESPP. The ESPP allows eligible employees to purchase a limited number of shares of the Company’s stock at 85% of the market value at certain plan-defined dates. The final share issuance under the ESPP occurred May 5, 2002. For accounting purposes, the ESPP is considered to be a non-compensatory plan.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

8.	Share capital, continued

(d) Underwriters’ warrants

During June 2002, the Company sold 2,310,000 common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930 ($4,496). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485 ($315) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05). The underwriters’ warrants expired on August 19, 2003. The fair value of the underwriters’ warrants was estimated to be Cdn$1.07 ($0.69) per underwriter warrant using the Black-Scholes option-pricing model.

9.	Income taxes

Loss before provision for income taxes consisted of:

	Years ended December 31,
	2001	2002	2003
Canada	$(2,570)	$(977)	$(2,555)
Other	(2,703)	(1,977)	(2,237)

	$(5,273)	$(2,954)	$(4,792)

Income tax expense consists of the following:

	Years ended December 31,
	2001	2002	2003
Current
Canada	$—	$—	$—
Other	—	10	—

Total current	$—	$10	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

9.	Income taxes, continued

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 37.6% (2002 — 39.6% and 2001 — 44.6%) for each of the periods presented to loss before income taxes as shown in the following table:

	Years ended December 31,
	2001	2002	2003
Combined Canadian federal and provincial income taxes at expected rate	$(2,352)	$(1,170)	$(1,802)
Permanent and other differences	1,049	(384)	(590)
Change in valuation allowance	1,051	1,217	2,371
Foreign losses tax effected at lower rates	252	347	21

	$—	$10	$—

As at December 31, 2003 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $11,641 which are available to reduce future years’ income taxes payable. These investment tax credits expire between 2004 and 2012. The Company has losses for UK income tax purposes of approximately $3,182 which can be carried forward indefinitely to reduce future taxable income. The Company also has losses for US income tax purposes of approximately $1,121, which can be carried forward to reduce future taxable income. These US income tax losses expire between 2013 and 2023. The potential tax benefits that may arise from the utilization of these tax credits and loss carry-forwards have not been recognized in these financial statements, because their realization is not considered to be more likely than not.

The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are presented below:

	December 31,
	2002	2003
Deferred income tax assets
Tax losses carried forward	$582	$1,156
Research and development	2,857	4,034
Acquired technology	1,217	1,305
Share issue costs	202	157
Capital assets	—	23
Other	76	77

Total gross deferred income tax assets	4,934	6,752
Less: valuation allowance	(4,381)	(6,752)

Total deferred tax assets	553	—

Deferred income tax liabilities
Capital Assets	(553)	—

Total deferred income tax liabilities	(553)	—

Net deferred income tax liabilities	$—	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

10.	Commitments and contingencies

Operating leases

The Company has entered into various operating lease agreements with remaining terms of up to six years, for office premises and equipment. As at December 31, 2003, the minimum lease payments are approximately as follows:

2004	$1,025
2005	1,150
2006	1,159
2007	1,110
2008	1,066
2009 and thereafter	532

$6,042

Technology Partnerships Canada

In March 1999, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) providing for the financing of approximately one-third of the Company’s research and development costs to develop a new product line. The Company claimed a total of Cdn$5,994 ($4,623) pursuant to the agreement which expired September 30, 2002. TPC’s investment was structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment up to an aggregate of Cdn$11,428 ($8,814). During the year ended December 31, 2003, the Company accrued royalties payable of $165 (Cdn$214). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

Product warranties

	Years Ended December 31,
	2002	2003
Balance, beginning of year	$78	$202
Provision adjustments	174	67
Expenditures	(50)	(51)

Balance, end of year	$202	$218

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

11.	Segmented information

The Company operates in the communications infrastructure industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company’s long-lived assets are located in Canada.

Revenues by region and customer:

	Years ended December 31,
	2001	2002	2003
By region
United States	$17,540	$17,122	$14,316
Other	4,335	5,676	5,312

Total sales	$21,875	$22,798	$19,628

By major customer
Customer A	$5,275	$3,602	less than 10%
Customer B	2,249	less than 10%	$2,502
Customer C	less than 10%	2,409	less than 10%
Customer D	less than 10%	2,336	less than 10%
Customer E	less than 10%	less than 10%	3,432
Customer F	less than 10%	less than 10%	2,413

Revenue is allocated to region based on location of customer.

Revenues and gross margins by product line:

	Years ended December 31,
	2001	2002	2003
Revenue
Packet-voice	$66	$1,272	$3,592
Wireless	21,809	21,526	16,036

	$21,875	$22,798	$19,628

Gross margin
Packet-voice	$—	$586	$1,995
Wireless	13,155	12,660	9,095

	$13,155	$13,246	$11,090

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

12.	Financial instruments

a) Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair-value of the long-term obligations are calculated based on the discounted cash flows, which approximates the carrying value.

b) Foreign exchange risk management

The Company utilizes currency derivative contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. At December 31, 2002 and December 31, 2003, the Company was not party to any currency derivative contracts.

At December 31, 2001, unrealized and deferred gains and losses on currency derivative contracts were not material to the consolidated financial statements. The counterparties to these contracts are major commercial financial institutions. Management believes that losses related to credit risk are remote.

c) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

The majority of the Company’s revenues are recognized in United States dollars while the Company’s expenses are incurred in United States dollars, Canadian dollars and other foreign currencies. Fluctuations in the exchange rates between foreign currencies and the United States dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

13.	Supplementary information

		Years ended December 31,
		2001	2002	2003
a)	Cash flow information
	Cash received for:
	Interest	$65	$10	$6
	Income taxes	38	—	42
	Cash paid for:
	Interest	6	11	35
	Income taxes	23	11	4
	Non-cash financing and investing activities:
	Expiration of share purchase warrants	—	412	—
	Issue of underwriters’ warrants	—	113	—
	Expiration of underwriters’ warrants	11	—	113
	Cancellation of treasury shares	—	1,232	—
b)	Allowance for doubtful accounts
	Balance, beginning of year	$230	$293	$221
	Write-offs	(304)	—	10
	Allowance adjustments	367	(72)	87

	Balance, end of year	$293	$221	$298

c)	Other information
	Rent expense	$783	$790	$856
	Foreign exchange gain (loss)	(129)	(101)	163

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued
Years ended December 31, 2001, 2002 and 2003 (Expressed in thousands of United States dollars except per share amounts and numbers of shares)
Prepared in accordance with accounting principles generally accepted in the United States of America

14.	Subsequent events

(a) Corporate Restructuring

In January 2004, the Company implemented a restructuring plan that included the reduction of its workforce by 47 persons, including four executive officers, and began negotiations with its landlord to reduce its total office space and its lease obligation related to the head office facility. The Company also closed its central U.S. sales office effective January 31, 2004. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line. The Company expects to incur restructuring costs of between $2,500 and $3,500, the majority of which will be incurred in the first quarter of 2004.

(b) Private Placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,242). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company for a period of 18 months from the closing date at a purchase price of Cdn$1.50 ($1.13) per common share. The common shares and warrants may not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. Broker compensation consists of a cash commission equal to 7.27% of the gross proceeds of the offering and 99,549 Compensation Warrants. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit for a period of one year, with each Unit being comprised of one common share and one-half of one common share purchase warrant with the same terms as above.

(c) Technology Partnerships Canada

On March 16, 2004, the Company entered it a new funding agreement with Technology Partnerships Canada (“TPC”) which provides for the financing of approximately one-quarter of the Company’s eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300 ($6,226) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual gross revenues in excess of Cdn$22,368 ($16,780), up to maximum aggregate royalties of Cdn$10,500 ($7,880). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment.

EXHIBIT INDEX

1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))
4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)
4.5	—	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*
4.6	—	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.7	—	Lease Agreement dated July 1998, as amended January 5, 2000, between KAB Properties Inc. and the Company (incorporated by reference to the Company’s Annual Report on Form 20-F filed with the SEC on July 2, 2001)
4.8	—	General Security Agreement, dated March 8, 1991, between the Bank of Montreal and the Company; Agreement dated January 31, 1995 executed by the Company (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.9	—	Lending Agreement dated March 12, 1991, as amended, between the Bank of Montreal and the Company; Commitment Letter dated January 4, 1995 between the Company and the Bank of

Montreal (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))
4.10	—	Commitment Letter dated November 14, 1997 between the Company and the Bank of Montreal (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1998)
4.11	—	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.12	—	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.13	—	Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.14	—	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.15	—	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))
4.16	—	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))
4.17	—	Special Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20-F filed on April 8, 2002)
4.18	—	Warrant Indenture, dated September 12, 2000, between the Company and Montreal Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20-F filed on April 8, 2002)
4.19	—	Amendment, dated April 19, 2002, to Lending Agreement dated March 12, 1991, between the Bank of Montreal and the Company (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 8, 2002).
4.20	—	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002).
4.21	—	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002).
4.22	—	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.23	—	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.24	—	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.25	—	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003).
4.26	—	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.*
4.27	—	Form of subscription agreement between company and each subscriber private placement participant
4.28	—	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada
4.29	—	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc.

4.30	—	Form of Warrant issued to each subscriber in the United States.
4.31	—	Form of Warrant issued to each subscriber in Canada.
4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc.
12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	—	Independent Auditors’ Consent of KPMG LLP

*	Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.