Form 20-F
period 2004-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2005-03-17
CIK 884455

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 0-19906

SPECTRUM SIGNAL PROCESSING INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

2700 Production Way, Suite 300
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

As of December 31, 2004, the Registrant had outstanding 18,369,644 common shares, without par value (the “Common Shares”).

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 _ Item 18 ☑

     All monetary references throughout this Annual Report are expressed in United States dollars (“$”), except where indicated as Canadian dollars (“Cdn$”). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”).

     The operating results of Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) are affected by a wide variety of other factors that could materially and adversely affect actual results, including: changes in business strategy, liquidity and capital resource constraints, reliance on a small number of customers, rapid technological change, risks related to government contracts, inflation and foreign currency fluctuations, variability of quarterly and annual operating results, reliance on OEM manufactures, reliance on a small number of third party suppliers and contract manufacturers, product complexity, availability of licenses, intellectual property rights, dependence on key personnel, changes in export control regulations in both Canada and the United States, Industry Canada’s audit of Technology Partnerships Canada agreements, economic and political conditions, impact and effectiveness of cost reduction actions, stock price volatility and access to capital markets, ability to obtain adequate insurance coverage, ability to obtain services of independent registered public accounting firm, U.S. protectionism, environmental regulations, and reliance on information technology systems and networks. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price.

     Furthermore, this document and other documents filed by the Company with the Securities and Exchange Commission (“SEC”) contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward looking statements generally can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates” or comparable terminology, or by discussions of strategy. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those, which are detailed from time to time in the Company’s SEC filings.

     Solano® is a registered trademark of the Company in the United States and Canada and flexComm™ is also a trademark of the Company. This Annual Report also contains trade names and trademarks of other companies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A. Selected Financial Data

     The selected consolidated financial data for the Company presented below under the captions “Statements of Operations Data” for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 and “Balance Sheet Data” as of December 31, 2000, 2001, 2002, 2003 and 2004 are derived from the Company’s consolidated financial statements which have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated statements of operations data presented below for the years ended December 31, 2002, 2003 and 2004, and consolidated balance sheet data as of December 31, 2003 and 2004 are derived from the Company’s audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statement of operations data presented below for the years ended December 31, 2000 and 2001 and consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The Company’s audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The selected financial data presented below should be read in conjunction with the information contained in Item 5, “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share amounts)

	Years ended December 31,
	2000	2001	2002	2003	2004

Statements of Operations Data:
Sales	$26,263	$21,875	22,798	$19,628	$17,858
Cost of sales	10,607	8,720	9,552	8,538	7,380

Gross profit	15,656	13,155	13,246	11,090	10,478
Administrative	5,044	5,107	5,071	4,763	3,647
Sales and marketing	5,771	4,753	4,041	4,705	2,491
Amortization	1,423	1,218	725	886	582
Write-off of goodwill	—	1,468	—	—	—
Write-off of capital assets	—	—	—	529	270
Research and development	7,080	5,946	4,739	4,783	2,763
Restructuring and other charges	—	—	1,620	181	2,312

Loss from operations	(3,662)	(5,337)	(2,950)	(4,757)	(1,587)
Interest expense	98	6	11	42	14
Other income	(93)	(70)	(7)	(7)	(9)

Loss before income taxes	(3,667)	(5,273)	(2,954)	(4,792)	(1,592)
Income tax expense	1	—	10	—	—

Net loss	$(3,668)	$(5,273)	$(2,964)	$(4,792)	$(1,592)
Foreign currency translation	(248)	(280)	83	—	—

Comprehensive loss	$(3,916)	$(5,553)	$(2,881)	$(4,792)	$(1,592)

Loss per share, basic and diluted	$(0.35)	$(0.43)	$(0.22)	$(0.33)	$(0.09)
Weighted average number of common shares outstanding	10,411	12,297	13,636	14,734	16,928

	2000	2001	2002	2003	2004

Balance Sheet Data as at December 31:
Working capital	$7,692	$4,468	$6,850	$2,826	$5,533
Total assets	18,459	12,558	14,075	8,408	10,977
Long-term obligations	—	—	857	714	905
Stockholders’ equity	12,727	7,400	8,659	3,890	6,272

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

     Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Change in Business Strategy

     Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products.

     In 2000, Spectrum ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant processor roadmap risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004. This decision followed a six-month strategic review process, which included an evaluation of the potential sale of part or all of the Company.

     Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This demanding market includes military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more-integrated solutions that are designed to reduce the cost, schedule and technical risk related to its customers’ development initiatives.

     Spectrum continues to sell both general-purpose and packet-voice signal processing products. The Company’s decision to cease investment in these product lines, however, has had and is expected to continue to result in declining revenues from these products over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor the Company’s future products and service revenues will fully offset the decline in its general-purpose and packet-voice product revenues.

Liquidity and Capital Resources

     As of December 31, 2004, the Company had $3,326,000 of available cash and cash equivalents and $5,533,000 of working capital. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.

Significant Customers

     In 2004, the Company’s three largest customers accounted for approximately 20%, 13% and 10% of the Company’s sales for the year, respectively. Although the Company is seeking to broaden its customer base, it expects to continue to depend on a small number of significant customers. Due to the length of time required to replace lost business, any significant reduction in orders from the Company’s major customers may have a material adverse effect on the Company’s business, financial condition and results of operations.

     In 2003 and 2004, the U.S. government, accounted for approximately 9% and 10%, respectively, of the Company’s sales during such periods. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from smaller contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from the Company as that maintained by the U.S. government. In addition there can be no assurance that U.S. government procurements in the section of the market the Company serves will continue to be funded at the same level.

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

     The process whereby a customer evaluates the Company’s products for development and testing purposes typically lasts from 6 to 24 months or more. Should the Company’s products not adapt to changes in technology during this time period and/or fail to meet customer requirements, or should there be any significant delay in either the Company’s or customer’s product developments or introductions, these elements could have a material adverse effect on the Company’s business as the Company’s design-ins may not produce production quantity revenues. In the case of the defense industry, more new product development activities may be undertaken than new products actually deployed, hence, actual deployments may not materialize.

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

     In addition, contracts with the U.S. and foreign governments and their prime contractors and subcontractors are subject to termination at the convenience of the government or contractor if the program itself has been terminated. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination, however there can be no assurance in this regard.

     As the Company contracts to supply goods and services to the U.S. and foreign governments and their prime contractors and subcontractors, it is also subject to other risks, including:

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

Inflation and Foreign Currency Fluctuations

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2004, the significant rise in the Canadian dollar had the effect of increasing the Company’s Canadian dollar denominated operating expenses relative to its revenues, the majority of which are denominated in U.S. dollars, which in time had a negative impact on net earnings. If the Canadian dollar continues to appreciate relative to the U.S. dollar, the Company’s reported operating expenses and net earnings may be further impacted.

     The Company periodically enters into foreign currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,972,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations. At December 31, 2004, the Company was party to foreign currency futures contracts with a total notional principal of Cdn$6,800,000 ($5,651,000).

Variability of Quarterly and Annual Operating Results

     The Company’s revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:

•	the volume and timing of orders received;

•	the general demand for embedded computers, embedded computer sub-systems and high performance signal processing solutions;

•	the success achieved by the Company’s original equipment manufacturer, or OEM, customers in developing and marketing their products;

•	the budget and procurement cycles associated with government programs;

•	the mix of product and engineering service revenues;

•	the timing of new product introductions by both the Company and its competitors;

•	pricing by both the Company and its competitors;

•	the Company’s ability to develop and market new products and services;

•	the Company’s ability to manufacture its products in a timely manner, at high quality levels, and at commercially reasonable costs;

•	the availability and cost of electronic components;

•	the timing and levels of sales and marketing expenditures and general economic conditions;

•	changes in the financial condition or budget of significant customers; and

•	the timing of sales within each quarter.

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

Dependence on Third-Party Suppliers

     The Company’s products may contain sole-sourced components such as microprocessors, signal processors, field programmable gate arrays (FPGA) and application specific integrated circuits (ASIC) from suppliers including, but not limited to, Xilinx, Freescale, Texas Instruments, Analog Devices, Altera, Toshiba, Atmel and Broadcom. Each of these suppliers is the sole manufacturer of their respective components. The Company generally does not have supply guarantees with these suppliers and there can be no assurance that these suppliers will continue to meet its requirements. If any of the sole-sourced suppliers limit or reduce the sale of these components, the Company may be unable to fulfill customer orders in a timely manner or at all. The availability of many of these sole-sourced components is dependent in part on the Company’s ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of components from sole-sourced suppliers, such shortages have not to date had a material adverse effect on the Company’s operating results.

     Supply shortages for other components can delay production and thus delay revenue of all products using that component or cause price increases in the products and services provided. In the past the Company has secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on the Company’s business or cause its results of operations to fluctuate from period to period.

     If software developed and maintained by third party suppliers, which is incorporated into products offered by the Company, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company’s product lines, this could result in a decline in demand for the affected products.

Contract Manufacturing

     The Company currently relies on contract manufacturers to assemble and test the majority of its printed circuit board assemblies in accordance with its specifications. While the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such contract manufacturers could disrupt or delay the Company’s ability to deliver its products to its customers and have a materially adverse effect on its business, financial condition and results of operations.

     The contract manufacturing industry also is subject to consolidation. While the Company has not experienced any impact from such consolidation to date, there is no assurance that future merger or acquisitions will not have an adverse effect on the Company’s current working relationships. Furthermore, there is no assurance that the Company will be able to secure new contract manufacturing relationships in a timely manner. The Company may incur significant set-up costs and delays in manufacturing should it be necessary to replace any key suppliers due to work stoppages, shipping delays, financial difficulties or other factors.

Potential Undetected Errors

     The Company develops complex hardware and software products that may contain undetected errors or failures. Although the Company extensively tests its products prior to their introduction, design errors or hidden defects in third party components or software may only be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Intellectual Property Rights

     The Company believes that protection of its proprietary intellectual property is important. The Company seeks to maintain the proprietary nature of its technology through limited disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. As of March 11, 2005, the Company has one patent related to differential signal processing power management. While the Company has applied to the United States Patent and Trademarks Office for four additional patents over the period October 2000 to December 31, 2004 and applied to the Canadian Intellectual Property Office for one patent in October 2001, there can be no assurance that these patents, if granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by patent laws and the laws related to trade secrets in the event that a competitor infringed upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its proprietary intellectual property will be effective in preventing misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such an event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

Dependence on Key Personnel

     The success of the Company is dependent in large part on certain key management and technical personnel. The loss of one or more of these key personnel could adversely affect the Company’s business. The Company believes that its future success depends significantly upon its ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. There can be no assurance that the Company will be successful in these efforts due to the high level of competition in the embedded systems industry in general and in the signal-processing segment of the embedded systems industry in particular. The Company’s business and operating results may be materially and adversely affected if it is unsuccessful in these efforts.

Export Controls

     A number of the Company’s products include items that are regulated by U.S. and Canadian export control laws. Some of these U.S. controlled products have also been classified as munitions and are subject to the International Traffic in Arms Regulations, or ITARs, which are promulgated under the authority of the Arms Export Control Act 22 U.S.C. 2778-2994. These regulations determine the countries in which the Company’s products that are classified as munitions can be marketed and sold. The regulations require the Company to apply for individual retransfer authorizations (export permits) from the U.S. Department of State, for each transaction involving a regulated product. The Company is continually applying to expand the permitted territories for its products, which is often a protracted process, with unpredictable results. All of the Company’s products, including those regulated by the U.S. Department of State, are also subject to Canadian export control laws. The Canadian laws have been largely harmonized with both U.S. and international laws, as Canada is a signatory to many international conventions.

Technology Partnerships Canada

     The Company was audited in the fourth quarter of 2004 by Industry Canada in relation to its Technology Partnerships Canada, or TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits are focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955,000 ($794,000) in relation to its TPC funding agreement dated March 1999 of which Cdn$60,000($50,000) has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of $50,000 related to such fees paid to such consultant, which the Company believes will be sufficient to cover the probable assessment arising as a result of the audit by Industry Canada. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004. The Company has not received any notification from Industry Canada regarding its audit conclusions and there can be no assurance that the amount accrued by the Company in respect of such matter will be sufficient.

Uncertainty of Current Economic and Political Conditions

     Current global economic and political conditions are extremely uncertain as the result of many factors including the terrorist attacks in the U.S. in 2001, the U.S. involvement in Iraq and other global conflicts and acts of terrorism. These uncertainties make it extremely difficult to estimate the level of growth for the economy as a whole and for the markets in which the Company operates. As the Company’s budgeting and forecasting depend on estimates of the growth of the markets it serves and the demand for its products, the prevailing economic uncertainties will render future earnings and expenditure projections even more difficult than usual to make.

Impact and Effectiveness of Cost Reduction Actions

     In January 2004 the Company undertook a corporate restructuring that included the reduction of its total workforce by 46 persons including four executive officers. The impact of the Company’s cost reduction activities on its sales and profitability may be influenced by many factors including, but not limited to, its ability to: (1) generate the level of cost savings expected and necessary to sustain the Company’s operations; (2) retain and recruit key employees; and (3) remain competitive and grow revenues in light of reduced sales and marketing budgets.

Stock Price Volatility and Access to Capital Markets

     The Company’s stock price has been volatile due in part to volatile securities markets and additional volatility specifically in the technology indices. Among other factors, the Company’s stock price is impacted by corporate financial performance, perceived spending by governments and prime contractors and the level of perceived growth in the markets in which the Company operates. The Company has historically met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities. This volatility in the capital markets, together with factors specific to the Company impacting the performance of its stock, could hamper or prevent the Company from successfully consummating a sale of its equity securities in the future, which in turn could have a material and adverse effect on the Company’s liquidity.

Ability to Obtain Adequate Insurance Coverage

     The Company has many types of insurance coverage. Many external factors including, but not limited to, the terrorist attacks on September 11, 2001 and ongoing corporate scandals have led to significant increases in the cost of insurance coverage. Insurance premiums have increased significantly and deductibles have increased. While the Company believes it has been able to obtain sufficient insurance coverage to date, there can be no assurance that adequate coverage will be available in the future at reasonable premium rates. If coverage is not available or premiums are extremely high, the Company may be forced to self-insure for certain matters, which could substantially increase the risk to the Company’s financial condition in the event of a loss.

Audit Firm Risk

     The SEC requires the Company’s annual financial statements to be audited and quarterly statements reviewed by an Independent Public Accounting Firm registered with the Public Company Accounting Oversight Board. In the current market, certain registered independent public accounting firms are being forced to terminate client relationships due to lack of qualified audit staff. While the Company has had no difficulty obtaining audit and related services to date, it cannot ensure that it will be able to do so in the future.

U.S. Protectionism

     The Company currently develops and produces the majority of its products outside of the U.S. and sells the majority of its products to U.S. based customers. While the Company has established a wholly owned U.S. subsidiary to sell products and services into the U.S. marketplace, there can be no assurance that U.S. customers will continue to purchase foreign sourced products at current levels.

Environmental Regulations

     The Company’s products may become subject to new European substance bans and product take-back regulations that would make the Company responsible for recycling and/or disposing of products the Company has sold. These and other proposed environmental laws may become more stringent over time, may be required in more places where the Company does business and may require the Company to incur increased costs for compliance. Although costs relating to environmental matters have not resulted in a material adverse effect on the Company’s business, results of operations or financial condition in the past, there can be no assurance that such costs will not have a material adverse effect in the future. The Company works with its suppliers to encourage the sharing of non-proprietary information on environmental research and compliance programs.

Reliance on Information Technology Systems and Networks

     The Company relies on complex information technology systems and networks to operate its business. While the Company has implemented various measures to secure its network and manage system disruptions, all information technology systems are potentially vulnerable to damage or interruption from a variety of sources including, but not limited to, computer viruses, security breaches, power disruptions, natural disasters, terrorist attacks or telecommunications failures. There is also a risk of disruption due to defective or improperly installed, new or upgraded business management systems. A significant system failure or security breach could negatively impact the Company’s operations and financial results and the Company may incur additional costs to remedy the damages incurred as a result of the security breach or disruption.

Item 4. Information on the Company.

A. History and Development of the Company

     Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company’s head office, and registered and records office, is located at 2700 Production Way, Suite 300, Burnaby, British Columbia, Canada, V5A 4X1.

     Spectrum Signal Processing (USA) Inc. is a Delaware company incorporated on August 11, 2000. Its headquarters is 6630E Eli Whitney Drive, Columbia, Maryland, USA 21046. Spectrum Signal Processing (USA) Inc. maintains a security-cleared facility that allows its employees to hold personal security clearances.

     The Company’s Internet address is www.spectrumsignal.com. The Company’s SEC filings are available through its website, which is linked to the SEC’s website, where copies of the Company’s public filings can be obtained free of charge.

B. Business Overview

Business Strategy

     Spectrum develops software defined radio products and services for defense electronics and satellite communications applications. The Company’s defense electronics focus is on the C4ISR market, or Command, Control, Computing, Communication, Intelligence, Surveillance and Reconnaissance. Target applications include military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications.

     Software defined radios are a type of communications device designed to allow multiple modes of operation and long-term upgrades via application software modifications as opposed to hardware retrofits. This flexibility allows software defined radio users to communicate securely between a diverse and ever-changing array of fixed and mobile platforms ranging from aircraft and surface vehicles, to semi-permanent and permanent command centers.

     The Company markets its software defined products and services to prime contractors and government agencies involved in advanced C4ISR development programs. Spectrum’s value proposition is to reduce the cost, schedule and technical risks of its customers’ programs. Within the commercial off-the-shelf, or COTS marketplace, Spectrum believes it differentiates itself with application expertise, product specificity and advanced engineering and support services.

     Spectrum’s business strategy has been to leverage its product and service offering by working closely with technology influencers and partnering with complementary product providers. By doing this, Spectrum has been able to field a growing offering of integrated, application-specific products under its COTS business model. These include rapid prototyping and development platforms targeted at military communications, electronic intelligence and satellite communications developers.

     Spectrum’s SDR-3000 software defined radio platform remains the only commercially available Software Communications Architecture, or SCA, enabled system endorsed by the Joint Tactical Radio System (JTRS) program. Spectrum continues to work closely with the JTRS Technical Laboratory to advance the state-of-the art in software defined radio technology.

Products

     Spectrum designs and develops software defined radio (SDR) platforms for defense electronics and satellite communications applications. Its flexComm product line is designed in a modular fashion such that different processing and input/output elements can be supported to meet the requirements of a range of applications. In addition, the Company provides advanced application engineering and support services to its customers.

     Spectrum’s SDR-3000 software defined radio product has been publicly endorsed by the U.S. Department of Defense as JTRS representative hardware for portability testing of JTRS waveforms. The Company believes this validation has resulted in a significant increase in awareness of the Company’s products and services within the military communications community.

     The cornerstones of Spectrum’s flexComm product line are its SDR-3000 and High Channel Density Receiver, or HCDR, products. The SDR-3000 and HCDR product lines are supplemented by two new processing modules based on the Xilinx™ Virtex-II field programmable gate array and the Texas Instruments C64x digital signal processor. These modules support the Company’s flexComm portfolio strategy and are a critical element in securing new design-ins.

     The Company continues to support its general-purpose products, such as those products supporting the Analog Devices SHARC digital signal processors and older Texas Instruments digital signal processors, under ongoing production contracts. Programs may have a lifetime of 15 or more years. The Company will continue to support its general-purpose products as long as there are customer orders and all the components are available. As more of the components on general-purpose products become obsolete, it becomes necessary to end-of-life certain products, at which time all existing customers have the opportunity to place last time orders or to purchase obsolete components to facilitate future builds. Several of the Company’s Analog Devices-based products fit into this category and are expected to be obsolete during the next few years.

     In early 2004, the Company ceased all new development in its packet-voice product line and, as a result, is not planning next generation aXs products. The Company continues to support its current aXs customers and products.

Research and Product Development

     The Company believes that continued investment in research and development is critical to its future success. The Company’s research and product development efforts focus primarily on the development of next generation products for defense electronics and commercial-satellite communications markets. The Company maintains teams of software and hardware engineers dedicated to the development of integrated hardware and software solutions.

     The Company generates a percentage of its revenues from engineering and support service contracts with its customers. These contracts, which may facilitate product orders, may also provide the Company with partial funding for the development of certain of its products. The Company provides engineering services under time and materials and milestone-based contracts. The Company currently maintains engineering service contracts with several of its customers and intends to pursue similar contracts in the future.

     In 2004 the Company substantially grew its Applications Engineering Services, or AES, group within its U.S. subsidiary, Spectrum Signal Processing (USA) Inc. This services group develops hardware and software solutions based on Spectrum’s standard products to fit the customer’s specific requirements. Generally, these services are rendered on a time and materials basis.

Engineering

     The Company’s technical strengths include high performance and high-density hardware, Application Specific Integrated Circuit, or ASIC, design, Field Programmable Gate Array, or FPGA design, embedded and real-time software development, Digital Signal Processing, or DSP, algorithm development and systems integration capabilities. The Company believes that its technical strengths, coupled with its specialized application knowledge, enable it to provide fully integrated signal processing systems or subsystems as required by its customers.

     The Company’s engineers use a broad array of proprietary and licensed signal processing technologies to identify and develop the appropriate hardware and/or software solution for each application. The Company’s engineers work with their customers’ counterparts early in the design process to ensure that the benefits of its systems are fully realized in the customer’s end product. Established signal processing design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team conducts pre-production tests to give customers the opportunity to observe how a system functions in an application so that necessary adjustments can be made before final production. When the customer has approved a signal processing design, the Company has the product manufactured in the quantity desired by the customer. The Company’s engineers also assist customers with project management, test software developments, board layout and manufacturing and system integration and testing.

Customers

     The Company conducted business with over 90 customers in 2004. A small number of these customers accounted for a substantial portion of the Company’s 2004 revenue. In 2004, the Company’s three largest customers accounted for approximately 20%, 13% and 10% of the Company’s sales for the year, respectively. In 2003 and 2004, the U.S. government accounted for approximately 9% and 10%, respectively, of the Company’s sales during such periods. Although the Company is seeking to broaden its customer base, for the foreseeable future, the Company expects to continue to depend on a small number of significant customers for the majority of its revenues.

Competition

     The software defined radio market is becoming increasingly competitive as the technology matures. The principal competitive factors in this market include application knowledge, product performance, price, commercial availability, engineering and support services and access to new technologies.

     The Company competes against in-house development teams at several of its target customers. Many of the Company’s target customers have significant financial and research and development resources that allow them to develop software reconfigurable radio technologies in-house. While the trend has been towards outsourcing and usage of COTS products, there is no assurance that this trend will continue.

     The Company also faces competition from a small number of signal processing board and platform vendors. These represent a diverse range of companies in terms of financial and engineering resources from small job shops to larger companies, such as Mercury Computer Systems Inc. In relative terms, the Company represents a medium sized firm. The Company believes its application knowledge is increasingly becoming a meaningful differentiator that would take a significant investment of time and money to replicate.

Sales, Marketing and Distribution

     Spectrum’s sales and marketing strategy is to develop strategic customer relationships within each of its target markets. The Company believes that early access to a customer’s product plans enables it to support and influence the customer from initial product development through to volume production.

     Spectrum’s sales objective is to be “designed in” by a customer early in the design and development phase of a project. Spectrum then supports the customer throughout the development process and familiarizes itself with the specific application. At this stage, the number of units sold remains modest. Next, Spectrum works closely with the customer to define the precise product specifications required for production deployment and Spectrum will then modify its standard COTS solutions according to the customer’s requirements. Once in production, unit sales may grow substantially.

     By designing its products for easy migration from development to production phases and particularly by offering easy software portability across its product offering, Spectrum supports this sales strategy through its product roadmap.

     Most of the Company’s revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland, California, New Hampshire and the United Kingdom. Spectrum has a senior sales team, which is supported by field applications engineers, who work closely with the sales team and with customers. The Company’s field application engineers play a key role in pre-sales technical support by assisting customers with product development and system integration issues. The Company’s sales force is trained on the Company’s products and services on a periodic basis.

     The Company currently maintains distribution agreements with distributors covering Austria, the Benelux countries, China, Eastern Europe, France, Germany, India, Israel, Italy, Japan, Singapore, South Korea, Spain, Switzerland and Taiwan.

Operations

     The Company’s operations group manages its logistics, manufacturing, planning, procurement, customer service and quality assurance functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board and system-level products, cable assemblies and some ASIC manufacturing. The Company believes that an outsourcing model allows it to focus more of its resources on its market position in such areas as research and product development, sales, marketing and customer support while providing a scalable, cost effective source of quality manufacturing capacity.

     Established standards for assembly, testing and quality assurance are monitored through a quality control program throughout the assembly and final inspection process. Additionally, the Company must meet certain specified quality goals under several of its customer supply agreements. The Company achieved ISO 9001 certification in 1994 and received ISO 9001:2000 standard certification in 2003.

     The Company supports its ISO 9001:2000 quality standards by providing after-sale technical support. The Company’s support team is staffed with application engineers who are experienced in a broad variety of hardware and software products

Suppliers

     The Company’s signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including but not limited to Xilinx, Freescale, Texas Instruments, Analog Devices, Altera, Toshiba, Atmel and Broadcom. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company generally does not have long-term agreements with any of its suppliers. The availability of many of these components is dependent in part on the Company’s ability to accurately forecast its future requirements. While shortages of these components have not had a material adverse effect on operating results to date, the availability of such components remains an inherent risk.

C. Organizational Structure

     The Company operates in the digital signal processing systems industry and is functionally organized. The Company has made and continues to make resource allocation decisions based on one operating segment.

     Spectrum has two wholly owned subsidiaries, Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to conduct the Company’s European operations. Spectrum Signal Processing (USA) Inc. maintains a security-cleared facility in Columbia, Maryland, which allows Spectrum Signal Processing (USA) Inc.’s employees to hold personal security clearances. Spectrum Signal Processing (USA) Inc. acts as the Company’s U.S. sales agent.

D. Property, Plants and Equipment

     The Company leases its head office facility that is located at 2700 Production Way, Burnaby, British Columbia. The Company renegotiated its lease agreement for this facility as part of its restructuring undertaken in 2004. The lease renegotiation terms included a one time fee, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights, and the issuance of 200,000 Common Shares and the issuance of warrants to purchase an additional 200,000 Common Shares. These warrants allow the holder to purchase 20,300 Common Shares at Cdn$2.43 ($2.02) per share and 179,700 Common Shares at Cdn$2.52 ($2.09) per share. The size of the Company’s premises under lease is approximately 24,000 square feet. The Company’s new minimum lease payments will range between $375,000 and $460,000 annually over the balance of the new lease term, which expires January 31, 2014.

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

A. Operating Results

Executive Overview

Business

     Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products. In 2000, the Company ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant processor roadmap risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004. This decision followed a six-month strategic review process, which included an evaluation of the potential sale of part or all of the Company.

     Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This market includes military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more-integrated solutions that are designed to reduce the cost, schedule and technical risk related to its customers’ development initiatives.

     Spectrum continues to sell both general-purpose and packet-voice signal processing products. The Company’s decision to cease investment in these product lines, however, has had and is expected to continue to result in declining revenues from these products over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor its future products and service revenues will fully offset the decline in its general-purpose and packet-voice product revenues.

Key 2004 Financial Results

•	Among Spectrum’s 2004 goals were to produce positive quarterly net earnings by the end of the year and to increase its number of active design-ins.

•	Spectrum’s revenues were $17.9 million in 2004, down 9% from $19.6 million in 2003. Spectrum’s revenue decline was attributable to general purpose product revenues declining faster than its flexComm product revenues increased. The Company ceased investment in general purpose product development in 2000.

•	Spectrum’s gross margin was 58.7%, consistent with the Company’s target gross margin range.

•	Spectrum reported a net loss of $1.6 million in 2004, compared to a net loss of $4.8 million in 2003. Spectrum’s net loss was largely attributable to the Company’s January 2004 restructuring undertaken to focus the Company on its core markets and align its cost structure with its anticipated revenues.

•	Spectrum’s cash and cash equivalents were $3.3 million as at December 31, 2004, compared to $458,000 as at December 31, 2003.

Key 2004 Initiatives

     Spectrum initiated a review of several strategic alternatives in July 2003. In January 2004, Spectrum’s Board of Directors, together with its management, decided to restructure the Company and pursue a stand-alone strategy. The restructuring included ceasing all new investment in Spectrum’s packet-voice product line, a workforce reduction of 46 employees, including the departure of four executives, and the subsequent reorganization of the

Company into functional departments. The Company also concluded a renegotiation of its head office facility lease. Overall, Spectrum targeted approximately 25% in expense reductions. The objective of the restructuring was to focus the Company’s activities on the defense C4ISR and commercial satellite communications markets.

     Spectrum set a number of goals for 2004 and performed relative to these goals as follows:

•	Return to profitability over the course of the year. Spectrum earned a net profit in its second, third and fourth quarters of 2004.

•	Focus on the core defense and satellite communications markets. The Company achieved 12 new design-ins in these markets.

•	Maximize the residual value of the Company’s packet-voice business. Spectrum generated approximately $4.1 million of packet-voice product and technical support revenues.

•	Stabilize the Company and build a base for future growth. Over the course of the year, Spectrum strengthened its balance sheet with cash and cash equivalents growing from $458,000 at December 31, 2003 to $3.3 million as at December 31, 2004.

Key 2005 Challenges and Opportunities

     While 2004 was a rebuilding year for Spectrum, the Company intends to make 2005 the year to position the Company for growth.

     Spectrum expects to face a number of challenges in 2005, including:

•	The continued decline in legacy product and packet-voice product and service revenues;

•	The long sales cycle associated with the Company’s current generation products and the possibility that near term revenues from current generation products will not increase sufficient to fully offset the decline in general-purpose and packet-voice revenues;

•	The expected increase in the value of the Canadian dollar relative to the U.S. dollar and the increase in expenses that will result when such expenses are expressed in U.S. dollar terms;

•	An increase in personnel expenses and other pressures related to an improving labor market; and

•	The need to prepare the organization for growth while continuing to maintain expense control.

     Spectrum’s management is excited about the Company’s potential for 2005 and beyond. Opportunities for 2005 include:

•	The signing of production sales contracts. While these contracts are not expected to yield significant revenues in 2005, they are expected to provide for a more stable revenue stream in future years;

•	A continuation of the Company’s current success in obtaining design-ins with its flexComm products; and

•	Growth of the Company’s Application Engineering Services group.

Results of Operations

The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

	Years ended December 31,
	2002	2003	2004

Sales	100.0%	100.0%	100.0%

Cost of sales	41.9	43.5	41.3

Gross margin	58.1	56.5	58.7

Administrative	22.2	24.3	20.4
Sales and marketing	17.7	24.0	14.0
Research and development	20.8	24.4	15.5
Amortization	3.2	4.5	3.3
Write-off of capital assets	—	2.7	1.5
Restructuring and other charges	7.1	0.9	12.9

	71.0	80.7	67.6

Loss from operations	(12.9)	(24.2)	(8.9)
Interest expense	—	0.2	—
Other income	—	—	—

Loss before income taxes	(13.0)	(24.4)	(8.9)
Income tax expense	—	—	—

Net loss	(13.0)	(24.4)	(8.9)

Selected Financial Data by quarter for the two year period ended December 31, 2004
 (Expressed in millions of United States dollars, except per share amounts)

	2003				2004
	3/31	6/30	9/30	12/31	3/31	6/30	9/30	12/31

Sales	$5.7	$4.1	$5.1	$4.7	$4.3	$4.2	$4.8	$4.6

Gross profit	3.6	1.7	2.9	2.9	2.5	2.5	2.7	2.8

Operating expenses	3.5	4.2	4.3	3.9	4.8	2.4	2.4	2.5

Net earnings (loss) before discontinued operations and Aextraordinary items	0.0	(2.5)	(1.4)	(0.9)	(2.3)	0.2	0.3	0.3

Net earnings (loss)	0.0	(2.5)	(1.4)	(0.9)	(2.3)	0.2	0.3	0.3

Net earnings (loss) before discontinued operations and extraordinary items – per share
Basic	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01	$0.02	$0.02
Diluted	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01	$0.02	$0.02

Net earnings (loss) – per share
Basic	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01	$0.02	$0.02
Diluted	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01	$0.02	$0.02

Three Months Ended December 31, 2004 Compared to the Three Months Ended December 31, 2003

     Sales – Sales for the fourth quarter of 2004 were $4,597,000, a decrease of $131,000, or 3%, relative to sales in the fourth quarter of 2003. Included in sales were revenues from the Company’s wireless product line of $4,181,000 or 91% of sales, compared to $3,775,000 or 80% of sales in the fourth quarter of 2003. Also included were revenues from the Company’s packet-voice product line of $416,000 or 9% of sales, compared to $953,000, or 20% of sales for the fourth quarter of 2003. The decrease in the Company’s sales in the fourth quarter of 2004 compared to sales in the fourth quarter of 2003 was attributable to decreased sales of the Company’s general-purpose and packet-voice products. This decrease was partially offset by an increase in sales of the Company’s current generation flexComm wireless products and services. The Company expects that sales of its general-purpose and packet-voice products will continue to decline in future periods and expects sales of its current generation flexComm wireless products to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects to realize nominal revenues from packet-voice sales through 2005.

     Gross Profit – Gross profit decreased to $2,787,000 for the fourth quarter of 2004 from $2,946,000 for the fourth quarter of 2003, a decrease of $159,000 or 5%. Gross margin (profit as a percentage of sales) was 61% for the fourth quarter of 2004 and 62% for the fourth quarter of 2003. The Company’s historical gross margin percentage has varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.

     Administrative – Administrative expenses for the fourth quarter of 2004 were $848,000, or 18% of sales for the period, compared to $1,119,000 or 24% of sales for the fourth quarter of 2003. Administrative expenses were lower in the fourth quarter of 2004, in both dollar terms and as a percentage of sales, due primarily to a reduction in the number of administrative employees and reduced facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004 as well as reduced professional fees. These savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar and a bad debt charge reflected in the quarter.

     Sales and Marketing – Sales and marketing expenses for the fourth quarter of 2004 were $639,000 or 14% of sales for the period, compared to $978,000, or 21% of sales for the fourth quarter of 2003. Sales and marketing expenses were lower for the fourth quarter of 2004, in both dollar terms and as a percentage of sales, due to reductions in the number of sales and marketing employees and related costs resulting from the Company’s January 2004 restructuring activities.

     Research and Development – Research and development expenses were $862,000 for the fourth quarter of 2004, or 19% of sales for the quarter, compared to $1,220,000, or 26% of sales for the fourth quarter of 2003. The decrease in R&D expenditures resulted primarily from expense offsets of $248,000 accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition.” The Company’s agreement with TPC, which was finalized in March 2004, allows the Company to claim funding from TPC for 25% of eligible expenses incurred after June 18, 2003 until December 31, 2006. Funding from TPC related to eligible R&D expenditures is treated as an expense offset and amounts yet to be received are carried on the Company’s balance sheet as “Receivable from Technology Partnerships Canada.” In addition, the Company’s R&D expenses were lower in the fourth quarter of 2004 compared to the fourth quarter of 2003 due to a reduction in the number of R&D employees as the result of the Company’s January 2004 restructuring. Since the majority of the Company’s R&D expenses are incurred in Canada, the above savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar.

     Amortization – Amortization expense for the fourth quarter of 2004 was $151,000, or 3% of sales for the period, compared to $232,000, or 5% of sales for the fourth quarter of 2003. Amortization expense was lower in the fourth quarter of 2004 due to the cumulative impact of the Company’s capital asset write-downs in the second half of 2003 and the first quarter of 2004.

     Net Earnings (Loss) — The Company had net earnings for the fourth quarter of 2004 of $294,000 compared to a net loss of $940,000 for the fourth quarter of 2003. The Company’s earnings per share (basic and diluted) for the fourth quarter of 2004 was $0.02, compared to loss per share (basic and diluted) of $0.06 for the fourth quarter of 2003.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Sales — Net sales in 2004 were $17,858,000, a decrease of $1,770,000, or 9.0%, compared to sales in 2003. Included in sales were revenues from the Company’s wireless product line of $13,730,000 or 76.9% of sales, compared to $16,036,000, or 81.7% of sales in 2003. Also included were revenues from the Company’s packet-voice product line of $4,128,000, or 23.1% of sales, compared to $3,592,000, or 18.3% of sales in 2003. The decrease in the Company’s sales in 2004 compared to sales in 2003 was attributable primarily to a significant reduction in sales of the Company’s general-purpose products as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its general-purpose and packet-voice products will continue to decline in future periods and expects sales of its current generation flexComm wireless products to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects to realize nominal revenues from packet-voice sales through 2005.

     Gross Profit — Gross profit decreased to $10,478,000 in 2004 from $11,090,000 in 2003, a decrease of 5.5%. Gross margin (profit as a percentage of sales) increased to 58.7% in 2004 from 56.5% in 2003. The Company’s historical gross margin varies due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.

     Administrative — Administrative expenses were $3,647,000, or 20.4% of sales in 2004, compared to $4,763,000, or 24.3% of sales in 2003. Administrative expenses were lower in 2004, both in dollar terms and as a percentage of sales, due primarily to reductions in employee compensation expenses resulting from a reduction in the number of administrative employees, and reduced facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004. These savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar and reduced returns realized from foreign currency derivative contracts.

     Sales and Marketing — Sales and marketing expenses were $2,491,000, or 13.9% of sales in 2004, compared to $4,705,000, or 24.0% in 2003. Sales and marketing expenses were lower in 2004, in both dollar terms and as a percentage of sales, due to reductions in the number of sales and marketing employees and related costs resulting from the Company’s January 2004 restructuring activities and reduced spending on third party sales representative commissions.

     Research and Development — Research and development expenses were $2,763,000, or 15.5% of sales in 2004, compared to $4,783,000, or 24.4% of sales in 2003. R&D expenses incurred in 2004 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from expense offsets of $1,247,000 accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition.” In addition, the Company’s R&D expenses were lower in 2004 due to a reduction in the number of R&D employees resulting from the Company’s January 2004 restructuring and reduced spending on engineering prototypes. Since the majority of the Company’s R&D expenses are incurred in Canada, the above savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars from the appreciation of the Canadian dollar relative to the U.S. dollar and an increase in variable employee compensation expense.

     Amortization — Amortization expense in 2004 decreased to $582,000, or 3.3% of sales compared to $886,000, or 4.5% of sales in 2003. The decrease in amortization expense in 2004 results from a decreased investment in capital assets and from write-downs of capital assets in 2003 and 2004.

     Write-down of Capital Assets – In connection with the Company’s January 2004 restructuring activities, it evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270,000 in 2004. The Company was required to reduce the carrying value of the assets to their estimated fair value and recognize asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

     Restructuring and other charges — Restructuring and other charges in 2004 were $2,312,000 relating primarily to the implementation of a business restructuring in January 2004 that included a workforce reduction of 46 persons, including four executives.

     Net Loss — The Company had a net loss of $1,592,000 in 2004, compared to a net loss of $4,792,000 in 2003. The Company’s loss per share (basic and diluted) in 2004 was $0.09, compared to a loss per share (basic and diluted) of $0.33 in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Sales — Net sales in 2003 were $19,628,000, a decrease of $3,170,000, or 13.9%, compared to sales in 2002. Included in sales were revenues from the Company’s wireless product line of $16,036,000, or 81.7% of sales, compared to $21,526,000, or 94.4% of sales in 2002. Also included were revenues from the Company’s packet-voice product line of $3,592,000, or 18.3% of sales, compared to $1,272,000, or 5.6% of sales in 2002. The decrease in the Company’s sales in 2003 compared to sales in 2002 was attributable primarily to a significant reduction in sales of the Company’s general-purpose products as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its general-purpose and packet-voice products will continue to decline in future periods and expects sales of its current generation flexComm wireless products to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects to realize revenues from packet-voice product sales through the first half of 2004 after which time it expects that packet-voice product revenues will become nominal.

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

     Administrative — Administrative expenses were $4,763,000, or 24.3% of sales in 2003, compared to $5,071,000, or 22.2% in 2002. The decrease in administrative expenses results from increased gains from foreign currency derivatives contracts as well as reduced employee compensation and facilities expenses due to the Company’s restructuring in the fourth quarter of 2002. These expense reductions were partially offset by increases to Canadian dollar denominated expenses as the result of the stronger Canadian dollar, increased professional fees related to the Company’s strategic review in 2003 and increased bad debt expense due to the Company’s ability to collect an account in 2002 that had previously been provided for in the Company’s allowance for doubtful accounts. Administrative expenses as a percentage of sales increased in 2003 due to reduced sales in the year without a commensurate reduction in administrative expenses.

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

     Write-down of Capital Assets — The Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $529,000 in 2003. The Company was required to reduce the carrying value of the assets to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

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

B. Liquidity and Capital Resources

     The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, TPC funding and from funds generated by the sale of its equity securities.

     During the year ended December 31, 2004, the Company used $361,000 in cash for operating activities due primarily to a net loss of $1,592,000, which included non-cash amortization of $609,000 and capital asset write-downs of $270,000. These uses of cash were partially offset by a decrease in trade receivables of $235,000 and an increase in deferred revenue of $216,000.

     Cash used for investing activities during the year ended December 31, 2004 was $444,000. In the year, the primary investing activity was the purchase of capital assets.

     Cash provided by financing activities during the year ended December 31, 2004 was $3,673,000. Of this amount, $1,966,000 was generated from the Company’s issuance of shares from a private placement of equity securities in the first quarter of 2004 and $1,707,000 was generated from the exercise employee stock options and of share purchase warrants related to the Company’s private placement.

     At December 31, 2004 and December 31, 2003, the Company’s cash and cash equivalents were $3,326,000 and $458,000 respectively. Other than required future payments under operating leases and other contractual obligations as described in the tables below and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at December 31, 2004 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully effect future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.

     The Company has entered into various operating lease agreements with remaining terms of up to approximately nine years for office premises and equipment. Expected minimum annual lease payments are outlined in the table below. Additional information concerning contractual obligations is set forth in Section 5F below.

2005	$517,000
2006	489,000
2007	436,000
2008	414,000
2009	415,000
2010 and thereafter	1,819,000

$4,090,000

     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration and the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, will range from approximately Cdn$450,000 ($375,000) to Cdn$550,000 ($460,000) annually over the balance of the new lease term, which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issue the owner 200,000 of the Company’s common shares and grant the owner warrants to purchase an additional 200,000 Common Shares. These warrants allow the holder to purchase 20,300 Common Shares at Cdn$2.43 ($2.02) per share and 179,700 Common Shares at Cdn$2.52 ($2.09) per share. Additional information regarding the Company’s lease renegotiation fees can be found below in “Item 18 – Financial Statements”.

     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,241,000). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering could not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217,000 ($163,000), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the compensation warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model. During the year ended December 31, 2004, 89,594 compensation warrants were exercised by the selling brokers.

     In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($9,496,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. During the year ended December 31, 2004, the Company accrued royalties of $168,000 (Cdn$219,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of its investment.

     On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in defense and satellite communications applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300,000 ($6,897,000) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and service revenues, in excess of Cdn$22,368,000 ($18,587,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($8,725,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment. As annual eligible gross revenues of Cdn$22,368,000 ($18,587,000) have not been realized during the twelve months ended December 31, 2004, no royalties have been accrued.

     In the fourth quarter of 2004, the Company was audited by Industry Canada in relation to its TPC contribution agreements as part of a broader Industry Canada review of Technology Partnerships Canada funding agreements. These compliance audits are focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955,000 ($794,000) in relation to its TPC contribution agreement dated March 1999. The Company has not received any notification from Industry Canada with regard to its audit findings. The Company currently believes it is probable this matter will result in an assessment and it is probable the Company will repay approximately $50,000 to Industry Canada. In accordance with the provisions of Financial Accounting Standards No. 5, “Accounting for Contingencies” the Company has accrued a liability of $50,000 at December 31, 2004, which the Company believes will be sufficient to cover the expected assessment arising as a result of the audit by Industry Canada. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.

     The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,155,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($831,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2004 were nil.

Currency Derivative Contracts

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,972,000). The Company was party to foreign currency futures contracts with a total notional principal of Cdn$6,800,000 ($5,651,000) at December 31, 2004. Details of these contracts can be found below in “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Inflation and Foreign Currency Fluctuations

     The Company believes that inflation and other changes in prices have not had a material effect on the Company.

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter foreign currency derivative contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

     During the year ended December 31, 2004, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

     The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of the Company’s customers deteriorates, increases in the allowance may be made at the time that determination is made. The vast majority of the Company’s customers are national governments, large government prime contractors or large commercial customers and, as a result, the Company believes its exposure to credit risk is low. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2004 28% of trade receivables were subject to credit insurance.

•	The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company’s projections, an additional inventory write-down may be required.

•	As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet to the extent that a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

•	The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company’s overall business strategy; significant negative industry or economic trends; significant decline in the Company’s stock price for a sustained period and the Company’s market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

•	The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management’s best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust its provision for warranty costs.

Impact of Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all, share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

     Additional information regarding the accounting pronouncements applicable to the Company can be found below in “Item 19 – Financial Statements”.

Change in Functional Currency

     As of January 1, 2003 the Company adopted the U.S. dollar as its functional currency. The Company made this change because the U.S. is the largest source of its revenues, the location of its major customers and the currency in which it incurs significant costs. Accordingly, foreign currency denominated balances of the Company are remeasured into U.S. dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in earnings (loss) for the period.

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

Patents and Licenses

     The Company believes that protection of its intellectual property is important. The Company has acquired expertise in developing, and has developed, a number of proprietary signal processing technologies, including: government and commercial signal processing hardware subsystems, development software, application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology by limiting disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded, and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. There can be no assurance that any steps taken by the Company to protect its intellectual property will be effective in preventing misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.

     The Company claims copyright protection for each printed circuit board, integrated circuit or software program developed internally. The Company has six registered trademarks in Canada, for “DSP”, “VASP”, “Media~Link”, “Office F/X”, “DSP~Link”, and “Solano”, two registered trademarks in the United States, for “DSP~Link” and “Solano”. In addition, the Company has one registered trademark in the European Community, for Solano. flexComm™ and quicComm™ are also trademarks of the Company.

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

D. Trend Information

Spectrum faces a number of trends which may impact its business including:

Market - Spectrum develops and sells integrated solutions and services targeted specifically at defense and satellite communications applications as opposed to developing signal processing boards for the general-purpose signal processing market. Additionally, in early 2004, Spectrum ceased all new development in its packet-voice product line. Spectrum is experiencing an increase in its average selling prices as a result of this transition.

Product Mix - Given the change in its market focus, Spectrum is experiencing declining sales of its general-purpose wireless and packet-voice products. Conversely, Spectrum is experiencing increasing sales of its current generation of flexComm products and related services. There can be no assurance, however, that revenues from these products and services or the Company’s future products and services will fully offset the decline in general-purpose and packet-voice product revenues.

Technology - Spectrum is seeing the high performance computing market demand moving from homogeneous processing products that use a single type of processor to heterogeneous processing solutions that use multiple types of processors for optimal system performance. Accordingly, Spectrum has embraced heterogeneous processing and high-speed fabrics to efficiently move large amounts of data within and in and out of systems. Spectrum is also developing and selling more integrated products that may include third-party hardware and software.

Customer Mix - A continuing trend for Spectrum is its reliance on a small number of customers to provide the majority of its revenue. For example, the U.S. government accounted for 10% of the Company’s revenues in 2004 and 9% of revenues in 2003. The U.S. government is increasingly outsourcing to primary contractors the responsibility for purchasing items from more modestly sized contractors such as Spectrum. There can be no assurance that primary contractors will continue the same level of purchasing from Spectrum as that maintained by the U.S. government.

Supply Chain Model - Spectrum continues to use third party electronic manufacturing service firms to manufacture its products. The Company continues to use a split-procurement model pursuant to which it procures certain high-priced or long lead time components itself and its electronic manufacturing service providers source all other components based on sales forecast information. While Spectrum has experienced a trend of declining inventory levels as a result of this model, there can be no assurance that this trend will continue.

Foreign Exchange - Spectrum sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Over the course of 2004, the Canadian dollar experienced a sustained appreciation vis-à-vis the U.S. dollar that negatively impacted Spectrum’s operating expenses and net loss. Should the Canadian dollar continue to appreciate relative to the U.S. dollar, Spectrum’s operating expenses and net earnings will be further impacted.

Accounting Pronouncement – See “Impact of Recent Accounting Pronouncements” in Item 5.B. above for a discussion of recent accounting pronouncements that the Company expects to have a material impact on the Company’s consolidated results of operations and earnings per share.

E. Off-Balance Sheet Arrangements

     None

F. Tabular Disclosure of Contractual Obligations

	Payments due by period (000’s)
		Less than			more than
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	4,090	517	925	829	1,819
Purchase obligations	—	—	—	—	—
Other long-term liabilities	1,008	103	209	232	464

Total	$5,098	$620	$1,134	$1,061	$2,283

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Name	Age	Position

Irving Ebert (1)	55	Chair of the Board and Director

Pascal Spothelfer	44	President, Chief Executive Officer and Director

Brent Flichel	36	Vice President, Finance, Chief Financial Officer and Secretary

Mario Palumbo	39	Vice President, Engineering

Leonard Pucker II	41	Chief Technology Officer

Andrew Harries (2)	42	Director

Jules Meunier (1)	49	Director

Matthew Mohebbi (2)	51	Director

Glenford Myers (2)	58	Director

Peter Roberts (1)	61	Director

(1)	Member of the Audit and Governance Committee. Each member is considered independent and financially literate pursuant to the Securities Act (Ontario).

(2)	Member of the Compensation and Nomination Committee.

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

     Mario Palumbo was appointed Vice President Engineering in January 2004, having previously held the position of Director of Engineering. Dr. Palumbo joined the Company in 1998 with the acquisition by the Company of the net assets of Alex Computer Systems, where he served as the Applications Engineering Manager. Dr. Palumbo’s domain expertise includes digital signal processing algorithms for a variety of applications and large-scale multi-processor systems. Dr. Palumbo received his Bachelors of Science in Physics from Binghamton University and both his Masters of Science and his PhD in Physics from Purdue University.

     Leonard Pucker was appointed Chief Technology Officer in March 2004, having previously held the position of Chief Technology Officer, Wireless. Mr. Pucker joined the Company in 2000. Before joining the Company, Mr. Pucker held the position of Principal Engineer at ITT Industries from 1999 to 2000. Mr. Pucker’s domain expertise includes software defined radios, architectures for high performance digital signal processing, and communication system design. Mr. Pucker received his Bachelors of Science in Electrical Engineering from the University of Illinois, and his Masters of Science at The Johns Hopkins University.

     Andrew Harries has been a Director of the Company since April 1999. Mr. Harries is currently President and CEO of Zeugma Systems, a Vancouver based start up company focusing on communications networking applications. Mr. Harries was Senior Vice-President, Corporate Development of Sierra Wireless Inc., a wireless data modem company he co-founded in 1993, up until starting Zeugma in October 2004. His career includes several years with the Mobile Data Division of Motorola Inc. where he was responsible for strategic planning and portable devices new product development.

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

     Glenford Myers was appointed a Director of the Company in November 2002. Mr. Myers has been founder and CEO of IP Fabrics Inc. since 2002. Mr. Myers founded RadiSys Corporation in 1987 and served as its CEO and Chairman from 1987 to 2002.

     Peter Roberts was appointed a Director of the Company in August 2004. Mr. Roberts was Chief Financial Officer and Corporate Secretary of Sierra Wireless, Inc. from 1999 to 2004. Prior to joining Sierra Wireless, Mr. Roberts served in senior financial roles over a fifteen-year period with Service Corporation UK plc, The Loewen Group Inc., Overwaitea Foods and Sydney Development Corporation. Before this, Mr. Roberts practiced a decade in public accounting. He holds Certified Public Accountant and Chartered Accountant designations.

     There is no family relationship between any of the Directors and the executive officers. There are no arrangements or understandings between any Director and executive officer and any other person pursuant to which any Director and executive officer was selected.

B. Compensation

EXECUTIVE COMPENSATION

     Particulars of compensation paid to the Company’s current Chief Executive Officer and each of the Company’s five most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2004 (the “Executive Officers”) are set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE(1)
		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Restricted
				Other	Under	Shares or
				Annual	Options/	Restricted		All Other
Name and Principal				Compen-	SARs	Share	LTIP	Compen-
Position	Year	Salary(4)	Bonus(2)	sation(8)	Granted	Units	Payouts	sation(3)

Pascal Spothelfer	2004	$186,958	Nil	Nil	141,000	Nil	Nil	$10,078
President & Chief	2003	$173,096	$3,773	Nil	37,776	Nil	Nil	$12,918
Executive Officer	2002	$149,834	Nil	Nil	36,830	Nil	Nil	$8,304

Brent Flichel(5)	2004	$134,440	Nil	Nil	90,000	Nil	Nil	$7,144
VP, Finance, Secretary & Chief	2003	$114,163	$2,787	Nil	29,361	Nil	Nil	$6,012
Financial Officer	2002	$78,642	Nil	Nil	33,278	Nil	Nil	$4,185

Mario Palumbo(6)	2004	$120,996	Nil	Nil	90,000	Nil	Nil	$6,595
VP, Engineering	2003	$92,758	$2,319	Nil	8,995	Nil	Nil	$4,935
	2002	$80,540	$1,745	Nil	1,324	Nil	Nil	$4,280

Leonard Pucker II(7)	2004	$118,435	Nil	$8,297	95,500	Nil	Nil	$6,376
Chief Technology	2003	$107,028	$6,493	$10,302	2,906	Nil	Nil	$283
Officer	2002	$106,857	$20,000	$764	24,180	Nil	Nil	$4,398

(1)	All Cdn$ compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the period.

(2)	Under the Company’s Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of personal targets in line with the Company’s strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year. In fiscal 2004, the Company’s Executives waived their cash bonus plan in exchange for a stock option based incentive plan.

(3)	Includes registered retirement savings plan contributions and term insurance premiums paid by the Company for the benefit of each Named Executive.

(4)	Executive salaries have increased in terms of United States dollars due the rise in the Cdn$ relative to the United States dollar.

(5)	Mr. Flichel was appointed VP, Finance, and Chief Financial Officer on January 1, 2003.

(6)	Mr. Palumbo was appointed VP, Engineering on February 1, 2004.

(7)	Mr. Pucker was appointed Chief Technology Officer on March 11, 2004.

(8)	Other annual compensation consists of a relocation allowance paid to Mr. Pucker as part of an employee relocation package negotiated in 2002. This relocation allowance relates to Mr. Pucker’s move from the Company’s Maryland office to the Company’s head office facility located in Burnaby, Canada.

     The value of perquisites and other personal benefits for each Executive Officer does not exceed the lesser of Cdn $50,000 and 10% of the total of his annual salary and bonus.

     There were no long-term incentive plans in place for any Executive Officer of the Company during the most recently completed financial year.

     The Company has entered into an employment agreement with each of the Executive Officers in the Summary Compensation Table above. These contracts include provisions which are triggered by a change in control of the Company that provide for payment of an amount equivalent to 18 months’ salary and bonus, and accelerated vesting of any outstanding options, in the event of termination within the 12 month period following a change in control. In other circumstances, where an Executive’s employment is terminated without cause (as defined in the agreements), a notice period of 12 months is required. Should an Executive choose to terminate his employment with the Company, he is required to provide a minimum of three months notice.

OPTIONS

     Particulars of stock options granted to the five most highly compensated Executive Officers during 2004 were as follows:

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

	Securities					Market Value
	Under	% of Total				of Securities
	Options	Options				Underlying
	Granted	Granted to				Options on the
	(Common	Employees in		Exercise or		Date of Grant
Name	Shares)	Financial Year		Base Price (3)		(3)		Expiration Date
(a)	(b)	(c)		(d)		(e)		(f)
Pascal Spothelfer	141,000(1)	11.9%			$1.19		$1.19	March 3, 2008
Brent Flichel	30,000(2) 60,000(1)	2.5 5.1	% %	$ $	1.31 1.19	$ $	1.31 1.19	February 2, 2009 March 3, 2008
Mario Palumbo	30,000(2) 60,000(1)	2.5 5.1	% %	$ $	1.31 1.19	$ $	1.31 1.19	February 2, 2009 March 3, 2008
Leonard Pucker II	35,500(2) 60,000(1)	3.0 5.1	% %	$ $	1.31 1.19	$ $	1.31 1.19	February 2, 2009 March 3, 2008

(1)	These options vest over a 21 month period from the grant date with 50% vesting in 2004 and 50% vesting in 2005.

(2)	These options vest over 4 years in 25% annual increments.

(3)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL
YEAR-END OPTION VALUES

				Value of
				Unexercised
			Unexercised	in the Money
			Options at	Options at
		Aggregate	FY-End	FY-End (1)
	Securities	Value	(#)	($)
	Acquired	Realized(1)	Exercisable/	Exercisable/
Name	on Exercise	($)	Unexercisable	Unexercisable (2)
(a)	(b)	(c)	(d)	(e)
Pascal Spothelfer	50,776	$45,789	406,500/201,500	$88,990 / $124,836
Brent Flichel	37,809	$50,353	43,430/96,122	$45,802 / $113,745
Mario Palumbo	37,160	$50,773	32,313/65,813	$12,480 / $ 76,299
Leonard Pucker II	25,000	$37,820	38,148/79,758	$36,295 / $ 96,392

(1)	All Canadian dollar compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the year.

(2)	Canadian dollar amounts have been converted to United States dollars at the foreign exchange rate in effect at December 31, 2004.

NO OPTION REPRICINGS

     There were no options held by any Executive Officer that were re-priced downward during 2004.

NO DEFINED BENEFIT OR ACTUARIAL PLANS

     There were no defined benefit or actuarial plans in place for any Executive Officer during 2004.

COMPENSATION OF DIRECTORS

     Non-management directors are compensated via allotments of stock options and cash meeting fees. Non-management directors are granted options to purchase 20,000 Common Shares upon appointment to the Board. Non-management directors also receive an annual Board member stock option retainer equivalent to the Black Scholes value of Cdn$15,000 ($12,465). The Chair of the Board receives double this amount. Committee members receive an additional stock option grant equivalent to the Black Scholes value of Cdn$3,000 ($2,493). The Committee Chairs receive double this amount. Non-management directors receive meeting and teleconference fees of Cdn$1,000 ($831) and $225 ($187), respectively. The Chair of the Board receives double these amounts.

     Particulars of stock options granted to non-management directors of the Company during 2004, the most recently completed financial year, are as follows:

		Exercise Price
		per
	Number	Common
Name of Director	of Shares	Share(1)	Date of Grant	Expiry Date
Irving Ebert	12,722	$2.07	July 26, 2004	July 26, 2014
Andrew Harries	8,096	$2.07	July 26, 2004	July 26, 2014
Jules Meunier	6,939	$2.07	July 26, 2004	July 26, 2014
Matthew Mohebbi	6,939	$2.07	July 26, 2004	July 26, 2014
Glenford Myers	6,939	$2.07	July 26, 2004	July 26, 2014
Peter Roberts	20,000	$2.09	August 9, 2004	August 9, 2014

(1)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year.

     Particulars of meeting and teleconference fees paid to non-management directors of the Company during 2004, the most recently completed financial year, are as follows:

Name of Director	Fees(1)
Irving Ebert	$5,186
Andrew Harries	$1,825
Jules Meunier	$2,593
Matthew Mohebbi	$1,287
Glenford Myers	$2,593
Peter Roberts	$1,056

(1)	All Canadian dollar payments have been converted to United States dollars at the average foreign exchange rate in effect during the year.

     Pascal Spothelfer, the President and Chief Executive Officer, does not receive any additional remuneration for acting as a director.

C.	Board Practices

     Pursuant to the British Columbia Business Corporations Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year. The Board of Directors will meet a minimum of four times during the course of the year. During 2004 the Board of Directors and Board Committees met 26 times.

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

Position Descriptions

     In accordance with the Corporate Governance Guidelines issued by the Toronto Stock Exchange, or the Guidelines, the Board of Directors, together with the CEO, have developed a Charter for the Board and a position description for the CEO involving the definition of the limits to management’s responsibilities. The Charter clarifies that the Board of Directors approves or develops the corporate objectives, which the CEO is responsible for meeting.

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

Committees of the Board

     The Board has two standing committees: the Audit and Governance Committee and the Compensation and Nomination Committee. Each committee is comprised of at least three directors, with Messrs. Ebert, Meunier and Roberts serving on the Audit and Governance Committee and Messrs. Harries, Mohebbi and Myers serving on the Compensation and Nomination Committee. As CEO, Mr. Spothelfer is an ex-officio, non-voting member of the Compensation and Nominating Committee. Each committee has available to it as a resource such members of management as may from time to time be determined to be appropriate. Additionally, each committee has a charter that provides for the functions, authority, role and responsibilities for committee members.

     The Audit and Governance Committee has the mandate to provide an open avenue of communication between management, the independent auditor and the Board and to assist the Board in its oversight of the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices; processes for identifying the principal financial risks of the Company and the control systems in place to monitor them; Company’s compliance with legal and regulatory requirements related to financial reporting and independence and performance of the Company’s independent auditor, and evaluating the performance of the Board. The Audit and Governance Committee also has certain roles and performs certain duties managed by the U.S. securities laws and the rules of the Nasdaq Stock Market. A copy of the Audit and Governance Committee Charter is filed with this document as Exhibit 4.39.

     The Compensation and Nomination Committee assists the Board of Directors by establishing and reviewing executive compensation and regulating general compensation, overseeing the administration of the Company’s stock option plan, identifying new individuals qualified to serve on the Board of Directors, selecting the director nominees for each Annual General Meeting of the Company.

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

     As of December 31, 2004, the Company had a total of 88 employees, 18 of which were administrative personnel, 9 of which were operations personnel, 15 of which were sales and marketing personnel and 46 of which were engineering personnel.

E.	Share Ownership

     The share ownership of the Company’s directors and Executive Officers as of March 11, 2005 is as follows:

Approx. No. of
	Voting Shares	Percentage of Voting
	Beneficially Owned,	Shares Beneficially
	Directly	Owned Directly, or	Date on which the
	or Indirectly, or	Indirectly, or	Nominee became a
Name, Country of Ordinary Residence and	Controlled or	Controlled or	Director of the
Position Held with the Company	Directed	Directed	Company
PASCAL SPOTHELFER Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	556,556(1)	2.96%	March 15, 1999
IRVING EBERT Canada CHAIR OF THE BOARD and DIRECTOR	104,237(2)	*	May 18, 2000
ANDREW HARRIES Canada DIRECTOR	103,764(3)	*	April 16, 1999
JULES MEUNIER Canada DIRECTOR	34,732(4)	*	March 25, 2002
MATTHEW MOHEBBI United States DIRECTOR	54,608(5)	*	October 26, 2000
GLENFORD MYERS United States DIRECTOR	31,815(6)	*	November 19, 2002
PETER ROBERTS Canada DIRECTOR	Nil	*	August 9, 2004
BRENT FLICHEL	57,076(7)	*	n/a
MARIO PALUMBO	43,463(8)	*	n/a
LEONARD PUCKER II	48,875(9)	*	n/a

(1)	Includes options to purchase 504,000 Common Shares and warrants to purchase 1,852 Common Shares.

(2)	Includes options to purchase 80,737 Common Shares and warrants to purchase 2,500 Common Shares.

(3)	Includes options to purchase 58,764 Common Shares

(4)	Includes options to purchase 22,232 Common Shares and warrants to purchase 2,500 Common Shares.

(5)	Includes options to purchase 54,608 Common Shares

(6)	Includes options to purchase 29,315 Common Shares

(7)	Includes options to purchase 50,930 Common Shares and warrants to purchase 1,852 Common Shares.

(8)	Includes options to purchase 39,813 Common Shares and warrants to purchase 1,296 Common Shares.

(9)	Includes options to purchase 47,023 Common Shares and warrants to purchase 1,852 Common Shares.

*	Percentage of ownership is less than 1%

See Item 6B above for option grant information.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

     Based on information available to the Company, shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of March 11, 2005 are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Ownership

Leviticus Partners	1,430,000	7.6%

     At March 11, 2005, approximately 50.4% of the Common Shares outstanding were held in the U.S. The number of record holders of Common Shares in the U.S. at March 11, 2005 was 154.

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

     None.

Item 9. The Offer and Listing.

A. Offer and Listing Details

     The following table sets forth the high and low closing prices of the Company Common Shares on the Nasdaq Stock Market and The Toronto Stock Exchange for the periods indicated:

	Nasdaq ($)		TSX (Cdn$)
	High	Low	High	Low
Calendar Year 1999	$4.810	$1.690	$6.900	$2.390
Calendar Year 2000	$7.500	$1.344	$11.000	$2.340
Calendar Year 2001	$2.719	$0.800	$4.150	$1.210
Calendar Year 2002	$2.600	$0.680	$3.790	$0.950
Calendar Year 2003	$1.660	$0.780	$2.190	$1.140
First Quarter	$1.110	$0.780	$1.650	$1.150
Second Quarter	$1.350	$0.800	$1.750	$1.140
Third Quarter	$1.660	$0.890	$2.190	$1.230
Fourth Quarter	$1.600	$1.000	$2.100	$1.300

Calendar Year 2004
First Quarter	$1.430	$1.020	$1.890	$1.250
Second Quarter	$3.870	$1.050	$5.100	$1.340
Third Quarter	$2.700	$1.690	$3.550	$2.180
Fourth Quarter	$3.280	$1.900	$3.910	$2.260

Most Recent 6 Months
September, 2004	$2.250	$1.690	$2.900	$2.180
October, 2004	$2.280	$1.900	$2.800	$2.330
November, 2004	$2.560	$1.930	$3.020	$2.260
December, 2004	$3.280	$2.430	$3.910	$2.950
January, 2005	$2.590	$1.690	$3.100	$2.080
February, 2005	$1.890	$1.620	$2.340	$2.000

B.	Plan of Distribution

     Not applicable.

C. Markets

     The Common Shares have been traded under the symbol “SSPI” on the Nasdaq Stock Market since June 1993, and under the symbol “SSY” on The Toronto Stock Exchange since September 1993. Currently, the Common Shares trade on the Nasdaq SmallCap Market.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information.

A. Share Capital

     Not applicable.

B. Memorandum and Articles

     The Company was incorporated on July 31, 1987 pursuant to the British Columbia Business Corporations Act, or the Act. The Company’s Memorandum sets the authorized capital of the Company at 50,000,000 Common Shares, without par value. Neither the Memorandum nor the Company’s Articles specify or limit the objects and purposes of the Company.

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

     In December 2003, the Company licensed its aXs.62X subsystem technology to UTStarcom on a non-exclusive basis. The Company was paid a one time licensing fee during the fourth quarter of 2003. During 2004 the Company realized revenue under the agreement from last-time product sales and maintenance and technical support services. The Company expects to continue to receive technical support service revenues until March 31, 2005.

     On January 1, 2004, the Company renegotiated its head office lease at 2700 Production Way, Burnaby, British Columbia. The new ten year lease expires January 1, 2014. The new premises comprise approximately 24,000 square feet. The current annual rent under this lease is approximately $375,000. See Item 4.D. “Property, Plants and Equipment” above.

D. Exchange Controls

     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of the Company’s securities.

E. Taxation

US Federal Tax Considerations

     The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; the Company cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

     This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a ‘‘straddle,’’ ‘‘synthetic security,’’ ‘‘hedge,’’ ‘‘conversion transaction’’ or other integrated investment, persons that enter into ‘‘constructive sales’’ involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company’s outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as ‘‘capital assets’’ as defined in Section 1221 of the Code.

     This discussion is addressed only to ‘‘US Holders.’’ A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     US HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

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

     In the case of a U.S. Holder who receives Canadian dollars in connection with the taxable disposition of Common Shares, the amount realized will be the value in U.S. dollars, at the amount so received, based on the spot rate on the trade date of such disposition. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars to U.S. dollars at a conversion rate other than the rate in effect on the trade date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

Treatment of Dividend Distributions

     For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld there from) will be included in a U.S. Holder’s income as ordinary dividend income to the extent that the dividends are paid either out of current earnings and profits for the year of the distribution or out of or accumulated earnings and profits through the date of the distribution. For this purpose, earnings and profits of the Company will be determined based on U.S. tax principles. Any dividends received by individuals will generally be treated as a qualified dividend and hence taxed at a maximum 15% rate, provided the applicable holding period requirements have been satisfied. Dividend distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder’s tax basis in his Common Shares to the extent thereof and then as a gain from the sale of Common Shares. For U.S. federal income tax purposes, the amount of any distribution paid in Canadian dollars received by a U.S. Holder will equal the U.S. dollar value of the sum of the Canadian dollar payments made (including the amount of any Canadian taxes withheld therefrom), determined at the “spot rate” on the date the dividend distribution is includible in such U.S. Holder’s income, regardless of whether the payment is in fact converted into Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

     Dividend income derived with respect to the Common Shares will generally constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and will generally constitute “investment income” for purposes of the limitation on the deduction of investment interest expense. Moreover, such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

Foreign Tax Credit

     As discussed below (see “Canadian Federal Income Tax Considerations”), Canada will impose a withholding tax for a dividend distribution, and may in some cases impose a tax on capital gains derived from sales of Common Stock. For U.S. tax purposes, such Canadian taxes will be entitled to a foreign tax credit, subject to applicable limitations.

     For purposes of computing the foreign tax credit limitation, dividends will be treated as foreign source income and generally will be classified as ‘‘passive income,’’ or in the case of certain U.S. Holders for sales in tax year beginning before 2007, “financial services income.” Capital gain realized by a U.S. holder from a sale or exchange of Common Shares will generally be treated as U.S. source income and will generally be treated as “passive income” (or, in the case of certain taxpayers for sales in tax years beginning before 2007, “financial services income.”) A U.S. holder may elect to claim a deduction for foreign taxes paid, in lieu of a foreign tax credit.

     The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid, involve the application of complex rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Passive Foreign Investment Companies

     In general, for U.S. federal income tax purposes, the Company will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either (1) 75% or more of the Company’s gross income is passive income, or (2) at least 50% of the average value of all of the Company’s assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If the Company were determined to be a PFIC for U.S. federal income tax purposes, there could be significant adverse consequences to U.S. Holders owning Common Shares.

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

     As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares (“Mark-to-Market Election”) recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder’s Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years. If a Mark-to-Market Election with respect to Common Shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares

     RULES RELATING TO A PFIC ARE VERY COMPLEX. U.S. HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PFIC RULES TO THEIR INVESTMENTS IN THE COMMON SHARES, AND AS TO THE POSSIBILITY OF CERTAIN ELECTIONS WHICH MAY BE AVAILABLE TO INVESTIGATE ADVERSE CONSEQUENCES IF THE COMPANY WERE TO BECOME A PFIC.

Controlled Foreign Corporation

     In general, for U.S. federal income tax purposes, the Company will be a “controlled foreign corporation” if more than 50% of its stock (measured by either vote or value and taking into account certain constructive ownership rules) is owned by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is a U.S. person who owns, actually or constructively, 10% or more of the voting power of the Company stock.

     Based on SEC filings by persons who own 5% or more of the Company’s stock, the Company does not believe that it currently has any “U.S. Shareholders” as so defined, and hence does not believe that it is a controlled foreign corporation. However, there can be no assurance that the Company will not become a controlled foreign corporation in the future. Moreover, because the construction ownership rules for determining controlled foreign corporation status may not correspond to the rules governing SEC filings by 5% shareholders, it is possible that there could be U.S. Shareholders of which the Company is unaware.

     If the Company were a controlled foreign corporation, significant adverse consequences to U.S. Shareholders could result. Persons who are or may be U.S. Shareholders should consult their own tax advisors as to the consequences to them in controlled foreign corporation status.

Information Reporting and Backup Withholding

     Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the U.S. backup withholding tax. The backup withholding rate is 28% for 2004-2010. For payments made after 2010, the backup withholding rate will be increased to 31%. In addition, the proceeds of a U.S. Holder’s sale of Common Shares may be subject to information reporting and the U.S. backup withholding tax. Payment made with respect to the Common Shares to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax, provided the required information is furnished to the Internal Revenue Service.

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

     This discussion is based upon the provisions of the Income Tax Act (Canada) (the ‘‘Tax Act’’), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the ‘‘Convention’’), and administrative practices published by Revenue Canada, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

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

1.	was an individual resident in Canada for 120 months during any 20-year period preceding the disposition, and

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In particular, if the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that a 1% change in the foreign currency exchange rate between the Canadian dollar and the U.S. dollar would have an impact of approximately $50,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the U.S. dollar at December 31, 2004 is approximately 14% higher than the average value of the Canadian dollar relative to the U.S. dollar in 2003. The Company believes that it has reduced its exposure to foreign currency exchange rate fluctuations from 2004 levels due to reduced Canadian dollar denominated expense levels. This reduction results from both the Company’s restructuring in January 2004 and the signing of a Canadian dollar denominated TPC funding agreement in the first quarter of 2004.

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,972,000).

     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter foreign currency futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     At December 31, 2004, the Company was party to a number of foreign currency futures contracts, for the purchase of Canadian dollars, which are listed in the table below. The Company recognized an accumulated fair value gain of $184,000 for the year ended December 31, 2004 attributable to foreign currency futures contracts.

						Fair value at
					Contract settlement	December
Purchase date	Settlement date	Type of contract	Notional principal		rate (Cdn$/US$)	31, 2004

12/30/2004	3/15/2005	Cdn dollar futures contract	Cdn$	1,700,000	1.2048	$4,000
12/30/2004	6/14/2005	Cdn dollar futures contract		1,700,000	1.2039	4,000
12/30/2004	9/20/2005	Cdn dollar futures contract		1,700,000	1.2034	5,000
12/30/2004	12/20/2005	Cdn dollar futures contract		1,700,000	1.2015	4,000

			Cdn$	6,800,000	1.2034	$17,000

     These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.

Interest Rate Risk

     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,155,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at December 31, 2004.

Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2004, 28% of trade receivables were subject to credit insurance.

Item 12. Description of Securities Other than Equity Services

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     The Company’s management, under the supervision of Pascal Spothelfer, its Chief Executive Officer, and Brent Flichel, its Chief Financial Officer, performed an evaluation of the design and operation of the Company’s disclosure controls as of the end of the period covered by this report. Based on that evaluation, Messrs. Spothelfer and Flichel concluded that the Company’s disclosure controls and procedures are effective. There have not been any changes in the Company’s internal control over financial reporting during the year ended December 31, 2004 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     In accordance with the SEC rules promulgated in connection with the Sarbanes-Oxley Act of 2002, the Company’s Board of Directors has assessed the qualifications and experience of the members of its Audit and Governance Committee and has determined that its Chairman, Mr. Peter Roberts, qualifies as an audit committee financial expert. Mr. Roberts is “independent” within the meaning of the listing rules of the Nasdaq Stock Market.

Item 16B. Code of Ethics

     The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer, Director of Finance and persons performing similar functions. The Code of Ethics can be found on the Company’s website at www.spectrumsignal.com.

Item 16C. Principal Accountant Fees and Services

     The following table sets forth the total remuneration that was paid by the Company to its independent accountants, KPMG LLP, for each of its previous two fiscal years:

	2003	2004
	(unaudited)

Audit fees	$62,000	$82,000
Audit-related fees	—	13,000
Tax fees	19,000	24,000
All other fees	—	—

Total	$81,000	$119,000

     In the above table, “Tax fees” include primarily fees for tax compliance, tax planning and expatriate employee tax services.

     The Company’s Audit and Governance Committee nominates and engages the Company’s independent auditors to audit its financial statements. The Audit and Governance Committee also requires management to obtain the Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to the Company.

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

     The Financial Statements are attached as part of Item 19, “Exhibits”.

Item 19. Exhibits.

A. INDEX TO FINANCIAL STATEMENTS

Statement of Management’s Responsibility
Report of Registered Independent Public Accounting Firm
Consolidated Balance Sheets at December 31, 2003 and 2004
Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2003 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004
Notes to Consolidated Financial Statements

B. OTHER EXHIBITS

The following exhibits are filed as part of the Annual Report:

1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26,1992)

2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No.333-4820))

4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8(No. 333-30136))

4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

4.5	—
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
Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.27	—	Form of subscription agreement between Company and each subscriber private placement participant (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.28	—
Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.29	—
Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.30	—	Form of Warrant issued to each subscriber in the United States. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.31	—	Form of Warrant issued to each subscriber in Canada. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.33	—	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004).

4.34	—
Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004).

4.35	—	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999.

4.36	—	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002.

4.37	—	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004.

4.38	—	Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004.

4.39	—	Audit and Governance Committee Charter of the Company dated March 4, 2004.

4.40	—	Amendment dated January 18, 2005 to Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999.

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	—	Consent of Independent Registered Public Accounting Firm KPMG LLP

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

Brent Flichel
Vice President, Finance and Chief Financial Officer
Date: March 16, 2005

INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)

Statement of Management’s Responsibility

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2003 and 2004

Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2002, 2003 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

Notes to Consolidated Financial Statements

Management’s Responsibility

The management of Spectrum Signal Processing Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and are considered by management to present fairly the financial position and operating results of the Company.

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

/s/ Pascal Spothelfer

Pascal Spothelfer
Chief Executive Officer

/s/ Brent Flichel

Brent Flichel
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with U.S. generally accepted accounting principles.

On February 1, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements as at and for the periods presented above, which consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 1, 2005

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	December 31,
	2003	2004

ASSETS

Current assets
Cash and cash equivalents	$458	$3,326
Restricted cash (note 13)	—	73
Trade receivables, net of allowance for doubtful accounts of $403 (2003 - $298) (note 11(b))	3,930	3,736
Receivable from Technology Partnerships Canada (note 8(b))	298	257
Inventories (note 2)	1,824	1,784
Prepaid expenses	120	157

	6,630	9,333

Capital assets (note 3)	1,778	1,370
Other assets (note 6(c))	—	274

	$8,408	$10,977

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,859	$1,770
Accrued liabilities and other current liabilities (note 12(a))	1,945	1,814
Deferred revenue	—	216

	3,804	3,800

Long-term obligations (note 12(b))	714	905

Stockholders’ equity
Share capital (note 6)
Authorized: 50,000,000 common shares, no par value Issued and outstanding: 18,369,644 (2003 - 14,751,724)	24,997	28,857
Additional paid-in capital	667	667
Warrants (note 6(b))	—	114
Deficit	(19,953)	(21,545)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	6,272

	$8,408	$10,977

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Years ended December 31,
	2002	2003	2004

Sales (note 9)	$22,798	$19,628	$17,858
Cost of sales	9,552	8,538	7,380

	13,246	11,090	10,478
Expenses
Administrative	5,071	4,763	3,647
Sales and marketing	4,041	4,705	2,491
Amortization	725	886	582
Write-off of capital assets	—	529	270
Research and development	4,739	4,783	2,763
Restructuring and other charges (note 5)	1,620	181	2,312

	16,196	15,847	12,065

Loss from operations	(2,950)	(4,757)	(1,587)

Other
Interest expense	11	42	14
Other income	(7)	(7)	(9)

	4	35	5

Loss before income taxes	(2,954)	(4,792)	(1,592)

Income tax expense (note 7)	10	—	—

Net loss	$(2,964)	$(4,792)	$(1,592)

Loss per share	$(0.22)	$(0.33)	$(0.09)

Weighted average number of shares	13,635,731	14,733,711	16,928,135

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

									Accumulated
			Additional						other		Compre-
	Common Stock		Paid-in	Warrants		Treasury Stock			comprehensive		hensive
	Number	Amount	Capital	Number	Amount	Number	Amount	Deficit	income (loss)	Total	loss

Balance, December 31, 2001	12,597,285	$21,351	$227	1,764,705	$412	(233,300)	$(1,232)	$(11,454)	$(1,904)	$7,400	$(5,553)

Net Loss	—	—	—	—	—	—	—	(2,964)	—	(2,964)	(2,964)

Foreign currency translation	—	—	—	—	—	—	—	—	83	83	83

Issued for cash	2,310,000	4,496	—	—	—	—	—	—	—	4,496	—

Issued for cash from share options	10,009	14	—	—	—	—	—	—	—	14	—
Issued for cash from Employee Share Purchase Plan	48,397	40	—	—	—	—	—	—	—	40	—

Share issue costs	—	(410)	—	—	—	—	—	—	—	(410)	—

Expiry of warrants	—	—	412	(1,764,705)	(412)	—	—	—	—	—	—

Cancellation of treasury shares	(233,300)	(404)	(85)	—	—	233,300	1,232	(743)	—	—	—

Issue of broker warrants	—	(113)	—	161,700	113	—	—	—	—	—	—

Balance, December 31, 2002	14,732,391	24,974	554	161,700	113	—	—	$(15,161)	(1,821)	8,659	$(2,881)

Net loss	—	—	—	—	—	—	—	(4,792)	—	(4,792)	(4,792)

Issued for cash from share options	19,333	23	—	—	—	—	—	—	—	23	—

Expiry of broker warrants	—	—	113	(161,700)	(113)	—	—	—	—	—	—

Balance, December 31, 2003	14,751,724	24,997	667	—	—	—	—	(19,953)	(1,821)	3,890	$(4,792)

Net loss	—	—	—	—	—	—	—	(1,592)	—	(1,592)	(1,592)

Issued for cash from share options	618,024	989	—	—	—	—	—	—	—	989	—

Issued for cash from private placement	2,212,200	2,241	—	—	—	—	—	—	—	2,241	—

Issued to landlord	200,000	213	—	—	—	—	—	—	—	213

Share issue costs	—	(275)	—	—	—	—	—	—	—	(275)	—

Issue of warrants	—	(59)	—	1,455,424	147	—	—	—	—	88	—

Issued for cash from warrants	587,696	751	—	(587,696)	(33)	—	—	—	—	718	—

Balance, December 31, 2004	18,369,644	$28,857	$667	867,728	$114	—	$—	$(21,545)	$(1,821)	$6,272	$(1,592)

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Years ended December 31,
	2002	2003	2004

Cash flows from operating activities
Net loss	$(2,964)	$(4,792)	$(1,592)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	725	886	609
Write-off of capital assets	—	529	270
Non-cash portion of restructuring charge (note 5)	1,534	181	80
Unrealized gain on foreign currency hedging instruments	—	—	(17)
Changes in operating assets and liabilities
Restricted cash	—	—	(73)
Accounts receivable	449	1,155	235
Inventories	(6)	590	40
Prepaid expenses	(22)	12	(37)
Accounts payable	(972)	(487)	(89)
Accrued liabilities and other current liabilities	(344)	(592)	(3)
Deferred revenue	—	—	216

Net cash used for operating activities	(1,600)	(2,518)	(361)

Cash flows from investing activities
Purchase of capital assets	(437)	(560)	(444)
Proceeds from disposition of capital assets	—	33	—

Net cash used for investing activities	(437)	(527)	(444)

Cash flows from financing activities
Issue of shares from share options and warrants	14	23	1,707
Issue of shares from Employee Share Purchase Plan	40	—	—
Issue of shares for cash, net of share issue expenses	4,086	—	1,966

Net cash provided by financing activities	4,140	23	3,673

Effect of foreign currency exchange rates on cash and cash equivalents	33	—	—

Net increase (decrease) in cash and cash equivalents during the year	2,136	(3,022)	2,868
Cash and cash equivalents, beginning of year	1,344	3,480	458

Cash and cash equivalents, end of year	$3,480	$458	$3,326

See accompanying notes to consolidated financial statements.
See supplementary information (note 11).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

The Company was incorporated under the laws of British Columbia. The Company is a leading supplier of software reconfigurable platforms for defense and satellite communications applications.

1. Significant accounting policies

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the preparation of these financial statements, areas of significant estimate include the assessment of collectability of accounts receivable, recoverability of capital assets, net realizable value of inventory, warranty obligations and valuation allowance against deferred income tax assets. Actual results could differ from the estimates.

Cash and cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities with a maturity of three months or less when acquired. Short-term deposits are valued at amortized cost.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on an analysis of historical bad debts, customer credit-worthiness and changes in customer payment terms. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2004, one non-North American customer accounts for 18% of total trade accounts receivable and one U.S. customer accounts for 14% of total trade accounts receivable. No other customer accounts for more than 10% of total trade accounts receivable at December 31, 2004.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

Inventories

The Company uses the average cost method of accounting for its inventory. Inventories are valued at the lower of cost and net realizable value. Work in progress and finished goods inventories include materials and production overhead. Inventories are recorded net of any obsolescence provisions.

Government assistance

Government assistance is recorded as either a reduction of the cost of the applicable capital assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred (note 8(b)). Government assistance is recognized when receipt of the assistance is reasonably assured. The Company recognizes the liability to repay the government assistance in the period in which conditions arise that will cause the assistance to be repayable.

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

Capital assets

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4 — 5 years
Computer software	4 — 6 years
Furniture and office equipment	5 — 6 years
Laboratory equipment	4 — 6 years
Research and development equipment	3 years

Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the initial lease term.

The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value. During 2003 and 2004 respectively, capital assets with carrying amounts of $529 and $270 were determined to not be recoverable and were written down to their estimated fair values of nil.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

Stock-based compensation

The Company accounts for stock based compensation in accordance with the intrinsic value method and has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to present the fair value of grants under the Company’s existing stock-based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for grants made under the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share would have been adjusted as follows:

	Years ended December 31,

	2002	2003	2004

Net loss — as reported	$(2,964)	$(4,792)	$(1,592)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,109)	(818)	(1,035)

Net loss — pro forma	$(4,073)	$(5,610)	$(2,627)

Basic and diluted loss per share — as reported	$(0.22)	$(0.33)	$(0.09)
Basic and diluted loss per share — pro forma	(0.30)	(0.38)	(0.16)

The company recognizes the benefit calculated at the date of granting the stock options on a straight-line basis over the vesting period.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,

	2002	2003	2004

Expected dividend yield	0%	0%	0%
Expected stock price volatility	88%	92%	92%
Risk-free interest rate	4.75%	3.88%	2.83%
Expected life of options	4.4years	3.7years	2.1years

Translation of foreign currencies

As of January 1, 2003, the Company adopted the U.S. dollar as its functional currency. The Company did this because the United States is the major market for its revenues, the location of its major customers and the currency in which it incurs significant costs. Accordingly, foreign currency denominated balances of the Company are remeasured into U.S. dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the rate of exchange in effect at the balance sheet date.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

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

Revenue from product development contracts is recognized upon achieving certain development milestones that are generally correlated to the timing of payments. Costs associated with development contract fees are included in cost of sales.

Revenues from engineering support and service contracts are recognized as services are performed. Costs associated with engineering support and services contracts are included in cost of sales.

Revenues from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as revenue as each unit of accounting is earned based on the relative fair value of each unit of accounting. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under the Company’s control.

Revenue from software is recognized under AICPA Statement of Position 97-2 “Software Revenue Recognition”, as amended, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Company applies software revenue recognition rules when it sells software on a standalone basis, or when software is embedded with its hardware and the software is considered more than incidental. The Company determines that software is more than incidental when it is apparent that it is a significant factor in the customer’s purchasing decision, such as when a transaction also includes software upgrades or enhancements. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence (VSOE). If VSOE cannot be determined or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or as the last element is delivered.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

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

The Company recognizes derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The Company has not designated any of its derivative contracts as a hedging instrument. See note 13 for details of the Company’s derivative contracts at December 31, 2004.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

Loss per share

The Company calculates basic loss per share based on the weighted average number of common shares outstanding for the year. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method, for purposes of computing diluted loss per share. Exercise of all of the stock options and warrants referred to in note 6 is anti-dilutive for all periods presented and consequently the basic and diluted loss per share are the same.

Advertising costs

Advertising costs are expensed as incurred.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Recent accounting pronouncements

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – An Amendment of ARB No. 43, Chapter 4” (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, FAS 151 requires that the allocations of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of FAS 151 will have on its consolidated results of operations and financial condition but does not expect FAS 151 to have a material impact.

In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which replaces FAS No. 123,“Accounting for Stock-Based Compensation,” (“FAS 123”) and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt FAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

1. Significant accounting policies, continued

unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of FAS 123R and expects that the adoption of FAS 123R will have a material impact on the consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting FAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under FAS 123.

In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“FAS 153”). FAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the third quarter of fiscal 2005. The Company is currently evaluating the effect that the adoption of FAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

2. Inventories

Inventories at December 31, 2003 and 2004 consisted of the following:

	Years ended December 31,

	2003	2004

Finished goods	$1,120	$1,150
Work in progress	55	49
Raw materials	649	585

	$1,824	$1,784

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

3. Capital assets

		Accumulated	Net Book
December 31, 2003	Cost	Depreciation	Value

Computer equipment	$1,079	$579	$500
Computer software	508	188	320
Furniture and office equipment	1,111	827	284
Laboratory equipment	860	375	485
Leasehold improvements	96	38	58
Research and development equipment	173	42	131

	$3,827	$2,049	$1,778

		Accumulated	Net Book
December 31, 2004	Cost	Depreciation	Value

Computer equipment	$1,006	$668	$338
Computer software	563	286	277
Furniture and office equipment	848	701	147
Laboratory equipment	623	371	252
Leasehold improvements	282	3	279
Research and development equipment	175	98	77

	$3,497	$2,127	$1,370

4. Bank indebtedness

The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000 ($4,155) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000 ($831). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2004 were nil.

5. Restructuring and other charges

During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. In January 2004, the Company implemented a second business restructuring that included a workforce reduction of 46 persons, including four executive officers.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

5. Restructuring and other charges, continued

The January 2004 restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line

The following table summarizes activity related to restructuring charges during the year ended December 31, 2002.

				Provision
				balance at
	Charge in 2002	Cash drawdowns	Adjustments	December 31, 2002

Facilities restructuring	$966	$—	$(9)	$957
Workforce reduction	624	(86)	—	538
Other	30	—	(5)	25

	$1,620	$(86)	$(14)	$1,520

The following table summarizes activity related to restructuring charges during the year ended December 31, 2003.

	Provision			Provision
	balance at			balance at
	December 31, 2002	Cash drawdowns	Adjustments	December 31, 2003

Facilities restructuring	$957	$(224)	$238	$971
Workforce reduction	538	(411)	(32)	95
Other	25	—	(25)	—

	$1,520	$(635)	$181	$1,066

Current, included in accrued liabilities and other current liabilities				$352
Long-term				714

				$1,066

The following tables summarize activity related to restructuring charges during the year ended December 31, 2004.

(a) 2002 Restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2003	Cash drawdowns	Adjustments	December 31, 2004

Facilities restructuring	$971	$(106)	$67	$932
Workforce reduction	95	(53)	(42)	—
Other	—	—	—	—

	$1,066	$(159)	$25	$932

Current, included in accrued liabilities and other current liabilities				$103
Long-term				829

				$932

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

5. Restructuring and other charges, continued

(b) 2004 restructuring

				Provision
				balance at
	2004 Charges	Cash drawdowns	Adjustments	December 31, 2004

Facilities restructuring	$86	$(86)	$—	$—
Workforce reduction	2,370	(2,129)	(199)	42
Other	30	(30)	—	—

	$2,486	$(2,245)	$(199)	$42

Current, included in accrued liabilities and other current liabilities				$42
Long-term				—

				$42

In connection with its 2004 restructuring activities, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270. The Company reduced the carrying value of the assets, consisting primarily of excess computer and laboratory equipment, to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

6. Share capital

(a) Stock option plan

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,450,237 options have been exercised, 2,292,921 options are currently outstanding and 1,806,842 options are available for grant at December 31, 2004. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company’s stock at the grant date.

Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian dollars.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Share capital, continued

	Years ended December 31,

	2002			2003			2004

	Number	Weighted Average		Number	Weighted Average		Number	Weighted Average
	of Shares	Exercise Price		of Shares	Exercise Price		of Shares	Exercise Price
		Cdn$	US$		Cdn$	US$		Cdn$	US$
Outstanding, beginning of year	2,761,587	$4.64	$2.91	3,079,621	$4.00	$2.51	3,043,800	$3.61	$2.78
Granted	729,574	2.32	1.46	576,338	1.66	1.28	1,187,928	1.85	1.42
Exercised	(10,009)	2.08	1.30	(19,333)	1.60	1.24	(618,024)	2.08	1.60
Canceled	(401,531)	5.40	3.39	(592,826)	3.82	2.95	(1,320,783)	4.08	3.13

Outstanding, end of year	3,079,621	$4.00	$2.51	3,043,800	$3.61	$2.78	2,292,921	$2.83	$2.35

Exercisable, end of year	1,689,788	$4.50	$2.83	1,776,841	$4.20	$3.24	1,231,619	$3.40	$2.83

Weighted-average fair value of options granted during the year		$1.54	$0.98		$1.04	$0.74		$1.00	$0.77

     Information regarding the stock options outstanding at December 31, 2004 is summarized below:

Options Outstanding					Options Exercisable
Range of Exercise	Shares	Weighted Average Remaining	Weighted Average		Shares	Weighted Average
Prices	Outstanding	Contractual Life	Exercise Price		Exercisable	Exercise Price

Cdn$			Cdn$	US$		Cdn$	US$
$ 1.20 - $ 3.00	1,556,971	4.51 years	$1.96	$1.63	598,544	$2.03	$1.69

$ 3.01 - $ 5.00	665,950	3.84 years	4.51	3.74	563,075	4.54	3.77

$ 5.01 - $ 7.00	70,000	5.45 years	5.90	4.90	70,000	5.90	4.90

$ 1.20 - $ 7.00	2,292,921	4.34 years	$2.83	$2.35	1,231,619	$3.40	$2.83

     The options outstanding at December 31, 2004 expire between June 2005 and August 2014.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Share capital, continued

(b) Private placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share acquired. The share purchase warrants expire on September 23, 2005. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model.

(c) Head office lease

In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100 ($76), issue the owner 200,000 of the Company’s common shares and grant 200,000 common share purchase warrants. The common shares were valued at their fair value on the date of the agreement and the common share purchase warrants were valued at Cdn$0.59 ($0.44) using the Black-Scholes option-pricing model. These warrants allow the holder to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share and 179,700 Common Shares at Cdn$2.52 ($2.09) per share. The total fair value of equity based compensation issued to the building owner was Cdn$401 ($301). Since the compensation paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s balance sheet that will be amortized over the balance of the new lease term.

(d) Employee share purchase plan

The Company established an Employee Share Purchase Plan (“the ESPP”) effective November 1, 1999. A total of 250,000 shares were authorized for issuance under the ESPP. The ESPP allowed eligible employees to purchase a limited number of shares of the Company’s stock at 85% of the market value at certain plan-defined dates. The maximum number of shares under the ESPP were issued as of December 31, 2002 and the Company has not sought shareholder authorization for additional ESPP shares. For accounting purposes, the ESPP is considered to be a non-compensatory plan.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

6.	Share capital, continued

(e) Underwriters’ warrants

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

7.	Income taxes

Loss before provision for income taxes consisted of:

	Years ended December 31,

	2002	2003	2004

Canada	$(977)	$(2,555)	$(484)
Other	(1,977)	(2,237)	(1,108)

	$(2,954)	$(4,792)	$(1,592)

Income tax expense consists of the following:

	Years ended December 31,

	2002	2003	2004

Current
Canada	$—	$—	$(5)
Other	10	—	5

Total current	$10	$—	$—

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 35.6% (2003–37.6% and 2002–39.6%) for each of the periods presented to loss before income taxes as shown in the following table:

	Years ended December 31,

	2002	2003	2004

Combined Canadian federal and provincial income taxes at expected rate	$(1,170)	$(1,802)	$(567)
Permanent and other differences	(384)	(590)	(1,810)
Change in valuation allowance	1,217	2,371	2,335
Foreign losses tax effected at lower rates	347	21	42

	$10	$—	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

7.	Income taxes, continued

As at December 31, 2004 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $13,895 (Federal $11,660, Provincial $2,235), which are available to reduce future years’ income taxes payable. These investment tax credits expire between 2005 and 2013. The Company has losses for UK income tax purposes of approximately $5,381, which can be carried forward indefinitely to reduce future taxable income. The Company also has losses for U.S. income tax purposes of approximately $1,959, which can be carried forward to reduce future taxable income. These U.S. income tax losses expire between 2023 and 2024. The potential tax benefits that may arise from the utilization of these tax credits and loss carry-forwards have not been recognized in these financial statements, because their realization is not considered to be more likely than not.

The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are presented below:

	Years ended December 31,

	2003	2004

Deferred income tax assets
Tax losses carried forward	$1,156	$1,957
Research and development	4,034	5,431
Acquired technology	1,305	1,308
Share issue costs	157	192
Capital assets	23	168
Other	77	31

Total gross deferred income tax assets	6,752	9,087
Less: valuation allowance	(6,752)	(9,087)

Total deferred income tax assets	$—	$—

8.	Commitments and contingencies

(a) Operating leases

The Company has entered into various operating lease agreements with remaining terms of up to nine years, for office premises and equipment. As at December 31, 2004, the minimum lease payments are approximately as follows:

2005	$517
2006	489
2007	436
2008	414
2009	415
2010 and thereafter	1,819

$4,090

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

8.	Commitments and contingencies, continued

(b) Technology Partnerships Canada

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada (“TPC”) to develop a new line of communications products. Under this agreement, TPC contributed a total of Cdn$5,959 ($3,942) towards the development of these products. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($9,496), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of the royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the year ended December 31, 2004, the Company accrued royalties payable of $168 (Cdn$219).

On March 16, 2004, the Company entered into a second contribution agreement with TPC, which provides for the funding of approximately 25% of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in defense and satellite communications applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300 ($6,897) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($18,587) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($8,725), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the year ended December 31, 2004, the Company recorded TPC benefits of Cdn$1,869 ($1,436). Of this amount, the Company recorded Cdn$1,623 ($1,247) as a reduction of R&D expenses, Cdn$169 ($130) as a reduction of Sales and Marketing expenses, and Cdn$77 ($59) as a reduction of capital asset purchases.

The Company was audited in the fourth quarter of 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits are focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955 ($794) in relation to its TPC funding agreement dated March 1999 of which Cdn$60 ($50) has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of $50 related to such fees paid to such consultant, which the Company believes will be sufficient to cover the probable assessment arising as a result of the audit by Industry Canada. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004. The Company has not received any notification from Industry Canada regarding its audit conclusions.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

8.	Commitments and contingencies, continued

(c) Product warranties

	Year ended December 31,

	2003	2004

Balance, beginning of period	$202	$218
Provision adjustments	67	13
Expenditures	(51)	(144)

Balance, end of period	$218	$87

(d) Indemnification

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. These obligations include, but are not limited to contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these potential claims.

9.	Segmented information

The Company operates in the communications electronics industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company’s long-lived assets are located in Canada.

(a) Revenues by region and customer:

	Years ended December 31,

	2002	2003	2004

By region
United States	$17,122	$14,316	$14,732
Other	5,676	5,312	3,126

Total sales	$22,798	$19,628	$17,858

By Customer
Customer A	$3,602	less than 10%	$1,817
Customer B	less than 10%	$2,502	less than 10%
Customer C	2,409	less than 10%	less than 10%
Customer D	2,336	less than 10%	2,357
Customer E	less than 10%	3,432	3,638
Customer F	less than 10%	2,413	less than 10%

Revenue is allocated to region based on location of customer.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

9.	Segmented Information, continued

(b) Revenues and gross margins by product line:

	Years ended December 31,

	2002	2003	2004

Revenue
Packet-voice	$1,272	$3,592	$4,128
Wireless	21,526	16,036	13,730

	$22,798	$19,628	$17,858

Gross Margin
Packet-voice	$586	$1,995	$2,574
Wireless	12,660	9,095	7,904

	$13,246	$11,090	$10,478

10.	Financial instruments

(a) Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short maturities. The fair-value of the long-term obligations are calculated based on the discounted cash flows, which approximates the carrying value.

(b) Foreign exchange risk management

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

The fair values of currency derivative contracts are evaluated by obtaining quotes from brokers. See note 13 for details of the currency derivative contracts the Company was party to at December 31, 2004.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

10.	Financial instruments, continued

(c) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2004 28% of trade receivables were subject to credit insurance.

11.	Supplementary information

	Years ended December 31,

	2002	2003	2004

(a) Cash flow information
Cash received for:
Interest	$10	$6	$6
Income taxes	—	42	—

Cash paid for:
Interest	11	35	14
Income taxes	11	4	8

Non-cash financing and investing activities:
Expiration of share purchase warrants	412	—	—
Issuance of share purchase warrants to brokers	113	—	59
Issuance of share purchase warrants to landlords	—	—	88
Issuance of common shares to landlord	—	—	213
Expiration of broker warrants	—	113	—
Exercise of broker warrants	—	—	(33)
Cancellation of treasury shares	1,232	—	—

(b) Allowance for doubtful accounts
Balance, beginning of year	$293	$221	$298
Write-offs	—	(10)	(4)
Allowance adjustments	(72)	87	109

Balance, end of year	$221	$298	$403

(c) Other information
Rent expense	$790	$856	$568
Foreign exchange gain (loss)	(101)	163	100

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2003 and 2004 (Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

12.	Accrued and other liabilities

(a) Accrued liabilities and other current liabilities

	Years ended December 31,

	2003	2004

Employee compensation	$777	$1,010
Restructuring	352	145
Royalties	213	184
Other	603	475

	$1,945	$1,814

(b) Long-term obligations

	Years ended December 31,

	2003	2004

Restructuring	$714	$829
Long-term deferred rent	—	76

	$714	$905

13.	Foreign currency hedging instruments

The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the relevant open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to$12,000 ($9,972). The Company was party to the following foreign currency futures contracts at December 31, 2004.

						Fair value at
Purchase					Contract settlement rate	December 31,
date	Settlement date	Type of contract	Notional principal		(Cdn$/US$)	2004

12/30/2004	3/15/2005	Cdn dollar futures contract	Cdn $	1,700	1.2048	$4
12/30/2004	6/14/2005	Cdn dollar futures contract		1,700	1.2039	4
12/30/2004	9/20/2005	Cdn dollar futures contract		1,700	1.2034	5
12/30/2004	12/20/2005	Cdn dollar futures contract		1,700	1.2015	4

			Cdn $	6,800	1.2034	$17

The Company records the fair value of open futures contracts as an accrued asset or liability on its balance sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash.

These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.

1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26,1992)

2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No.333-4820))

4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8(No. 333-30136))

4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

4.5	—
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
Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.27	—	Form of subscription agreement between Company and each subscriber private placement participant (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.28	—
Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.29	—
Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.30	—	Form of Warrant issued to each subscriber in the United States. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.31	—	Form of Warrant issued to each subscriber in Canada. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20‑F filed with the SEC on April 1, 2004)

4.33	—	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004).

4.34	—
Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004).

4.35	—	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999.

4.36	—	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002.

4.37	—	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004.

4.38	—	Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004.

4.39	—	Audit and Governance Committee Charter of the Company dated March 4, 2004.

4.40	—	Amendment dated January 18, 2005 to Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999.

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	—	Consent of Independent Registered Public Accounting Firm KPMG LLP

*Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.