Form 20-F
period 2005-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2006-04-03
CIK 884455

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                         OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
                         OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                         OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT
For the transition period from                                          to
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
As of December 31, 2005, the registrant had outstanding 18,878,122 common shares, without par value (the “Common Shares”).
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one): Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☑.
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
☐ Yes ☑ No

GENERAL INFORMATION:
     All monetary references throughout this Annual Report are expressed in United States dollars (“$”), except where indicated as Canadian dollars (“Cdn$”). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”).
     The operating results of Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) are affected by a wide variety of other factors that could materially and adversely affect actual results, including: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, stock based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price.
FORWARD-LOOKING INFORMATION:
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
     Solano® is a registered trademark of the Company in the United States and Canada and flexComm™ and quicComm™ are trademarks of the Company. This Annual Report also contains other product and company names that may be trademarks and/or registered trademarks of their respective holders.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A.	Selected Financial Data
     The selected consolidated financial data for the Company presented below under the captions “Statements of Operations Data” for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and “Balance Sheet Data” as of December 31, 2001, 2002, 2003, 2004 and 2005 are derived from the Company’s consolidated financial statements which have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated statements of operations data presented below for the years ended December 31, 2003, 2004 and 2005, and consolidated balance sheet data as of December 31, 2004 and 2005 are derived from the Company’s audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statements of operations data presented below for the years ended December 31, 2001 and 2002 and consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The Company’s audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The selected financial data presented below should be read in conjunction with the information contained in Item 5, “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share amounts)

		Years ended December 31,
	2001	2002	2003	2004	2005

Statements of Operations Data:
Sales	$21,875	$22,798	$19,628	$17,858	$14,743
Cost of sales	8,720	9,552	8,538	7,380	5,657

Gross profit	13,155	13,246	11,090	10,478	9,086
Administrative	5,107	5,071	4,763	3,647	3,776
Sales and marketing	4,753	4,041	4,705	2,491	3,221
Amortization	1,218	725	886	582	662
Write-down of goodwill	1,468	—	—	—	—
Write-down of capital assets	—	—	529	270	—
Research and development	5,946	4,739	4,783	2,763	2,969
Restructuring and other charges	—	1,620	181	2,312	51

Loss from operations	(5,337)	(2,950)	(4,757)	(1,587)	(1,593)
Interest expense	6	11	42	14	3
Other income	(70)	(7)	(7)	(9)	(58)

Loss before income taxes	(5,273)	(2,954)	(4,792)	(1,592)	(1,538)
Income tax expense	—	10	—	—	—

Net loss	$(5,273)	$(2,964)	$(4,792)	$(1,592)	$(1,538)
Foreign currency translation	(280)	83	—	—	—

Comprehensive loss	$(5,553)	$(2,881)	$(4,792)	$(1,592)	$(1,538)

Loss per share, basic and diluted	$(0.43)	$(0.22)	$(0.33)	$(0.09)	$(0.08)
Weighted average number of common shares outstanding	12,297	13,636	14,734	16,928	18,807

	2001	2002	2003	2004	2005

Balance Sheet Data as at December 31:
Working capital	$4,468	$6,850	$2,826	$5,533	$4,824
Total assets	12,558	14,075	8,408	10,977	8,844
Long-term obligations	—	857	714	905	866
Stockholders’ equity	7,400	8,659	3,890	6,272	5,353
No dividends have been declared in any of the years presented.
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors
     Any evaluation of the Company should take into account, among other things, the following factors, which could have a material adverse effect on the Company’s business, financial condition and results of operations.
Viability of Business Strategy
     Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products.
     In 2000, Spectrum ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant component supply risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004. This decision followed a six-month strategic review process, which included an evaluation of the potential sale of part or all of the Company.
     Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This demanding market includes military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more integrated and ruggedized solutions that are designed to reduce the cost, schedule and technical risk related to its customers’ development initiatives and production programs.
     Spectrum continues to generate revenues from general-purpose signal processing products and packet-voice engineering services. The Company’s decision to cease investment in these product and service lines, however, has resulted and is expected to continue to result in declining revenues from these products and services over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor the Company’s future product and engineering service revenues will fully offset the decline in its general-purpose and packet-voice product and service revenues.
     Despite the Company’s 2004 restructuring, it generated a net loss of $1,538,000 in 2005. At December 31, 2005, the Company had 90 staff including numerous personnel in key managerial and technical positions. There is no guarantee that the company has the requisite financial, managerial and technical resources to successfully execute its business strategy.
Liquidity and Capital Resources
     As of December 31, 2005, the Company had $2,275,000 of available cash and cash equivalents and $4,824,000 of working capital. The Company has a history of ongoing financial losses and ongoing requirements for additional financial resources. The Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.
     On March 16, 2004, the Company entered into a funding agreement with Technology Partnerships Canada (TPC), which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,121,000) through to December 31, 2006. As of December 31, 2005, the Company had claimed or accrued funding of Cdn$3,053,000 ($2,400,000) under the agreement.

Variability of Quarterly and Annual Operating Results
     The Company’s revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:
•	the volume and timing of orders received;

•	the general demand for embedded computers, embedded computer sub-systems and high performance signal processing solutions;

•	the success achieved by the Company’s original equipment manufacturer, or OEM, customers in developing and marketing their products;

•	the budget and procurement cycles associated with government programs;

•	the mix of product and engineering service revenues;

•	the timing of new product introductions by both the Company and its competitors;

•	pricing by both the Company and its competitors;

•	the Company’s ability to develop and market new products and services;

•	the Company’s ability to manufacture its products in a timely manner, at high quality levels and at commercially reasonable costs;

•	the availability and cost of electronic components;

•	the timing and levels of sales and marketing expenditures and general economic conditions;

•	changes in the financial condition or budget of significant customers; and

•	the timing of sales within each quarter.
Contract Performance
     The Company’s earnings and margins depend on its ability to perform under its contracts. The Company’s contracts require management to make various assumptions and projections about the outcome of future events. These projections can include future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance and the timing of product deliveries. If there is a significant change in one or more of these assumptions, circumstances or estimates, or if the Company is unable to control the costs incurred in performing under these contracts, the profitability of one or more of these contracts may be adversely affected.
Risk and Uncertainties Associated with Defense Related Contracts
     The Company enters into contracts both directly and indirectly with the U.S. government and foreign governments. As a result, the Company’s contracts and subcontracts are subject to the following risks associated with government contracts:
•	delays in funding or incremental funding;

•	reprioritization of orders that may affect scheduled delivery dates;

•	reduction or modification in the event of changes in government priorities and policies, or as the result of budgetary constraints or political changes; and

•	other factors that are not under the Company’s control.
     In addition, contracts with the U.S. and foreign governments and their prime contractors and subcontractors are subject to termination at the convenience of the government or contractor if the program itself has been terminated. Termination for convenience provisions generally entitle the Company to recover costs incurred, settlement expenses and profit on work completed prior to termination, however, there can be no assurance in this regard.
     As the Company contracts to supply goods and services to the U.S. and foreign governments and their prime contractors and subcontractors, it is also subject to other risks, including:
•	contract suspensions;

•	the reopening of bidding processes;

•	changes in government policies or regulations;

•	preference of government and domestic price contractors to purchase mission critical systems from domestic suppliers; and

•	other political factors.
     Finally, consolidation among defense industry contractors has resulted in fewer contractors with increased bargaining power relative to the Company. There can be no assurance that this increased bargaining power of contractors or any of the other factors listed above will not adversely affect the Company’s business, financial condition or results of operations in the future.
Reliance on Significant Customers
     In 2005 and 2004, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for each year and in 2005, the Company’s top two customers each accounted for approximately 10% of the Company’s sales for the year. Although the Company is seeking to broaden its customer base, it expects to continue to depend on a small number of significant customers. Due to the length of time required to replace lost business, any significant reduction in orders from the Company’s major customers may have a material adverse effect on the Company’s business, financial condition and results of operations.
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
     The process whereby a customer evaluates the Company’s products for development and testing purposes typically lasts from six to 24 months or more. Should the Company’s products not adapt to changes in technology during this time period and/or fail to meet customer requirements, or should there be any significant delay in either the Company’s or customer’s product developments or introductions, these elements could have a material adverse effect on the Company’s business as the Company’s design-ins may not produce production quantity revenues. In the case of the defense industry, more new product development activities may be undertaken than new products actually deployed, hence, actual deployments may not materialize. Furthermore, the Company may commit significant resources to design-ins that do not result in significant orders.
     Certain trends in signal processing technology, such as native signal processing and silicon integration (system on a chip), could displace certain of the Company’s products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.
Reliance on Key Personnel
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
Inflation and Foreign Currency Fluctuations
     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2005, the rise in the Canadian dollar had the effect of increasing the Company’s Canadian dollar denominated operating expenses relative to its revenues, the majority of which are denominated in U.S. dollars, which in time had a negative impact on net earnings. If the Canadian dollar continues to appreciate relative to the U.S. dollar, the Company’s reported operating expenses and net earnings may be further impacted.
     The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,295,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations. At December 31, 2005, the Company was party to foreign currency futures contracts with a total notional principal of Cdn$2,000,000 ($1,716,000).
Potential Undetected Errors
     The Company develops complex hardware and software products that may contain undetected errors or failures. Although the Company extensively tests its products prior to their introduction, design errors or hidden defects may only be discovered after initial product sampling, resulting in delays in volume production or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company’s business, financial condition and results of operations.
Audit Firm Risk
     The SEC requires the Company’s annual financial statements to be audited and quarterly statements reviewed by an Independent Public Accounting Firm registered with the Public Company Accounting Oversight Board. In the current market, certain registered independent public accounting firms are being forced to terminate client relationships due to lack of qualified audit staff. While the Company has obtained the requisite audit and related services to date, it cannot ensure that it will be able to do so in the future.
Dependence on Third-Party Suppliers
     The Company’s products may contain sole-sourced components such as microprocessors, signal processors, field programmable gate arrays, application specific integrated circuits, operating systems and chassis from suppliers including, but not limited to, Xilinx Inc., Freescale Semiconductor Inc., Texas Instruments Inc., Analog Devices Inc., Altera Corp., Toshiba Holdings, Atmel Corp., Wind River Systems Inc., Green Hills Software Inc., Harris Corporation, Digital Receiver Technology, Inc. and Rittal Systems Ltd. Each of these suppliers is the sole manufacturer of their respective components. The Company generally does not have supply guarantees with these suppliers and there can be no assurance that these suppliers will continue to meet its requirements. If any of the sole-sourced suppliers limit or reduce the sale of these components, the Company may be unable to fulfill customer orders in a timely manner or at all. The availability of many of these sole-sourced components is dependent in part on the Company’s ability to accurately forecast its future requirements. While the Company has from time to time experienced shortages of components from sole-sourced suppliers, such shortages have not to date had a material adverse effect on the Company’s operating results.
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
     If software developed and maintained by third party suppliers, which is incorporated into products offered by the Company, fails or fails to be supported by their respective vendors, it could be necessary for the Company to redesign those products or seek replacement products from other third party suppliers. Furthermore, should new releases of such third-party software prove to be incompatible with the current version of the Company’s product lines, this could result in a decline in demand for the affected products.
Export Controls
     A number of the Company’s products include items that are regulated by U.S. and Canadian export control laws. Some of these U.S. controlled products have also been classified as munitions and are subject to the International Traffic in Arms Regulations, or ITAR, which are promulgated under the authority of the Arms Export Control Act 22 U.S.C. 2778-2994. These regulations determine the countries in which the Company’s products that are classified as munitions can be marketed and sold. The regulations require the Company to apply for individual retransfer authorizations (export permits) from the U.S. Department of State for each transaction involving a regulated product. The Company routinely applies to expand the permitted territories for its products, however the process is often protracted with unpredictable results. All of the Company’s products, including those regulated by the U.S. Department of State, are also subject to Canadian export control laws. The Canadian laws have been largely harmonized with both U.S. and international laws, as Canada is a signatory to many international conventions. However, instances may exist where the application of Canada’s export regulations may result in a different export conclusion than the application of U.S. export regulations.
Intellectual Property Rights
     The Company believes that protection of its proprietary intellectual property is important. The Company seeks to maintain the proprietary nature of its technology through limited disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. As of March 29, 2006, the Company has one patent related to differential signal processing power management. While the Company has applied to the United States Patent and Trademark Office for four additional patents over the period October 2000 to December 31, 2005, there can be no assurance that these patents, if granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by patent laws and the laws related to trade secrets in the event that a competitor infringed upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its proprietary intellectual property will be effective in preventing misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such an event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.
Stock Based Compensation
     The Company has historically disclosed pro forma stock compensation expense quarterly and annually by calculating the grants’ fair value and disclosing the impact on net earnings and net earnings per share in a footnote to the consolidated financial statements. The Financial Accounting Standards Board statement No. 123R “Share Based Payment” (“FAS 123R”) will require the Company to record the fair value of all stock options as compensation expense in its Consolidated Statements of Operations which will materially (see FAS 123R disclosure below) adversely affect its operating results. Note 1 of the Company’s consolidated financial statements discloses the impact that such a change in accounting treatment would have had on net earnings and net earnings per share if the expensing of stock options requirements had been in effect during the periods presented. The Company adopted FAS 123R on January 1, 2006.
Contract Manufacturing
     The Company relies on contract manufacturers to assemble and test the majority of its printed circuit board assemblies in accordance with its specifications. While the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such contract manufacturers could disrupt or delay the Company’s ability to deliver its products to its customers and have a materially adverse effect on its business, financial condition and results of operations.
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
Environmental and Safety Regulations
     The Company’s products may become subject to new European substance bans (Directive 2002/95/EC of the European Parliament and of the Council on the restriction of the use of certain hazardous substances in electrical and electronic equipment) and product take-back regulations (Directive 2002/96/EC of the European Parliament and of the Council on waste electrical and electronic equipment) that would make the Company responsible for recycling and/or disposing of products the Company has sold. These and other proposed environmental laws may become more stringent over time, may be required in more places where the Company does business and may require the Company to incur increased costs for compliance. Although costs relating to environmental matters have not resulted in a material adverse effect on the Company’s business, results of operations or financial condition in the past, there can be no assurance that such costs will not have a material adverse effect in the future. The Company works with its suppliers to encourage the sharing of non-proprietary information on environmental research and compliance programs.
     Certain of the Company’s products sold in certain configurations may be subject to Canadian, U.S. and European emission and safety regulations including U.S. Federal Communications Commission Part 15B, 47CFRCh1 (10-1-97 Ed), European Parliament Directive 73/23/EEC, 89/336/EEC, 2004/108/EEC, 89/336/EEC, 95/5/EC and U.S. and Canadian Underwriters Laboratory safety regulations. These regulations may negatively impact the salability of the Company’s products for certain applications and may require the Company to incur increased costs for compliance.
Reliance on Third Party Distributors
     The Company relies on third-party distributors to sell its products in Europe and Asia. Certain of the Company’s distributors market products that compete with its products. The loss, termination or failure of one or more of its distributors to effectively promote its products could affect the Company’s ability to bring its products to market. Changes in the financial or business condition of these distributors and retailers could also have an adverse effect on the Company’s business.
International Operations and Markets
     The Company markets and sells products in international markets and has established offices and subsidiaries in the U.S. and the United Kingdom. Revenues from non-U.S. customers accounted for 32%, 18% and 27% of total revenues for fiscal years 2005, 2004 and 2003, respectively. There are inherent risks in transacting business internationally, including:
•	changes in applicable laws and regulatory requirements;

•	export and import restrictions;

•	export controls relating to technology;

•	tariffs and other trade barriers;

•	less favourable intellectual property laws;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	problems in collecting accounts receivable;

•	political instability;

•	fluctuations in currency exchange rates;

•	expatriation controls; and

•	potential adverse tax consequences.
     There can be no assurance that one or more of these factors will not have a material adverse effect on the Company’s future international activities and consequently, on its business and results of operations.
Uncertainty of Current Economic and Political Conditions
     Current global economic and political conditions are extremely uncertain as the result of many factors including the terrorist attacks in the U.S. in 2001, the U.S. involvement in Iraq and other global conflicts and acts of terrorism. These uncertainties make it extremely difficult to estimate the level of growth for the economy as a whole and for the markets in which the Company operates. As the Company’s budgeting and forecasting depend on estimates of the growth of the markets it serves and the demand for its products, the prevailing economic uncertainties will render future revenue, earnings and expenditure projections even more difficult than usual to make.
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
Corporate Governance and Public Disclosure Regulations
     Compliance with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and changes to the rules of the Nasdaq Stock Market, has required the Company to expend significant resources and incur additional expenses and will continue to do so. The Company is committed to maintaining the highest standards of corporate governance and public disclosure. As a result, the Company will need to continue to invest necessary resources to comply with evolving laws, regulations and standards and this investment may continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities. The current uncertainty surrounding the Company’s requirement to comply with certain provisions of the Sarbanes-Oxley Act of 2002 makes the financial impact of this regulation unclear.
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
Ability to Obtain Adequate Insurance Coverage
     The Company has many types of insurance coverage. Many external factors including, but not limited to, the terrorist attacks on September 11, 2001 and recent corporate scandals have led to increases in both insurance premiums and claim deductibles. While the Company believes it has been able to obtain sufficient insurance coverage to date, there can be no assurance that adequate coverage will be available in the future at reasonable premium rates.

     If coverage is not available or premiums are extremely high, the Company may be forced to self-insure for certain matters, which could substantially increase the risk to the Company’s financial condition in the event of a loss.
Item 4. Information on the Company.
A.	History and Development of the Company
     Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company’s head office, registered and records office is located at 2700 Production Way, Suite 300, Burnaby, British Columbia, Canada, V5A 4X1 Telephone: 604-421-5422
     Spectrum Signal Processing (USA) Inc. is a Delaware company incorporated on August 11, 2000. Its headquarters is located at 6630E Eli Whitney Drive, Columbia, Maryland, USA 21046. Spectrum Signal Processing (USA) Inc. maintains a security-cleared facility that allows its employees to hold personal security clearances.
     Spectrum Signal Processing (UK) Limited was incorporated under the laws of Scotland and was acquired in 1997 to conduct the Company’s European operations. Its headquarters is located at St. Stephens House, Arthur Road, Windsor, UK SL4 1RY.
     The Company’s Internet address is www.spectrumsignal.com. The Company’s SEC filings are available through its website, which is linked to the SEC’s website, where copies of the Company’s public filings can be obtained free of charge.
B. Business Overview
Business Strategy
     Spectrum develops software defined radio products and services for defense electronics and satellite communications applications. The Company focuses on the C4ISR defense electronics market, which includes command, control, computing, communication, intelligence, surveillance and reconnaissance. Target applications include military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Accordingly, Spectrum’s operations may be influenced by the procurement cycles of the U.S. and foreign governments.
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
     The Company markets its software defined products and services to prime contractors and government agencies involved in advanced C4ISR and satellite communications development programs. Spectrum’s value proposition is to reduce the cost, schedule and technical risks of its customers’ programs. Within the commercial-off-the-shelf marketplace, Spectrum believes it differentiates itself with application expertise, product specificity and advanced engineering and support services.
     Spectrum’s business strategy has been to leverage its product and service offering by working closely with technology influencers and partnering with complementary product providers. By doing this, Spectrum has been able to field a growing offering of integrated, application-specific products under its commercial-off-the-shelf business model. These include rapid prototyping and development platforms targeted at military communications, electronic intelligence and satellite communications developers.
     Spectrum’s SDR-3000 software defined radio platform was the first commercially available Software Communications Architecture (SCA), enabled system targeting military communications programs. The SDR-3000 is well suited for high channel density applications as well as test and validation applications. Spectrum recently launched its SDR-4000 line of software defined radio products that are well suited for low channel density applications in harsh environments.
Products
     Spectrum designs and develops software defined radio platforms for defense electronics and satellite communications applications. Its flexComm product line is designed in a modular fashion such that different processing and input/output elements can be supported to meet the requirements of a range of applications. In addition, the Company provides advanced application engineering and support services to its customers.
     Spectrum’s SDR-3000 software defined radio product was publicly endorsed in 2003 by the U.S. Department of Defense as JTRS representative hardware for portability testing of JTRS waveforms. The Company believes this validation has resulted in a significant increase in awareness of the Company’s products and services within the military communications community. This platform is suitable for deployment as military communications infrastructure. This product line has also been sold into commercial satellite communications applications.
     Spectrum has developed a new SDR-4000 platform that is designed for harsh environments and is suitable for deployment in tactical military communications applications. It is designed to be customized so that it can be optimized for higher volume production deployments.
     The cornerstones of Spectrum’s flexComm product line are its High Channel Density Receiver (HCDR), SDR-3000 and SDR-4000 products. The SDR-4000, SDR-3000 and HCDR product lines allow the Company’s customers to select the appropriate type of processing for their desired application. The Company’s customers can choose a processing mix of field programmable gate arrays from Xilinx™, digital signal processors from Texas Instruments and general purpose processors from Motorola, IBM and Intel. This modular approach to solving high performance computing problems with the Company’s flexComm portfolio is a critical contributor in securing new design-ins.
     The Company continues to support its general-purpose products, such as those products supporting the Analog Devices SHARC digital signal processors and older Texas Instruments digital signal processors, under ongoing production contracts. Programs may have a lifetime of 15 or more years. The Company expects to support its general-purpose products as long as there are customer orders and the components to manufacture these products are available. As more of the components on general-purpose products become obsolete, it becomes necessary to end-of-life certain products, at which time all existing customers have the opportunity to place last time orders or to purchase obsolete components to facilitate future product manufacturing. Several of the Company’s Analog Devices-based products fit into this category and are expected to be obsolete during the next few years.
     In early 2004, the Company ceased all new development in its packet-voice product line and, as a result, is not planning future packet-voice products. The Company continues to support its current packet-voice customers and products.
     Additional information regarding the Company’s revenue and gross profit by product line can be found below in “Item 18 – Financial Statements”.
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
     The Company generates a percentage of its revenues from engineering and support service contracts with its customers. These contracts, which may facilitate product orders, may also provide the Company with partial funding for the development of certain of its products. The Company generally provides engineering services under time and materials and milestone-based contracts. The Company currently maintains engineering service contracts with a number of its customers and intends to pursue similar contracts in the future. These contracts generally involve the development of integrated hardware and software solutions incorporating Spectrum’s products to fulfill a customer’s specific requirements.
Engineering
     The Company’s technical strengths include high performance and high-density hardware, field programmable gate array design, embedded and real-time software development, digital signal processing, algorithm development and systems integration capabilities. The Company believes that its technical strengths, coupled with its specialized application knowledge, enable it to provide fully integrated signal processing systems or subsystems as required by its customers.
     The Company’s engineers use a broad array of proprietary and licensed signal processing technologies to identify and develop the appropriate hardware and/or software solution for each application. The Company’s engineers work with their customers’ counterparts early in the design process to ensure that the benefits of its systems are fully realized in the customer’s end product. Established signal processing design components are utilized to create solutions that meet unique processing and input/output expansion requirements. The engineering team conducts pre-production tests to give customers the opportunity to observe how a system functions in an application so that necessary adjustments can be made before final production. When the customer has approved a signal processing design, the Company has the product manufactured in the quantity desired by the customer. The Company’s engineers also assist customers with project management, test software development, printed circuit board layout and manufacturing and system integration and testing.
Customers
     The Company conducted business with over 70 customers in 2005. A small number of these customers accounted for a substantial portion of the Company’s 2005 revenue. In 2005 and 2004, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for each year and in 2005 the top two customers each accounted for approximately 10% of the Company’s sales for the year. Although the Company is seeking to broaden its customer base, for the foreseeable future, the Company expects to continue to depend on a small number of significant customers for the majority of its revenues.
Competition
     The software defined radio market is becoming increasingly competitive as the underlying technologies mature. The principal competitive factors in this market include application knowledge, product performance, price, commercial availability, engineering and support services and access to new technologies.
     The Company competes against in-house development teams at many of its target customers. Often the Company’s target customers have significant financial and research and development resources that allow them to develop software reconfigurable radio technologies in-house. While the trend has been towards outsourcing and usage of commercial-off-the-shelf products for low and medium volume programs, there is no assurance that this trend will continue.
     The Company also faces competition from an increasing number of signal processing board and platform vendors, as well as companies that have historically acted as technology partners to Spectrum. These latter include both analog input/output and radio frequency subsystem vendors who have been acquired by larger organizations in an attempt to bring additional value to their own customers. Collectively, these vendors represent a diverse range of companies in terms of financial and engineering resources from small job shops to larger companies. In relative terms, the Company represents a small to medium sized firm. The Company believes its application knowledge coupled with its flexibility in addressing its customers’ specific program needs is increasingly acting as a meaningful differentiator that would take a significant investment of time and money to replicate.

Sales, Marketing and Distribution
     Spectrum’s sales and marketing strategy is to develop strategic customer relationships within each of its target markets. The Company believes that early access to a customer’s product plans enables it to support and influence the customer from initial product development through to volume production.
     Spectrum’s sales objective is to be “designed in” by a customer early in the design and development phase of a project. Spectrum then supports the customer throughout the development process and familiarizes itself with the specific application. At this stage, the number of units sold remains modest. Next, Spectrum works closely with the customer to define the precise product specifications required for production deployment and Spectrum will then modify its standard commercial-off-the-shelf solutions according to the customer’s requirements. Once in production, unit sales may grow substantially.
     By designing its products for easy migration from development to production phases and particularly by offering easy software portability across its product offering, Spectrum supports this sales strategy through its product roadmap.
     Most of the Company’s revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland and California to service the U.S. marketplace. The Company services non-U.S. customers via sales offices located in Canada and the United Kingdom. The Company currently maintains distribution agreements with distributors covering Austria, China, Eastern Europe, France, Germany, India, Israel, Italy, Japan, Portugal, Scandinavia, Singapore, South Korea, Spain, Switzerland, Taiwan and Turkey.
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
     Additional information regarding the Company’s geographical revenue breakdown can be found below in “Item 18 – Financial Statements”.
Operations
     The Company’s operations group manages its logistics, manufacturing, planning, procurement, customer service, quality assurance, export control and environmental and safety regulatory compliance functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board and system-level products, cable assemblies and some ASIC manufacturing. The Company believes that an outsourcing model allows it to focus more of its resources on its market position in such areas as research and product development, sales, marketing and customer support while providing a scalable, cost effective source of quality manufacturing capacity.
     For additional information regarding the impact of export controls and environmental and safety regulations, see “Item 3D – Risk Factors” above.
Suppliers
     The Company’s signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including but not limited to Xilinx Inc., Freescale Semiconductor Inc., Texas Instruments Inc., Analog Devices Inc., Altera Corp., Toshiba Holdings, Atmel Corp., Wind River Systems Inc., Green Hills Software Inc., Harris Corporation, Digital Receiver Technology, Inc. and Rittal Systems Ltd. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company generally does not have long-term agreements with any of its suppliers. The availability of many of these components is dependent in part on the Company’s ability to accurately forecast its future requirements. While shortages of these components have not had a material adverse effect on operating results to date, the availability of such components remains an inherent risk.
Restructuring
     In January 2004, Spectrum’s Board of Directors, together with its management, restructured the Company with the objective of focusing the Company’s activities on the defense electronics and commercial satellite communications markets and reducing operating expenses. The restructuring included ceasing all new investment in the Company’s packet-voice product line, reducing the Company’s workforce by 46 employees and reorganizing the Company into functional departments. Concurrent with its restructuring activities, the Company concluded a renegotiation of its head office facility lease.
C. Organizational Structure
     The Company serves the digital signal processing marketplace and is functionally organized. The Company has made and continues to make resource allocation decisions based on one operating segment.
     Spectrum has two wholly-owned subsidiaries, Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to conduct the Company’s European operations. Spectrum Signal Processing (USA) Inc. maintains a security-cleared facility in Columbia, Maryland, which allows Spectrum Signal Processing (USA) Inc.’s employees to hold personal security clearances. Spectrum Signal Processing (USA) Inc. acts as the Company’s U.S. sales agent.
D. Property, Plants and Equipment
     The Company leases its head office facility that is located at 2700 Production Way, Burnaby, British Columbia. The size of the Company’s premises under lease is approximately 24,000 square feet. The Company’s minimum lease payments will range between $387,000 and $471,000 annually over the balance of the lease term, which expires January 31, 2014. The Company also leases office space in California, Maryland and the United Kingdom.
     The Company maintains capital assets as described below in “Item 18 — Financial Statements”. The Company maintains a line of credit facility with a Canadian chartered bank and borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property.
Item 4A. Unresolved Staff Comments
     Not applicable

Item 5. Operating and Financial Review and Prospects.
     The following discussion and analysis is based on and should be read in conjunction with the Company’s consolidated financial statements and the related notes to consolidated financial statements, contained in “Item 18 — Financial Statements”.
     The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with U.S. generally accepted accounting principles.
A. Operating Results
Executive Overview
Business
     Spectrum was founded in 1987 as a developer and distributor of general-purpose signal processing products. In 2000, the Company ceased new investment in its general-purpose signal processing product line to focus on the development of products targeted at defense electronics and packet-voice applications. A combination of significant component supply risk and general market uncertainty led the Company to cease investment in its packet-voice product line in January 2004.
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
     Spectrum continues to generate revenues from general-purpose signal processing products and packet-voice engineering services. The Company’s decision to cease investment in these product and service lines, however, has resulted and is expected to continue to result in declining revenues from these products and services over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor its future product and service revenues will fully offset the decline in its general-purpose and packet-voice product and service revenues and to date, revenues from general purpose and packet-voice products have declined faster than its revenues from flexComm products have increased.
Key 2005 Financial Results
•	Spectrum’s revenues were $14.7 million in 2005, down 17% from $17.9 million in 2004. The Company’s year-over-year revenue decline was primarily due to a significant drop in packet-voice product and service revenues. In January 2004 the Company ceased all new investment in its packet-voice product line in light of significant component supply risk and general market uncertainty. Packet-voice revenues declined approximately $3.3 million relative to 2004.

•	Spectrum’s gross profit was $9.1 million, a margin of 62% of revenues, exceeding the Company’s target gross margin. Spectrum’s gross margin typically varies due to a number of factors, which are described in the gross profit discussion on the following pages.

•	Spectrum reported a net loss of $1.5 million in 2005, compared to a net loss of $1.6 million in 2004. Spectrum’s net loss in 2005 was primarily attributable to declining revenues from the Company’s packet-voice products and services. Included in the Company’s 2004 net loss was $2.6 million of restructuring related charges.

•	Spectrum’s cash and cash equivalents were $2.3 million at December 31, 2005, compared to $3.3 million at December 31, 2004.

Key 2005 Initiatives
     Spectrum’s 2005 objectives and performance relative to those objectives follows:
•	Increase core flexComm revenues to offset the anticipated decline in packet-voice revenues and largely maintain profitability over the course of the year. Spectrum generated a net loss of $1.5 million in 2005, due to its inability to increase its core flexComm revenues sufficiently to offset the decline in its packet-voice revenues.

•	Focus on the core defense and satellite communications markets. The Company achieved 11 new design-ins in these markets during 2005.
Key 2006 Challenges and Opportunities
     The Company faces a number of challenges in 2006 including:
•	modest liquidity and capital resources;

•	securing production contracts for its flexComm wireless products;

•	the continued decline in general-purpose wireless product revenues resulting from the Company’s decision in 2000 to curtail new investment in its general purpose product line;

•	the long sales cycle associated with the defense electronics industry;

•	the fact that near term revenue growth from its flexComm wireless products and services will likely not increase sufficiently to fully offset the near-term decline in general-purpose wireless product and packet-voice product and service revenues;

•	the increased value of the Canadian dollar relative to the U.S. dollar and the increase in expenses that has resulted when such expenses are expressed in U.S. dollar terms;

•	the increase in personnel expenses and other pressures related to a strong labor market; and

•	the need to prepare the organization for growth while maintaining expense control.
     Spectrum’s management is excited about the Company’s potential for 2006 and beyond. Opportunities for 2006 include:
•	securing production sales contracts for its flexComm products. While these contracts are not expected to yield significant revenues in 2006, they are expected to provide for a more stable revenue stream in future years;

•	a continuation of the Company’s current success in obtaining design-ins with its flexComm products; and

•	continued growth of the Company’s Application Engineering Services group.
Seasonality and Trends
     The operations of the Company may be influenced by the procurement cycle of the U.S. and foreign governments.
     The Company ceased all new development in its packet-voice product line in January 2004 and restructured its operations to focus on the defense electronics and satellite communications markets. As a result, packet-voice product revenues have declined significantly over the course of 2005 and are expected to be nominal in the future.
     As a result of the Company’s January 2004 restructuring, operating expenses have been reduced significantly from 2003 levels. Operating expenses in the first quarter of 2004 included restructuring related charges of $2.6 million. Operating expenses in the first quarter of 2005 included a non-recurring third party distributor sales commission and a severance charge related to the Company’s decision to move its North American sales leadership function from Canada to the United States.

Results of Operations
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Year ended
	December 31, 2003		December 31, 2004		December 31, 2005

Sales	$19,628	100%	$17,858	100%	$14,743	100%
Cost of sales	8,538	43	7,380	41	5,657	38

Gross profit	11,090	57	10,478	59	9,086	62

Expenses
Administrative	4,763	24	3,647	20	3,776	26
Sales and marketing	4,705	24	2,491	14	3,221	22
Research and development	4,783	24	2,763	15	2,969	20
Amortization	886	5	582	3	662	4
Write-down of capital assets	529	3	270	2	—	—
Restructuring and other charges	181	1	2,312	13	51	—

	15,847	81	12,065	68	10,679	72

Loss from operations	(4,757)	(24)	(1,587)	(9)	(1,593)	(11)

Other
Interest expense	42	—	14	—	3	—
Other income	(7)	—	(9)	—	(58)	—

	35	—	5	—	(55)	—

Net loss	$(4,792)	(24%)	$(1,592)	(9%)	$(1,538)	(10%)

Selected Financial Data by quarter for the eight quarters ended December 31, 2005
(Figures in this table are expressed in thousands of United States dollars, except per share amounts)

	Three months ended,
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Revenue	$4,100	$3,397	$3,509	$3,737

Gross profit	2,565	2,086	2,029	2,406

Operating expenses	2,929	2,489	2,519	2,742

Net loss	(352)	(396)	(469)	(321)

Loss per share
Basic	$(0.02)	$(0.02)	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.02)

	Three months ended,
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Revenue	$4,280	$4,187	$4,794	$4,597

Gross profit	2,477	2,520	2,694	2,787

Operating expenses	4,816	2,367	2,388	2,494

Net earnings (loss)	(2,348)	153	309	294

Earnings (loss) per share
Basic	$(0.16)	$0.01	$0.02	$0.02
Diluted	$(0.16)	$0.01	$0.02	$0.02

Three Months Ended December 31, 2005 Compared to the Three Months Ended December 31, 2004
(Figures in this table are expressed in thousands of United States dollars)

	Three months ended		Three months ended		Difference
	December 31, 2004		December 31, 2005		2005 vs 2004

Sales	$4,597	100%	$3,737	100%	$(860)	(19%)
Cost of sales	1,810	39	1,331	36	(479)	(26)

Gross profit	2,787	61	2,406	64	(381)	(14)

Expenses
Administrative	848	18	1,064	28	216	25
Sales and marketing	639	14	749	20	110	17
Research and development	862	19	771	21	(91)	(11)
Amortization	151	3	162	4	11	7
Restructuring and other charges	(6)	—	(4)	—	2	(33)

	2,494	54	2,742	73	248	10

Earnings (loss) from operations	293	6	(336)	(9)	(629)	(215)

Other
Interest expense	2	—	3	—	1
Other income	(3)	—	(18)	—	(15)

	(1)	—	(15)	—	(14)

Net earnings (loss)	$294	6%	$(321)	(9%)	$(615)	(209%)

     Sales — Sales for the fourth quarter of 2005 were $3,737,000, a decrease of $860,000 or 19%, relative to sales in the fourth quarter of 2004. Included in sales were revenues from the Company’s wireless product line of $3,629,000 or 97% of sales, compared to $4,181,000 or 91% of sales in the fourth quarter of 2004. Also included were revenues from the Company’s packet-voice product line of $108,000 or 3% of sales, compared to $416,000 or 9% of sales for the fourth quarter of 2004. The decrease in the Company’s sales in the fourth quarter of 2005 compared to sales in the fourth quarter of 2004 was attributable to decreased sales of the Company’s general-purpose wireless products and packet-voice products and services. The Company expects that sales of its general-purpose wireless products will continue to decline in future periods and expects sales of its flexComm wireless products and services to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant component supply risk and general market uncertainty. Packet-voice product and service revenues are expected to be nominal in future periods.
     Gross profit — Gross profit decreased to $2,406,000 for the fourth quarter of 2005 from $2,787,000 for the fourth quarter of 2004, a decrease of $381,000 or 14%. Gross margin (profit as a percentage of sales) was 64% for the fourth quarter of 2005 and 61% for the fourth quarter of 2004. The Company’s historical gross margin percentage has varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.
     Administrative — Administrative expenses for the fourth quarter of 2005 were $1,064,000 or 28% of sales for the period, compared to $848,000 or 18% of sales for the fourth quarter of 2004. Administrative expenses were higher in the fourth quarter of 2005, in both dollar terms and as a percentage of sales, primarily due to gains realized on foreign exchange futures contracts during the 2004 period, which are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”. Administrative expenses were also higher in the 2005 period due to increased employee compensation expense resulting from both increased administrative staffing and inflationary pressures, increased professional fees and by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar. These cost increases were partially offset by reduced bad debt expense in the 2005 period.

     Sales and marketing — Sales and marketing expenses for the fourth quarter of 2005 were $749,000 or 20% of sales for the period, compared to $639,000 or 14% of sales for the fourth quarter of 2004. Sales and marketing expenses were higher in the fourth quarter of 2005, in both dollar terms and as a percentage of sales, due to third party sales representative commissions and increased sales and marketing compensation costs resulting from increased sales and marketing staffing.
     Research and development — Research and development expenses were $771,000 for the fourth quarter of 2005 or 21% of sales for the quarter, compared to $862,000 or 19% of sales for the fourth quarter of 2004. The decrease in research and development expenses resulted primarily from reduced employee compensation expense due to reduced variable employee compensation costs and vacant engineering positions in 2005. Since the majority of the Company’s R&D expenses are incurred in Canada, the above savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar.
     Amortization — Amortization expense for the fourth quarter of 2005 was $162,000 or 4% of sales for the period, compared to $151,000 or 3% of sales for the fourth quarter of 2004. Amortization expense was higher in 2005 due primarily to capital asset purchases made in late 2004 and early 2005 related to the Company’s head office facility reconfiguration, as well as ongoing purchases of capital assets.
     Net earnings (loss) — The Company had a net loss for the fourth quarter of 2005 of $321,000 compared to net earnings of $294,000 for the fourth quarter of 2004. The Company’s net loss per share (basic and diluted) for the fourth quarter of 2005 was $0.02, compared to net earnings per share (basic and diluted) of $0.02 for the fourth quarter of 2004.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Difference
	December 31, 2004		December 31, 2005		2005 vs 2004

Sales	$17,858	100%	$14,743	100%	$(3,115)	(17%)
Cost of sales	7,380	41	5,657	38	(1,723)	(23)

Gross profit	10,478	59	9,086	62	(1,392)	(13)

Expenses
Administrative	3,647	20	3,776	26	129	4
Sales and marketing	2,491	14	3,221	22	730	29
Research and development	2,763	15	2,969	20	206	7
Amortization	582	3	662	4	80	14
Write-down of capital assets	270	2	—	—	(270)	(100)
Restructuring and other charges	2,312	13	51	—	(2,261)	(98)

	12,065	68	10,679	72	(1,386)	(11)

Loss from operations	(1,587)	(9)	(1,593)	(11)	(6)	—

Other
Interest expense	14	—	3	—	(11)
Other income	(9)	—	(58)	—	(49)

	5	—	(55)	—	(60)

Net loss	$(1,592)	(9%)	$(1,538)	(10%)	$54	(3%)

     Sales — Net sales in 2005 were $14,743,000, a decrease of $3,115,000 or 17%, compared to sales in 2004. Included in sales were revenues from the Company’s wireless product line of $13,914,000 or 94% of sales, compared to $13,730,000 or 77% of sales in 2004. Also included were revenues from the Company’s packet-voice product line of $829,000, or 6% of sales, compared to $4,128,000 or 23% of sales in 2004. The decrease in the Company’s sales in 2005 compared to sales in 2004 was attributable primarily to decreased sales of the Company’s packet-voice products and services and general-purpose wireless products. The Company expects that sales of its general-purpose wireless products will continue to decline in future periods and expects sales of its flexComm wireless products and services to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant component supply risk and general market uncertainty. Packet-voice product and service revenues are expected to be nominal in future periods.
     Gross profit — Gross profit decreased to $9,086,000 in 2005 from $10,478,000 in 2004, a decrease of 13%. Gross margin (profit as a percentage of sales) increased to 62% in 2005 from 59% in 2004. The Company’s historical gross margin varies due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.
     Administrative — Administrative expenses were $3,776,000 or 26% of sales in 2005, compared to $3,647,000 or 20% of sales in 2004. Administrative expenses were higher in 2005, both in dollar terms and as a percentage of sales, due primarily to increased employee compensation costs resulting from increased administrative staffing, inflationary pressures and the appreciation of the Canadian dollar relative to the U.S. dollar. These cost increases were partially offset by the collection of an account receivable during 2005 that was written off as a bad debt in 2004.
     Sales and marketing — Sales and marketing expenses were $3,221,000 or 22% of sales in 2005, compared to $2,491,000 or 14% of sales in 2004. Sales and marketing expenses were higher in 2005, in both dollar terms and as a percentage of sales, due to increased employee compensation expenses and third party sales representative commissions. Employee compensation expenses increased as a result of increased sales and marketing personnel, a severance charge related to the Company’s decision in the first quarter of 2005 to move the leadership of the North American sales operations from Canada to the United States, inflationary pressures and the appreciation of the Canadian dollar relative to the U.S. dollar.
     Research and development — Research and development expenses were $2,969,000 or 20% of sales in 2005, compared to $2,763,000 or 15% of sales in 2004. R&D expenses incurred in 2005 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in research and development expenses in 2005 resulted primarily from reduced expense offsets accrued pursuant to the Company’s agreement with Technology Partnerships Canada (TPC). In the year ended December 31, 2004, the Company recorded TPC expense offsets of approximately $1,247,000 for eligible R&D expenses covering an eighteen-month claim period. The TPC agreement, which was entered into in the first quarter of 2004, allowed the Company to claim funding from TPC of 25% of eligible expenses incurred after June 18, 2003. In addition, the Company’s research and development expenses were higher in 2005 due to increased fixed employee compensation expenses resulting from the appreciation of the Canadian dollar relative to the U.S. dollar, growth in the Company’s application engineering services team and inflation pressure, increased spending on engineering prototypes and increased personnel recruitment expenses. These expense increases were partially offset by reduced variable employee compensation costs in 2005.
     Amortization — Amortization expense in 2005 increased to $662,000 or 4% of sales compared to $582,000 or 3% of sales in 2004. Amortization expense was higher in 2005 due primarily to capital asset purchases made in late 2004 and early 2005 related to the Company’s head office facility reconfiguration, as well as ongoing purchases of capital assets.
     Write-down of capital assets — In connection with the Company’s January 2004 restructuring activities, it evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270,000 in 2004. The Company was required to reduce the carrying value of the assets to their estimated fair value and recognize asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.
     Restructuring and other charges. Restructuring and other charges were $51,000 in 2005 compared to $2,312,000 in 2004. The 2005 charges result primarily from the revaluation of Canadian dollar denominated restructuring liabilities related to the Company’s 2002 restructuring when expressed in U.S. dollars. The 2004 charges consisted primarily of employee severance costs. In January 2004, the Company reduced its workforce by 46 persons. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line. The decision to cease all new development in the Company’s packet-voice product line was made in light of significant component supply risk and general market uncertainty.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Difference
	December 31, 2003		December 31, 2004		2004 vs 2003

Sales	$19,628	100%	$17,858	100%	$(1,770)	(9%)
Cost of sales	8,538	43	7,380	41	(1,158)	(14)

Gross profit	11,090	57	10,478	59	(612)	(6)

Expenses
Administrative	4,763	24	3,647	20	(1,116)	(23)
Sales and marketing	4,705	24	2,491	14	(2,214)	(47)
Research and development	4,783	24	2,763	15	(2,020)	(42)
Amortization	886	5	582	3	(304)	(34)
Write-down of capital assets	529	3	270	2	(259)	(49)
Restructuring and other charges	181	1	2,312	13	2,131	1,177

	15,847	81	12,065	68	(3,782)	(24)

Loss from operations	(4,757)	(24)	(1,587)	(9)	3,170	(67)

Other
Interest expense	42	—	14	—	(28)
Other income	(7)	—	(9)	—	(2)

	35	—	5	—	(30)	(86)

Net loss	$(4,792)	(24%)	$(1,592)	(9%)	$3,200	(67%)

     Sales — Net sales in 2004 were $17,858,000, a decrease of $1,770,000 or 9%, compared to sales in 2003. Included in sales were revenues from the Company’s wireless product line of $13,730,000 or 77% of sales, compared to $16,036,000 or 82% of sales in 2003. Also included were revenues from the Company’s packet-voice product line of $4,128,000 or 23% of sales, compared to $3,592,000 or 18% of sales in 2003. The decrease in the Company’s sales in 2004 compared to sales in 2003 was attributable primarily to a significant reduction in sales of the Company’s general-purpose products as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its general-purpose and packet-voice products will continue to decline in future periods and expects sales of its current generation flexComm wireless products to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant component supply risk and general market uncertainty. As a result, the Company expects to realize nominal revenues from packet-voice sales through 2005.
     Gross profit — Gross profit decreased to $10,478,000 in 2004 from $11,090,000 in 2003, a decrease of 6%. Gross margin (profit as a percentage of sales) increased to 59% in 2004 from 57% in 2003. The Company’s historical gross margin varies due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.
     Administrative — Administrative expenses were $3,647,000 or 20% of sales in 2004, compared to $4,763,000, or 24% of sales in 2003. Administrative expenses were lower in 2004, both in dollar terms and as a percentage of sales, due primarily to reductions in employee compensation expenses resulting from a reduction in the number of administrative employees, and reduced facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004. These savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars resulting from the appreciation of the Canadian dollar relative to the U.S. dollar and reduced returns realized from foreign currency futures contracts.

     Sales and marketing — Sales and marketing expenses were $2,491,000 or 14% of sales in 2004, compared to $4,705,000 or 24% in 2003. Sales and marketing expenses were lower in 2004, in both dollar terms and as a percentage of sales, due to reductions in the number of sales and marketing employees and related costs resulting from the Company’s January 2004 restructuring activities and reduced spending on third party sales representative commissions.
     Research and development — Research and development expenses were $2,763,000 or 15% of sales in 2004, compared to $4,783,000 or 24% of sales in 2003. R&D expenses incurred in 2004 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from expense offsets of $1,247,000 accrued pursuant to the Company’s agreement with Technology Partnerships Canada, which is explained in more detail below under “Financial Condition.” In addition, the Company’s R&D expenses were lower in 2004 due to a reduction in the number of R&D employees resulting from the Company’s January 2004 restructuring and reduced spending on engineering prototypes. Since the majority of the Company’s R&D expenses are incurred in Canada, the above savings were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars from the appreciation of the Canadian dollar relative to the U.S. dollar and an increase in variable employee compensation expense.
     Amortization — Amortization expense in 2004 decreased to $582,000 or 3% of sales compared to $886,000 or 5% of sales in 2003. The decrease in amortization expense in 2004 results from a decreased investment in capital assets and from write-downs of capital assets in 2003 and 2004.
     Write-down of capital assets — In connection with the Company’s January 2004 restructuring activities, it evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270,000 in 2004. The Company was required to reduce the carrying value of the assets to their estimated fair value and recognize asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.
     Restructuring and other charges — Restructuring and other charges in 2004 were $2,312,000 relating primarily to the implementation of a business restructuring in January 2004 that included a workforce reduction of 46 persons, including four executives.
     Net loss - The Company had a net loss of $1,592,000 in 2004, compared to a net loss of $4,792,000 in 2003. The Company’s loss per share (basic and diluted) in 2004 was $0.09, compared to a loss per share (basic and diluted) of $0.33 in 2003.
Inflation and Foreign Currency Fluctuations
     The Company believes that inflation and other changes in prices have not had a material effect on the Company.
     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
     The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount under these contracts at any one time to Cdn$12,000,000 ($10,295,000). The Company was party to foreign exchange futures contracts with a notional principal of Cdn$2,000,000 ($1,716,000) at December 31, 2005. Details of these contracts can be found below in “Item 11:

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
     During the year ended December 31, 2005, the Company did not adopt any new accounting policy that will have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.
     The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of the Company’s customers deteriorates, increases in the allowance may be made at the time that determination is made. The vast majority of the Company’s customers are national governments, large government prime contractors or large commercial customers and, as a result, the Company believes its exposure to credit risk is low. The Company also purchases credit insurance to protect against bad debt losses for a portion of its non-North American, non-government receivables. At December 31, 2005 31% of trade receivables were subject to credit insurance.

•	The Company recognizes revenue for certain long-term development contracts using the percentage-of-completion method of accounting in accordance with AICPA Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company estimates the total profit on a contract as the difference between total estimated revenue and total estimated costs of the contract and recognizes that profit over the life of the contract. The Company’s estimates are based upon the knowledge and experience of its program managers and other personnel, who review each long term contract to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When adjustments in contract costs are determined to be necessary, such revisions may have the effect of adjusting in the current period the earnings applicable to performance in prior periods. Anticipated losses, if any, are recognized in the period in which they are determined.

•	The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company’s projections, an additional inventory write-down may be required.

•	As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets

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

•	The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company’s overall business strategy; significant negative industry or economic trends; significant decline in the Company’s stock price for a sustained period and the Company’s market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

•	The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management’s best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust its provision for warranty costs.
Impact of Recent Accounting Pronouncements
     On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment”, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. FAS 123R is effective for all fiscal years beginning after June 15, 2005. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. Under FAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. Under the SEC’s amended compliance date, the Company is required to adopt the new standard effective January 1, 2006. The Company will use the modified-prospective transition method and will not restate prior periods for the adoption of FAS 123R. Although the Company is currently evaluating the provisions of FAS 123R and its implications on employee benefit plans, it believes that the adoption of this standard will have a material effect on consolidated results from operations and earnings per share in 2006 and future periods.
     Additional information regarding the accounting pronouncements applicable to the Company can be found below in “Item 18 – Financial Statements”.
Accelerated Vesting of Stock Options
     On December 19, 2005, the Company’s Board of Directors approved the accelerated vesting of all unvested stock options awarded under the Company’s stock option plan with exercise prices of Cdn$1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration.
     In connection with the modification of the terms of these options to accelerate their vesting, approximately $789,000 of stock-based employee compensation expense is included in the pro forma table included in Note 1 of the Company Annual Financial Statements for the fiscal year ended December 31, 2005 representing the remaining unamortized value of the impacted, previously unvested options. As the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s 2005 Statement of Operations in accordance with APB 25.
     The primary purpose for modifying the terms of these options to accelerate their vesting was to eliminate the need to recognize remaining unrecognized non-cash compensation expense associated with these options in the Company’s Statement of Operations pursuant to FAS 123R described in more detail above.
     Additional information regarding the Company’s accelerated vesting of stock options can be found below in “Item 18 – Financial Statements”.
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
     During the year ended December 31, 2005, the Company used $1,226,000 in cash for operating activities due primarily to a net loss of $1,538,000, which included non-cash amortization of $693,000, a decrease in accounts payable of $365,000 and a decrease in accrued liabilities of $845,000. These uses of cash were offset in part by a decrease in accounts receivable of $699,000. The decrease in accrued liabilities was due primarily to the payment of variable employee compensation in early 2005. The decrease in accounts receivable was due primarily to reduced sales in the fourth quarter of 2005.
     Cash used for investing activities during the year ended December 31, 2005 was $444,000 related to the purchase of capital assets.
     Cash provided by financing activities during the year ended December 31, 2005 was $619,000 from the exercise of share purchase warrants and employee stock options.
     At December 31, 2005 and December 31, 2004, the Company’s cash and cash equivalents balances were $2,275,000 and $3,326,000 respectively. Other than required future payments under operating leases and other contractual obligations as described in the tables below and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at December 31, 2005 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital and capital requirements and would need additional financial resources to meet any acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully effect future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.
     The Company has entered into various operating lease agreements with remaining terms of up to approximately eight years for office premises and equipment. Expected minimum annual lease payments are outlined in the table below. Additional information concerning contractual obligations (inclusive of the lease obligations set forth in the table below) is set forth in “Section 5F – Tabular Disclosure of Contractual Obligations” below.

2006	$529,000
2007	448,000
2008	427,000
2009	429,000
2010	448,000
2011 and thereafter	1,431,000

$3,712,000

     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included a lease renegotiation fee, increased lease duration and the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, range from approximately Cdn$451,000 ($387,000) to Cdn$549,000 ($471,000) annually over the new lease term, which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issued the owner 200,000 Common Shares of the Company and granted the owner warrants to purchase an additional 200,000 Common Shares. Warrants allowing the landlord to purchase 20,300 Common Shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to purchase 179,700 Common Shares at Cdn$2.52 ($2.09) per share are due to expire on March 31, 2006.
     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,241,000). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217,000 ($163,000), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All 99,549 compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired on September 23, 2005.
     In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($9,804,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of December 31, 2005, the Company has paid or accrued royalties to TPC of $729,000 (Cdn$1,007,000). During the year ended December 31, 2005, the Company accrued royalties payable of $175,000 (Cdn$204,000), which remained unpaid at December 31, 2005. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
     On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,121,000) through to December 31, 2006. As of December 31, 2005, the Company had claimed or accrued funding of Cdn$3,053,000 ($2,400,000) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($19,190,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($9,008,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the year ended December 31, 2005, the Company recorded TPC benefits of $977,000 (Cdn$1,184,000). Of these amounts, the Company recorded $878,000 (Cdn$1,063,000) as reductions of research and development expenses, $72,000 (Cdn$87,000) as reductions of sales and marketing expenses and $27,000 (Cdn$34,000) as reductions of capital asset purchases for the year ended December 31, 2005.
     The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955,000 ($623,000) in relation to its TPC funding agreement dated March 1999 of which Cdn$60,000 has been determined by management to be a fee paid for services potentially not permitted under the agreement. In order to remedy this, the Company has remitted a payment of Cdn$60,000 ($52,000) to Industry Canada.
     In September 2005 the Company was notified by Industry Canada that in the opinion of the Minister of Industry, the Company was in default of the non-solicitation provisions of its TPC funding agreement dated March 1999 due to its related engagement of two outside consultants rather than just the one consultant for which the Cdn$60,000 was remitted as described above. The Company paid Cdn$948,000 ($618,000) in contingent fees to these consultants for contractually specified services.
     On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy the Company’s alleged breach of its TPC funding agreement dated March 1999. Under the settlement agreement, the Company has agreed to pay Industry Canada Cdn$70,000 ($60,000) to rectify the breach. The Company remitted Cdn$60,000 ($52,000) of this amount in October 2005 and has agreed under the settlement agreement to pay an additional Cdn$10,000 ($8,000) in audit related costs.
     The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.
     The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,290,000) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($858,000). At December 31, 2005, the total amount available for borrowing based on these margining requirements was Cdn$2,824,000 ($2,423,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the

Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2005 were nil.
Subsequent events
     On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy the Company’s alleged breach of its TPC funding agreement dated March 1999. Under the settlement agreement, the Company has agreed to pay Industry Canada Cdn$70,000 ($60,000) to rectify the breach. The Company remitted Cdn$60,000 ($52,000) of this amount in October 2005 and has agreed under the settlement agreement to pay an additional Cdn$10,000 ($8,000) in audit related costs.
     Subsequent to December 31, 2005, a demonstration test under a fixed-price performance contract indicated that, notwithstanding it had met design specifications agreed to by the Company and the customer, the test product did not meet the customer’s needs. The Company had obtained approval for all milestones up to December 31, 2005 and had obtained customer authorization to continue under the contract. To December 31, 2005, the Company has recognized revenues and costs on a percentage-of-completion basis in accordance with the Company’s accounting policy. The Company is currently working with its customer to agree upon future deliverables under this arrangement, which could involve revisions to the existing contractual arrangements, but at this time it cannot be certain that such resolution will be achieved or that the Company’s revenue, gross margin and earnings (loss) from operations during the year ended December 31, 2006 will not be negatively affected.
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
     The Company claims copyright protection for each printed circuit board, integrated circuit or software program developed internally. The Company has six registered trademarks in Canada for “DSP”, “VASP”, “Media~Link”, “Office F/X”, “DSP~Link” and “Solano” and two registered trademarks in the United States for “DSP~Link” and “Solano”. In addition, the Company has one registered trademark in the European community for Solano. flexComm™ and quicComm™ are also trademarks of the Company.
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
D. Trend Information
     Spectrum faces a number of trends that may impact its business including:
     Liquidity and Capital Resources — The Company has a history of ongoing financial losses and the continued requirement for additional financial resources. In 2005, 2004 and 2003, the Company used $1,670,000, $805,000 and $3,045,000 in cash for operating and investing activities. The Company historically has met its operating and investing capital requirements through cash flows from operations, borrowing under its line of credit facility, TPC funding and from funds generated from the sale of its equity securities. As of December 31, 2005, the Company had $2,275,000 of available cash and cash equivalents, $4,824,000 of net working capital and $2,423,000 available for borrowing under its line of credit. At December 31, 2004, the Company had $3,326,000 of available cash and cash equivalents and $5,533,000 of working capital.
     Sales and Product Mix — Spectrum has experienced a trend of declining sales since it changed its strategy in 2000. This decline initially reflected diminishing sales of the Company’s general-purpose wireless products and, more recently, diminishing revenues from its packet-voice products and services. These declines result from the Company’s decision to de-focus its general-purpose wireless product line in 2000 and its decision to cease investment in its packet-voice product line in January 2004. These revenue declines have been partially offset by increasing revenues from the Company’s flexComm product line. However, to date revenue growth in the flexComm product line has not been sufficient to fully offset declining revenues from both general-purpose wireless and packet-voice products and services. The Company expects continued revenue growth from flexComm products and related engineering services and expects revenues from both general-purpose wireless and packet-voice products to continue to decline. Packet-voice product and service revenues are expected to be nominal in 2006 and future periods.
     Market — Spectrum increasingly develops and sells integrated solutions and engineering services targeted specifically at defense and satellite communications applications as opposed to developing signal processing boards for the general-purpose signal processing market. Additionally, in early 2004, Spectrum ceased all new development in its packet-voice product line.
     Technology — Spectrum is seeing the high performance computing market demand moving from homogeneous processing products that use a single type of processor to heterogeneous processing solutions that use multiple types of processors for optimal system performance. Accordingly, Spectrum has embraced heterogeneous processing and high-speed communication fabrics to efficiently move large amounts of data within and in and out of systems. Spectrum is also developing and selling more integrated products that include third-party hardware and software. Increased silicon integration (system on a chip) trends, however, may ultimately result in obsolescence of certain of the Company’s products.
     Customer Mix — A continuing trend for Spectrum is its reliance on a small number of customers to provide the majority of its revenue. In each of 2005 and 2004, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for the year.
     Backlog — Spectrum’s backlog at December 31, 2005 and December 31, 2004 was approximately $1,340,000 and $2,530,000, respectively. The Company’s backlog has remained relatively consistent with the exception of one large customer order that was in backlog at December 31, 2004.

     Production Model — Spectrum continues to use third party electronic manufacturing service firms to manufacture its products. The Company continues to use a split-procurement model pursuant to which it procures certain high-priced or long lead time components itself and its electronic manufacturing service providers source all other components based on sales forecast information. While Spectrum has experienced a trend of declining inventory levels as a result of this model, there can be no assurance that this trend will continue.
     Foreign Exchange — Spectrum sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Over the course of 2005, the Canadian dollar experienced a sustained appreciation vis-à-vis the U.S. dollar that negatively impacted Spectrum’s operating expenses and net loss. Should the Canadian dollar continue to appreciate relative to the U.S. dollar, Spectrum’s operating expenses and net earnings will be further impacted.
     Accounting Pronouncements — See “Impact of Recent Accounting Pronouncements” in Item 5.B. above for a discussion of recent accounting pronouncements that the Company expects to have a material impact on the Company’s consolidated results of operations and earnings per share.
E. Off-Balance Sheet Arrangements
     None
F. Tabular Disclosure of Contractual Obligations

	Payments due by period (000’s)
		Less than			more than
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	3,712	529	875	877	1,431
Purchase obligations	—	—	—	—	—
Other long-term liabilities	972	88	198	240	446

	$4,684	$617	$1,073	$1,117	$1,877

G. Safe Harbor
     This document and other documents filed by the Company with the SEC contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ materially from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The directors and executive officers of the Company are as follows:

Name	Age	Position
Irving Ebert (1)	57	Chair of the Board and Director
Pascal Spothelfer	45	President, Chief Executive Officer and Director
Mark Briggs	40	Vice President, Marketing
Brent Flichel	37	Vice President, Finance, Chief Financial Officer and Secretary
Mario Palumbo (4)	40	Vice President, Engineering
Leonard Pucker II	42	Chief Technology Officer
Andrew Harries (2)	44	Director
Jules Meunier (1)(2)	50	Director
Matthew Mohebbi (2)	52	Director
David Scott (1) (3)	60	Director

(1)	Member of the Company’s Audit and Governance Committee. Each member is considered independent and financially literate pursuant to the Securities Act (Ontario).

(2)	Member of the Company’s Compensation and Nomination Committee.

(3)	Mr. Scott was appointed to the Board of Directors on July 26, 2005.

(4)	Mr. Palumbo has notified the Company of his intention to resign from the Company effective May 2006.
     The business experience of each of the Company’s directors and executive officers is as follows:
     Irving G. Ebert has been Chair of the Board since February 2002 and a Director of the Company since May 2000. From 2001 to the present, Mr. Ebert has been in the business of making early stage investments in private companies and serving as a corporate director. Mr. Ebert was Vice-President, Strategic Alliances Service Provider and Carrier Group Marketing at Nortel Networks Limited from 1998 to 2001, and from 1995 to 1998, Mr. Ebert was Vice-President, Systems Engineering at Nortel Networks Limited. Prior to that time, Mr. Ebert held management positions in Nortel Networks Limited, Bell Canada and Bell-Northern Research. Mr. Ebert is also a board member of Moda Solutions and Pinpoint Selling.
     Pascal Spothelfer has been President and Chief Executive Officer of the Company since January 2000 and a Director since March 1999. From November 1998 to October 1999, Mr. Spothelfer was Senior Vice-President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998, Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of NovAtel Inc., a technology company specializing in global positioning systems. Mr. Spothelfer received both his Masters and PhD in Law from the University of Basel (Switzerland) and his MBA from INSEAD (France). Mr. Spothelfer is also a board member of CityXpress Corporation.
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
     Mark Briggs was appointed Vice President of Marketing in June 2005. Mark is responsible for Spectrum’s product planning, positioning and market leadership. He began working in communications in 1988 as a software designer for Bell-Northern Research, and has since held many roles in product development, delivery and marketing. Immediately prior to joining Spectrum in 2001, he was Director of Switch Products in the Wireless Messaging Group for Glenayre, Inc. Mark received his Bachelor’s degree in Electrical Engineering from McMaster University and his Master of Business Administration from the University of British Columbia. He has been a licensed professional engineer since 1991.
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
     Jules Meunier was appointed a Director of the Company in April 2002. Mr. Meunier was CEO of ProQuent Systems from 2002 to 2003. From 1979 to 2001, Mr. Meunier held several executive and senior management positions at Nortel Networks Ltd., including President of the Wireless Networks group in 2001 and Chief Technology Officer from 2000 to 2001. Mr. Meunier is also a board member of Zarlink Semiconductor.
     Matthew Mohebbi has been a Director of the Company since October 2000. Mr. Mohebbi has served in various positions with Hughes Network Systems since 1991. Mr. Mohebbi is currently Vice President of Hughes Mobile Satellite Systems.. From 1997 to 2001, Mr. Mohebbi held the position of Assistant Vice President and General Manager of Mobile Satellite Systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems’ satellite division. Prior to this, Mr. Mohebbi held a variety of engineering and management positions in Hughes Network Systems’ satellite division.
     David Scott was appointed a Director of the Company in July 2005. David Scott is an Advisor to General Dynamics Government Systems and General Dynamics Canada. He is senior partner of Risk Management Partners, consulting for the Government of Canada and the Aerospace and Defence industry. Retired from General Dynamics in 2002, David served as a Principal Officer of the Corporation and as CEO and President of General Dynamics Canada and was with that company and its predecessor since 1972. A past President of the Alberta Aerospace Association, David has also served on the Boards of the Alberta Micro Electronics Association, Aerospace Industries Association of Canada, Canadian NATO Industry Advisory Group, and Canadian Defence Industries Association. He has contributed to various committees and consultation groups for the Federal Government with respect to matters of Security and Defence. Mr. Scott is also a board member of Pacific Safety Products Inc. and Mitec Telecom Inc.

     There is no family relationship between any of the Directors and the executive officers. There are no arrangements or understandings between any Director and executive officer and any other person pursuant to which any Director and executive officer was selected.
B. Compensation
EXECUTIVE COMPENSATION
     Particulars of compensation paid to the Company’s current Chief Executive Officer and each of the Company’s five most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2005 (the “Executive Officers”) are set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE(1)
		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
					Under	Subject to
				Other	Options/	Resale		All Other
				Annual Compen-	SARs	Restrict-	LTIP	Compen-
Name and Principal Position	Year	Salary(4)	Bonus(2)	sation(8)	Granted	ions	Payouts	sation(3)
Pascal Spothelfer (9)	2005	$226,059	Nil	Nil	320,000	Nil	Nil	$14,272
President & Chief	2004	$186,958	Nil	Nil	141,000	Nil	Nil	$10,078
Executive Officer	2003	$173,096	$3,773	Nil	37,776	Nil	Nil	$12,918
Mark Briggs(7)	2005	$119,686	Nil	Nil	114,708	Nil	Nil	$6,975
Vice President	2004	$93,468	Nil	Nil	60,000	Nil	Nil	$5,035
Marketing	2003	$85,623	Nil	Nil	4,023	Nil	Nil	$4,532
Brent Flichel	2005	$148,576	Nil	Nil	130,000	Nil	Nil	$8,631
Vice President, Finance, Secretary &	2004	$134,440	Nil	Nil	90,000	Nil	Nil	$7,144
Chief Financial Officer	2003	$114,163	$2,787	Nil	29,361	Nil	Nil	$6,012
Mario Palumbo(5)	2005	$132,068	Nil	Nil	97,000	Nil	Nil	$8,187
Vice President	2004	$120,996	Nil	Nil	90,000	Nil	Nil	$6,595
Engineering	2003	$92,758	$2,319	Nil	8,995	Nil	Nil	$4,935
Leonard Pucker II(6)	2005	$148,576	Nil	Nil	117,000	Nil	Nil	$8,631
Chief Technology	2004	$118,435	Nil	$8,297	95,500	Nil	Nil	$6,376
Officer	2003	$107,028	$6,493	$10,302	2,906	Nil	Nil	$283

(1)	All Canadian dollar compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the year.

(2)	Under the Company’s Executive Compensation agreements, cash bonuses may be earned by Named Executive Officers based upon the achievement of personal targets in line with the Company’s strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year. In fiscal 2004 and 2005, the Named Executive Officers waived their cash bonus plan in exchange for a stock option based incentive plan.

(3)	Includes registered retirement savings plan contributions and other miscellaneous payments made by the Company for the benefit of each Named Executive Officer.

(4)	Executive salaries have increased in terms of United States dollars due to the appreciation of the Canadian dollar relative to the United States dollar.

(5)	Mr. Palumbo was appointed Vice President, Engineering on February 1, 2004. Mr. Palumbo has notified the Company of his intent to resign from the Company effective May 2006.

(6)	Mr. Pucker was appointed Chief Technology Officer on March 11, 2004.

(7)	Mr. Briggs was appointed Vice President, Marketing on June 17, 2005.

(8)	Other annual compensation consists of a relocation allowance paid to Mr. Pucker as part of an employee relocation package.

(9)	Mr. Spothelfer’s compensation package was adjusted on January 1, 2005 as per his amended employment letter dated January 18, 2005 and filed as exhibit 4.40.
     The value of perquisites and other personal benefits for each executive officer does not exceed the lesser of Cdn $50,000 ($42,896) and 10% of the total of his annual salary and bonus.
     There were no long-term incentive plans in place for any executive officer of the Company during the most recently completed financial year.
     The Company has entered into an employment agreement with each of the Named Executive Officers. These contracts include provisions which are triggered by a change in control of the Company that provide for payment of an amount equivalent to 18 months’ salary and bonus, and accelerated vesting of any outstanding options, in the event of termination within the 12 month period following a change in control. In other circumstances, where an Executive’s employment is terminated without cause (as defined in the agreements), a notice period of 12 months is required. Should an Executive choose to terminate his employment with the Company, he is required to provide a minimum of three months notice.

OPTIONS
     Particulars of stock options granted to the Named Executive Officers during 2005 were as follows:
OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

			% of Total		Market Value of
			Options		Securities
	Securities Under		Granted to		Underlying
Named Executive	Options		Employees in	Exercise or Base	Options on the Date
Officer	Granted (Common Shares)		Financial Year	Price (4)	of Grant(4)	Expiration Date
Pascal Spothelfer	120,000	(1)	9.6%	$1.68	$1.53	Mar 24, 2008
	200,000	(2)(3)	16.0%	$1.78	$1.78	Feb 2, 2010
Mark Briggs	25,000	(1)	2.0%	$1.68	$1.53	Mar 24, 2008
	15,000	(2)(3)	1.2%	$1.84	$1.84	Feb 14, 2010
	30,000	(2)	2.4%	$1.17	$1.17	July 11, 2010
	17,708	(1)	1.4%	$1.17	$1.17	July 11, 2010
	27,000	(2)	2.2%	$1.19	$1.19	Dec 19, 2010
Brent Flichel	80,000	(1)	6.4%	$1.68	$1.53	Mar 24, 2008
	25,000	(2)(3)	2.0%	$1.84	$1.84	Feb 14, 2010
	25,000	(2)	2.2%	$1.19	$1.19	Dec 19, 2010
Mario Palumbo	50,000	(1)	4.0%	$1.68	$1.53	Mar 24, 2008
	20,000	(2)(3)	1.6%	$1.84	$1.84	Feb 14, 2010
	27,000	(2)	2.2%	$1.19	$1.19	Dec 19, 2010
Leonard Pucker II	65,000	(1)	5.2%	$1.68	$1.53	Mar 24, 2008
	25,000	(2)(3)	2.0%	$1.84	$1.84	Feb 14, 2010
	27,000	(2)	2.2%	$1.19	$1.19	Dec 19, 2010

(1)	These options vest immediately on the grant date. A restriction applied to prohibit trading of shares acquired on exercise of these options until February 7, 2006.

(2)	These options vest over three years, one-third on the anniversary date of the grant and 2.79% monthly for the following 24 months.

(3)	On December 19, 2005 the Board of Directors approved the accelerated vesting of options with an exercise price of Cdn$1.50 and above. As a result, these options are now fully vested. Additional information regarding the Company’s accelerated vesting of stock options can be found below in “Item 18 — Financial Statements”.

(4)	All Canadian dollar exercise prices and market value of securities have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL
YEAR AND FINANCIAL YEAR-END OPTION VALUES

Value of Unexercised
			Unexercised	in the Money
			Options at	Options at
			FY-End	FY-End
		Aggregate Value	(#)	($)
	Securities Acquired	Realized	Exercisable/	Exercisable/
Name	on Exercise	($)	Unexercisable	Unexercisable
Pascal Spothelfer	Nil	Nil	910,500/17,500	Nil / Nil
Mark Briggs	Nil	Nil	88,350/74,708	Nil / Nil
Brent Flichel	Nil	Nil	226,552/32,500	Nil / Nil
Mario Palumbo	Nil	Nil	143,125/27,000	Nil / Nil
Leonard Pucker II	Nil	Nil	192,406/32,500	Nil / Nil
     There were no stock options held by any executive officer that were repriced downward during the most recently completed financial year.
     On December 19, 2005, the Company’s Board of Directors approved the accelerated vesting of all unvested stock options awarded under the Company’s stock option plan with exercise prices of Cdn$1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration.
     The primary purpose for modifying the terms of these options to accelerate their vesting was to eliminate the need to recognize remaining unrecognized non-cash compensation expense associated with these options in the Company’s Statement of Operations pursuant to FAS 123R.
     Additional information regarding the Company’s accelerated vesting of stock options can be found below in “Item 18 – Financial Statements”.
     There were no defined benefit or actuarial plans in place for any executive during the most recently completed financial year.
COMPENSATION OF DIRECTORS
     Non-management directors are compensated via allotments of stock options and cash meeting fees. Non-management directors are also reimbursed for reasonable travel and lodging expenses incurred in relation to their director duties. Non-management directors are granted options to purchase 20,000 Common Shares of the Company upon appointment to the Board. These options vest 25% on each anniversary date of the grant over a four year period. Non-management directors also receive an annual Board member stock option retainer equivalent to the Black Scholes value of Cdn$15,000 ($12,869). The Chair of the Board receives double this amount. Committee members receive an additional stock option grant equivalent to the Black Scholes value of Cdn$3,000 ($2,574). The Committee Chairs receive double this amount. Retainer and committee fee stock options vest immediately on the grant date. Non-management directors receive board meeting fees of Cdn$1,000 ($858) per board meeting and board teleconference fees of $150 ($129) to a maximum of one and a half hours per teleconference. The Chair of the Board receives double these amounts. Effective March 18, 2005, non-management directors receive committee meetings and committee teleconference fees of Cdn$150 ($129) per meeting to a maximum of two hours. The Chair of each committee receives double these amounts.

     Particulars of stock options granted to non-management directors of the Company during 2005, the most recently completed financial year, are as follows:

		Exercise Price
		per
Name of Director	Number of Shares	Common Share	Date of Grant	Expiry Date
Irving Ebert (1)	22,204	$1.29	June 17, 2005	June 16, 2015
Andrew Harries (1)	14,130	$1.29	June 17, 2005	June 16, 2015
Jules Meunier (1)	12,111	$1.29	June 17, 2005	June 16, 2015
Matthew Mohebbi	12,111	$1.26	June 17, 2005	June 16, 2015
Glenford Myers (4)	12,111	$1.26	June 17, 2005	June 16, 2015
Peter Roberts (1)(5)	14,130	$1.29	June 17, 2005	June 16, 2015
David Scott (1)(2)(3)	20,000	$1.42	July 27, 2005	July 26, 2015

(1)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year.

(2)	These options vest over four years from the date of grant, 25% on each anniversary date.

(3)	On December 19, 2005 the Board of Directors approved the accelerated vesting of options with an exercise price of Cdn$1.50 and over.

As a result, these options are now fully vested. Additional information regarding the Company’s accelerated vesting of stock options can be found below in “Item 18 — Financial Statements”.

(4)	Mr. Myers retired from the Board of Directors effective July 18, 2005.

(5)	Mr. Roberts retired from the Board of Directors effective December 31, 2005.
     Particulars of meeting and teleconference fees paid to non-management directors of the Company during 2005, the most recently completed financial year, are as follows:

Name of Director	Fees(1)
Irving Ebert	$8,646
Andrew Harries	$3,859
Jules Meunier	$4,787
Matthew Mohebbi	$1,960
Glenford Myers (2)	$2,208
Peter Roberts (3)	$3,879
David Scott	$1,775

(1)	All Canadian dollar payments have been converted to United States dollars at the average foreign exchange rate in effect during the year.

(2)	Mr. Myers retired from the Company’s Board of Directors effective July 18, 2005.

(3)	Mr. Roberts retired from the Company’s Board of Directors effective December 31, 2005.
     Pascal Spothelfer, the President and Chief Executive Officer, does not receive any additional remuneration for acting as a director.
C. Board Practices
     Pursuant to the British Columbia Business Corporations Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year. The Board of Directors will meet a minimum of four times during the course of the year. During 2005 the Board of Directors and Board Committees met 19 times.
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
     The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management and setting policies. Strategic direction for the Company is developed through the Board’s annual planning process. Through this process, the Board adopts the operating plan for the coming year and monitors management’s progress relative to that plan through a regular reporting and review process.
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
Composition and Size of the Board
     The Board of Directors is composed of seven directors of which all but Mr. Spothelfer, are “unrelated directors” as that term is defined in the Company Manual issued by the Toronto Stock Exchange. The directors believe that the size and composition of the Board of Directors is adequate for the size of the Company. As of December 31, 2005 one position on the Board of Directors was vacant.
Independence from Management
     The Charter for the Company’s Board of Directors mandates that a majority of directors be “unrelated directors” and that the Chair of the Board not be a member of management. Five of the Company’s six current directors are “unrelated directors” including the Chair of the Board, Mr. Ebert.
Committees of the Board
     The Board has two standing committees: the Audit and Governance Committee and the Compensation and Nomination Committee. Each committee is comprised of at least three directors, with Messrs. Ebert, Meunier and Scott serving on the Audit and Governance Committee and Messrs. Harries, Mohebbi and Meunier serving on the Compensation and Nomination Committee. As CEO, Mr. Spothelfer is an ex-officio, non-voting member of the Compensation and Nominating Committee. Each committee has available to it as a resource such members of management as may from time to time be determined to be appropriate. Additionally, each committee has a charter that provides for the functions, authority, role and responsibilities for committee members.
     The Audit and Governance Committee has the mandate to provide an open avenue of communication between management, the independent auditor and the Board and to assist the Board in its oversight of the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices; processes for identifying the principal financial risks of the Company and the control systems in place to monitor them; Company’s compliance with legal and regulatory requirements related to financial reporting and independence and performance of the Company’s independent auditor and evaluating the performance of the Board. The Audit and Governance Committee also has certain roles and performs certain duties managed by the U.S. securities laws and the rules of the Nasdaq Stock Market. The Audit and Governance Committee Charter can be found on the Company’s website at www.spectrumsignal.com.
     The Compensation and Nomination Committee assists the Board of Directors by establishing and reviewing executive compensation and regulating general compensation, overseeing the administration of the Company’s Employee Stock Option Plan, identifying new individuals qualified to serve on the Board of Directors and selecting the director nominees for each Annual General Meeting of the Company.

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
D. Employees
     The following table is a breakdown of staff by functional area and geographic location as at December 31st for the current year and the preceding two years.

	Geographic Location
	2003				2004				2005
	Canada	U.S.	UK	Total	Canada	U.S.	UK	Total	Canada	U.S.	UK	Total

Administration	20	3	1	24	14	3	1	18	15	3	1	19
Operations	18	—	—	18	9	—	—	9	10	—	—	10
Research & development	57	4	—	61	42	4	—	46	38	6	—	44
Sales and marketing	22	8	3	33	8	4	3	15	6	8	3	17

Total	117	15	4	136	73	11	4	88	69	17	4	90

None of the Company’s employees are represented by a labor union or collective bargaining agreement.

E. Share Ownership
     The share ownership of the Company’s directors and Executive Officers as of March 22, 2006 is as follows:

	Approx. No. of
	Voting Shares		Percentage of Voting
	Beneficially Owned,		Shares Beneficially
	Directly		Owned Directly, or	Date on which the
	or Indirectly, or		Indirectly, or	Nominee became a
	Controlled or		Controlled or	Director of the
	Directed		Directed	Company
PASCAL SPOTHELFER British Columbia,Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	969,954	(1)	4.89%	March 15, 1999
IRVING EBERT Ontario, Canada CHAIR OF THE BOARD and DIRECTOR	123,941	(2)	*	May 18, 2000
ANDREW HARRIES British Columbia, Canada DIRECTOR	107,894	(3)	*	April 16, 1999
JULES MEUNIER Ontario, Canada DIRECTOR	51,843	(4)	*	March 25, 2002
MATTHEW MOHEBBI Maryland, USA DIRECTOR	66,719	(5)	*	October 26, 2000
DAVID SCOTT British Columbia, Canada DIRECTOR	20,000	(6)	*	July 26, 2005
BRENT FLICHEL British Columbia, Canada VICE PRESIDENT, FINANCE, SECRETARY and CHIEF FINANCIAL OFFICER	230,846	(7)	1.21%	n/a
MARK BRIGGS British Columbia, Canada VICE PRESIDENT, MARKETING	88,350	(8)	*	n/a
MARIO PALUMBO British Columbia, Canada VICE PRESIDENT, ENGINEERING	146,775	(9)	*	n/a
LEONARD PUCKER II British Columbia, Canada CHIEF TECHNOLOGY OFFICER	196,110	(10)	1.03%	n/a

(1)	Includes options to purchase 919,250 Common Shares.

(2)	Includes options to purchase 102,941 Common Shares.

(3)	Includes options to purchase 72,894 Common Shares.

(4)	Includes options to purchase 41,843 Common Shares.

(5)	Includes options to purchase 66,719 Common Shares.

(6)	Includes options to purchase 20,000 Common Shares.

(7)	Includes options to purchase 226,552 Common Shares.

(8)	Includes options to purchase 88,350 Common Shares.

(9)	Includes options to purchase 143,125 Common Shares.

(10)	Includes options to purchase 192,406 Common Shares.

*	Percentage of ownership is less than 1%

See Item 6B above for option grant information.

Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
     Based on information available to the Company, shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of March 24, 2006 are as follows:

	Number of Shares Beneficially Owned as of
	March 27, 2006	March 11, 2005		March 23, 2004
	1,850,000	1,430,000	(2)	1,160,000	(1)
LEVITICUS PARTNERS	9.8%	7.6%		6.8%

(1)	Leviticus Partners acquired 300,000 Common Shares in March 2004 through the Company’s Private Placement equity offering.

(2)	Leviticus Partners acquired 150,000 Common Shares in December 2004 through the exercise of Share Purchase Warrants related to the Company’s March 2004 Private Placement.
     The Company’s major shareholders do not have voting rights different from any of the other shareholders of the Company.
     At March 27, 2006, the Company had 18,878,122 Common Shares outstanding and approximately 50.2% were held in the U.S. The number of record holders of Common Shares in the U.S. at March 27, 2006 was 115.
B. Related Party Transactions
     None.
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information.
A. Consolidated Financial Statements and Other Financial Information
See Item 18.a. Financial Statements
B. Significant Changes
     See Item 5 “Operating and Financial Review and Prospects – Impact of Recent Accounting Pronouncements”.

Item 9. The Offer and Listing.
A. Offer and Listing Details
     The following table sets forth the high and low closing prices of the Company Common Shares on the Nasdaq Stock Market and The Toronto Stock Exchange for the periods indicated:

		Nasdaq	Trading		TSX	Trading
	Share price ($)		volume	Share Price (Cdn$)		volume
	High	Low	(000’s)	High	Low	(000’s)
Calendar Year 2001	$2.72	$0.80	4,216	$4.15	$1.21	1,103
Calendar Year 2002	$2.60	$0.68	4,621	$3.79	$0.95	738
Calendar Year 2003	$1.66	$0.78	11,713	$2.19	$1.14	1,755
Calendar Year 2004	$3.87	$1.02	134,279	$5.10	$1.25	14,206
First Quarter	$1.43	$1.02	6,124	$1.89	$1.25	407
Second Quarter	$3.87	$1.05	93,885	$5.10	$1.34	8,743
Third Quarter	$2.70	$1.69	15,213	$3.55	$2.18	2,215
Fourth Quarter	$3.28	$1.90	19,057	$3.91	$2.26	2,840

Calendar Year 2005	$2.62	$0.95	19,543	$3.13	$1.12	2,715
First Quarter	$2.62	$1.36	8,010	$3.13	$1.66	1,464
Second Quarter	$1.70	$1.07	3,425	$1.85	$1.35	418
Third Quarter	$1.55	$1.09	3,494	$1.87	$1.35	384
Fourth Quarter	$1.47	$0.95	4,614	$1.75	$1.12	449

Most Recent Six Months
September, 2005	$1.51	$1.23	1,184	$1.77	$1.46	140
October, 2005	$1.47	$1.20	976	$1.75	$1.38	114
November, 2005	$1.30	$1.03	1,290	$1.53	$1.20	129
December, 2005	$1.28	$0.95	2,348	$1.46	$1.12	206
January, 2006	$1.36	$1.04	1,262	$1.53	$1.19	246
February, 2006	$1.32	$1.07	999	$1.51	$1.28	168
B. Plan of Distribution
     Not applicable.
C. Markets
     The Common Shares have been traded under the symbol “SSPI” on the Nasdaq Stock Market since June 1993 and under the symbol “SSY” on the Toronto Stock Exchange since September 1993. Currently, the Common Shares trade on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market).
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
     In December 2003, the Company licensed its aXs.62X packet-voice processing technology to UTStarcom on a non-exclusive basis. The Company was paid a one time licensing fee during the fourth quarter of 2003. During 2004 the Company realized revenue under the agreement from last-time product sales and maintenance and technical support services. The Company expects no future revenues under this agreement.
     On January 1, 2004, the Company renegotiated its head facility office lease at 2700 Production Way, Burnaby, British Columbia. The Company leases approximately 24,000 square feet under a ten year lease that expires January 1, 2014. The current annual rent under this lease is approximately $387,000. See Item 4.D. “Property, Plant and Equipment” above.

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
     This discussion is addressed only to ‘‘US Holders.’’ A U.S. Holder is a holder of Common Shares, or if Common Shares are owned by a partnership or other entity treated as a partnership for U.S. Federal tax purposes, a partner in such partnership, if such holder or partner is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     US HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.
Sale or Exchange of Common Shares
     A U.S. Holder’s sale, exchange or other taxable disposition of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Common Shares sold. If a U.S. Holder’s holding period on the date of the sale, exchange or other taxable disposition is more than one year, such gain or loss will be long-term capital gain or loss. In general, a non-corporate U.S. Holder’s long-term capital gains will be taxed at a maximum rate of 15%. Capital gains of U.S. Holders which are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder’s holding period on the date of the sale, exchange or other taxable disposition was one year or less, such gain or loss will be short-term capital gain (generally subject to the same federal income tax rates as ordinary income) or loss. Capital losses realized upon the sale, exchange or other taxable disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.
     A U.S. Holder’s tax basis in his, her or its Common Shares generally will be the purchase price paid by the U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of the Common Share and will include the day on which the U.S. Holder sells the Common Share.
     In the case of a U.S. Holder who receives Canadian dollars in connection with the taxable disposition of Common Shares, the amount realized will be the value in U.S. dollars, at the amount so received, based on the spot rate on the trade date of such disposition. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars to U.S. dollars at a conversion rate other than the rate in effect on the trade date may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss.
Treatment of Dividend Distributions
     For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld there from) will be included in a U.S. Holder’s income as ordinary dividend income to the extent that the dividends are paid either out of current earnings and profits for the year of the distribution or out of or accumulated earnings and profits through the date of the distribution. For this purpose, earnings and profits of the Company will be determined based on U.S. tax principles. Any dividends received by individuals will generally be treated as a qualified dividend and hence taxed at a maximum 15% rate, provided U.S. Holder has held such Common Shares for more than 60 days during the 121-day period beginning on the date which is 60 days before the Common Shares becomes ex-dividend with respect to such dividend. For purposes of applying this holding period rule, certain periods during which the U.S. Holder has a short position in the Common Shares, or otherwise has a reduced risk of loss, may not be taken into account. U.S. Holders should consult their own tax advisors as to the application of this rule to them.
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
     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that, absent any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in U.S. dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the U.S. dollar at December 31, 2005 is approximately US$0.09 higher than the average value of the Canadian dollar relative to the U.S. dollar in 2004.
     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,295,000).
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
     At December 31, 2005, the Company was party to a number of foreign currency futures contracts, for the purchase of Canadian dollars, which are listed in the table below. The Company recognized an accumulated fair value gain of $90,000 for the year ended December 31, 2005 attributable to foreign currency futures contracts.

					Fair value at
				Contract settlement	December
Purchase date	Settlement date	Type of contract	Notional principal	rate (Cdn$/US$)	31, 2005

9/30/2005	3/14/2006	Cdn dollar futures contract	Cdn$1,000,000	1.1659	$(4,000)

12/16/2005	6/20/2006	Cdn dollar futures contract	1,000,000	1.1523	4,000

			Cdn$2,000,000	1.1591	$—

     These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.
Interest Rate Risk
     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,290,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at December 31, 2005.
Credit Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2005, 31% of trade receivables were subject to credit insurance.
Item 12. Description of Securities Other than Equity Services
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds
     Not applicable.
Item 15. Controls and Procedures
Disclosure of Controls and Procedures
     The Company’s management, under the supervision of Pascal Spothelfer, its Chief Executive Officer, and Brent Flichel, its Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15(d)-15(e), as of the end of the period covered by this report. Based on that evaluation, Messrs. Spothelfer and Flichel concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis.
Changes in Internal Control over Financial Reporting
     There have not been any changes in the Company’s internal control over financial reporting during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert
     In accordance with the SEC rules promulgated in connection with the Sarbanes-Oxley Act of 2002, the Company’s Board of Directors has assessed the qualifications and experience of the members of its Audit and Governance Committee. The Company’s Board of Directors has determined that David Scott qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the rules of the Nasdaq Stock Market.
Item 16B. Code of Ethics
     The Company has adopted a Code of Business Conduct and Ethics applicable to all of the Company’s employees and members of its Board of Directors. The Code of Business Conduct and Ethics is publicly available on the investor resources section of the Company’s website at www.spectrumsignal.com.
Item 16C. Principal Accountant Fees and Services
Audit and Audit-Related Fees
     The following table sets forth the total remuneration that was paid by the Company to its independent accountants, KPMG LLP, for each of its previous two fiscal years:

	2004	2005
	(unaudited)

Audit fees	$82,000	$127,000
Audit-related fees	—	—
Tax fees	24,000	18,000
All other fees	13,000	4,000

Total	$119,000	$149,000

     In the above table, “Tax fees” include primarily fees for tax compliance, tax planning and expatriate employee tax services. “All other fees” include fees for assistance with scoping the Company’s Sarbanes-Oxley compliance project and fees for an annual subscription to the audit firm’s on-line accounting research website.
Audit and Governance Committee’s Pre-Approval Policies and Procedures
     The Company’s Audit and Governance Committee nominates and engages the Company’s independent auditors to audit its financial statements. The Audit and Governance Committee adopted a policy that requires management to obtain the Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to the Company. Accordingly, all principal accounting fees and services described above have been approved by Company’s Audit and Governance Committee.
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
Item 19. Exhibits.
A. INDEX TO FINANCIAL STATEMENTS
Statement of Management’s Responsibility
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2004 and 2005
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to Consolidated Financial Statements
B. OTHER EXHIBITS
     The following exhibits are filed as part of the Annual Report:

1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

4.5	—	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*

4.6	—	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.11	—	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.12	—	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.13	—	Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.14	—	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.15	—	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.16	—	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))

4.20	—	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.21	—	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.22	—	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.23	—	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.24	—	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.25	—	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.26	—	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.27	—	Form of subscription agreement between Company and each subscriber private placement participant. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.28	—	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.29	—	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.30	—	Form of Warrant issued to each subscriber in the United States. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.31	—	Form of Warrant issued to each subscriber in Canada. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.33	—	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004)

4.34	—	Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004)

4.35	—	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.36	—	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.37	—	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.38		Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.39		Audit and Governance Committee Charter of the Company dated March 4, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.40	—	Amendment dated January 18, 2005 to Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.41	—	Credit facility arrangement dated March 7, 2005 between the Royal Bank of Canada and the Company, agreed and accepted on May 30, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.42	—	Employment letter agreement between the Company and Mr. Mark Briggs dated June 24, 2005 together with related agreement dated June 24, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

12.1		Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	—	Consent of Independent Registered Public Accounting Firm KPMG LLP

*	Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Spectrum Signal Processing Inc.
By:	/s/ Brent Flichel
Brent Flichel
Vice President, Finance and Chief Financial Officer

Date: March 31, 2006

INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)
Statement of Management’s Responsibility
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2004 and 2005
Consolidated Statements of Operations for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Notes to Consolidated Financial Statements

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
March 29, 2006
/s/ Brent Flichel
Brent Flichel
Chief Financial Officer
March 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS
     We have audited the consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 3, 2006 except as to notes 14(a) and (b), which are as of March 29, 2006

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with U.S. generally accepted accounting principles.

	December 31,	December 31,
	2004	2005

ASSETS

Current assets
Cash and cash equivalents	$3,326	$2,275
Restricted cash (note 13)	73	24
Trade receivables, net of allowance for doubtful accounts of $273 (2004 - $403) (note 11(b))	3,736	2,542
Receivable from Technology Partnerships Canada (note 8(b))	257	752
Inventories (note 2)	1,784	1,672
Prepaid expenses	157	184

	9,333	7,449

Capital assets (note 3)	1,370	1,152
Other assets (note 6(c))	274	243

	$10,977	$8,844

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,770	$1,405
Accrued liabilities and other current liabilities (note 12(a))	1,814	1,059
Deferred revenue	216	161

	3,800	2,625

Long-term obligations (note 12(b))	905	866

Stockholders’ equity
Share capital (note 6)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,878,122 (2004 – 18,369,644)	28,857	29,481
Additional paid-in capital	667	697
Warrants (notes 6(b) and (c))	114	79
Deficit	(21,545)	(23,083)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	5,353

	$10,977	$8,844

See accompanying notes to consolidated financial statements.
See commitments and contingencies (note 8).
See subsequent events (note 14).

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with U.S. generally accepted accounting principles.

	Years ended December 31,
	2003	2004	2005

Sales (note 9)	$19,628	$17,858	$14,743
Cost of sales	8,538	7,380	5,657

	11,090	10,478	9,086

Expenses
Administrative	4,763	3,647	3,776
Sales and marketing	4,705	2,491	3,221
Amortization	886	582	662
Write-down of capital assets (note 5)	529	270	—
Research and development	4,783	2,763	2,969
Restructuring and other charges (note 5)	181	2,312	51

	15,847	12,065	10,679

Loss from operations	(4,757)	(1,587)	(1,593)

Other
Interest expense	42	14	3
Other income	(7)	(9)	(58)

	35	5	(55)

Net loss	$(4,792)	$(1,592)	$(1,538)

Loss per share	$(0.33)	$(0.09)	$(0.08)

Weighted average number of shares	14,733,711	16,928,135	18,806,774

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with U.S. generally accepted accounting principles.

							Accumulated
							other		Compre-
	Common Stock		Additional	Warrants			comprehensive		hensive
	Number	Amount	Paid-in capital	Number	Amount	Deficit	income (loss)	Total	loss

Balance, December 31, 2002	14,732,391	$24,974	$554	161,700	$113	$(15,161)	$(1,821)	$8,659	$—
Net loss	—	—	—	—	—	(4,792)	—	(4,792)	(4,792)
Issued for cash from share options	19,333	23	—	—	—	—	—	23	—
Expiry of broker warrants	—	—	113	(161,700)	(113)	—	—	—	—

Balance, December 31, 2003	14,751,724	24,997	667	—	—	(19,953)	(1,821)	3,890	$(4,792)

Net loss	—	—	—	—	—	(1,592)	—	(1,592)	(1,592)
Issued for cash from share options	618,024	989	—	—	—	—	—	989	—
Issued for cash from private placement	2,212,200	2,241	—	—	—	—	—	2,241	—
Issued to landlord	200,000	213	—	—	—	—	—	213
Share issue costs	—	(275)	—	—	—	—	—	(275)	—
Issue of warrants	—	(59)	—	1,455,424	147	—	—	88	—
Issued for cash from warrants	587,696	751	—	(587,696)	(33)	—	—	718	—

Balance, December 31, 2004	18,369,644	28,857	667	867,728	114	(21,545)	(1,821)	6,272	$(1,592)

Net loss	—	—	—	—	—	(1,538)	—	(1,538)	(1,538)
Issued for cash from share options	1,000	1	—	—	—	—	—	1	—
Share issue costs	—	(17)	—	—	—	—	—	(17)	—
Issued for cash from warrants	507,478	640	—	(507,478)	(5)	—	—	635	—
Expiry of warrants	—	—	30	(180,550)	(30)	—	—	—	—

Balance, December 31, 2005	18,878,122	$29,481	$697	179,700	$79	$(23,083)	$(1,821)	$5,353	$(1,538)

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

	Years ended December 31,
	2003	2004	2005

Cash flows from operating activities
Net loss	$(4,792)	$(1,592)	$(1,538)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	886	609	693
Write-down of capital assets (note 5)	529	270	—
Non-cash portion of restructuring charge (note 5)	181	80	51
Unrealized gain on foreign currency instruments	—	(17)	17
Changes in operating assets and liabilities
Restricted cash	—	(73)	49
Accounts receivable	1,155	235	699
Inventories	590	40	112
Prepaid expenses	12	(37)	(44)
Accounts payable	(487)	(89)	(365)
Accrued liabilities	(592)	(3)	(845)
Deferred revenue	—	216	(55)

Net cash used for operating activities	(2,518)	(361)	(1,226)

Cash flows from investing activities
Purchase of capital assets	(560)	(444)	(444)
Proceeds from disposition of capital assets	33	—	—

Net cash used for investing activities	(527)	(444)	(444)

Cash flows from financing activities
Issue of shares from share options and warrants	23	1,707	619
Issue of shares for cash, net of share issue expenses	—	1,966	—

Net cash provided by financing activities	23	3,673	619

Net increase (decrease) in cash and cash equivalents during the year	(3,022)	2,868	(1,051)
Cash and cash equivalents, beginning of year	3,480	458	3,326

Cash and cash equivalents, end of year	$458	$3,326	$2,275

See accompanying notes to consolidated financial statements.
See supplementary information (note 11).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

The Company was incorporated under the laws of British Columbia. The Company is a supplier of software reconfigurable platforms for defense and satellite communications applications.
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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the preparation of these financial statements, areas of significant estimate include the assessment of collectability of accounts receivable, recoverability of capital assets, net realizable value of inventory, warranty obligations, valuation allowance against deferred income tax assets and estimates of costs to complete contracts accounted for using the percentage-of-completion method of accounting. Actual results could differ from the estimates.

Cash and cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities with a maturity of three months or less when acquired.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on an analysis of historical bad debts, customer credit-worthiness and changes in customer payment terms. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2005, one non-North American customer accounts for 21% of total trade accounts receivable and two U.S. customers account for 14% and 10% of total trade accounts receivable respectively. No other customer accounts for more than 10% of total trade accounts receivable at December 31, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

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

Research and development costs

Research and development costs are expensed as incurred. Software development costs are capitalized commencing when a product’s technological feasibility has been established through to the date the product is available for general release to customers. The Company has not capitalized any software development costs as technological feasibility is generally not established until a working model is completed at which time substantially all development is complete.

Capital assets

Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4-5 years
Computer software	4-6 years
Furniture and office equipment	4-6 years
Laboratory equipment	4-6 years
Research and development equipment	3 years
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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

1.	Significant accounting policies, continued

Stock-based compensation

The Company has elected under Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. As the Company grants all stock options with an exercise price equal to or above the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25.

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share would have been adjusted as follows:

	Years ended December 31,
	2003	2004	2005

Net loss — as reported	$(4,792)	$(1,592)	$(1,538)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(818)	(1,035)	(1,784)

Net loss — pro forma	$(5,610)	$(2,627)	$(3,322)

Basic and diluted loss per share — as reported	$(0.33)	$(0.09)	$(0.08)
Basic and diluted loss per share — pro forma	(0.38)	(0.16)	(0.18)
The company recognizes the benefit calculated at the date of granting the stock options on a straight-line basis over the vesting period.
On December 19, 2005, the Company’s Board of Directors approved vesting of all unvested stock options awarded under the Company’s stock option plan with exercise prices of Cdn $1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration.
In connection with the modification of the terms of these options to accelerate their vesting, approximately $789 is included in the pro forma table above representing the remaining unamortized value of the impacted, unvested options. Because the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s 2005 Statement of Operations in accordance with APB 25.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

1.	Significant accounting policies, continued

Stock-based compensation, continued

FAS 123R is required to be adopted by the Company effective January 1, 2006 and will require that compensation expense associated with stock options be recognized in the Company’s Statement of Operations, rather than being disclosed in a pro forma footnote to the Company’s consolidated financial statements.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31,
	2003	2004	2005

Expected dividend yield	0%	0%	0%
Expected stock price volatility	92%	92%	106%
Risk-free interest rate	3.88%	2.83%	3.15%
Expected life of options	3.7 years	2.1 years	2.2 years
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
Other assets, revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars are reflected in loss for the period.
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
Revenue Recognition
Revenue from the sale of standard products is recognized once a sale arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms, in a manner consistent with the SEC’s Staff Accounting Bulletin No. 104, “Revenue Recognition” (formerly SAB No. 101).
Revenue from long-term development contracts is recognized using the percentage-of-completion method of accounting in accordance with AICPA Statement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company estimates the total profit on a contract as the difference between total estimated revenue and total estimated costs of the contract and recognizes that profit over the life of the contract. The Company’s estimates are based upon the knowledge and experience of it’s program

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

1.	Significant accounting policies, continued

Revenue Recognition, continued

managers and other personnel, who review each long term contract to assess the contract’s schedule, performance, technical matters and estimated cost at completion. When adjustments in contract costs are determined, such revisions may have the effect of adjusting in the current period the earnings applicable to performance in prior periods. Anticipated losses, if any, are recognized in the period in which they are determined.

Revenue from engineering support and service contracts are recognized as services are performed. Costs associated with engineering support and services contracts are included in cost of sales.

Revenue from contracts with multiple-element arrangements, such as those including products with installation and integration services, are recognized as revenue as each unit of accounting is earned based on the relative fair value of each unit of accounting. A delivered element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of undelivered elements in the arrangement, and delivery or performance of undelivered elements is considered probable and substantially under the Company’s control.

Revenue from software is recognized under AICPA Statement of Position 97-2 “Software Revenue Recognition”, as amended, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Company applies software revenue recognition rules when it sells software on a standalone basis, or when software is embedded with its hardware and the software is considered more than incidental. The Company determines that software is more than incidental when it is apparent that it is a significant factor in the customer’s purchasing decision, such as when a transaction also includes software upgrades or enhancements. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence (“VSOE”). If VSOE cannot be determined for any undelivered element or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or as the last element is delivered. When VSOE cannot be determined for the delivered elements in an arrangement and VSOE can be determined for the undelivered elements, the residual method is used. Under the residual method, the fair value of the undelivered elements is recorded as unearned and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to the delivered elements. Unearned revenue due to undelivered elements is recognized as they are delivered.

Warranty

The Company generally provides a one-year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale. Warranty accruals are adjusted as warranty issues arise. See note 8(c) for continuity of the Company’s warranty provision.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“FAS 109”), which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

1.	Significant accounting policies, continued

Income taxes, continued

respective income tax bases (temporary differences) and loss carry-forwards. The resulting changes in the net deferred tax asset or liability are generally included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided. Investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

Share issue costs

The costs of issuing common shares, net of income tax recoveries thereon, are applied to reduce the proceeds of such shares.

Foreign currency instruments

The Company periodically enters into foreign exchange futures contracts to hedge its foreign currency risks. To be accounted for as hedges, such contracts must be effective at reducing the foreign currency risk associated with the underlying transaction being hedged and must be designated as a hedge at the inception of the contract.

The Company recognizes foreign exchange futures contracts on its Balance Sheet at fair value. The gains or losses resulting from changes in the fair value of foreign exchange futures contracts will either be recognized in current net earnings (loss) or in other comprehensive income, depending on the use of the contract and whether the contract is effective or ineffective when hedging changes in fair value. For a foreign exchange futures contract not designated as a hedging instrument, the gain or loss is recognized in net earnings (loss) in the period of change of value. The Company has not designated any of its foreign exchange futures contracts as a hedging instrument. See note 13 for details of the Company’s foreign exchange futures contracts at December 31, 2005.

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

1.	Significant accounting policies, continued

Recent accounting pronouncements

On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment”, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. FAS 123R, as amended is effective for all fiscal years that begin after June 15, 2005. Under the SEC’s amended compliance date, the Company is required to adapt to the new standard effective January 1, 2006. Under the SEC’s amended compliance date, the Company is required to adopt the new standard effective January 1, 2006. The Company will use the modified-prospective transition method and will not restate prior periods for the adoption of SFAS 123R.

In November 2004, the FASB issued FAS 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” FAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. FAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by FAS 151, the Company will adopt this new accounting standard on January 1, 2006. The adoption of FAS 151 is not expected to have a material impact on the Company’s financial statements.

2.	Inventories

Inventories at December 31, 2004 and 2005 consisted of the following:

	December 31,
	2004	2005

Finished goods	$1,150	$980
Work in progress	49	34
Raw materials	585	658

	$1,784	$1,672

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

3.	Capital assets

Capital assets at December 31, 2004 and 2005 consisted of the following:

		Accumulated	Net Book
December 31, 2004	Cost	Amortization	Value

Computer equipment	$1,006	$668	$338
Computer software	563	286	277
Furniture and office equipment	848	701	147
Laboratory equipment	623	371	252
Leasehold improvements	282	3	279
Research and development equipment	175	98	77

	$3,497	$2,127	$1,370

		Accumulated	Net Book
December 31, 2005	Cost	Amortization	Value

Computer equipment	$1,130	$904	$226
Computer software	677	419	258
Furniture and office equipment	824	736	88
Laboratory equipment	712	491	221
Leasehold improvements	410	82	328
Research and development equipment	188	157	31

	$3,941	$2,789	$1,152

4.	Bank indebtedness

The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000 ($4,290) operating line of credit. This agreement was most recently reviewed and amended on May 30, 2005. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 1.0%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.0%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000 ($858). At December 31, 2005, the total amount available for borrowing based on these margining requirements was Cdn$2,824 ($2,423). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2005 were nil.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

5.	Restructuring and other charges

The Company restructured its operations in December 2002 and January 2004.

The following table summarizes activity related to restructuring charges during the year ended December 31, 2003.

	Provision			Provision
	balance at			balance at
	December 31, 2002	Cash drawdowns	Adjustments	December 31, 2003

Facilities restructuring	$957	$(224)	$238	$971
Workforce reduction	538	(411)	(32)	95
Other	25	—	(25)	—

	$1,520	$(635)	$181	$1,066

Current, included in accrued liabilities and other current liabilities				$352
Long-term				$714

				$1,066

     The following tables summarize activity related to restructuring charges during the year ended December 31, 2004.
     (a) 2002 restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2003	Cash drawdowns	Adjustments	December 31, 2004

Facilities restructuring	$971	$(106)	$67	$932
Workforce reduction	95	(53)	(42)	—

	$1,066	$(159)	$25	$932

Current, included in accrued liabilities and other current liabilities				$103
Long-term				829

				$932

(b)	2004 restructuring

				Provision
				balance at
	2004 Charges	Cash drawdowns	Adjustments	December 31, 2004

Facilities restructuring	$86	$(86)	$—	$—
Workforce reduction	2,370	(2,129)	(199)	42
Other	30	(30)	—	—

	$2,486	$(2,245)	$(199)	$42

Current, included in accrued liabilities and other current liabilities				$42
Long-term				—

				$42

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

5.	Restructuring and other charges, continued

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

The following tables summarize activity related to restructuring charges during the year ended December 31, 2005.

(a) 2002 restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	December 31, 2005

Facilities restructuring	$932	$(131)	$55	$856

Current, included in accrued liabilities and other current liabilities				$106
Long-term				750

				$856

(b) 2004 restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	December 31, 2005

Workforce reduction	$42	$(38)	$(4)	$—

Current, included in accrued liabilities and other current liabilities				$—
Long-term				$—

$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

6.	Share capital

(a) Stock option plan

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,451,237 options have been exercised, 3,235,675 options are currently outstanding and 863,088 options are available for grant at December 31, 2005. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company’s stock at the grant date.

Options generally vest over three to five years at the anniversary date of the grant. Options generally have a five-year term with a ten year term being the maximum. The exercise prices of options granted are in Canadian dollars, US dollars and Pounds sterling.

On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded to employees under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the accelerated vesting (see note 1).

	Years ended December 31,
	2003			2004			2005
	Number	Weighted Average		Number of	Weighted Average		Number of	Weighted Average
	of Shares	Exercise Price		Shares	Exercise Price		Shares	exercise Price
		Cdn$	US$		Cdn$	US$		Cdn$	US$
Outstanding,
beginning of year	3,079,621	$4.00	$2.51	3,043,800	$3.61	$2.78	2,292,921	$2.83	$2.35
Granted	576,338	1.66	1.28	1,187,928	1.85	1.42	1,251,911	1.87	1.54
Exercised	(19,333)	1.60	1.24	(618,024)	2.08	1.60	(1,000)	1.20	0.99
Cancelled	(592,826)	3.82	2.95	(1,320,783)	4.08	3.13	(308,157)	3.60	2.97

Outstanding, end of year	3,043,800	$3.61	$2.78	2,292,921	$2.83	$2.35	3,235,675	$2.39	$2.05

Exercisable, end of year	1,776,841	$4.20	$3.24	1,231,619	$3.40	$2.83	2,931,092	$2.49	$2.14

Weighted-average fair value of options granted during the year		$1.04	$0.74		$1.00	$0.77		$1.00	$0.83

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

6.	Share capital, continued
(a) Stock option plan, continued

Information regarding the stock options outstanding at December 31, 2005 is summarized below:

Options Outstanding
Range of Exercise	Shares	Weighted Average Remaining	Weighted Average		Shares	Weighted Average
Prices	Outstanding	Contractual Life	Exercise Price		Exercisable	Exercise Price
Cdn$			Cdn$	US$		Cdn$	US$

$1.20 - $2.00	1,453,146	3.97 years	$1.58	$1.36	1,148,563	$1.62	$1.39
$2.01 - $3.00	1,231,029	3.62 years	2.31	1.98	1,231,029	2.31	1.98
$3.01 - $4.00	56,500	4.72 years	3.58	3.07	56,500	3.58	3.07
$4.01 - $5.00	425,000	5.03 years	4.62	3.97	425,000	4.62	3.97
$5.01 - $7.00	70,000	5.45 years	5.90	5.06	70,000	5.90	5.06

$1.20 - $7.00	3,235,675	4.02 years	$2.39	$2.05	2,931,092	$2.49	$2.14

     The options outstanding at December 31, 2005 expire between January 2006 and July 2015.
     (b) Private placement
On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All 99,549 compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model. A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired on September 23, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

6. Share capital, continued
     (c) Head office lease
In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100 ($76), issued the owner 200,000 common shares of the Company and granted the owner 200,000 common share purchase warrants. The common shares were valued at their fair value on the date of the agreement and the common share purchase warrants were valued at Cdn$0.59 ($0.44) using the Black-Scholes option-pricing model. Warrants allowing the holder to purchase 20,300 common shares at Cdn$2.43 ($2.02) per shared expired on December 31, 2005. Warrants allowing landlord to acquire 179,700 common shares at Cdn$2.52 ($2.09) per share expire on March 31, 2006. The total fair value of equity based compensation issued to the building owner was Cdn$401 ($301). Since the compensation paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s balance sheet that will be amortized over the balance of the new lease term.
7. Income taxes
     Loss before provision for income taxes consisted of:

	Years ended December 31,

	2003	2004	2005

Canada	$(2,555)	$(484)	$(1,254)
Other	(2,237)	(1,108)	(284)

	$(4,792)	$(1,592)	$(1,538)

     Income tax expense consists of the following:

	Years ended December 31,

	2003	2004	2005

Current
Canada	$—	$(5)	$(10)
Other	—	5	10

Total current	$—	$—	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

7.	Income taxes, continued

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 34.9% (2004–35.6% and 2003–37.6%) for each of the periods presented to loss before income taxes as shown in the following table:

	Years ended December 31,

	2003	2004	2005

Combined Canadian federal and provincial income taxes at expected rate	$(1,802)	$(567)	$(536)
Permanent and other differences	(590)	(1,810)	(383)
Change in valuation allowance	2,371	2,335	920
Foreign losses tax effected at lower rates	21	42	(1)

	$—	$—	$—

As at December 31, 2005 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $16,212 (Federal $13,681, Provincial $2,531), which are available to reduce future years’ income taxes payable. These investment tax credits expire between 2006 and 2015. The Company has losses for UK income tax purposes of approximately $4,532 which can be carried forward indefinitely to reduce future taxable income. The Company also has losses for U.S. income tax purposes of approximately $1,761, which can be carried forward to reduce future taxable income. These U.S. income tax losses expire between 2023 and 2025. The potential tax benefits that may arise from the utilization of these tax credits and loss carry-forwards have not been recognized in these financial statements, because their realization is not considered to be more likely than not.
The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are presented below:

	December 31,

	2004	2005

Deferred income tax assets

Tax losses carried forward	$1,957	$1,686
Research and development	5,431	6,466
Acquired technology	1,308	1,300
Share issue costs	192	121
Capital assets	168	408
Other	31	26

Total gross deferred income tax assets	9,087	10,007
Less: valuation allowance	(9,087)	(10,007)

Total deferred income tax assets	$—	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

8.	Commitments and contingencies

(a) Operating leases

The Company has entered into various operating lease agreements with remaining terms of up to eight years, for office premises and equipment. As at December 31, 2005, the approximate minimum lease payments are as follows:

2006	$529
2007	448
2008	427
2009	429
2010	448
2011 and thereafter	1,431

$3,712

(b) Technology Partnerships Canada (TPC)
In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement that concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($9,804), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. As of December 31, 2005, the Company has paid or accrued royalties to TPC of $729 (Cdn$1,007). During the year ended December 31, 2005, the Company accrued royalties payable of $175 (Cdn$204), which remained unpaid at December 31, 2005. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300 ($7,121) through to December 31, 2006. As of December 31, 2005, the Company had claimed or accrued funding of Cdn$3,053 ($2,400) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($19,190) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($9,008), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the year ended December 31, 2005, the Company recorded TPC benefits of $977 (Cdn$1,184). Of these amounts, the Company recorded $878 (Cdn$1,063) as reductions of research and development expenses, $72 (Cdn$87) as reductions of sales and marketing expenses and $27 (Cdn$34) as reductions of capital asset purchases for the year ended December 31, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

8.	Commitments and contingencies, continued

(b) Technology Partnerships Canada (TPC), continued

The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955 ($623) in relation to its TPC funding agreement dated March 1999 of which Cdn$60 has been determined by management to be a fee paid for services potentially not permitted under the agreement. In order to remedy this, the Company has remitted a payment of Cdn$60 ($52) to Industry Canada.

In September 2005 the Company was notified by Industry Canada that in the opinion of the Minister of Industry, the Company is in default of the non-solicitation provisions of its TPC funding agreement dated March 1999 due to its related engagement of two outside consultants rather than just the one consultant for which the Cdn$60 was remitted as described above. The Company paid Cdn$948 ($618) in contingent fees to these consultants for contractually specified services.

The Company disagrees with the Minister’s allegation of a breach regarding the second consultant. The Company has met with Industry Canada, reviewed its available documentation and believes that the allegation of a breach regarding the second consultant remains unfounded. Industry Canada has agreed to financial remedies with other companies found in breach of their TPC agreements’ non-solicitation provisions equal to contingency fees paid for solicitation services. However, there can be no assurance that the Company will not incur additional legal and settlement costs that have not been accrued at December 31, 2005 or that an unfavorable outcome would not result in a material adverse effect on the Company’s liquidity or financial condition.

The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.

(c) Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

Balance, December 31, 2002	$202

Provision adjustments	67
Expenditures	(51)

Balance, December 31, 2003	218

Provision adjustments	13
Expenditures	(144)

Balance, December 31, 2004	87

Provision adjustments	19
Expenditures	(31)

Balance, December 31, 2005	$75

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

8.	Commitments and contingencies, continued

(d) Indemnification

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these potential claims.

9.	Segmented Information

The Company operates in the communications electronics industry, and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company’s long-lived assets are located in Canada.

(a) Revenues by region and customer:

Years ended December 31,
	2003	2004	2005

By region
United States	$14,316	$14,732	$9,999
Other	5,312	3,126	4,744

Total sales	$19,628	$17,858	$14,743

Revenue is allocated to region based on location of customer

By Customer
Customer A	less than 10%	$1,817	less than 10%
Customer B	$2,502	less than 10%	$1,531
Customer C	less than 10%	2,357	1,497
Customer D	3,432	3,638	less than 10%
Customer E	2,413	less than 10%	less than 10%

     Revenue is allocated to region based on location of customer.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

9.	Segmented Information, continued

(b) Revenues and gross profit by product line:

Years ended December 31,
	2003	2004	2005

Revenue
Wireless	$16,036	$13,730	$13,914
Packet-voice	3,592	4,128	829

	$19,628	$17,858	$14,743

Gross profit
Wireless	$9,095	$7,904	$8,475
Packet-voice	1,995	2,574	611

	$11,090	$10,478	$9,086

10.	Financial instruments

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

(b) Foreign exchange risk management

The majority of the Company’s revenues are recognized in United States dollars while the Company’s expenses are incurred in United States dollars, Canadian dollars and other foreign currencies. Fluctuations in the exchange rates between foreign currencies and the United States dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of foreign exchange futures contracts.

The Company utilizes foreign exchange futures contracts to manage its exposure to fluctuations in foreign exchange rates that typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.

The fair values of foreign exchange futures contracts are evaluated by obtaining quotes from brokers. See note 13 for details of the foreign exchange futures contracts the Company was party to at December 31, 2005.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

10.	Financial instruments, continued

(c) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for a portion of its non-North American, non-government receivables. At December 31, 2005, 31% of trade receivables were subject to credit insurance.

11.	Supplementary information

Years ended December 31,
	2003	2004	2005

(a) Cash flow information
Cash received for:
Interest	$6	$6	$65
Income taxes	42	—	—

Cash paid for:
Interest	35	14	3
Income taxes	4	8	9

Non-cash financing and investing activities:
Issuance of share purchase warrants to brokers	—	59	—
Issuance of share purchase warrants to landlord	—	88	—
Issuance of common shares to landlord	—	213	—
Expiration of broker warrants	113	—	21
Exercise of broker warrants	—	33	5
Expiration of landlord warrants	—	—	9

(b) Allowance for doubtful accounts
Balance, beginning of year	$221	$298	$403
Write-offs	(10)	(4)	(1)
Allowance adjustments	87	109	(129)

Balance, end of year	$298	$403	$273

(c) Other information
Rent expense	$856	$568	$562
Foreign exchange gain	163	100	47

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

12.	Accrued and other liabilities

(a) Accrued liabilities and other current liabilities
       Accrued and other current liabilities at December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

Employee compensation	$1,010	$415
Restructuring	145	106
Royalties	184	183
Warranty	87	75
Other	388	280

	$1,814	$1,059

     (b) Long-term obligations
     Long-term obligations at December 31, 2004 and 2005 consisted of the following:

	December 31,

	2004	2005

Restructuring	$829	$750
Long-term deferred rent	76	116

	$905	$866

13.	Foreign currency instruments

The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount under these contracts at any one time to Cdn$12,000 ($10,295). The Company was party to the following foreign exchange futures contracts at December 31, 2005:

						Fair value at
					Contract settlement rate	December 31,
Purchase date	Settlement date	Type of contract	Notional principal		(Cdn$/US$)	2005

9/30/2005	3/14/2006	Cdn dollar futures contract	Cdn$	1,000	1.1659	$(4)
12/16/2005	6/20/2006	Cdn dollar futures contract		1,000	1.1523	4
			Cdn$	2,000	1.1591	$—

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

13.	Foreign currency instruments, continued

The Company records the fair value of open foreign exchange futures contracts as an accrued asset or liability on its Consolidated Balance Sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash. At December 31, 2005, the minimum cash margin requirement for the Company’s open foreign exchange futures contracts was $24.

These contracts do not qualify for hedge accounting since they do not meet all of the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.

14.	Subsequent events

(a) Technology Partnerships Canada (TPC)

On March 27, 2006, the Company signed a settlement agreement with Industry Canada to remedy the Company’s alleged breach of its TPC funding agreement dated March 1999. Under the settlement agreement, the Company has agreed to pay Industry Canada Cdn$70 ($60) to rectify the breach. The Company remitted Cdn$60 ($52) of this amount in October 2005 and has agreed under the settlement agreement to pay an additional Cdn$10 ($8) in audit related costs.

(b) Contractual arrangement

Subsequent to December 31, 2005, a demonstration test under a fixed-price performance contract indicated that, notwithstanding it had met design specifications agreed to by the Company and the customer, the test product did not meet the customer’s needs. The Company had obtained approval for all milestones up to December 31, 2005 and had obtained customer authorization to continue under the contract. To December 31, 2005, the Company has recognized revenues and costs on a percentage-of-completion basis in accordance with the Company’s accounting policy. The Company is currently working with its customer to agree upon future deliverables under this arrangement, which could involve revisions to the existing contractual arrangements, but at this time it cannot be certain that such resolution will be achieved or that the Company’s revenue, gross margin and earnings(loss) from operations during the year ended December 31, 2006 will not be negatively affected.

15.	Differences between United States and Canadian Generally Accepted Accounting Principles

Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with U.S. GAAP provided that, if such issuer previously filed or included in prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain additional disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods for a specified period of time into the future.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between U.S. GAAP and Canadian GAAP for the years ended December 31, 2003, 2004 and 2005:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

15.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

	Year ended December 31,
	2003	2004	2005

Net loss under U.S. GAAP	$(4,792)	$(1,592)	$(1,538)
Stock-based compensation expense (a)	(266)	(395)	(1,691)

Net loss under Canadian GAAP	$(5,058)	$(1,987)	$(3,229)

     The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

	December 31,
	2004	2005

Share capital, U.S. GAAP	$28,857	$29,481
Stock-based compensation expense (a)	270	271
Foreign currency translation (f)	(912)	(912)

Share capital, Canadian GAAP	$28,215	$28,840

Additional paid-in capital, U.S. GAAP	$667	$697
Stock-based compensation expense (a)	633	2,323

Additional paid-in capital (contributed surplus), Canadian GAAP	$1,300	$3,020

Deficit, U.S. GAAP	$(21,545)	$(23,083)
Stock-based compensation expense (a)	(903)	(2,594)
Foreign currency translation (f)	211	211

Deficit, Canadian GAAP	$(22,237)	$(25,466)

Cumulative translation adjustments, U.S. GAAP	$(1,821)	$(1,821)
Foreign currency translation (f)	701	701

Cumulative translation adjustments, Canadian GAAP	$(1,120)	$(1,120)

(a) Stock-based compensation

Under U.S. GAAP, the Company has elected under FAS 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in APB 25, “Accounting for Stock Issued to Employees”, and related interpretations. As the Company grants all stock options with an exercise price equal to or above the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. On December 16, 2004, the FASB issued FAS 123R, “Share-Based Payment”, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. FAS 123R, as amended is effective for all fiscal years beginning after June 15, 2005. Under the SEC’s amended compliance date, the Company is required to adopt the new standard effective January 1, 2006. The Company has not yet adopted this pronouncement and is currently evaluating the new standard and models which may be used to calculate future stock-based compensation expense.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

15.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

(a) Stock-based compensation, continued

Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870 (“HB 3870”), “Stock-based Compensation and Other Stock-based Payments”, which requires recognition of an estimate of the fair value of all stock-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. Accordingly, the adjustment identified above differs from that in note 1 as for U.S. GAAP purposes the Company is required to consider all grants since 1994 whereas for Canadian GAAP purposes only the effect of grants since January 1, 2002 are included. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP included in the Company’s SEC filings.

On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded under its stock option plan that had exercise prices of Cdn $1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration.

In connection with the modification of the terms of these options to accelerate their vesting, approximately $789 is included in the net loss for the fiscal year ended December 31, 2005 representing the remaining unamortized value of the impacted, unvested options. Because the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Statement of Operations in accordance with APB 25.

(b) Research and development

Under U.S. GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred during the years ended December 31, 2003, 2004 and 2005 as the criteria for deferral were not met.

(c) Short-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains or losses being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and any write-down is included in earnings or loss for the period. This difference did not impact the amounts reported in the periods presented.

(d) Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. This difference did not impact the amounts reported in the periods presented.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2004 and 2005 (Expressed in thousands of United States dollars)
Prepared in conformity with U.S. generally accepted accounting principles.

15.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

(e) Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the years ended December 31, 2003, 2004 and 2005, there were no investment tax credits recorded.

(f) Stockholders’ equity

While there are no net differences between stockholders’ equity as reported under U.S. GAAP and under Canadian GAAP, the various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to U.S. dollars during the year ended December 31, 1998. Under U.S. GAAP the stockholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP all amounts were translated into U.S. dollars at the rate in effect on December 31, 1998. In addition, the various components within stockholders’ equity are affected by the different accounting treatment of stock based compensation described in note 15(a).

Exhibit Index
1.1	—	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

1.2	—	Articles of the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

2.1	—	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.1	—	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	—	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.3	—	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	—	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20-FR filed on February 26, 1992)

4.5	—	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*

4.6	—	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.11	—	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.12	—	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.13	—	Registration Agreement, dated April 30, 1998, among the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.14	—	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.15	—	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.16	—	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))

4.20	—	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.21	—	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.22	—	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.23	—	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.24	—	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

Exhibit Index
4.25	—	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.26	—	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.27	—	Form of subscription agreement between Company and each subscriber private placement participant (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.28	—	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.29	—	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.30	—	Form of Warrant issued to each subscriber in the United States (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.31	—	Form of Warrant issued to each subscriber in Canada (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.32	—	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.33	—	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004)

4.34	—	Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004)

4.35	—	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.36	—	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.37	—	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.38	—	Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.39	—	Audit and Governance Committee Charter of the Company dated March 4, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.40	—	Amendment dated January 18, 2005 to Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.41	—	Credit facility arrangement dated March 7, 2005 between the Royal Bank of Canada and the Company, agreed and accepted on May 30, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.42	—	Employment letter agreement between the Company and Mr. Mark Briggs dated June 24, 2005 together with related agreement dated June 24, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

12.1	—	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	—	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	—	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Index
13.2	—	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	—	Consent of Independent Registered Public Accounting Firm KPMG LLP

*	Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934