Form 20-F
period 2006-12-31
SPECTRUM SIGNAL PROCESSING INC
filed 2007-03-26
CIK 884455

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
2700 Production Way, Suite 300
Burnaby, British Columbia, Canada V5A 4X1
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Names of each exchange on which registered

Common Shares	The NASDAQ Stock Market LLC
(NASDAQ Capital Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
As of December 31, 2006 the Registrant had outstanding 20,488,425 common shares without par value.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☑ Yes ☐ No
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(check one): Large accelerated filer ☐          Accelerated filer ☐            Non-Accelerated filer ☑
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

GENERAL INFORMATION
     All monetary references throughout this Annual Report are expressed in United States dollars (“$”), except where indicated as Canadian dollars (“Cdn$”). All financial information presented in this Annual Report, except where otherwise indicated, has been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).
     The operating results of Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) are affected by a wide variety of other factors that could materially and adversely affect actual results, including: viability of business strategy, liquidity and capital resources, the uncertainty surrounding the transaction with Vecima Networks Inc., the disruption to the business related to the pendency of the transaction with Vecima Networks Inc., uncertainty pertaining to the Company’s NASDAQ listing, going concern note, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, dependence on third party suppliers, export controls, intellectual property rights, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price.
FORWARD-LOOKING INFORMATION
     Furthermore, this document and other documents filed by the Company with the Securities and Exchange Commission (“SEC”) contain certain forward-looking statements with respect to the business of the Company, including prospective financing arrangements. These forward-looking statements generally can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should”, “anticipates” or comparable terminology, or by discussions of strategy. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, which may be to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those that are detailed from time to time in the Company’s SEC filings.
     Solano® is a registered trademark of the Company in the United States and Canada and flexComm™ and quicComm™ are trademarks of the Company. This Annual Report also contains other product and company names that may be trademarks and/or registered trademarks of their respective holders.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds	56

Item 15. Controls and Procedures	56

Item 16A. Audit Committee Financial Expert	56

Item 16B. Code of Ethics	56

Item 16C. Principal Accountant Fees and Services	57

Item 16D. Exemptions from the Listing Standards for Audit Committees	57

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	57

PART III	58

Item 17. Financial Statements	58

Item 18. Financial Statements	58

Item 19. Exhibits	58

Exhibit Index	93
Form of subscription agreement -- U.S.
Form of subscription agreement -- Canada
Form of warrant agreement to each subscriber in the U.S.
Form of warrant issued to each subscriber in Canada
Severance agreement with Mr. Pascal Spothelfer
Employment letter agreement between the Company and Mr. Brent Flichel
Employment letter agreement between the Company and Ms. Elena Kinakin
Employment letter agreement between the Company and Mr. Douglas Atterbury
Section 302 C.E.O. Certification
Section 302 C.F.O. Certification
Section 906 C.E.O. Certification
Section 906 C.F.O. Certification
Consent of KPMG LLP.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information
Pending Acquisition by Vecima Networks Inc.
     On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. (“Vecima”) will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.
A. Selected Financial Data
     The selected consolidated financial data for the Company presented below under the captions “Statements of Operations Data” for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and “Balance Sheet Data” as of December 31, 2002, 2003, 2004, 2005 and 2006 are derived from the Company’s consolidated financial statements which have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated statements of operations data presented below for the years ended December 31, 2004, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from the Company’s audited financial statements that are included in Item 18 of this Annual Report. The selected consolidated statements of operations data presented below for the years ended December 31, 2002 and 2003 and consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from the Company’s audited consolidated financial statements that are not included in this Annual Report. The Company’s audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The selected financial data presented below should be read in conjunction with the information contained in Item 5, “Operating and Financial Review and Prospects”, and the consolidated financial statements and notes to consolidated financial statements contained in Item 18, “Financial Statements”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share amounts)

	Years ended December 31,
	2002	2003	2004	2005	2006
			(restated)(1)	(restated)(1)

Statements of Operations Data:
Sales	$22,798	$19,628	$17,858	$14,743	$14,119
Cost of sales	9,552	8,538	7,380	5,657	5,882

Gross profit	13,246	11,090	10,478	9,086	8,237
Administrative	5,071	4,763	3,647	3,776	4,457
Sales and marketing	4,041	4,705	2,491	3,221	3,205
Amortization	725	886	582	662	565
Write-down of capital assets	—	529	270	—	—
Research and development	4,739	4,783	2,763	2,969	3,137
Restructuring and other charges	1,620	181	2,312	51	4
Loss (gain) from change in fair value of share purchase warrants	—	—	1,483	(792)	(27)

Loss from operations	(2,950)	(4,757)	(3,070)	(801)	(3,104)
Interest expense	11	42	14	3	9
Other income	(7)	(7)	(9)	(58)	(51)

Loss before income taxes	(2,954)	(4,792)	(3,075)	(746)	(3,062)
Income tax expense	10	—	—	—	—

Net loss	(2,964)	(4,792)	(3,075)	(746)	(3,062)
Foreign currency translation	83	—	—	—	—

Comprehensive loss	$(2,881)	$(4,792)	$(3,075)	$(746)	$(3,062)

Loss per share, basic and diluted	$(0.22)	$(0.33)	$(0.18)	$(0.04)	$(0.16)

Weighted average number of common shares outstanding	13,636	14,734	16,928	18,807	19,231

	2002	2003	2004	2005	2006
			(restated)(1)	(restated)(1)

Balance Sheet Data as at December 31:
Working capital	$6,850	$2,826	$4,300	$4,823	$3,450
Total assets	14,075	8,408	10,977	8,844	6,887
Long-term obligations	857	714	905	866	779
Stockholders’ equity	8,659	3,890	5,039	5,352	3,584

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in the Statement of Financial Accounting Standards No. (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects – Operating Results – Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.
No dividends have been declared in any of the years presented.
B. Capitalization and Indebtedness
      Not applicable

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
     Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This market includes military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more integrated and ruggedized solutions that are designed to reduce the cost, schedule and technical risk of its customers’ development initiatives and production programs.
     Spectrum continues to generate revenues from its general-purpose signal processing products and packet-voice engineering services, however, the Company’s decision to cease investment in these product and service lines has resulted, and is expected to continue to result, in declining revenues from these products and services. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor its future product and service revenues will fully offset the decline in its general-purpose and packet-voice product and service revenues and, to date, the Company’s revenues from general-purpose and packet-voice products have declined faster than its revenues from flexComm products have increased.
Liquidity and Capital Resources
     As of December 31, 2006, the Company had $1,658,000 of available cash and cash equivalents and $3,450,000 of working capital. During the three years ended December 31, 2004, 2005 and 2006, the Company incurred losses of $3,075,000, $746,000 and $3,062,000 respectively and experienced negative cash flows from operations of $361,000, $1,226,000 and $1,579,000, respectively. The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, Technology Partnerships Canada (“TPC”) funding and from funds generated by the sale of its equity securities.
     In March 2004, the Company entered into a funding agreement with Technology Partnerships Canada, which provided for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provided for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,123,000) through to December 31, 2006. As of December 31, 2006, the Company had claimed or accrued funding of Cdn$4,407,000 ($3,586,000) under the agreement. The Company has submitted a request to TPC for an extension of the funding commitment under its agreement from its original expiration of December 31, 2006 to December 31, 2008.
     As described above, the Company recently entered into an agreement to be acquired by Vecima Networks Inc. On March 23, 2007, the Company also entered into an agreement with Vecima providing for a revolving line of credit facility of up to Cdn$2,900,000 ($2,489,000) to be made available by Vecima to the Company. The facility provides for interest at the Canadian prime rate plus 5.5%. Borrowings shall not exceed 80% of the Company’s gross qualified and eligible accounts receivable. Borrowings are secured by a first-priority blanket security interest in all corporate assets. The credit facility does not contain any financial covenants. The credit facility expires on June 30, 2007.

     As described below, the proposed acquisition of the Company by Vecima is subject to certain conditions and may not be consummated. Should this occur, it is highly likely that the Company’s revolving credit facility would not be renewed beyond its June 30, 2007 expiration date and any amounts it had borrowed under that facility would be immediately due and payable at that time. The Company believes that it will likely require additional financial resources to meet its working capital and capital requirements for the next twelve months if the pending acquisition of the Company by Vecima is not consummated. If the Company issues additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s shareholders and the terms of any debt financings may contain restrictive covenants negatively affecting stockholders. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets. The Company’s ability to secure further financing could be hampered by its pending delisting from the NASDAQ Capital Market, which is likely to have occurred by the time of any abandonment of the Vecima transaction. Efforts to raise capital could be further hampered by the inclusion by the Company’s accountants of a “going concern” note in their report on the Company’s financial statements for the year ended December 31, 2006.
     While the Company has no reason to expect any such reaction, its need for additional capital resources could create concerns on the part of its creditors, vendors, customers and others about whether it will be able to fulfill its contractual obligations and otherwise continue to operate its business, which in turn could result in a further tightening of liquidity.
Uncertainty Surrounding the Transaction with Vecima Networks Inc.
     The proposed acquisition of the Company by Vecima is subject to certain closing conditions that, if not satisfied or waived, will result in the transaction not being completed.
     The proposed acquisition of the Company by Vecima is subject to customary conditions to closing, including the receipt of required regulatory approvals. Many of the conditions to the closing of the transaction are outside of the control of the Company. If any condition to the closing of the transaction is not satisfied or, if permissible, waived, the transaction will not be completed.
     If the Company does not complete the transaction, the price of its common shares may fluctuate to the extent that the current market price reflects a market assumption that the transaction will be completed. The Company will also be obligated to pay certain professional fees and related expenses in connection with the transaction, whether or not the transaction is completed. In addition, the Company has expended, and will continue to expend, significant management resources in an effort to complete the transaction. If the transaction is not completed, the Company will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit.
Disruption to the Business Related to the Pendency of the Transaction with Vecima Networks Inc.
     Whether or not the transaction with Vecima is completed, the announcement and pendency of the transaction could cause disruptions in the Company’s business. Specifically:
•	current and prospective employees may experience uncertainty about their future roles with the Company, which might adversely affect the Company’s ability to execute on its business plan, retain key personnel and/or hire new staff; and

•	the attention of management may be directed toward the completion of the transaction, rather than toward the execution of existing business plans.
Uncertainty pertaining to the Company’s NASDAQ Listing
     On July 26, 2006 the Company received notice from the NASDAQ Stock Market that it was not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
     In accordance with Marketplace Rule 4310 (c)(8)(D), NASDAQ provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance.

     On January 23, 2007, the Company received a notice of a NASDAQ Staff Determination citing that the Company is not in compliance with Rule 4310(c)(4) of the NASDAQ Marketplace rules. As a result, the common shares of the Company potentially were subject to delisting from the NASDAQ Capital Market effective February 1, 2007 unless the Company filed an appeal of the Staff’s determination to a NASDAQ Listing Qualifications Panel, during which appeal the delisting would be stayed.
     On March 15, 2007, the Company presented its appeal to the NASDAQ Listing Qualifications Panel. The Company expects to receive notification of the Panel’s decision within 30 days of the hearing date.
Going Concern Note
     In their report dated February 3, 2007, KPMG LLP stated that the Company’s financial statements were prepared assuming that the Company would continue as a going concern. The Company’s ability to continue as a going concern is an issue raised as a result of its recurring losses from operations and its net capital deficiency. The Company continues to experience net operating losses. The Company’s ability to continue as a going concern is subject to continued market acceptance of its products, its ability to secure sufficient funding to continue the development of its business, the continued support of creditors and shareholders and the achievement of profitable operations. Accordingly, unless the Company continues to raise working capital or revenue grows to support its business plan, the Company may be unable to continue in business as a stand-alone entity. The Company’s continued net operating losses and shareholders’ deficit increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.
Variability of Quarterly and Annual Operating Results
     The Company’s revenues and operating results may vary significantly from quarter to quarter as a result of a number of factors. These factors include:
•	the volume and timing of orders received;

•	the general demand for commercial-off-the-shelf radio subsystems;

•	the success achieved by the Company’s customers in developing and marketing their products;

•	the budget and procurement cycles associated with government programs;

•	the mix of product and engineering service revenues;

•	the timing of new product introductions by both the Company and its competitors;

•	pricing by both the Company and its competitors;

•	the Company’s ability to develop and market new products and services;

•	the Company’s ability to manufacture its products in a timely manner, at high quality levels and at commercially reasonable costs;

•	the availability and cost of electronic components;

•	the timing and levels of sales and marketing expenditures and general economic conditions; and

•	changes in the financial condition or budget of significant customers.
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
Risks and Uncertainties Associated with Defense Related Contracts
     The Company enters into contracts both directly and indirectly with the United States government and foreign governments. As a result, the Company’s contracts and subcontracts are subject to the following risks associated with government contracts:
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
     As the Company contracts to supply goods and services to the United States and foreign governments and their prime contractors and subcontractors, it is also subject to other risks, including:
•	contract suspensions;

•	the reopening of bidding processes;

•	changes in government policies or regulations;

•	preference of government and domestic prime contractors to purchase mission critical systems from domestic suppliers; and

•	other political factors.
     Finally, consolidation among defense industry contractors has resulted in fewer contractors with increased bargaining power relative to the Company. There can be no assurance that this increased negotiating power of contractors or any of the other factors listed above will not adversely affect the Company’s business, financial condition or results of operations in the future.
Reliance on Significant Customers
     In 2006 and 2005, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for each year and, in 2006, the Company’s top two customers accounted for approximately 20% and 14%, respectively of the Company’s sales for the year. Although the Company is seeking to broaden its customer base, it expects to continue to depend on a small number of significant customers. Due to the length of time required to replace lost business, any significant reduction in orders from the Company’s major customers may have a material adverse effect on the Company’s business, financial condition and results of operations.
Technological Change, Risk of the Design-In Process and Competition
     The market for the Company’s products is characterized by rapidly changing technologies, evolving industry standards and frequent new product introductions and enhancements. Competitors vary in size and in the scope and breadth of the products and services offered. Certain competitors may have a technology or market advantage with respect to products that relate primarily to that competitor’s specific area of expertise. Other companies participating in the signal processing industry may enter the markets in which Spectrum competes.
     The process whereby a customer evaluates the Company’s products for development and testing purposes in support of a specific program can last years. Should the Company’s products not adapt to changes in technology during this time period and/or fail to meet customer program requirements, or should there be any significant delay in either the Company’s or customer’s developments or introductions, these elements could have a material adverse effect on the Company’s business as the Company’s design-ins may not produce production quantity revenues. In the case of the defense industry, more new product development activities may be undertaken than new products actually deployed. Hence, the Company may commit significant resources to design-ins that do not result in significant orders.
     Certain trends in signal processing technology, such as native signal processing and silicon integration (system-on-a-chip), could displace certain of the Company’s products, or the Company may not be able to develop new products in response to the trends that achieve market acceptance. Delays or difficulties associated with new product introductions or product enhancements may also affect orders.
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
Inflation and Foreign Currency Fluctuations
     The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In 2006, the increased value in the Canadian dollar relative to the United States dollar increased the Company’s Canadian dollar denominated operating expenses relative to its revenues, the majority of which are denominated in United States dollars, which had a negative impact on net earnings. If the Canadian dollar continues to appreciate relative to the United States dollar, the Company’s reported operating expenses and net earnings may be further impacted.
     The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,299,000). At December 31, 2006, the Company was party to foreign currency futures contracts with a total notional principal of Cdn$2,000,000 ($1,716,000).
     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
Potential Undetected Errors
     The Company develops complex hardware and software products that may contain undetected errors or failures. Although the Company extensively tests its products prior to their introduction, design errors or hidden defects may only be discovered after initial product sampling, resulting in delays in volume productions or recalls of products sold. The occurrence of such errors could have a material adverse effect on the Company’s business, financial condition and results of operations.
Dependence on Third-Party Suppliers
     The Company’s products may contain sole-sourced components such as microprocessors, signal processors, field programmable gate arrays, application specific integrated circuits, operating systems and chassis from suppliers including, but not limited to, Xilinx Inc., Freescale Semiconductor Inc., Texas Instruments Inc., Analog Devices Inc., Altera Corp., Atmel Corp., Wind River Systems Inc., Green Hills Software Inc., Harris Corporation, Digital Receiver Technology, Inc., Objective Interface Systems, Inc., Communications Research Centre Canada and Zeligsoft Inc. Each of these suppliers is the sole manufacturer of their respective components. The Company generally does not have supply guarantees with these suppliers and there can be no assurance that these suppliers will continue to meet its requirements. If any of the sole-sourced suppliers limit or reduce the sale of these components, the Company may be unable to fulfill customer orders in a timely manner, or at all. The availability of many of these sole-sourced components is dependent in part on the Company’s ability to accurately forecast its future requirements. While the Company has, from time to time, experienced shortages of components from sole-sourced suppliers, such shortages have not had a material adverse effect on the Company’s operating results to date.
     Supply shortages for other components can delay production and, therefore, delay revenue of all products using that component or cause price increases in the products and services provided. In the past, the Company has secured sufficient allocations of constrained components so that revenue was not materially impacted. In addition, at various times, there have been industry-wide shortages of electronic components. Such shortages, or future fluctuations in material costs, may have a material adverse effect on the Company’s business or cause its results of operations to fluctuate from period to period.
     Third-party software incorporated into products offered by the Company may fail or may fail to be supported by the respective software vendor. The Company may be required to redesign the software or seek replacement software from another supplier. Furthermore, should new releases of third-party software prove to be incompatible with the current version of the Company’s product lines, a decline in demand for the affected products may result or the Company may be required to redesign its hardware products.
Export Controls
     A number of the Company’s products include items that are regulated by United States and Canadian export control laws. Some of these United States controlled products have also been classified as munitions and are subject to the International Traffic in Arms Regulations, or ITAR, which are promulgated under the authority of the Arms Export Control Act 22 U.S. 2778-2994. These regulations determine the countries in which the Company’s products that are classified as munitions can be marketed and sold. The regulations require the Company to apply for individual retransfer authorizations (export permits) from the United States Department of State for each transaction involving a regulated product. The Company routinely applies to expand the permitted territories for its products, however the process is often protracted, with unpredictable results. All of the Company’s products, including those regulated by the United States Department of State, are also subject to Canadian export control laws. The Canadian laws have been largely harmonized with both United States and international laws, as Canada is a signatory to many international conventions. However, instances may exist where the application of Canada’s export regulations may result in a different export conclusion than the application of United States export regulations.
Intellectual Property Rights
     The Company believes that protection of its proprietary intellectual property is important. The Company seeks to maintain the proprietary nature of its technology through limited disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. As of March 22, 2007, the Company has one patent related to differential signal processing power management and one patent related to modular input/output technologies. The United States Patent and Trademark Office rejected one patent request by the Company in 2006. While the Company has applied for two additional patents over the period of October 2000 to December 31, 2006, there can be no assurance that these patents, if granted, will be effective in protecting the patented technology or that the Company will be successful in prosecuting any patent infringement actions. The Company may not be able to avail itself of the protection afforded by patent laws and the laws related to trade secrets in the event that a competitor infringes upon its proprietary rights. There can be no assurance that any steps taken by the Company to protect its proprietary intellectual property will be effective in preventing misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to or superior to the Company’s technology and obtain patents or copyrights thereon. In such an event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.
     During 2006, the Company also applied for registration of one Trademark in both Canada and the United States. While the Company has not experienced any objections to its application, there is no assurance that this trademark registration will be granted.
Contract Manufacturing
     The Company relies on contract manufacturers to assemble and test the majority of its printed circuit board assemblies in accordance with its specifications. While the Company has not experienced any material difficulties in obtaining manufactured products to date, any reduction or interruption in product manufacturing by such contract manufacturers could disrupt or delay the Company’s ability to deliver its products to its customers and could have a material adverse effect on its business, financial condition and results of operations.
     The contract manufacturing industry is also subject to consolidation. While the Company has not experienced any impact from such consolidation to date, there is no assurance that future mergers or acquisitions will not have an adverse effect on the Company’s current working relationships. Furthermore, there is no assurance that the Company will be able to secure new contract manufacturing relationships in a timely manner. The Company may incur significant set-up costs and delays in manufacturing should it be necessary to replace any key suppliers due to work stoppages, shipping delays, financial difficulties or other factors.

Environmental and Safety Regulations
     The Company’s products may become subject to new European substance bans (Directive 2002/95/EC of the European Parliament and of the Council on the restriction of the use of certain hazardous substances in electrical and electronic equipment) and product take-back regulations (Directive 2002/96/EC of the European Parliament and of the Council on waste electrical and electronic equipment) that would make the Company responsible for recycling and/or disposing of products the Company sold. These and other proposed environmental laws may become more stringent over time, may be required in more places where the Company does business and may require the Company to incur increased costs for compliance. Although costs relating to environmental matters have not had a material adverse effect on the Company’s business, results of operations or financial condition in the past, there can be no assurance that such costs will not have a material adverse effect in the future. The Company works with its suppliers to encourage the sharing of non-proprietary information on environmental research and compliance programs.
     Certain of the Company’s products sold in certain configurations may be subject to Canadian, United States and European emission and safety regulations including United States Federal Communications Commission Part 15B, 47CFRCh I (10-1-97 Ed), European Parliament Directive 73/23/EEC, 89/336/EEC, 2004/108/EEC, 95/5/EC and United States and Canadian Underwriters Laboratory safety regulations. These regulations may negatively impact the salability of the Company’s products for certain applications and may require the Company to incur increased costs for compliance.
Reliance on Third-Party Distributors
     The Company relies on third-party distributors to sell its products in Europe, Israel and Asia. Certain of the Company’s distributors market products that compete with its products. The loss, termination or failure of one or more of its distributors to effectively promote its products could affect the Company’s ability to bring its products to market. Changes in the financial or business condition of these distributors could also have an adverse effect on the Company’s business.
International Operations and Markets
     The Company markets and sells products in international markets and has established offices and subsidiaries in the United States and the United Kingdom. Revenues from non-United States customers accounted for 22%, 32% and 18% of total revenues for fiscal years 2006, 2005 and 2004, respectively. There are inherent risks in transacting business internationally, including:
•	changes in applicable laws and regulatory requirements;

•	export and import restrictions;

•	export controls relating to technology;

•	tariffs and other trade barriers;

•	less favorable intellectual property laws;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	problems in collecting accounts receivable;

•	political instability;

•	fluctuations in currency exchange rates;

•	expatriation controls; and

•	potential adverse tax consequences.
     There can be no assurance that one or more of these factors will not have a material adverse effect on the Company’s future international activities and, consequently, on its business or results of operations.
Uncertainty of Current Economic and Political Conditions
     Current global economic and political conditions are extremely uncertain as the result of many factors including the terrorist attacks in the United States in 2001, the United States’ involvement in Iraq and other global conflicts and acts of terrorism. These uncertainties make it extremely difficult to estimate the level of growth for the economy as a whole and for the markets in which the Company operates. As the Company’s budgeting and forecasting depend on estimates of the growth of the markets it serves and the demand for its products, the prevailing economic uncertainties will render future revenue, earnings and expenditure projections even more difficult than usual to make.
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
Corporate Governance and Public Disclosure Regulations
     Compliance with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and Multi-Lateral Instrument 52-109, new SEC regulations and changes to the rules of the NASDAQ Stock Market, has required the Company to expend significant resources and incur additional expenses, and will continue to do so. The Company is committed to maintaining the highest standards of corporate governance and public disclosure. As a result, the Company will need to continue to invest necessary resources to comply with evolving laws, regulations and standards and this investment may continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities.
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
Ability to Obtain Adequate Insurance Coverage
     The Company has many types of insurance coverage. Many external factors including the risk of terrorist attacks, natural disasters and recent corporate scandals have led to increases in both insurance premiums and claim deductibles. Internal factors, including the Company’s recent financial performance, liquidity, recent restatement of historical financial results and pending acquisition may impact its ability to obtain adequate insurance coverage at reasonable premium rates. While the Company believes it has been able to obtain sufficient insurance coverage to date, there can be no assurance that adequate coverage will be available in the future at reasonable premium rates. If coverage is not available or premiums are extremely high, the Company may be forced to self-insure for certain matters, which could substantially increase the risk to the Company’s financial condition in the event of a loss.
Item 4. Information on the Company
A. History and Development of the Company
     Spectrum Signal Processing Inc. was incorporated under the Company Act of British Columbia on July 31, 1987. The Company’s head office, registered and records office is located at 2700 Production Way, Suite 300, Burnaby, British Columbia, Canada, V5A 4X1 Telephone: 604-421-5422.
     Spectrum Signal Processing (USA) Inc. is a Delaware company incorporated on August 11, 2000. Its headquarters is located at 6630E Eli Whitney Drive, Columbia, Maryland, USA 21046. Spectrum Signal Processing (USA) Inc. maintains a security-cleared facility that allows its employees to hold personal security clearances.
     Spectrum Signal Processing (UK) Limited was incorporated under the laws of Scotland and was acquired in 1997 to conduct the Company’s European operations. Its headquarters is located at The Stables, New Lodge, Drift Road, Windsor, Berkshire, SL4 4RR United Kingdom.

     The Company’s Internet address is www.spectrumsignal.com. The Company’s SEC filings are available through its website, which is linked to the SEC’s website, where copies of the Company’s public filings can be obtained free of charge.
B. Business Overview
Pending Acquisition by Vecima Networks Inc.
     On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.
Business Strategy
     Spectrum develops software defined radio products for defense electronics and satellite communications applications. The Company focuses on the C4ISR defense electronics market, which includes command, control, computing, communication, intelligence, surveillance and reconnaissance. Target applications include military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Accordingly, Spectrum’s operations may be influenced by the procurement cycles of the United States and foreign governments.
     Software defined radios are a type of communications device designed to allow multiple modes of operation and more cost-effective future upgrades via application software modifications as opposed to hardware retrofits. This flexibility allows software defined radio users to communicate securely between a diverse and ever-changing array of fixed and mobile platforms ranging from aircraft and surface vehicles, to semi-permanent and permanent command centers.
     The Company markets its software defined products and services to prime contractors and government agencies involved in advanced C4ISR and satellite communications development programs. Spectrum’s value proposition is to reduce the cost, schedule and technical risks of its customer’s programs. Within the commercial-off-the-shelf marketplace, Spectrum believes it differentiates itself with application expertise, product specificity and advanced engineering and support services.
     Spectrum’s business strategy has been to leverage its product and service offerings by working closely with technology influencers and partnering with complementary product providers. By doing this, Spectrum has been able to field a growing offering of integrated, application-specific products under its commercial-off-the-shelf business model. These include rapid prototyping and development platforms targeted at military communications, electronic intelligence and satellite communications developers.
     Spectrum’s SDR-3000 software defined radio platform was the first commercially available Software Communications Architecture (SCA) enabled system targeting military communications programs. The SDR-3000 is well suited for high channel density applications as well as test and validation applications. Spectrum recently launched its SDR-4000 line of software defined radio products that are well suited for low channel density applications in harsh environments.

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
          Spectrum’s SDR-3000 software defined radio product was publicly endorsed in 2003 by the United States Department of Defense as Joint Tactical Radio System (JTRS) representative hardware for portability testing of JTRS waveforms. The Company believes this validation has resulted in a significant increase in awareness of the Company’s products and services within the military communications community. This platform is suitable for deployment as military communications infrastructure. This product line has also been sold into electronic warfare and commercial satellite communications applications.
          Spectrum has developed a new SDR-4000 product line that is designed for harsh environments and is suitable for deployment in tactical military communications applications. It is designed to be customized so that it can be optimized for higher volume production deployments. Harris Corporation, a global leader in military communications, was a prime customer for the SDR-4000, which was ruggedized by Spectrum for their specific deployment environment.
          The cornerstones of Spectrum’s flexComm product line are its High Channel Density Receiver (HCDR) and Software Defined Radio (SDR) products. The SDR and HCDR product lines allow the Company’s customers to select the appropriate type of processing for their desired application. The Company’s customers can choose a processing mix of field programmable gate arrays from Xilinx Inc., digital signal processors from Texas Instruments and general-purpose processors from Motorola, IBM and Intel. This modular approach to solving high performance computing problems with the Company’s flexComm portfolio is a critical contributor in securing new design-ins.
          The Company continues to support its general-purpose products, such as those products supporting the Analog Devices SHARC digital signal processors and older Texas Instruments digital signal processors, under ongoing production contracts. Programs may have a lifetime of 15 or more years. The Company expects to support its general-purpose products as long as there are customer orders and available components to manufacture these products. As more of the components on general-purpose products become obsolete, it becomes necessary to end-of-life certain products, at which time all existing customers have the opportunity to place last time orders or to purchase obsolete components to facilitate future product manufacturing. Several of the Company’s products fit into this category and are expected to become obsolete during the next few years.
          In early 2004, the Company ceased all new development in its packet-voice product line and, as a result, is not planning future packet-voice products. The Company continues to support its current packet-voice customers and products.
          Additional information regarding the Company’s revenue and gross profit by product line can be found below in “Item 18 — Financial Statements”.
Research and Product Development
          The Company believes that continued investment in research and development is critical to its future success. The Company’s research and product development efforts focus primarily on the development of next generation products for defense electronics and satellite communications markets. The Company maintains teams of system, software and hardware engineers dedicated to the development of integrated hardware and software solutions.
          The Company generates a percentage of its revenues from engineering and support service contracts with its customers and these contracts are sometimes utilized to facilitate product orders. These contracts may also provide the Company with partial funding for the development of certain intellectual property and products. The Company generally provides engineering services under time and materials and milestone-based contracts. These contracts generally involve the development of integrated hardware and software solutions incorporating Spectrum’s products to fulfill a customer’s specific requirements.

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
Customers
          The Company conducted business with over 70 customers in 2006. A small number of these customers accounted for a substantial portion of the Company’s 2006 revenue. In 2006 and 2005, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for each year and in 2006 the top two customers accounted for approximately 20% and 14% of the Company’s sales for the year. Although the Company is seeking to broaden its customer base, for the foreseeable future, the Company expects to continue to depend on a small number of significant customers for the majority of its revenue.
Competition
          The software defined radio and satellite communications markets are becoming increasingly competitive as the underlying technologies mature. The principal competitive factors in these markets include application knowledge, product performance, price, commercial availability, engineering and support services and access to new technologies. Over the past year, the Company’s competitors have made a number of product offerings. These product offerings are primarily targeted at software defined radio laboratory research efforts. Spectrum is now focused on delivering deployable solutions in rugged form factors, therefore, the laboratory market is of declining value in the Company’s overall strategic plan.
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
          The Company also faces competition from an increasing number of signal processing board and platform vendors, as well as companies that have historically acted as technology partners to Spectrum. The latter include both analog input/output and radio frequency subsystem vendors who have been acquired by larger organizations in an attempt to bring additional value to their own customers. These competitors range from small job shops to larger companies that represent a diverse array of companies in terms of financial and engineering resources. In relative terms, the Company represents a small sized firm. The Company believes its application knowledge coupled with its flexibility in addressing its customers’ specific program needs is increasingly acting as a meaningful differentiator that would take a significant investment of time and money to replicate.
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
          Most of the Company’s revenues are currently derived from direct sales. The Company maintains regional sales offices in Maryland and California to service the United States marketplace. The Company services non-United States customers via sales offices located in Canada and the United Kingdom. The Company currently maintains distribution agreements with distributors covering Austria, China, France, Germany, India, Israel, Italy, Japan, Portugal, Scandinavia, Singapore, South Korea, Spain, Switzerland and Turkey.
          Spectrum has a senior sales team that is supported by field applications engineers who play a key role in pre-sales technical support by assisting customers with product development and system integration issues. The Company’s sales force is trained on the Company’s products and services on a periodic basis.
          Additional information regarding the Company’s geographical revenue breakdown can be found below in “Item 18 — Financial Statements”.
Operations
          The Company’s operations group manages its logistics, manufacturing, planning, procurement, customer service, quality assurance, export control and environmental and safety regulatory compliance functions. The Company employs an outsourcing model for substantially all product manufacturing. Product manufacturing consists of board and system-level products, cable assemblies and some application specific integrated circuit (ASIC) manufacturing. The Company believes that an outsourcing model allows it to focus more of its resources on its market position in such areas as research and product development, sales, marketing and customer support while providing a scalable, cost effective source of quality manufacturing capacity. The Company’s Canadian facility maintains a Quality Management System that is certified to the ISO 9001:2000 standard.
          For additional information regarding the impact of export controls and environmental and safety regulations, see “Item 3D — Risk Factors” above.
Suppliers
          The Company’s signal processing solutions incorporate a number of products and components that are sourced from third-party suppliers, including, but not limited to, Xilinx Inc., Freescale Semiconductor Inc., Texas Instruments Inc., Analog Devices Inc., Altera Corp., Atmel Corp., Wind River Systems Inc., Green Hills Software Inc., Harris Corporation, Digital Receiver Technology, Inc., Objective Interface Systems, Inc., Communications Research Centre Canada and Zeligsoft Inc. The Company attempts to use standard parts and components wherever possible. While the Company attempts to ensure components are available from multiple third party vendors, certain signal processing solutions are based upon manufacturer-specific components. The Company generally does not have long-term agreements with any of its suppliers. The availability of many of these components is dependent in part on the Company’s ability to accurately forecast its future requirements. While shortages of these components have not had a material adverse effect on operating results to date, the availability of such components remains an inherent risk.
Restructuring
          In January 2004, the Company affected a restructuring to reduce operating costs and focus its operations on the defense electronics and commercial satellite communications markets.
C. Organizational Structure
          The Company serves the digital signal processing marketplace and is functionally organized. The Company has made, and continues to make, resource allocation decisions based on one operating segment.
          Spectrum has two wholly-owned subsidiaries, Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. Spectrum Signal Processing (UK) Limited is incorporated under the laws of Scotland and Spectrum Signal Processing (USA) Inc. is incorporated under the laws of Delaware. Spectrum Signal Processing (UK) Limited was established to conduct the Company’s European operations. Spectrum Signal Processing (USA) Inc. was established to conduct the Company’s United States operations.
D. Property, Plant and Equipment
          The Company leases its head office facility that is located at 2700 Production Way, Burnaby, British Columbia. The size of the Company’s premises under lease is approximately 24,000 square feet. The Company’s minimum annual lease payments will range between $408,000 and $450,000 over the balance of the lease term, which expires January 31, 2014. The Company also leases office space in California, Maryland and the United Kingdom.
          The Company has entered into an agreement with Vecima Networks Inc. for a revolving line of credit facility up to Cdn$2,900,000 ($2,489,000). Borrowings are secured by a first-priority blanket security interest in all corporate assets. The Company maintains capital assets as described below in “Item 18 — Financial Statements”.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
          The following discussion and analysis is based on, and should be read in conjunction with, the Company’s consolidated financial statements and the related notes to consolidated financial statements, contained in “Item 18 — Financial Statements”.
          The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with United States generally accepted accounting principles.
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
          Spectrum today is a leading supplier of software defined radio products for defense electronics and satellite communications applications. This market includes military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. The Company continues to field increasingly more integrated and ruggedized solutions that are designed to reduce the cost, schedule and technical risk of its customers’ development initiatives and production programs.
          Spectrum continues to generate revenues from general-purpose signal processing products and packet-voice engineering services. However, the Company’s decision to cease investment in these product and service lines, has resulted, and is expected to continue to result, in declining revenues from these products and services over time. Conversely, the Company’s focus on defense electronics and satellite communications applications is expected to result in increasing revenues from its flexComm product line over time. There can be no assurance, however, that flexComm product revenues nor its future product and service revenues will fully offset the decline in it general-purpose and packet-voice product and service revenues and to date, the Company’s revenues from general-purpose and packet-voice products have declined faster than its revenues from flexComm products have increased.
Pending Acquisition by Vecima Networks Inc.
          On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.
Key 2006 Financial Results
•	Spectrum’s revenues were $14.1 million in 2006, down 4% from $14.7 million in 2005. The Company’s year-over-year revenue decline was due to the continued decline in legacy general-purpose wireless and packet-voice product and service revenues.

•	Spectrum’s gross profit was $8.2 million or a gross margin of 58% of revenues. This margin is within the Company’s target gross margin range of 55% to 60%. Spectrum’s gross margin typically varies due to a number of factors, which are described in the gross profit discussion on the following pages.

•	Spectrum reported a net loss of $3.1 million in 2006, compared to a net loss of $746,000 in 2005. Spectrum’s net loss in 2006 was primarily attributable to lower general-purpose wireless and packet-voice product and service revenues and higher operating expenses due to the appreciation in the Canadian dollar relative to the United States dollar, the requirement to expense share-based compensation and employee severance costs. The Company recognized a gain of $27,000 in 2006 compared to a gain of $792,00 in 2005, related to the change in the fair value of Canadian dollar denominated share purchase warrants.

•	Spectrum’s cash and cash equivalents were $1.7 million at December 31, 2006, compared to $2.3 million at December 31, 2005. On October 12, 2006, Spectrum completed a private placement of common shares and related warrants resulting in gross proceeds of $1.1 million to the Company. See “Liquidity and Capital Resources” below for a description of this transaction.
Key 2007 Initiatives
          As described above, the Company entered into a definitive agreement to be acquired by Vecima. If that transaction is consummated, the Company’s key initiatives described below likely would be modified.
          The Company’s key initiatives for 2007 are to:
•	Return to cash earnings breakeven during the year;

•	Recapitalize its balance sheet;

•	Secure production sales contracts for flexComm products; and

•	Secure additional design-ins for flexComm products.
Key Challenges and Opportunities
          The Company faces a number of challenges including:
•	Modest liquidity and capital resources and the need for balance sheet strength to secure long-term production contracts;

•	The continued, ever more gradual, decline in general-purpose wireless product revenues resulting from the Company’s decision in 2000 to curtail new investment in its general-purpose product line;

•	The long sales cycle associated with the defense electronics industry;

•	The fact that near-term revenue growth from flexComm wireless products and services have not yet increased sufficiently to fully offset the near-term decline in general-purpose wireless product revenues and the now-realized elimination of any meaningful packet-voice product and service revenues;

•	The increased value of the Canadian dollar relative to the United States dollar and the increase in expenses that has resulted when such expenses are expressed in United States dollar terms; and

•	The increase in personnel expenses and other pressures related to a strong labor market.
           The Company’s pending acquisition by Vecima is expected to alleviate a number of the challenges the Company currently faces, primarily those related to liquidity, capital resources and balance sheet strength.
Restatement of U.S. GAAP Financial Results for 2004 and 2005
           As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, certain comparative figures for the years ending December 31, 2004 and 2005 have been restated. This restatement pertains to U.S. GAAP only and does not impact the Company’s financial results in accordance with Canadian Generally Accepted Accounting Principles. These are non-cash charges that do not impact the Company’s operations or cash flows. The interpretation under U.S. GAAP requires that, when a Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency, those share purchase warrants be classified as liabilities at their fair value with any changes in fair valued being included in the calculation of net earnings. In these circumstances, the Company would record a gain or loss in each period when the fair value of the share purchase warrants decreases or increases.
           The effect of the restatement is an increase to the Company’s 2004 net loss of $1,483,000 and a decrease to the Company’s 2005 net loss of $792,000. For the year ended December 31, 2006, the Company also included a gain of $27,000 related to the change in fair value of Canadian dollar denominated share purchase warrants during the period. As of December 31, 2006 all but 207,931 of the Canadian dollar denominated share purchase warrants have been exercised or have expired. The remaining outstanding share purchase warrants have an estimated fair market value of $11,000 as calculated using the Black-Scholes option-pricing model, and are recorded as a current liability on the Company’s balance sheet. If the share purchase warrants are exercised, the fair value of the warrants at the date of exercise will be reclassified to stockholders’ equity. As of December 31, 2006, the cumulative effect of the change in interpretation relating to the Canadian dollar denominated share purchase warrants is a net increase to share capital, equity warrants and additional paid-in capital of $653,000.

Results of Operations
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Year ended
	December 31, 2004		December 31, 2005		December 31, 2006
	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)
Sales	$17,858	100.0%	$14,743	100.0%	$14,119	100.0%
Cost of sales	7,380	41.3	5,657	38.4	5,882	41.7

Gross profit	10,478	58.7	9,086	61.6	8,237	58.3

Expenses
Administration	3,647	20.4	3,776	25.6	4,457	31.6
Sales and marketing	2,491	14.0	3,221	21.9	3,205	22.7
Research and development	2,763	15.5	2,969	20.1	3,137	22.2
Amortization	582	3.3	662	4.5	565	4.0
Write-down of capital assets	270	1.5	—	—	—	—
Restructuring and other charges	2,312	12.9	51	0.3	4	—
Loss (gain) from change in fair value of share purchase warrants	1,483	8.3	(792)	(5.3)	(27)	(0.2)

	13,548	75.9	9,887	67.1	11,341	80.3

Loss from operations	(3,070)	(17.2)	(801)	(5.5)	(3,104)	(22.0)

Other
Interest expense	14	0.1	3	—	9	0.1
Other income	(9)	(0.1)	(58)	(0.4)	(51)	(0.4)

	5	—	(55)	(0.4)	(42)	(0.3)

Net loss	$(3,075)	(17.2%)	$(746)	(5.1%)	$(3,062)	(21.7%)

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects – Operating Results – Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.

Selected Financial Data by quarter for the eight quarters ended December 31, 2006
(Figures in this table are expressed in thousands of United States dollars, except per share amounts)

	Three-months ended,
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Revenue
Wireless	$3,047	$3,699	$3,719	$3,279
Packet-voice	94	94	93	94

	3,141	3,793	3,812	3,373

Gross profit	1,686	2,431	2,108	2,012

Operating expenses	2,932	2,973	2,754	2,682

Net loss	(1,225)	(530)	(642)	(665)

Loss per share
Basic and diluted	$(0.06)	$(0.03)	$(0.03)	$(0.03)

	Three-months ended,
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

	(restated)(1)	(restated)(1)	(restated)(1)	(restated)(1)

Revenue
Wireless	$3,711	$3,142	$3,432	$3,629
Packet-voice	389	255	77	108

	4,100	3,397	3,509	3,737

Gross profit	2,565	2,086	2,029	2,406

Operating expenses	2,255	2,397	2,499	2,736

Net earnings (loss)	322	(304)	(449)	(315)

Earnings (loss) per share
Basic and diluted	$0.02	$(0.02)	$(0.02)	$(0.02)

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects – Operating Results – Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.
Seasonality and Trends
     The operations of the Company may be influenced by the procurement cycles of the United States government and foreign governments.
     Spectrum’s operating expenses have been negatively impacted by the increased value of the Canadian dollar relative to the United States dollar. Over the past two years, the value of the Canadian dollar has increased from $0.83 at December 31, 2004 to $0.86 at December 31, 2006. The average value of the Canadian dollar relative to the United States dollar was $0.77, $0.83 and $0.88 in fiscal years ending December 31, 2004, 2005 and 2006, respectively. The Company estimates that, in the absence of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net loss.

     The Company ceased all new development in its packet-voice product line in January 2004 and restructured its operations to focus on the defense electronics and satellite communications markets. As a result, packet-voice product revenues declined significantly over the course of 2005. Packet-voice revenues were nominal in 2006 and are expected to be nominal in future periods.
Three months ended December 31, 2006 compared to the three-months ended December 31, 2005
(Figures in this table are expressed in thousands of United States dollars)

	Three-months ended		Three-months ended		Three-months ended
	December 31, 2005		December 31, 2006		2006 vs. 2005
	(restated)(1)	(restated)(1)
Sales	$3,737	100.0%	$3,373	100.0%	$(364)	(9.7%)
Cost of sales	1,331	35.6	1,361	40.3	30	2.3

Gross profit	2,406	64.4	2,012	59.7	(394)	(16.4)

Expenses
Administrative	1,064	28.4	1,158	34.3	94	8.8
Sales and marketing	749	20.0	748	22.2	(1)	(0.1)
Research and development	771	20.6	705	20.9	(66)	(8.6)
Amortization	162	4.3	130	3.8	(32)	(19.8)
Restructuring and other charges	(4)	(0.1)	(34)	(1.0)	(30)	(750.0)
Gain from change in fair value of share purchase warrants	(6)	(0.2)	(25)	(0.7)	(19)	(316.7)

	2,736	73.2	2,682	79.5	(54)	(2.0)

Loss from operations	(330)	(8.8)	(670)	(19.9)	(340)	(103.0)

Other
Interest expense	3	0.1	1	—	(2)
Other income	(18)	(0.5)	(6)	(0.2)	12

	(15)	(0.4)	(5)	(0.2)	10	(66.7)

Net loss	$(315)	(8.4%)	$(665)	(19.7%)	$(350)	(111.1%)

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects — Operating Results — Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.
     Sales — Sales for the fourth quarter of 2006 were $3,373,000, a decrease of $364,000, or 10%, relative to sales in the fourth quarter of 2005. Included in sales were revenues from the Company’s wireless product line of $3,279,000 or 97% of sales, compared to $3,629,000 or 97% of sales in the fourth quarter of 2005. Also included were revenues from the Company’s packet-voice product line of $94,000 or 3% of sales, compared to $108,000 or 3% of sales for the fourth quarter of 2005. The decrease in the Company’s revenue for the fourth quarter of 2006 compared to the fourth quarter of 2005 reflects the ordinary course variability in the timing of customer orders, shipments and revenue recognition. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products will continue to decline and expects sales of its flexComm wireless products and services to increase.
     Gross profit — Gross profit decreased to $2,012,000 for the fourth quarter of 2006 from $2,406,000 for the fourth quarter of 2005, a reduction of $394,000 or 16%. Gross margin (profit as a percentage of sales) was 60% for the fourth quarter of 2006 and 64% for the fourth quarter of 2005. The Company’s historical gross margin percentage varies by quarter due to changes in product and customer mix, volume-related efficiencies, product royalty costs, warranty costs and inventory obsolescence charges.
     Administrative — Administrative expenses for the fourth quarter of 2006 were $1,158,000 or 34% of sales for the period, compared to $1,064,000 or 28% of sales for the fourth quarter of 2005. Administrative expenses were higher in the fourth quarter of 2006, in both dollar terms and as a percentage of sales, primarily due to an employee severance expense of $194,000 related to the departure of the Company’s former CEO.
     Sales and marketing — Sales and marketing expenses for the fourth quarter of 2006 were $748,000 or 22% of sales for the period, compared to $749,000 or 20% of sales for the fourth quarter of 2005. Sales and marketing expenses for the fourth quarter of 2006 were consistent with the fourth quarter of 2005.
     Research and development — Research and development expenses were $705,000 for the fourth quarter of 2006 or 21% of sales for the quarter, compared to $771,000 or 21% of sales for the fourth quarter of 2005. The decrease in research and development expenses resulted primarily from reduced spending on engineering prototypes and lower employee compensation expenses due to reduced research and development staffing. These expense reductions were partially offset by a reduction in customer-funded development.
     Amortization — Amortization expense for the fourth quarter of 2006 was $130,000 or 4% of sales for the period, compared to $162,000 or 4% of sales for the fourth quarter of 2005.
     Net loss — The Company had a net loss for the fourth quarter of 2006 of $665,000 compared to a net loss of $315,000 for the fourth quarter of 2005 (restated). The Company’s net loss per share (basic and diluted) for the fourth quarter of 2006 was $0.03, compared to a net loss per share (basic and diluted) of $0.02 for the fourth quarter of 2005 (restated).
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Difference
	December 31, 2005		December 31, 2006		2006 vs. 2005
	(restated)(1)	(restated)(1)
Sales	$14,743	100.0%	$14,119	100.0%	$(624)	(4.2%)
Cost of sales	5,657	38.4	5,882	41.7	225	4.0

Gross profit	9,086	61.6	8,237	58.3	(849)	(9.3)

Expenses
Administrative	3,776	25.6	4,457	31.6	681	18.0
Sales and marketing	3,221	21.9	3,205	22.7	(16)	(0.5)
Research and development	2,969	20.1	3,137	22.2	168	5.7
Amortization	662	4.5	565	4.0	(97)	(14.7)
Restructuring and other charges	51	0.3	4	—	(47)	(92.2)
Gain from change in fair value of share purchase warrants	(792)	(5.3)	(27)	(0.2)	765	(96.6)

	9,887	67.1	11,341	80.3	1,454	14.7

Loss from operations	(801)	(5.5)	(3,104)	(22.0)	(2,303)	287.5

Other
Interest expense	3	—	9	0.1	6
Other income	(58)	(0.4)	(51)	(0.4)	7

	(55)	(0.4)	(42)	(0.3)	13

Net loss	$(746)	(5.1%)	$(3,062)	(21.7%)	$(2,316)	310.5%

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects — Operating Results — Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.
     Sales — Sales for 2006 were $14,119,000, a decrease of $624,000, or 4%, relative to sales in 2005. Included in sales were revenues from the Company’s wireless products and services, including both legacy general-purpose and

flexComm products, of $13,744,000 or 97% of sales, compared to $13,914,000 or 94% of sales in 2005. Also included were revenues from the Company’s packet-voice product line of $375,000 or 3% of sales, compared to $829,000 or 6% of sales for 2005. The decrease in the Company’s sales in 2006 compared to sales in 2005 was attributable primarily to decreased sales of the Company’s legacy general-purpose products and packet-voice products and services. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products will continue to decline in future periods and expects sales of its flexComm wireless products and services to continue to increase.
     Gross profit — Gross profit declined to $8,237,000 for 2006 from $9,086,000 for 2005, a reduction of 9%. Gross margin (profit as a percentage of sales) was 58% for 2006 compared to 62% for 2005. The Company’s historical gross margin percentage has varied due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and inventory obsolescence charges.
     Administrative — Administrative expenses were $4,457,000 or 32% of sales for 2006, compared to $3,776,000 or 26% of sales for 2005. Administrative expenses were higher in 2006, in both dollar terms and as a percentage of sales, due primarily to higher employee compensation expenses related to employee severance charges, stock-based compensation expense and the increase in the value of the Canadian dollar relative to the United States dollar. These cost increases were partially offset by reduced administrative staffing.
     Sales and marketing — Sales and marketing expenses were $3,205,000 or 23% of sales for 2006, compared to $3,221,000 or 22% of sales for 2005. Sales and marketing employee compensation costs increased in 2006 while third-party sales representative commissions decreased.
     Research and development — Research and development expenses were $3,137,000 or 22% of sales for 2006, compared to $2,969,000 or 20% of sales for 2005. The increase in research and development expenses resulted primarily from higher employee compensation costs due to the appreciation of the Canadian dollar relative to the United States dollar, employee severance costs and wage-related inflationary pressures. These cost increases were partially offset by higher expense offsets accrued pursuant to the Company’s agreement with TPC. The Company recorded TPC expense offsets of approximately $1,127,000 for eligible research and development expenses in 2006 compared to $878,000 in 2005.
     Amortization — Amortization expense for 2006 decreased to $565,000 or 4% of sales compared to $662,000 or 4% of sales for 2005. The reduction in amortization is due to reduced spending on capital assets during the past several years.
     Gain from change in fair value of share purchase warrants — The gain from the change in fair value of share purchase warrants resulted from changes in the Black-Scholes value of share purchase warrants denominated in a currency other than the Company’s functional currency. The gain in 2005 results primarily from the Company’s declining share price and the commensurate decline in the fair value of the Company’s Canadian dollar denominated share purchase warrants.
     Net loss — The Company had a net loss of $3,062,000 for 2006 compared to a net loss of $746,000 for 2005 (restated). The Company’s net loss per share (basic and diluted) for 2006 was $0.16 for 2006, compared to net loss per share (basic and diluted) of $0.04 for 2005 (restated).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
(Figures in this table are expressed in thousands of United States dollars)

	Year ended		Year ended		Difference
	December 31, 2004		December 31, 2005		2005 vs. 2004
	(restated)[1]	(restated)[1]	(restated)[1]	(restated)[1]
Sales	$17,858	100.0%	$14,743	100.0%	$(3,115)	(17.4%)
Cost of sales	7,380	41.3	5,657	38.4	(1,723)	(23.3)

Gross profit	10,478	58.7	9,086	61.6	(1,392)	(13.3)

Expenses
Administrative	3,647	20.4	3,776	25.6	129	3.5
Sales and marketing	2,491	14.0	3,221	21.9	730	29.3
Research and development	2,763	15.5	2,969	20.1	206	7.5
Amortization	582	3.3	662	4.5	80	13.7
Write-down of capital assets	270	1.5	—	—	(270)	(100.1)
Restructuring and other charges	2,312	12.9	51	0.3	(2,261)	(97.8)
Loss (gain) from change in fair value of share purchase warrants	1,483	8.3	(792)	(5.4)	(2,275)	(153.4)

	13,548	75.9	9,887	67.0	(3,661)	(27.0)

Loss from operations	(3,070)	(17.2)	(801)	(5.4)	2,269	(73.9)

Other
Interest expense	14	0.1	3	—	(11)
Other income	(9)	(0.1)	(58)	(0.4)	(49)

	(5)	—	(55)	(0.4)	(60)

Net loss	$(3,075)	(17.2%)	$(746)	(5.0%)	$2,329	(75.7%)

(1)	As a result of a recent interpretation by U.S. regulatory authorities of U.S. generally accepted accounting principles contained in FAS 133, the Company has restated certain comparative figures for the years ending December 31, 2004 and 2005. The restatement relates to non-cash charges that do not impact the Company’s operations or cash flows. See Note 3 of the Company’s Annual Financial Statements for additional information. See “Item 5, Operating and Financial Review and Prospects — Operating Results — Restatement of U.S. GAAP Financial Results for 2004 and 2005” below.
     Sales — Sales for 2005 were $14,743,000, a decrease of $3,115,000, or 17%, compared to sales for 2004. Included in sales were revenues from the Company’s wireless product line of $13,914,000 or 94% of sales, compared to $13,730,000 or 77% of sales for 2004. Also included were revenues from the Company’s packet-voice product line of $829,000 or 6% of sales, compared to $4,128,000 or 23% of sales for 2004. The decrease in the Company’s sales for 2005 compared to sales for 2004 was primarily attributable to decreased sales of the Company’s legacy general-purpose wireless products and packet-voice products and services.
     Gross profit — Gross profit decreased to $9,086,000 for 2005 from $10,478,000 for 2004, a decrease of 13%. Gross margin (profit as a percentage of sales) increased to 62% for 2005 from 59% for 2004. The Company’s historical gross margin varies due to volume-related efficiencies, product royalty costs, warranty costs, changes in product and customer mix and charges to write-down obsolete inventory.
     Administrative — Administrative expenses were $3,776,000 or 26% of sales for 2005, compared to $3,647,000 or 20% of sales for 2004. Administrative expenses were higher in 2005, in both dollar terms and as a percentage of sales, primarily due to increased employee compensation costs resulting from increased administrative staffing, inflationary pressures and the appreciation of the Canadian dollar relative to the United States dollar. These cost increases were partially offset by the collection of an account receivable during 2005 that was written off as a bad debt in 2004.
     Sales and marketing — Sales and marketing expenses were $3,221,000 or 22% of sales for 2005, compared to $2,491,000 or 14% of sales for 2004. Sales and marketing expenses were higher in 2005, in both dollar terms and as a percentage of sales, due to increased employee compensation expenses and third party sales representative commissions. Employee compensation expenses increased as a result of increased sales and marketing personnel, a severance charge related to the Company’s decision in the first quarter of 2005 to move the leadership of the North American sales operations from Canada to the United States, inflationary pressures and the appreciation of the Canadian dollar relative to the United States dollar.
     Research and development — Research and development expenses were $2,969,000 or 20% of sales for 2005, compared to $2,763,000 or 15% of sales for 2004. R&D expenses incurred in 2005 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in research and development expenses in 2005 resulted primarily from reduced expense offsets accrued pursuant to the Company’s agreement with TPC. In the year ended December 31, 2004, the Company recorded TPC expense offsets of approximately $1,247,000 for eligible R&D expenses covering an eighteen-month claim period. The TPC agreement, which was entered into in the first quarter of 2004, allowed the Company to claim funding from TPC of 25% of eligible expenses incurred after June 18, 2003. In addition, the Company’s research and development expenses were higher in 2005 due to increased fixed employee compensation expenses resulting from the appreciation of the Canadian dollar relative to the United States dollar, growth in the Company’s application engineering services team and inflation pressure, increased spending on engineering prototypes and increased personnel recruitment expenses. These expense increases were partially offset by reduced variable employee compensation costs in 2005.
     Amortization — Amortization expense for 2005 increased to $662,000 or 4% of sales compared to $582,000 or 3% of sales for 2004. Amortization expense was higher in 2005 due primarily to capital asset purchases made in late 2004 and early 2005 related to the Company’s head office facility reconfiguration, as well as ongoing purchases of capital assets.
     Write-down of capital assets — In connection with the Company’s January 2004 restructuring activities, it evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270,000 for 2004. The Company was required to reduce the carrying value of the assets to their estimated fair value and recognize asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.
     Restructuring and other charges — Restructuring and other charges were $51,000 for 2005 compared to $2,312,000 for 2004. The 2005 charges result primarily from the revaluation of Canadian dollar denominated restructuring liabilities related to the Company’s 2002 restructuring when expressed in United States dollars. The 2004 charges consisted primarily of employee severance costs related to a business restructuring that included a workforce reduction of 46 persons, including four executives.
     Loss (gain) from change in fair value of share purchase warrants — The loss (gain) from change in fair value of share purchase warrants resulted from changes in the Black-Scholes value of the share purchase warrants denominated in a currency other than the Company’s functional currency. The loss in 2004 results primarily from the Company’s increasing share price and the commensurate increase in the fair value of the Company’s Canadian dollar denominated share purchase warrants. The gain in 2005 results from the Company’s declining share price and the commensurate decrease in the fair value of the Company’s Canadian dollar denominated share purchase warrants.
     Net loss — The Company had a net loss of $746,000 for 2005 (restated) compared to a net loss of $3,075,000 for 2004 (restated). The Company’s net loss per share (basic and diluted) was $0.04 for 2005 (restated), compared to a net loss per share (basic and diluted) of $0.18 for 2004 (restated).
Inflation and Foreign Currency Fluctuations
     The Company believes that inflation and other changes in prices have not had a material effect on the Company.
     The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

          The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year and any gains or losses are realized prior to the expiration of the contracts. The Company’s current policy is to limit the maximum notional principal amount under these contracts at any one time to Cdn$12,000,000 ($10,299,000). The Company was party to foreign exchange futures contracts with a notional principal of Cdn$2,000,000 ($1,716,000) at December 31, 2006. Details of these contracts can be found below in “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.
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
          During the year ended December 31, 2006, the Company adopted new accounting policies and made changes to existing accounting policies as discussed in the following paragraphs. The impact on the consolidated financial statements can be found below in “Item 18 — Financial Statements”. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.
          The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:
•	On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, which allows the Company to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective January 1, 2006 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after January 1, 2006, as well as all awards granted prior to January 1, 2006 that were unvested as of December 31, 2006. Additional information regarding share-based compensation and the Company’s stock option plan can be found below in “Item 18 — Financial Statements”.

•	Inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification method for finished goods inventory and the first-in, first-out (“FIFO”) method for work in progress and raw materials inventory. Inventories are recorded net of any obsolescence provisions.

On January 1, 2006, the Company changed its method for determining the value of inventory to the specific identification method for finished goods inventory and the FIFO method for work in progress and raw materials inventory. Prior to January 1, 2006 the Company used the average cost method of valuing inventory. The Company believes the specific identification and FIFO methods provide more reliable and relevant information to investors. In accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes”, a change from the average method to the specific identification and FIFO method is considered a change in accounting principle that should be applied by retroactively restating all prior periods. However, the Company has determined that the impact on prior years inventory valuation and cost of goods sold is immaterial and thus, the restatement of prior periods is not required.

The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse then the Company’s projections, an additional inventory write-down may be required.

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the aging of outstanding customer balances, historical bad debts, customer credit worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of the Company’s customers deteriorates, increases in the allowance may be made at the time that determination is made. The vast majority of the Company’s customers are national governments, large government prime contractors or large commercial customers and, as a result, the Company believes its exposure to credit risk is low. The Company also purchases credit insurance to protect against bad debt losses for a portion of its non-North American, non-government receivables. At December 31, 2006, 20% of the Company’s trade receivables were insured by credit insurance.

•	Revenue from long-term development contracts is recognized using the percentage-of-completion method of accounting in accordance with AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company estimates the total profit on a contract as the difference between total estimated revenue and total estimated costs of the contract and recognizes that profit over the life of the contract. The Company’s estimates are based upon the knowledge and experience of it’s program managers and other personnel, who review each long term contract to assess the contract’s schedule, performance, technical matters and estimated cost to completion. When adjustments in contract costs are determined, such revisions may have the effect of adjusting in the current period the earnings applicable to performance in prior periods. Anticipated losses, if any, are recognized in the period in which they are determined.

Revenue from contracts multiple element contracts, such as those including products with installation and integration services, are recognized as revenue as each unit of accounting is earned based on the relative fair value of each unit of accounting. An element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Company’s control.

Revenue from software is recognized under AICPA Statement of Position 97-2, “Software Revenue Recognition”, as amended, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Company applies software revenue recognition rules when it sells software on a standalone basis, or when software is embedded with its hardware and the software is considered more than incidental. In multiple element arrangements where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence (“VSOE”). If VSOE cannot be determined for any undelivered element or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or as the last element is delivered. When VSOE cannot be determined for the delivered elements in an arrangement and VSOE can be determined for the undelivered elements, the residual method is used. Under the residual method, the fair value of the undelivered elements is recorded as unearned and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to the delivered elements. Unearned revenue due to undelivered elements is recognized as they are delivered.

•	As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company’s consolidated balance sheet to the extent that a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and, if the Company believes their realization is not considered more likely than not, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

•	The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company’s overall business strategy; significant negative industry or economic trends; significant decline in the Company’s stock price for a sustained period and the Company’s market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the asset is written down to fair market value.

•	The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on management’s best estimate with reference to historical claims experience. In the event that actual warranty costs differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust its provision for warranty costs.
Impact of Recent Accounting Pronouncements
          In November 2004, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 151 (“FAS 151”), “Inventory Costs and Amendment of ARB No. 43, Chapter 4”. FAS 151 discusses the general principles applicable to the costing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. FAS 151 amends ARB 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by FAS 151, the Company has adopted this new accounting standard effective January 1, 2006. The adoption of FAS 151 has not had a material impact on the Company’s financial statements.
          In September 2006, the SEC issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, providing guidance on quantifying financial statement misstatement and implementation (e.g., restatement or cumulative effect to assets, liabilities and retained earnings) when first applying this guidance. SAB 108 is effective for the Company for the year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.
          In July 2006, the FASB released FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 is required for the Company on January 1, 2007 and is to be applied to all open tax years as of the effective date. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial statements.
          In September 2006, FASB issued the Statement of Financial Accounting Standards No. 157 (“FAS 157”), “Fair Value Measurements”. This statement clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS No. 157 is required to be applied for fiscal years beginning on or after November 15, 2007 and interim periods within that year. Management has not yet determined the impact that FAS No. 157 will have on the Company’s consolidated financial statements.
          Additional information regarding the accounting pronouncements applicable to the Company can be found below in “Item 18 — Financial Statements”.
Accelerated Vesting of Stock Options
          On December 19, 2005, the Company’s Board of Directors approved the accelerated vesting of all unvested stock options awarded under the Company’s stock option plan with exercise prices of Cdn$1.50 ($1.29) or greater. Unvested options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration.

     In connection with the modification of the terms of these options to accelerate their vesting, approximately $789,000 of stock-based employee compensation expense is included in the pro forma table included in Note 9(a) of the Company’s Annual Financial Statements for the fiscal year ended December 31, 2006 representing the remaining unamortized value of the impacted, previously unvested options. As the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in the Company’s 2005 Statement of Operations in accordance with APB 25.
B. Liquidity and Capital Resources
     The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, TPC funding and from funds generated by the sale of its equity securities.
     During the three-month period ended December 31, 2006, the Company provided $278,000 (net) in cash for operating activities due primarily to a reduction in accounts receivable and inventory of $1,353,000 and $237,000, respectively. These sources of cash were partially offset by a net loss of $665,000, a decrease in accounts payable of $578,000 and a decrease in accrued liabilities of $265,000. The reductions in accounts receivable and accounts payable in the fourth quarter were due to a decrease in and the timing of sales during the period.
     During the year ended December 31, 2006, the Company used $1,579,000 (net) in cash for operating activities due primarily to a net loss of $3,062,000 and a decrease in accounts payable of $209,000. The Company’s net loss for 2006 included non-cash amortization of $594,000 and non-cash share-based compensation expense of $251,000. These uses of cash were offset in part by decreases in accounts receivable and inventory of $677,000 and $188,000, respectively. The reductions in accounts receivable and accounts payable in the 2006 period were due to reduced sales and the timing of sales in the fourth quarter of 2006 as compared to the fourth quarter of 2005.
     Cash used for investing activities during the year ended December 31, 2006 was $118,000 related to the purchase of capital assets.
     Cash provided by financing activities during the year ended December 31, 2006 was $1,080,000 related to the Company’s sale of common shares and warrants discussed in more detail below.
     At December 31, 2006 and December 31, 2005, the Company’s cash and cash equivalent balances were $1,658,000 and $2,275,000 respectively. Other than required future payments under operating leases, other contractual obligations as described in the tables below and the potential for royalty payments and contingent repayments under the Company’s agreement with TPC, as described below, the Company does not have any significant future expenditure commitments at December 31, 2006 that are not currently reflected on its balance sheet.
     On October 12, 2006, the Company consummated the sale of 1,610,303 Units for a price of Cdn$0.78 ($0.69) or $0.70 per Unit, for total gross proceeds of Cdn$1,268,000 ($1,116,000). Each Unit consists of one common share and one quarter of one common share purchase warrant. The warrants expire on April 13, 2008 and have an effective exercise price of Cdn$0.89 ($0.76) or $0.80 per common share. Under their terms the common shares could not be resold until February 12, 2007. The offering was made in a non-brokered private placement transaction primarily in Canada and was not registered in the United States. The fair value of the warrants, calculated using the Black-Scholes pricing model, on the date of closing was Cdn$81,000 ($71,000).
     Despite the latest financing, the Company believes that it will likely require additional financial resources to meet its working capital and capital requirements for the next twelve months if the pending acquisition of the Company by Vecima is not consummated. The terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully effect future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.

     The Company has entered into various operating lease agreements with remaining terms of up to approximately seven years for office premises and equipment. Expected minimum annual lease payments are outlined in the table below. Additional information concerning contractual obligations (inclusive of the lease obligations set forth in the table below) is set forth in “Section 5F — Tabular Disclosure of Contractual Obligations” below.

2007	$490,000
2008	456,000
2009	441,000
2010	448,000
2011	450,000
2012 and thereafter	980,000

$3,265,000

     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included a lease renegotiation fee, increased lease duration and the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, range from approximately Cdn$475,000 ($408,000) to Cdn$524,000 ($450,000) annually over the new lease term, which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issued the owner 200,000 common shares of the Company and granted the owner warrants to purchase an additional 200,000 common shares. Warrants allowing the landlord to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to purchase 179,700 common shares at Cdn$2.52 ($2.09) per share expired on March 31, 2006.
     In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. As the aggregate royalty payments during this period were less than Cdn$11,428,000 ($9,808,000), royalty payments will continue until the earlier of when the full amount is repaid or April 2015. As of December 31, 2006, the Company has paid or accrued royalties to TPC of Cdn$1,202,000 ($900,000). During the year ended December 31, 2006, the Company accrued royalties payable of Cdn$195,000 ($171,000) which remained unpaid at December 31, 2006. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
     In March 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provided for a maximum funding commitment by TPC of Cdn$8,300,000 ($7,123,000) through to December 31, 2006. As of December 31, 2006, the Company had claimed or accrued funding of Cdn$4,407,000 ($3,586,000) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($19,197,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($9,011,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the year ended December 31, 2006, the Company recorded TPC benefits of Cdn$1,354,000 ($1,186,000). Of these amounts, the Company recorded Cdn$1,287,000 ($1,127,000) as reductions of research and development expenses, Cdn$51,000 ($45,000) as reductions of sales and marketing expenses and Cdn$16,000 ($14,000) as reductions of capital asset purchases for the year ended December 31, 2006. The Company has submitted a request to TPC for an extension of the funding commitment from its original expiration of December 31, 2006 to December 31, 2008. No repayments have been made or accrued and no royalties have been paid or accrued by the Company to December 31, 2006.

     The Company was audited in 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$955,000 ($623,000) in relation to its TPC funding agreement dated March 1999 of which Cdn$60,000 was determined by management to be a fee paid for services potentially not permitted under the agreement. In order to remedy this, the Company remitted a payment of Cdn$60,000 ($52,000) to Industry Canada in October 2005 and Cdn$10,000 ($8,000) in March 2006.
     The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004.
     On March 23, 2007, the Company entered into an agreement with Vecima providing for a revolving line of credit facility of up to Cdn$2,900,000 ($2,489,000) to be made available by Vecima to the Company. The facility provides for interest at the Canadian prime rate plus 5.5%. Borrowings shall not exceed 80% of the Company’s gross qualified and eligible accounts receivable. Borrowings are secured by a first-priority blanket security interest in all corporate assets. The credit facility does not contain any financial covenants. The credit facility expires on June 30, 2007.
     At December 31, 2006, the Company had a line of credit facility with a Canadian chartered bank consisting of up to Cdn$1,500,000 ($1,287,000) operating line of credit. The Company’s borrowings under the line of credit as of December 31, 2006 were nil. This agreement expired on January 31, 2007.
NASDAQ Listing
     On July 26, 2006 the Company received notice from the NASDAQ Stock Market that it was not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
     In accordance with Marketplace Rule 4310 (c)(8)(D), NASDAQ provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance.
     On January 23, 2007, the Company received a notice of a NASDAQ Staff Determination citing that the Company is not in compliance with Rule 4310(c)(4) of the NASDAQ Marketplace rules. As a result, the common shares of the Company potential were subject to delisting from the NASDAQ Capital Market effective February 1, 2007 unless the Company filed an appeal of the Staff’s determination to a NASDAQ Listing Qualifications Panel, during which appeal the listing would be stayed. The Company filed an appeal and was granted a hearing.
     On March 15, 2007, the Company presented its appeal to the NASDAQ Listing Qualifications Panel. The Company expects to receive notification of the Panel’s decision within 30 days of the hearing date.
C. Research and Development, Patents and Licenses
Research and Development
     Details of the Company’s research and development expenditures can be found under “Operating Results” in Item 5A and, with respect to its TPC agreement, in “Liquidity and Capital Resources” in Item 5B, above.
Patents and Licenses
     The Company believes that protection of its intellectual property is important. The Company has acquired expertise in developing and has developed a number of proprietary signal-processing technologies, including government and commercial signal processing hardware subsystems, development software, application interface software, user-interface application software, ASICs and operating systems. The Company seeks to maintain the proprietary nature of its technology by limiting disclosure to third parties and customers, applying for patent registrations, copyright protection, ensuring its software is embedded and using non-disclosure agreements prior to disclosing proprietary intellectual property. The Company has selectively sought patent protection of its products in the United States and Canada. There can be no assurance that any steps taken by the Company to protect its intellectual property will be effective in preventing misappropriation. Furthermore, there can be no assurance that others will not independently develop technologies that are similar to, or superior to, the Company’s technology and obtain patents or copyrights thereon. In such event, the Company may not be able to license such technology on reasonable terms, or at all. Although the Company does not believe that its products and technologies infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future.
     The Company claims copyright protection for each printed circuit board, integrated circuit or software program developed internally. The Company has four registered trademarks in Canada for “DSP”, “Office F/X”, “DSP~Link” and “Solano” and two registered trademarks in the United States for “DSP~Link” and “Solano”. In addition, the Company has one registered trademark in the European community for “Solano”. flexComm and quicComm are also trademarks of the Company.
     The Company has entered into several agreements under which third-party vendors license software or other technology to the Company. The Company generally pays either a one-time fee to the licensor or pays royalties to the licensor based on unit sales. The licensed software remains the sole property of the third-party supplier under the terms of these agreements and the Company has limited rights pursuant to the terms of each license agreement. The agreements generally are non-exclusive, have lives varying from three years to indefinite and may be terminated for any or no reason upon proper notice.
D. Trend Information
Spectrum faces a number of trends that may impact its business including:
     Liquidity and Capital Resources — The Company has a history of ongoing financial losses and the continued requirement for additional financial resources. In 2006, 2005 and 2004 the Company used $1,697,000, $1,670,000 and $805,000 in cash for operating and investing activities. The Company historically has met its operating and investing capital requirements through cash flows from operations, borrowing under its line of credit facility, TPC funding and from funds generated from the sale of its equity securities. As of December 31, 2006, the Company had $1,658,000 of available cash and cash equivalents, $3,450,000 of net working capital, and $1,287,000 available for borrowing under its line of credit facility. At December 31, 2005, the Company had $2,275,000 of available cash and cash equivalents and $4,823,000 of net working capital.
     Sales and Product Mix — Spectrum has experienced a trend of declining sales since it changed its strategy in 2000. This decline initially reflected diminishing sales of the Company’s general-purpose wireless products and, more recently, diminishing revenues from its packet-voice products and services. These declines result from the Company’s decision to defocus its general-purpose wireless product line in 2000 and its decision to cease investment in its packet-voice product line in January 2004. These revenue declines have been partially offset by increasing revenues from the Company’s flexComm product line. However, revenue growth in the flexComm product line has not been sufficient to fully offset declining revenues from both general-purpose wireless and packet-voice products and services. The Company’s expectation that packet-voice product and service revenues would decline to a negligible level has now been largely realized. Going forward, the Company expects that sales of its legacy general-purpose wireless products will continue to decline in future periods and expects sales of its flexComm wireless products and services to continue to increase.
     Market — Spectrum increasingly develops and sells integrated solutions and engineering services targeted specifically at defense and satellite communications applications as opposed to developing signal-processing boards for the general-purpose signal-processing market.
     Technology — Spectrum is seeing the high performance computing market demand moving from homogeneous processing products that use a single type of processor to heterogeneous processing solutions that use multiple types of processors for optimal system performance. Accordingly, Spectrum has embraced heterogeneous processing and high-speed communication fabrics to efficiently move large amounts of data within and in and out of systems. Spectrum is also developing and selling more integrated products that include third-party hardware and software. Increased silicon integration (system-on-a-chip) trends, however, may ultimately result in obsolescence of certain of the Company’s products.
     Customer Mix — A continuing trend for Spectrum is its reliance on a small number of customers to provide the majority of its revenue. In both 2006 and 2005, the Company’s top ten customers together accounted for approximately 70% of the Company’s sales for the year.

     Backlog — Spectrum’s backlog at December 31, 2006 and December 31, 2005 was approximately $1,189,000 and $1,340,000, respectively. The Company’s backlog decreased approximately 11% year-over-year due to the timing of customer orders.
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
     Foreign Exchange — Spectrum sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Over the past several years, the Canadian dollar experienced a sustained appreciation vis-à-vis the United States dollar that negatively impacted Spectrum’s operating expenses and net loss. Should the Canadian dollar continue to appreciate relative to the United States dollar, Spectrum’s operating expenses and net earnings will be further impacted.
     Accounting Pronouncements — See “Impact of Recent Accounting Pronouncements” in Item 5.B. above for a discussion of recent accounting pronouncements that the Company expects to have a material impact on the Company’s consolidated results of operations and earnings per share.
E. Off-Balance Sheet Arrangements
     None
F. Tabular Disclosure of Contractual Obligations

	Payments due by period (000’s)
		Less than			More than
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	3,265	490	897	898	980
Purchase obligations	—	—	—	—	—
Other long-term liabilities	779	89	219	261	210

	$4,044	$579	$1,116	$1,159	$1,190

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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The directors and executive officers of the Company are as follows:

Name	Age	Position
Irving G. Ebert(1)	58	Chair of the Board of Directors
Brent A. Flichel(3)	38	President and Chief Executive Officer
Elena A. Kinakin(5)	39	Vice President, Finance, Chief Financial Officer and Secretary
Douglas G. Atterbury(6)	45	Vice President, Engineering
Mark A. Briggs	41	Vice President, Marketing
Leonard G. Pucker II	43	Chief Technology Officer and Vice President, Corporate Development
Martin B. Carsky(1)(2)(7)	39	Director
Jules M.J. Meunier(2)	51	Director
Matthew Mohebbi(2)	53	Director
David E. Scott(1)	61	Director
Pascal E. Spothelfer(4)	46	Director

(1)	Member of the Company’s Audit and Governance Committee. Each member is considered independent and financially literate pursuant to the Securities Act (Ontario).

(2)	Member of the Company’s Compensation and Nomination Committee.

(3)	Mr. Flichel was appointed President & Chief Executive Officer on November 2, 2006. Prior to November 2, 2006, Mr. Flichel was Vice President, Finance, Chief Financial Officer and Secretary.

(4)	Mr. Pascal Spothelfer resigned as President and Chief Executive Officer effective November 2, 2006.

(5)	Ms. Kinakin was appointed Vice President, Finance, Chief Financial Officer and Secretary on November 2, 2006.

(6)	Mr. Douglas Atterbury was appointed Vice President, Engineering effective November 2, 2006.

(7)	Mr. Carsky was appointed to the Board of Directors on June 2, 2006.
The business experience of each of the Company’s directors and executive officers is as follows:
     Irving G. Ebert has been Chair of the Board since February 2002 and a Director of the Company since May 2000. From 2001 to the present, Mr. Ebert has been in the business of making early stage investments in private companies and serving as a corporate director. Mr. Ebert was Vice President, Strategic Alliances Service Provider and Carrier Group Marketing at Nortel Networks Limited from 1998 to 2001, and from 1995 to 1998, Mr. Ebert was Vice President, Systems Engineering at Nortel Networks Limited. Prior to that time, Mr. Ebert held management positions in Nortel Networks Limited, Bell Canada and Bell-Northern Research.
     Brent A. Flichel was appointed as President and Chief Executive Officer and as a Director of the Company in November 2006. Mr. Flichel provides leadership to the Company, and, together with the executive team and the Board of Directors, defines the Company’s strategy and oversees its implementation. Mr. Flichel joined Spectrum in 1998 and prior to becoming Chief Executive Officer and President, served as Spectrum’s Vice President, Finance and Chief Financial Officer. Prior to joining Spectrum, Mr. Flichel held senior financial positions with MacDonald, Dettwiler and Associates. Mr. Flichel earned a Bachelor of Commerce from the University of British Columbia and holds both Chartered Accountant and Chartered Financial Analyst Designations.
     Elena A. Kinakin was appointed Vice President, Finance and Chief Financial Officer in November 2006. Ms. Kinakin leads Spectrum’s accounting and finance functions. Ms. Kinakin joined Spectrum in 1999 and has served the Company in a number of progressively senior financial roles including, most recently, Director, Finance. Ms. Kinakin has over 19 years of finance experience including senior financial positions in a range of privately held companies. Ms. Kinakin holds a Certified General Accountant designation.
     Douglas G. Atterbury was appointed Vice President, Engineering in November 2006. Mr. Atterbury leads the Engineering department responsible for New Product Development, Program Management and Applications Engineering. Prior to joining Spectrum, Mr. Atterbury spent more than 20 years developing Electronic Warfare Systems and Commercial Telecommunications products. He held senior positions at Grintek Electronics, Glenayre Electronics and Sierra Wireless where he successfully developed and launched a number of leading edge products. Mr. Atterbury holds a Bachelors of Engineering in Electronic Engineering from the University of Pretoria and completed executive development training at the University of the Witwatersrand Graduate School of Business Administration.
     Mark A. Briggs was appointed Vice President, Marketing in June 2005. Mr. Briggs is responsible for Spectrum’s product planning, positioning and market leadership. He began working in communications in 1988 as a software designer for Bell-Northern Research and has since held many roles in product development, delivery and marketing. Immediately prior to joining Spectrum in 2001, he was Director of Switch Products in the Wireless Messaging Group for Glenayre, Inc. Mr. Briggs received his Bachelors degree in Electrical Engineering from McMaster University and his Master of Business Administration from the University of British Columbia. He has been a licensed professional engineer since 1991.
     Leonard G. Pucker II was appointed Chief Technology Officer in July 2004 and Chief Technology Officer and Vice President, Corporate Development in November 2006. Mr. Pucker works with the Chief Executive Officer and with the Vice-President, Marketing to drive corporate strategy and the strategic planning process. This includes identifying and developing new strategic business opportunities and supporting the marketing department in identifying and developing new strategic partnerships. Mr. Pucker has primary responsibility for technology strategy and, with the Vice-President, Marketing, overall portfolio strategy for Spectrum’s products and services. Mr. Pucker came to Spectrum U.S.A. from ITT Industries in 2000, and moved to Spectrum headquarters in 2002. Mr. Pucker holds a Bachelors of Science in Electrical Engineering from the University of Illinois, and a Masters of Science from Johns Hopkins University.
     Martin B. Carsky was appointed a Director of the Company in June 2006. Mr. Carsky is Executive Vice President of Anthem Capital Corp. Prior to joining Anthem, Mr. Carsky was CEO and a Director of Cryopak Industries Inc., a TSX Venture listed manufacturer and distributor of temperature-controlling products and package solutions, when it was placed into receivership. Mr. Carsky was also a Director of Cryopak Corporation Ltd. when it filed for bankruptcy protection in October 2006. Mr. Carsky spent two and a half years as a private consultant focused on restructurings, mergers and acquisitions, and divestitures for a number of Vancouver based publicly traded companies. He also served for several years as the Finance Director for The Loewen Group Inc., a Burnaby, British Columbia based funeral home consolidator. Mr. Carsky is a Chartered Accountant with extensive restructuring, capital markets, investor relations and acquisitions experience. He is a member in good standing of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia and has a Bachelor of Science degree from the University of British Columbia. Mr. Carsky holds a number of board positions with various organizations, including Metrobridge Networks Corporation, Kruger Capital Corp. and the Vancouver Chapter of the Association for Corporate Growth.
     Jules M.J. Meunier was appointed a Director of the Company in April 2002. Mr. Meunier was CEO of ProQuent Systems from 2002 to 2003. From 1979 to 2001, Mr. Meunier held several executive and senior management positions at Nortel Networks Ltd., including President of the Wireless Networks group in 2001 and Chief Technology Officer from 2000 to 2001. Mr. Meunier is also a board member of Zarlink Semiconductor.
     Matthew Mohebbi has been a Director of the Company since October 2000. Mr. Mohebbi has served in various positions with Hughes Network Systems since 1991. Mr. Mohebbi is currently Vice President of Hughes Mobile Satellite Systems. From 1997 to 2001, Mr. Mohebbi held the position of Assistant Vice President and General Manager of Mobile Satellite systems. From 1995 to 1997, Mr. Mohebbi held the position of Senior Director of Engineering at Hughes Network Systems satellite division.
     David E. Scott was appointed a Director of the Company in July 2005. He is senior partner of Risk Management Partners, consulting for the Government of Canada and the Aerospace and Defence industry. Retired from General Dynamics in 2002, David served as a principal officer of the corporation and as President and CEO of General Dynamics Canada and was with that company and its predecessors since 1972. A past President of the Alberta Aerospace Association, David has also served on the Boards of Alberta Micro Electronics Association, Aerospace Industries Association of Canada, Canadian NATO Industry Advisory Group and Canadian Defence Industries Association. He has contributed to various committees and consultation groups for the Federal Government with respect to matters of security and defence. Mr. Scott was appointed CEO of Pacific Safety Products Inc. in 2006 and is currently Chairman of Allen Vanguard Inc. Mr. Scott is also Vice Chairman of the Conference of Defence Associations Institute, a not for profit organization.

     Pascal E. Spothelfer has been a Director since March 1999, and served as Spectrum’s President and Chief Executive Officer from January 2000 until November 2006. From November 1998 to October 1999, Mr. Spothelfer was Senior Vice President, Strategic Development at Teekay Shipping (Canada) Ltd. From 1994 to 1998 Mr. Spothelfer served as the Chief Operating Officer and later President and CEO of NovAtel Inc., a technology company specializing in global positioning systems. Mr. Spothelfer received both his Masters and PhD in Law from the University of Basel (Switzerland) and his MBA from INSEAD (France). Mr. Spothelfer is also a board member of CityXpress Corporation.
     There is no family relationship between any of the Directors and the executive officers. There are no arrangements or understandings between any Director and executive officer and any other person pursuant to which any Director and executive officer was selected.

B. Compensation
Executive Compensation
     Particulars of compensation paid to the Company’s current and former principal executive officers, principal financial officer and each of the Company’s most highly compensated executive officers who were serving as executive officers during the fiscal year ended December 31, 2006 (the “Named Executive Officers”) are set out in the summary compensation table below:
Summary Compensation(1)

				All Other
		Salary(2)	Bonus(3)	Compensation(4)(8)(9)	Option Awards
Name and Principal Position	Year	($)	($)	($)	(#)
Brent A. Flichel(5) President & Chief Executive Officer	2006	191,064	Nil	10,571	335,000
	2005	148,576	Nil	8,631	130,000
	2004	134,440	Nil	7,144	90,000

Pascal E. Spothelfer(6) Former President & Chief Executive Officer	2006	203,434	Nil	216,213	Nil
	2005	226,059	Nil	14,272	320,000
	2004	186,958	Nil	10,078	141,000

Elena A. Kinakin(7) Vice President, Finance and Chief Financial Officer	2006	110,229	Nil	6,859	37,500
	2005	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A

Mark A. Briggs Vice President, Marketing	2006	141,093	Nil	9,122	25,000
	2005	119,686	Nil	6,975	114,708
	2004	N/A	N/A	N/A	N/A

Leonard G. Pucker II	2006	158,730	Nil	9,444	25,000
Chief Technology Officer and Vice President, Corporate	2005	148,576	Nil	8,631	117,000
Development	2004	118,435	Nil	14,673	95,500

(1)	All Canadian dollar compensation amounts have been converted to United States dollars at the average foreign exchange rate in effect during the year.

(2)	Executive salaries have increased in terms of United States dollars due to the appreciation of the Canadian dollar relative to the United States dollar.

(3)	Under the Company’s Executive Compensation agreements, cash bonuses may be earned by Named Executive Officers based upon the achievement of personal targets in line with the Company’s strategy. These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year. In fiscal 2004 and 2005, the Named Executive Officers waived their cash bonus plan in exchange for a stock option based incentive plan.

(4)	Includes registered retirement savings plan contributions and other miscellaneous payments made by the Company for the benefit of each Named Executive Officer, a relocation allowance paid to Mr. Pucker as part of an employee relocation package, and severance related payments of $192,000 paid to Mr. Spothelfer on his resignation as President and Chief Executive Officer.

(5)	Mr. Flichel was appointed President and Chief Executive Officer on November 2, 2006. Formerly Mr. Flichel held the position of Vice President, Finance, Chief Financial Officer and Secretary.

(6)	Mr. Spothelfer resigned his position as President and Chief Executive Officer effective November 2, 2006.

(7)	Ms. Kinakin was appointed Vice President, Finance, Chief Financial Officer and Secretary on November 2, 2006.

(8)	The value of items included in all other compensation that is not related to perquisite and other personal benefits for each executive officer do not exceed $10,000 except as disclosed above.

(9)	The value of perquisite and other personal benefits for each executive officer do not exceed the greater of $25,000 or 10% of the total amount of perquisite and other personal benefits.
     There were no long-term incentive plans in place for any executive officer of the Company during the most recently completed financial year.
     The Company has entered into an employment agreement with each of the Named Executive Officers. These contracts include provisions that are triggered by a material change in responsibilities brought about by a change in control of the Company. The agreements provide for payment of 1.5 times the executive’s severance entitlement for termination without cause by the Company and accelerated vesting of any outstanding stock options, in the event of termination within the 12 month period following a change in control. In other circumstances, where an executive officer’s employment is terminated without cause (as defined in the agreements), a notice period of nine to 12 months is required. Should an executive choose to terminate his employment with the Company, he is required to provide a minimum of three months notice.
Options
     Particulars of stock options granted to the Named Executive Officers during 2006 were as follows:

	Number	Exercise Price per
Name of Executive	of Shares	Common Share(1)	Date of Grant	Expiry Date
Brent A. Flichel	85,000	$1.15	January 11, 2006(2)	January 11, 2011
	250,000	$0.73	November 2, 2006(3)	November 2, 2011
Pascal E. Spothelfer	Nil	N/A	N/A	N/A
Elena A. Kinakin	7,500	$0.79	July 6, 2006(2)	July 6, 2011
	30,000	$0.73	November 2, 2006(2)	November 2, 2011
Mark A. Briggs	25,000	$0.56	December 7, 2006(2)	December 7, 2011
Leonard G. Pucker II	25,000	$0.56	December 7, 2006(2)	December 7, 2011

(1)	All Canadian dollar exercise prices and market value of securities have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year of issue.

(2)	These options vest over three years, one-third on the first anniversary date of the grant and 2.79% monthly for the following 24 months.

(3)	These options vest over one year, 8.33% monthly.
     There were no stock options held by any executive officer that were repriced downward during the most recently completed financial year.
     There were no defined benefit or actuarial plans in place for any executive during the most recently completed financial year.
Compensation of Directors
     Non-management directors are compensated via allotments of stock options and cash meeting fees. Non-management directors are also reimbursed for reasonable travel and lodging expenses incurred in relation to their director duties. Non-management directors are granted options to purchase 20,000 Common Shares of the Company upon appointment to the Board. These options vest 25% on each anniversary date of the grant over a four-year period. Non-management directors also receive an annual Board member stock option retainer equivalent to the Black Scholes value of Cdn$15,000 ($12,873). The Chair of the Board receives double this amount. Committee members receive an additional stock option grant equivalent to the Black Scholes value of Cdn$3,000 ($2,575). The Committee Chairs receive double this amount. Retainer and committee fee stock options vest immediately on the grant date. Non-management directors receive board meeting fees of Cdn$1,000 ($858) per board meeting and board teleconference fees of Cdn$150 ($129) to a maximum of one and one half hours per teleconference. The Chair of the Board receives double these amounts. Non-management directors receive committee meeting and committee teleconference fees of Cdn$150 ($129) per meeting to a maximum of two hours. The Chair of the committee receives double these amounts.

     Particulars of stock options granted to non-management directors of the Company during 2006, the most recently completed financial year, are as follows:

	Number		Exercise Price per
Name of Director	of Shares		Common Share(1)	Date of Grant	Expiry Date
Irving G. Ebert	38,500	(5)	$0.79	July 6, 2006	July 6, 2016
Martin B. Carsky(3)	20,000	(2)	$1.01	June 2, 2006	June 2, 2016
	24,500	(5)	$0.79	July 6, 2006	July 6, 2016
Andrew S.G. Harries(4)	21,000	(5)	$0.79	July 6, 2006	July 6, 2016
Jules M.J. Meunier	24,500	(5)	$0.79	July 6, 2006	July 6, 2016
Matthew Mohebbi	21,000	(5)	$0.79	July 6, 2006	July 6, 2016
David E. Scott	21,000	(5)	$0.79	July 6, 2006	July 6, 2016

(1)	All Canadian dollar exercise prices have been converted to United States dollar exercise prices at the average foreign exchange rate in effect during the year.

(2)	These options vest over four years from the date of grant, 25% on each anniversary date.

(3)	Mr. Carsky was appointed a Director of the Company in June 2006.

(4)	Mr. Harries retired from the Board of Directors effective November 2, 2006.

(5)	The options vest immediately.
     Particulars of meeting and teleconference fees paid to non-management directors of the Company during 2006, the most recently completed financial year, are as follows:

Name of Director	Fees(1)
Irving G. Ebert	$10,097
Martin B. Carsky	4,663
Andrew S.G. Harries	3,439
Jules M.J. Meunier	4,949
Matthew Mohebbi	2,199
David E. Scott	6,470

(1)	All Canadian dollar payments have been converted to United States dollars at the average foreign exchange rate in effect during the year.
     Pascal Spothelfer, the Company’s former President and Chief Executive Officer, did not receive any additional remuneration for acting as a director.
C. Board Practices
     Pursuant to the British Columbia Business Corporations Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year. The Board of Directors will meet a minimum of four times during the course of the year. During 2006 the Board of Directors and Board Committees met 21 times.
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
Composition and Size of the Board
     The Board of Directors is composed of seven directors of which all but the current CEO and former CEO are “unrelated directors” as that term is defined in the Company Manual issued by the Toronto Stock Exchange. The directors believe that the size and composition of the Board of Directors is adequate for the size of the Company.
Independence from Management
     The Charter for the Company’s Board of Directors mandates that a majority of directors be “unrelated directors” and that the Chair of the Board not be a member of management. Five of the Company’s directors are “unrelated directors” including the Chair of the Board, Mr. Irving Ebert.
Committees of the Board
     The Board has two standing committees: the Audit and Governance Committee and the Compensation and Nomination Committee. Each committee is comprised of at least three directors, with Messrs. Carsky, Ebert and Scott serving on the Audit and Governance Committee and Messrs. Meunier, Carsky and Mohebbi serving on the Compensation and Nomination Committee. As CEO, Mr. Flichel is an ex-officio, non-voting member of the Compensation and Nomination Committee. Each committee has available to it as a resource such members of management as may from time to time be determined to be appropriate. Additionally, each committee has a charter that provides for the functions, authority, role and responsibilities for committee members.
     The Audit and Governance Committee has the mandate to provide an open avenue of communication between management, the independent auditor and the Board and to assist the Board in its oversight of the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices; processes for identifying the principal financial risks of the Company and the control systems in place to monitor them; the Company’s compliance with legal and regulatory requirements related to financial reporting and independence and performance of the Company’s independent auditor and evaluating the performance of the Board. The Audit and Governance Committee also has certain roles and performs certain duties managed by the United States securities laws and the rules of the NASDAQ Stock Market. The Audit and Governance Committee Charter can be found on the Company’s website at www.spectrumsignal.com.
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
     The Board established a Special Committee to oversee the Company’s transaction with Vecima Networks Inc. Messrs. Ebert, Carsky and Scott serve on the Special Committee.
Decision Requiring Prior Board Approval and Expectations of Management
     The Board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and senior management review the Company’s progress in relation to the current operating plan at in-person Board meetings, which are generally held four times each year. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at Board meetings.

New Directors and Orientation and Education Program
     The Board of Directors recruits new directors on an as needed basis and it is the responsibility of the Compensation and Nomination Committee to propose new nominees to the Board of Directors. Any appointment of a new director will require approval of the Board of Directors and will be subject, ultimately, to approval by the shareholders of the Company at the next Annual General Meeting of the Company. Upon the addition of a new director, the Compensation and Nomination Committee takes steps to provide timely orientation including making members of management available to the new director in order to impart information and answer any questions that the new director may have.
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

	Geographic Location
	2004				2005				2006
	Canada	U.S.	UK	Total	Canada	U.S.	UK	Total	Canada	U.S.	UK	Total

Administration	14	3	1	18	15	3	1	19	12	1	1	14
Operations	9	—	—	9	10	—	—	10	11	—	—	11
Research and development	42	4	—	46	38	6	—	44	33	6	—	39
Sales and marketing	8	4	3	15	6	8	3	17	6	8	3	17

Total	73	11	4	88	69	17	4	90	62	15	4	81

None of the Company’s employees are represented by a labor union or collective bargaining agreement.

E. Share Ownership
The share ownership of the Company’s directors and Named Executive Officers as of March 21, 2007 is as follows:

	Approx. No. of Voting
	Shares Beneficially		Percentage of Voting
	Owned, Directly or		Shares Beneficially Owned	Date on which the
	Indirectly, or Controlled		Directly, or Indirectly, or	Nominee became a
	or Directed		Controlled or Directed	Director of the Company
IRVING G. EBERT Ontario, Canada CHAIR OF THE BOARD and DIRECTOR	178,467	(1)	*	May 18, 2000

BRENT A. FLICHEL British Columbia, Canada PRESIDENT, CHIEF EXECUTIVE OFFICER and DIRECTOR	410,638	(2)	2.00%	November 2, 2006

ELENA A. KINAKIN British Columbia, Canada VICE PRESIDENT, FINANCE, CHIEF FINANCIAL OFFICER AND SECRETARY	107,245	(3)	*	N/A

MARK A. BRIGGS British Columbia, Canada VICE PRESIDENT, MARKETING	139,802	(4)	*	N/A

LEONARD G. PUCKER II British Columbia, Canada CHIEF TECHNOLOGY OFFICER AND VICE PRESIDENT, CORPORATE DEVELOPMENT	206,859	(5)	1.01%	N/A

MARTIN B. CARSKY British Columbia, Canada DIRECTOR	24,500	(6)	*	June 2, 2006

JULES M.J. MEUNIER Ontario, Canada DIRECTOR	76,343	(7)	*	March 25, 2002

MATTHEW MOHEBBI Maryland, USA DIRECTOR	87,719	(8)	*	October 26, 2000

DAVID E. SCOTT British Columbia, Canada DIRECTOR	57,025	(9)	*	July 26, 2005

PASCAL E. SPOTHELFER British Columbia, Canada DIRECTOR	730,329	(10)	3.56%	March 15, 1999

(1)	Includes options to purchase 141,441 Common Shares and warrants to purchase 3,205 Common Shares.

(2)	Includes options to purchase 398,332 Common Shares and warrants to purchase 1,602 Common Shares.

(3)	Includes options to purchase 98,500 Common Shares and warrants to purchase 1,282 Common Shares.

(4)	Includes options to purchase 133,390 Common Shares and warrants to purchase 1,282 Common Shares.

(5)	Includes options to purchase 203,155 Common Shares.

(6)	Includes options to purchase 24,500 Common Shares.

(7)	Includes options to purchase 66,343 Common Shares.

(8)	Includes options to purchase 87,719 Common Shares.

(9)	Includes options to purchase 41,000 Common Shares and warrants to purchase 3,205 Common Shares.

(10)	Includes options to purchase 519,250 Common Shares and warrants to purchase 32,075 Common Shares.

*	Percentage of ownership is less than 1%
See Item 6B above for option grant information.
See Item 10C below for a description of the stock option plan that involves the employees in the capital of the Company.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     Based on information available to the Company, shareholders of the Company who are beneficial owners of 5% or more of the outstanding Common Shares as of March 21, 2007 are as follows:

	Number of Shares Beneficially Owned as of
	March 21, 2007	March 27, 2006	March 11, 2005

LEVITICUS PARTNERS	3,000,000	1,850,000	1,430,000
	14.64%	9.8%	7.6%
THE K2 PRINCIPAL FUND L.P.	1,082,500	Less than 5%	Less than 5%
	5.28%
     The Company’s major shareholders do not have voting rights different from any of the other shareholders of the Company.
     At March 21, 2007, the Company had 20,488,425 Common Shares outstanding and approximately 50.1% were held in the United States. The number of record holders of Common Shares in the United States at March 21, 2007 was 108.
Pending Acquisition by Vecima Networks Inc.
     On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.
B. Related Party Transactions
     None
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
     See Item 18. Financial Statements
B. Significant Changes
     See Item 5. “Operating and Financial Review and Prospects – Impact of Recent Accounting Pronouncements”.

Item 9. The Offer and Listing
A. Offer and Listing Details
     The following table sets forth the high and low closing prices of the Company Common Shares on the NASDAQ Stock Market and The Toronto Stock Exchange for the periods indicated:

	NASDAQ			TSX
	Share price ($)		Trading	Share Price (Cdn$)		Trading
	High	Low	Volume	High	Low	Volume
			(000’s)			(000’s)
Calendar Year 2002	$2.60	$0.68	4,621	$3.79	$0.95	738
Calendar Year 2003	$1.66	$0.78	11,713	$2.19	$1.14	1,755
Calendar Year 2004	$3.87	$1.02	134,279	$5.10	$1.25	14,206
Calendar Year 2005	$2.59	$0.97	19,543	$3.10	$1.16	2,715
First Quarter	$2.59	$1.39	8,010	$3.10	$1.67	1,464
Second Quarter	$1.41	$1.09	3,425	$1.83	$1.35	418
Third Quarter	$1.50	$1.10	3,494	$1.84	$1.35	384
Fourth Quarter	$1.39	$0.97	4,614	$1.63	$1.16	449

Calendar Year 2006	$1.36	$0.51	10,579	$1.57	$0.58	1,590
First Quarter	$1.35	$1.07	3,426	$1.56	$1.19	613
Second Quarter	$1.36	$0.80	2,648	$1.57	$0.90	254
Third Quarter	$0.91	$0.61	1,909	$0.99	$0.74	303
Fourth Quarter	$0.88	$0.51	2,596	$0.98	$0.58	420

Most Recent Six Months
September 2006	$0.77	$0.69	265	$0.95	$0.77	89
October 2006	$0.88	$0.71	531	$0.98	$0.77	128
November 2006	$0.75	$0.55	1,090	$0.84	$0.60	126
December 2006	$0.58	$0.51	975	$0.67	$0.58	165
January 2007	$0.60	$0.49	532	$0.69	$0.58	142
February 2007	$0.75	$0.49	3,810	$0.87	$0.54	3,012
B. Plan of Distribution
     Not applicable.
C. Market
     The common shares have been traded under the symbol “SSPI” on the NASDAQ Stock Market since June 1993 and under the symbol “SSY” on the Toronto Stock Exchange since September 1993. Currently, the common shares trade on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market).
     On July 26, 2006 the Company received notice from the NASDAQ Stock Market that it was not in compliance with the minimum $1.00 closing bid price requirement set forth in Marketplace Rule 4310(c)(4) for continued Capital Market listing.
     In accordance with Marketplace Rule 4310 (c)(8)(D), NASDAQ provided the Company with 180 calendar days, or until January 22, 2007, to regain compliance.
     On January 23, 2007, the Company received a notice of a NASDAQ Staff Determination citing that the Company is not in compliance with Rule 4310(c)(4) of the NASDAQ Marketplace rules. As a result, the common shares of the Company potentially were subject to delisting from the NASDAQ Capital Market effective February 1, 2007 unless the Company filed an appeal of the Staff’s determination to a NASDAQ Listing Qualifications Panel, during which appeal the delisting would be stayed.

     On March 15, 2007, the Company presented its appeal to the NASDAQ Listing Qualifications Panel. The Company expects to receive notification of the Panel’s decision within 30 days of the hearing date.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
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
Directors’ Power to Vote on Compensation to Themselves
     Subject to the Act, the remuneration of the directors may be determined by the directors, or if the directors so decide, by the shareholders. The directors, unless otherwise determined by ordinary resolution of the shareholders, may pay a gratuity or pension or allowance or retirement to any director who has held any salaried office or position with the Company.
Borrowing Powers
     The Articles provide that the Company’s directors may cause the Company to:
•	borrow money in such manner and amount, and on such security, from such sources and upon such terms and conditions as they think fit;

•	issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company or any other person; and

•	mortgage, charge, whether by way of specific of floating charge, or give other security on the undertaking, or on the whole or any part of the property, of the Company.

Retirement of Directors Under an Age Limit Requirement
     The Articles do not require that the Company’s directors retire pursuant to an age limit.
Number of Shares Required for a Director’s Qualification
     There is no requirement that a director hold any shares of the Company.
Rights, Preferences and Restrictions Attaching to Shares
     The holders of common shares are entitled to dividends, if and when declared by the Board of Directors. The holders of common shares are entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company. Each common share carries the right to one vote and all the shares rank equally as to voting. There are no conversion rights, special liquidation rights, pre-emptive rights, subscription rights, redemption rights or retraction rights attached to the common shares. In the event of liquidation, dissolution or winding up of the Company, the holders of common shares shall be entitled to receive, on a prorated basis, all of the assets remaining after the Company has paid its liabilities. The Company may, by resolution of the Board of Directors and, in compliance with the Act, purchase any of its shares at the price and upon the terms specified in the resolution. Holders of common shares are not liable for further capital calls by the Company.
Changes to Rights of Shareholders
     The Company may create, define and attach special rights and restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days’ notice specifying the intent to vote on a special resolution have been given to the shareholders of the Company, and filing a certified copy of it with the Registrar of Companies for British Columbia; provided, however, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by the holders of 75% of the shares constituting that class. The quorum for a class meeting shall be one-third of the voting shares of that class. A resolution to create, vary or abrogate any special right of conversion or exchange attaching to shares of the Company may not be submitted to a general meeting, or a class meeting, unless the executive director (appointed under the Securities Act of British Columbia) has first consented to such a resolution.
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
C. Material Contracts
     In June 1995, the Company adopted a stock option plan that permits the granting of options to acquire common shares to the directors, senior officers and employees of the Company. The purpose of the plan is to attract and retain the services of the directors, officers and employees and to provide added incentive to such persons by encouraging share ownership in the Company. Under the Plan, the exercise price must not be less than the market price of the common shares at the time the option is granted, and the option term may not exceed ten years. Other terms and conditions of the options granted under the Plan are determined by the Board or by a committee appointed to administer the Plan. Options granted under the Plan are nontransferable and generally terminate on cessation of employment with the Company.
     The maximum number of common shares that may be issued under the plan is 5,550,000 shares and no individual may hold options to purchase common shares exceeding 5% of the number of common shares outstanding from time to time.
     See Item 5B above for a description of the Company’s line of credit agreement with Vecima Networks Inc., and for a description of the Company’s 1999 and 2004 research and development funding agreements with TPC.
     On January 1, 2004, the Company renegotiated its head office facility lease at 2700 Production Way, Burnaby, British Columbia. The Company leases approximately 24,000 square feet under a ten-year lease that expires January 1, 2014. The current annual rent under this lease is approximately $408,000. See Item 4.D. “Property, Plant and Equipment” above.
     On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.

D. Exchange Controls
     There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of the Company’s securities.
E. Taxation
US Federal Tax Considerations
     The following summary describes certain of the material United States federal income tax consequences to United States Holders (as defined below) arising from the purchase, ownership and disposition of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the ''Code’’), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; the Company cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.
     This summary does not deal with all aspects of United States federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances, or to United States Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, United States Holders of securities held as part of a ''straddle,’’ ''synthetic security,’’ ''hedge,’’ ''conversion transaction’’ or other integrated investment, persons that enter into ''constructive sales’’ involving Common shares or substantially identical property with other investments, United States Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and United States Holders who own (directly, indirectly or through attribution) 10% or more of the Company’s outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common shares through a partnership or other pass-through entity, and deals only with common shares held as ''capital assets’’ as defined in Section 1221 of the Code.
     This discussion is addressed only to ''United States Holders.’’ A United States Holder is a holder of common shares, or if common shares are owned by a partnership or other entity treated as a partnership for United States federal tax purposes, a partner in such partnership, if such holder or partner is a United States citizen, an individual resident in the United States for United States federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate, the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or a trust if either: (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     UNITED STATES HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.
Sale or Exchange of Common Shares
     A United States Holder’s sale, exchange or other taxable disposition of common shares generally will result in the recognition of a capital gain or loss by such United States Holder in an amount equal to the difference between the amount realized and the United States Holder’s tax basis in the common shares sold. If a United States Holder’s holding period on the date of the sale, exchange or other taxable disposition is more than one year, such gain or loss will be a long-term capital gain or loss. In general, a non-corporate United States Holder’s long term capital gains will be taxed at a maximum rate of 15%. Capital gains of United States Holders that are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the United States Holder’s holding period on the date of the sale, exchange or other taxable disposition was one year or less, such gain or loss will be a short-term capital gain (generally subject to the same federal income tax rates as ordinary income) or loss. Capital losses realized upon the sale, exchange or other taxable disposition of common shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.
     A United States Holder’s tax basis in his, her or its common shares generally will be the purchase price paid by the United States Holder. The holding period of each common share owned by a United States Holder will commence on the day following the date of the United States Holder’s purchase of the common share and will include the day on which the United States Holder sells the common share.
     In the case of a United States Holder who receives Canadian dollars in connection with the taxable disposition of common shares, the amount realized will be the value in United States dollars, at the amount so received, based on the spot rate on the trade date of such disposition. A United States Holder who receives payment in Canadian dollars and converts Canadian dollars to United States dollars at a conversion rate other than the rate in effect on the trade date may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss.
Treatment of Dividend Distributions
     For United States federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, common shares (including the amount of any Canadian taxes withheld therefrom) will be included in a United States Holder’s income as ordinary dividend income to the extent that the dividends are paid either out of current earnings and profits for the year of the distribution or out of accumulated earnings and profits through the date of the distribution. For this purpose, earnings and profits of the Company will be determined based on United States tax principles. Any dividends received by individuals will generally be treated as a qualified dividend and hence taxed at a maximum 15% rate, provided the United States Holder has held such common shares for more than 60 days during the 121-day period beginning on the date which is 60 days before the common shares become ex-dividend with respect to such dividend. For purposes of applying this holding period rule, certain periods during which the United States Holder has a short position in the common shares, or otherwise has a reduced risk of loss, may not be taken into account. United States Holders should consult their own tax advisors as to the application of this rule to them.
     Dividend distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of the United States Holder’s tax basis in his common shares to the extent thereof and then as a gain from the sale of common shares. For United States federal income tax purposes, the amount of any distribution paid in Canadian dollars received by a United States Holder will equal the United States dollar value of the sum of the Canadian dollar payments made (including the amount of any Canadian taxes withheld therefrom), determined at the “spot rate” on the date the dividend distribution is includible in such United States Holder’s income, regardless of whether the payment is in fact converted into United States dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into United States dollars generally will be treated as ordinary income or loss.
     Dividend income derived with respect to the common shares will generally constitute “portfolio income” for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and will generally constitute “investment income” for purposes of the limitation on the deduction of investment interest expense. Moreover, such dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation under Section 243 of the Code.
Foreign Tax Credit
     As discussed below (see “Canadian Federal Income Tax Considerations”), Canada will impose a withholding tax for a dividend distribution, and may in some cases impose a tax on capital gains derived from sale of the Company’s common shares. For United States tax purposes, such Canadian taxes will be entitled to a foreign tax credit, subject to applicable limitations.
     For purposes of computing the foreign tax credit limitation, dividends will be treated as foreign source income and generally will be classified as ''passive income,’’ or in the case of certain United States Holders for sales in tax years beginning before 2007, “financial services income.” Capital gains realized by a United States holder from a sale or exchange of common shares will generally be treated as United States source income and will generally be treated as “passive income” (or, in the case of certain taxpayers for sales in tax years beginning before 2007, “financial services income.”) A United States holder may elect to claim a deduction for foreign taxes paid, in lieu of a foreign tax credit.
     The calculation of allowable foreign tax credits and, in the case of a United States Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid, involve the application of complex rules that depend on a United States Holder’s particular circumstances. Accordingly, United States Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.
Controlled Foreign Corporation
     In general, for United States federal income tax purposes, the Company will be a “controlled foreign corporation” if more than 50% of its stock (measured by either vote or value and taking into account certain constructive ownership rules) is owned by “United States Shareholders.” For this purpose, a “United States Shareholder” is a United States person who owns, actually or constructively, 10% or more of the voting power of the Company stock.
     Based on SEC filings by persons who own 5% or more of the Company’s stock, the Company does not believe that it currently has any “United States Shareholders” as so defined, and hence does not believe that it is a controlled foreign corporation. However, there can be no assurance that the Company will not become a controlled foreign corporation in the future. Moreover, because the constructive ownership rules for determining controlled foreign corporation status may not correspond to the rules governing SEC filings by 5% shareholders, it is possible that there could be United States Shareholders of which the Company is unaware.
     If the Company were a controlled foreign corporation, significant adverse consequences to United States Shareholders could result. Persons who are, or may be, United States Shareholders should consult their own tax advisors as to the consequences to them in controlled foreign corporation status.
Information Reporting and Backup Withholding
     Any dividends paid on the common shares to United States Holders may be subject to United States information reporting requirements and the United States backup withholding tax. The backup withholding rate is 28% for 2004-2010. For payments made after 2010, the backup withholding rate will be increased to 31%. In addition, the proceeds of a United States Holder’s sale of common shares may be subject to information reporting and the United States backup withholding tax. Payment made with respect to the common shares to a United States Holder must be reported to the Internal Revenue Service, unless the United States Holder is an exempt recipient or establishes an exemption. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a United States taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the United States backup withholding tax rules will be allowed as a refund or a credit against the United States Holder’s United States federal income tax, provided the required information is furnished to the Internal Revenue Service.
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
     This discussion is based upon the provisions of the Income Tax Act (Canada) (the ''Tax Act’’), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the ''Convention’’), and administrative practices published by Canada Revenue Agency, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

Taxation of Distributions from the Company
     Dividends paid or credited on the common shares to United States residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of Common Shares by the Company, as described below. The rate of withholding tax is reduced if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company at the time the dividend is paid. In this case, the rate is 5% of the gross amount of the dividends.
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

B.	the holder:
1.	was an individual resident in Canada for 120 months during any 20-year period preceding the disposition, and

2.	was resident in Canada at any time during the 10 years immediately preceding the disposition, and

3.	owned the common share when he ceased to be a resident of Canada.
C.	the value of the common share is derived principally from real property situated in Canada.
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
     The Company sells the majority of its products in United States dollars while incurring costs, in varying proportions, in Canadian dollars, United States dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the United States dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that, in the absence of any hedging activity to mitigate the effect of any such change, a US$0.01 change in the value of the Canadian dollar when expressed in United States dollars would have an impact of approximately $70,000 on the Company’s annual net earnings (loss). The average value of the Canadian dollar relative to the United States dollar was $0.77, $0.83 and $0.88 in fiscal 2004, 2005 and 2006, respectively.
     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($10,299,000).
     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the United States dollar and the Canadian dollar by denominating many of its payment obligations in United States dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter foreign currency futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.
     At December 31, 2006, the Company was party to a number of foreign currency futures contracts, for the purchase of Canadian dollars, which are listed in the table as follows. The Company recognized an accumulated fair value loss of $27,000 for the year ended December 31, 2006 attributable to foreign currency futures contracts.

			Notional	Contract
			Principal	Settlement Rate	Fair Value at
Purchase Date	Settlement Date	Type of Contract	(Cdn$)	(US$/Cdn$)	December 31, 2006

December 29, 2006	March 20, 2007	Futures contract to buy Cdn dollars	$1,000,000	1.1634	$ 1,000

December 29, 2006	June 19, 2007	Futures contract to buy Cdn dollars	1,000,000	1.1597	—

			$2,000,000	1.1616	$ 1,000

     These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.
Interest Rate Risk
     The Company did not have any borrowings at December 31, 2006.
Credit Risk
     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2006, 20% of the Company’s trade receivables were insured by credit insurance.
Item 12. Description of Securities Other than Equity Services
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds
     None.
Item 15. Controls and Procedures
Disclosure of Controls and Procedures
     The Company’s management, under the supervision of Brent Flichel, its Chief Executive Officer, and Elena Kinakin, its Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15(d)-15(e), as of the end of the period covered by this report. Based on that evaluation, Mr. Flichel and Ms. Kinakin concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis.
Changes in Internal Control over Financial Reporting
     There have not been any changes in the Company’s internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     In accordance with the SEC rules promulgated in connection with the Sarbanes-Oxley Act of 2002, the Company’s Board of Directors has assessed the qualifications and experience of the members of its Audit and Governance Committee. The Company’s Board of Directors has determined that Martin Carsky qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent” as defined in the rules of the NASDAQ Stock Market.
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

Item 16C. Principal Accountant Fees and Services
Audit and Audit-Related Fees
     The following table sets forth the total remuneration that was paid by the Company to its independent accountants, KPMG LLP, for each of its previous two fiscal years:

	2005	2006

Audit fees	$127,000	$140,000
Tax fees	18,000	17,000
All other fees	4,000	1,500

Total	$149,000	$158,500

     In the above table, “Tax fees” include primarily fees for tax compliance, tax planning and expatriate employee tax services. “All other fees” include fees for assistance with scoping the Company’s Sarbanes-Oxley compliance project in 2005 and fees for an annual subscription to the audit firm’s on-line accounting research website in 2005 and 2006.
Audit and Governance Committee’s Pre-Approval Policies and Procedures
     The Company’s Audit and Governance Committee nominates and engages the Company’s independent auditors to audit its financial statements. The Audit and Governance Committee adopted a policy that requires management to obtain the Committee’s approval before engaging the Company’s independent auditors to provide any other audit or permitted non-audit services to the Company. Accordingly, all principal accounting fees and services described above have been approved by the Company’s Audit and Governance Committee.
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
Item 19. Exhibits.
A. INDEX TO FINANCIAL STATEMENTS
Statement of Management’s Responsibility
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2005 and 2006
Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006
Notes to Consolidated Financial Statements
B. OTHER EXHIBITS
The following exhibits are filed as part of the Annual Report:
1.1	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

1.2	Articles of the Company (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

2.1	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.1	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.3	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

4.5	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*

4.6	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.11	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.12	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.13	Registration Agreement, dated April 30, 1998, between the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.14	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.15	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.16	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))

4.20	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.21	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.22	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.23	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.24	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.25	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.26	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.27	Form of subscription agreement between the Company and each subscriber private placement participant. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.28	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.29	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.30	Form of Warrant issued to each subscriber in the United States. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.31	Form of Warrant issued to each subscriber in Canada. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.32	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.33	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004)

4.34	Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004)

4.35	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.36	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.37	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.38	Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.39	Audit and Governance Committee Charter of the Company dated March 4, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.40	Amendment dated January 18, 2005 to employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.41	Credit facility arrangement dated March 7, 2005 between the Royal Bank of Canada and the Company, agreed and accepted on May 30, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.42	Employment letter agreement between the Company and Mr. Mark Briggs dated June 24, 2005 together with related agreement dated June 24, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.43	Form of subscription agreement between the Company and each subscriber private placement participant in the United States.

4.44	Form of subscription agreement between the Company and each subscriber private placement participant in Canada.

4.45	Form of Warrant issued to each subscriber in the United States.

4.46	Form of Warrant issued to each subscriber in Canada.

4.47	Severance agreement with Mr. Pascal Spothelfer.

4.48	Employment letter agreement between the Company and Mr. Brent Flichel dated November 2, 2006.

4.49	Employment letter agreement between the Company and Ms. Elena Kinakin dated November 2, 2006 together with related agreement dated November 2, 2006.

4.50	Employment letter agreement between the Company and Mr. Douglas Atterbury dated November 2, 2006 together with related agreement dated November 2, 2006.

4.51	Definitive Agreement between the Company and Vecima Networks Inc. dated February 16, 2007 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on March 5, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Independent Registered Public Accounting Firm KPMG LLP

*  Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20 F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Elena Kinakin
Elena Kinakin
Vice President, Finance and Chief Financial Officer

Date: March 23, 2007

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
The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements. The Board of Directors oversees management’s responsibility for financial reporting through the Company’s Audit and Governance Committee. The Audit and Governance Committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The Audit and Governance Committee reported its findings to the Board of Directors who have approved the consolidated financial statements.
The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

/s/ Brent Flichel
Brent Flichel
Chief Executive Officer
March 23, 2007

/s/ Elena Kinakin
Elena Kinakin
Chief Financial Officer
March 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS
We have audited the accompanying consolidated balance sheets of Spectrum Signal Processing Inc. as at December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with United States generally accepted accounting principles.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered recurring losses from operations and has experienced negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006.
As discussed in Note 3, the consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and December 31, 2004 have been restated.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 3, 2007 except as to note 15, which is as of March 23, 2007

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	December 31,
	2005	2006

(restated – note 3)
ASSETS
Current assets
Cash and cash equivalents	$2,275	$1,658
Restricted cash (note 12)	24	17
Trade receivables, net of allowance for doubtful accounts of $240 (2005 - $273) (note 14(b))	2,542	2,079
Receivable from Technology Partnerships Canada (note 8(c))	752	538
Inventories (note 4)	1,672	1,484
Prepaid expenses	184	198

	7,449	5,974

Capital assets (note 5)	1,152	699
Other assets	243	214

	$8,844	$6,887

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,196
Accrued liabilities and other current liabilities (note 6(a))	1,060	1,175
Deferred revenue	161	153

	2,626	2,524

Long term obligations (note 6(b))	866	779

Stockholders’ equity
Share capital (note 9)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 20,488,425 (2005 – 18,878,122)	30,280	31,284
Additional paid-in capital	667	918
Warrants (note 9(b))	—	39
Deficit	(23,774)	(26,836)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	5,352	3,584

	$8,844	$6,887

See accompanying notes to consolidated financial statements.
See basis of presentation (note 1).
See commitments and contingencies (note 8).
See subsequent events (note 15).

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Years ended December 31,
	2004	2005	2006

	(restated – note 3)	(restated – note 3)
Sales (note 11)	$17,858	$14,743	$14,119
Cost of sales	7,380	5,657	5,882

	10,478	9,086	8,237

Expenses
Administrative	3,647	3,776	4,457
Sales and marketing	2,491	3,221	3,205
Amortization	582	662	565
Write-down of capital assets (note 7)	270	—	—
Research and development	2,763	2,969	3,137
Restructuring and other charges (note 7)	2,312	51	4
Loss (gain) from change in fair value of share purchase warrants (note 12)	1,483	(792)	(27)

	13,548	9,887	11,341

Loss from operations	(3,070)	(801)	(3,104)

Other
Interest expense	14	3	9
Other income	(9)	(58)	(51)

	5	(55)	(42)

Net loss	$(3,075)	$(746)	$(3,062)

Loss per share	$(0.18)	$(0.04)	$(0.16)

Weighted average number of shares	16,928,135	18,806,774	19,231,065

See accompanying notes to consolidated financial statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of United States dollars, except numbers of shares and warrants)
Prepared in conformity with accounting principles generally accepted in the United States of America

							Accumulated
			Additional				other
	Common Stock		Paid-in	Warrants			comprehensive
	Number	Amount	capital	Number	Amount	Deficit	income (loss)	Total

Balance, December 31, 2003	14,751,724	$24,997	$667	—	$—	$(19,953)	$(1,821)	$3,890

Net loss and comprehensive loss (restated-note 3)	—	—	—	—	—	(3,075)	—	(3,075)

Issued for cash from share options	618,024	989	—	—	—	—	—	989

Issued for cash from private placement	2,212,200	2,241	—	—	—	—	—	2,241

Issued to landlord	200,000	213	—	—	—	—	—	213

Share issue costs	—	(275)	—	—	—	—	—	(275)

Issuance of share purchase warrants	—	(642)	—	1,450,446	—	—	—	(642)

Issued for cash from exercised warrants	587,696	1,698	—	(587,696)	—	—	—	1,698

Balance, December 31, 2004 (restated-note 3)	18,369,644	29,221	667	862,750	—	(23,028)	(1,821)	5,039

Net loss and comprehensive loss (restated-note 3)	—	—	—	—	—	(746)	—	(746)

Issued for cash from share options	1,000	1	—	—	—	—	—	1

Share issue costs	—	(17)	—	—	—	—	—	(17)

Issuance of share purchase warrants	—	(2)	—	4,978	—	—	—	(2)

Issued for cash from exercised warrants	507,478	1,077	—	(507,478)	—	—	—	1,077

Expiration of warrants	—	—	—	(180,550)	—	—	—	—

Balance, December 31, 2005 (restated-note 3)	18,878,122	30,280	667	179,700	—	(23,774)	(1,821)	5,352

Net loss and comprehensive loss	—	—	—	—	—	(3,062)	—	(3,062)

Issued for cash from private placement	1,610,303	1,116	—	—	—	—	—	1,116

Share issue costs	—	(36)	—	—	—	—	—	(36)

Issue of share purchase warrants	—	(76)	—	402,574	39	—	—	(37)

Share-based compensation	—	—	251	—	—	—	—	251

Expiration of warrants	—	—	—	(179,700)	—	—	—	—

Balance, December 31, 2006	20,488,425	$31,284	$918	402,574	$39	$(26,836)	$(1,821)	$3,584

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Years ended December 31,
	2004	2005	2006

	(restated – note 3)	(restated – note 3)
Cash flows from operating activities
Net loss	$(3,075)	$(746)	$(3,062)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	609	693	594
Loss (gain) from change in fair value of share purchase warrants (note 12)	1,483	(792)	(27)
Share-based compensation expense	—	—	251
Write-down of capital assets (note 7)	270	—	—

Loss on disposal of capital assets	—	—	6

Non-cash portion of restructuring charge (note 7)	80	51	4
Unrealized loss (gain) on foreign currency instruments	(17)	17	(1)
Changes in operating assets and liabilities
Restricted cash	(73)	49	7
Accounts receivable	235	699	677
Inventories	40	112	188
Prepaid expenses	(37)	(44)	(14)
Accounts payable	(89)	(365)	(209)
Accrued liabilities	(3)	(845)	15
Deferred revenue	216	(55)	(8)

Net cash used for operating activities	(361)	(1,226)	(1,579)

Cash flows from investing activities
Purchase of capital assets	(444)	(444)	(118)

Net cash used for investing activities	(444)	(444)	(118)

Cash flows from financing activities
Issue of shares from share options and warrants	1,707	619	—
Issue of shares and warrants for cash, net of share issue expenses	1,966	—	1,080

Net cash provided by financing activities	3,673	619	1,080

Net increase (decrease) in cash and cash equivalents during the year	2,868	(1,051)	(617)
Cash and cash equivalents, beginning of year	458	3,326	2,275

Cash and cash equivalents, end of year	$3,326	$2,275	$1,658

See accompanying notes to consolidated financial statements.
See supplemental information (note 14).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

The Company was incorporated under the laws of British Columbia. The Company is a supplier of software reconfigurable platforms for defense and satellite communications applications.
1. Basis of presentation
These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation through the next fiscal year and into the foreseeable future and will be able to realize on its assets and discharge its liabilities and commitments in the normal course of business. If the Company were unable to continue as a going concern, assets and liabilities would require restatement to a liquidation basis, which would differ materially from the going concern basis. During the three years ended December 31, 2004, 2005 and 2006, the Company incurred losses of $3,075, $746 and $3,062, respectively and experienced negative cash flows from operations of $361, $1,226 and $1,579, respectively. As at December 31, 2006, the Company had net working capital of $3,450.
The Company’s future operations are dependent upon the continued market acceptance of its products, the Company’s ability to secure sufficient financing to continue the development of its business, the continued support of creditors and shareholders, and ultimately, the achievement of profitable operations.
Subsequent to year end, the Company signed a definitive agreement under which Vecima Networks Inc. (“Vecima”) will acquire all of the outstanding common shares of the Company (see note 15).
As disclosed in note 15, the Company entered into an agreement on March 23, 2007 with Vecima providing for a revolving line of credit facility of up to Cdn$2,900 ($2,489). Should the Company’s proposed acquisition by Vecima not be consummated, it is highly likely that the Company’s revolving credit facility would not be renewed beyond its June 30, 2007 expiration date and any amounts it had borrowed under that facility would be immediately due and payable at that time. The Company believes that it will likely require additional financial resources to meet its working capital and capital requirements for the next twelve months if the pending acquisition of the Company by Vecima is not consummated. There can be no assurance that additional equity or debt financing will be available to the Company on reasonable terms. The Company’s ability to secure further financing could be hampered by its pending delisting from the NASDAQ Capital Market, which is likely to have occurred by the time of any abandonment of the Vecima transaction. The Company’s ability to successfully obtain financing will depend on the status of its future business prospects as well as conditions prevailing in the capital markets.
2. Significant accounting policies
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Spectrum Signal Processing (UK) Limited and Spectrum Signal Processing (USA) Inc. All material inter-company balances and transactions have been eliminated.
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
Cash and cash equivalents
Cash equivalents include short-term deposits, which are all highly liquid securities with a term to maturity of three months or less when acquired.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

2. Significant accounting policies, continued
Trade accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on an analysis of historical bad debts, customer credit-worthiness and changes in customer payment terms. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 60 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. As of December 31, 2006, three North American customers account for 31%, 12%, and 10% of total trade accounts receivable respectively. No other customer accounts for more than 10% of total trade accounts receivable at December 31, 2006.
Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification method for finished goods inventory and the first-in, first-out (“FIFO”) method for work in progress and raw materials inventory. Inventories are recorded net of any obsolescence provisions.
On January 1, 2006, the Company changed its method for determining the value of inventory to the specific identification method for finished goods inventory and the FIFO method for work in progress and raw materials inventory. Prior to January 1, 2006 the Company used the average cost method of valuing inventory. The Company believes the specific identification and FIFO methods provide more reliable and relevant information to investors. In accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes”, a change from the average method to the specific identification and FIFO method is considered a change in accounting principle that should be applied by retroactively restating all prior periods. However, the Company has determined that the impact on prior years inventory valuation and cost of goods sold is immaterial and thus, the restatement of prior periods is not required.
Government assistance
Government assistance is recorded as either a reduction of the cost of the applicable capital assets or credited against related expenses incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Company and the nature of the costs incurred (note 8(c)). Government assistance is recognized when receipt of the assistance is reasonably assured. The Company recognizes the liability to repay the government assistance in the period in which conditions arise that will cause the assistance to be repayable.
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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

2. Significant accounting policies, continued
Capital assets
Capital assets are initially recorded at cost. Amortization is subsequently provided on the following assets on a straight-line basis over the following periods:

Computer equipment	4 - 5 years
Computer software	4 - 6 years
Furniture and office equipment	4 - 6 years
Laboratory equipment	4 - 6 years
Research and development equipment	3 years
Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the initial lease term.
The Company monitors the recoverability of long-lived assets based on factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to fair market value. During 2004, the value of capital assets with a carrying amount of $270 was determined to be unrecoverable and the assets were written down to their estimated fair values of nil. No asset impairment was recorded in fiscal 2005 and 2006.
Share-based compensation
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R) (“FAS 123(R)”), “Share-Based Payment”, which establishes accounting for equity instruments exchanged for employee services. Under the provisions of FAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, which permitted the Company to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. The Company elected to adopt the modified prospective transition method as provided by FAS 123(R) effective January 1, 2006 and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation. Compensation cost is recognized for all awards granted, modified or cancelled on or after January 1, 2006, as well as all awards granted prior to January 1, 2006 that were unvested as of December 31, 2006. See note 9(a) for additional information regarding share-based compensation and the Company’s stock option plan.
Translation of foreign currencies
The Company has adopted the United States dollar as its functional currency. The Company did this because the United States is the major market for its revenues, the location of its major customers and the currency in which it incurs significant costs. Accordingly, foreign currency denominated balances of the Company are remeasured into United States dollars. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into United States dollars at the rate of exchange in effect at the balance sheet date.
Other assets, revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into United States dollars are reflected in earnings (loss) for the period.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

2. Significant accounting policies, continued
Translation of foreign currencies, continued
The Company translates its integrated foreign subsidiary, Spectrum Signal Processing (UK) Limited using the temporal method. Under this method, monetary assets and liabilities denominated in a foreign currency are remeasured into United States dollars at the rate of exchange in effect at the balance sheet date. Other assets, revenue and expense items are remeasured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the remeasurement of foreign denominated monetary assets and liabilities into United States dollars are reflected in earnings (loss) for the period.
Revenue Recognition
Revenue from the sale of standard products is recognized once a sale arrangement exists, delivery has occurred, the revenue is determinable and collectability is reasonably assured, which is upon the later of shipment or when title passes to the customer, depending on the contractual terms, in a manner consistent with the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition”.
Revenue from long-term development contracts is recognized using the percentage-of-completion method of accounting in accordance with AICPA Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. The Company estimates the total profit on a contract as the difference between total estimated revenue and total estimated costs of the contract and recognizes that profit over the life of the contract. The Company’s estimates are based upon the knowledge and experience of it’s program managers and other personnel, who review each long term contract to assess the contract’s schedule, performance, technical matters and estimated cost to completion. When adjustments in contract costs are determined, such revisions may have the effect of adjusting in the current period the earnings applicable to performance in prior periods. Anticipated losses, if any, are recognized in the period in which they are determined.
Revenue from engineering support and service contracts are recognized as services are performed. Costs associated with engineering support and services contracts are included in cost of sales.
Revenue from multi element contracts, such as those including products with installation and integration services, are recognized as revenue as each unit of accounting is earned based on the relative fair value of each unit of accounting. An element is considered a separate unit of accounting if it has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of the undelivered elements is considered probable and substantially under the Company’s control.
Revenue from software is recognized under AICPA Statement of Position 97-2, “Software Revenue Recognition”, as amended, when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. The Company applies software revenue recognition rules when it sells software on a standalone basis, or when software is embedded with its hardware and the software is considered more than incidental. In multiple element arrangements, where software is considered more than incidental, fair value of an undelivered element is determined using vendor specific objective evidence (“VSOE”). If VSOE cannot be determined for any undelivered element or any undelivered element is essential to the functionality of the delivered element, revenue is deferred until such criteria are met or as the last element is delivered. When VSOE cannot be determined for the delivered elements in an arrangement and VSOE can be determined for the undelivered elements, the residual method is used. Under the residual method, the fair value of the undelivered elements is recorded as unearned and the difference between the total arrangement fee and the amount recorded as unearned for the undelivered elements is recognized as revenue related to the delivered elements. Unearned revenue due to undelivered elements is recognized as they are delivered.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

2. Significant accounting policies, continued
Warranty
The Company generally provides a one-year warranty to the original purchaser. Warranty costs are accrued based on a best estimate, with reference to past experience, at the time of sale. Warranty accruals are adjusted as warranty issues arise. See note 8(b) for continuity of the Company’s warranty provision.
Income taxes
The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“FAS 109”), “Accounting for Income Taxes”, which requires the asset and liability approach to financial accounting for income taxes. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences) and loss carry-forwards. The resulting changes in the net deferred tax asset or liability are generally included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if realization is not considered to be “more likely than not”, a valuation allowance is provided. Investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit is utilized.
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
The Company recognizes foreign exchange futures contracts on its balance sheet at fair value. The gains or losses resulting from changes in the fair value of foreign exchange futures contracts will either be recognized in current net earnings (loss) or in other comprehensive income, depending on the use of the contract and whether the contract is effective or ineffective when hedging changes in fair value. For a foreign exchange futures contract not designated as a hedging instrument, the gain or loss is recognized in net earnings (loss) in the period of change of value. The Company has not designated any of its foreign exchange futures contracts as a hedging instrument. See note 12 for details of the Company’s foreign exchange futures contracts at December 31, 2006.
Loss per share
The Company calculates basic loss per share based on the weighted average number of common shares outstanding for the year. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method, for purposes of computing diluted loss per share. Exercise of all of the stock options and warrants referred to in note 9 is anti-dilutive for all periods presented and consequently the basic and diluted loss per share are the same.
Advertising costs
Advertising costs are expensed as incurred.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

2. Significant accounting policies, continued
Recent accounting pronouncements
In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“FAS”) No. 151 (“FAS 151”), “Inventory Costs and Amendment of ARB No. 43, Chapter 4”. FAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. FAS 151 amends ARB 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by FAS 151, the Company has adopted this new accounting standard effective January 1, 2006. The adoption of FAS 151 has not had a material impact on the Company’s financial statements.
In September 2006, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements”, providing guidance on quantifying financial statement misstatement and implementation (e.g., restatement or cumulative effect to assets, liabilities and retained earnings) when first applying this guidance. SAB 108 is effective for the Company for the year ending December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company’s financial statements.
In July, 2006, the FASB released FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for the Company on January 1, 2007 and is to be applied to all open tax years as of the effective date. The adoption of FIN 48 is not expected to have a material impact on the Company’s financial statements.
In September 2006, FASB issued FAS No. 157 (“FAS 157”), “Fair Value Measurements”. This statement clarifies the definition of fair value to provide greater consistency and clarity on existing accounting pronouncements that require fair value measurements, provides a framework for using fair value to measure assets and liabilities and expands disclosures about fair value measurements. FAS 157 is required to be applied for fiscal years beginning on or after November 15, 2007 and interim periods within that year. The impact that FAS 157 will have on the Company’s consolidated financial statements is not yet determinable.
3. Restatement of financial results for the years ended December 31, 2004 and 2005
As a result of a recent interpretation by U.S. regulatory authorities of United States generally accepted accounting principles contained in the Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, the Company has changed its method of recording share purchase warrants that have an exercise price denominated in a currency other than the Company’s functional currency. Previously, these warrants were classified as equity and were recorded at their fair value on the date of issuance. Recent interpretation requires these warrants to be classified as liabilities with any changes in fair value being included in the calculation of earnings.
The Company has adopted this interpretation retroactively, resulting in the restatement of 2004 and 2005 results. The impact of this restatement on the December 31, 2004 and 2005 financial statements is as follows:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

3. Restatement of financial results for the years ended December 31, 2004 and 2005, continued

	As previously reported	Adjustment	Restated

As at December 31, 2004
Accrued liabilities and other current liabilities	$1,814	$1,233	$3,047
Share capital	28,857	364	29,221
Warrants	114	(114)	—
Deficit	(21,545)	(1,483)	(23,028)

For the year ended December 31, 2004
Loss from operations	$(1,587)	$(1,483)	$(3,070)
Net loss	(1,592)	(1,483)	(3,075)
Loss per share	(0.09)	(0.09)	(0.18)

As at December 31, 2005
Accrued liabilities and other current liabilities	$1,059	$1	$1,060
Share capital	29,481	799	30,280
Additional paid-in capital	697	(30)	667
Warrants	79	(79)	—
Deficit	(23,083)	(691)	(23,774)

For the year ended December 31, 2005
Loss from operations	$(1,593)	$792	$(801)
Net loss	(1,538)	792	(746)
Loss per share	(0.08)	0.04	(0.04)
4. Inventories
Inventories at December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006

Finished goods	$980	$787
Work in progress	34	26
Raw materials	658	671

	$1,672	$1,484

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

5. Capital assets
Capital assets at December 31, 2005 and 2006 consisted of the following:

		Accumulated	Net Book
December 31, 2005	Cost	Amortization	Value

Computer equipment	$1,130	$904	$226
Computer software	677	419	258
Furniture and office equipment	824	736	88
Laboratory equipment	712	491	221
Leasehold improvements	410	82	328
Research and development equipment	188	157	31

	$3,941	$2,789	$1,152

		Accumulated	Net Book
December 31, 2006	Cost	Amortization	Value

Computer equipment	$1,133	$995	$138
Computer software	696	581	115
Furniture and office equipment	730	712	18
Laboratory equipment	776	685	91
Leasehold improvements	410	130	280
Research and development equipment	220	163	57

	$3,965	$3,266	$699

6. Accrued and other liabilities
Accrued and other current liabilities at December 31, 2005 and 2006 consisted of the following:
(a) Accrued liabilities and other current liabilities

		December 31,
	2005	2006

	(restated – note 3)
Employee compensation	$415	$534
Restructuring (note 7)	106	106
Royalties	183	177
Warranty (note 8(b))	75	85
Other	281	273

	$1,060	$1,175

(b) Long-term obligations
Long-term obligations as December 31, 2005 and 2006 consisted of the following:

	December 31,
	2005	2006

Restructuring (note 7)	$750	$645
Long-term portion of deferred rent	116	134

	$866	$779

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

7. Restructuring and other charges
The Company restructured its operations in December 2002 and incurred certain facility charges related to its head office lease. The Company renegotiated its head office lease in 2004 (see note 9(d)) but certain of the 2002 charges are required to be amortized over the modified lease term, which expires January 2014.
The following table summarizes activity related to the 2002 restructuring.

	Facilities restructuring	Workforce reduction	Total

Balance, December 31, 2003	$971	$95	$1,066
Cash drawdowns	(106)	(53)	(159)
Adjustments	67	(42)	25

Balance, December 31, 2004	932	—	932

Cash drawdowns	(131)	—	(131)
Adjustments	55	—	55

Balance, December 31, 2005	856	—	856

Cash drawdowns	(109)	—	(109)
Adjustments	4	—	4

Balance, December 31, 2006	$751	$—	$751

Current, included in accrued liabilities and other current liabilities			$106
Long-term			645

			$751

The following table summarizes activity related to the 2004 restructuring.

	Facilities restructuring	Workforce reduction	Other	Total

2004 Charges	$86	$2,370	$30	$2,486
Cash drawdowns	(86)	(2,129)	(30)	(2,245)
Adjustments	—	(199)	—	(199)

Balance, December 31, 2004	—	42	—	42

Cash drawdowns	—	(38)	—	(38)
Adjustments	—	(4)	—	(4)

Balance, December 31, 2005	$—	$—	$—	$—

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

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

8. Commitments and contingencies
(a) Operating leases
The Company has entered into various operating lease agreements with remaining terms of up to eight years, for office premises and equipment. As at December 31, 2006, the approximate minimum lease payments are as follows:

2007	$490
2008	456
2009	441
2010	448
2011	450
2012 and thereafter	980

$3,265

(b) Product warranties
The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2003	$218

Provision adjustments	13
Expenditures	(144)

Balance, December 31, 2004	87

Provision adjustments	19
Expenditures	(31)

Balance, December 31, 2005	75

Provision adjustments	43
Expenditures	(33)

Balance, December 31, 2006	$85

(c) Technology Partnerships Canada (“TPC”)
In March 1999, the Company entered into a funding agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement that concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. As the aggregate royalty payments during this period were less than Cdn$11,428 ($9,808), royalty payments will continue until the earlier of when the full amount is repaid or April 2015. As of December 31, 2006, the Company has paid or accrued royalties to TPC of Cdn$1,202 ($900). During the year ended December 31, 2006, the Company accrued royalties payable of Cdn$195 ($171), which remain unpaid at December 31, 2006. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of this agreement.
On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software defined radio products for use in defense applications. The agreement provides for a maximum funding commitment by TPC of Cdn$8,300 ($7,123) through to December 31, 2006. As of December 31, 2006, the Company had claimed or accrued funding of Cdn$4,407 ($3,586) under the agreement. TPC’s funding is structured to be contingently repayable by way of a 1.75% royalty on annual eligible

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

8. Commitments and contingencies, continued
(c) Technology Partnerships Canada (TPC), continued
gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($19,197) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($9,011), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The funding is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the TPC funding except by way of royalties. TPC did not receive an equity participation in the Company as part of this agreement. During the year ended December 31, 2006, the Company recorded TPC benefits of Cdn$1,354 ($1,186). Of these amounts, the Company recorded Cdn$1,287 ($1,127) as reductions of research and development expenses, Cdn$51 ($45) as reductions of sales and marketing expenses and Cdn$16 ($14) as reductions of capital asset purchases for the year ended December 31, 2006. The Company has submitted a request to TPC for an extension of the funding commitment under its agreement from its original expiration of December 31, 2006 to December 31, 2008. No repayments have been made or accrued and no royalties have been paid or accrued by the Company to December 31, 2006.
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
9. Share capital
(a) Stock option plan
Effective January 1, 2006, the Company adopted the provisions of FAS 123(R), which established accounting for equity instruments exchanged for employee services as described in note 2. FAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. This treatment is consistent with the Company’s pro forma information required under FAS 123 for the periods prior to January 1, 2006, for which the Company had estimated forfeitures.
As a result of adopting FAS 123(R), the Company’s net loss for the year ended December 31, 2006, is $251 greater than if it would have been if it had continued to account for share-based compensation under APB 25. There is a $(0.01) impact on basic and diluted loss per share. Share-based compensation expense has been reflected in the Consolidated Statements of Operations as follows:

Year ended December 31,
2006

Administrative	$175
Sales and marketing	40
Research and development	36

$251

The following table illustrates the impact on the Company’s net loss and loss per share for the years ended December 31, 2005 and 2004 as if the Company had applied the fair value recognition provisions of FAS 123 to share-based employee compensation awards:

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

9. Share capital, continued
(a) Stock option plan, continued

	Years ended December 31,
	2004	2005

	(restated – note 3)	(restated – note 3)
Net loss – as reported	$(3,075)	$(746)
Less: Total share-based employee compensation expense determined under fair value based method for all awards	(1,035)	(1,784)

Net loss – pro forma	$(4,110)	$(2,530)

Basic and diluted loss per share – as reported	$(0.18)	$(0.04)
Basic and diluted loss per share – pro forma	$(0.24)	$(0.13)
On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded to employees under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the accelerated vesting. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the pro forma net loss for the fiscal year ended December 31, 2005 representing the remaining unamortized value of the impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common shares on the date of their modification, no compensation expense was recorded in the Company’s Consolidated Statements of Operations in accordance with APB 25.
The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term and the Company’s expected annual dividend yield. The Company believes that the valuation technique and the approach used to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s stock options granted in the year ended December 31, 2006. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2004	2005	2006

Expected dividend yield	0%	0%	0%
Expected stock price volatility (1)	78-144%	59-121%	102-109%
Risk-free interest rate (2)	2.35-4.00%	2.83-3.80%	3.83-4.61%
Expected life of stock options (3)	1-4 yrs	1-4 yrs	2.75-6.25 yrs

(1)	The stock price volatility for each grant is determined based on the review of the price volatility of the Company’s common shares over a period approximating the expected life of each stock option granted.

(2)	The risk-free interest rate for periods approximating the expected term of the stock option is based on yields from Canadian government bonds with similar remaining terms in effect at the time of the grant.

(3)	For stock options granted after January 1, 2006, the Company determines the expected life of each stock option that qualifies as a “plain vanilla” stock option using the simplified method for estimating expected option life. The Company determines the expected life of each stock option that does not qualify as a “plain vanilla” stock option based on management’s best estimate with reference to historical experience and the specific characteristics of the option grant.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

9. Share capital, continued
(a) Stock option plan, continued
The Company did not recognize compensation expense for employee stock option grants for the years ended December 31, 2004 and 2005 under APB 25, as the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying common shares on the date of grant.
The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,451,237 options have been exercised, 3,313,531 stock options are currently outstanding and 785,232 stock options are available for grant at December 31, 2006. Under the terms of its employee stock option plan, the Company’s Board of Directors may grant options to employees, officers, directors and consultants. The plan provides for granting of options at or above the fair market value of the Company’s stock at the grant date. Options generally vest over three to five years with a portion vesting on the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. The Company determines the term of each option at the time it is granted, with options having terms between three and ten years. The exercise prices of stock options are expressed in Canadian dollars, United States dollars and Pounds Sterling.
A summary of stock option activity during the year ended December 31, 2006 is as follows:

				Weighted
				Average
	Number			Remaining
	of Stock	Weighted Average		Contractual	Aggregate Intrinsic
	Options	Exercise Price		Life	Value (000’s)
		Cdn$	US$		Cdn$	US$

Outstanding, December 31, 2005	3,235,675	$2.39	$2.05
Granted	877,500	0.91	0.81
Cancelled and expired	(799,644)	3.26	2.87

Outstanding, December 31, 2006	3,313,531	$1.79	$1.53	3.63 years	$Nil	$Nil

Vested and exercisable, December 31, 2006	2,503,229	$2.04	$1.75	3.31 years	$Nil	$Nil

The stock options outstanding at December 31, 2006 expire between January 2007 and July 2016.
The following table summarizes the weighted average grant date fair values of the Company’s stock options granted:

	Weighted Average Grant Date Fair Value
	2004		2005		2006
	Cdn$	US$	Cdn$	US$	Cdn$	US$

Stock options granted during year ended December 31,	$1.00	$0.77	$1.00	$0.83	$0.63	$0.56

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

9. Share capital, continued
(a) Stock option plan, continued
The following table summarizes the status of the Company’s non-vested stock options since December 31, 2005:

	Non-Vested Stock Options
	Number	Weighted Average
	of stock options	Fair Value
		Cdn$	US$

Non-vested, December 31, 2005	304,583	$0.97	$0.83
Granted	877,500	0.63	0.56
Vested	(304,103)	0.79	0.69
Forfeited	(67,678)	0.89	0.78

Non-vested, December 31, 2006	810,302	$0.67	$0.58

As at December 31, 2006, there was $359 (Cdn$419) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. The weighted average remaining number of years to vest is 1.95 years. The total fair value of stock options vested during the year ended December 31, 2006 was Cdn$239 ($211).
Cash received from option exercises under all share-based payment arrangements for year ended December 31, 2006 was nil. The actual tax benefit realized from the tax deductions from option exercise of the share-based payment arrangements was nil.
(b) Private placement (2006)
On October 12, 2006, the Company consummated the sale of 1,610,303 Units for a price of Cdn$0.78 ($0.69) or $0.70 per Unit, for total gross proceeds of Cdn$1,268 ($1,116). Each Unit consists of one common share and one quarter of one common share purchase warrant. The warrants expire 18 months from the closing date and have an effective exercise price of Cdn$0.89 ($0.76) or $0.80 per common share. Under their terms the common shares and warrants could not be resold until February 12, 2007. The offering was made in a non-brokered private placement transaction primarily in Canada and was not registered in the United States. The fair value of the warrants, calculated using the Black-Scholes pricing model, on the date of closing was Cdn$81 ($71), of which $39 was allocated to equity because the warrants were denominated in U.S. dollars.
The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility (1)	56%
Risk-free interest rate (2)	4.1%
Life of warrants	1.5 years

(1)	The stock price volatility was determined based on the review of the price volatility of the Company’s common shares over a period approximating the expected life of the warrants.

(2)	The risk-free interest rate for the period approximating the expected term of the warrants was based on yields from Canadian government bonds with a similar remaining term in effect at the time of the sale.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

9. Share capital, continued
(c) Private placement (2004)
In March 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consisted of one common share and one half of one common share purchase warrant. Each share purchase warrant entitled the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which was equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All 99,549 compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants had the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option-pricing model. The fair value of the share purchase warrants was estimated by the Company to be Cdn$79 ($59). A total of 995,625 share purchase warrants were exercised and the balance of 160,250 expired on September 23, 2005.
(d) Head office lease
In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company paid the building owner a cash lease renegotiation fee of Cdn$100 ($76), issued the owner 200,000 common shares of the Company and granted the owner 200,000 common share purchase warrants. The common share purchase warrants were valued at Cdn$0.59 ($0.44) using the Black-Scholes option-pricing model. Warrants allowing the holder to purchase 20,300 common shares at Cdn$2.43 ($2.02) per share expired on December 31, 2005 and warrants allowing the holder to acquire 179,700 common shares at Cdn$2.52 ($2.09) per share expired on March 31, 2006. The total fair value of equity based compensation issued to the building owner was Cdn$401 ($301). Since the compensation paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s consolidated balance sheet and will be amortized over the balance of the new lease term.
10. Income taxes
Loss before provision for income taxes consisted of:

	Years ended December 31,
	2004	2005	2006
	(restated – note 3)	(restated – note 3)
Canada	$(1,967)	$(462)	$(2,444)
Other	(1,108)	(284)	(618)

	$(3,075)	$(746)	$(3,062)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

10. Income taxes, continued
Income tax expense consists of the following:

	Years ended December 31,
	2004	2005	2006

Current
Canada	$(5)	$(10)	$3
Other	5	10	(3)

Total current	$—	$—	$—

Income tax expense varies from the amounts that would be computed by applying the Canadian federal and provincial income tax rate of 34.1% (2005–34.9% and 2004–35.6%) for each of the years presented to loss before income taxes as shown in the following tables:

	Years ended December 31,
	2004	2005	2006
	(restated – note 3)	(restated – note 3)
Combined Canadian federal and provincial income taxes at expected rate	$(1,095)	$(260)	$(1,044)
Permanent and other differences	(1,282)	(659)	(776)
Change in valuation allowance	2,335	920	1,821
Foreign (profits) losses tax effected at lower rates	42	(1)	(1)

	$—	$—	$—

As at December 31, 2006 the Company has claimed, for Canadian income tax purposes, investment tax credits of approximately $16,092 (Federal $13,624, Provincial $2,468), which are available to reduce future years’ income taxes payable. These investment tax credits expire between 2007 and 2017. The Company has losses for UK income tax purposes of approximately $5,141 which can be carried forward indefinitely to reduce future taxable income. The Company also has losses for United States income tax purposes of approximately $2,451, which can be carried forward to reduce future taxable income. These United Sates income tax losses expire between 2024 and 2026. The potential tax benefits that may arise from the utilization of these tax credits and loss carry-forwards have not been recognized in these financial statements, because their realization is not considered to be more likely than not.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

10. Income taxes, continued
The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are presented below:

	December 31,
	2005	2006

Deferred income tax assets
Tax losses carried forward	$1,686	$2,067
Research and development	6,466	7,424
Acquired technology	1,300	1,391
Share issue costs	121	65
Capital assets	408	513
Investment tax credits	—	80
Head office lease restructuring costs	—	256
Other	26	30

Total gross deferred income tax assets	10,007	11,826
Less: valuation allowance	(10,007)	(11,826)

Total deferred income tax assets	$—	$—

11. Segmented information
The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management of the Company makes decisions about allocating resources based on the one operating segment. Substantially all of the Company’s long-lived assets are located in Canada.
(a) Revenues by region and customer:

	Years ended December 31,
	2004	2005	2006

By region
United States	$14,732	$9,999	$11,080
Other	3,126	4,744	3,039

Total sales	$17,858	$14,743	$14,119

Revenue is allocated to region based on location of customer.

By Customer
Customer A	$1,817	Less than 10%	less than 10%
Customer B	Less than 10%	$1,531	$1,984
Customer C	2,357	1,497	2,874
Customer D	3,638	less than 10%	less than 10%
Customer E	less than 10%	less than 10%	1,679

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

11. Segmented information, continued
(b) Revenues and gross profit by product line:

	Years ended December 31,
	2004	2005	2006

Revenue
Wireless	$13,730	$13,914	$13,744
Packet-voice	4,128	829	375

	$17,858	$14,743	$14,119

Gross profit
Wireless	$7,904	$8,475	$7,947
Packet-voice	2,574	611	290

	$10,478	$9,086	$8,237

12. Financial instruments
(a) Fair value of financial instruments
Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities and other liabilities approximate fair value due to their short maturities. The fair-value of the long-term obligations are calculated based on the discounted cash flows, which approximates the carrying value.
(b) Foreign currency instruments
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
The Company utilizes foreign exchange futures contracts to manage its exposure to fluctuations in foreign exchange. These contracts typically expire within one year. These instruments are used for purposes other than trading and are employed in connection with an underlying asset or liability.
The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($10,299). The Company was party to the following foreign exchange futures contracts at December 31, 2006.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

12. Financial instruments, continued
(b) Foreign currency instruments, continued

				Contract	Fair value at
Purchase	Settlement		Notional	settlement rate	December 31,
date	date	Type of contract	Principal	(US$/Cdn$)	2006

December 29, 2006	March 20, 2007	Futures contract to buy Cdn dollars	Cdn$ 1,000	1.1634	$1

December 29, 2006	June 19, 2007	Futures contract to buy Cdn dollars	1,000	1.1597	—

			Cdn$ 2,000	1.1616	$1

The Company records the fair value of open foreign exchange futures contracts as an accrued asset or liability on its consolidated balance sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash. At December 31, 2006, the minimum margin requirement for the Company’s open foreign exchange futures contracts was $17.
These contracts do not qualify for hedge accounting since they do not meet all of the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of these contracts are recognized in net earnings (loss) for the period.
(c) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and short-term investment instruments. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables. At December 31, 2006, 20% of the Company’s trade receivables were insured by credit insurance. The Company manages its credit risk related to its short-term investments by limiting its investment instruments to government bonds, bankers’ acceptances, commercial paper and guaranteed investment certificates with institutions rated R-1 mid or higher by the Dominion Bond Rating Service.
(d) Share purchase warrants
The Company’s share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are recorded as liabilities at their fair value calculated in accordance with the Black-Scholes pricing model. Any gain or loss arising from the change in the fair value of the share purchase warrants is included in the calculation of net earnings for the period.
13. Bank indebtedness
At December 31, 2006, the Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$1,500 ($1,287) operating line of credit. The Company’s United States dollar borrowing capacity under its Canadian dollar-denominated line of credit varies period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. prime rate plus 1.7%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 1.7%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

13. Bank indebtedness, continued
and foreign accounts receivable. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank before (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of December 31, 2006 were nil. This facility expired on January 31, 2007.
14. Supplementary information

	Years ended December 31,
	2004	2005	2006
	(restated-note 3)	(restated-note 3)

(a) Cash flow information
Cash received for:
Interest	$6	$65	$57
Income taxes	—	—	3

Cash paid for:
Interest	14	3	9
Income taxes	8	9	3

Non-cash financing and investing activities:
Issuance of share purchase warrants to brokers (note 9(d))	59	—	—
Issuance of share purchase warrants to landlord (note 9(d))	88	—	—
Issuance of common shares to landlord (note 9(d))	213	—	—

(b) Allowance for doubtful accounts
Balance, beginning of year	$298	$403	$273
Write-offs	(4)	(1)	—
Allowance adjustments	109	(129)	(33)

Balance, end of year	$403	$273	$240

(c) Other information
Rent expense	$568	$562	$579
Foreign exchange gain (loss)	100	47	(25)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

15. Subsequent events
(a) Pending acquisition by Vecima Networks Inc.
On February 16, 2007, the Company signed a definitive agreement under which Vecima Networks Inc. will acquire all of the outstanding common shares of the Company. Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of the Company for the equivalent of Cdn$0.8939 ($0.76) per share based on a value per Vecima share of Cdn$10.06 ($8.52) which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that the Company and Vecima executed a non-binding letter of intent. The Company’s shareholders may elect to receive cash consideration of Cdn$0.8939 ($0.76) per common share, 0.0889 of one Vecima common share per common share, or a combination of cash and Vecima shares. The transaction is generally subject to maximum aggregate cash consideration of Cdn$10,075,000 ($8,530,000) and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire the Company’s shares in exchange for financially equivalent options and warrants of Vecima. Approval of the transaction is required from various statutory authorities as well as holders of 75% of the Company’s outstanding common shares. The Company is holding a special meeting of shareholders on April 20, 2007 to vote on the transaction.
(b) Credit facility
On March 23, 2007, the Company entered into an agreement with Vecima providing for a revolving line of credit facility of up to Cdn$2,900 ($2,489) to be made available by Vecima to the Company. The facility provides for interest at the Canadian prime rate plus 5.5%. Borrowings shall not exceed 80% of the Company’s gross qualified and eligible accounts receivable. Borrowings are secured by a first-priority blanket security interest in all corporate assets. The credit facility does not contain any financial covenants. The credit facility expires on June 30, 2007.
16. Differences between United States and Canadian Generally Accepted Accounting Principles
Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) provided that, if such issuer previously filed or included in prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain additional disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and United States GAAP for the current and comparative periods for a specified period of time into the future.
The consolidated financial statements have been prepared in accordance with United States GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net loss between United States GAAP and Canadian GAAP for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
	(restated – note 3)	(restated – note 3)

Net loss under United States GAAP	$(3,075)	$(746)	$(3,062)
Share-based compensation expense (a)	(395)	(1,691)	—
Loss (gain) from change in fair value of share purchase warrants not applicable under Canadian GAAP (g)	1,483	(792)	(27)

Net loss under Canadian GAAP	$(1,987)	$(3,229)	$(3,089)

Basic and diluted loss per share under Canadian GAAP	$(0.12)	$(0.17)	$(0.16)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

16.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued
The most significant balance sheet differences between United States GAAP and Canadian GAAP are as follows:

	December 31,
	2005	2006
(restated - note 3)
Accrued liabilities and other current liabilities, United States GAAP	$1,060	$1,175
Issuance of share purchase warrants (g)	(1)	(11)

Accrued liabilities and other current liabilities, Canadian GAAP	$1,059	$1,164

Share capital, United States GAAP	$30,280	$31,284
Share-based compensation expense (a)	271	271
Foreign currency translation (f)	(912)	(912)
Issuance and exercise of warrants (g)	(799)	(799)

Share capital, Canadian GAAP	$28,840	$29,844

Additional paid-in capital, United States GAAP	$667	$918
Share-based compensation expense (a)	2,323	2,323
Expiration of warrants (g)	30	109

Additional paid-in capital (contributed surplus), Canadian GAAP	$3,020	$3,350

Warrants, United States GAAP	$—	$39
Loss (gain) from change in fair value of share purchase warrants ( g)	78	—
Reclassification of warrants to liabilities (g)	1	37

Warrants, Canadian GAAP	$79	$76

Deficit, United States GAAP	$(23,774)	$(26,836)
Share-based compensation expense (a)	(2,594)	(2,594)
Foreign currency translation (f)	211	211
Loss (gain) from change in fair value of share purchase warrants (g)	691	664

Deficit, Canadian GAAP	$(25,466)	$(28,555)

Cumulative translation adjustments, United States GAAP	$(1,821)	$(1,821)
Foreign currency translation (f)	701	701

Cumulative translation adjustments, Canadian GAAP	$(1,120)	$(1,120)

(a) Share-based compensation
Under United States GAAP, the Company adopted the provisions of FAS 123(R) effective January 1, 2006, which establishes accounting for equity instruments exchanged for employee services as described in note 2. Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870 (“HB 3870), “Stock-based Compensation and other Stock-based Payments”, which requires recognition of an estimate of the fair value of all share-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. Accordingly, the adjustment identified above for 2005 and 2004 differs from that in note 9(a) as for United States GAAP purposes the Company is required to consider all grants since 1994 whereas for Canadian GAAP purposes only the effect of grants since January 1, 2002 are included. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with United States GAAP included in the Company’s U.S. Securities and Exchange Commission filing. As all unvested stock options remaining at December 31, 2006 were issued after January 1, 2002, share-based compensation expense under Canadian GAAP and United States GAAP are equivalent for the year-ended December 31, 2006.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

16. Differences between United States and Canadian Generally Accepted Accounting Principles, continued
(a) Share-based compensation, continued
On December 19, 2005, the Company accelerated the vesting of all unvested stock options awarded under its stock option plan that had exercise prices of Cdn$1.50 ($1.29) or greater. Unvested stock options to purchase approximately 877,000 shares became exercisable as a result of the vesting acceleration. In connection with the modification of the terms of these stock options to accelerate their vesting, approximately $789 was included in the Canadian GAAP net loss for the fiscal year-ended December 31, 2005, representing the remaining unamortized value of the impacted, unvested stock options. Because the exercise price of all modified stock options was greater than the market price of the Company’s underlying common shares on the date of their modification, no compensation expense was recorded in the Company’s consolidated statements of operations in accordance with US GAAP APB 25.
(b) Research and development
Under United States GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet specified criteria for deferral and amortization. No development costs have been deferred during the years ended December 31, 2004, 2005 and 2006, as the criteria for deferral were not met.
(c) Short-term investments
Under United States GAAP, Statement of Financial Accounting Standards No. 115, “Accounting for Certain investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains or losses being recorded in other comprehensive income and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value and any write-down is included in earnings or loss for the period. This difference did not impact the amounts reported in the periods presented.
(d) Future income taxes
Under United States GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. This difference did not impact the amounts reported in the periods presented.
(e) Investment tax credits
Under United States GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the years ended December 31, 2004, 2005 and 2006, there were no investment tax credits recorded.
(f) Stockholders’ equity
The various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to United States dollars during the year ended December 31, 1998. Under United States GAAP the stockholders’ equity accounts were translated into United States dollars at the rate in effect at the original transaction date, while under Canadian GAAP all amounts were translated into United States dollars at the rate in effect on December 31, 1998. In addition, the various components within stockholders’ equity are affected by the different accounting treatment of share-based compensation described in note 16(a).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2004, 2005 and 2006 (Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America

16. Differences between United States and Canadian Generally Accepted Accounting Principles, continued
(g) Share purchase warrants
FAS 133 requires that when a company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, the share purchase warrants must be classified as liabilities at their fair value with any changes in fair value being included in the calculation of United States GAAP earnings. Under Canadian GAAP, the Company’s share purchase warrants are classified as equity and are recorded at their fair value on issuance. In accordance with FAS 133, the Company has recorded a loss in fair value of warrants for 2004 of $1,483, and a gain in fair value of warrants for 2005 and 2006 of $792 and $27 respectively. These amounts have been removed from earnings for Canadian GAAP purposes.

Exhibit Index

1.1	Certificate of Incorporation (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

1.2	Articles of the Company (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

2.1	Specimen Share Certificate (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.1	Spectrum Signal Processing Inc. 1995 Stock Option Plan, as amended (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.2	Form of Stock Option Agreement (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.3	Spectrum Signal Processing Inc. 1999 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement in Form S-8 (No. 333-30136))

4.4	License Agreement, dated July 31, 1987, between Loughborough Sound Images Ltd. and the Company (incorporated by reference to the Company’s Report on Form 20 FR filed on February 26, 1992)

4.5	Distribution and Manufacturing Agreement, dated January 17, 1997, between Loughborough Sound Images PLC and the Company (incorporated by reference to the Company’s Report on Form 20-F filed on June 30, 1997)*

4.6	Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form F-1 (No. 333-4820))

4.11	Share Purchase Agreement, dated May 27, 1997, among the Company, 3L Limited and the shareholders of 3L Limited (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.12	Asset Purchase Agreement, dated March 20, 1998, among the Company, Alex Computer Systems, Inc. and Alex Informatics Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.13	Registration Agreement, dated April 30, 1998, between the Company and Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.14	Share Purchase Warrant Certificate to purchase 7,726 Common Shares issued to Andrew Talbot (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.15	Share Purchase Warrant Certificate to purchase 102,649 Common Shares issued to Alex Computer Systems, Inc. (incorporated by reference to the Company’s Registration Statement on Form F-3 filed on June 30, 1998 (No. 333-58115))

4.16	Agreement, dated March 31, 1999, between the Company and Technology Partnerships Canada (incorporated by reference to the Company’s Amendment No.4 to its Registration Statement on Form F-3 (No.333-58115))

4.20	Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.21	Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 12, 2002)

4.22	Credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.23	General Security Agreement, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on May 15, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.24	Amendment dated June 20, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on June 30, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.25	Amendment dated July 24, 2003, to credit facility agreement dated April 28, 2003, between the Royal Bank of Canada and the Company; agreed to and accepted by the Company on July 25, 2003 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2003)

4.26	Agreement, dated December 23, 2003, between the Company and UTStarcom for licensing of the Company’s aXs™.62X subsystem technology.* (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.27	Form of subscription agreement between the Company and each subscriber private placement participant. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.28	Warrant Indenture, dated March 23, 2004, between the Company and Computershare Trust Company of Canada. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.29	Agency Agreement, dated March 23, 2004, among the Company, GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.30	Form of Warrant issued to each subscriber in the United States. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.31	Form of Warrant issued to each subscriber in Canada. (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on April 1, 2004)

4.32	Form of Warrant issued to each of GMP Securities Inc. and Dlouhy Merchant Group Inc. (incorporated by reference to the Company’s Report on Form 20-F files with the SEC on April 1, 2004)

4.33	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada* (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on May 17, 2004)

4.34	Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company. (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 16, 2004)

4.35	Employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 together with related agreement dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.36	Employment letter agreement between the Company and Mr. Brent Flichel dated December 28, 2002 together with related agreement dated December 28, 2002 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.37	Employment letter agreement between the Company and Mr. Mario Palumbo dated January 30, 2004 together with related agreement dated February 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.38	Employment letter agreement between the Company and Mr. Leonard Pucker II dated June 30, 2004 together with related agreement dated July 1, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.39	Audit and Governance Committee Charter of the Company dated March 4, 2004 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.40	Amendment dated January 18, 2005 to employment letter agreement between the Company and Mr. Pascal Spothelfer dated December 28, 1999 (incorporated by reference to the Company’s Report on Form 20-F filed with the SEC on March 17, 2005)

4.41	Credit facility arrangement dated March 7, 2005 between the Royal Bank of Canada and the Company, agreed and accepted on May 30, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.42	Employment letter agreement between the Company and Mr. Mark Briggs dated June 24, 2005 together with related agreement dated June 24, 2005 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on August 15, 2005)

4.43	Form of subscription agreement between the Company and each subscriber private placement participant in the United States.

4.44	Form of subscription agreement between the Company and each subscriber private placement participant in Canada.

4.45	Form of Warrant issued to each subscriber in the United States.

4.46	Form of Warrant issued to each subscriber in Canada.

4.47	Severance agreement with Mr. Pascal Spothelfer.

4.48	Employment letter agreement between the Company and Mr. Brent Flichel dated November 2, 2006.

4.49	Employment letter agreement between the Company and Ms. Elena Kinakin dated November 2, 2006 together with related agreement dated November 2, 2006.

4.50	Employment letter agreement between the Company and Mr. Douglas Atterbury dated November 2, 2006 together with related agreement dated November 2, 2006.

4.51	Definitive Agreement between the Company and Vecima Networks Inc. dated February 16, 2007 (incorporated by reference to the Company’s Report on Form 6-K filed with the SEC on March 5, 2007).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of Independent Registered Public Accounting Firm KPMG LLP

*	Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.